Form 20-F
period 2003-12-31
FRONTEER DEVELOPMENT GROUP INC
filed 2004-06-28
CIK 1271129

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT FISCAL 12/31/2003

   [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________December 31, 2003________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

FRONTEER DEVELOPMENT GROUP INC.

(Exact name of Registrant as specified in its charter)

__________Ontario, Canada_____________

(Jurisdiction of incorporation or organization)

1640-1066 West Hastings Street, Vancouver, British Columbia, Canada  V6E 3X1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                              None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                            30,554,967

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.           Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                  Item 17 xxx   Item 18 ___

Index to Exhibits on Page 74

#

FRONTEER DEVELOPMENT GROUP INC.

FORM 20-F ANNUAL REPORT 2003

#

Mining Glossary

Au: Gold

Breccia:

Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Deposit:

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

Hectare:

A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Induced polarization:

This is a type of geophysical survey, whereby electric current is injected into the ground causing some materials, especially sulphides, to become polarized. This phenomenon is called induced polarization and the physical property that is measured is called chargeability.

Mineralized material:

Tonnage and grade estimate for non-reserve materials where sampling and geologic understanding is sufficient for classification as reserves, but that may not pass the economic test.

Net profits royalty:

A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

Net smelter return royalty:

A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Ore: A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

ounces/oz: Troy ounces.

oz/ton: Troy ounces per short ton.

Quartz:

A common mineral, silicon dioxide, occurring in crystals and grains.

The chief component of sand.

Stratigraphy:

The arrangement of rock strata, especially as to geographic position and chronological order of sequence.

ton: Short ton (2,000 pounds).

Tonne: Metric tonne (1,000 kilograms).

#

INTRODUCTION

Fronteer Development Group Inc. (the "Corporation") was incorporated under the name 1334970 Ontario Inc. under the laws of the Province of Ontario on January 11, 1999.  On February 2, 1999, the Corporation filed Articles of Amendment to change its name to Fronteer Development Group Inc.

In this Annual Report, the “Company”, “Fronteer Development”, "we", "our", and "us", refer to Fronteer Development Group Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 1640 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

BUSINESS OF FRONTEER DEVELOPMENT GROUP INC.

Fronteer Development Group Inc. (the “Company") is principally a mineral company engaged in the acquisition and exploration of mineral properties. The Company began concentrating its efforts in the area of mineral exploration in June of 2001.  Prior to that, it was involved in the development and marketing of residential real estate properties in eastern Canada. The Company currently has projects in the Red-Lake Birch Uchi Belt in northwestern Ontario; the Northwest Territories; the Central Mineral Belt in Labrador and western Turkey.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 5/25/2004 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name	Age	Date First Elected of Appointed

Mark O’Dea (3)	36	May 2001
Donald McInnes (1)(2)(4)	40	June 2001
Oliver Lennox-King (1)(2)(8)	55	November 2003
George Bell (1) (2) (6)	60	December 2003
Lyle Hepburn (7)	62	April 2004

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

1640 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X1

(4)

501 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(5)

1000 – 36 Toronto Street, Toronto, Ontario M5C 2C5

(6)

29 Southwind Terrace, Oakville, Ontario L6L 6K6

(7)

36 Toronto Street, Suite 1000, Toronto, ON M5C 2C5

(8)

43 Benlamond Ave., Toronto, ON, M4E 1Y8

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 5/25/2004, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

Mark O’Dea, President and CEO	36	May 2001
Larry Johnson, Chief Financial Officer/Corporate Secretary	54	October 2003
Rick Valenta, PhD., VP Exploration	43	August 2003

______________________________________________________________________________

______________________________________________________________________________

Mr. O’Dea’s business functions, as President of the Company and Chief Executive Officer, include strategic planning, business development, operations; liaise with the financial community and shareholders the activities of the Company, and reporting to the Board of Directors.

Mr. Johnson’s business functions, as Chief Financial Officer of the Company include responsibilities for financial administration, accounting, and liaison with auditors, accountants, lawyers, regulatory authorities, and preparation/payment/organization of the expenses/taxes / of the Company, and the completion and dissemination of the Company’s financial statements and for coordinating the Company’s financial information with the Company’s auditor.

Dr. Valenta’s duties are to supervise the Company’s projects under agreements with Placer Dome, Teck-Cominco, Alberta Star Development, Northwestern Mineral Ventures Inc. and Red Lake Resources. He is also responsible for management of the Company’s activities on the properties under agreement with Altius Resources located in Labrador.

1.B.  Advisors

The Company’s attorneys are: Goldman and Carr, LLP

                             Contact: Jay Goldman

                             200 King Street West

                             Suite 2300

                             Toronto, Ontario M5H 3W5

                             Telephone: 416-595-2409

                             Facsimile: 416-595-0567

                             e-mail: jgoldman@goldmancarr.com

The Company’s bank is:       The Royal Bank of Canada

                             1025 West Georgia Street, Second Floor

                             Vancouver, B.C. Canada V6E 3N9

                             Contact: Kenneth Yang

                             Telephone: 604-665-0576

                             Facsimile: 604-665-0992

The Company’s auditor is:    McGovern, Hurley, Cunningham, LLP

                             2005 Sheppard Avenue East, Suite 503

                             Toronto, Ontario, CANADA M2J 5B4

                             Telephone: 416-496-1234

                             Facsimile: 416-496-0125

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003/2002/2001 ended December 31st was derived from the financial statements of the Company that have been audited by McGovern, Hurley, Cunningham LLP, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2000/1999 ended December 31st was derived from the financial statements of the Company that were audited by McGovern, Hurley, Cunningham, LLP, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year	Year	Year	Year	Year
	Ended 12/31/03	Ended 12/31/02	Ended 12/31/01	Ended 12/31/00	Ended 12/31/99
CANADIAN GAAP
Revenue	Nil	$158	$3,985	Nil	$2,903
Income (Loss) for the Year	($471)	($289)	$24	($79)	$86
Basic Income (Loss) Per Share	($0.02)	($0.02)	Nil	($0.01)	$0.01
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	20,277	13,241	11,259	10,433	9,870
Period-end Shares	21,335	14,712	11,887	10,567	10,367

Working Capital	$2,957	$1,058	$582	$354	$1,334
Mineral Properties	$915	$526	$81	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$4,743	$1,658	$662	$346	$1,248
Shareholders’ Equity	$4,435	$1,658	$694	$353	$1,334
Total Assets	$4,532	$1,749	$874	$1,961	$1,822

US GAAP
Net Loss	($566)	($733)	($57)	($79)	$86
Loss Per Share	($0.03)	($0.06)	($0.01)	($0.01)	($0.01)
Mineral Properties	0	0	0	0	0
Shareholders’ Equity	$3,524	$1,133	$613	$353	$1,334
Total Assets	$3,618	$1,224	$793	$1,961	$1,822

(1)  Cumulative Net Loss since incorporation through 12/31/2003 under US GAAP was

     $1,642,251.

(2)  a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

     b) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period and the range of high and low rates for the period.  The data for the three-month period ended 03/31/2004 is provided, as is the data for each month during the most recent six months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

May 25, 2004		1.40	1.37	1.37

April 2004		1.37	1.31	1.37
March 2004		1.34	1.31	1.31
February 2004		1.34	1.31	1.34
January 2004		1.33	1.27	1.33
December 2003		1.34	1.30	1.29
November 2003		1.33	1.30	1.30

Interim Period March 31, 2004	1.32	1.34	1.27	1.31

Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50
Fiscal Year Ended 12/31/1999	1.49	1.53	1.44	1.44

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 03/31/2004.  As of 03/31/2004, the Company has cash and cash equivalents totaling $9,924,460.  The Company has no significant debt outstanding as of 03/31/2004 and had issued and outstanding common shares of 28.3 million.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
28,284,666 shares issued and outstanding	$11,683,080
Retained Earnings (deficit)	($1,724,046)
Net Stockholders’ Equity	$10,728,821
TOTAL CAPITALIZATION	$12,452,867

Stock Options Outstanding (At March 31, 2004):	2,991,670
Warrants Outstanding (At March 31, 2004):	6,227,136
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Cumulative Unsuccessful Exploration Efforts By Fronteer Development Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Fronteer Development in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Fronteer Development having to cease operations.

Fronteer Development Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Fronteer has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If the Company does not ultimately find a body of ore, it would have to cease operations.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which Fronteer Development Has an Interest:

Unregistered agreements or unregistered transfers of title could cause Fronteer Development to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to Fronteer Development. The Company currently does not have clear title to the Dixie Lake Property, the Conjuror Property, the Longtom Property, or the Properties in Western Turkey as they are all held under option to purchase agreements and the Company’s properties located in Labrador are held by a letter of intent.

Mineral Prices May Not Support Corporate Profit for Fronteer Development:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

Fronteer Development Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company’s inception of the development stage, according to U.S. GAAP, is ($2,789,790). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Fronteer Development currently has 3,516,670 share purchase options outstanding and 7,543,477-share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 30,554,967 (as of May 25, 2004) to 41,615,114.  This represents an increase of 36.2% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Fronteer Development Could Be In An Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and Provincial governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Fronteer Development To cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Fronteer Development Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Fronteer Development may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Fronteer Development to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Fronteer Development And Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s Class “A” shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Fronteer Development is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Fronteer Development’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  St. Jude’s growth will depend, on the efforts of its Senior Management, particularly its President, Mark O’Dea and its Chairman, Mr. Hugh Snyder. Loss of these individuals could have a material adverse effect on the Company.  Fronteer Development has no key-man life insurance or written consulting agreements with the Senior Officers or the Directors.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Fronteer Development’s Stockholders

Because the success of Fronteer Development is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 3,516,670   share purchase options outstanding which, if exercised, would result in an additional 3,516,670 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “)Fronteer Development Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Fronteer Development.  The Company is a corporation incorporated in the province of Ontario under the Ontario Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Fronteer Development is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Fronteer Development Group Inc. initially started as a real estate company engaged in the acquisition of land for sale and the building and marketing of residential real estate properties.  Fronteer was incorporated as numbered company “1334970 Ontario Inc.” under the laws of the province of Ontario in January 1999.  The name of the company was changed on February 2, 1999 to Fronteer Development Group Inc. The Company’s real estate activities were focused in the Greater Toronto area.  Fronteer became a publicly listed company on the Canadian Venture Exchange in December 2000. (The name of the Canadian Venture Exchange was subsequently changed to The TSX Venture Exchange.)

In the spring of 2001, a decision was made to wrap up the Company’s real estate business and enter the area of mineral exploration. In June of 2001 the Company was selling all the real estate properties that had developed and management made the decision to acquire mineral properties in an effort to diversify its business. In the Fall of 2001 the Company’s Board of Directors decided that it would be in the Company’s best interest to focus exclusively on mineral exploration activities. In May 2001, Mark O’Dea, a professional geologist was hired as President and Chief Executive Officer replacing Derek Snyder, the former President. A mineral exploration office was set up in Vancouver, British Columbia and the Company was extra-provincially registered in the province of British Columbia in June 2001. Upon the acquisition of mineral properties in the Fall of 2001, Fronteer then took steps to apply for a Change of Business with the TSX Venture Exchange (“TSX-V”). The last of the Company’s real estate holdings were sold in March 2002.  On May 2, 2002, the Company received approval from the TSX-V to move from a Tier 3 Real Estate issuer to a Tier 2 Junior Mining issuer.

In December of 2002, a decision was made to apply for listing on the Toronto Stock Exchange (“TSX”) in order to gain greater access to equity capital for exploration. On December 30, 2002, the Dixie Lake Property, located in northwestern Ontario was acquired. The Company also completed a $3,000,000 financing in late June 2002 (offered only to residents of Canada). The Company began trading on the Toronto Stock Exchange on July 11, 2003.

The Company’s executive office is located at:

   1640-1066 West Hastings Street

   Vancouver, British Columbia, Canada  V6E 3X1

   Telephone: (604) 632-4677

   Facsimile: (604) 632-4678.

   Website: www.fronteergroup.com

   Email: modea@fronteergroup.com

The contact person is: Mark O’Dea, President and Chief Executive Officer

The Company's fiscal year ends December 31st.

The Company's common shares trade on the Toronto Stock Exchange in Toronto, Canada under the symbol "FRG" and on the Frankfurt Stock Exchange in Frankfurt, Germany also under the symbol “FRG”.

The Company has an unlimited number of common shares without par value authorized.  At 12/31/2003, the end of the Company's most recent fiscal year, there were 21,334,968 common shares issued and outstanding. At 3/31/2004, the end of the Company’s most recently completed fiscal quarter; there were 28,284,666 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Fronteer Development Group Inc. was incorporates in January 1999 under the name of 1334970 Ontario Inc.  The Company changed its name to Fronteer Development Group Inc. by articles of amendment dated February 2, 1999.

The following sets forth the names of the subsidiaries of the Company and their respective jurisdictions of incorporation.

(a)

1209786 Ontario Inc. is incorporated under the laws of Ontario and is 100% owned by Fronteer;

(b)

1262181 Ontario Inc. is incorporated under the laws of Ontario and is 100% owned by 1209786 Ontario Inc.;

(c)

123934 Ontario Inc. is incorporated under the laws of Ontario and is 100% owned by 1209798 Ontario Inc. This Company has been dormant since its incorporation; and,

(d)

Berkley Homes - Fronteer owns 50% and the remaining 50% is owned by Berkley Developments (Pickering), a private company.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

______________________________________________________________________________

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares/Units	Amount

Fiscal 2001	Issued for Cash	1,300,000	$325,000
Fiscal 2001	Issued for interest in mineral property	20,000	$5,600
Fiscal 2002	Issued for Cash	2,162,000	$958,510
Fiscal 2002	Flow-through shares issued for cash (1)	553,667	$288,040
Fiscal 2002	Issued for interest in mineral property	40,000	$24,000
Fiscal 2002	Issued for services	70,000	$23,800
Fiscal 2003	Issued for Cash	2,862,875	$1,404,825
Fiscal 2003	Flow-through shares issued for cash (1)	2,411,193	$1,567,275
Fiscal 2003	Issued for interest in mineral property	190,526	$126,900
Fiscal 2003	Exercise of warrants	974,733	$972,311
Fiscal 2003	Options Exercised	183,329	$84,163
1st Qtr 2004	Issued for Cash	6,525,727	$7,097,576
1st Qtr 2004	Issued for services	147,754	$160,853
1st Qtr 2004	Exercise of warrants	167,887	$134,961
1st Qtr 2004	Options Exercised	108,330	$97,581

(1) The mechanics of Flow through Agreements are as follows: Certain provisions of the Canadian Income Tax Act allow companies in the resource sector to incur expenditures and renounce them in favor of the investor, who is entitled to claim them.  The Company has incurred such Canadian exploration expenses (primarily expenses incurred for determining the existence, location, extent or quality of a mineral resource in Canada in the course of carrying out geological survey and sampling work.  There is a risk to the Company that should Revenue Canada deny the deductions in the hands of the investor penalties could be levied by Revenue Canada and that the shareholders could sue the Company for damages.  The Company is confident that it is in full compliance with the Canadian Income Tax Act and does not anticipate any such difficulties.

______________________________________________________________________________

______________________________________________________________________________

Capital Expenditures

Fiscal Year

Fiscal 1999		Nil
Fiscal 2000		Nil
Fiscal 2001	Mineral exploration	$107,633
Fiscal 2002	Mineral exploration	$471,650
Fiscal 2003	Mineral exploration	$427,794
1st Qtr 2004	Mineral exploration	$158,173

4.B. BUSINESS OVERVIEW

Historical Corporate Development

The Company was originally involved in the real estate business. In February of 1999 it acquired all of the assets of a company called Broder Devco Inc., by issuing Broder Devco Inc. 10,366,644 of its common shares. At the time of this transaction, the Company had no assets or liabilities. Upon the completion of this transaction, the Company carried on the real estate development business in which Broder Devco had been involved.

During June of 2001, the Company entered into the business of acquiring and exploring mineral properties. During the period since June of 2001, the Company has sold substantially all of its real estate properties and has been involved in mineral exploration.

The Company currently has interests in mineral properties located in the Northwest Territories, the province of Labrador, the province of Ontario and western Turkey.  A description of the Company’s properties is set out below.

The Bear Province, NWT –
Achook and McPhoo
Properties
The Red Lake Belt,
NW Ontario – Dixie and Balmer
Properties

The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

The Company’s primary source of funds since incorporation has been through the issuance of both common shares and flow-through shares.

During the first quarter of 2004 the Company raised $6,779,153 from the sale of 6,525,727 common shares and from the exercise of share purchase options and share purchase warrants. The proceeds of this financing will be used for the exploration the Company’s mineral properties, for the acquisition and exploration of new mineral properties and for working capital.

During Fiscal 2003, the Company had raised $3,139,892 from the sale of 2,862,875 common shares; from the sale of 2,411,193 flow-through common shares and from the exercise of share purchase options and share purchase warrants.

The Company had a working capital balance of $3,406,901 at 12/31/2003 and $9,542,826 million at 3/31/2004.  The increase in working capital at March 31, 2004 as compared to December 31, 2003 was the result of a financing during the first three months of Fiscal 2004.

Use of Funds for Fiscal 2004/2005

During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $1.5M and $2M on general/administrative expenses.  During Fiscal 2004 and Fiscal 2005, the Company estimates that it might expend $5,000,000 and $7,000,000 respectively on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Company had revenues of $3,985,210 during Fiscal 2001; revenues of $157,877 during Fiscal 2002 and no revenues during Fiscal 2003.  All of these revenues were generated in Canada.

At 12/31/2003, 12/31/2002, and 12/31/2001 all of the Company’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

The Company was incorporated under the name 13344970 Ontario Inc. under the laws of the Province of Ontario on January 11, 1999.  On February 2, 1999, the Company filed Articles of Amendment to change its name to Fronteer Development Group Inc.

The Company has one wholly owned subsidiary: 1209786 Ontario Inc. incorporated in Ontario. 1209786 Ontario Inc. has two wholly owned subsidiaries: 1262181 Ontario Inc. (Incorporated under the laws of Ontario) and 123934 Ontario Inc. (Incorporated under the laws of Ontario) The Company has one 50% owned subsidiary: Berkley Homes (Pickering) Inc. (Incorporated under the laws of Ontario).

4.D. Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1759 sq. ft. at 1640-1066 West Hastings Street, Vancouver, British Columbia CANADA V6E 3X1.  The Company began occupying these facilities on March 1, 2003.  Monthly rent is $5,943.

The Company’s mineral properties are located in the following areas:

a.

The Red-Lake Birch Uchi Belt which is found in Northwestern Ontario; and,

b.

The Bear Geological Province located in the Northwest Territories of Canada; and,

c.

The Central Mineral Belt of Labrador; and,

d.

Western Turkey

It is important to note that even if the Company completes its exploration programs on it properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Company has a commercially viable mineral deposit (a reserve) on the property.

THE RED-LAKE BIRCH UCHI BELT

The Dixie Lake Property

Red Lake
Madsen
N
DIXIE LAKE
PROPERTY
Ear Falls
52L
52K

The Dixie Lade Property is without known reserves and the work being done by the Company is exploratory in nature.

The Company’s interest in the Dixie Lake Property stemmed from earlier discoveries of gold which were made in the area.

Acquisition of Interest

On January 10, 2003, the Company acquired an option to earn a 100% interest in the Dixie Lake Property. Under the terms of the option agreement, the Company can earn an undivided 100% interest in the property by making cash payments of $80,000 and by issuing up to 200,000 share of its common stock over four years. The vendor of the property, Perry English, an unrelated party to the Company, retained a 2% net smelter royalty, half of which may be bought back by Fronteer for $1,000,000.

On September 3, 2003, the Company announced that it had granted an option to Alberta Star Development Corp., an unrelated public company trading on the TSX Venture Exchange under the symbol “ASX”, to earn up to a 50% interest in the property. Alberta Star Development Corp. can earn a 50% interest in the property by:

a.

Paying Fronteer an initial $10,000 and issuing 50,000 common shares of its common stock to Fronteer (Paid and stock issued);

b.

Completing $2 million in exploration work by September 1, 2006;

c.

Making annual cash payments to Fronteer of $25,000, $40,000 and $60,000 over the three year period beginning 2004; and,

d.

Making annual share issuances to Fronteer of 100,000 common shares of Alberta Star Development Corp. beginning 2004.

In addition to the above, Alberta Star Development Corp. is responsible for all cash payments to the underlying property vendor, Perry English, during the option period. By the terms of the agreement, Fronteer will be the operator of the program; however, the exploration team will consist of at least one person from Alberta Star Development Corp.

Location

The Dixie Lake Property is located in Northwestern Ontario and is cantered at coordinates N50˚51’ and W93˚ 36’ on NTS map sheet 52K/13.  The town of Red Lake, Ontario is located 24 km to the northwest of the Dixie Lake Property.

The Dixie Lake Property has an area of approximately 1,872 hectares consisting of 117 mineral claim units in 51 claims which lie within the Red Lake Mining Division.  All claims are currently in good standing.

Claim Status

The property has an area of approximately 1,872 hectares consisting of 117 mineral claim units in 51 claims which lie within the Red Lake Mining Division. The status of mineral claims comprising the property are presented below. All claims are currently in good standing.

The property is the subject of an option agreement (Dixie Lake Option Agreement) dated December 30, 2002, between Fronteer Development Group Inc. and Perry English. Under the terms of this agreement Fronteer can earn a 100% ownership in the subject properties by making staged cash payments and staged issuance of shares of Fronteer over four years.

31 units in 31 claims were originally recorded in June to August of 1988 and held by various prospectors. These claims were subsequently transferred to the National Trust Company to be held in escrow for Mutual Resources Ltd, who optioned the property in 1988. Consolidated Silver Standard Mines Ltd. conducted the 1988 exploration program in joint venture with Mutual Resources Ltd. and expanded the property by extensive staking in September 1988, which included the addition of 14 claims to the current property.

Also in 1988, Teck optioned a large claim area from Mutual Resources, which included the area of the current property. From 1992 to 1995 an additional 49 units in 10 claims comprising the property were staked by Noranda, P. English and Canadian Golden Dragon Ltd., and subsequently assigned to Perry English in 1998.

Dixie Lake Claim Status.

Property Name	Claim No.	Claim Units	Due Date
Dixie Lake	KRL 10230	1	June 17, 2006
Dixie Lake	KRL 10230	1	June 17 ,2006
Dixie Lake	KRL 10230	1	August 2, 2005
Dixie Lake	KRL 10230	1	August 2, 2005
Dixie Lake	KRL 10230	1	August 2, 2005
Dixie Lake	KRL 10230	1	June 21, 2006
Dixie Lake	KRL 10230	1	June 21, 2006
Dixie Lake	KRL 10231	1	June 21, 2006
Dixie Lake	KRL 10231	1	June 21, 2006
Dixie Lake	KRL 10231	1	June 21, 2006
Dixie Lake	KRL 10231	1	June 21, 2006
Dixie Lake	KRL 10231	1	June 21, 2006
Dixie Lake	KRL 10231	1	June 21, 2006
Dixie Lake	KRL 10231	1	June 21, 2006
Dixie Lake	KRL 10231	1	June 21, 2006
Dixie Lake	KRL 10231	1	June 21, 2006
Dixie Lake	KRL 10231	1	June 21, 2005
Dixie Lake	KRL 10567	1	September 8, 2006
Dixie Lake	KRL 10567	1	September 8, 2004
Dixie Lake	KRL 10567	1	September 8, 2004
Dixie Lake	KRL 10567	1	September 8, 2004
Dixie Lake	KRL 10567	1	September 8, 2004
Dixie Lake	KRL 10567	1	September 8, 2006
Dixie Lake	KRL 10567	1	September 8, 2006
Dixie Lake	KRL 10567	1	September 8, 2006
Dixie Lake	KRL 10568	1	September 8, 2006
Dixie Lake	KRL 10568	1	September 8, 2006
Dixie Lake	KRL 10568	1	September 8, 2006
Dixie Lake	KRL 10568	1	September 8, 2006
Dixie Lake	KRL 10568	1	September 8, 2006
Dixie Lake	KRL 10568	1	September 8, 2006
Dixie Lake	KRL 11439	16	August 8, 2008
Dixie Lake	KRL 11443	2	June 29, 2006
Dixie Lake	KRL 11843	2	July 31, 2006
Dixie Lake	KRL 11843	1	September 26, 2004
Dixie Lake	KRL 12097	9	September 13, 2007
Dixie Lake	KRL 10297	1	September 13, 2006
Dixie Lake	KRL 12097	4	September 13, 2006
Dixie Lake	KRL 12097	1	September 13, 2008
Dixie Lake	KRL 12097	12	September 13, 2008
Dixie Lake	KRL 12097	1	September 13, 2006
Dixie Lake	KRL 12344	12	January 31, 2005
Dixie Lake	KRL 12446	6	February 5, 2005
Dixie Lake	KRL 12446	2	February 5 ,2005
Dixie Lake	KRL 12446	6	February 5, 2005
Dixie Lake	KRL 30017	1	June 6, 2004
Dixie Lake	KRL 30017	1	June 6 2004
Dixie Lake	KRL 30017	1	June 6, 2004
Dixie Lake	KRL 30017	3	June 6, 2004
Dixie Lake	KRL 30017	4	June 6, 2004
Dixie Lake	KRL 30017	1	June 6, 2004

Recent staking by Perry English in June 2002 and January-February 2003 added 37 units in 10 claims to the property. The option agreement between Fronteer and Perry English was amended on February 25th, 2003, to alter the property definition to reflect the additional claims.

Accessibility, Climate, Infrastructure and Physiography

Access to the property is via Highway 105, then four km to the southwest along Tucyk Road.  Several old logging roads from Tucyk Road provide direct access to much of the Dixie Lake Property.  The main power lines to Red Lake are located one kilometre north of the Dixie Lake Property.  The town of Red Lake is a well established mining centre from which supplies, support services and experienced personnel are readily available.

The area comprising the Dixie Lake Property is covered by mature boreal forest consisting of mostly black spruce and lesser stands of poplar, birch, jackpine, and balsam. Large areas on the Dixie Lake Property have been deforested over the years and have been replanted with spruce and pine.

The topography of the area is characteristic of the southern part of the Canadian Shield with low rolling hills and intervening lowlands with lakes, muskeg and marsh. Relief on the Dixie Lake Property is subdued with elevations ranging from 350 to 400 meters.  There is little outcrop in the area of the Dixie Lake Property.

The climate of the area is typical of the northern continental interior with a wide range of temperatures from as low as -40° Celsius in the winter to as high as +40° Celsius in the summer. Precipitation averages 634 mm in total with an average of 455 mm falling as rain in the summer and the remainder falling as snow in the winter.

History and Previous Work

Discovery of gold in the area was first made in the early 1940's. The initial gold discovery was on the south side of Dixie creek (then known as Caribou Creek), about 4 km downstream from Dixie Lake. The work completed consisted mainly of surface prospecting, trenching and a small amount of shallow drilling.

In 1969, Caravelle Mines Ltd. ("Caravelle"), an unrelated company, carried out exploration on their Dorothy Prospect which covered the current Dixie Lake Property area. Combined airborne magnetic and electromagnetic surveys were flown over the Dixie Lake Property by Questor Surveys Limited. In 1970, Caravelle entered into a joint venture with Newmont Mining ("Newmont"), who conducted ground magnetic and EM surveys over airborne survey targets of interest. Subsequently, Newmont drilled a total of 3500 feet (1066.8 metres) in nine (9) diamond drill holes on anomalies identified. All of the drill holes intersected sulphide mineralization; however no assays of economic interest were obtained. In 1972 Caravelle carried out additional exploration consisting of geological mapping, line cutting, ground magnetic, and EM and VLF-EM surveys. An additional 1480 feet (451 meters) of diamond drilling was completed. Five of the drill holes investigated conductors delineated by the geophysical surveys. These conductors were found to be due to pyrrhotite and graphite occurring in metasediments and tuffs. There were no appreciable amounts of economic sulphides encountered. The sixth drill hole investigated the Belgold zone located in 1945 (Main Showing) but returned low assay values.

In 1985, Golden Terrace Resources, an unrelated company, flew an airborne magnetic and EM survey over the area but did not carry out follow-up work in the present claim area.

In 1988 geophysical surveys, trenching, sampling, prospecting, geological mapping of trenches, and 1525 feet (465 meters) of diamond drilling in seven holes was completed by Mutual Resources Ltd., an unrelated company. The three trenches completed by Mutual (the North Showing, the Main Showing Trench, and the South Trench) probably correspond with the original D, A, and B zones respectively. Mutual drilled seven diamond drill holes, one of which, 88-4, established a new zone called the 88-4 Zone, delineated by coincident magnetic and electromagnetic anomalies. The silicified horizon is conformably situated along a mafic flow and mafic tuff contact.

Prompted by the intersection of 0.212 ounces per ton gold over 8.9 feet (2.7 meters), Teck Corporation, an unrelated Canadian publicly traded mining company, entered into a joint venture agreement with Mutual in July 1989 and completed 13,419 feet (4090.1 m) of diamond drilling in 27 holes, line cutting, geological mapping, and ground geophysical surveys.

In 1990, Teck carried out additional claim staking and IP surveys, geological mapping and a helicopter-borne geophysical survey by Dighem Surveys and Processing Inc. of Mississauga, Ontario ("Dighem"). A total of 7,277 feet (2218.0 m) was drilled in 13 holes. The zone found in DDH 89-25 was further tested by DDH DL-32 explaining a weakly auriferous, silicified iron formation. An additional six drill holes were completed on the 88-4 Zone. These widely spaced holes tested the zone along strike and at depth.

The property remained idle until 1996, when Golden Dragon, an unrelated private mining company, under a joint venture with 502285 British Columbia Ltd., an unrelated private mining company, conducted a 12 hole drill program of 6195.5 feet (1888.4 m) on the 88-4 Zone, line cutting and detailed IP surveys, and humus geochemistry surveys using the enzyme leach method. This was followed by a 15 hole drill program [8419.6 feet (2,566.3 m)] in 1997, in joint venture with Ceasar’s Gold Inc., testing some of the geophysical anomalies delineated. A large area was stripped in the vicinity of the South Trench, but no detailed sampling was conducted.

As there is little outcrop exposure in the Dixie Lake area, prior exploration programs have investigated the potential of the Dixie Lake Property using mostly geophysical surveys and diamond drill testing. To date, a total of 11,966 meters of diamond drilling in 84 holes have tested the Dixie Lake Property.

Recent Developments:

In January, February and March 2004, Fronteer Development Group carried out an NQ diamond drilling program on the Dixie Lake Property.  1841.9 meters were drilled in seven holes in an attempt to further examine targets established during previous exploration activity.

Fronteer has planned a summer 2004 diamond drilling program in order to follow up features intersected during winter 2004 drilling.  The work will take place in June and July 2004.

The Balmer, Portage and Sandy Point Properties are without known reserves and the work is exploratory in nature. The Company’s interest in these properties stemmed from earlier discoveries of gold which were made in the area.

Acquisition of Interest

During the summer of 2001, Fronteer acquired these properties by staking the ground.

Pursuant to an option agreement signed on May 1, 2002, AurionGold, an unrelated public company, subscribed for 1,000,000 common shares of the Company at a price of $0.50 per common share. Under the agreement, the Company spent $250,000 of these funds during 2002 acquiring further claims over prospective structures within the Birch Uchi Greenstone belt and implementing a follow-up exploration program.  The remaining $250,000 was utilized for 2002 exploration and operating expenses.  AurionGold contributed an additional $250,000 during the year for its share of the expenditures under the 2002 program.  Placer Dome, an unrelated public company, acquired AurionGold on December 31, 2002 and agreed to take over AurionGold’s commitment with respect to the Portage, Balmer, and Sandy Point Properties.  Placer Dome has the option to earn an additional 10% by either completing a bankable feasibility study or by expending an additional $5,000,000 on the properties at a minimum rate of $500,000 per year.  On February 16, 2004, Placer Dome advanced $500,000 to the Company towards a March 2004 scheduled drill program on the Portage Property.

Location

The properties are located in the Canadian province of Ontario and include portions of the Corless, Dent, Knott and Mitchell Townships. Located on NTS map sheets 52N02 (Balmer) 52N02/52N07 (Portage) and 52N08 (Sandy Point).  The properties are located 60km (Balmer/Portage) and 120km (Sandy Point) to the NE of Red Lake town.

Climate and Physiography

Topography on the land is gentle, with elevations ranging from 390 to 420 meters above sea level.  A mixed forest of mostly spruce, poplar and birch trees covers the area, with swampy vegetation in the low-lying areas.  Temperatures range from highs of 25 degrees Celsius in the summer months to lows of minus 30 degrees Celsius in the winter months. Snow covers the ground between the months of November and May.

Portage Balmer Claim Status

Property Name	Claim No.	Claim Units	Due Date
Balmer	KRL 1187766	16	Sept. 12, 2004
Balmer	KRL 1187767	16	Sept. 12, 2004
Balmer	KRL 1187768	16	Sept. 12, 2004
Balmer	KRL 1187769	8	Sept. 12, 2005
Balmer	KRL 1187770	16	Sept. 12, 2004
Balmer	KRL 1249575	10	Feb. 7, 2005
Balmer	KRL 1249576	15	Feb. 7, 2005
Balmer	KRL 1249577	16	Feb. 7, 2005
Balmer	KRL 1249578	16	Feb. 7, 2005
Balmer	KRL 1249579	16	Feb. 7, 2005
Balmer	KRL 1249580	16	Feb. 7, 2005
Balmer	KRL 1249581	16	Feb. 7, 2005
Balmer	KRL 1249582	16	Feb. 7, 2005
Balmer	KRL 1249583	16	Feb. 7, 2005
Balmer	KRL 1249584	10	Feb. 7, 2005
Balmer	KRL 1244501	15	Feb. 7, 2005
Balmer	KRL 1244502	12	Feb. 7, 2005
Balmer	KRL 1247995	4	Feb. 7, 2005
Balmer	KRL 1247996	4	Feb. 7, 2005
Balmer	KRL 1247998	15	Feb. 7, 2005
Balmer	KRL 1247999	15	Feb. 7, 2006
Balmer	KRL 1248000	7	Feb. 7, 2005
Balmer	KRL 3001571	12	Feb. 7, 2005
Balmer	KRL 3001576	15	Feb. 7, 2005
Balmer	KRL 3001577	12	Feb. 7, 2005
Balmer*	KRL 526505	Lease	n/a
Balmer*	KRL 375492	Lease	n/a
Balmer*	KRL 375493	Lease	n/a
Balmer*	KRL 1107692	6	Oct. 29, 2005
Balmer*	KRL 1185143	4	June 26, 2005
Balmer*	KRL 1244530	13	Mar. 11, 2005
Balmer*	KRL 1247951	3	April 19, 2004
Portage	KRL 1244533	8	Feb. 7, 2006
Portage	KRL 1247997	16	Feb. 7, 2006
Portage	KRL 3002002	10	April 15, 2005
Portage	KRL 3002003	12	April 15, 2005
Portage	KRL 3002006	3	April 15, 2005
Portage	KRL 3002007	12	April 15, 2005
Portage	KRL 3002009	12	April 15, 2005
Portage	KRL 3002010	16	April 15, 2005
Portage	KRL 3002020	9	April 15, 2005
Portage	KRL 3002021	16	April 15, 2005
Portage	KRL 3002030	12	April 15, 2005
Portage	KRL 3002032	9	April 15, 2006
Portage	KRL 3002038	15	April 15, 2005
Portage	KRL 3002039	16	April 15, 2005
Portage	KRL 3002040	16	April 15, 2005
Portage	KRL 3002041	16	April 15, 2006
Portage	KRL 3002042	16	April 15, 2006
Portage	KRL 3002043	16	April 15, 2006
Portage	KRL 3002044	8	April 15, 2006
Portage	KRL 3002052	16	April 15, 2005
Portage	KRL 3002053	5	April 15, 2005
Portage	KRL 3002054	12	April 15, 2005
Portage	KRL 3002055	16	April 15, 2006
Portage	KRL 3002056	12	April 15, 2006
Portage	KRL 3002058	14	April 15, 2005
Portage	KRL 3002059	13	April 15, 2005
Sandy Point	KRL 1187773	12	Sept. 12, 2008
Sandy Point	KRL 1187774	15	Sept. 12, 2008

These properties were optioned by the Company from Perry English who is an unrelated third party.

Property History

Exploration work has been conducted on these properties by various companies since 1929.

On the Balmer property, pit excavation and trenching was recorded in 1929 along an east-west trending quartz vein, which was exposed intermittently for a strike length of 400 feet. Since that time, magnetic, electromagnetic and radiometric surveys have taken place along with exploratory drilling, trenching and stripping. In 1990 and 1991, the Ontario Geological Survey produced airborne electromagnetic and magnetic maps for the Birch-Uchi-Confederation Lakes Area, which covers the current Balmer Property. During September of 2001 Fronteer collected rock samples on part of the Balmer Property. During the summer of 2002 the Company engaged in additional exploration work. This work consisted of airborne magnetic and electromagnetic surveys and a ground exploration program consisting of soil sampling and rock sampling.

The Sandy Point Property has been previously known as the Canamer Prospect, Grimshaw Property and Birch Lake Property.   In 1962 K. Koezer and O. Peterson staked 12 claims covering the prospect.  Canamer Mining Corporation conducted stripping, trenching, sampling and drilled 7 holes in 1966 at the Sandy Point Showing.  In 1985 Dome Exploration (Canada) Ltd. conducted magnetic and electromagnetic surveys over the property, drilling 7 holes, in 1986. Fronteer Development Group Inc staked the property in September of 2001, collecting rock and soil samples at that time.  During summer 2002, Fronteer conducted airborne magnetic and electromagnetic surveys and geological mapping, together with soil and rock sampling throughout the property.

On the Portage Property, Ontario Woman Lake Gold Mines Limited Narrow Lake Mines Ltd. conducted stripping trenching and diamond drilling during 1927 and 1928. From 1969 to 1971 Vanco Exploration Limited conducted ground and airborne magnetic and EM surveys, rock sampling, mapping and diamond drilling.  Noramco conducted sampling, geological mapping, ground geophysics and diamond drilling in 1987 and 1988. In the period between 1967 and 1988 airborne and/or ground geophysics was conducted by Leonard Narrow Lake Mines Ltd., Madsen Red Lake Gold Mines Ltd., C.C. Huston and Associates and Canadian Eagle Exploration Inc.  Since 2002, Fronteer have carried out geological mapping, till gold grain analysis and soil geochemistry.  Two airborne geophysical surveys were conducted by Fugro Airborne Surveys.   Both historic data and current program results have been compiled into a digital database.

Planned Work by the Company for Early 2004

Compilation of the 2003 data was used to target a drill program carried out by Fronteer March-April 2004.  Results of the drill program are being compiled.

The Swain East/Sol D’Or Group of Properties

The Swain East/Sol D’Or Group of Properties is without known reserves and the work is exploratory in nature. The Company’s interest in these properties stemmed from earlier discoveries of gold, which were made in the area.

Acquisition of Interest

The Company acquired a 100% interest in these properties by staking the area in 2001.

Recent Developments

On October 3, 2001, the company granted to Red Lake Resources, an unaffiliated public company, an option to earn a 50% interest in the properties by completing $750,000 in exploration work before April 3, 2004, making cash payments totaling $60,000 and issuing 200,000 shares of Red Lake Resources to the Company.

During 2003, Red Lake Resources completed its $750,000 work commitment under the option agreement and issued the required 200,000 common shares to the Company. On January 14, 2004, Red Lake Resources paid the final $30,000 option payment to the Company thereby earning its 50% interest in the Properties.

On February 5, 2004, Red Lake Resources paid the first of two $150,000 advances to the Company towards a budgeted $600,000 drill program. Red Lake Resources and the Company will each contribute $300,000 towards the budgeted program with Fronteer as the operator.

The company completed a 1200 metre diamond drilling program between February 16 and April 14th 2004. Drilling was focused on targets generated during previous year’s field investigations.

Location

The Swain East/Sol D’Or group of properties is located in Ontario north and east of the Company’s Balmer Property.

Swain East Property

The Swain East Property is located at the eastern end of Swain Lake, within the Shabumeni Lake Area, falling within the Red Lake Mining Division of Ontario, Canada. Universal Transverse Mercator (UTM) co-ordinates for the center of the property are 528300 E, 5683000 N (Map Datum NAD 83).

The property in 2001, covering an area of 1,328 hectares, consisted of eight contiguous, unpatented mineral claims, numbers 1187756 to 1187762 and 1247917. An additional three claims, numbers KRL1244640 to KRL1244642, were staked in September 2002 expanding the property to a total of 11 claims (112 units) covering approximately 1,792 hectares. Claim number KRL1248661 was acquired through option from Jilbey Enterprises during 2003.  The claim boundaries have not been legally surveyed.

Sol D’Or Property

The Sol D’Or Property is located on Grace Lake. The property lies within the Shabumeni Lake Area, falling within the Red Lake Mining Division of Ontario, Canada. Universal Transverse Mercator co-ordinates for the center of the property are 532300 E, 5681200 N. Map Datum NAD 83). The property lies between and is adjacent to the Swain East and Grace properties. The property, covering an area of approximately 2176 hectares (136 units), consists of three contiguous, unpatented mineral claims, numbers KRL1244592 to KRL1244594. The claim boundaries have not been legally surveyed.

Swain, Sol D’or Claim Status

Property Name	Claim No.	Claim Units	Due Date
Swain	KRL1187756	6	Sept. 12, 2004
Swain	KRL1187757	9	Sept. 12, 2004
Swain	KRL1187758	2	Sept. 12, 2004
Swain	KRL1187759	16	Sept. 12, 2004
Swain	KRL1187760	16	Sept. 12, 2004
Swain	KRL1187761	16	Sept. 12, 2005
Swain	KRL1187762	16	Sept. 12, 2005
Swain	KRL1247917	2	Sept. 24, 2005
Swain	KRL1244640	9	Sept. 24, 2005
Swain	KRL1244641	11	Sept. 24, 2005
Swain	KRL1244642	9	Sept. 24, 2005
Sol D’or	KRL1244592	16	June 21, 2006
Sol D’or	KRL1244593	16	June 21, 2006
Sol D’or	KRL1244594	10	July 17, 2006
Sol D’or	KRL1244671	16	June 20, 2005
Sol D’or	KRL1244677	16	June 20, 2005
Sol D’or	KRL1247857	1	June 20, 2005
Sol D’or	KRL1248661	16	April 08, 2004
Sol D’or	KRL1187777	12	Sept. 12, 2004
Sol D’or	KRL1187778	12	Sept. 12, 2004
Sol D’or	KRL1187779	9	Sept. 12, 2004
Sol D’or	KRL1187780	12	Sept. 12, 2004

22 claims-248 claim units-3,968 hectares

Accessibility, climate, local resources, infrastructure and physiography

The Swain East and Sol D’Or mineral properties lie within an area 90 to 100 kilometers east-northeast of the town of Red Lake, Ontario. During the September-October 2001 and September – October 2002 exploration program, the area was accessed via floatplane from Red Lake. Green Airways of Red Lake provided transport and expediting services.  While in the field, exploration crews were accommodated at the Woman Lake and Poplar Grove fishing camps, from which the properties could be accessed daily via motorboat. Alternatively, access to the Swain East property can be gained by way of secondary roads leading northeast off highway 105 at Ear Falls to a staging point allowing boat access via Woman Lake and then to Swain Lake.

520000 mE
525000 mE
530000 mE
535000 mE
540000 mE
5690000 mN
5685000 mN
5680000 mN
5675000 mN
Bobarris Lake
Canoe Lake
Grace Lake
Swain Lake
Fronteer Development Group Inc.
Date:3/6/2004
Office: Vancouver
Swain Sol D'Or
Property Location Map
N
Scale: 1:100000
Projection: UTM Zone 15 (NAD 83)
0
1
2
4
kilometres

Lakes cover approximately 40 % of the area. Topography is generally gentle with elevations ranging from 400 to 440 meters above sea level. A mixed forest of mostly spruce, balsam, poplar and birch covers the area, with swampy vegetation in low-lying areas. Temperatures range from highs of 35o C in summer to lows of –30o C in winter, with snow cover between November and May. The best season for exploration is between June and October, although in lake covered or swampy areas exploration activities such as geophysical surveys and diamond drilling might best be conducted after winter freeze up.

2001-2003 Exploration Programs

Work was completed on the Swain East and Grace properties during September and October of 2001, consisting of geological mapping, prospecting and rock and soil geochemical sampling. The work was carried out by Fronteer Development Group Inc. personnel consisting of a crew of four experienced exploration geologists: Mark O’Dea of Fronteer Development Group Inc and independent contract geologists Robert Falls, Ann Doyle and Mathew Lennox-King.

Fugro Airborne Surveys conducted airborne electromagnetic and magnetic surveys over the properties for Fronteer, between August 20 and August 28, 2002.  The complete Fugro Report is included in Appendix V of this report.  A ground follow-up program completed on the Swain East, Sol D’Or and Grace properties during September – October 2002 program consisted of geological mapping, prospecting and rock and soil geochemical sampling. The work was carried out by Fronteer Development Group Inc. personnel consisting of a crew of three experienced exploration geologists and an experienced prospector.

Ground Exploration Program

Swain East Property

The 2001 and 2002 exploration programs totaling 64 man-days were conducted on the Swain East Property. During the two years a total of 454 soil samples, 122 rock samples and 50 MMI soil samples were collected on the property.

During the September 2001 and September 2002 exploration program on the Swain East Property, field crews stayed at the Woman Lake Lodge fishing camp at the north end of Woman Lake. The lodge is accessible by floatplane from Red Lake, approximately 80 kilometers to the west-southwest. The property lies 15 kilometers to the east-northeast of the lodge through Woman and Swain Lakes. This trip was made daily via motorboat.

Sol D’Or Property

An exploration program was conducted on the Swain East Property between September 20 and September 27, 2001. Twenty-eight man-days were spent on the property during this time. Forty-eight rock samples and 207 soil samples were collected during the course of the program. Geological mapping was conducted throughout the property. Rock samples were collected from areas of favorable mineralization and alteration.

The 2002 exploration program on the Swain East Property was conducted between September 19 and 27, 2002. Thirty-six man-days were spent on the property during this time. Seventy-four rock samples, 247 soil samples and 50 MMI (mobile metal ion) soil samples were collected. Geological mapping was conducted throughout the property.

During the September to October 2002 exploration program on the Sol D’Or property, field crews stayed at the Poplar Grove fishing camp, located approximately 100 kilometers east-northeast of Red Lake. The lodge is located near the western side of Birch Lake. The Sol D’Or property can be reached by traveling south from the camp via motorboat for 7.5 kilometers. At this point a short portage leads from the South Bay of Birch Lake to Grace Lake, where the property is located. A motorboat was used to access various parts of the property.

Four NQ diamond drill holes totaling 658.37 metres or 2,160 feet were completed in the last two weeks of March 2003 on the Swain East and Sol D’Or properties. Drilling targeted gold surface showings, anomalous gold-arsenic soil geochemistry and a broad structural deformation zone as interpreted from airborne geophysical surveys.  The prospective setting (Grace Lake Deformation Zone) to host gold mineralization is in excess of 4.0 kilometres in length and varies in width up to several hundred metres.  Only a small portion of this target was drill tested during the Phase I work program.

Spring 2003 Drill Program

In the spring of 2003, Fronteer and its Joint Venture partner, Red Lake Resources, completed a 4 hole diamond drilling program on their Swain East-Sol D’Or properties. Metreage totaled 298.71 metres in two holes at Swain East, 359.67 metres in two holes at Sol D’Or

Winter 2004 Drill Program

In February, March and early April of 2004, Fronteer Development Group completed a 1236 metre NQ diamond drilling program as part of the Red Lake Resources Joint venture.  The 2004 program was designed to further test prospective structures identified in the Fronteer/Red Lake winter 2003 drilling program, as well as targets identified during geological, geophysical and geochemical work carried out by Fronteer between 2001 and 2004.   Ten holes, totaling 1130.95 metres were drilled on the Sol D’Or property, with two holes totaling 105.46m being drilled on the Swain property.

Property History

The following information describes historical exploration work conducted by previous operators on the various mineral prospects now covered by the subject properties.

Swain East Property

The Swain East Property has been previously known as the Guest Prospect, Signal Property and the Swain Lake Prospect.

In 1963 Gunnex Ltd. drilled 5 holes, totaling 2050 feet, to the south of Swain Lake in an area which is now partially covered by the Swain East property.

In 1965 the property was staked by A.L. Guest and optioned to Asarco Exploration Company of Canada Ltd. who entered into a joint venture with Noranda Exploration in 1966. Asarco conducted ground magnetic, electromagnetic and induced polarization surveys to the northeast from Swain Lake (Nicholls 1966). Geological mapping and packsack drilling was also carried out by Asarco (Gray 1966). Twelve short packsack drill holes totaling 528 feet were drilled at and nearby the South Showing. Only limited assay data is available. Drill core is described as chlorite-altered rhyolite, breccias, siliceous green volcanics, frequently with disseminations of pyrite, chalcopyrite, pyrrhotite and magnetite.

Vanco Exploration of Ontario Ltd. conducted airborne geophysical surveys, geological mapping and ground magnetic and self-potential geophysical surveys from 1969 to 1970 (Parker and Atkinson 1992).

In 1973 and 1974 St. Joseph Exploration drilled 4 holes, totaling 2311 feet, south of Swain Lake in an area now partially covered by the Swain East property. Three holes, totaling 1,823 feet, were also drilled on the north side of Swain Lake within the area of the current property. Limited results are available.

Labrador Exploration (Ontario) Ltd. conducted geophysical surveys and drilled 2 holes, totaling 264 meters, on the property between 1983 and 1984 (Parker and Atkinson 1992).

In 1987 Falconbridge Limited conducted ground magnetometer and electromagnetic surveys to the south of Swain Lake (Band 1987).

Explorco Properties Inc. conducted magnetic and electromagnetic geophysical surveys as well as geological mapping and rock, soil and humus geochemical surveys on the property to the northwest of Swain Lake in 1987 (Watts et. al. 1988).

In 1989 Noranda Exploration Co. Ltd. conducted prospecting and lithogeochemical sampling on the property (Parker and Atkinson 1992).

The property was staked in 1991 by D. Smith (Parker and Atkinson 1992).

In 1992 R. Hodgson conducted a program of geological mapping and rock sampling on the property. (Hodgson 1992).

Grab samples taken on the property by Ontario government geologist B.T. Atkinson. (Parker and Atkinson 1992).

In 1995 R Hodgson completed a program of prospecting, sampling and limited VLF on the property northeast of Swain Lake. (Hodgson, 1996).

Fronteer Development Group Inc staked the property in September of 2001 and added additional claims in September 2002.

Sol D’Or Property

The history of the Sol D’Or gold prospect is outlined in Ontario Geological Survey Report 177 (Johns, G.W., 1979) where it states:

The original Sol D’Or claims were staked in 1927 for the T.W. Bathurst Syndicate. They were then taken over by the newly organized Rainbow Lake Gold Mining Company Limited in 1927. A camp was erected and development of the mine site consisted of a small shaft 10.4 m deep. The name of the company was changed in 1930 to Rainbow Lake Gold Mines Limited. The ground then came open for staking and in 1932, was restaked by Earl McDougall, and then leased to T.W. Bathurst. In 1934, the property was acquired by the Sol D’Or Gold Mines Limited, and in 1935, a 5 – ton Straub Mill with amalgamation plates and concentrating table were installed. Mining operations were almost exclusively confined to the open-cut veins.

Parts of Honeywell and McNaughton Townships were staked during the gold exploration rush in 1926 and 1927. Prospecting activity in the area was quiet until 1969 – 1970 when all available ground in Honeywell Township was staked after the discovery of the South Bay Mine in Dent Township.

In 1969 Cyril Williams held 5 claims covering a portion of the southern part of the Sol D’Or claim block. Williams conducted stripping, blasting, trenching on what is now called the Williams, C Occurrence (Parker, J.R. and Atkinson, B.T, 1992). The quartz veins that were pitted and trenched are hosted by a medium-grained gabbro, which is carbonatized close to the veins (Johns, G.W., 1979).

Also in 1969 an airborne electromagnetic, magnetic and radiometric survey was flown over the Sol D’Or property by Long Lac Mineral Exploration Ltd. (Firth 1969).

In 1974 Rhonda Copper Mines Limited conducted an IP survey over claims that covered the Sol D’Or Mine site, which identified two anomalous zones trending approximately east-west. A geologic survey was also conducted in 1974 and in early 1975. In 1975 another IP survey was conducted followed by diamond drilling in 1976 (Johns, G.W., 1979).

1n 1980 Harry Schlesinger drilled 18 holes, 2 holes near the Sol D’Or mine and 16 near the Cyril Williams gold showing about a kilometer west of the Sol D’Or mine. The holes were between 103 and 374 feet long. (Schlesinger 1980).

In 1986 Parflo Mines & Energy Corp. conducted a humus geochemical survey, VLF-EM, Geological mapping and magnetic survey over the Sol D’Or property (Tisley et al 1986).

In 1987 Kidd Creek Mines Ltd. (Falconbridge) drilled hole H0-1 and H0-2. The two holes were drilled 40 m apart on a conductor located near the center of the Sol D’Or property. Hole H0-1 intersected a zone of sulfides (Py and Po up to 55%) hosted by intermediate – felsic tuff and felsic lapilli tuff. Hole H0-2 intersected 2 zones of sulfides (Py and Po 1 – 5%) hosted in intermediate agglomerate and lapilli tuff/agglomerate. Geological mapping, rock and soil geochemistry (Cu, Zn, Au) was done in 1989 (Bosowec 1987, Falconbridge 1988, Hodges and Lutz 1989).

In 1996 Maple Minerals Ltd. conducted linecutting and an IP survey over the Sol D’Or property. The survey identified a chargeability anomaly along the southern part of the property and extending into Grace Lake (Patrie 1996).

In 2001 the current claim block was staked by Perry Vern English. Perry English subsequently optioned the property to Red Lake Resources

Regional Geology

The following geological summary is provided by Mark O’Dea of Fronteer Development Group Inc, and is based on his personal knowledge of the geology of the area as well as on reports by Stott & Corfu 1992 and Thurston 1985. Recent additional information on the regional geological setting is given in Devaney, 2001.

The Birch Lake project area lies within the Archean Birch-Uchi Greenstone Belt of the western Uchi Subprovince of NW Ontario (Figure 3). This belt records a stratigraphic history that spanned approximately 290 Ma, involving repeated episodes of rifting, and associated depositional and magmatic phases. Unconformity-bounded sequences of mafic to felsic volcanic strata and primarily clastic sedimentary strata accumulated between ca. 2992 Ma and 2700 Ma upon a complex extensional architecture, which largely formed the template upon which later compressional structures were superimposed.

Supracrustal strata in the belt have been subdivided into 3 volcano-sedimentary mega-cycles (Stott & Corfu 1992, Thurston 1985) each comprising variably mafic to felsic volcanic strata and subordinate clastic sedimentary strata. From oldest to youngest these mega-cycles are comprise the following assemblages:

The Balmer Assemblage (2987 Ma) is primarily an Fe-tholeiitic sequence of mafic volcanic strata, with minor interbeds of banded iron formation. The distribution of this assemblage is restricted to the extreme western edge of the Birch-Uchi Belt immediately adjacent to the Trout Lake Batholith.

The Woman Assemblage (2858 Ma) is also primarily an Fe-tholeiitic sequence of mafic volcanic strata, with minor interbeds of banded chemical sediments and pyritic siltstones and shales. This assemblage is unconformable or paraconformable on the Balmer assemblage and occurs along the western edge of the Birch-Uchi Belt stratigraphically above the Balmer Assemblage.

The Confederation Lake Assemblage (2750-2700Ma) is by far the most aerially extensive assemblage in the belt. It is comprises an assemblage of intermediate to felsic flows and pyroclastic strata, which are unconformably overlain by conglomeratic to argillaceous rift-related sediments.  The Confederation Lake Assemblage also has minor interbeds or banded iron formation.

Pluton emplacement and coeval explosive felsic volcanism between ca. 2731 Ma and 2700 Ma heralded the onset of the Kenoran Orogeny. This precursor magmatic event thermally weakened the crust and induced the localization of compression-related polyphase deformation and regional greenschist facies metamorphism within an overall compressional regime.

At least 3 phases of regional deformation affected the area resulting in the widespread development of folds, axial planar fabrics, and ductile shear zones.  D1 deformation involved NW-SE shortening, the development of NE to N-striking folds and faults.  Evidence for this D1 event is best preserved in the southern part of the belt in the Confederation Lakes area.  D2 deformation involved NE-SW to N-S shortening and the development of ~E-W to WNW-ESE striking regional folds, faults and fabrics. This event is manifested to varying degrees throughout the belt from the Casummit Lake area in the north to the Slate Lake area in the south.

D3 deformation appears to have involved renewed E-W shortening and is restricted to the northern part of the belt in the Mink Lake/Casummit Lake area. This shortening event resulted in the buckling of the regional S2 foliation into N-S folds. This event was accompanied by N-S striking S3 crenulation cleavage and ENE plunging F3 fold development.

Property Geology

The geology and location of rock samples collected on the Swain East, Sol D’Or and Grace properties is shown in Figures 4 and 5 (located in back pocket). The Swain East, Sol D’Or and Grace properties cover portions of a deformation zone that forms an easterly splay off the regional northeast trending Swain Lake Deformation Zone. The name of Grace Lake Deformation Zone is applied to this east to southeasterly trending deformation zone (Ontario Geological Survey Map P.2387, marginal notes). Both the Swain Lake and Grace Lake Deformation Zones are considered to be strike-slip fault zones (Thurston et. al, 1981). Ontario Geological Survey Map P.3118 shows the regional and property scale geology fairly well (Beakhouse et. al. 1989). The map also shows a portion of the Grace Lake Deformation Zone. Ontario Geological Survey Maps P.2387 (Thurston et. al., 1981) and Map 2404 (Johns, G.W., 1979) together with the airborne magnetic survey (AppendixV) were used to assist in interpreting the geology of areas not mapped during the 2001 and 2002 exploration programs.

In general, to the north and northeast of the Grace Lake Deformation Zone lies a thick sequence of clastic and chemical metasediments consisting of polymictic conglomerate, greywacke, siltstone, phyllite and magnetite iron formation. To the south of the Grace Lake Deformation Zone lies a package of metavolcanics consisting of pillow basalt, intermediate and felsic volcaniclastics. The northwest side of the Swain Lake Deformation Zone consists of predominantly intermediate volcaniclastics. Three major intrusive bodies are present on the Swain East, Sol D’Or, Grace claim block. The intermediate to felsic Swain Lake Stock on the Swain East property and two un-named gabbro-diorite bodies on the Sol D’Or property. The intrusions are located south of the Grace Lake Deformation Zone.

Ontario Geological Survey mapping (Johns, G.W., 1979) indicates Balmer Assemblage mafic and intermediate volcanics on the southeastern part of the Sol D’Or property. Woman Assemblage volcanics underlie most of the Swain East and Sol D’Or properties. Woman Assemblage mafic volcanics containing a thin iron formation can be traced onto the Sol D’Or and Swain East claims from Okanse Lake approximately 5 kilometers to the south of the property. The Woman assemblage volcanics also include intermediate and felsic volcanics. Confederation Lake Assemblage mafic to intermediate volcanics are mapped in the area south and west of the Beaver Pond prospect on the Swain East property. The Confederation Lake Assemblage also includes clastic sediments and minor iron formation. Confederation Lake Assemblage clastic sediments are interpreted to underlie the Grace property, the northern part of the Swain East property and the area northwest of the Beaver Pond prospect on the Swain East property.

Swain East Property Geology

The Swain East property covers a portion of the NE trending Swain Lake Deformation Zone as well as the junction where the Grace Lake Deformation Zone splays off the Swain Lake Deformation Zone. To the northwest of the Swain Lake Deformation Zone lies a thick package of intermediate to felsic volcaniclastics. The dominant foliation in this zone is northeast.

Geological mapping indicates that the Swain East Property is underlain by east-trending felsic to intermediate volcaniclastics in the north, which are in contact with intermediate to mafic flows to the south (Figure 5). The Swain Lake stock, consisting of fine to medium grained monzonite to granodiorite has intruded the volcanics near the east end of Swain Lake.  Several small intrusions of very fine-grained diorite have been mapped in the eastern and southern part of the property. Thin layers of magnetite iron formation are intercalated with the mafic volcanics. Polymictic conglomerate was mapped in the southwestern part of the property.

Sol D’Or Property Geology

The Sol D’Or property covers a portion of the Grace Lake Deformation Zone. To the north of the Grace Lake Deformation Zone are clastic metasediments of the Confederation Lake Assemblage. To the south of the Grace Lake Deformation Zone lie mafic to felsic volcanics of the Balmer and Woman Assemblages.

Limited geological mapping on the Sol D’Or property located intermediate to felsic volcaniclastics along the southwestern side of the Grace Lake Deformation Zone and in the vicinity of the Sol D’Or mine site. Felsic volcanics were mapped near the center of the Sol D’Or property. Black phyllite and tuffaceous black-grey phyllite were located in several outcrops west of the Sol D’Or mine. These sediments are a minor constituent of the intermediate – felsic volcaniclastics package. A large gabbro/diorite intrusive was mapped to the north and west of the Sol D’Or mine site. Outcrops mapped as mafic volcanics are located close to the margins of the previously mentioned gabbro/diorite and may be fine grained phase of the gabbro/diorite.

The Woman Lake Property

On November 5, 2001 the Company entered into an agreement to acquire a 100% interest in this property from Perry English, an unaffiliated party. The Company currently has no plans for exploration work on this property.

NORTHWEST TERRITORIES

The properties described below are without known reserves and the work is exploratory in nature. The Company’s interest in these properties stemmed from earlier work done in the area as described below.

The Longtom Property

Acquisition of Interest

In 2003, the company acquired the option to earn a 75% interest in the Longtom Lake property from Alberta Star by paying $15,000 in cash and spending an aggregate of $500,000 on exploration over three years.  The property is part of a broader agreement with Northwestern Mineral Ventures Inc.  Northwestern Mineral Ventures Inc. can earn its 50% interest in all of Fronteer’s NWT properties by:

1. Paying Fronteer an initial $20,000 on signing; and

2. Completing $5.0 million in exploration within the next five years, $500,000 of which must be spent within the first 12 months; and

3. Making annual cash payments to Fronteer of $30,000, $40,000, $50,000, $60,000, $70,000.

Fronteer will be the operator of the programs during the earn-in period.

Location, Access and Geography

The area is centered at 65º 9’ N, 117º 38’ W on NTS sheet 86/F4. It is located 350 km north of Yellowknife with the nearest settlement Rae Lakes some 100 km to the south. Longtom and Zebulon Lake are located immediately west of the property, while the Zebulon River runs in a SW direction through the WET 5 to DEV 2 claims. The property is also 10 km east of the winter road from Rae Lakes to Great Bear Lake. The area is serviced by float or ski plane from Yellowknife. A ten-person base camp is located in the northern part of the Damp mining lease along the shore of Longtom Lake.

The terrain is moderately rugged, with hills rising as much as 150 m above the level of the principal lakes, this level is at ~190 m above sea level. Vegetation in the area is typical of the subarctic; a forest of stunted evergreens, mainly black spruce interrupted by numerous open, swampy areas and birch, aspen and willow patches complemented by small lakes.  The area experiences short but warm summers and long sunny but cold winters.

History and Previous Work

Most previous work on the property was concentrated on the Damp Zone, a relatively small area near its north end. The mineralization occurs in a specular hematite-magnetite breccia, similar to that seen at the 2.6 billion tonne Olympic Dam iron-oxide, copper and gold (IOCG) deposit in South Australia and other major IOCG producers: Ernest Henry in Australia and Candelaria in Chile. Shallow holes have been drilled at the Damp Zone in 1988 (16 holes by CEGB totalling 1200m) and 1997 (4 holes by Mongolia Gold Resources totalling 944). Appreciable copper, gold, cobalt, silver, uranium bismuth and nickel were obtained over considerable widths in a zone of albite and hematite-magnetite alteration in volcanic flows.  The Damp Zone is near the north end of a strong magnetic anomaly.

In 2003, Alberta Star carried out semi-regional gravity and IP surveys and followed this up with a diamond drill program.  A 12-hole (2634 m) drill program was carried out to test anomalies arising from the magnetic, gravity and IP surveys.  This drill program intersected IOCG-style mineralization and anomalous copper values.

The strongest combined magnetic-gravity-chargeability anomalies on the property remain untested

Planned Work Program

Fronteer will carry out a 2500m program aimed at testing the highest priority magnetic-gravity-chargeability targets on the property.  The estimated budget for the program is $1M with Northwestern Mineral Ventures contributing $500,000 and Fronteer the remaining balance of $500,000.  Fronteer is paid a 10% management fee as the operator of the programme.

The Achook Property

Acquisition of Interest

The Company acquired a 100% interest in the Achook Property by staking the area in July of 2002.

Location, Access and Geography

The Achook property is located on Achook and Rocher Rouge Islands in eastern Great Bear Lake, some 460 kilometers north-northwest of Yellowknife, Northwest Territories.    The nearest community is Kugluktuk, located 200 kilometers northeast of the area on the Arctic Ocean.  The abandoned mining town of Port Radium is located 30 kilometers south of the property.  Access to the property from Yellowknife is by float-equipped, fixed wing aircraft.

The property has relatively rugged topography, with steep bluffs and hills rising up to 150 meters from Great Bear Lake, with a maximum elevation of 339 meters above sea level.  Overall, the proportion of bedrock exposure on the island is greater than 50%.  Most uplands and west facing exposures are treeless.  Glacial drift and outwash covers lower areas, particularly in the east-west valley in the cent of the island.  Moss and low bush cover most of these areas

The area has a continental climate with low levels of precipitation and a wide temperature range.  Summers are typically pleasant with long daylight hours, whereas winters are long and may be extremely cold.  Snow cover usually disappears by the start of June and returns by the middle of September.

History and Previous Work

BP Minerals Limited (“BP”), an unrelated public company, conducted three uranium exploration programs on Achook Island between 1977 and 1982, including grid establishment, mapping, rock sampling, and radiometric surveys.  BP located several copper-uranium showings on the island, primarily consisting of anomalous scintillometer readings.

No further exploration has been recorded on Achook Island since the time of the work by BP Minerals Limited.

Recent Work – 2002 Exploration Program

The main objective of the 2002 exploration program was to investigate the regional compilation target and to test the potential for IOCG deposits on the Achook Property.  The exploration program entailed 28 person-days (7 day field program) and was completed between August 2 and August 8, 2002 including mobilization and demobilization.  The program consisted of geological mapping, rock sampling, and soil sampling.  Magnetic declination on the property is 28°04’ E and the UTM Grid System used is NAD 27, Zone 11.

In the course of geological mapping, 50 rock samples were taken.  These samples range from select samples of high-grade mineralization to chip samples taken across a width of rock for more accurate representation of the grade of mineralized zones.  Rock samples were marked in the field by a combination of pink and blue flagging plus a small aluminum tag on which has been inscribed the sample number; the type of sample, the initials of sampler, and the date the sample was taken.  All samples were analyzed at Acme Labs in Vancouver, B.C. for 35 elements, including gold (ppm), using a 3 acid (Aqua Regia) digestion and ICP-ES (0.5 gm sample) and gold (ppb) by ignition followed by ICP-MS (10 gm sample).

A total of 173 soil samples were collected on the property, both on grid lines and contour lines.  A soil grid was established over the area of the Rhy Showing using hand held GPS units to locate samples at 50 metre intervals along lines spaced 100 metres apart.  A total of 93 samples were taken from 5.05 line kilometres for the Rhy grid.  As well, soil lines were located near the Squall Showing on the south part of the island (two lines, 24 samples, 1.35 kilometres), and inland from the Major Showing (two lines, 24 samples, 2.9 line kilometres).  One contour soil sample line (32 samples at 100 metre spacing) was completed east of the Rhy Grid, to check for extensions of the mineralization from the Rhy Showing.

Soil samples were taken from B-horizon soils wherever possible.  Locally, due to poor soil development, the sample material was collected from colluvium, talus fines or glacial till material.  Soil lines were marked with orange flagging and all sample sites on grid lines were marked with a tyvek tag with the grid coordinates (based on the local UTM Grid) marked on the tag with a china marker.  Sample sites on the contour line were tagged similarly but the tags were marked with a unique sample number by using the following protocol: 02, for the year, followed by sampler’s initials, followed by SL for soil sample, followed by a sequential number particular to the individual sampler (i.e. Roy Heiman’s 12th contour soil sample in 2002 would be marked, 02RHSL-012).  Field duplicate samples were taken approximately every 20-30 samples.  These were marked the same as the original soil but with a “D” following the number.  All samples were analysed at Acme Labs in Vancouver, B.C. for 35 elements (by ICP-MS), including gold, on a 10 gram sample.

Planned Work Program

There is currently no work planned for the Achook Property.

Achook and McPhoo Properties
Great Bear Lake
Tulit`a
Deline
N
Wrigley
Rae Lakes
Dechi Laot i
Wha`ti

The Mc Phoo Property

Acquisition of Interest

The Company acquired a 100% interest in the McPhoo Property by staking the area in July of 2002.

Location Access and Geography

The McPhoo property is located in the Calder River area, 375 kilometers north-northwest of Yellowknife, Northwest Territories.  The center of the property lies at roughly 65o 42' North latitude and 116o 30' West longitude.  The nearest community is Kugluktuk (formerly Coppermine), located on the Arctic Ocean, 225 kilometers north-northeast of the property.  The abandoned mining town of Port Radium is located 80 kilometers northwest of the property.  Access to the property is via float-equipped, fixed wing aircraft from Yellowknife to Brain Damage Lake (local name), located a few kilometers east of the property.

The McPhoo property has uneven, hilly topography, consisting of large bedrock highlands with sharply incised gullies and steep slopes to lakes and streams.  Several un-named lakes lie within the property boundaries.  Elevations range from 345 meters on the east side of the property to a maximum elevation of over 420 meters above sea level.  Overall, the proportion of bedrock exposure on the property is quite high.  The property is located south of the arctic tree line but trees occur only in valleys and on the lower slopes of the hills and most upland areas are treeless.

The area has a continental climate with low levels of precipitation and a wide temperature range.  Summers are typically pleasant with long daylight hours, whereas winters are long and may be extremely cold.  Snow cover usually disappears by the start of June and returns by the middle of September.

History and Previous Work

All prior exploration on the McPhoo property has been focused on uranium.  The first significant exploration was done in 1954 by Jackpot Uranium Mines Ltd., an unrelated company who conducted prospecting, excavated a 12 meter long open cut and 6 meter deep adit, and did 1034.8 meters (3394.2 ft) of diamond drilling in 19 holes.  Chalcopyrite and magnetite were identified in association with the uranium mineralization.  No other work was done until 1980, when Sheer Energy Development Corporation (“Shear”), an unrelated company, made a brief examination of the adit area.  Two years later, Sheer conducted magnetometer and gamma spectrometer surveys over selected areas, minor geological mapping and collected 14 rock samples.  They identified an anomalous magnetic-radiometric trend extending from the adit (North Area) to the area of the McPhoo #1 Showing.  A less obvious, parallel trend was also indicated east of this main trend.  Sheer recognized disseminated to massive magnetite bands in gneiss, with minor chalcopyrite, pyrite and uranium mineralization.

Recent Work – 2002 Exploration Program

The main objective of the 2002 exploration program was to investigate the area of the regional compilation target and to test the potential for IOCG deposits on the McPhoo property.  The exploration program entailed 12 person-days (3 day field program) and was completed between July 20 and July 24, 2002.  The program consisted of geological mapping, rock sampling, and soil sampling.

In the course of geological mapping, 17 rock samples were taken.  These samples were focused on sulphide mineralization and range from select samples to representative chip samples.  Rock samples were marked in the field by a combination of pink and blue flagging plus a small aluminum tag on which has been inscribed the sample number, the type of sample, the initials of the sampler, and the date the sample was taken.  All samples were analyzed at Acme Analytical Labs Ltd. in Vancouver, B.C. for 35 elements, including gold (ppm), by ICP-ES (0.5 gm sample) and gold (ppb) by ignition followed by ICP-MS (10 gm sample).

A total of 105-grid soil samples plus 10 duplicates were collected on nine, 200-400 meter spaced lines, covering the southern two-thirds of the McPhoo property.  Sample spacing was generally 100 meters but was reduced to 25 meters over the showing areas.  Grid lines were established using compass and hand-held GPS units to locate samples along lines.  Soil samples were taken from B-horizon soils wherever possible.  Locally, due to poor soil development, the sample material may be of colluvium, talus fines or glacial till material.  Characteristics of the sample site were recorded on a sample form for later reference.  Soil lines were marked with orange flagging and all sample sites on grid lines were marked with a tyvek tag with the grid coordinates (based on the local UTM Grid) marked on the tag with a china marker.  Field duplicate samples were marked the same as the original soil but with a “D” following the number.  All samples were analyzed at Acme Analytical Labs Ltd. in Vancouver, B.C. for 35 elements (by ICP-MS), including gold, on a 10-gram sample.

Planned Work Program

There is currently no work planned by the Company for the McPhoo Property.

Northwestern Mineral Ventures Inc. Option Agreement

The Company entered into an option agreement on October 4, 2002 with Phelps Dodge Corporation of Canada Ltd. (“PDC”) to earn a 100% interest in the Conjuror Property, consisting of 5 claims in the Bear Province of the Northwest Territories.  The Company can earn its interest by completing $500,000 in exploration work before October 4, 2006 and making cash payments of $125,000 ($35,000 paid), or issuing common shares of equivalent value, over a four-year period.  The terms allow PDC to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

By letter of Intent on July 22, 2003, the Company granted a 50% interest in the Company’s option in the Conjuror Property to Tyhee Development Corp. in exchange for a 50% interest in the Terra Silver Mine Property which is situated adjacent to the Conjuror Property.

On September 26, 2003, the Company granted to Northwestern Mineral Ventures Inc. an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company an initial payment of $20,000 (paid), completing $5 million in exploration work by September 26, 2008 and making annual cash payments of $30,000, $40,000, $50,000, $60,000 and $70,000.

By a Letter of Agreement on May 25th the Longtom property was included in the option agreement with Northwestern Mineral Ventures.

Northwestern Mineral Ventures Inc. will be deemed to have vested a 10%, 30% and 50% interest in the properties under option upon incurring expenditures of $1M, $3M and $5M respectively.

#

Central Mineral Belt of Labrador

Post Hill - Michelin Properties, Central Mineral Belt, Labrador

Atlantic Ocean
13N/01
13O/04
13O/03
Makkovik
Kaipokok Bay
55° North
Postville
Exempt Mineral Land
13J/14
13K/16
N
13J/11
0
20
kilometres
13K/03
13J/12
54.5° North
60° West
59° West

The properties described below are without recently documented reserves and the work is exploratory in nature. The Company’s interest in these properties stemmed from historical records of copper, silver, uranium and other metal occurrences.

Post Hill – Michelin Properties, Central Mineral Belt, Labrador

Acquisition of Interest

In March 2003, Fronteer Development Group Inc. entered into a 50-50 joint-venture partnership with Altius Minerals Corporation (ALS:TSX V) to explore for iron oxide-copper-gold mineralization in central Labrador.  A total of 193,232 acres in seven groups of mineral claims were acquired by staking within a regional area of interest during the spring of 2003 and 2004.  The alliance shares all acquisition and exploration costs on a 50-50 basis at cost, and will remain in effect as long as the jointly staked claims remain in good standing.

Property Description and Location

A total of 181,433 acres (73,425 hectares) comprising  2,937 mineral claims cover the Post Hill, Melody, Michelin, Burnt Lake and Emben  properties in the eastern part of the Central Mineral Belt.  Most of these claims are contiguous. The Post Hill – Michelin properties are 5 to 40 kilometres southeast of the village Postville located on Kaipokok Bay fiord.  Postville is approximately 250 kilometers north by northeast of the community of Goose Bay.  Additional groups of claims which make up the Croteau, Storm, Letitia East and Letitia West properties are located further west in the central interior of Labrador.

Climate and Physiography

Labrador has a sub arctic climate with short, cool summers and long, cold winters.  The duration of snow cover is 6 to 8 months.  The properties are located in rugged wilderness areas of generally moderate relief ranging to about 700 metres.  Abundant outcrop, numerous lakes and sparse coniferous forest cover consisting of black spruce and balsam fir are most typical of this part of the northeastern Canadian Shield.

Previous Work

British Newfoundland Exploration Limited (Brinex), a subsidiary of Brinco Mining Limited, was the principal exploration company active in central Labrador from the mid 1950’s to early 1990’s.  During this time, several hundred uranium, copper, silver, molybdenum and REE occurrences were documented over a distance of 250 kilometres within the Central Mineral Belt.  During 2003, Fronteer and Altius evaluated the potential for iron oxide-copper-gold mineralization in the eastern part of the Central Mineral Belt.  This evaluation included examination and sampling of historical metal occurrences and associated drill core on mineral tenure acquired by the joint venture in 2003.

Proposed Work

Work planned in 2004 includes a 12,790 line-kilometre, combined, airborne gamma-ray spectrometer and magnetometer survey over the Post Hill - Michelin area.  Evaluation of the results of the airborne geophysical survey by prospecting, geological mapping, geochemical sampling and ground geophysical programs is a priority in 2004.

Claim Status, Central Mineral Belt, Labrador

Property Name	Claim No.	Claim Units	Due Date
Burnt/Emben	09414M	63	2008/03/27
Burnt/Emben	09413M	42	2008/03/27
Croteau	09415M	40	2008/03/27
East Micmac Lake	09721M	36	200810/24
Kaipokok Bay	10059M	54	2009/04/12
Letitia East	09441M	38	2008/04/03
Letitia West	09417M	41	2008/03/27
Makkovik River 1	10050M	147	2009/04/12
Makkovik River 2	10051M	220	2009/04/12
Makkovik River 3	10052M	127	2009/04/12
Makkovik River 4	10053M	111	2009/04/12
Makkovik River 5	10054M	170	2009/04/12
Makkovik River 6	10055M	136	2009/04/12
Makkovik River 7	10056M	126	2009/04/12
Makkovik River 8	10057M	40	2009/04/12
Makkovik River 9	10058M	30	2009/04/12
Michelin	09412M	190	2008/03/27
Michelin North	09482M	145	2008/04/28
Michelin Northeast	09722M	100	2008/10/24
Michelin Northwest	09723M	42	2008/10/24
Post Hill	09410M	136	2008/03/27
Post Hill	09411M	128	2008/03/27
Post Hill Northeast	09718M	8	2008/10/24
Post Hill Northwest	09719M	32	2008/10/24
Post Hill West	09720M	60	2008/10/24
Storm	09416M	72	2008/03/27
Walker Lake	10022M	190	2009/04/02
West Micmac Lake 1	10046M	181	2009/04/12
West Micmac Lake 2	10047M	120	2009/04/12
West Micmac Lake 3	10048M	137	2009/04/12
West Micmac Lake 4	10049M	166	2009/04/12

Western Turkey Properties

The company announced in April that it had signed two independent formal option agreements with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. ("Teck Cominco") to acquire a 100% interest in each of the Agi Dagi (pronounced Ah-Dah) and Kirazli gold projects located in Western Turkey. These advanced properties have preliminary gold resources outlined, with the potential for expansion. Fronteer is in the process of concluding a third agreement with Teck Cominco to option three early-stage gold properties in the same vicinity as Agi Dagi and Kirazli, considered to be outstanding exploration targets.

1. The Agi Dagi Property (pronounced Ah-Dah) is a large high sulfidation epithermal system, with a mineralized silica cap that measures 4 kilometres by 2 kilometres. The structural grain of the property strikes NE-SW, the majority of which is as yet untested by drilling. Teck Cominco drilled a grid of shallow vertical holes through a small part of this silica cap in the SW corner of the property and calculated an inferred resource (compliant with NI 43-101) of 11.3MT @ 1.2 g/t gold, for approximately 435,000 ounces. The potential of this property is to expand the resource along strike and test its potential to host higher grade feeder structures akin to those delineated at Kirazli (see below). Untested targets of this type have already been identified in Teck Cominco's geophysical data and are drill ready.

2. The Kirazli Property is a high sulfidation epithermal system characterized by a silicification footprint measuring 2 kilometres by 1 kilometre. A number of high grade intervals were intersected by a previous owner and it is estimated that the property hosts a minimum of 250,000 ounces gold grading 29 g/t gold. This high grade resource base is open along strike and has the potential to expand into an exceptional deposit. Mineralization found on the Kirazli Property is the type of high grade target that may possibly underlie the Agi Dagi Property.

3. The remaining three properties, known collectively as the Biga Properties are earlier stage prospects with large alteration and geochemical footprints akin to many of the famous high sulfidation epithermal systems in the Peruvian Andes (Yanacocha, Alto Chicama). Fronteer plans to quickly advance these properties to drill stage.

Acquisition of Interest

Under the terms of the option agreements, Fronteer must issue to Teck Cominco a total of 650,000 of its shares upon signing. In addition, Fronteer's option requirements thereafter are as follows:

1. To earn its 100% interest on the Agi Dagi Project, Fronteer must spend US$5 million on exploration and issue 350,000 additional shares over four years, with a first year firm commitment of US$1.0 million on exploration.

2. To earn its 100% interest on the Kirazli Property, Fronteer must spend US$3 million in exploration and issue 200,000 additional shares over four years, with a first year firm commitment of US$250,000 on exploration.

Upon Fronteer earning its 100% interest, Teck Cominco will retain a Net Smelter Return Royalty of 1% on the Agi Dagi Project and 2% on the Kirazli Project. In consideration of the preliminary ounces currently outlined on the properties, Fronteer will also pay to Teck Cominco, within sixty days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the currently defined resource areas. If Teck Cominco does not back-in (see below) to the Agi Dagi Project, it may elect to have the 600,000 ounces currently outlined, subject to either the production bonus or the 1% NSR, but not both.

Teck Cominco's Back-In Rights

As part of the agreements, Teck Cominco may elect to back-in, one time only, to each project, though the terms of the back-in differ depending on when the back-in election is made.

At any time prior to Fronteer earning its 100% interest, Teck Cominco may elect to retain a 60% interest in each project, independently, by spending the greater of:

· two times Fronteer's accrued expenditure at the time of its election to back-in; or,

· $US 5.0 million (for Agi Dagi); or,

· $US 3.0 million (for Kirazli).

Teck Cominco must spend the foregoing amounts within two years of electing to back in with at least 50% spent in year 1. If Teck Cominco earns back an interest it will relinquish its NSR royalty. Teck Cominco may earn an additional 10% interest in either project by completing a final feasibility study within 4 years of meeting its expenditure commitment above and by arranging project financing for Fronteer's 30% portion of the production capital costs.

Up to 60 days after Fronteer earns its 100% interest, Teck Cominco may elect to back-in for a 60% interest in each project, independently, by spending US$10 million for Agi Dagi and US$6.0 million for Kirazli. Teck Cominco must spend the foregoing amounts over two years and complete a final feasibility study within 5 years of electing to back-in. Teck Cominco may also earn an additional 10% interest by arranging project financing for Fronteer's 30% portion of the production capital costs. Teck Cominco relinquishes its NSR royalty upon earning back an interest in a project.

The business terms outlined above are beneficial to both parties, and are consistent with Teck Cominco's publicly stated aim to be an industry leader in partnering and strategic alliances worldwide. For example, if Fronteer earns its 100% interest and makes a discovery that meets Teck Cominco's economic hurdles, Teck Cominco can regain up to a 70% interest in the deposit. Under this scenario Fronteer has a built-in financing, and would therefore, not be required to raise its 30% of the capital costs, thus minimizing share dilution and eliminating the difficulties surrounding project debt financing of a minority partner. In addition, Fronteer has a gold producer as a partner with a long standing presence in Turkey and expertise in deposits of this type.

Location

The properties are located in northwest Turkey in an area centred on the town of Can, at 26° 51’ E and 39° 59’ N.

Accessibility, Climate, Infrastructure and Physiography

Whilst there are no settlements in the areas of active exploration within the properties, all of the properties can be reached by forestry roads which provide access from nearby towns.   The region is well-serviced with electricity transmission lines and generating facilities.

The Biga Peninsula has fertile soils and a typically Mediterranean climate with mild, wet winters and hot, dry summers.  The average annual temperature is 17.6 degrees Celsius, and annual rainfall is approximately 700mm.  Population and agricultural activity is concentrated in the valley lowlands of the region, while most of the Exploration target zones are located in higher areas which are predominantly forested and not privately owned.

History and Previous Work

The Agi Dagi and Kirazli properties were initially staked and explored by Tuprag, the Turkish subsidiary of Eldorado.

The Agi Dagi property was optioned by Cominco in 1995 and 74 holes were drilled on the property between 1996 and 1997. The area has also been subjected to extensive rock chip sampling and soil sampling. A detailed IP and ground magnetic survey was carried out in 2003.  Some preliminary metallurgical tests have also been carried out.

The Kirazli property was explored by Tuprag (the Turkish subsidiary of Eldorado) in the late 1990’s.  Exploration work by Tuprag included rock and soil geochemistry, IP surveys, and approximately 7000m of drilling.  the results of this work are not available, though the existence of a significant gold resource has been noted in a TeckCominco information memorandum.

Planned Work by the Company for 2004

At Agi Dagi, the company plans to carry out an extensive drill program aimed at expanding existing resources and testing other targets arising from the 2003 IP survey.  In addition, the company will carry out soil sampling and prospecting on the surrounding licenses.

At Kirazli, exploration for 2004 will comprise rock and soil sampling, IP surveying and preliminary drilling.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the three months ended 3/31/2004, and 3/31/2003, and the fiscal years ended 12/31/2003, 12/31/2002, 12/31/2001, and 12/31/2000 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2003, the Company raised $3,139,892 through the sale of shares, the exercise of share purchase options and through the exercise of share purchase warrants.

The Company continued to work on its mineral properties in Canada as described earlier in this document in 4.D. Property, Plant and Equipment.

Results of Operations

Three Months Ended 3/31/2004 vs. Three Months Ended 3/31/2003

The Company recorded a net loss of $754,217 for the period ended March 31, 2004 compared to a loss of $115,700 during the corresponding period in the previous year.  Increased consulting fees, investor relations and promotion and advertising costs are all related to the development and widespread distribution of new investor materials, describing the projects in Canada and the properties recently optioned in western Turkey.  The Company also expended cash on property investigations in the amount of $53,914 compared with $11,446 during the first quarter the previous year.  Operating activities during the first quarter of 2004 required $616,356 in cash compared with $16,202 during the same period in the previous year.  Financing activities provided cash of $7,352,969 in the first quarter of 2004, compared to $237,500 in 2003, during the same period in the previous year including $186,727 from the exercise of warrants and share purchase options.  Investing activities during the period required $163,335 in cash compared with $137,332 during the same period last year.  Fronteer expended cash on mineral properties and deferred exploration in the amount of $151,228 during the first quarter of 2004.  Cash and equivalents were $9,924,460 as at March 31, 2004 compared to $123,801 as at March 31, 2003.

Fiscal 2003 Ended 12/31/2003 vs. Fiscal 2002 Ended 12/31/2002

The Company recorded a net loss of $470,858 for the year ended December 31, 2003 compared to a loss of $288,868 the previous year.  Investor relations expenses increased from $49,798 in 2002 to $275,366 in 2003 due to increased marketing with new listings on both the TSX and the Frankfurt Stock Exchange, as well as hiring a full time investor relations employee.  Listing and filing fees were $69,843 higher in 2003 than in 2002 mainly due to the $75,000 listing fee on the TSX.  The Company also expended cash on property investigations in the amount of $105,643 compared with $17,438 the previous year.  Toronto and European meetings with brokers and analysts and more property investigations in 2003 resulted in travel and promotional expenses increasing from $84,066 in 2002 to $161,571.  Management fees of $172,340 in 2003 compared with $62,048 in 2002 include fees paid to a full time VP of Exploration hired during the year.  Operating activities during 2003 required $1,009,811 in cash compared with $388,251 the previous year.  Financing activities provided cash of $3,674,756 during 2003, compared to $1,360,598 in 2002, including $741,774 from the exercise of warrants and share purchase options.  Investing activities during the year required $314,858 in cash compared with $266,933 in 2002.  Fronteer expended cash on mineral properties and deferred exploration in the amount of $270,988 during 2003.  Cash and equivalents were $3,351,182 at December 31, 2003 compared to $1,001,095 at December 31, 2002.

Fiscal 2002 Ended 12/31/2002 vs. Fiscal 2001 Ended 12/31/2001

During the financial year ending December 31, 2002, the company realized revenues in the amount of $157,877 from property sales. During Fiscal 2001, the Company realized revenues in the amount of $3,979,263 from property sales and other income in the amount of $5,947. (The other income consisted of interest on GIC’s and other investments.) The primary reason for the substantial decrease in revenue resulted from managements’ decision to shift the Company’s operations from a real estate development company to a mineral exploration company. Mineral exploration companies typically receive no revenues until such time as they are able to sell their properties or place the properties into production and receive revenues from the sale of any minerals that are extracted from the mining process.

Expenses incurred during the financial year ended December 31, 2002, were $576,345, which represented a decrease of $3,327,338 as compared to expenses of $3,903,683 incurred during the financial year ended December 31, 2001.  The most significant component of the decrease in expenses was the reduction in the cost of property sales resulting from the Company’s change of direction as described above. The costs of property sales during Fiscal 2001 were $3,763,567 as compared to only $149,417 during Fiscal 2002.

Travel, promotion, and investor relations increased by $125,256; however the efforts resulting from this work resulted in the Company selling shares with gross proceeds of $1,246,550 during Fiscal 2002 as compared to gross proceeds from the sale of shares in the amount of $325,000 during Fiscal 2001. During Fiscal 2002 the Company also sold warrants for cash in the amount of $191,000 as compared to no sales of warrants during Fiscal 2001.  Professional, management and consulting fees totaled $188,968 during Fiscal 2002. During Fiscal 2001 these fees totaled $102,526. The $86,442 increase was a direct result of the added effort needed for the Company’s increased activity in the area of mineral exploration.

During Fiscal 2002 the Company also realized a warranty repairs expense in the amount of $13,075 as compared to nil during Fiscal 2001. (The “warranty repairs expense” consisted of repair costs on real estate projects.)

The company recorded a net loss of ($288,868) during the year ended December 31, 2002, compared to net income of $24,527 in the prior fiscal year.  The most significant component of the increased loss related to the decrease in revenue in the amount of $3,827,333. As disclosed earlier this was a direct result of the Company’s change of activity from the real estate development industry to mineral exploration activities. The net loss per share for Fiscal 2002 was ($0.02) as compared to nil in the prior fiscal period.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000 Ended 12/31/2000

During the financial year ended January 31, 2001, the company realized revenues in the amount of $3,985,210 (2000 - $nil).  $3,979,263 of these revenues came from property sales and $5,947 came from other sources.  As disclosed earlier in this document, the “other income” came from interest on GIC’s and other investments

The Company had no revenue during Fiscal 2000; however shortly after the fiscal year end seven of the units, which the Company had listed for sale closed for sale proceeds of $1,888,199.

Total expenses increased dramatically during Fiscal 2001 as compared to Fiscal 2000 because the Company incurred costs associated with property sales in the amount of $3,763,567.  The total of other expenses rose during Fiscal 2001; however, only in the amount of $4,431 with the most notable increase being in the category of “office and general” expenses. This slight increase was due to the considerably higher level of corporate activity occurring during Fiscal 2001 as compared to the prior fiscal year.

The company recorded a net profit of $24,527 during the year ended December 31, 2001, compared to a net loss in the amount of ($78,685) in the previous fiscal year.  As disclosed earlier, no revenue was realized during Fiscal 2000 because the Company was in the process of developing additional properties for sale.

The earnings per share for Fiscal 2001 were negligible given the fact that net profit was only $24,527 and the number of share outstanding was 11,259,138.  Net loss per share was ($0.01) for Fiscal 2000 when the net loss was ($78,685) and the number of outstanding shares were 10,433,312.

Fiscal 2000 Ended 12/31/2000 vs. Fiscal 1999 Ended 12/31/1999

During Fiscal 1999 (From the date of incorporation on January 11, 1999 to December 31, 1999) the Company had revenues of $2,902,771 from property sales.

The company incurred a net loss of ($78,685) for Fiscal 2000 as compared to a net profit of $86,149 for Fiscal 1999.

Expenses during Fiscal 2000 totaled $135,685 as compared to the expenses for the previous fiscal period, which were $2,816,622 when the cost of property sales was $2,651,450.

Both consulting and professional fees increased during Fiscal 2000 as compared to the prior fiscal year. Professional fees increased $30,242 and consulting fees increased by $20,000. Management fees did; however, decrease during Fiscal 2000 when they were $48,613 as compared to Fiscal 1999 when they were $73,112. The primary reason for the increase in professional and consulting fees was the CDNX listing application prepared during the year.

Office and general expenses decreased by $50,937 during Fiscal 2000 going from $52,980 in Fiscal 1999 to $2,043 in Fiscal 2000. The primary reasons for the decrease were a decrease in bad debts which were included in office and general and a decrease in activity consistent with the decrease in sales.

Liquidity and Capital Resources

Three Months Ended 3/31/2004

In March 2004, Fronteer raised gross proceeds of $7.18M, in the first tranche of a financing by issuing 6,525,727 units at $1.10 per unit.  Each unit consists of one common share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of Fronteer for two years at an exercise price of $1.45 for the first year and $1.65 for the second year.  In April 2004, Fronteer closed the second tranche of the private placement for gross proceeds of $2.4M issuing 2,200,000 similar units at $1.10 per unit.

The Company had working capital of $9,542,826 at March 31, 2004 compared to $1,058,237 at March 31, 2003. The increase in working capital is from private placement proceeds ($7,097,576) and the exercise of warrants ($113,396) and stock options ($73,331).  This working capital in addition to the $2,151,754 net proceeds received on April 13, 2004 from the second tranche of the private placement is considered sufficient for administrative overhead, property investigations and currently planned exploration expenditures for at least the next 24 months.

As at May 10, 2004 there were 3,516,670 stock options outstanding at a weighted average price of $0.57.  On May 10, 2004 there were also a total of 7,558,500 warrants outstanding at a weighted average price of $1.22.  Included in these outstanding warrants pursuant to the most recent private placement are 4,448,104 warrants at $1.45 the first year and $1.65 the second year and also 872,573 broker warrants at $1.50 for one year.

Fronteer is budgeting approximately $5M for exploration expenditures during the year 2004.  Fronteer currently has no operating revenues other than interest income and relies primarily on funding from joint venture partners earning an interest in Fronteer’s properties, equity financings and the exercise of warrants and options to finance its exploration and administrative costs.

Fiscal 2003 Ended 12/31/2003

In January 2003, Fronteer closed the second tranche of a $575,000 private placement.  The financing consisted of the issuance 1.15 million common shares at a price of $0.50 each.  Each common share was accompanied by one full share purchase warrant exercisable at a price of $0.55 for a period of two years.

In June 2003, Fronteer raised gross proceeds of $3M in a private placement issuing 2,411,193 flow-through shares at $0.65 and 2,387,875 common shares at $0.60.  Each common share was accompanied by one-half share purchase warrant exercisable at a price of $0.70 for two years ending June 26, 2005.  Warrants outstanding as at December 31, 2003 were 2,405,710 at a weighted average exercise price of $0.64.  During 2003 the exercise of warrants and stock options contributed an additional $741,774.

The Company expended cash of $1,009,811 in administrative overhead for the year ended December 31, 2003 and $270,988 for exploration costs on mineral property interests.

The Company had working capital of $3,406,901 at December 31, 2003 compared to $1,058,237 at December 31, 2002. The working capital increase is from private placement proceeds ($2,932,982), the exercise of warrants ($657,611) and the exercise of stock options ($84,163).  This working capital plus the $9,048,468 net proceeds received by April 13, 2004 from the private placement announced March 1 are considered sufficient for administrative overhead, property investigations and currently planned exploration expenditures for at least the next 24 months.

Fiscal 2002 Ended 12/31/2002

As at December 31, 2002, the Company had an accumulated deficit of ($256,877 and working capital of $1,058,237. Of this amount, cash represented $194,990; $806,105 was represented by short-term investments; $46323 was represented by restricted short-term investments; and, $102,016 was represented by sundry receivables and prepaid expenses.

During this fiscal year the Company sold 2,162,000 common shares for proceeds of $958,510 and 553,667 flow-through common shares for proceeds of $288,040.

Cash Used for Operating Activities during Fiscal 2002 was ($388,251) including the net loss for the fiscal year of ($288,868). The adjustments for the fiscal year were: amortization of $7,519; a stock options for services rendered in the amount of $20,875; and, a future income tax benefit in the amount of ($129,600). Changes in net assets and liabilities were a decrease in the Company’s properties held for sale and under exploration in the amount of $113,103; an increase in sundry receivables and prepaid expenses in the amount of ($22,500); a decrease in accounts payable and accrued liabilities in the amount of ($88,780).

Cash Used for Investing Activities during Fiscal 2002 totaled ($471,650) which consisted of expenditures on the Company’s mineral properties in the amount of $437,492 and the purchase of capital assets in the amount of $34,158. The work done on the Company’s mineral properties consisted of $204,122 on the Birch-Uchi Properties in northwestern Ontario, and $233,370 on the Bear Province properties in the Northwest Territories

The capital assets purchased were, computer hardware, $7,876, computer software, $847, office furniture $18,521, and field equipment, $6,914.

Cash from investing activities totaled $204,717 and consisted entirely of restricted short-term investments.

Cash Provided by Financing Activities during Fiscal 2002 was $1,437,550 and consisted of the cash received for the issuance of common shares as described above and the issuance of warrants for cash in the amount of $191,000. The cost of the issuance of these shares was ($99,854).

Fiscal 2001 Ended 12/31/2001

As at December 31, 2001, the Company had retained earnings of $31,991 and working capital of $582,265. Of this amount, cash represented $295,681; restricted short-term investments represented $251,040; sundry receivables and prepaid expenses represented $79,516; $22,902 was due from a joint venture participant (Berkley Homes); and, $113,103 was represented by properties under development and held for sale.

During the fiscal year ended May 31, 2001, the Company issued 1,300,000 common shares for cash in the amount of $325,000.

Cash flows from Operating Activities during Fiscal 2001 were $1,083,145, including the net income of $24,427. Charges to income not involving cash consisted entirely of amortization, which was only $2,248. Changes in net assets and liabilities were $1,627,651 represented by an increase in properties under development and held for sale; a decrease in sundry receivables and prepaid expenses in the amount of $1,595; a decrease in a future income tax asset in the amount of $57,000; a decrease in accounts payable and accrued liabilities in the amount of ($319,622); and, a decrease in deposits on property sales in the amount of ($310,254).

Cash Used for Investing Activities during Fiscal 2001 totaled ($107,633) which consisted of the purchase of capital assets in the amount of ($12,097) and ($95,536) represented by deferred exploration expenditures and the purchase of interests in mineral properties. The work done on the Company’s mineral properties consisted of $95,536 on the Birch-Uchi Properties in northwestern Ontario.  The capital assets purchased were, computer hardware, $8,706, computer software, $822, and office furniture $2,569.

Cash Provided by Financing Activities during Fiscal 2001 was $325,000 as described above.

US GAAP Reconciliation

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method. Under US GAAP, options granted to employees are accounted for by the intrinsic value method, and options granted to non-employees are accounted for under the fair value method.

The reader is advised to consult Fronteer Development’s audited annual financial statements for the year ended December 31, 2003, particularly Note 17 for quantification of the differences.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs; utilizing a ceiling test for the carrying value of producing mineral properties; and accounting for stock-based compensation.

The Company capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common shares.  The company performs periodic evaluations to evaluate recoverability of mineral property costs.  Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

In applying the full-cost method, the Company performs a ceiling test to determine the limitation on carrying values of mineral properties at fiscal year end.  Under Canadian GAAP, a ceiling test is performed using either average mineral prices or year-end prices and is based on undiscounted future net revenues after deducting estimated general/administrative expenses.  Under US GAAP, the Company must use year-end mineral prices in arriving at future net revenues from mineral properties and these future net revenues are discounted at 10%.

For US GAAP purposes, the Company had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of all stock options granted will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.  See Note 4 of the March 31, 2004 interim financial statements for options outstanding.

Recent Accounting Pronouncements Applicable to US

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after 6/30/2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after 6/30/2001.  With respect to goodwill and intangible assets acquired prior to 7/1/2001, we are required to adopt SFAS 142 effective 7/1/2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on 7/1/2002 is not expected to have a material impact on our financial position or results of operations.

On 4/30/2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on 5/15/2002 did not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after 12/31/2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

3/31/2004

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment

Mark O’Dea	President	37	May 2001
Donald McInnes (1)(2)	Director	40	June 2001
Oliver Lennox-King (1)(2)	Director	55	November 2003
George Bell (1)(2)	Director	60	December 2003
Lyle Hepburn	Director	62	April 2004
Larry Johnson	Chief Financial Officer/Corporate Secretary	54	October 2003
Rick Valenta	Vice President, Exploration	43	August 2003

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

______________________________________________________________________________

Mark O’Dea: Mr. O’Dea has been the President and a Director of Fronteer since May of 2001. Dr. O’Dea specializes in the application of structural geology and geophysics to mining and mineral exploration. He has a successful track record of building practical geological foundations to help direct exploration decisions and highlight opportunities. He holds a Ph.D. in structural geology from Monash University, Australia (1996). He held a Postdoctoral Research Fellowship at Monash University from 1996 to 1997. From 1997 to 1999, Dr. O'Dea was a senior geologist with the mining and exploration division of SRK Consulting Canada. In 1999, he launched Riftore Consulting Inc., a Vancouver-based firm providing structural geology services to the mining industry. Dr. O'Dea joined Fronteer as President and Chief Executive Officer in May, 2001.

Donald McInnes: Mr. McInnes has been a member of the Board of Directors of the Company since June of 2001. He holds a B.A. from Dalhousie University (1987).  Mr. McInnes currently serves as president of Western Keltic Mines Inc. (June, 1993 to present), president of Blackstone Ventures Inc. (January, 1995 to present), and Plutonic Power Corporation. (June, 1999 to present).  Mr. McInnes is a director and past president of the B.C. and Yukon Chamber of Mines and is a director of the Prospectors and Developers Association of Canada, and the Pacific Museum of the Earth.

Oliver Lennox-King: Mr. Lennox-King has been a member of the Board of Directors of Fronteer since November 4, 2003. He has 20 years of senior experience in the mining industry with involvement in marketing and administration. He also spent 11 years as a mining analyst with a brokerage company. He has spent the last 11 years in executive positions and directorships with junior mining companies. In addition to serving as the Chairman of the Board of Fronteer Development, he is also the Chairman of Southern Cross Resources, a uranium exploration and development company. He also serves on the Boards of a number of Canadian resources companies including Southern Cross Resources, Metallica Resources, Tiomin Resources, and Dumont Nickel. He was the co-founder and Chairman of Pangea Goldfields as well as the co-founder and President of Tiomin Resources.

George Bell: Mr. Bell is President and CEO of Hornby Bay Exploration Limited, a junior uranium and diamond exploration company. He has more than 36 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Group of companies.  Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe. Currently, he is also a director of Southern Cross Resources Inc. listed on the TSX.

Lyle Hepburn: Lyle R. Hepburn holds a Bachelor of Law degree from Queen's University, a Diploma of Business Administration from Queen's University and a Bachelor of Commerce degree from the University of Saskatchewan.  Mr. Hepburn has been practicing business and commercial law for 30 years.  He is a partner in the Toronto law firm of Beach, Hepburn LLP.  Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn’s practice has been focused primarily on advising and representing public mining and mineral exploration companies.  Mr. Hepburn is a director of Gitennes Exploration Inc., North Atlantic Resources Ltd. and Fronteer Development Corporation, all of which are mineral exploration companies listed on the Toronto Stock Exchange, and the Corporate Secretary of Aber Diamond Corporation, a diamond company listed on the Toronto Stock Exchange and NASDAQ.  He is also a director or officer of a number of private companies.  Mr. Hepburn has co-authored one book on taxation entitled "Are You Paying Too Much Tax?", and authored a second book on the operation of limited partnerships in Canada entitled "Limited Partnerships".

Larry Johnson: Mr. Johnson has been the Chief Financial Officer of Fronteer since October of 2003. He holds a B.Sc. (Geology) from the University of British Columbia (1972). From 1995 to 1998, he was employed by Quest International Resources Inc. working on the Damoti Lake Gold Project in the Northwest Territories. From 1998 to 2001, he worked for and was a director of Globaltex Industries Inc., a resource company. He has worked as a geologist on exploration programs in precious metals and diamonds and also has experience maintaining accounting records and preparing regulatory filings for a number of junior mining companies. Mr. Johnson joined Fronteer on October 1, 2003 as Chief Financial Officer and Corporate Secretary.

Dr. Rick Valenta: Dr. Valenta was appointed Vice President, Exploration on August 11, 2003. He obtained his PhD in structural geology from Monash University of Australia in 1988 and thereafter was appointed Assistant Professor at Monash University in 1990.  Between 1995 and 2003 he worked for MIM Exploration where he held the positions of Chief Geologist, Regional Manager for Central America, and Principal Geologist for the Project Generation Group of that company.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2003 ended 12/31/2003 was $142,670, paid to Mark O’Dea, the President, CEO and a Director of the Company.

Summary Compensation Table

________________________________________________________________________________

________________________________________________________________________________

                                                      Long-Term

                                                     Compensation

                        Annual Compensation

                                                   Awards     Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

Mark O Dea, President	2003	$100,670	$42,000	Nil	100,000	Nil	Nil	Nil
and Chief Executive Officer	2002	$91,630	Nil	Nil	Nil	Nil	Nil	Nil

Table No. 7

Stock Option Grants in Fiscal 2003 Ended 12/31/2003

______________________________________________________________________________

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Tyler Ross	100,000	7%	$0.60	7/14/2003	7/14/2004	$0.59
Rick Valenta	200,000	14%	$0.70	8/7/2003	8/31/2008	$0.70
Baltic Investment Group	200,000	14%	$0.70	9/4/2003	9/4/2004	$0.68
Baltic Investment Group	75,000	5%	$0.91	11/21/2003	11/21/2008	$0.88
Oliver Lennox-King	100,000	7%	$0.88	11/6/2003	11/6/2008	$0.88
Hugh Snyder	100,000	7%	$0.80	11/12/2003	11/12/2008	$0.80
Oliver Lennox-King	100,000	7%	$0.80	11/12/2003	11/12/2008	$0.80
Oliver Lennox-King	100,000	7%	$0.84	11/28/2003	11/28/2008	$0.84
Larry Johnson	100,000	7%	$0.84	11/28/2003	11/28/2008	$0.84
Rick Valenta	100,000	7%	$0.84	11/21/2003	11/28/2008	$0.84
Mark O’Dea	100,000	7%	$0.84	11/28/2003	11/28/2008	$0.84
George Bell	100,000	7%	$0.90	12/18/2003	12/18/2008	$0.90

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2003 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2003

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

No Stock Options Were Exercised During Fiscal 2003 by Senior Management/Directors

________________________________________________________________________________

Director Compensation.  The Company had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Donald McInnes; Oliver Lennox-King; and, George Bell. The Audit Committee met four times during Fiscal 2003.

The Company has a Compensation Committee, which recommends to the Board of Directors the amount of compensation paid to the officers of the Company and then subsequently reviews this compensation. The current members of the Compensation Committee are: George Bell; Donald McInnes; and, Oliver Lennox-King.

6.D.  Employees

As of 3/15/2004, the Company had 4 employees excluding the Senior Management.  They consist of a receptionist, a projects logistics manager, and two exploration geologists.

6.E.  Share Ownership

Table No. 7 lists, as of 05/03/2004, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark O’Dea (1)	630,000	2.1%
Common	Oliver Lennox-Smith (2)	700,000	2.3%
Common	Donald McInnes (3)	307,000	1.0%
Common	George Bell (4)	150,000	0.5%
Common	Lyle R. Hepburn (5)	164,500	0.5%
Common	Rick Valenta (6)	300,000	1.0%
Common	Larry Johnson (7)	150,000	0.5%
	Total Directors/Management 5% Holders	2,401,500	7.9%

(1)

Of these shares 625,000 are represented by currently exercisable share purchase options;

(2)

Of these shares 300,000 are represented by currently exercisable share purchase options;

(3)

Of these shares 300,000 are represented by currently exercisable share purchase options;

(4)

Of these shares 150,000 are represented by currently exercisable share purchase options.

(5)

Of these shares 150,000 are represented by currently exercisable share purchase options;

(6)

Of these shares 300,000 are represented by currently exercisable share purchase options;

(7)

Of these shares 150,000 are represented by currently exercisable share purchase options.

# Based on 30,554,967 shares outstanding as of 5/25/2004

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on 11/21/2001.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Plan provides that stock options may be granted to service providers for the Company.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 2,373,000.  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 9 as of 5/25/2004, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Shares of Common Stock	Exercise Price	Grant Date	Expiration Date
		$
Officers/Directors:
Mark O’Dea	525,000	0.11	May 8, 2001	May 8,2006
	100,000	0.84	Nov. 28, 2003	Nov. 28, 2008
Donald McInnes	200,000	0.25	May 24,2001	May 24,2006
	100,000	1.00	April 6, 2004	April 6, 2009
Hugh Snyder	250,000	0.11	May 8,2001	May 8,2006
	100,000	0.80	Nov. 12, 2003	Nov. 12, 2008
Patrick Ryan	200,000	0.25	May 24,2001	May 24,2006
Norman Hardie	250,000	0.11	May 8,2001	May 8,2006
Oliver Lennox-King	100,000	0.88	Nov. 6, 2003	Nov. 6, 2008
	100,000	0.80	Nov. 12, 2003	Nov. 12, 2008
	100,000	$0.84	Nov. 28, 2003	Nov. 28, 2008
Rick Valenta	200,000	$0.70	Aug. 31, 2003	Aug. 31, 2008
	100,000	$0.84	Nov. 28, 2003	Nov. 28, 2008
Larry Johnson	100,000	$0.84	Nov. 28, 2003	Nov. 28, 2008
	50,000	1.00	April 6, 2004	April 6, 2009
George Bell	100,000	$0.90	Dec. 18, 2003	Dec. 18, 2008
	50,000	1.00	April 6, 2004	April 6, 2009
Lyle Hepburn	150,000	1.00	April 15 2004	April 15, 2009
Casey Lund	50,000	$0.65	June 20, 2003	June 20, 2008
George Cross	100,000	0.59	May 9,2002	May 9,2007
Matthew Lennox-King	75,000	0.90	Jan. 5, 2004	Jan. 5, 2009

Tyler Ross	25,000	0.60	July 14, 2003	July 14, 2004
	100,000	0.90	Jan. 2, 2004	Jan. 2, 2009
Baltic Investment Group	116,670	0.70	Sept. 4, 2003	Sept. 4, 2004
	75,000	0.91	Nov. 21, 2003	Nov. 21, 2008
Sundar Communication	200,000	1.10	April 1, 2004	April 1, 2009

Total Officers/Directors      2,775,000

Total Employees/Consultants     741,670

Total Officers/Directors/Etc. 3,516,670

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 5/07/2004, the Company’s shareholders’ list showed 30,554,967 common shares outstanding and 48 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 600 holders of record" resident in Canada, holding 29,469,642 common shares; seven “holders of record" resident in the USA, holding 1,085,325 common shares;

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1500 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Fiscal 2000: There are no related party transactions to report for Fiscal 2000

Fiscal 2001: The Company had a consulting agreement with a corporation whose sole shareholder was Mr. Mark O’Dea, an officer and a director of the Company. This contract became effective on August 1, 2001 and had a term of one year. Under the terms of this agreement the Company paid Mr. O’Dea an annual fee of $93,500 of which $49,669 was paid during Fiscal 2001 with a balance of $1,601 owing on December 31, 2001. Also management fees in the amount of $35,568 were paid to a corporation in which Derek Snyder, a shareholder and former director is the sole shareholder.

Fiscal 2002: The Company had a consulting agreement with a corporation whose sole shareholder was Mr. Mark O’Dea, an officer and a director of the Company. By the terms of this agreement, the Company paid Mr. O’Dea $91,630 during Fiscal 2002. Also, the Company entered into a consulting agreement with Judy Kumar, who was the Chief Financial Officer and Corporate Secretary of the Company. By the terms of this consulting agreement Ms. Kumar was paid $30,625 during Fiscal 2002.

Fiscal 2003: The Company had a consulting agreement with a corporation whose sole shareholder was Mr. Mark O’Dea, an officer and a director of the Company. By the terms of this agreement, the Company paid Mr. O’Dea $100,670 during Fiscal 2003. On May 1, 2004 this executive officer signed an employment contract with the Company as an employee at an annual salary of $160,000.

Accounting Fees

The Company paid accounting fees of $65,070 and $52,281 to McGovern, Hurley, Cunningham, LLP during Fiscal 2003 and Fiscal 2002, respectively.

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2003 no amounts were owed to senior management or directors.  There have been no transactions since 12/31/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of McGovern, Hurley, Cunningham LLP, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2003/2002 Ended December 31st

  Fiscal 2002/2001 Ended December 31st

  Fiscal 2001/2000 Ended December 31st

Unaudited Financial Statements

  Three Months Ended 3/31/2004 and 3/31/2003

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

Since the date of the last annual report, December 31, 2003, the Company has issued 9,219,999 common shares for proceeds of $8,932,090

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the Toronto Stock Exchange in Toronto, Ontario, Canada, under the symbol "FRG".  The initial public offering was effective on the TSX Venture Exchange in December of 2000. Subsequently, the Company became listed on the Toronto Stock Exchange where it began trading on July 11, 2003.

As of September 26, 2003, the Company’s common shares were listed on the Frankfurt Stock Exchange.  The trading symbol for the common shares is “FRG” and the German securities code (WKN) is 533050. The stock has only traded once on the Frankfurt Stock Exchange. (in November 5, 2003 1500 shares traded at a price of .66 Euros.) The Company listed the shares for trading on the Frankfurt Stock Exchange because management believes that the listing will increase the profile of the Company with both private and institutional investors both in Germany and throughout Europe.

Table No. 13 lists the high and low sales prices on the TSX Venture Exchange prior to July 11, 2003 and on the Toronto Stock Exchange after July 11, 2003 for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years.

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 05/31/04 (TSE)	$1.05	$0.84
Month Ended 04/30/04 (TSE)	$1.15	$0.95
Month Ended 03/31/04 (TSE)	$1.17	$0.95
Month Ended 02/29/04 (TSE)	$1.41	$0.94
Month Ended 01/31/04 (TSE)	$1.45	$0.90
Month Ended 12/31/03 (TSE)	$1.05	$0.82

Fiscal Year Ended 12/31/2003 (TSE/TSX)	$1.20	$0.45
Fiscal Year Ended 12/31/2002 (TSE/TSX)	$1.05	$0.24
Fiscal Year Ended 12/31/2001 (TSX)	N/A	N/A
Fiscal Year Ended 12/31/2000 (TSX)	N/A	N/A
Fiscal Year Ended 12/31/1999 (TSX)	N/A	N/A

Fiscal Quarter Ended 12/31/03 (TSE)	$1.09	$0.76
Fiscal Quarter Ended 09/30/03 (TSE)	$1.20	$0.55
Fiscal Quarter Ended 06/30/03 (TSX)	$0.75	$0.45
Fiscal Quarter Ended 03/31/03 (TSX)	$0.84	$0.57

Fiscal Quarter Ended 12/31/02 (TSX)	$0.80	$0.50
Fiscal Quarter Ended 09/30/02 (TSX)	$1.05	$0.70
Fiscal Quarter Ended 06/30/02 (TSX)	$0.85	$0.50
Fiscal Quarter Ended 03/31/02 (TSX)	$0.59	$0.24

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Equity Transfer services Inc. (located at 20 Adelaide Street West, Suite 420, Toronto, Ontario, Canada M5H 4C3), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Ontario Company Act (“Company Act”) of Ontario, Canada.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 14 lists, as of 5/25/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 5/25/2004, the Company was aware of 63 holders of its 7,543,477 share purchase warrants, 74 of whom were resident in Canada, 12 offshore and 9 in the United States.  These warrants were issued in conjunction with four private placements.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
June 26, 2003	1,193,936	1,059,053	$0.70	$0.70	June 26, 2005
June 26, 2003	335,934	268,747	$0.70	$0.70	June 26, 2005
December 19, 2003	745,000	745,000	$0.75	$0.75	December 19, 2004
January 6, 2003	475,000	150,000	$0.55	$0.55	January 6, 2005
March 31, 2004	3,336,740	3,336,740	$1.45	$1.65	March 31, 2006
March 31, 2004	652,573	652,573	$1.50	n/a	March 31, 2005
April 13, 2004	1,111,364	1,111,364	$1.45	$1.65	April 13, 2006
April 13, 2004	220,000	220,000	$1.50	n/a	April 13, 2005

______________________________________________________________________________

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the Toronto Stock Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2003, 12/31/2001, and 12/31/2000, there were an unlimited number of common shares without par value authorized.  At these dates, there were 21,334,968, 14,712,312, and 11,886,645 common shares issued and outstanding, respectively.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

2000	December 31, Balance	10,566,645
Fiscal 2001	Issued for Cash	1,300,000	$325,000
Fiscal 2001	Issued for interest in mineral property	20,000	$5,600
Fiscal 2002	Issued for Cash	2,162,000	$958,510
Fiscal 2002	Flow-through shares issued for cash (1)	553,667	$288,040
Fiscal 2002	Issued for interest in mineral property	40,000	$24,000
Fiscal 2002	Issued for services	70,000	$23,800
Fiscal 2003	Issued for Cash	2,862,875	$1,404,825
Fiscal 2003	Flow-through shares issued for cash (1)	2,411,193	$1,567,275
Fiscal 2003	Issued for interest in mineral property	190,526	$126,900
Fiscal 2003	Exercise of warrants	974,733	$972,311
Fiscal 2003	Options Exercised	183,329	$84,163
Jan.1 - May 25, 2004	Issued for Cash	8,748,454	$9,373,176
Jan.1 - May 25, 2004	Exercise of warrants	190,461	$148,191
Jan.1 - May 25, 2004	Options Exercised	133,330	$112,581
Jan.1 - May 25, 2004	Issued for services	147,754	160,853
		30,554,967

______________________________________________________________________________

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under Section 3.14 of the Company’s articles of association and bylaws a director is not allowed to vote on any such transaction or contract with the Company in which he has an interest. Any such contract or proposed contract, even if entered into during the normal course of business, shall be referred to the board or shareholders for approval.

Section 3.02 of the Company’s articles of association and bylaws allow the board of director to conduct business when a quorum consisting of a majority of the board of directors is present.

Section 6.02 of the Company’s bylaws addresses the borrowing powers of the directors. Contracts, documents or instruments in writing require the signature of the Corporation may be signed by any two directors, or any two officers or any one director and one officer. These contracts, documents and instruments included deeds, mortgages, hypothecs, charges conveyances, transfers and assignments of property, as well as the payment of obligations and all paper writings. The bylaws do not otherwise restrict the directors’ ability to act on the Company’s behalf in regards to borrowing.

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

An annual general meeting shall be held once every calendar year at such time (not being more than 13 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

10.C.  Material Contracts   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years was McGovern, Hurley, Cunningham, LLP, Chartered Accountants, 2005 Sheppard Avenue East, Suite 503, Toronto, Ontario, Canada  M2J 5B4. Their audit report for Fiscal 2003/2002/2001 is included with the related financial statements in this Annual Report with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

#

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three unrelated directors, all of whom are financially literate and knowledgeable about the Company’s affairs.  Mr. Oliver Lennox-King is the audit committee’s financial expert member as a former qualified accountant with 20 years experience in the mining industry. He also spent 11 years as a mining analyst with a brokerage company and has spent the last 11 years in executive positions and directorships with junior mining companies. In addition to serving as the Chairman of the Board of Fronteer Development, he is also the Chairman of Southern Cross Resources, a uranium exploration and development company. He also serves on the Boards of a number of Canadian resources companies including Southern Cross Resources, Metallica Resources, Tiomin Resources, and Dumont Nickel. He was the co-founder and Chairman of Pangea Goldfields as well as the co-founder and President of Tiomin Resources.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

Fees, including reimbursements for expenses, for professional services rendered by McGovern Hurley Cunningham to the Company were:

______________________________________________________________________________

Fiscal Year ended December 31, 2003 and 2002       Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2003            2002

------------------------------------------------------------------------------

Audit Fees                                             $25,000         $19,170

Audit Related Fees                                     $21,800         $17,250

Tax Fees                                                $5,000          $4,100

All Other Fees                                         ___$nil         ___$nil

Total                                                  $51,800         $40,520

______________________________________________________________________________

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

#

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of McGovern, Hurley, Cunningham, LLP, is included herein immediately preceding the audited financial statements.

Unaudited Interim Financial Statements

March 31, 2004

Audited Year End Financial Statements

December 31, 2003/2002/2001

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

Page

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws Incorporated by reference to Form 20-F Registration Statement
2. Instruments defining the rights of holders of the securities being registered Refer to Exhibit No. 1
3. Voting Trust Agreements – N/A
4. Material Contracts;
Option Agreement – Northwestern Mineral Ventures Inc.	132
Letter Agreement – Teck Cominco – Agi Dagi Property	164
Letter Agreement – Teck Cominco – Kirazli Property	195
Joint Venture Agreement – Red Lake Resources	225
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in Annual Reports for initial public offerings of securities – N/A
10. Notice Required by Rule 104 of Regulation BTR – N/A
11. Code of Ethics as required by ITEM 16B – N/A
12. The certifications required by Rule 13a-14(a) or Rule 15d-14(a)	292
13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code	294
14. Additional Exhibits: A. Incorporated by reference to Form 6-K’s. 1. Notice of Meeting/Information Circular/Form of Proxy filed May 19, 2004

#

FINANCIAL STATEMENTS

#

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

FRONTEER DEVELOPMENT GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These interim financial statements of Fronteer Development Group Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003 audited financial statements. Only changes in accounting policies have been disclosed in these interim consolidated financial statements. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

These interim consolidated financial statements, with accompanying notes and the related quarterly Management Discussion and Analysis have not been reviewed by the independent external auditors of the Company.

FRONTEER DEVELOPMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS AT

	March 31, 2004 $	December 31, 2003 $
ASSETS
CURRENT
Cash and cash equivalents	9,924,460	3,351,182
Restricted short-term investments (Note 2)	46,342	46,156
Sundry receivables and prepaid expenses	462,012	107,134

	10,432,814	3,504,472

EQUIPMENT	74,251	67,306

LONG-TERM INVESTMENTS	46,000	46,000

EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 3)	1,065,744	914,516

	11,618,809	4,532,294

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	513,610	97,571
Advances from joint venture partners	376,378	-

	889,988	97,571

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 4)
Issued
28,284,666 common shares	11,683,080	4,743,074

CONTRIBUTED SURPLUS (Note 9)	2,392	2,392

WARRANTS (Note 4)	421,718	360,883

OPTIONS (Note 4)	345,677	56,109

ACCUMULATED DEFICIT (Note 9)	(1,724,046)	(727,735)

	10,728,821	4,434,723

	11,618,809	4,532,294

Approved by the Directors:

“Oliver Lennox-King”

“Mark O’Dea”

Director

Director

See accompanying notes to these unaudited consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE THREE-MONTH PERIODS ENDED MARCH 31
	2004 $	2003 $

OPERATING EXPENSES
Accounting and audit	5,819	5,000
Amortization	4,976	3,136
Consulting fees	171,257	3,570
Investor relations	190,206	24,466
Legal	1,423	2,890
Listing and filling fees	18,724	9,827
Management fees (Note 7)	31,959	34,218
Office and general	11,100	6,390
Promotion and advertising	209,698	15,805
Property investigations	53,914	11,446
Rent	17,537	4,139
Stock-based compensation (Note 10)	71,724	-
Wages and benefits	19,738	-
Recovery of expenses	(38,396)	-
Interest (income)	(15,462)	(5,187)
	754,217	115,700

NET (LOSS)	(754,217)	(115,700)

(DEFICIT), BEGINNING OF PERIOD
As previously reported	(727,735)	(256,877)
Adjustment to prior periods due to change in accounting policy (Note 10)	(242,094)	-
As restated	(969,829)	(256,877)

(DEFICIT), END OF PERIOD	(1,724,046)	(372,577)

Basic net (loss) per share (Note 8)	(0.03)	(0.01)

Basic shares outstanding (Note 8)	28,284,666	15,197,312

FRONTEER DEVELOPMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31

	2004 $	2003 $
OPERATING ACTIVITIES
Net (loss) income	(754,217)	(115,700)
Charges to income not involving cash:
Stock-based compensation	71,724	8,220
Amortization	4,976	3,136
	(677,517)	(104,344)
Changes in net assets and liabilities:
(Increase) decrease in sundry receivables and prepaid expenses	(354,878)	46,709
Increase in accounts payable and accrued liabilities	416,039	41,433

Net cash used in operating activities	(616,356)	(16,202)

FINANCING ACTIVITIES
Issuance of common shares for cash	7,097,576	147,500
Issuance of warrants for cash	80,724	90,000
Warrants exercised	113,396	-
Options exercised	73,331	-
Share issue costs	(550,965)	-
Commission paid in units	162,529	-
Advances from joint venture partners	376,378	-

Net cash provided by financing activities	7,352,969	237,500

INVESTING ACTIVITIES
Restricted short-term investments	(186)	-
Purchase of equipment	(11,921)	(17,191)
Interest in exploration properties and deferred exploration expenditures	(151,228)	(120,141)

Net cash used in investing activities	(163,335)	(137,332)

Increase in cash and cash equivalents	6,573,278	83,966
CASH AND CASH EQUIVALENTS, beginning of period	3,351,182	1,001,095

CASH AND CASH EQUIVALENTS, end of period	9,924,460	1,085,061

SUPPLEMENTAL INFORMATION:
Stock-based compensation	71,724	8,220
Common stock issued for interest in exploration properties	-	7,400
Common stock issued for commission	160,853	-
Warrants issued for commission	1,676	-

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

1.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.  Operating results for the periods ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2004. For further information, see the Company’s consolidated financial statements including the notes thereto for the year ended December 31, 2003.

Exploration Properties and Deferred Exploration Expenditures:

The Company is involved in the acquisition, exploration and development of natural resource properties and has not yet determined whether these properties contain resources that are economically recoverable.  The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis.

All direct costs associated with exploration properties are capitalized as incurred.  If the property proceeds to development, these costs become part of pre-production and development costs of the mine.  If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

Stock-Based Compensation:

The CICA has issued new recommendations relative to Handbook section 3870, “Stock-based compensation and other stock-based payments”, which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option’s fair value, is then recognized over the option’s vesting periods.

The Company has an employee stock option plan.  In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Accordingly, effective January 1, 2004, the fair value of all stock options granted are recorded as a charge to operations as the stock options vest and a credit to options in shareholders’ equity.  Any consideration paid on the exercise of stock options is credited directly to share capital.

2.

RESTRICTED SHORT-TERM INVESTMENTS

Restricted short-term investments consist of GIC investments pledged to secure letters of credit on behalf of the Berkley Homes (Pickering) Inc. joint venture

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

3.

EXPLORATION PROPERTIES

a)

Dixie Lake Property, Ontario; (Alberta Star Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm’s length vendor an option to earn a 100% interest in the Dixie Lake Property, which consists of 51 claims situated in the Dixie Lake area of Ontario.  The Company can earn its interest by making staged cash payments totaling $80,000 over a four-year period and issuing 200,000 common shares (150,000 issued) over a three-year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

On September 22, 2003, the Company granted an option to Alberta Star Development Corp. (“Alberta Star’), to earn up to a 50% interest in the Property by paying an initial $10,000 (paid), issuing 50,000 common shares of Alberta Star (issued), completing $2 million in exploration work by September 22, 2006, making further annual cash payments totaling $125,000, and annual share issuances totaling 300,000 common shares of Alberta Star over a three year period ending in September, 2006.  In addition to the above, Alberta Star is responsible for all cash payments to the underlying property vendor, during the option period.

In January, 2004 Alberta Star advanced $270,000 to Fronteer towards the March 2004 drill program on the Dixie Lake Property.  In April a second advance of $200,000 was received from Alberta Star towards the $450,061 cost of the drill program.

b)

Portage, Balmer, and Sandy Point Properties, Ontario; (Placer Dome Inc. Option Agreement)

Placer Dome Inc. (“Placer”), which acquired AurionGold on December 31, 2002 and agreed to take over AurionGold’s commitment with respect to the Portage, Balmer, and Sandy Point Properties, has the right to earn a 65% interest in the properties by expending $2,500,000 at a minimum rate of $500,000 per year.  Placer has the option to earn an additional 10% by either completing a bankable feasibility study or by expending an additional $5,000,000 on the properties at a minimum rate of $500,000 per year.  The Company is the operator of the program with a 10% management fee until Placer has earned their 65% interest.

In February, 2004 Placer advanced $500,000 to Fronteer towards the March drill program on the Portage Property.  The drill program completed in early May 2004 and as at March 31, 2004 $197,497 had been spent on the program.

c)

Sol D’Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. (“RLR”) an option to earn a 50% interest in the Properties (Sol D’Or, Swain East, Grace Lake and Mink Lake), by completing $750,000 in exploration work before April 3, 2004, making cash payments totaling $60,000 and issuing 200,000 shares of Red Lake Resources Inc.

During 2003 Red Lake Resources Inc. completed its $750,000 work commitment under the option agreement, which has been credited to Exploration Properties, and has also issued the 200,000 shares.  On January 14, 2004, RLR paid the final $30,000 option payment to the Company thereby earning its 50% interest in the Properties.

On February 5, 2004 RLR paid the first of two $150,000 advances to the Company towards the budgeted $600,000 drill program which commenced in mid February.  In April, a second advance of $150,000 was received from RLR for a total of $300,000 towards their 50% share of the cost of the drill program which completed in April.

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

3.

EXPLORATION PROPERTIES (continued)

d)

Northwest Territories Properties, NWT; (Northwestern Mineral Ventures Option Agreement)

The Company entered into an option agreement on October 4, 2002 with Phelps Dodge Corporation of Canada Ltd. (“PDC”) to earn a 100% interest in the Conjuror Property, consisting of 5 claims in the Bear Province of the Northwest Territories.  The Company can earn its interest by completing $500,000 in exploration work before October 4, 2006 and making cash payments of $125,000 ($35,000 paid), or issuing common shares of equivalent value, over a four-year period.  The terms allow PDC to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

By letter of Intent on July 22, 2003, the Company granted a 50% interest in the Company’s option in the Conjuror Property to Tyhee Development Corp. in exchange for a 50% interest in the Terra Silver Mine Property which is situated adjacent to the Conjuror Property.

On September 26, 2003, the Company granted to Northwestern Mineral Ventures Inc. an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company an initial payment of $20,000 (paid), completing $5 million in exploration work by September 26, 2008 and making annual cash payments of $30,000, $40,000, $50,000, $60,000 and $70,000.

e)

Labrador Properties, NFLD; (Alliance with Altius Minerals Corporation)

On February 5, 2003 Fronteer and Altius Minerals formed an alliance to explore for iron-oxide copper-gold deposits in central Labrador.  The alliance shares all acquisition and exploration costs on a 50-50 basis at cost, and will remain in effect as long as the jointly staked claims remain in good standing.

f)

Other Properties, Ontario

The Company holds various other exploration properties in the Birch-Uchi Belt of northwestern Ontario located approximately 100 kilometres east-northeast of Red Lake.

The Company entered into an agreement on November 5, 2001 to acquire from an arm’s length vendor an option to earn a 100% interest in the Woman Lake Property, which is situated immediately adjacent to one of the Birch Properties.  The Woman Lake Property consists of three leased mining claims and six staked units.  The Company can earn its interest in the Woman Lake Property by making staged cash payments totaling $21,500 ($9,000 paid) and issuing 90,000 common shares (60,000 issued) over a three-year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $750,000.

The Company entered into an agreement on May 31, 2002 to acquire from an arm’s length vendor an option to earn a 100% interest in the Spot Lake Property, which now forms part of the Balmer Property.  The Spot Lake Property consists of two claims.  The Company can earn its interest in the Spot Lake Property by making staged cash payments totaling $44,000 ($5,000 paid) and issuing 85,000 common shares over a five-year period (30,000 issued).  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.  The Spot Lake Property falls under the property option agreement disclosed in Note 7b.

On November 12, 2003, the Company entered into an agreement to acquire from Jilbey Gold Exploration Ltd. (“Jilbey”), an arm’s length vendor, an option to earn a 90% interest in the K-2 Property, which is contiguous to the Portage Property.  The K-2 Property consists of two claims.  The Company can earn its interest in the Property by reimbursing the staking costs up to a maximum of $2,000 and completing $500,000 in exploration work by December 31, 2007.  Upon fulfilling these requirements, a participating joint venture will be formed with Jilbey holding 10% and the Company 90%.  The Company will be designated as the operator during the earn-in phase.

g)

Turkey

In February, Fronteer signed a letter of intent with Teck Cominco’s Turkish subsidiary (“Teck Cominco”) to acquire a 100% interest in five epithermal gold properties located in Western Turkey.  In April, Fronteer completed technical due diligence, and has given notice to Teck Cominco that it will be proceeding with the option and the two companies are in the process of concluding binding option agreements for each of the properties.

FRONTEER DEVELOPMENT GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

3. EXPLORATION PROPERTIES (continued)

Properties	Total December 31, 2003 $	Additions $	(Recoveries and Write downs) $	Total March 31, 2004 $
Properties optioned to Alberta Star (Note 3a)
Dixie Lake	286,623	270,307	(450,061)	106,869

Properties optioned to Placer Dome (Note 3b)
Portage	3,501	221,601	(197,497)	27,605
Balmer	123,678	-	-	123,678
Sandy Point	55,810	-	-	55,810
	182,989	221,601	(197,497)	207,093
Properties optioned to Red Lake Resources (Note 3c)
General Uchi	2,693	703	-	3,396
Grace Lake	1	-	-	1
Mink Lake	1	701	-	702
Sol D’Or	1	434,907	(237,006)	197,902
Swain East	1	1,303	-	1,304
	2,697	437,614	(237,006)	203,305
Properties optioned to Northwestern Mineral Ventures (Note 3d)
General Bear	3,247	4,315	(2,139)	5,423
Achook	91,013	-	-	91,013
Conjuror	103,067	82	-	103,149
Flex	55,607	-	-	55,607
McPhoo	64,127	-	-	64,127
Longtom	-	2,789	-	2,789
	317,061	7,186	(2,139)	322,108
Labrador Properties (Note 3e)
General Labrador	75,275	84,812	-	160,087
Burnt Lake	1,435	-	-	1,435
Croteau	2,279	-	-	2,279
Emben	1,604	-	-	1,604
Letitia	1,931	-	-	1,931
Michelin	11,565	-	-	11,565
Micmac Lake	180	-	-	180
Posthill	9,525	-	-	9,525
Storm	2,502	-	-	2,502
	106,296	84,812	-	191,108
Other Properties (Note 3f)
Birch Island	-
Found Lake	4,153	-	-	4,153
Hurley	1,666	-	-	1,666
Shabu	55	-	-	55
Shanty Bay	4,284	-	-	4,284
Woman Lake	8,692	-	-	8,692
	18,850	-	-	18,850

Turkey (Note 3g)	-	16,411	-	16,411
	914,516	1,037,931	(886,703)	1,065,744

4.

SHARE CAPITAL

a)

The share capital is as follows:

Authorized:

Unlimited common shares

Issued and Outstanding:

	Common Shares #	Amount $
Balance, December 31, 2003	21,334,968	4,743,074
Issued for cash	6,525,727	7,097,576
Issued for services rendered	147,754	160,853
Warrants exercised	167,887	134,961
Stock options exercised	108,330	97,581
Share issue costs	-	(550,965)

Balance, March 31, 2004	28,284,666	11,683,080

b)

Common share purchase options:

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

For purposes of estimating the fair value of options using the Black-Scholes model certain assumptions are made such as expected dividend yield, volatility of the market price of the shares, risk free interest rates, and expected average life of the options.  Exercise price and vesting dates may also vary.

During the 3 month period ending March 31, 2004, the Company granted 175,000 stock options to employees. The fair value of these options estimated using the Black-Scholes model of $4,125 was charged to the statement of operations and deficit and credited to options in shareholders’ equity.  Options granted prior to December 31, 2003 which vested in this quarter were estimated using the Black-Scholes model to have a fair value of $67,599.

A summary of changes in stock options during the period is as follows:

	Options	Weighted average exercise price
	#	$
Balance, December 31, 2003	2,925,000	0.47
Granted	175,000	0.90
Exercised	(108,330)	0.68

Balance, March 31, 2004	2,991,670	0.48

4.

SHARE CAPITAL (continued)

As at March 31, 2004, the directors, officers and key consultants of the Company have been granted options as follows:

Date of Grant	Options Granted #	Exercise Price $	Expiry Date
May 7, 2001	525,000	0.11	May 7, 2006
May 8, 2001	500,000	0.11	May 8, 2006
May 24, 2001	400,000	0.25	May 24, 2006
May 9, 2002	100,000	0.59	May 9, 2007
June 20, 2003	50,000	0.65	June 20, 2008
July 14, 2003	50,000	0.60	July 14, 2004
August 7, 2003	200,000	0.70	August 7, 2008
September 4, 2003	116,670	0.70	September 4, 2004
November 6, 2003	100,000	0.88	November 6, 2008
November 12, 2003	200,000	0.80	November 12, 2008
November 21, 2003	75,000	0.91	November 21, 2004
November 28, 2003	400,000	0.84	November 28, 2008
December 18, 2003	100,000	0.90	December 18, 2008
January 2, 2004	100,000	0.90	January 2, 2009
January 5, 2004	75,000	0.90	January 5, 2009

	2,991,670

c)

Warrants

A summary of changes in warrants during the period is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, December 31, 2003	2,405,710	0.64
Issued	3,989,313	1.46
Exercised	(167,887)	.68

Balance, March 31, 2004	6,227,136	1.19

As at March 31, 2004, the Company had the following warrants outstanding:

Expiry Date	Warrants	exercise price
	#	$
December 19, 2004	745,000	0.55
January 6, 2005	170,023	0.575
June 26, 2005	1,322,800	0.70
March 31, 2005 and 2006 ($1.65 in 2nd year)	3,336,740	1.45
March 31, 2005	652,573	1.50

	6,227,136

5.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future income taxes are determined based on differences between the carrying amount of assets and liabilities and their corresponding tax values.  These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized.

The potential future tax benefits of the combined tax losses and exploration expenditures have not been reflected in the accounts of the Company.

6.

COMMITMENTS

As at March 31, 2004, the Company is committed to incur prior to December 31, 2004, on a best efforts basis $997,133 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds had been received prior to December 31, 2003 and renounced to the subscribers as at that date.

The Company has entered into letters of agreement with Tech Cominco whereby the Company has agreed to spend US$1.25 million on exploration prior to April 30, 2005 with respect to two mineral projects in western Turkey.

7.

RELATED PARTY TRANSACTIONS

Management fees and property investigation fees of $25,960 were paid to a corporation whose sole shareholder is an officer and director of the Company.

8.

(LOSS) PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis.  As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the periods ended March 31, 2004 and 2003 have not been presented.

9.

COMPARATIVE FIGURES

Certain of the 2003 comparative figures have been reclassified to conform to the 2004 presentation.

10.

CHANGE IN ACCOUNTING POLICY

The CICA has issued new recommendations relative to Handbook section 3870, “Stock-based compensation and other stock-based payments”, which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option’s fair value, is then recognized over the option’s vesting periods.

The impact of the adoption of the fair value-based method has resulted in an increase in the accumulated deficit of $242,094, with a corresponding credit to options in shareholders’ equity, reflecting the fair value of options granted during 2003.  In the first quarter of 2004 stock based compensation of $71,724 was expensed with a corresponding credit to options in shareholders’ equity.

11.

SUBSEQUENT EVENTS

On April 13, 2004, Fronteer raised gross proceeds of $2.4M, in the second tranche of a financing by issuing 2,200,000 units at $1.10 per unit.  Each unit consists of one common share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of Fronteer for two years at an exercise price of $1.45 for the first year and $1.65 for the second year.

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the financial statements of the Company for the period ended March 31, 2004, and the related notes.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  This MD&A is made as of May 10, 2004.

Additional information relating to Fronteer, including the Company’s Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com

DESCRIPTION OF BUSINESS

The Company’s business model has aimed at acquiring properties in underexplored mineral belts that have the potential to yield world-class deposits.  Fronteer owns and operates five active exploration projects in Canada focused on the discovery of gold and uranium-copper-gold-silver (Olympic Dam-style) deposits.  Fronteer is also proceeding on an option agreement with Teck Cominco’s Turkish subsidiary to acquire a 100% interest in five epithermal gold properties located in Western Turkey.

HIGHLIGHTS OF 2004 FIRST QUARTER

January, Placer Dome committed $500,000 to a diamond drill program which commenced on the Portage property in March 2004.  Placer Dome is earning a 65% interest in the Portage group properties by spending $2.5 million on exploration over 5 years.

February, Fronteer announced high grade uranium values from rock samples collected on the property in the Central Mineral Belt (“CMB”) of Labrador during the 2003 reconnaissance program.  Altius Minerals and Fronteer are jointly funding (50-50) ongoing exploration for world class uranium-copper-gold-silver (Olympic Dam) deposits in the CMB.

February, a second round of drilling commenced at both Dixie Lake and the Swain-Sol D’Or properties.

March, Fronteer raised gross proceeds of $7.18M in the first tranche of a private placement.

April, Fronteer completed its technical due diligence, and had given notice to Teck Cominco’s Turkish subsidiary that it will be proceeding with an option agreement to acquire a 100% interest in five of its epithermal gold properties located in Western Turkey.

April, Fronteer closed the second tranche of the private placement for gross proceeds of $2.4M.

April, the Company registered its Form 20-F with the U.S. Securities and Exchange Commission (www.sec.gov  File # 000-50582)

#

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

MINERAL PROPERTY PROJECTS

Dixie Lake

In late 2002, Fronteer acquired the rights to earn a 100% interest in the Dixie Lake property 28 km southeast of Placer Dome’s Campbell mine and Goldcorp’s Red Lake mine in the Red Lake belt.  A 954 line kilometre airborne survey was completed during the first and second quarters of 2003 and drill targets were evaluated.  In September 2003 Fronteer granted an option to Alberta Star to earn a 50% interest in the property and in October a ten hole drill program was undertaken.  Gold mineralization was intersected in all 10 holes resulting in a second round of drilling in February 2004 with Alberta Star advancing $270,000 towards the drill program.   The February-March drill program consisted of 7 holes testing the projection of a high grade ore shoot.  This program was successful, intersecting the highest grade and thickest gold intersection drilled to date on the property.  The projected high grade shoot is open at depth and will be tested with further drilling in June.

Portage, Balmer, and Sandy Point

In the fourth quarter of 2002, AurionGold was acquired by Placer Dome who agreed to take over AurionGold’s commitment on these three properties by expending $2,500,000 at a minimum rate of $500,000 per year.  The first phase of the 2003 exploration program consisted of a compilation of Placer’s historical exploration data in the belt with Fronteer’s GIS database in order to define targets for follow-up exploration.  The second phase of the program included a 2,276 line kilometre airborne magnetic gradient survey of the area and was followed by a six week field program using specific target traverses, till and soil geochemistry, lithogeochemistry and prospecting.  In February 2004 Placer advanced $500,000 towards a March 2004 scout drill program on targets that emerged from that program.  An 8 hole program has just finished, and the scout drilling was successful in identifying a previously unrecognized zone of early iron carbonate – quartz veining of the style seen at Red Lake. This new zone will be the subject of further follow up drilling in the fall of 2004.  While some assays are still pending, gold results for the March program were generally low, though anomalous values were encountered.

Swain-Sol D’Or and Mink

In May 2003 nine drill holes were completed on the property intersecting new zones of gold mineralization within broad zones of alteration.  During 2003 Red Lake Resources Inc. completed its $750,000 work commitment and paid Fronteer the remaining $30,000 cash under the option agreement in January, 2004 thereby vesting its 50% interest in the properties.  Ongoing exploration will be on a 50-50 joint venture basis.  By April 7, 2004 Red Lake Resources had paid $300,000 in advances to Fronteer towards a budgeted $600,000 drill program which began in February 2004.  The 12 hole drill program was carried out in the Swain-Sol D’Or area finished in early April.  Gold results were generally disappointing, though there were some narrow higher grade intersections in the area of the Sol D’Or mine.

Northwest Territories

In September 2003 Fronteer optioned its properties in the Bear Province of the Northwest Territories to NW Mineral Ventures Inc. who can earn a 50% interest in the properties by incurring exploration expenditures of $5 million and making cash payments of $250,000 within five years.

#

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

Labrador

During 2003, Fronteer entered into a 50-50 Joint Venture with Altius Minerals to jointly evaluate and explore a large portion of central Labrador for Iron-Oxide Copper-Gold deposits.  Approximately, 55,290 acres have been staked and high priority targets have been selected.

The Joint Venture shares all acquisition and exploration costs on a 50-50 basis at cost.  A grassroots exploration consisting of geological mapping, prospecting, sampling and relogging of archived core began in the early summer of 2003.  In October 2003 Fronteer announced that as a result of the exploration program identifying numerous occurrences of copper, gold, silver and uranium mineralization 6 additional properties totaling 29,300 hectares were acquired.  In February 2004 high grade uranium results were announced from samples collected and logistical planning is currently underway for the 2004 summer program which will include geophysical surveys, follow up geology, geochemistry and drill target definition.  In March 2004 a large package of additional claims was acquired based on further analysis of the results of work to date, bringing total ground holdings to 69,000 hectares.  A large regional airborne magnetic and radiometric survey is planned for early summer 2004, followed by field-based prospecting, mapping and geochemistry.

Turkey

On April 7, 2004, Fronteer announced that it had completed technical due diligence, and had given notice to Teck Cominco’s Turkish subsidiary that it will be proceeding with an option to acquire a 100% interest in five of its epithermal gold properties located in Western Turkey.  Two of the properties have preliminary gold resources already outlined.  An intensive exploration program likely to include drilling and further regional investigations will begin in the summer of 2004.

RESULTS OF OPERATIONS

The Company recorded a net loss of $754,217 for the period ended March 31, 2004 compared to a loss of $115,700 during the corresponding period in the previous year.  Increased consulting fees, investor relations and promotion and advertising costs are all related to the development and widespread distribution of new investor materials, describing the projects in Canada and the properties recently optioned in western Turkey.  The Company also expended cash on property investigations in the amount of $53,914 compared with $11,446 during the first quarter the previous year.

Transactions with related parties have occurred in the normal course of operations.  The Company has a consulting agreement with a corporation to whom it paid management and property investigation fees of $25,960 and whose sole shareholder is an officer and director of the Company.  On May 1, 2004 this executive officer signed an employment contract with the Company as an employee at an annual salary of $160,000.

Operating activities during the first quarter of 2004 required $616,356 in cash compared with $16,202 during the same period in the previous year.

Financing activities provided cash of $7,352,969 in the first quarter of 2004, compared to $237,500 in 2003, during the same period in the previous year including $186,727 from the exercise of warrants and share purchase options.

Investing activities during the period required $163,335 in cash compared with $137,332 during the same period last year.  Fronteer expended cash on mineral properties and deferred exploration in the amount of $151,228 during the first quarter of 2004.

Cash and equivalents were $9,924,460 as at March 31, 2004 compared to $123,801 as at March 31, 2003.

#

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

SUMMARY OF QUARTERLY RESULTS

Year	2004	2003	2003	2003
Quarter	March 31	December 31	September 30	June 30
	$	$	$	$
Working Capital	9,542,826	3,406,901	3,306,772	3,632,873
Mineral properties & deferred exploration expenditures	1,065,744	914,516	811,641	610,399
General and administrative costs	754,217	428,421	367,543	170,434
Net income (loss)	(754,217)	(299,421)	(94,543)	38,806

Year	2003	2002	2002	2002
Quarter	March 31	December 31	September 30	June 30
	$	$	$	$
Working Capital	1,054,061	1,058,237	787,151	1,087,823
Mineral properties & deferred exploration expenditures	653,169	525,628	589,413	347,629
General and administrative costs	115,700	90,029	52,785	210,805
Net income (loss)	(115,700)	(25,278)	(52,785)	(210,805)

FINANCING ACTIVITIES

In March 2004, Fronteer raised gross proceeds of $7.18M, in the first tranche of a financing by issuing 6,525,727 units at $1.10 per unit.  Each unit consists of one common share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of Fronteer for two years at an exercise price of $1.45 for the first year and $1.65 for the second year.

In April 2004, Fronteer closed the second tranche of the private placement for gross proceeds of $2.4M issuing 2,200,000 similar units at $1.10 per unit.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $9,542,826 at March 31, 2004 compared to $1,058,237 at March 31, 2003. The increase in working capital is from private placement proceeds ($7,097,576) and the exercise of warrants ($113,396) and stock options ($73,331).  This working capital in addition to the $2,151,754 net proceeds received on April 13, 2004 from the second tranche of the private placement is considered sufficient for administrative overhead, property investigations and currently planned exploration expenditures for at least the next 24 months.

As at May 10, 2004 there were 3,516,670 stock options outstanding at a weighted average price of $0.57.  On May 10, 2004 there were also a total of 7,558,500 warrants outstanding at a weighted average price of $1.22.  Included in these outstanding warrants pursuant to the most recent private placement are 4,448,104 warrants at $1.45 the first year and $1.65 the second year and also 872,573 broker warrants at $1.50 for one year.

Fronteer is budgeting approximately $5M for exploration expenditures during the year 2004.  The Company is required to and will spend $1,315,245 on Canadian Exploration Expenditures for which flow-through proceeds had been received prior to December 31, 2003 in order to avoid interest and penalty charges imposed by Canada Revenue Agency.

Fronteer currently has no operating revenues other than interest income and relies primarily on funding from joint venture partners earning an interest in Fronteer’s properties, equity financings and the exercise of warrants and options to finance its exploration and administrative costs.

OUTSTANDING SHARES

Common shares outstanding subsequent to the year end

# of common shares
Balance, December 31, 2003	21,334,968
Shares issued pursuant to private placement	8,896,208
Shares issued on exercise of warrants	190,461
Shares issued on exercise of options	133,330

Balance, May 10, 2004	30,554,967

CHANGES IN ACCOUNTING POLICIES ADOPTED DURING THE FIRST QUARTER OF 2004

Stock options

The CICA has issued new recommendations relative to Handbook section 3870, “Stock-based compensation and other stock-based payments”, which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black-Scholes option pricing model and the compensation expense, equal to the option’s fair value, is then recognized over the option’s vesting periods.

The impact of the adoption of the fair value-based method has resulted in a restatement of opening retained earnings of $242,094 with a corresponding credit to options in shareholders’ equity, reflecting the prior periods cost of options granted.  In the first quarter of 2004 stock based compensation of $71,724 was expensed with a corresponding credit to options in shareholders’ equity.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.  This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.

CICA 3110 and SFAS 143 require that estimated future cash reclamation and closure costs be discounted and an asset recorded for the discounted value of the estimated future costs. It also requires that an accretion expense be recognized in each period which increments the recorded liability to eventually equal the cash reclamation costs by the time the projected reclamation work is performed.

The Company has determined that it does not have any asset retirement obligations.

#

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of revenues and expenses during the reporting period.  Areas requiring the use of management estimates include the rates for amortization of capital assets, and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates.

Decisions to write off costs of exploration properties and deferred exploration expenditures are based on management’s judgment as to the actual value of the properties and are therefore subjective in most cases.

Management believes that the estimates and assumptions used are reasonable.

OUTLOOK

Fronteer will continue to evaluate new mineral property acquisition opportunities as they arise and finance these activities with working capital on hand and future equity financings.

With industry partners funding most exploration costs thus minimizing dilution of stock and a healthy working capital position, Fronteer is well positioned to acquire additional mineral properties and continue its exploration activities.

UNCERTAINTIES AND RISK FACTORS

The Company’s overall financial performance is significantly affected by the costs and results of its exploration and development programs.  Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Company’s exploration and development programs may not result in economically viable mining operations.  Even if an apparently mineable deposit is discovered, there is no assurance that it will ever reach production or be profitable, as its results are influenced by many key factors, such as commodity prices and foreign exchange rates, which cannot be controlled by management.

FORWARD LOOKING STATEMENTS

This MD&A may include certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that future developments affecting Fronteer will be those anticipated by management.  Please refer to the discussion of these and other factors in Fronteer’s Form 20-F and other documents filed with the Securities and Exchange Commission(File# 000-50582) The Toronto Stock Exchange and the Canadian securities administrators through SEDAR.

“Mark O’Dea”

“Larry Johnson”

 Mark O’Dea

 Larry Johnson

 President

 CFO, Corporate Secretary

 May 10, 2004

#

Corporate Office

Suite 1640

1066 West Hastings Street

Vancouver, British Columbia

Canada V6E 3X1

Phone: 604 632 4677

Fax: 604 632 4678

Email: info@fronteergroup.com

Web: www.fronteergroup.com

Directors

Oliver Lennox-King

Mark O'Dea

George Bell

Don McInnes

Lyle Hepburn

Officers and Management

Mark O'Dea, President and CEO

Larry Johnson, Chief Financial Officer

Rick Valenta, Vice President, Exploration

Legal Counsel

Goodman and Carr, LLP

Suite 2300

200 King Street West

Toronto, Ontario

Canada M5H 3W5

Registrar and Transfer Agent

Equity Transfer Services Inc.

Suite 420

20 Adelaide Street West

Toronto, Ontario

Canada M5H 4C3

Shares Listed

Toronto Stock Exchange: FRG

Frankfurt Stock Exchange: FRR

Capitalization

Authorized: Unlimited

Issued capital: 30,554,967

Fully diluted: 41,630,137

As of May 10, 2004

#

Form 52-109T2 – Certification of Interim Filings during Transition Period

I, Mark O’Dea, President and Chief Executive Officer of Fronteer Development Group Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Fronteer Development Group Inc. (the issuer) for the interim period ending March 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: ______May 10, 2004_____

“Mark O’Dea”

Mark O’Dea

Chief Executive Officer

Form 52-109T2 – Certification of Interim Filings during Transition Period

I, Larry Johnson, Chief Financial Officer of Fronteer Development Group Inc., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Fronteer Development Group Inc. (the issuer) for the interim period ending March 31, 2004.

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: __May 10, 2004__________

“Larry Johnson”

Larry Johnson

Chief Financial Officer

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

(Expressed in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

FRONTEER DEVELOPMENT GROUP INC.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Fronteer Development Group Inc. (An Exploration Stage Company) as at December 31, 2003 and 2002 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2003 and the cumulative period from inception to December 31, 2003.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003 and the cumulative period from inception to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Signed “McGovern, Hurley, Cunningham, LLP”

Chartered Accountants

TORONTO, Canada

April 7, 2004

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(Expressed in Canadian Dollars)	2003 $	2002 $
(Note 14)
ASSETS
CURRENT
Cash and cash equivalents (Note 4)	3,351,182	1,001,095
Restricted short-term investments	46,156	46,323
Sundry receivables and prepaid expenses	107,134	102,016

	3,504,472	1,149,434

EQUIPMENT (Note 5)	67,306	37,400

LONG-TERM INVESTMENTS (Note 6)	46,000	37,000

EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Note 7)	914,516	525,628

	4,532,294	1,749,462

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	97,571	91,197

SHAREHOLDERS’ EQUITY
SHARE CAPITAL
Authorized
Unlimited number of common shares without par value
Issued
21,334,968 common shares (2002 – 14,712,312)	4,743,074	1,658,302

CONTRIBUTED SURPLUS (Note 9b)	58,501	20,875

WARRANTS (Note 9c)	360,883	235,965

ACCUMULATED DEFICIT	(727,735)	(256,877)

	4,434,723	1,658,265

	4,532,294	1,749,462

APPROVED ON BEHALF OF THE BOARD:

Signed  “OLIVER LENNOX-KING”      , Director

Signed  “MARK O’DEA”                      , Director

See accompanying notes to the financial statements.

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)	Cumulative from inception to 2003 $	2003 $	2002 $	2001 $
			(Note 14)	(Note 14)
REVENUE
Real estate property sales (Note 1)	7,039,911	-	157,877	3,979,263
Other income	5,947	-	-	5,947

	7,045,858	-	157,877	3,985,210

EXPENSES
Cost of real estate property sales (Note 1)	6,564,434	-	149,417	3,763,567
Accounting and audit	197,285	60,871	56,063	32,900
Amortization	28,973	14,131	7,519	2,248
Consulting fees	27,021	-	-	7,021
Investor relations	325,164	275,366	49,798	-
Legal	170,039	54,955	36,763	26,738
Listing and filing fees	159,983	114,913	45,070	-
Management fees (Note 13)	391,980	172,340	62,048	35,867
Office and general	158,352	49,150	26,302	27,877
Property investigations (Note 13)	123,081	105,643	17,438	-
Rent	68,535	42,660	18,410	7,465
Stock-based compensation (Note 9b)	77,775	56,900	20,875	-
Travel and promotion	245,637	161,571	84,066	-
Warranty repairs expense	36,075	23,000	13,075	-
Write-down of exploration properties	4,549	4,549	-	-
Interest (income)	(64,450)	(53,951)	(10,499)	-

	8,514,433	1,082,098	576,345	3,903,683

(LOSS) INCOME for the period before income taxes	(1,468,575)	(1,082,098)	(418,468)	81,527

Income taxes (Note 8a)	95,000	-	-	57,000
Income taxes recoverable on application of losses carried forward	(95,000)	-	-	-
Future income tax (recovery) (Note 8a)	(740,840)	(611,240)	(129,600)	-

NET (LOSS) INCOME	(727,735)	(470,858)	(288,868)	24,527

Basic net (loss) income per share (Note 10)		(0.02)	(0.02)	0.00

Basic shares outstanding (Note 10)		21,334,968	13,241,420	11,259,138

Diluted shares outstanding (Note 10)				12,784,138

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)	Cumulative from inception to 2003 $	2003 $	2002 $	2001 $
			(Note 14)	(Note 14)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(727,735)	(470,858)	(288,868)	24,527
Charges to income not involving cash:
Future income tax benefit	(740,840)	(611,240)	(129,600)	-
Stock-based compensation rendered	77,775	56,900	20,875	-
Transfer of asset for management services rendered	9,628	-	-	-
Common stock issued for consulting services rendered	20,000	-	-	-
Amortization	28,973	14,131	7,519	2,248
	(1,332,199)	(1,011,067)	(390,074)	26,775
Changes in net assets and liabilities:
Decrease in real estate properties under development and held for sale	1,578,036	-	113,103	1,627,651
(Increase) decrease in sundry receivables and prepaid expenses	126,923	(5,118)	(22,500)	1,595
Decrease in future income tax asset	-	-	-	57,000
Increase (decrease) increase in accounts payable and accrued liabilities	(8,196)	6,374	(88,780)	(319,622)
(Decrease) in deposits on real estate property sales	(40,828)	-	-	(310,254)
Cash flows from operating activities	323,736	(1,009,811)	(388,251)	1,083,145

CASH FLOWS FROM FINANCING ACTIVITIES
Due from joint venture partner	-	-	22,902	(5,788)
Short-term debt	(306,559)	-	-	(797,208)
Long-term debt	(340,987)	-	-	-
Issuance of common shares for cash	2,688,336	1,404,825	958,510	325,000
Issuance of flow-through shares for cash	1,855,315	1,567,275	288,040	-
Issuance of warrants for cash	456,400	265,400	191,000	-
Warrants exercised	657,611	657,611	-	-
Options exercised	84,163	84,163	-	-
Share issue costs	(418,848)	(304,518)	(99,854)	(14,476)
Reduction of stated capital	(921,920)	-	-	-
Cash from financing activities	3,753,511	3,674,756	1,360,598	(492,472)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired from Broder Devco Inc. (Note 1)	214,399	-	-	-
Restricted short-term investments	(46,156)	167	204,717	(251,040)
Purchase of equipment	(90,292)	(44,037)	(34,158)	(12,097)
Interest in exploration properties and deferred exploration expenditures	(804,016)	(270,988)	(437,492)	(95,536)
Cash from investing activities	(726,065)	(314,858)	(266,933)	(358,673)

Increase in cash and cash equivalents	3,351,182	2,350,087	705,414	232,000
CASH AND CASH EQUIVALENTS, beginning of period	-	1,001,095	295,681	63,681

CASH AND CASH EQUIVALENTS, end of period	3,351,182	3,351,182	1,001,095	295,681

SUPPLEMENTAL INFORMATION:
Interest paid	116,334	-	-	38,352
Income taxes paid	-	-	-	-
Stock-based compensation	77,775	56,900	20,875	-
Common stock received from optionees for interest in exploration properties (Note 6)	46,000	9,000	17,000	20,000
Common stock issued for interest in exploration properties	156,500	126,900	24,000	5,600
Common stock issued for services rendered	43,800	-	23,800	-
Warrants issued for services rendered	94,265	49,300	44,965	-
Common stock issued for acquisition of Broder Devco Inc. non-cash assets (Note 1)	1,033,567	-	-	-

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FROM INCEPTION TO DECEMBER 31, 2003

	Capital Stock		Contributed Surplus	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
(Expressed in Canadian Dollars)	#	$	$	$	$	$

Issued for cash on inception	1	1	-	-	-	1
Issued for all of the assets of Broder Devco Inc. (Note 1)	10,366,644	1,247,966	-	-	-	1,247,966
Net income	-	-	-	-	86,149	86,149

Balance, December 31, 1999	10,366,645	1,247,967	-	-	86,149	1,334,116
Reduction of stated capital	-	(921,920)	-	-	-	(921,920)
Issued for services rendered	200,000	20,000	-	-	-	20,000
Net loss	-	-	-	-	(78,685)	(78,685)

Balance, December 31, 2000	10,566,645	346,047	-	-	7,464	353,511
Issued for cash	1,300,000	325,000	-	-	-	325,000
Issued for interest in exploration property	20,000	5,600	-	-	-	5,600
Share issue costs	-	(14,476)	-	-	-	(14,476)
Net income	-	-	-	-	24,527	24,527

Balance, December 31, 2001	11,886,645	662,171	-	-	31,991	694,162
Issued for cash	2,162,000	958,510	-	-	-	958,510
Flow-through shares issued for cash	553,667	288,040	-	-	-	288,040
Issued for interest in exploration property	40,000	24,000	-	-	-	24,000
Issued for services rendered	70,000	23,800	-	-	-	23,800
Renunciation of flow-through expenditures (Note 8a)	-	(129,600)	-	-	-	(129,600)
Share issue costs	-	(168,619)	-	-	-	(168,619)
Stock-based compensation (Note 9b)	-	-	20,875	-	-	20,875
Warrants granted (Note 9c)	-	-	-	235,965	-	235,965
Net loss	-	-	-	-	(288,868)	(288,868)

Balance, December 31, 2002	14,712,312	1,658,302	20,875	235,965	(256,877)	1,658,265
Issued for cash	2,862,875	1,404,825	-	-	-	1,404,825
Flow-through shares issued for cash	2,411,193	1,567,275	-	-	-	1,567,275
Warrants exercised (Note 9c)	849,494	717,293	-	(139,000)	-	578,293
Compensation warrants exercised (Note 9c)	83,493	75,098	-	(27,090)	-	48,008
Agent warrants exercised (Note 9c)	41,746	31,310	-	-	-	31,310
Warrants granted (Note 9c)	-	-	-	314,700	-	314,700
Warrants expired (Note 9c)	-	-	2,392	(2,392)	-	-
Stock options exercised (Note 9a)	183,329	105,829	(21,666)	-	-	84,163
Issued for interest in exploration property	190,526	126,900	-	-	-	126,900
Renunciation of flow-through expenditures (Note 8a)	-	(611,240)	-	-	-	(611,240)
Share issue costs - warrants	-	(28,000)	-	(21,300)	-	(49,300)
Share issue costs - cash paid	-	(304,518)	-	-	-	(304,518)
Stock-based compensation (Note 9b)	-	-	56,900	-	-	56,900
Net loss	-	-	-	-	(470,858)	(470,858)

Balance, December 31, 2003	21,334,968	4,743,074	58,501	360,883	(727,735)	4,434,723

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

The Company, which was incorporated on January 11, 1999, had previously been involved in the development and marketing of residential real estate properties primarily in the Greater Toronto Area as a result of the acquisition of the real estate assets of Broder Devco Inc.  During June 2001, as the Company was winding down its real estate business through the sale of its properties, it became an exploration stage Company and began to acquire mineral resource properties.

The Company is involved in the acquisition, exploration and development of natural resource properties and has not yet determined whether these properties contain resources that are economically recoverable.  The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis (See Note 7).

All direct costs associated with exploration properties are capitalized as incurred.  If the property proceeds to development, these costs become part of pre-production and development costs of the mine.  If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

2.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year.  These policies conform, in all material respects, with United States generally accepted accounting principles (“U.S. GAAP”), except as discussed in Note 17.  Outlined below are those policies considered particularly significant.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1209786 Ontario Inc. and 1262181 Ontario Inc.  All significant intercompany transactions and balances have been eliminated on consolidation.  All references to the Company should be treated as references to the Company and its subsidiaries.

Cash and cash equivalents:

Cash and equivalents comprise cash on hand and short-term investments which generally mature within three months from the date of acquisition. Surplus cash is invested in GIC investments with maturities of less than one year. Consequently, these investments are liquid and can be converted to cash at any time.  The investments are held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

Equipment and Amortization:

Equipment is recorded at cost.  The equipment noted below is amortized over its estimated useful lives using the following rates and methods:

Computer equipment	30%	Declining balance
Computer software	100%	Straight line
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance

Long-Term Investments:

Investments in corporations in which the Company has significant influence are accounted for by the equity method, by which the original cost of the shares is adjusted for the Company’s share of earnings or losses less dividends since significant influence was acquired.  Portfolio investments are carried at cost.  All long-term investments are written down to their estimated inherent worth when there is evidence of a permanent decline below their carried value.

Continued…

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exploration Properties and Deferred Exploration Expenditures:

The acquisition costs of exploration properties and deferred exploration expenses on properties in which the Company has an interest are carried at cost until the properties are placed into production, sold or abandoned.  These deferred costs are amortized on a unit-of-production method based on proven and probable reserves following commencement of production, or written off in the current year if the properties are sold or abandoned.  Other general exploration expenses for properties which the Company does not possess ownership interests are expensed in the period incurred.

Costs include the cash consideration and the fair market value of the shares based on the trading price of the shares as they are issued for the acquisition of exploration properties.  The proceeds from options granted are applied to the property cost and deferred expenditures of the related property and any excess is included in income for the year the property is disposed.

The Company reviews its exploration properties on an annual basis to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable.  The recoverability of costs incurred on the exploration properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the Company’s ability to attain profitable production.

Environmental Expenditures and Land Reclamation Costs:

During the course of acquiring and exploring potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements.  The costs of complying with these requirements are capitalized as incurred, as deferred costs until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life.  Upon abandonment or sale of a property, all deferred costs relating to the property will be expensed in the year of such abandonment or sale.  The cost and extent of future site cleanup, reclamation or remediation cannot be reasonably determined at this time and no amount has been recorded in these financial statements.

Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.  A future income tax liability is recognized, and the shareholders’ equity reduced, on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

Stock-Based Compensation:

Effective January 1, 2002, the Company adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value.  This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to options granted on or after January 1, 2002.

The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.  Any consideration paid by employees on exercise of stock options is credited to share capital.

The Company’s stock-based compensation plan is described in Notes 9a and b.  These financial statements omit the effect of stock options granted before January 1, 2002.

Continued…

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per Share:

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for the calculation of earnings per share.  Basic per share amounts are calculated using the weighted number of shares outstanding for the period.  Under this standard, the treasury method is used to determine the dilutive effect of stock options and other dilutive instruments.  The recommendations have no effect on the current period’s calculations as any exercise of options would have been anti-dilutive.

Use of Estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of revenues and expenses during the reporting period.  Areas requiring the use of management estimates include the rates for amortization of capital assets, and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates.  Management believes that the estimates are reasonable.

Income Taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future income taxes are determined based on differences between the carrying amount of assets and liabilities and their corresponding tax values.  These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized.  A valuation allowance is provided to the extent that it is more likely than not those future income tax assets will not be realized.

Outlined below are those policies unique to the previous real estate business:

Restricted Short-Term Investments:

Restricted short-term investments consist of GIC investments pledged to secure letters of credit outstanding regarding the residential properties previously built and sold.

Joint Ventures:

Proportionate consolidation is used by the Company to account for its proportionate share of 50% of the assets and liabilities of Berkley Homes (Pickering) Inc., a co-tenancy formed during 1999.

Real Estate Properties Under Development and Held For Sale:

Real estate properties under development and held for sale are carried at the lower of cost and estimated net realizable value.  The Company provides for write-downs where the carrying value of the particular property exceeds its estimated net realizable value.

Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties.  The Company capitalizes all direct costs relating to properties under development and to properties held for future development.  In addition, certain indirect costs including interest on the portion of total costs financed by general corporate borrowings are capitalized.  As well, overhead costs, including salaries, that can be clearly identified with the development of a specific property are allocated to that property.

Development costs are inherently subject to fluctuation and unforeseen costs or expenses could be incurred in the development process.  The costs associated with the Company's projects could be significantly increased by events outside of the Company's control, including increases in interest rates, increases in materials or labour or increases in service charges.  The Company's anticipated revenues from real estate projects are based upon the sale of a given number of units at a given price, both of which may be subject to change.  There can be no assurance that the various assumptions will be realized or that the projects will not be adversely affected by unforeseen economic factors, resulting in a reduction in the anticipated value of the Company's projects.

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition and Cost Allocation:

Revenues and profits on housing unit sales are recognized when the purchasers become entitled to occupancy.  Revenues and profits from the sale of land and other properties are recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions of the sale are met.

The cost of land is prorated to each phase of a project on a hectarage basis up to and including the time that a plan of subdivision is established.  Costs of land sold, including development and capitalized costs, are allocated generally within each subdivision to saleable lots or hectarage in proportion to anticipated revenues.  Residential units sold are costed on an individual basis whereby specific and identifiable costs are applied to each unit.

3.

REAL ESTATE PROPERTIES UNDER DEVELOPMENT AND HELD FOR SALE

	2003	2002
	$	$

Balance, beginning of year	-	113,103
Development and carrying costs	-	28,911
Selling costs	-	7,403
Interest capitalized	-	-
	-	149,417
Less: Cost of property sales	-	(149,417)

Balance, end of year	-	-

Pursuant to a July 1999 agreement, the Company transferred its only remaining real estate asset, namely the properties at 416 and 436 Toynevale Road, Pickering, and the related mortgages to the joint venture at carrying values.  The last unit in this 28-unit housing project in which the Company had a 50% joint venture interest, was sold during the year ended December 31, 2002.  Management is in the process of winding up the joint venture.

Included in the accounts are the Company’s proportionate share (50%) of the assets, liabilities, operations and cash flow of Berkley Homes (Pickering) Inc., a joint venture formed to build residential homes in Ontario.

The Company’s proportionate share (50%) of the joint venture assets, liabilities, loss and cash flow included in the financial statements is as follows:

BALANCE SHEET
	2003 $	2002 $
		(Note 14)
ASSETS
Cash	5,358	17,308
Restricted short-term investments	46,156	46,323
Sundry receivables and prepaid expenses	3,340	2,954

	54,854	66,585

LIABILITIES
Accounts payable and accrued liabilities	26,377	30,608

JOINT VENTURE EQUITY AND RETAINED EARNINGS

Retained earnings	28,477	35,977

	54,854	66,585

1.

Continued…

3.

REAL ESTATE PROPERTIES UNDER DEVELOPMENT AND HELD FOR SALE (Continued)

STATEMENT OF OPERATIONS AND RETAINED EARNINGS
	2003 $	2002 $	2001 $
		(Note 14)	(Note 14)
REVENUE
Property sales	-	157,877	3,916,783
Other income	-	-	4,595
	-	157,877	3,921,378

Cost of property sales	-	170,944	3,763,567
Warranty repairs expense	7,500	5,000	-
General and administrative costs	-	2,668	-
	7,500	178,612	3,763,567

(Loss) income for the year	(7,500)	(20,735)	157,811
Retained earnings (deficit), beginning of year	35,977	148,912	(8,899)
Less: distributions to joint venture partners	-	(92,200)	-

Retained earnings, end of year	28,477	35,977	148,912

STATEMENT OF CASH FLOWS
	2003 $	2002 $	2001 $
		(Note 14)	(Note 14)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the year	(7,500)	(20,735)	157,811
Real estate properties under development and held for sale	-	113,103	1,641,311
Sundry receivables and prepaid expenses	(386)	2,303	64,682
Deposits on unit sales	-	-	(310,255)
Accounts payable and accrued liabilities	(4,231)	(73,102)	(295,835)
Cash flows from operating activities	(12,117)	21,569	1,257,714

CASH FLOWS FROM FINANCING ACTIVITIES
Due to (from) joint venture participant	-	8,514	(83,600)
Distributions to joint venture partners	-	(334,228)	-
Short-term debt	-	-	(797,208)
Cash flows from financing activities	-	(325,714)	(880,808)

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted short-term investments	167	204,717	(251,040)

(Decrease) increase in cash	(11,950)	(99,428)	125,866
Cash (bank indebtedness), beginning of year	17,308	116,736	(9,130)

Cash, end of year	5,358	17,308	116,736

4.

CASH AND CASH EQUIVALENTS

	2003 $	2002 $
		(Note 14)
Cash on account	99,892	194,990
GIC investments	3,251,290	806,105

	3,351,182	1,001,095

5.

EQUIPMENT

	Cost $	Accumulated Amortization $	2003 Net $	2002 Net $
				(Note 14)
Computer equipment	43,010	14,762	28,248	12,321
Computer software	6,087	1,669	4,418	424
Field equipment	15,273	2,771	12,502	6,223
Furniture and fixtures	26,895	6,838	20,057	18,432
Leasehold Improvements	2,312	231	2,081	-

	93,577	26,271	67,306	37,400

6.

LONG-TERM INVESTMENTS

Pursuant to an exploration property option agreement referred to in Note 7a, the Company received 50,000 common shares to December 31, 2003, valued at $9,000.  Pursuant to another agreement referred to in Note 7c, the Company received a total of 200,000 common shares to December 31, 2003, valued at $37,000. The quoted market value of these common shares as at December 31, 2003 was $49,500 (2002 - $50,000).

7.

EXPLORATION PROPERTIES

a)

Dixie Lake Property, Ontario; (Alberta Star Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm’s length vendor an option to earn a 100% interest in the Dixie Lake Property, which consists of 51 claims situated in the Dixie Lake area of Ontario.  The Company can earn its interest by making staged cash payments totaling $80,000 over a four-year period and issuing 200,000 common shares (150,000 issued) over a three-year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

On September 22, 2003, the Company granted an option to Alberta Star Development Corp. (“Alberta Star’), to earn up to a 50% interest in the Property by paying an initial $10,000 (paid), issuing 50,000 common shares of Alberta Star (issued), completing $2 million in exploration work by September 22, 2006, making further annual cash payments totaling $125,000, and annual share issuances totaling 300,000 common shares of Alberta Star over a three year period ending in September, 2006.  In addition to the above, Alberta Star is responsible for all cash payments to the underlying property vendor, during the option period.

During 2003, $408,272 in exploration costs and $96,932 in acquisition costs were incurred on the property.  Alberta Star contributed $200,000 towards these exploration costs and this amount was credited to Exploration Properties.

On January 22, 2004 Alberta Star advanced $270,000 to the Company towards a March 2004 scheduled drill program on the Dixie Lake Property.

7.

EXPLORATION PROPERTIES (Continued)

b)

Portage, Balmer, and Sandy Point Properties, Ontario; (Placer Dome Inc. Option Agreement)

Pursuant to an option agreement signed May 1, 2002, AurionGold (Canada) Ltd. (“AurionGold”) subscribed for 1,000,000 common shares  of the Company at $0.50 per share.  Under the agreement, the Company expended $250,000 of these funds in 2002 acquiring further claims over prospective structures within the Birch Uchi Greenstone belt and implementing a follow-up exploration program.  The remaining $250,000 was utilized for 2002 exploration and operating expenses.  AurionGold contributed an additional $250,000 during the year ended December 31, 2002 for its share of the expenditures under the 2002 program.

Placer Dome Inc. (“Placer”), which acquired AurionGold on December 31, 2002 and agreed to take over AurionGold’s commitment with respect to the Portage, Balmer, and Sandy Point Properties, has the right to earn a 65% interest in the properties by expending $2,500,000 at a minimum rate of $500,000 per year.  Placer has the option to earn an additional 10% by either completing a bankable feasibility study or by expending an additional $5,000,000 on the properties at a minimum rate of $500,000 per year.  During 2003, $388,614 in exploration costs and $32,500 in acquisition costs were incurred on the properties of which Placer contributed $469,090 and this amount was credited to Exploration Properties.  On February 16, 2004 Placer advanced $500,000 to the Company towards a March 2004 scheduled drill program on the Portage Property.  The Company is the operator of the program with a 10% management fee until Placer has earned their 65% interest.

c)

Sol D’Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. an option to earn a 50% interest in the Properties (Sol D’Or, Swain East, Grace Lake and Mink Lake), by completing $750,000 in exploration work before April 3, 2004, making cash payments totaling $60,000 and issuing 200,000 shares of Red Lake Resources Inc.

During 2003 Red Lake Resources Inc. completed its $750,000 work commitment under the option agreement, which has been credited to Exploration Properties, and has also issued the 200,000 shares.  On January 14, 2004 Red Lake Resources Inc. paid the final $30,000 option payment to the Company thereby earning its 50% interest in the Properties.

On February 5, 2004 Red Lake Resources Inc. paid the first of two $150,000 advances to the Company towards a budgeted $600,000 drill program on the Properties.  Red Lake Resources Inc. and the Company will each contribute $300,000 towards the budgeted program with the Company as the operator.

d)

Northwest Territories Properties, NWT; (Northwestern Mineral Ventures Option Agreement)

The Company entered into an option agreement on October 4, 2002 with Phelps Dodge Corporation of Canada Ltd. (“PDC”)  to earn a 100% interest in the Conjuror Property, consisting of 5 claims in the Bear Province of the Northwest Territories.  The Company can earn its interest by completing $500,000 in exploration work before October 4, 2006 and making cash payments of $125,000 ($35,000 paid), or issuing common shares of equivalent value, over a four-year period.  The terms allow PDC to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

By letter of Intent on July 22, 2003, the Company granted a 50% interest in the Company’s option in the Conjuror Property to Tyhee Development Corp. in exchange for a 50% interest in the Terra Silver Mine Property which is situated adjacent to the Conjuror Property.

On September 26, 2003 the Company granted to Northwestern Mineral Ventures Inc. an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company an initial payment of $20,000 (paid), completing $5 million in exploration work by September 26, 2008 and making annual cash payments of $30,000, $40,000, $50,000, $60,000 and $70,000.

7.

EXPLORATION PROPERTIES (Continued)

e)

Labrador Properties, NFLD; (Alliance with Altius Minerals Corporation)

On February 5, 2003 Fronteer and Altius Minerals formed an alliance to explore for iron-oxide copper-gold deposits in central Labrador.  The alliance shares all acquisition and exploration costs on a 50-50 basis at cost, and will remain in effect as long as the jointly staked claims remain in good standing.

f)

Other Properties, Ontario

The Company holds various other exploration properties in the Birch-Uchi Belt of northwestern Ontario located approximately 100 kilometres east-northeast of Red Lake.

The Company entered into an agreement on November 5, 2001 to acquire from an arm’s length vendor an option to earn a 100% interest in the Woman Lake Property, which is situated immediately adjacent to one of the Birch Properties.  The Woman Lake Property consists of three leased mining claims and six staked units.  The Company can earn its interest in the Woman Lake Property by making staged cash payments totaling $21,500 ($9,000 paid) and issuing 90,000 common shares (60,000 issued) over a three-year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $750,000.

The Company entered into an agreement on May 31, 2002 to acquire from an arm’s length vendor an option to earn a 100% interest in the Spot Lake Property, which is situated immediately adjacent to one of the Birch Properties.  The Spot Lake Property consists of two claims.  The Company can earn its interest in the Spot Lake Property by making staged cash payments totaling $44,000 ($5,000 paid) and issuing 85,000 common shares over a five-year period (30,000 issued).  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.  The Spot Lake Property falls under the property option agreement disclosed in Note 7b.

On November 12, 2003 the Company entered into an agreement to acquire from Jilbey Gold Exploration Ltd. (“Jilbey”), an arm’s length vendor, an option to earn a 90% interest in the K-2 Property, which is contiguous to the Portage Property.  The K-2 Property consists of two claims.  The Company can earn its interest in the Property by reimbursing the staking costs up to a maximum of $2,000 and completing $500,000 in exploration work by December 31, 2007.  Upon fulfilling these requirements, a participating joint venture will be formed with Jilbey holding 10% and the Company 90%.  The Company will be designated as the operator during the earn-in phase.

1.

EXPLORATION PROPERTIES

Properties	Total 2002 $	Additions $	(Recoveries) Write downs $	Total 2003 $
Properties optioned to Alberta Star (Note 7a)	(Note 14)
Dixie Lake	420	505,204	(219,000)	286,624

Properties optioned to Placer Dome (Note 7b)
Portage	62,024	387,528	(446,051)	3,501
Balmer	108,677	33,306	(18,306)	123,677
Sandy Point	60,262	280	(4,733)	55,809
	230,963	421,114	(469,090)	182,987

Properties optioned to Red Lake Resources (Note 7c)
General Uchi	-	19,080	(16,388)	2,692
Grace Lake	2,767	925	(3,691)	1
Mink Lake	9,195	169,587	(178,781)	1
Poplar Grove	1	-	(1)	-
Sol D’Or	3,163	116,264	(119,426)	1
Superstition	1	-	(1)	-
Swain East	4,705	101,920	(106,624)	1
	19,832	407,776	(424,912)	2,696

Properties optioned to Northwestern Mineral Ventures (Note 7d)
General Bear	-	23,247	(20,000)	3,247
Achook	70,444	20,569	-	91,013
Conjuror	67,781	35,287	-	103,068
Flex	51,763	3,844	-	55,607
McPhoo	43,382	20,744	-	64,126
	233,370	103,691	(20,000)	317,061

Labrador Properties (Note 7e)
General Labrador	-	92,542	(17,265)	75,277
Burnt Lake	-	1,435	-	1,435
Croteau	-	2,279	-	2,279
Emben	-	1,604	-	1,604
Letitia	-	1,931	-	1,931
Michelin	-	11,565	-	11,565
Micmac Lake	-	180	-	180
Posthill	-	9,525	-	9,525
Storm	-	2,502	-	2,502
	-	123,563	(17,265)	106,298

Other Properties (Note 7f)
Birch Island	4,436	-	(4,436)	-
Found Lake	4,153	-	-	4,153
Hurley	1,666	-	-	1,666
Shabu	55	-	-	55
Shanty Bay	8,432	-	(4,148)	4,284
Swain West	55	-	(55)	-
Wabunk	55	-	(55)	-
Woman Lake	22,191	-	(13,499)	8,692
	41,043	-	(22,193)	18,850

	525,628	1,561,348	(1,172,460)	914,516

8.

INCOME TAXES

a)

Provision for Income Taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 39% (2002 – 39%; 2001 - 42%).

	2003 $	2002 $	2001 $
		(Note 14)	(Note 14)

(Loss) income before taxes:	(1,082,098)	(418,468)	81,527

Expected income tax (benefit)	(422,000)	(163,200)	34,240
Adjustments to benefit resulting from:
Share issue costs	(40,200)	(14,070)	-
Resource expenses	394,300	148,600	-
Stock-based compensation	22,200	8,100	-
Amortization	5,500	2,930	-
Future tax assets not previously recognized	(571,040)	(111,960)	-
Valuation allowance	-	-	22,760

	(611,240)	(129,600)	57,000

b)

Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2003 $	2002 $	2001 $
		(Note 14)	(Note 14)
Future income tax assets (liabilities):
Non-capital loss carry-forwards	74,100	34,000	22,760
Equipment	9,800	4,300	-
Share issue costs	373,000	56,000	-
Resource properties	(198,100)	18,900	-
Valuation allowance	(258,800)	(113,200)	(22,760)

	-	-	-

As at December 31, 2003, the Company had available for deduction against future taxable income, non-capital losses of approximately $190,000.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  These losses, if unutilized will expire as follows:

Year	Amount $
2007	76,400
2008	10,600
2010	103,000

190,000

The Company has approximately $254,000 and $153,000 of Canadian development expenses and Canadian exploration expenditures, respectively, as at December 31, 2003 which, under certain circumstances, may be utilized to reduce taxable income of future years.  The potential income tax benefit of these losses has been offset by a full valuation allowance.

Continued…

9.

SHARE CAPITAL

a)

Stock Option Plan

The Company has granted options for the purchase of common shares to its directors, officers, and consultants. The aggregate number of common shares reserved for issuance under the stock option plan is 2,373,000.  The options are non-assignable and may be granted for a term not exceeding five years.  The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

A summary of changes in stock options during the year is as follows:

	Number of options	Weighted average exercise price

Balance at December 31, 2000	1,400,000	0.25
Granted	1,525,000	0.16
Cancelled	(1,400,000)	(0.25)

Balance at December 31, 2001	1,525,000	0.16
Granted	500,000	0.62

Balance at December 31, 2002	2,025,000	0.27
Granted	1,425,000	0.78
Exercised	(183,329)	0.46
Cancelled	(341,671)	0.60

Balance at December 31, 2003	2,925,000	0.47

At December 31, 2003 the Company had incentive stock options, issued to directors, officers, and key consultants of the Company outstanding as follows:

Date of Grant	Options Granted #	Exercise Price $	Expiry Date
May 7, 2001	525,000	0.11	May 7, 2006
May 8, 2001	500,000	0.11	May 8, 2006
May 24, 2001	400,000	0.25	May 24, 2006
May 9, 2002	100,000	0.59	May 9, 2007
June 20, 2003	50,000	0.65	June 20, 2008
July 14, 2003	75,000	0.60	July 14, 2004
August 7, 2003	200,000	0.70	August 7, 2008
September 4, 2003	200,000	0.70	September 4, 2004
November 6, 2003	100,000	0.88	November 6, 2008
November 12, 2003	200,000	0.80	November 12, 2008
November 21, 2003	75,000	0.91	November 21, 2004
November 28, 2003	400,000	0.84	November 28, 2008
December 18, 2003	100,000	0.90	December 18, 2008

	2,925,000

The grant of 735,329 stock options, which represents options granted in excess of those shares reserved for issuance, is subject to shareholder approval,

9.

SHARE CAPITAL (Continued)

b)

Stock-Based Compensation

The Company does not record compensation cost on the grant of stock options to employees, as described in Note 2.  Had compensation cost for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan for options awarded on or after January 1, 2003, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

		2003 $	2002 $	2001 $
			(Note 14)	(Note 14)

Net (loss) income	As reported	(470,858)	(288,868)	24,527
	Pro forma	(681,558)	(320,268)	(161,473)

Basic (loss) income per share	As reported	(0.02)	(0.02)	0.00
	Pro forma	(0.03)	(0.02)	(0.01)

The weighted average grant date fair value of options granted during the year ended December 31, 2003, amounted to $0.49 per option.  The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	4.0%	3.6%	4.0%
Expected life	4.0 years	3.8 years	5.0 years
Expected volatility in the market price of the shares	88.5%	92.2%	106.0%
Expected dividend yield	0%	0%	0%

During the year ended December 31, 2003, $56,900 (2002 - $20,875) was credited to contributed surplus in respect of stock-based non-employee compensation.

c)

Warrants

As at December 31, 2003, the Company has issued and outstanding 2,405,710 warrants entitling the holder to purchase one common share of the Company for each warrant held.  A summary of the outstanding warrants is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, December 31, 2000 and 2001	-	-
Granted	1,265,334	0.63

Balance, December 31, 2002	1,265,334	0.63
Granted	2,004,870	0.66
Exercised	(849,494)	0.68
Expired	(15,000)	0.75

Balance, December 31, 2003	2,405,710	0.64

Continued…

9.

SHARE CAPITAL (Continued)

c)

Warrants (Continued)

The weighted average grant date fair value of warrants issued during the year ended December 31, 2003, amounted to $0.14 per warrant.  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

2003

2002

2001

Risk-free interest rate

2.0%

2.0%

N/A

Expected life

2.0 years

1.8 years

N/A

Expected volatility in the market price of the shares

65.0%

92.9%

N/A

Expected dividend yield

0%

0%

N/A

The Company also issued 104,067 compensation warrants during the year ended December 31, 2002 in consideration for services rendered by a private placement agent.  Each compensation warrant is exercisable at a price of $0.575 at any time prior to May 15, 2004 into one common share of the Company and one half of one warrant of the Company (“Agent Warrants”).  Each whole Agent Warrant is exercisable into one common share of the Company at a price of $0.75 at any time prior to May 15, 2004.  During the year ended December 31, 2003, 83,493 compensation warrants and 41,746 Agent Warrants were exercised.  The fair values of the compensation and Agent Warrants at the date of grant were estimated using the Black-Scholes pricing model based on the following assumptions:  risk-free interest rate of 4.0%, expected life of two years, and volatility of 90%.  The aggregate weighted average fair value was $0.32 per compensation warrant.

10.

NET (LOSS) INCOME PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis.  As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the years ended December 31, 2003 and 2002 have not been presented.

The per share amounts are based on the weighted average number of basic and dilutive common shares assumed to be outstanding during the period of computation.

The calculation of weighted average outstanding shares is as follows:

	2003 #	2002 #	2001 #
Basic shares outstanding	21,334,968	13,241,420	11,259,138
Dilutive effect of stock options and warrants	N/A	N/A	1,525,000

Diluted shares outstanding	N/A	N/A	12,784,138

11.

CONTINGENT LIABILITY

The Company is contingently liable for the other participant’s equal share of the liabilities of the joint venture.  Management believes the other participant’s share of the net assets of the joint venture is sufficient to satisfy these obligations.  Total liabilities of the joint venture as at December 31, 2003 totaled approximately $53,000.  (See Note 3)

Continued…

12.

COMMITMENTS

a)

As at December 31, 2003, the Company is committed to incur prior to December 31, 2004, on a best efforts basis $1,315,245 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds had been received prior to December 31, 2003 and renounced to the subscribers as at that date.

b)

The Company has a consulting agreement with a corporation whose sole shareholder is an officer and director of the Company effective December 1, 2003 for a term of one year.  Under the terms of the agreement the Company will pay an annual fee of $110,000 (Note 13).

c)

The Company has entered into a lease for premises ending February 28, 2006.  Total minimum lease commitments total $75,000.  Minimum rental commitments for successive years approximate:

2004	$ 31,600
2005	37,100
2006	6,300

$ 75,000

The Company is also responsible for its share of property taxes and operating costs.

13.

RELATED PARTY TRANSACTIONS

Management fees and property investigation fees of $100,670 (2002 - $91,630; 2001 - $49,669) were paid to a corporation whose sole shareholder is an officer and director of the Company under the contract discussed in Note 12b.  In addition, this corporation received a management fee bonus of $42,000 during the year (2002 - $Nil; 2001 - $Nil).  As at December 31, 2003 $1,412 was owing to this corporation (2002 - $509; 2001 - $1,601).

Management fees of $Nil (2002 - $Nil; 2001 - $35,568) were paid to a corporation in which a shareholder and former director of the Company was the sole shareholder.

The above management and consulting fees were in the normal course of business and were measured at the exchange amount which is the amount agreed to by the related parties.

14.

COMPARATIVE FIGURES

As discussed in Note 1, the Company effected a change of business from real estate to mining during the year ended December 31, 2001.   Since the focus of the business is now mining, the Company separated assets and liabilities between current and long-term on the balance sheet.

Certain of the comparative figures have been reclassified to conform to the presentation adopted for the year ended December 31, 2003.

15.

SEGMENTED INFORMATION

	2003			2002 (Note 14)			2001 (Note 14)		2001
	Mining $	Real Estate $	Consolidated $	Mining $	Real Estate $	Consolidated $	Mining $	Real Estate $	Consolidated $

Real estate property sales	-	-	-	-	157,877	157,877	-	3,979,263	3,979,263
Other income	-	-	-	-	-	-	-	5,947	5,947
	-	-	-	-	157,877	157,877	-	3,985,210	3,985,210

Cost of real estate property sales	-	-	-	-	149,417	149,417	-	3,763,567	3,763,567
Accounting and audit	60,871	-	60,871	56,063	-	56,063	32,900	-	32,900
Amortization	14,131	-	14,131	7,327	192	7,519	1,974	274	2,248
Consulting fees	-	-	-	-	-	-	7,021	-	7,021
Investor relations	275,366	-	275,366	49,798	-	49,798	-	-	-
Legal	54,955	-	54,955	28,904	7,859	36,763	21,238	5,500	26,738
Listing and filing fees	114,913	-	114,913	45,070	-	45,070	-	-	-
Management fees	172,340	-	172,340	62,048	-	62,048	32,298	3,569	35,867
Office and general	49,150	-	49,150	26,302	-	26,302	16,992	10,885	27,877
Property investigations	105,643	-	105,643	17,438	-	17,438	-	-	-
Rent	42,660	-	42,660	18,410	-	18,410	7,465	-	7,465
Stock-based compensation	56,900	-	56,900	20,875	-	20,875	-	-	-
Travel and promotion	161,571	-	161,571	84,066	-	84,066	-	-	-
Warranty repairs expense	-	23,000	23,000	-	13,075	13,075	-	-	-
Write-down of exploration properties	4,549	-	4,549	-	-	-	-	-	-
Interest (income)	(53,951)	-	(53,951)	(10,499)	-	(10,499)	-	-	-

	1,059,098	23,000	1,082,098	405,802	170,543	576,345	119,888	3,783,795	3,903,683

(Loss) income before income taxes	(1,059,098)	(23,000)	(1,082,098)	(405,802)	(12,666)	(418,468)	(119,888)	201,415	81,527

Income taxes - current			-			-			57,000
Future income tax recovery			(611,240)			(129,600)			-
Net (loss) income for the year			(470,858)			(288,868)			24,527

Segment assets excluding cash and cash equivalents, and restricted short-term investments	1,130,921	4,035	1,134,956	688,261	13,783	702,044	177,466	149,952	327,418

16.

SUBSEQUENT EVENTS

Subsequent to the year end, the Company:

a)

issued 272,717 common shares pursuant to the exercise of 164,387 warrants and 108,330 share purchase options for gross proceeds of $184,277.

b)

granted 175,000 share purchase options that are exercisable into common shares of the Company at $0.90 for a period of five years.

c)

completed technical due diligence with respect to five gold properties in Western Turkey held by a subsidiary company of Teck Cominco Limited.  The Company has given notice that it will proceed with an option to acquire a 100% interest in the properties and is in the process of concluding binding option agreements for each of the properties.

d)

completed a private placement financing and issued 8,725,727 units at $1.10 each for gross proceeds of approximately $9,598,300.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to acquire one common share of the Company for two years at an exercise price of $1.45 for the first year and $1.65 for the second year.  The agents received a cash commission of $484,352 and 170,481 units.  The agents also received 872,573 broker warrants being 10% of the units sold.  Each broker warrant entitles the agent to acquire one common share of the Company at an exercise price of $1.50 for one year.

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net loss for the years ending December 31, 2003, 2002 and 2001 and to shareholders’ equity at December 31, 2003, 2002 and 2001 in order to conform to accounting principles generally accepted in the United States (“U.S. GAAP”).

	2003 $	2002 $	2001 $
Statement of (loss) income:
Net (loss) income for the year based on Canadian GAAP	(470,858)	(288,868)	24,527
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 17a)	(388,888)	(444,492)	(81,136)
Flow-through share premium paid in excess of market value (Note 17f)	293,700	-	-

Net loss for the year based on U.S. GAAP	(566,046)	(733,360)	(56,609)

Loss per share, basic and diluted	(0.03)	(0.06)	(0.01)

Shareholders’ equity:
Shareholders’ equity based on Canadian GAAP	4,434,723	1,658,265	694,162
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 17a)	(914,516)	(525,628)	(81,136)
Comprehensive income (Note 17e)	3,500	13,000	(10,000)

Shareholders’ equity based on U.S. GAAP	3,523,707	1,145,637	603,026

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S. GAAP.

1.

Interest in exploration properties and deferred exploration expenditures

	2003 $	2002 $	2001 $
Canadian GAAP	914,516	525,628	81,136
Deferred exploration costs prior to the establishment of proven and probable mineral reserves	(914,516)	(525,628)	(81,136)

U.S. GAAP	-	-	-

2.

Long-term investments

Canadian GAAP	46,000	37,000	20,000
Comprehensive income	3,500	13,000	(10,000)

U.S. GAAP	49,500	50,000	10,000

3.

Capital stock

Canadian GAAP	4,743,074	1,658,302	662,171
Flow-through common shares (Note 17f)	(293,700)	-	-

U.S. GAAP	4,449,374	1,658,302	662,171

4.

Future income taxes

Canadian GAAP	-	-	-
Deferred exploration costs (Note 17a)	357,000	205,000	34,000
Comprehensive income (Note 17e)	(680)	(2,535)	2,100
Increase in valuation allowance	(356,320)	(202,465)	(36,100)

U.S. GAAP	-	-	-

a)

Interest in Exploration Properties and Deferred Exploration Costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 - “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

a)

Interest in Exploration Properties and Deferred Exploration Costs (Continued)

The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under U.S. GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized.

b)

Stock-based Compensation

The Company accounts for its stock based compensation under US GAAP in accordance with APB25 (intrinsic value method) for employees and FAS No. 123 (fair value method) for non-employees. Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, under Canadian GAAP, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method.  If the Company had accounted for its stock-based compensation plan for employees under FAS No. 123, the pro forma impact would have been as follows:

	2003 $	2002 $	2001 $

Net (loss) income for the year based on U.S. GAAP	(566,046)	(733,360)	(56,609)
Expense under FAS No. 123	(210,700)	(31,400)	(186,000)

Pro forma net loss	(776,746)	(764,760)	(242,609)

Pro forma loss per share - Basic and Diluted	(0.04)	(0.06)	(0.02)

The Company estimates the fair value of options granted using the Black-Scholes option price model using the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	4.0%	3.6%	4.0%
Expected life of options	4.0 years	3.8 years	5.0 years
Expected volatility of the Company’s share price	88.5%	92.2%	106.0%
Expected dividend yield	0%	0%	0%

Weighted average fair value of options granted	$0.78	$0.64	$0.12

c)

Statements of Cash Flows

As a result of the treatment of mining interests under item (a) above, cash expended for the exploration costs would have been classified as operating rather than investing, resulting in the following totals:

	2003 $	2002 $	2001 $

Cash from operating activities	(1,280,799)	(825,743)	987,609

Cash from investing activities	(43,870)	170,559	(263,137)

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

d)

Investment in Jointly Controlled Entities

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation.  Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method.  Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP.  The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder’s equity.  The Company’s interest in jointly controlled entities is reflected in Note 3.

e)

Comprehensive Income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for U.S. GAAP purposes.  FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

	2003 $	2002 $	2001 $

Net (loss) income for the year based on U.S. GAAP	(566,046)	(733,360)	(56,609)
Other comprehensive (loss) income
Change in unrealized (losses) gains on long term investments	(9,500)	23,000	(10,000)

Comprehensive net loss based on U.S. GAAP	(575,546)	(710,360)	(66,609)

Comprehensive loss per share	(0.03)	(0.05)	(0.01)

f)

Flow-through Shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, the full amount of funds received from flow-through share issuances are recorded as share capital.  Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash.  As at December 31, 2003, unexpended flow-through funds totaled $1,315,245 (December 31, 2002 - $Nil).

g)

Recent Accounting Pronouncements

Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s years ending on or after August 1, 2003. Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

g)

Recent Accounting Pronouncements (Continued)

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

•

a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

•

a long-lived asset can only be classified as held for sale if certain criteria are met;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

a loss recognized on classification of an asset as held for sale does not include future operating losses;

•

discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

•

the income statement display of discontinued operations is unchanged from previous display; and

•

various disclosures related to the disposal of long-lived assets is required.

The Company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee’s services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP and U.S. GAAP.

Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity’s commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). This new guidance is effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities the Company initiates after that date.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

g)

Recent Accounting Pronouncements (Continued)

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after January 31, 2003 must be consolidated immediately. VIE’s existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has determined that it does not have any VIE’s which will require consolidation.

Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on January 1, 2003 and will adopt the provisions of CICA EIC 128 on January 1, 2003 and is currently assessing the impact, if any, that the adoption of SFAS No, 149 will have on its results of operations and financial position.

Liabilities and Equity

On May 15, 2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the Statement on July 1, 2003. The Company is currently assessing the impact of the new standard.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.  The Company has determined that it does not have any asset retirement obligations.

Continued…

17.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Continued)

g)

Recent Accounting Pronouncements (Continued)

Stock-based Employee Compensation

In December 2002, the FASB issued Statement 148 (SFAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure: an amendment of FASB Statement 123” (SFAS 123), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with earlier application permitted. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and believes that the accompanying financial statements are consistent with the new guidance contained in SFAS 148.

FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2003

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2003, and the related notes.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Differences between Canadian and United States generally accepted accounting principles that would affect the Company’s reported financial results are disclosed in Note 17 of the Financial Statements.  This MD&A is made as of April 13, 2004.

Additional information relating to Fronteer, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com

DESCRIPTION OF BUSINESS

In 1999, Fronteer was incorporated in Ontario as a residential real estate property developer.

In 2001, Fronteer changed its business exclusively to mineral exploration with projects now in Ontario, Labrador, the Northwest Territories and Turkey.  Fronteer’s business model has focused on targeting underexplored mineral belts that have the potential to yield world-class deposits and then aligning with joint-venture partners to fund exploration.  To date, the majority of the Company’s exploration has been financed this way.

In 2003, Fronteer moved its shares for trading on July 11th from the TSX Venture Exchange to the Toronto Stock Exchange (FRG-TSX) and during the year its shares were also listed for trading on the Frankfurt Stock Exchange (FRR-FSE).

HIGHLIGHTS

May 2003, the Company completed a 9 hole diamond drill program on the Mink and Swain-Sol D’Or properties funded by Red Lake Resources.  Red Lake has since vested its 50% interest in the properties and with Fronteer, will be jointly funding ongoing exploration on a 50-50 basis.

June 2003, the Company raised $3M in a private placement.

October 2003, Fronteer completed a 10 hole diamond drill program on the Dixie Lake property.  Alberta Star is earning a 50% interest in the property by spending $2.0 million on exploration over 3 years.

September 2003, the Company granted an option to Northwestern Mineral Ventures to earn a 50% interest in Fronteer’s copper-gold-silver-uranium properties in the NWT by spending $5.0 million over 5 years.

January 2004, Placer Dome committed $500,000 to a diamond drill program which commenced on the Portage properties in March 2004.  Placer Dome is earning a 65% interest in the properties by spending $2.5 million on exploration over 5 years.

February 2004, Fronteer announced high grade uranium values from rock samples collected on the property in the Central Mineral Belt (“CMB”) of Labrador during the 2003 reconnaissance program.  Altius Minerals and Fronteer are jointly funding (50-50) ongoing exploration for world class uranium-copper-gold-silver (Olympic Dam) deposits in the CMB.

February 2004, a second round of drilling commenced at both Dixie Lake and the Swain-Sol D’Or properties.

March 2004, Fronteer raised gross proceeds of $7.18M in the first tranche of a private placement.

April 2004, Fronteer completed its technical due diligence, and had given notice to Teck Cominco’s Turkish subsidiary that it will be proceeding with an option agreement to acquire a 100% interest in five of its epithermal gold properties located in Western Turkey

April 2004, Fronteer closed the second tranche of the private placement for gross proceeds of $2.4M.

RESULTS OF OPERATIONS

The Company recorded a net loss of $470,858 for the year ended December 31, 2003 compared to a loss of $288,868 the previous year.  Investor relations expenses increased from $49,798 in 2002 to $275,366 in 2003 due to increased marketing with new listings on both the TSX and the Frankfurt Stock Exchange, as well as hiring a full time investor relations employee.  Listing and filing fees were $69,843 higher in 2003 than in 2002 mainly due to the $75,000 listing fee on the TSX.  The Company also expended cash on property investigations in the amount of $105,643 compared with $17,438 the previous year.  Toronto and European meetings with brokers and analysts and more property investigations in 2003 resulted in travel and promotional expenses increasing from $84,066 in 2002 to $161,571.  Management fees of $172,340 in 2003 compared with $62,048 in 2002 include fees paid to a full time VP of Exploration hired during the year.

Transactions with related parties have occurred in the normal course of operations.  The Company has a consulting agreement with a corporation to whom it paid management and property investigation fees of $100,670 and whose sole shareholder is an officer and director of the Company.  Under the terms of the agreement Fronteer pays an annual fee of $110,000.  In addition, this corporation received a bonus of $42,000 in 2003 upon the successful completion of financings and option agreements.

Operating activities during 2003 required $1,009,811 in cash compared with $388,251 the previous year.

Financing activities provided cash of $3,674,756 during 2003, compared to $1,360,598 in 2002, including $741,774 from the exercise of warrants and share purchase options.

Investing activities during the year required $314,858 in cash compared with $266,933 in 2002.  Fronteer expended cash on mineral properties and deferred exploration in the amount of $270,988 during 2003.

Cash and equivalents were $3,351,182 at December 31, 2003 compared to $1,001,095 at December 31, 2002.

FINANCING ACTIVITIES

In January 2003, Fronteer closed the second tranche of a $575,000 private placement.  The financing consisted of the issuance 1.15 million common shares at a price of $0.50 each.  Each common share was accompanied by one full share purchase warrant exercisable at a price of $0.55 for a period of two years.

In June 2003, Fronteer raised gross proceeds of $3M in a private placement issuing 2,411,193 flow-through shares at $0.65 and 2,387,875 common shares at $0.60.  Each common share was accompanied by one-half share purchase warrant exercisable at a price of $0.70 for two years ending June 26, 2005.  Warrants outstanding as at December 31, 2003 were 2,405,710 at a weighted average exercise price of $0.64.

During 2003 the exercise of warrants and stock options contributed an additional $741,774.

In March 2004, Fronteer raised gross proceeds of $7.18M, in the first tranche of a financing by issuing 6,525,727 units at $1.10 per unit.  Each unit consists of one common share and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of Fronteer for two years at an exercise price of $1.45 for the first year and $1.65 for the second year.

In April 2004, Fronteer closed the second tranche of the private placement for gross proceeds of $2.4M issuing 2,200,000 similar units at $1.10 per unit.

LIQUIDITY AND CAPITAL RESOURCES

Fronteer currently has no operating revenues other than interest income and relies primarily on equity financings as well as the exercise of warrants and options to fund its exploration and administrative costs.

The Company expended cash of $1,009,811 in administrative overhead for the year ended December 31, 2003 and $270,988 for exploration costs on mineral property interests.  Fronteer is budgeting approximately $5M for exploration expenditures during 2004.  The Company is required to and will spend $1,315,245 on Canadian Exploration Expenditures for which flow-through proceeds had been received prior to December 31, 2003 in order to avoid interest and penalty charges imposed by Canada Revenue Agency.

The Company had working capital of $3,406,901 at December 31, 2003 compared to $1,058,237 at December 31, 2002. The working capital increase is from private placement proceeds ($2,932,982), the exercise of warrants ($657,611) and the exercise of stock options ($84,163).  This working capital plus the $9,048,468 net proceeds received by April 13, 2004 from the private placement announced March 1 are considered sufficient for administrative overhead, property investigations and currently planned exploration expenditures for at least the next 24 months.

As at April 13, 2004 there were 2,991,670 stock options outstanding at a weighted average price of $0.49.  On April 13, 2004 there were 2,258,397 warrants outstanding at a weighted average price of $0.70, and pursuant to the most recent private placement 4,362,863 warrants outstanding at $1.45 and 872,573 warrants at $1.50.

OUTSTANDING SHARES

Common shares outstanding subsequent to the year end

# of common shares
Balance, December 31, 2003	21,334,968
Shares issued pursuant to private placement	8,896,208
Shares issued on exercise of warrants	167,887
Shares issued on exercise of options	108,330

Balance, April 13, 2004	30,507,393

MINERAL PROPERTY PROJECTS

Dixie Lake

In late 2002, Fronteer acquired the rights to earn a 100% interest in the Dixie Lake property 28 km southeast of Placer Dome’s Campbell mine and Goldcorp’s Red Lake mine in the Red Lake belt.  A 954 line kilometre airborne survey was completed during the first and second quarters of 2003 and drill targets were evaluated.  In September 2003 Fronteer granted an option to Alberta Star to earn a 50% interest in the property and in October a ten hole drill program was undertaken.  Gold mineralization was intersected in all 10 holes resulting in a second round of drilling in February 2004 with Alberta Star advancing $270,000 towards the drill program.

Portage, Balmer, and Sandy Point

In the fourth quarter of 2002, AurionGold was acquired by Placer Dome who agreed to take over AurionGold’s commitment on these three properties by expending $2,500,000 at a minimum rate of $500,000 per year.  The first phase of the 2003 exploration program consisted of a compilation of Placer’s historical exploration data in the belt with Fronteer’s GIS database in order to define targets for follow-up exploration.  The second phase of the program included a 2,276 line kilometre airborne magnetic gradient survey of the area and was followed by a six week field program using specific target traverses, till and soil geochemistry, lithogeochemistry and prospecting.  In February 2004 Placer advanced $500,000 towards a March 2004 drill program on targets that emerged from that program.

Swain-Sol D’Or and Mink

In May 2003 nine drill holes were completed on the property intersecting new zones of gold mineralization within broad zones of alteration.  During 2003 Red Lake Resources Inc. completed its $750,000 work commitment and paid Fronteer the remaining $30,000 cash under the option agreement in January, 2004 thereby vesting its 50% interest in the properties.  Ongoing exploration will be on a 50-50 joint venture basis.  By April 7, 2004 Red Lake Resources had paid $300,000 in advances to Fronteer towards a budgeted $600,000 drill program which began in February 2004.

Northwest Territories

In September 2003 Fronteer optioned its properties in the Bear Province of the Northwest Territories to NW Mineral Ventures Inc. who can earn a 50% interest in the properties by incurring exploration expenditures of $5 million and making cash payments of $250,000 within five years.

Labrador

During 2003, Fronteer entered into a 50-50 Joint Venture with Altius Minerals to jointly evaluate and explore a large portion of central Labrador for Iron-Oxide Copper-Gold deposits.  Approximately, 55,290 acres have been staked and high priority targets have been selected.

The Joint Venture shares all acquisition and exploration costs on a 50-50 basis at cost.  A grassroots exploration consisting of geological mapping, prospecting, sampling and relogging of archived core began in the early summer of 2003.  In October 2003 Fronteer announced that as a result of the exploration program identifying numerous occurrences of copper, gold, silver and uranium mineralization 6 additional properties totaling 29,300 hectares were acquired.  In February 2004 high grade uranium results were announced from samples collected and logistical planning is currently underway for the 2004 summer program which will include geophysical surveys, follow up geology, geochemistry and drill target definition.

Turkey

On April 7, 2004, Fronteer announced that it had completed technical due diligence, and had given notice to Teck Cominco’s Turkish subsidiary that it will be proceeding with an option to acquire a 100% interest in five of its epithermal gold properties located in Western Turkey.  Two of the properties have preliminary gold resources already outlined.

RISK FACTORS

The Company’s overall financial performance is significantly affected by the costs and results of its exploration and development programs.  Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations.

This MD&A includes disclosures that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These include statements that describe Fronteer’s future plans, objectives or goals.  Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

OUTLOOK

The outlook for the mineral exploration sector has improved significantly since September 2002 with a corresponding increase in exploration activity worldwide.  Fronteer will continue to evaluate new mineral property acquisition opportunities as they arise and finance these activities with working capital on hand and future equity financings.

With industry partners funding most exploration costs thus minimizing dilution of stock and a healthy working capital position, Fronteer is well positioned to acquire additional mineral properties and continue its exploration activities.

“Mark O’Dea”

“Larry Johnson”

Mark O’Dea

 Larry Johnson

President

 CFO, Corporate Secretary

April 13, 2004

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fronteer Development Group Inc. SEC File No. 000-50582

Registrant

Dated: May 25, 2004          Signed: /s/  Mark O’Dea

                                          Mark O’Dea

                                          President and CEO

Dated: May 25, 2004          Signed: /s/  Larry Johnson

                                          Larry Johnson

                                          Chief Financial Officer