Form 20-F
period 2004-12-31
FRONTEER DEVELOPMENT GROUP INC
filed 2005-04-01
CIK 1271129

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT FISCAL 12/31/2004

   [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________December 31, 2004________

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                              None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                            43,980,174

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

Index to Exhibits on Page 70

#

FRONTEER DEVELOPMENT GROUP INC.

FORM 20-F ANNUAL REPORT 2004

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

ton: Short ton (2,000 pounds).

Tonne: Metric tonne (1,000 kilograms).

#

INTRODUCTION

Fronteer Development Group Inc. (the "Company") was incorporated under the name 1334970 Ontario Inc. under the laws of the Province of Ontario on January 11, 1999.  On February 2, 1999, the Company filed Articles of Amendment to change its name to Fronteer Development Group Inc.

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

BUSINESS OF FRONTEER DEVELOPMENT GROUP INC.

Fronteer Development Group Inc. (the “Company") is principally a company engaged in the acquisition and exploration of mineral properties. The Company began concentrating its efforts in the area of mineral exploration in June of 2001.  Prior to that, it was involved in the development, building and marketing of residential real estate properties, concentrating in the Province of Ontario. The Company currently has projects in the Red-Lake Birch Uchi Belt in northwestern Ontario; the Northwest Territories; the CMB in Labrador, western Turkey and Mexico.

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

The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- Not applicable ---

ITEM 3.  KEY INFORMATION.

3.A Selected Financial Data

The selected financial data of the Company for Fiscal 2004, 2003 and 2002 ended December 31st was derived from the financial statements of the Company that have been audited by PricewaterhouseCoopers LLP (2004) and McGovern, Hurley, Cunningham LLP (2003 and 2002), independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2001/2000 ended December 31st was derived from the financial statements of the Company that were audited by McGovern, Hurley, Cunningham, LLP, independent Chartered Accountants; these financial statements are not included herein.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and have been audited in accordance with Canadian / U.S. Generally Accepted Auditing Standards (“GAAS”).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

#

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year	Year	Year	Year	Year
	Ended 12/31/04	Ended 12/31/03	Ended 12/31/02	Ended 12/31/01	Ended 12/31/00
CANADIAN GAAP
Revenue (000’s)	Nil	Nil	$158	$3,985	Nil
Income (loss) for the year from continuing operations (000’s)	($4,457)	($448)	($276)	$24	($79)
Basic Income (Loss) Per Share from continuing operations	($0.15)	($0.02)	($0.02)	Nil	($0.01)
Income (Loss) for the Year(000’s)	($4,463)	($471)	($289)	$24	($79)
Basic Income (Loss) Per Share	($0.15)	($0.02)	($0.02)	Nil	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. Shares (000’s)	29,076	21,335	13,241	11,259	10,433
Period-end Shares (000’s)	34,071	21,335	14,712	11,887	10,567

Working Capital (000’s)	$9,323	$3,407	$1,058	$582	$278
Mineral Properties (000’s)	$4,622	$915	$526	$81	Nil
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock (000’s)	$15,927	$4,743	$1,658	$662	$346
Shareholders’ Equity (000’s)	$14,111	$4,435	$1,658	$694	$353
Total Assets (000’s)	$14,559	$4,532	$1,749	$874	$1,961
Net Assets (000’s)	$14,111	$4,435	$1,658	($694)	$1,461
US GAAP
Net Loss (000’s)	($6,602)	($566)	($733)	($57)	($79)
Loss Per Share	$(0.23)	($0.03)	($0.06)	($0.01)	($0.01)
Mineral Properties (000’s)	Nil	Nil	Nil	Nil	Nil
Shareholders’ Equity (000’s)	$9,261	$3,524	$1,146	$613	$353
Total Assets (000’s)	$9,937	$3,621	$1,237	$793	$1,961

(1)  Cumulative Net Loss since incorporation through December 31, 2004 under US GAAP was $8,192,663.

(2)  a) Under US GAAP, options granted to employees as compensation for services provided are valued using the intrinsic value method.  Under Canadian GAAP the options are valued using the fair value method and an expense recorded.

     b) Under SEC interpretation of US GAAP, all costs related to exploration stage properties are expensed in the period incurred.

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period and the range of high and low rates for the period.  The data for March 24, 2005 and for each month during the most recent six months is also provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

March 24, 2005

February 2005	1.24	1.26	1.23	1.23
January 2005	1.22	1.24	1.20	1.24
December 2004	1.22	1.20	1.19	1.20
November 2004	1.20	1.23	1.18	1.19
October 2004	1.25	1.27	1.22	1.22
September 2004	1.29	1.31	1.26	1.26

Fiscal Year Ended December 31, 2004	1.30	1.40	1.17	1.20
Fiscal Year Ended December 31, 2003	1.39	1.58	1.29	1.29
Fiscal Year Ended December 31, 2002	1.57	1.61	1.51	1.58
Fiscal Year Ended December 31, 2001	1.55	1.60	1.49	1.59
Fiscal Year Ended December 31, 2000	1.50	1.56	1.44	1.50

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

--- Not applicable ---

3.C.  Reasons for the Offer and Use of Proceeds

--- Not applicable ---

3.D.  Risk Factors

The following risk factors should be considered with respect to any investment in the Company.

Cumulative Unsuccessful Exploration Efforts By the Company’s Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in the Company having to cease operations.

The Company Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If the Company does not ultimately find a body of ore, it would have to cease operations.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which the Company Has an Interest:

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to The Company. The Company currently does not have clear title to the Dixie Lake Property, the Longtom Property, or the Properties in Western Turkey as they are all held under option to purchase agreements and the Company’s properties located in Labrador are held by a letter of intent.

Mineral Prices May Not Support Corporate Profit for the Company:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

Government Regulations May Change Placing Additional Requirements on the Company’s Resources:

The exploration activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters.  Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment.  These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation.  These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.  Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

Required Permits and Licences May Not Be Able to be Obtained:

The exploitation and development of mineral properties may require the Company to obtain regulatory or other permits and licences from various governmental licensing bodies.  There can be no assurance that the Company will be able to obtain all necessary permits and licences that may be required to carry out exploration, development and mining operations on its properties.

The Commodities the Company is Exploring for May be Subject to Price Changes:

The profitability of mining operations is significantly affected by changes in the market price of gold, silver and other minerals.  The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in base metal prices.  Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.  The price of gold, silver, uranium and other minerals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable.  Depending on the price of gold, silver and other minerals, cash flow from mining operations may not be sufficient. Any figures for reserves presented by the Company will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations and the price of gold, silver and other minerals may render reserves uneconomical.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

The Company May Have Uninsured Risks:

The Company carries insurance to protect against certain risks in such amounts as it considers adequate.  Risks not insured against include environmental pollution or other hazards against which the Company cannot insure or against which it may elect not to insure.

Conflicts of Interest of Directors:

Certain of the directors of the Company also serve as directors of other companies involved in natural resource exploration and development.  Consequently there exists the possibility for such directors to be in a position of conflict.  Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies.  In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

The Company Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. As at December 31, 2004, the cumulative loss since the Company’s inception of the development stage, according to U.S. GAAP, is $8,192,663. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

The Company currently has 4,158,500 share purchase options outstanding and 8,955,875 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 43,980,174 (as of March 24, 2005) to 57,094,549.  This represents an increase of 29.8% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Company Could Be In An Amount Great Enough to Force the Company to Cease Operations:

Production of mineral properties may involve the use of dangerous and hazardous substances such as sodium cyanide.  While all steps will be taken to prevent discharges of pollutants into the ground water the environment, the Company may become subject to liability for hazards that cannot be insured against.

As a former owner of real property, the Company is subject to various federal and provincial laws relating to environmental and ecological matters.  Such laws provide the Company could be liable for the costs of removal and remediation of certain hazardous toxic substances released on or in its properties or disposed of at other locations.  The failure to remove or remediate such substances, if any, could potentially result in claims against the Company.  The Company is not aware of any claims in connection with a breach of environmental laws involving its former properties.

The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal State and Provincial governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in the Company Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of the Company And Shareholders Could Find It Difficult to Sell Their Stock:

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

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect The Company’s Stockholders

Because the success of The Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 4,158,500 share purchase options outstanding which, if exercised, would result in an additional 4,158,500 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “)

The Company Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”.

The Company raises financing primarily through private placements and issuances of shares to the public.  Cash requirements of the Company could be significant in future years resulting additional equity being distributed, resulting in additional dilution to existing shareholders.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against The Company.  The Company is a corporation incorporated in the province of Ontario under the Business Corporations Act (Ontario).  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada, Turkey and Mexico.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

As a "foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company initially started as a real estate company engaged in the acquisition of land for sale and the building and marketing of residential real estate properties.  The Company was incorporated as numbered company “1334970 Ontario Inc.” under the laws of the province of Ontario in January 1999.  The name of the company was changed on February 2, 1999 to Fronteer Development Group Inc. The Company’s real estate activities were focused in the Greater Toronto area.  The Company became a publicly listed company on the Canadian Venture Exchange in December 2000. (The name of the Canadian Venture Exchange was subsequently changed to The TSX Venture Exchange.)

In the spring of 2001, a decision was made to wrap up the Company’s real estate business and enter the area of mineral exploration. In June of 2001 the Company was selling all the real estate properties that had developed and management made the decision to acquire mineral properties in an effort to diversify its business. In the fall of 2001 the Company’s Board of Directors decided that it would be in the Company’s best interest to focus exclusively on mineral exploration activities. In May 2001, Mark O’Dea, a professional geologist was hired as President and Chief Executive Officer replacing Derek Snyder, the former President. A mineral exploration office was set up in Vancouver, British Columbia and the Company was extra-provincially registered in the province of British Columbia in June 2001. Upon the acquisition of mineral properties in the fall of 2001, The Company then took steps to apply for a Change of Business with the TSX Venture Exchange (“TSX-V”). The last of the Company’s real estate holdings were sold in March 2002.  On May 2, 2002, the Company received approval from the TSX-V to move from a Tier 3 Real Estate issuer to a Tier 2 Junior Mining issuer.

In December of 2002, a decision was made to apply for listing on the Toronto Stock Exchange (“TSX”) in order to gain greater access to equity capital for exploration. The Company completed two separate financings for approximately $1,100,000 in May 2002. On December 30, 2002, the Dixie Lake Property, located in northwestern Ontario was acquired.

In March 2003, the Company entered into a 50-50 joint-venture partnership with Altius Minerals Corporation (“Altius), a publicly traded corporation listed on the TSX Venture exchange, to explore for iron oxide-uranium-copper-gold mineralization in central Labrador.  A total of 212,197 acres in 33 licenses or groups of mineral claims were acquired by staking within a regional area of interest during 2003, 2004 and 2005.

In June / July 2003, the Company completed an additional $3 million financing.

The Company began trading on the Toronto Stock Exchange on July 11, 2003.

Also in 2003, the company acquired the option to earn a 75% interest in the Longtom Lake property from Alberta Star Development Inc. by paying $15,000 in cash and spending an aggregate of $500,000 on exploration over three years. The Company then included this property in an option granted to Northwestern Minerals Ventures Inc. to earn a 50% interest in properties acquired by the Company in the Northwest Territories.

In February 2004, the Company signed a letter of intent with the Turkish subsidiary of Teck Cominco Limited named Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S., to acquire a 100% interest in 5 epithermal gold properties in Western Turkey; the Agi Dagi Property, the Kirazli Property and the Biga Properties (three properties).  In 2004 the Company completed its due diligence on the properties and entered into three separate Memorandums’ of Understanding, outlining the terms under which the Company can earn its 100% interest in these properties.

In November 2004, the Company incorporated a Mexican subsidiary to examine opportunities that may present themselves in Mexico in the future.

In February 2005, the Company completed an approximate $12,700,000 financing.

The Company has incurred total expenditures, net of joint venture recoveries of 2,522,224 on the Turkey properties, $579,470 on the Labrador Properties, $255,169 on the Dixie Lake property and $397,879 on Longtom as at December 31, 2004.

The Company has exploration programs planned or proposed of $5,500,000 in Turkey, $2,500,000 in Labrador and $500,000 in Mexico in 2005.  All funds have been provided through external financings completed to date.

The Company’s executive office is located at:

   1640-1066 West Hastings Street

   Vancouver, British Columbia, Canada  V6E 3X1

   Telephone: (604) 632-4677

   Facsimile: (604) 632-4678.

   Website: www.fronteergroup.com

   Email: modea@fronteergroup.com

The contact person is: Mark O’Dea, President and Chief Executive Officer

The Company's fiscal year ends December 31st.

The Company's common shares trade on the Toronto Stock Exchange in Toronto, Canada under the symbol "FRG", on the Frankfurt Stock Exchange in Frankfurt, Germany under the symbol “FRR” and on the NASD OTC in the U.S. under the symbol “FTDGF”.

The Company has an unlimited number of common shares without par value authorized.  At December 31, 2004, the end of the Company's most recent fiscal year, there were 34,071,143 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Fronteer Development Group Inc. was incorporated in January 1999 under the name of 1334970 Ontario Inc.  The Company changed its name to Fronteer Development Group Inc. by articles of amendment dated February 2, 1999.

(a)

Financings

The Company has financed its operations primarily through funds raised in public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.  Table No. 3 sets out the history of the issuance of the Company’s common shares:

Table No. 3

History of Share Issuances

______________________________________________________________________________

________________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares/Units	Amount

Fiscal 2001	Issued for Cash	1,300,000	$325,000
Fiscal 2001	Issued for interest in mineral property	20,000	$5,600
Fiscal 2002	Issued for Cash	2,162,000	$1,105,350
Fiscal 2002	Flow-through shares issued for cash (1)	553,667	$332,200
Fiscal 2002	Issued for interest in mineral property	40,000	$24,000
Fiscal 2002	Issued for services	70,000	$23,800
Fiscal 2003	Issued for Cash	2,862,875	$1,670,225
Fiscal 2003	Flow-through shares issued for cash (1)	2,411,193	$1,567,275
Fiscal 2003	Issued for interest in mineral property	190,526	$126,900
Fiscal 2003	Exercise of warrants	974,733	$657,611
Fiscal 2003	Options Exercised	183,329	$84,163
Fiscal 2004	Issued for cash	8,725,727	$9,600,000
Fiscal 2004	Flow-through shares issued for cash (1)	880,000	$1,100,000
Fiscal 2004	Issued for interest in mineral property	540,000	$602,500
Fiscal 2004	Issued for services	191,221	$195,432
Fiscal 2004	Exercise of warrants	1,566,897	$1,020,514
Fiscal 2004	Options Exercised	832,330	$336,721
1st Qtr 2005	Issued for Cash	7,270,000	12,722,500
1st Qtr 2005	Issued for mineral properties	111,930	$123,123
1st Qtr 2005	Issued for services	202,695	$354,716
1st Qtr 2005	Exercise of warrants	1,663,572	$2,163,862
1st Qtr 2005	Options Exercised	660,834	470,192

(1)

The mechanics of Flow through Agreements are as follows: Certain provisions of the Canadian Income Tax Act allow companies in the resource sector to incur expenditures and renounce them in favor of the investor, who is entitled to claim them.  The Company has incurred such Canadian exploration expenses (primarily expenses incurred for determining the existence, location, extent or quality of a mineral resource in Canada in the course of carrying out geological survey and sampling work.  There is a risk to the Company that should the Canada Revenue Agency (“CRA”), deny the deductions in the hands of the investor, penalties could be levied by CRA and that the shareholders could sue the Company for damages.  The Company is confident that it is in full compliance with the Canadian Income Tax Act and does not anticipate any such difficulties.

________________________________________________________________________________

Table No. 4

History of Capital Expenditures

________________________________________________________________________________

________________________________________________________________________________

Capital Expenditures

Fiscal Year

Fiscal 2002	Mineral exploration	$437,492
Fiscal 2002	Property plant and equipment	$34,158
Fiscal 2003	Mineral exploration	$275,537
Fiscal 2003	Property plant and equipment	$44,037
Fiscal 2004	Mineral exploration	$3,411,297
Fiscal 2004	Property plant and equipment	$144,629
To Feb 28/05	Mineral exploration	$383,387
To Feb 28/05	Property Plant and equipment	$36,195

________________________________________________________________________________

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

The Company currently has interests in mineral properties located in the Northwest Territories, the province of Labrador, the province of Ontario, western Turkey and Mexico.  A description of the Company’s properties is set out below.

The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan of Operations

Source of Funds for Fiscal 2005

The Company’s primary source of funds since incorporation has been through the issuance of both common shares and flow-through shares.

During the first quarter of 2005 to March 24th, the Company raised $15,356,554 from the sale of 7,270,000 common shares and from the exercise of share purchase options and share purchase warrants. The proceeds will be used for the exploration the Company’s mineral properties, for the acquisition and exploration of new mineral properties and for working capital.

During Fiscal 2004, the Company had raised $11,357,242 from the sale of 8,896,208 common shares (includes shares issued as agent’s commission); from the sale of 900,740 flow-through common shares and from the exercise of share purchase options and share purchase warrants.

The Company had a working capital balance of $9,323,031 at December 31, 2004 and approximately $21,300,000 at 2/28/2005.  The increase in working capital at February 28, 2005 as compared to December 31, 2004 was the result of a financing and the exercise of options and warrants during the first two months of Fiscal 2005.

Use of Funds for Fiscal 2005

The Company has exploration programs planned or proposed of $5,500,000 in Turkey, $2,500,000 in Labrador and $500,000 in Mexico in 2005.  The Company also estimates requirements for general working capital purposes in 2005 of $2,400,000.

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Company had revenues of $157,877 during Fiscal 2002 and no revenues during fiscal 2003 or 2004.  All of these revenues were generated in Canada.

At December 31, 2004 the Company’s assets were primarily located in Canada and Turkey.  For the fiscal periods ended December 31, 2003 and 2002 the Company’s assets were located in Canada.

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

Although not identical to Canadian Regulations, the government authorities in Turkey and Mexico also have standards and laws governing land use, protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Like in Canada, unfavorable amendments to existing legislation in these jurisdictions, could adversely impact the Company including the possibility of a cessation in operations by the Company. The Company has had no material costs related to compliance and/or permits in Turkey and Mexico during 2004 and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions.  It may not be possible to actively explore the Company’s properties in Labrador and the Northwest Territories throughout the year because seasonal changes in the weather.  If exploration is pursued in the winter, the Company may incur additional costs to address issues relating to the weather.

4.C. Organization Structure

The Company was incorporated under the name 13344970 Ontario Inc. under the laws of the Province of Ontario on January 11, 1999.  On February 2, 1999, the Company filed Articles of Amendment to change its name to Fronteer Development Group Inc.

The following sets forth the names of the subsidiaries of the Company and their respective jurisdictions of incorporation.

Fronteer Development Group Inc. (Ontario)
100%
Fronteer de Mexico S.A. de C.V. (Mexico)
50%
Berkley Homes (Pickering) Inc. (Ontario)

a)

Fronteer de Mexico S.A. de C.V. is incorporated under the laws of Mexico and is 100% owned by the Company;

b)

Berkley Homes - The Company owns 50% and the remaining 50% is owned by Berkley Developments (Pickering), a private company. Berkley Homes was primarily the vehicle for the Company’s previous real estate development.

During 2004, the Company wound up its inactive subsidiary named 1209786 Ontario Inc. which was incorporated in Ontario. 1209786 Ontario Inc. had two wholly owned subsidiaries: 1262181 Ontario Inc. (Incorporated under the laws of Ontario) and 1339384 Ontario Inc. (Incorporated under the laws of Ontario) which were also wound up during 2004.

4.D. Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1759 sq. ft. at 1640-1066 West Hastings Street, Vancouver, British Columbia CANADA V6E 3X1.  The Company began occupying these facilities on March 1, 2003.  Monthly rent is $5,902.

The Company’s mineral properties are located in the following areas:

a.

Biga Peninsula, Western Turkey.

b.

Central Mineral Belt, Labrador, Canada;

c.

Chiapas Mexico;

d.

Red Lake-Birch-Uchi Belt, Northwestern Ontario, Canada; and,

e.

Bear Geological Province, Northwest Territories, Canada.

It is important to note that even if the Company completes its exploration programs on it properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Company has a commercially viable mineral deposit (a reserve) on the property.

A detailed description of the Company’s exploration properties with additional information for the properties of major significance to the Company is outlined below:

1) BIGA PENINSULA, WESTERN TURKEY

The Agi Dagi Property (pronounced Ah-Dah) is a large high sulfidation epithermal system, with a mineralized silica cap that measures 4 kilometres by 2 kilometres. The structural grain of the property strikes NE-SW, the majority of which is as yet untested by drilling. Teck Cominco drilled a grid of shallow vertical holes through a small part of this silica cap in the SW corner of the property and calculated an inferred resource of 11.3MT @ 1.2 g/t gold, for approximately 435,000 ounces (non 43-101 compliant). The potential of this property is to expand the resource along strike by discovering new zones of gold mineralization.  To date, the Company has discovered two new zones of gold which have greatly expanded the potential of the property. Untested targets of this type have already been identified in Teck Cominco's geophysical data and are drill ready.

The Kirazli Property is a high sulfidation epithermal system characterized by a silicification footprint measuring 2 kilometres by 1 kilometre. A number of high grade intervals were intersected by a previous owner and this zone remains open along strike and has the potential for significant expansion. Mineralization found on the Kirazli Property is the type of high grade target that may possibly underlie the Agi Dagi Property.

The remaining three properties, known collectively as the Biga Properties are earlier stage prospects with large alteration and geochemical footprints akin to many of the famous high sulfidation epithermal systems in the Peruvian Andes (Yanacocha, Alto Chicama). The Company plans to quickly advance these properties to drill stage.

Acquisition of Interest

During 2004, the Company signed a letter of intent with Teck Cominco Limited’s Turkish subsidiary, Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. ("Teck Cominco") to acquire a 100% interest in five gold properties located in Western Turkey. The Company completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Letters of Agreement on three properties, the Agi Dagi Property, the Kirazli Property and the Biga Properties respectively.

Under the terms of the option agreements, the Company was required to issue to Teck Cominco a total of US$500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties.  Subsequent to December 31, 2004, the Company issued the shares required for the Biga Properties, completing its initial commitment to issue shares, for all five properties.

To earn its 100% interest in Agi Dagi, the Company must spend US$5,000,000 on exploration and issue 350,000 additional shares over four years, with a first year firm commitment of US$1,000,000 on exploration.

To earn its 100% interest in Kirazli, the Company must spend US$3,000,000 in exploration and issue 200,000 additional shares over four years, with a first year firm commitment of US$250,000 on exploration.

Upon the Company earning its 100% interest, Teck Cominco will retain a Net Smelter Return Royalty of 1% on the Agi Dagi and 2% on Kirazli. In consideration of the preliminary ounces currently outlined on the properties, the Company will also pay to Teck Cominco, within sixty days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the currently defined resource areas. If Teck Cominco does not back-in on Agi Dagi, it may elect to have the 600,000 ounces currently outlined, subject to either the production bonus or the 1% NSR, but not both.

To earn a 100% interest in the Biga Properties, the Company must incur US$2,000,000 on exploration over four years, with a first year firm commitment of US$200,000.   Upon earning 100% interest, Teck Cominco will retain a Net Smelter Return Royalty of 1% on the properties.

Teck Cominco retains the right to back-in to the projects either before or after the Company earns its 100% interest (Teck Cominco must elect to back-in within 60-days), by incurring additional exploration expenditures on the properties over pre-determined time periods.  The amount and time period for the expenditures varies depending whether Teck elects to back-in before or after the Company has earned its 100% interest.

At any time prior to the Company earning its 100% interest, Teck Cominco may elect to retain a 60% interest in each project, independently, by spending the greater of:

· two times the Company's accrued expenditure at the time of its election to back-in; or,

· $US 5.0 million (for Agi Dagi); or,

· $US 3.0 million (for Kirazli).

Teck Cominco must spend the foregoing amounts within two years of electing to back in with at least 50% spent in year 1. If Teck Cominco earns back an interest it will relinquish its NSR royalty. Teck Cominco may earn an additional 10% interest in either project by completing a final feasibility study within 4 years of meeting its expenditure commitment above and by arranging project financing for the Company's 30% portion of the production capital costs.

Up to 90 days after the Company earns its 100% interest, Teck Cominco may elect to back-in for a 60% interest in each project, independently, by spending US$10 million for Agi Dagi and US$6.0 million for Kirazli. Teck Cominco must spend the foregoing amounts over two years and complete a final feasibility study within 5 years of electing to back-in. Teck Cominco may also earn an additional 10% interest by arranging project financing for the Company's 30% portion of the production capital costs. Teck Cominco relinquishes its NSR royalty upon earning back an interest in a project.

Location

The properties are located in northwest Turkey in an area centred on the town of Can, at 26° 51’ E and 39° 59’ N.

The Agi Dagi Property is located at the town of Çan about 50 kilometres southeast of Canakkale, in Canakkale Province of Northwestern Turkey.  The property consists of a total of 7,340 hectares of mineral tenure in 7 contiguous licenses covering a prominent ridge with 900 metres of relief.  A 2% Net Smelter Return Royalty in favor of a non affiliated Turkish company is registered against the property. Details are as follows.

Agi Dagi Claim Information

			Exploration	Pre-operation	Gold Operation Permit	License	License
Property	Registration No.	Hectares	License No. AR	License No. ONIR	Licence No. IR	Application Date	Valid Until
			(30 month)	(3 year term)	(10 year term)
Çan	35987	1,616.43			6767	11/14/2001	IR; 14/11/2011
Çan-Bardakçılar	67874	1,333.81			7543	12/18/2003	IR; 18/12/2013
Merkez	46591	119.45		9095		11/19/2001	ONIR; 19/11/2005
Çan-Söğütalanı	28255	395.81			6404	4/20/2000	IR; 20/4/2010
Çan	40912	2,288.72			6466	7/25/2000	IR; 25/07/2010
Çan-Tepeköy	58379	1,498.11	81309			4/19/2002	AR; 19/9/2005
Bayramiç-Karaköy-Arıtaşi	61832	288.37	84287			11/19/2002	AR; 19/5/2005

The Kirazli Property is located 1.5 km south of the village of Kirazli, Canakkale Province, on the Biga Peninsula of Northwestern Turkey.  The property consists of a total of 1,540.43 hectares of mineral tenure in 2 contiguous licenses covering a prominent northwest trending ridge with 500 metres of relief.  Details are as follows.

Kirazli Claim Information

License No.	Erisim No.	Sicil No.	Location	Hectares	Due Date
AR-84716	1110012	62075	Canakkale	979.29	26/05/2005
AR-80772	2458325	57863	Canakkale	561.24	14/09/2006
			Total	1540.43

The Biga Properties are located in the general vicinity of the Kirazli Gold Property and consist of 7 licences comprising the Dededagi, Pirentype and TV Tower claim groups.  All form prominent hills due to the presence of silica caps.  Details are as follows.

Biga Properties Claim Information

No	PROVINCE	NAME OF PROPERTY	ACQ. DATE	APP. DATE/ VALID UNTIL	AREA (ha)	V R	SİCİL	ER	LICENCE NO (AR)	REMARKS
1	ÇANAKKALE	MERKEZ-BODURLAR	26-Nov-02	26-May-05	579.85	11283	62074	2353806	AR-84717	Dededagi
2	ÇANAKKALE	MERKEZ-MUSAKÖY-CONGARA	27-Jan-04	27-Jul-06	430.99	13827	68429	2192877	AR-91233	Dededagi
3	ÇANAKKALE	BAYRAMİÇ-YANIKLAR	12-Nov-02	12-May-05	540.07	11286	51654	2230315	AR-83814	Pirentepe
4	ÇANAKKALE	BAYRAMİÇ-MURATLAR	19-Nov-02	19-May-05	1,464.28	11306	61842	1077626	AR-84288	Pirentepe
5	ÇANAKKALE	ÇAN-ETİLİ	19-Nov-02	19-May-05	629.66	11305	61841	1076684	AR-84289	Pirentepe
6	ÇANAKKALE	BAYRAMİÇ-A. SAPÇI	27-Mar-03	27-Sep-05	709.48	11869	63628	2378439	AR-86362	Pirentepe
7	ÇANAKKALE	BAYRAMİÇ-SÖĞÜTGEDİĞİ	12-Apr-04	12-Oct-06	443.88	16505	69899	1010118	AR-92356	Pirentepe
8	ÇANAKKALE	BAYRAMİÇ-KAYACIKOBASI	2-Mar-04	2-Sep-06	972.35	13822	69050	1048473	AR-91855	TV Tower

Whilst there are no settlements in the areas of active exploration within the five properties, all of the properties can be reached by forestry roads which provide access from nearby towns.  The region is well-serviced with electricity transmission lines and generating facilities

Climate and Physiography

The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers.  Temperatures range from 15 to 35 deg Celsius in the summer season and -20 to -10 deg Celsius in the winter months.  The annual rainfall is approximately 30 cm, generally falling as mixed rain and snow in late fall and winter.  The Property is generally windy, particularly from fall through spring.

The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the Town of Can.  Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.

The five properties form prominent hills in the region due to their silica caps with elevations on the order of 600-900 metres.  Relief in the area is generally 250 metres with slopes generally not exceeding 25-30%.  Vegetation consists of mostly scrub oak and various shrubs up to 3 metres in height. Isolated stands of 20 to 30 year old pines are also present.

Regional Geology

The Republic of Turkey is underlain by crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia continents. The Biga Peninsula, in particular, is located in the western part of the Sakarya Tectonic Zone which is bounded by the Intra-Pontide Suture to the north and the Ismir-Ankara-Erzincan Suture to the south.  The Biga Peninsula is comprised of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata.  Exotic blocks of eclogite and blueschist occur in a tectonic mélange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdag massif north of Küçükkuyu.

Property Geology

The Agi Dagi Property is underlain by a flat lying to gently north dipping sequence of Pre-Triassic to Pliocene metamorphic and volcanic strata.  The lowermost geological unit is mafic metavolcanic and metasedimentary schists of the Kazdag Group which are part of a pre-Triassic metamorphic complex in fault contact with the younger volcanic sequence.  Eocene, porphyritic (feldspar ± quartz) intermediate volcanic rocks are well exposed at lower elevations on the north side of Aği Daği mountain and occur at depth below the gold mineralisation.  Intermediate volcanic rocks are overlain by Miocene felsic volcanic rocks consisting of a lower fragmental unit and upper sequence of flows and tuffs. The dominant east by northeast structural trend documented by geological mapping is oblique to the northeast trend of the ridge.  Secondary structural trends are east by northeast and 010°.

Argillic alteration is associated with a north by northeast trending, sill like body of feldspar quartz porphyry about 50 metres thick within the Baba Daği zone.  Some granodiorite, probably of Eocene in age, is exposed in the southern part of the property and some Pliocene mafic dykes were also encountered on the property.

The Kirazli Property is underlain by Miocene age (16-20Ma) andesitic to dacitic lithic (fragmental) and crystal-lithic tuffs.  The volcanic units are generally massive and medium-grained, and contain interbeds of thin ash turf and irregular epiclastic units.  No attempt has been made to differentiate the individual volcanic units in the past due to the fact that:

•

The volcanic assemblage displays extremely disordered, intra-caldera relationships (interfingering, slumping, etc.);

•

The original rock textures are typically obliterated by intense alteration; and

•

It was determined early in the exploration program, and subsequently verified by mapping and drilling, that direct control of mineralization by original volcanic lithologies was of minor importance.

The Biga Properties are underlain by Tertiary felsic volcanics with local strong argilization and silicification, the latter in the form of a dense silica cap.  No other information is known about the properties at this point in time.

Mineralization

The Agi Dagi Property is host to a large high sulfidation epithermal system within felsic volcanic rocks, with a mineralized silica cap that measures 4 kilometres by 2 kilometres. The structural grain of the property strikes NE-SW, the majority of which is as yet untested by drilling. Teck Cominco drilled a grid of shallow vertical holes through a small part of this silica cap in the SW corner of the property and calculated an inferred resource (non-compliant with NI 43-101) of 11.3MT @ 1.2 g/t gold, for approximately 435,000 ounces. The potential of this property is to expand the resource along strike and test its potential to host higher grade feeder structures akin to those delineated at Kirazli (see below). Untested targets of this type have already been identified in Teck Cominco's geophysical data and are drill ready.

The Kirazli Property is host to a high sulfidation epithermal system within andesitic tuffs characterized by a silicification footprint measuring 2 kilometres by 1 kilometre. A number of high-grade intervals were intersected by a previous owner and forming a high-grade shoot which is open along strike and has the potential to expand into an exceptional deposit. Mineralization found on the Kirazli Property is the type of high-grade target that may possibly underlie the Agi Dagi Property.

The Biga Properties are earlier stage prospects with large alteration and geochemical footprints akin to many of the famous high sulfidation epithermal systems in the Peruvian Andes (Yanacocha, Alto Chicama). Fronteer plans to quickly advance these properties to drill stage

Previous Work

The Agi Dagi and Kirazli properties were initially staked and explored by a non affiliated Turkish company.

The Agi Dagi property was optioned by Cominco in 1995 and 74 holes were drilled on the property between 1996 and 1997. The area has also been subjected to extensive rock chip sampling and soil sampling. A detailed IP and ground magnetic survey was carried out in 2003.  Some preliminary metallurgical tests have also been carried out.

The Kirazli property was explored by a non affiliated Turkish company in the 1990’s.  Exploration work by this company included rock and soil geochemistry, IP surveys, and approximately 7000 metres of drilling.  The results of this work are not available.

The Biga Properties have seen limited work in the past amounting to minor reconnaissance scale rock and soil sampling.

Recent Developments

At Agi Dagi, the Company carried out 6100 metres of diamond and RC drilling from July through December 2004, to expand the existing resources and test other targets arising from the 2003 IP survey.

At Kirazli, The Company carried out 816 metres of diamond drilling from November to December 2004, to test the validity of historic drilling on the property.

Planned Work by the Company for 2005

The company plans to drill 8,000 metres in the first half of 2005 aimed at expanding the limits of the known mineralization and identifying new targets on the property.  In addition, the company will carry out soil sampling and prospecting on the surrounding licenses.  The exploration budget for Agi Dagi in 2005 is estimated to be $3,000,000.

The company plans to drill 5,000 metres in the first half of 2005 to test existing targets.  The exploration budget for Kirazli in 2005 is approximately $2,000,000.

A smaller exploration program of up to $500,000 is planned for the Biga Properties in 2005.  The purpose of this regional program is to advance identified targets to the drill stage as quickly as possible.

2) CENTRAL MINERAL BELT, LABRADOR, CANADA

The properties described below are without recently documented reserves and the work is exploratory in nature. The Company is interested in these properties because of historical records of copper, silver, uranium and other metal occurrences thereon.

a) Central Mineral Belt (“CMB”) Uranium Properties

Acquisition of Interest

In March 2003, the Company entered into a 50-50 joint-venture partnership with Altius Minerals Corporation (ALS:TSX V) to explore for iron oxide-copper-gold-uranium mineralization in central Labrador.  A total of 212,197 acres in 33 licenses or groups of mineral claims were acquired by staking within a regional area of interest during 2003, 2004 and 2005.

Property Description and Location

A total of 3,244 mineral claims cover the Post Hill – Michelin uranium district in the eastern part of the CMB.  Most of these claims are contiguous. The properties are 5 to 40 kilometres southeast of Postville, a village located on Kaipokok Bay.  Postville is approximately 250 kilometers north by northeast of the community of Goose Bay.  Additional groups of claims which make up the Croteau, Storm, Letitia East and Letitia West properties are located further west in the central interior of Labrador.

Mineral Tenure Post Hill - Michelin Area, Labrador; Altius - Fronteer Alliance; 2005/01/28

Atlantic Ocean
13N/01
13O/03
13O/04
Makkovik
Kaipokok Bay
55° North
Postville
Exempt Mineral Land
13J/14
13K/16
N
13K/09
13J/11
0
20
kilometres
13J/12
54.5° North
60° West
59° West

Mineral Tenure in Area of Interest, CMB, Labrador

Property	License	Claims	Ha.	NTS	Issued	Work Due	$ Value Due
Burnt/Emben	09414M	63	1575	13J12E	2003/03/27	2005/03/27	13,548.78
Burnt/Emben	09413M	42	1050	13J12E	2003/03/27	2005/03/27	9,032.52
Croteau	09415M	40	1000	13K06	2003/03/27	2005/03/27	3,964.60
East Micmac Lake	09721M	36	900	13J12W, 13J13W	2003/10/24	2004/10/24	7,200.00
Kaipokok Bay	10059M	54	1350	13J13E, 13J13W	2004/04/12	2005/04/12	10,800.00
Letitia East	09441M	38	950	13L01, 13L08	2003/04/03	2005/03/03	7,613.23
Letitia West	09417M	41	1025	13L01	2003/03/27	2005/03/27	9,128.05
Makkovik River 1	10050M	147	3675	13J12E	2004/04/12	2005/04/12	29,400.00
Makkovik River 2	10051M	220	5500	13J13E, 13J12E	2004/04/12	2005/04/12	44,000.00
Makkovik River 3	10052M	127	3175	13J11W,12E,13E,14W	2004/04/12	2005/04/12	25,400.00
Makkovik River 4	10053M	111	2775	13J13E, 13J12E	2004/04/12	2005/04/12	22,200.00
Makkovik River 5	10054M	170	4250	13J13E	2004/04/12	2005/04/12	34,000.00
Makkovik River 6	10055M	136	3400	13J13E, 13J14W	2004/04/12	2005/04/12	27,200.00
Makkovik River 7	10056M	126	3150	13J13E	2004/04/12	2005/04/12	25,200.00
Makkovik River 8	10057M	40	1000	13J14W, 13J13E	2004/04/12	2005/04/12	8,000.00
Makkovik River 9	10058M	30	750	13J13E	2004/04/12	2005/04/12	6,000.00
Michelin	09412M	190	4750	13J12W, 13K09E	2003/03/27	2005/03/27	42,657.12
Michelin North	09482M	145	3625	13J12W, 13K09E	2003/04/28	2005/04/28	19,326.27
Michelin Northeast	09722M	100	2500	13J12W	2003/10/24	2005/10/24	20,000.00
Michelin Northwest	09723M	42	1050	13K09E	2003/10/24	2005/10/24	8,400.00
Post Hill	09410M	136	3400	13J13E	2003/03/27	2005/03/27	21,585.42
Post Hill	09411M	128	3200	13J13E	2003/03/27	2005/03/27	20,315.69
Post Hill Northeast	09718M	8	200	13J13W	2003/10/24	2004/10/24	1,600.00
Post Hill Northwest	09719M	32	800	13J13E	2003/10/24	2004/10/24	6,400.00
Post Hill West	09720M	60	1500	13J13E, 13J13W	2003/10/24	2004/10/24	12,000.00
Storm	09416M	72	1800	13K03	2003/03/27	2005/03/27	14,724.03
Walker Lake	10022M	190	4750	13K09E	2004/04/02	2005/04/02	38,000.00
West Micmac Lake 1	10046M	181	4525	13J12W, 13K9E	2004/04/12	2005/04/12	36,200.00
West Micmac Lake 2	10047M	120	3000	13J12W	2004/04/12	2005/04/12	24,000.00
West Micmac Lake 3	10048M	137	3425	13J12W	2004/04/12	2005/04/12	27,400.00
West Micmac Lake 4	10049M	166	4150	13J12E, 13J12W	2004/04/12	2005/04/12	33,200.00
Aurora River	10343M	175	4375	13J/12	2004/10/29	2005/10/29	35,000.00
Melody Lake	10344M	132	3300	13K/09E, 13J/12W	2004/10/29	2005/10/29	26,400.00

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

Regional Geology

The CMB overlaps with a number of Archean to Proterozoic tectonic terranes of the northeastern Canadian (Laurentian) Shield. These terranes include: the Core Zone of the Southeastern Churchill Province, the Hopedale Block of the Nain Province, the Kaipokok, Aillik and Cape Harrison domains of the Makkovik Province and the Exterior Thrust Belt of the Grenville Province. The CMB comprises a series of six Proterozoic supracrustal sequences, intrusive rocks of various ages and adjacent Archean rocks.

Mineralization is hosted within Paleoproterozoic rocks of the Upper Aillik Group of the Makkovik Tectonic Province. Lithologies on the property are dominated by supracrustal rocks of the Post Hill Group (former Lower Aillik Group), the Aillik Group (Former Upper Aillik Group), and syn-Makkovikian intrusive rocks (ca. 1815-1790 Ma).  A number of historic U±Cu occurrences are located along the Nakit Slide, a tectonic contact between Post Hill Group lithologies to the NW and Aillik Group lithologies to the SE. The Nakit Slide comprises part of the broader Kaipokok Bay Shear Zone, a long-lived system of high strain zones that accommodated predominantly dextral displacement during the Makkovikian Orogeny (ca. 1900-1710 Ma).

District Geology

The Makkovik Province consists of the Kaipokok, Aillik and Cape Harrison tectonic domains.  The Kaipokok shear zone which defines the boundary between the Kaipokok and Aillik domains also marks the southern limit of Archean crust in the Makkovik Province.  The Cape Harrison domain has been interpreted as a magmatic arc developed near the Makkovikian continental margin.

The Aillik domain is underlain by strata of the Paleoproterozoic Post Hill (2178-2013 Ma) and Aillik (1860-1810 Ma) groups as well as extensive granitoid terrain comprised of several intrusive suites including 1815-1790 Ma syntectonic and post tectonic Makkovikian plutons, 1740-1700 Ma post tectonic, A-type plutons and 1650 Ma plutons of the Trans-Labrador batholith.  Deformation, amphibolite facies regional metamorphism, regional metasomatism and uraniferous mineralization of the Post Hill and Aillik groups have been attributed to Makkovikian Orogeny (1.9 to 1.7 Ga).  The stratigraphy of the Post Hill and Aillik groups and the distribution of intrusive suites within the Aillik domain are not well defined.  A number of uranium occurrences are located along the Nakit Slide (a strand of the Kaipokok shear zone) which is a tectonic contact between lithologies of the Post Hill Group to the northwest and the Aillik Group to the southeast.

The Post Hill Group consists of abut 2700 metres of metamorphosed siliceous clastic metasedimentary strata and mafic metavolcanic rocks found in tectonic contact with Archean gneiss. The Post Hill Group occurs as highly strained, amphibolite and gneiss in thrust sheets near Kaipokok Bay.  A rifted, continental margin setting has been interpreted for deposition of the Post Hill Group.

The Aillik Group is made up of about 5000 metres of metasedimentary rocks, bimodal metavolcanic rocks, subvolcanic intrusives and diabase dykes.  A lower dominantly metasedimentary section and upper dominantly fragmental, felsic volcanic sections have been recognised. Deposition in back-arc basin and in a shallow marine to subaerial environment has been inferred for the Aillik Group.  The Aillik Group is noted as a host for numerous and varied Cu, Pb, Zn, Mo, and U occurrences.  Within the project area, rocks of the Aillik Group are commonly represented by laminated magnetite-feldspar-quartz gneiss.

Deposit Types

Uranium mineralization hosted by lithologies of the Post Hill Group has been referred to as epigenetic by early workers while that within the Aillik Group has been called volcanic-hosted, stratabound and possibly syngenetic in origin.  Pb-Pb ages in the range 1895 to 1697 Ma for uranium mineralization in the Post Hill Group (2178-2013 Ma) support an epigenetic origin for these occurrences.  An epigenetic emplacement of the uranium mineralization within the Aillik Group is also indicated by uraniferous fracture filling and breccias.

Extensive areas of hematite + albite and quartz + epidote + actinolite + chlorite alteration in the Kitts - Michelin area are similar to alteration assemblages developed in iron-oxide-copper-gold (IOCG) districts of Paleoproterozoic age.  In some of these districts a peripheral enrichment in uranium has been exploited as an exploration tool to locate copper-gold mineralization.  Consequently, fracture controlled uraninite + magnetite mineralization found in the Kitts - Michelin area may represent part of a uranium-rich end member of the iron-oxide class of epigenetic deposits.

The Olympic Dam IOCG deposit is:

•

The largest uranium deposit in the world with a

–

measured resource of 650 M tonnes of  500g/T U3O8 (approx. 425 ppm U), 1.5% Cu, 0.5 g/T Au and

–

total resource of 3.8 B tonnes of 400 g/T U3O8 (approx 339 ppm U), 1.1% Cu, 0.5 g/T Au).

•

The lowest cost, major uranium producer in the world.

In Greenland, the Kvanefjeld uranium deposit (56 million tonnes of 0.043 wt% U3O8) occurs in the Ketelidian Batholith Zone which is broadly correlated with the Cape Harrison domains of the Makkovik Province in Labrador.  The deposit is associated with the differentiated Ilimaussaq peralkaline intrusive complex of Mesoproterozoic age

Mineralization

The CMB of Labrador is one of the more prolific areas of uranium mineralization in Eastern Canada.  Approximately 100 metal occurrences are known in the neighbourhood of mineral tenure held by the Altius-Fronteer Alliance within 1:50,000 scale NTS map sheets 13J/11-14 and 13K/09 & 16.  About 70% of these are called uranium occurrences and about 20% are called copper occurrences, although most of the copper occurrences are associated with uranium mineralization (see Geological Survey of Newfoundland and Labrador Mineral Occurrence Data Base; MODS).

Radioactivity is associated with hydrothermal breccias marked by well oxidised wall rocks and dark hornblende-rich fracture filling.  Commonly radioactivity is proportional to the amount of dark coloured matrix component but in some cases salmon-red, crackle brecciated lithologies are also highly radioactive.  The matrix of radioactive breccia includes the assemblage:

hornblende + sphene + calcite (grey or pink) + magnetite

± biotite, garnet, (Fe, Cu, Pb, Zn, Mo)-sulphides, fluorite, uraninite

Selvages and halos of iron oxide are frequently developed whereas malachite and uranophane staining occur more locally.  Net-vein, folded and segmented fabrics are observed in radioactive breccias.  Locally, initial fracturing preceded the formation of a late subvertical cleavage and breccias were rotated into the plane of this cleavage to produce thinly banded gneiss with discontinuous mafic layers.

Uranium Prospects of the Post Hill Group

Kitts

The Kitts deposit is located in the EML and is not part of mineral tenure held by the Altius-Fronteer Alliance.  The deposit is associated with a U/Th radiometric anomaly about 0.8 kilometres in diameter although this is probably due in part to surface disturbance.  The Kitts deposit is and aggregate of several discontinuous, en echelon zones along a strike length of 400 metres.  The deepest intercept is in the B-Central zone approximately 160 metres below surface.  The mineralization is associated with black, carbonaceous argillite interbedded with greywacke and garnetiferous tuffs.  Strata strike 320º and dip northeast.  Gabbro occurs in the footwall and pillowed basalt forms the hanging to the mineralised section.  Historical resource estimates for the Kitts deposit are based on intercepts from 94 surface drill holes totalling 9,313 metres of drilling, data from 974 metres of underground development and data from 1,598 metres (124 holes) of underground drilling.

Gear

Uranium mineralization discovered at Gear Lake in 1968 is associated with a spherical U/Th radiometric anomaly 0.35 kilometres in diameter.  The mineralization occurs within sheared metasedimentary rocks for a strike length of 120 metres.  An average grade of 0.165% U3O8 was obtained for one zone of mineralization 30 metres long by 4.9 metres wide as outlined to a depth of 70 metres in 23 diamond drill holes.

Inda

Uranium mineralization discovered at Inda Lake in 1968 is associated with a prominent spherical U/Th radiometric anomaly 0.35 kilometres in diameter.  The mineralization occurs on the upper, southeastern limb of a northeasterly trending anticline which is overturned to the northwest.  The mineralization occurs as a footwall lens and three hanging wall lenses along a strike length of 1.1 kilometres between Inda and Knife lakes.  The 1976 historical resource estimate for the Inda Lake deposit was based on results from 23 holes.  Seventy five percent of the tonnage was in the main or footwall wall lens as defined over an average width of 2.44 metres and strike length of 640 metres.  The grade of mineralization attributable to tonnage in the hanging wall lenses was 0.19% U3O8.

Nash

Uranium mineralization discovered at Nash Lake in 1967 is associated with an oval-shaped U/Th radiometric anomaly 0.7 by 0.3 kilometres in diameter.  Drilling during the late 1960’s located three zones of mineralization within a shear zone called the Naskit Slide. The 1970 historical resource estimate for the main zone was for defined over a strike length of 365 metres and vertical extent of 140 metres.  A dip of 60 degrees east and average width of 1.85 metres were reported for the zone.  Some potential for resource development may exist in the east and west extension zones.  For example diamond drill hole NW77-6 in the west extension zone hit 0.072% U3O8 over 3.4 metres from 13.4 to 16.8 metres.

Uranium Prospects of the Aillik Group

McLean

The McLean occurrence near Jacques Lake was found in 1956 by prospector J. McLean as described by E. R. Morrison (1957) on behalf of Brinex.  Mineralisation occurs in felsic and intermediate gneiss of the Aillik Group.  In 1967, four trenches were cut along a strike length of 165 metres on the side hill at an elevation of about 235 metres.  Results of sampling of these trenches included 0.06% U3O8 across 0.9 metres from trench #2 and 0.04% U3O8 across 2.1 metres from trench #3.  Working on behalf of the Urangellschaft/Brinex Joint Venture in 1978, prospector A. Andrews identified a dispersal train of twelve radioactive boulders with an average content of 0.32% U3O8 near the base of the ridge.  Exploration in 1980 was focussed on this low ground.

Burnt Brook

Uranium mineralization in the Burnt Brook area south of Jacque’s Lake was discovered by L. Michelin in 1979.  About 110 metres of trenching in 14 trenches were documented.  The North, South and Dianne zones are hosted by folded metasedimentary and metavolcanic rocks of the Aillik Group.  1980 results included  0.069% U3O8 over 6 metres  in trench #1 on a zone of intermittent radioactivity 125 metres in length and 75 metres in width, as constrained by trenching, named the North zone.  A result of 0.155% U3O8 over 4.8 metres was obtained from metapelite in trench #5 on the South zone of intermittent radioactivity defined by four trenches along a strike length of 250 metres.

Emben

Several occurrences of uranium mineralization with significant base metal and silver values have been documented within the Aillik Group on the east side of the Burnt granite intrusive since the initial discoveries in 1969.  One selective grab sample in 1969 from a radioactive boulder assayed 8.49% U3O8.  Encouraging results by Brinex in 1981 included 0.423% U3O8 over 3.0 metres in trench #5 across a zone 100 metres in strike length called the Emben south zone.

Burnt Lake

The south and north Burnt Lake showings were discovered in 1956 and 1967, respectively.  Mineralisation occurs intermittently over a strike length of three kilometres within felsic metavolcanic rocks of the Aillik Group on the north side of the Burnt Lake granite intrusive.  Historical trenching and drilling of the Burnt Lake North occurrence in 1977 located a small amount of near surface uranium mineralization grading about 0.08% U3O8.

Michelin

The deposit is associated with a U/Th radiometric anomaly about 900 by 500 metres in size although this is includes the effects of surface disturbance. This zone of radioactivity is associated with quartz gneiss of the Aillik Group and flanked by intrusive phases of the 1650 Ma Burnt Lake granite.  Historical resources estimates for the Michelin deposit are based on intercepts from 159 surface drill holes totaling 25,014 metres of drilling, data from 662 metres of underground development and data from 1,774 metres (56 holes) of underground drilling.  The deepest drill intersection was in the B-Central zone approximately 160 metres below surface.  The Michelin deposit consists of several sub-parallel groups of mineralised zones along a strike length of 1200 metres.  Host rocks are feldspar-quartz gneiss which varies in texture from non-porphyritic to coarsely porphyritic with feldspar.  Strata strikes 060º and dips about 55º southeast.  The bulk of the mineralization is hosted by coarsely feldspar porphyritic quartz-gneiss.

Rainbow

The Rainbow zone of mineralization occurs as a stratiform lens within feldspathic tuff and tuff breccia of the Aillik Group.  Mineralisation with an average grade of 0.15%o U3O8   occurs over a strike length of 290 metres and widths up to 15 metres.  The main lens as inferred by drilling was 140 metres long by 2 to 15 metres wide by 79 metres deep.

Melody Hill

A northeasterly trending zone of weak radioactivity, eight by one kilometres in size, straddles Melody Lake.  This is associated with a dispersal train of radioactive boulders on the southern slope of Melody Hill about 1.4 kilometres northeast of Melody Lake.  Historical results for one mineralized dispersal train included 10 granitoid boulders containing with 2.25 to 18.08 wt. % U3O8 distributed along a strike length of 1.2 kilometres.  Anomalous uranium content in excess of 100 ppm in lake sediments and an intercept of 0.14% U3O8 from 26.0 to 32.0 metres in drill hole 80-44 (235°/-55°) on the shoreline suggest a possible source area below Melody Lake.

Previous Work

British Newfoundland Exploration Limited (Brinex), a subsidiary of Brinco Mining Limited, was the principal exploration company active in central Labrador from the mid 1950’s to the mid 1980’s.  During this time, several hundred uranium, copper, silver, molybdenum and REE occurrences were documented over a distance of 250 kilometres within the CMB.  During 2003, The Company and Altius evaluated the potential for iron oxide-copper-gold mineralization in the eastern part of the CMB.  This evaluation included examination and sampling of historical metal occurrences and associated drill core on mineral tenure acquired by the joint venture in 2003.

During 2004, the partnership completed a 12,790 line-kilometre airborne gamma-ray spectrometer and magnetometer survey over the Post Hill - Michelin area.  Magnetic and radiometric anomalies generated by this survey were prospected, evaluated and ranked in the field during September.  The Post Hill, Jacque’s Lake, Otter Lake – White Bear Lake, Michelin, and Melody Hill areas were identified as individual project areas with high potential for bulk tonnage uranium mineralization.

Planned Work by the Company for 2005

Work proposed in 2005 consists primarily of exploration of large U/Th radiometric anomalies outlined in the Jacque’s Lake, Otter Lake and Michelin areas.  Summer mapping, geochemical and geophysical programs followed by drilling during the fall are scheduled for these project areas.  The Jacque’s Lake and Otter Lake areas have never been drilled previously.

3) The Chiapas Properties, Mexico

Acquisition of Interest

In late 2004, the company acquired a 100% interest in 12 properties through staking in the southern Mexican state of Chiapas.  The final paperwork for the claims was submitted in late February 2005, and the details of the applications are as follows:

Name of Claim	Application Number	Area (Hectares)
Sanuapa	109/00061	11616
Corzo	109/00062	43790
Chicoasen	109/00063	36288
Chavarria	109/00064	4940
El Bosque	109/00065	12420
Yaltem	109/00066	9588
Cristóbal	109/00067	13452
Totolapa	109/00068	24843
Mispilla	109/00069	25152
La Granada	109/00070	4970
Sayatitan	109/00071	12544
Las Margaritas	109/00072	12644

Location, Access and Geography

The area is centered at 16º 50’ N, 92º 45’ W on the Villa Hermosa (E15-8) and Tuxtla Gutierrea (E15-11) 1:250,000 map sheets. All but one of the properties are within 100km of Tuxtla Gutierrez, the state capital.  The area has a relatively well-developed road network, and all of the properties can be accessed by road.

The terrain is moderately rugged to mountainous, with elevations ranging from near sea level to 2500m above sea level. Vegetation in the area is typical of tropical regions, with a combination of cleared agricultural areas and densely forested rainforest.  The area has high annual rainfall, with a wet season between the months of May and October.  The mean annual temperature is 20 degrees Celsius, though local conditions are strongly dependent on elevation.

History and Previous Work

There has been little or no exploration work carried out on any of the properties.  In contrast to most of the rest of Mexico, the Mexican Consejo de Recursos Minerales has not carried out any regional geochemical sampling or airborne geophysical surveys in the areas claimed.  Some regional mapping has been carried out in the area, and the areas were staked on the basis of the presence of young volcanic and intrusive sequences similar to those known to host mineralization at the Ixhuatan Prospect in NW Chiapas, and at the Santa Fe mine.

Planned Work Program

Fronteer will carry out a program of regional stream sediment sampling and geological reconnaissance in the claim areas.  Anomalous areas will be followed up with more detailed stream sediment and soil sampling, along with geological mapping and rock sampling.  The aim of the project is to reach the stage of identifying drill targets by the end of 2005.  The projected budget for this program is $500,000.

4) RED LAKE-BIRCH-UCHI BELT, NORTHWESTERN ONTARIO, CANADA

a) Dixie Lake Property

The Dixie Lade Property is without known reserves and the work being done by the Company is exploratory in nature.  The Company’s interest in the Dixie Lake Property stemmed from earlier discoveries of gold which were made in the area.

Acquisition of Interest

On December 23, 2002, the Company acquired an option to earn a 100% interest in the Dixie Lake Property. Under the terms of the option agreement, the Company can earn an undivided 100% interest in the property by making cash payments of $80,000 and by issuing up to 200,000 share of its common stock over four years. The vendor of the Dixie Lake Property, Perry English, an unrelated party to the Company, retained a 2% net smelter royalty, half of which may be bought back by the Company for $1,000,000.

On September 3, 2003, the Company announced that it had granted an option to Alberta Star Development Corp., an unrelated public company trading on the TSX Venture Exchange under the symbol “ASX”, to earn up to a 50% interest in the Dixie Lake Property. Alberta Star Development Corp. can earn a 50% interest in the Dixie Lake Property by:

a.

Paying the Company an initial $10,000 and issuing 50,000 common shares of its common stock to the Company (Paid and stock issued);

b.

Completing $2 million in exploration work by September 1, 2006;

c.

Making annual cash payments to the Company of $25,000, $40,000 and $60,000 over the three year period beginning 2004; and,

d.

Making annual share issuances to the Company of 100,000 common shares of Alberta Star Development Corp. beginning 2004.

In addition to the above, Alberta Star Development Corp. is responsible for all cash payments to the underlying property vendor, Perry English, during the option period. By the terms of the agreement, the Company will be the operator of the program; however, the exploration team will consist of at least one person from Alberta Star Development Corp.

#

Property Description and Location

The Dixie Lake Property is located in Northwestern Ontario and is centered at coordinates N50˚51’ and W93˚ 36’ on NTS map sheet 52K/13.  The town of Red Lake, Ontario is located 24 km to the northwest of the Dixie Lake Property.

Red Lake
Madsen
N
DIXIE LAKE
PROPERTY
Ear Falls
52L
52K

The property has an area of approximately 1,872 hectares consisting of 117 mineral claim units in 51 claims which lie within the Red Lake Mining Division. The status of mineral claims comprising the property is presented below. All claims are currently in good standing.

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

Also in 1988, Teck Cominco Limited (formerly Teck Corporation) optioned a large claim area from Mutual Resources, which included the area of the current property. From 1992 to 1995 an additional 49 units in 10 claims comprising the property were staked by Noranda, P. English and Canadian Golden Dragon Ltd., and subsequently assigned to Perry English in 1998.

Dixie Lake Claim Status

Property Name	Claim No	Units	Claim Due Date
Dixie Lake	1023078	1	June 17, 2007
Dixie Lake	1023080	1	June 17, 2007
Dixie Lake	1023082	1	August 2, 2007
Dixie Lake	1023083	1	August 2, 2007
Dixie Lake	1023085	1	August 2, 2007
Dixie Lake	1023098	1	June 21, 2007
Dixie Lake	1023099	1	June 21, 2007
Dixie Lake	1023100	1	June 21, 2007
Dixie Lake	1023101	1	June 21, 2009
Dixie Lake	1023102	1	June 21, 2009
Dixie Lake	1023103	1	June 21, 2009
Dixie Lake	1023105	1	June 21, 2006
Dixie Lake	1023108	1	June 21, 2007
Dixie Lake	1023109	1	June 21, 2009
Dixie Lake	1023111	1	June 21, 2007
Dixie Lake	1023124	1	June 21, 2007
Dixie Lake	1023127	1	June 21, 2007
Dixie Lake	1056792	1	September 8, 2007
Dixie Lake	1056793	1	September 8, 2010
Dixie Lake	1056794	1	September 8, 2006
Dixie Lake	1056795	1	September 8, 2006
Dixie Lake	1056796	1	September 8, 2006
Dixie Lake	1056797	1	September 8, 2006
Dixie Lake	1056798	1	September 8, 2006
Dixie Lake	1056799	1	September 8, 2006
Dixie Lake	1056800	1	September 8, 2006
Dixie Lake	1056801	1	September 8, 2006
Dixie Lake	1056802	1	September 8, 2006
Dixie Lake	1056890	1	September 8, 2006
Dixie Lake	1056891	1	September 8, 2006
Dixie Lake	1056892	1	September 8, 2006
Dixie Lake	1143990	16	August 4, 2008
Dixie Lake	1144357	2	June 29, 2006
Dixie Lake	1184323	2	July 31, 2006
Dixie Lake	1184341	1	September 26, 2007
Dixie Lake	1209776	9	September 13, 2007
Dixie Lake	1209777	1	September 13, 2006
Dixie Lake	1209778	4	September 13, 2006
Dixie Lake	1209780	1	September 13, 2008
Dixie Lake	1209787	12	September 13, 2008
Dixie Lake	1209788	1	September 13, 2006
Dixie Lake	1234465	12	January 31, 2006
Dixie Lake	1244645	6	February 5, 2006
Dixie Lake	1244646	2	February 5, 2006
Dixie Lake	1244670	6	February 5, 2006
Dixie Lake	3001770	1	June 6, 2008
Dixie Lake	3001771	1	June 6, 2008
Dixie Lake	3001791	1	June 6, 2008
Dixie Lake	3001792	3	June 6, 2008
Dixie Lake	3001793	4	June 6, 2008
Dixie Lake	3001795	1	June 6, 2008

Recent staking by Perry English in June 2002 and January-February 2003 added 37 units in 10 claims to the property. The option agreement between the Company and Perry English was amended on February 25th, 2003, to alter the property definition to reflect the additional claims.

Accessibility, Climate, Infrastructure and Physiography

Access to the property is via Highway 105, then four km to the southwest along Tucyk Road.  Several old logging roads from Tucyk Road provide direct access to much of the Dixie Lake Property.  The main power lines to Red Lake are located one kilometer north of the Dixie Lake Property.  The Town of Red Lake is a well established mining centre from which supplies, support services and experienced personnel are readily available.

The area comprising the Dixie Lake Property is covered by mature boreal forest consisting of mostly black spruce and lesser stands of poplar, birch, jack pine, and balsam. Large areas on the Dixie Lake Property have been deforested over the years and have been replanted with spruce and pine.

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

History and Previous Work

Discovery of gold in the area was first made in the early 1940's. The initial gold discovery was on the south side of Dixie creek (then known as Caribou Creek) about 4 km downstream from Dixie Lake. The work completed consisted mainly of surface prospecting, trenching and a small amount of shallow drilling.

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

In 1990, Teck Corporation carried out additional claim staking and IP surveys, geological mapping and a helicopter-borne geophysical survey by Dighem Surveys and Processing Inc. of Mississauga, Ontario ("Dighem"). A total of 7,277 feet (2218.0 m) was drilled in 13 holes. The zone found in DDH 89-25 was further tested by DDH DL-32 explaining a weakly auriferous, silicified iron formation. An additional six drill holes were completed on the 88-4 Zone. These widely spaced holes tested the zone along strike and at depth.

The property remained idle until 1996, when Golden Dragon, an unrelated private mining company, under a joint venture with 502285 British Columbia Ltd., an unrelated private mining company, conducted a 12 hole drill program of 6195.5 feet (1888.4 m) on the 88-4 Zone, line cutting and detailed IP surveys, and humus geochemistry surveys using the enzyme leach method. This was followed by a 15 hole drill program [8419.6 feet (2,566.3 m)] in 1997, in joint venture with Caesar’s Gold Inc., testing some of the geophysical anomalies delineated. A large area was stripped in the vicinity of the South Trench, but no detailed sampling was conducted.

As there is little outcrop exposure in the Dixie Lake area, prior exploration programs have investigated the potential of the Dixie Lake Property using mostly geophysical surveys and diamond drill testing. To date, a total of 11,966 meters of diamond drilling in 84 holes have tested the Dixie Lake Property.

Recent Developments

In January, February and March 2004, The Company carried out an NQ diamond drilling program on the Dixie Lake Property.  1841.9 meters were drilled in seven holes in an attempt to further examine targets established during previous exploration activity.

From June 6th to July 12th, 2004, The Company completed out a 5-hole NQ diamond drilling program on the property.  A total of 2546 meters were drilled over the course of the program. This drilling investigated targets identified in previous programs.  In addition to the diamond drilling, a property-wide soil geochemical survey was carried out with the aim of generating additional target areas.  Concurrent to the geochemical program, a ground magnetics survey, totalling 371 kilometres was carried out over new target areas.

Planned Work by the Company for 2005

The Company is planning a drill program for the spring/summer of 2005 to test the numerous anomalies resulting from the soil geochemical survey.  This program will be funded by Alberta Star Development Corp.

#

b) Portage and Sandy Point Properties

The Portage and Sandy Point Properties are without known reserves and the work is exploratory in nature. The Company’s interest in these properties stemmed from earlier discoveries of gold which were made in the area.

Acquisition of Interest

During the summer of 2001, the Company acquired these properties by staking the ground.

Property Description and Location

The properties are located in the Canadian province of Ontario, located on NTS map sheets 52N02/52N07 (Portage) and 52N08 (Sandy Point).  The properties are located 60km (Portage) and 120km (Sandy Point) to the NE of Red Lake town.

Maps of the Portage (above left), and Sandy Point (above right) properties.  All co-ordinates are in UTM 83, Zone 15.

Recent Developments

Since 2002, the Company has carried out geological mapping, till gold grain analysis and soil geochemistry.  Two airborne geophysical surveys were conducted by Fugro Airborne Surveys.  Both historic data and current program results have been compiled into a digital database.

In March and April of 2004, The Company carried out an NQ diamond drilling program on the Portage Property.  2400m were drilled in eight holes to examine targets established from 2003 geochemical and geophysical data. In September of 2004, The Company carried out a program of geochemical sampling.  918 MMI and 12 till samples were taken to identify new drill targets.

On September 2, 2004, the Company granted an option to Trade Winds Ventures Inc. ("Trade Winds") to acquire up to 60% and 70% respectively on two unpatented claims staked by the Company near Birch Lake Sandy point area, by paying to the Company $60,000 ($10,000 paid) and issuing 100,000 (15,000 issued) common shares over three years and incurring $1,000,000 in exploration expenditures over a four year period.  Trade Winds can earn an additional 10% interest upon earning its 60% interest in one of the claims by incurring a further $600,000 in exploration expenditures by August 31, 2010.  The Company will retain a 2% net smelter royalty in the properties.  Trade Winds can acquire 1% of the net smelter royalty by paying the Company $1,000,000.

Planned Work by the Company for 2005

No work is planned by the Company for 2005.  The Company will re-evaluate its exploration programs for the property at the end of 2005, to determine what further exploration will be completed in the future.

c) Swain East/Sol D’Or Group of Properties

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

Red Lake’s interest was diluted to 48% when it failed to fully fund its share of the 2004 work program.

Property Description and Location

The Swain East/Sol D’Or group of properties is located in Ontario north and east of the Company’s Balmer Property.

i)Swain East Property

The Swain East Property is located at the eastern end of Swain Lake, within the Shabumeni Lake Area, falling within the Red Lake Mining Division of Ontario, Canada. Universal Transverse Mercator (UTM) co-ordinates for the center of the property are 528300 E, 5683000 N (Map Datum NAD 83).

ii)Sol D’Or Property

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

Recent Developments

In February, March and early April of 2004, The Company completed a 1236 metre NQ diamond drilling program as part of the Red Lake Resources Joint venture.  The 2004 program was designed to further test prospective structures identified in the winter 2003 drilling program, as well as targets identified during geological, geophysical and geochemical work carried out by the Company between 2001 and 2004.   Ten holes, totaling 1130.95 metres were drilled on the Sol D’Or property, with two holes totaling 105.46m being drilled on the Swain property.

Since the conclusion of the winter 2004 diamond drilling program, no exploration work has been carried out on the Swain-Sol D’Or properties.

Planned Work by the Company for 2005

No work is planned by the Company for 2005.  Exploration plans for future years will be re-examined at the end of 2005.

5) BEAR GEOLOGICAL PROVINCE, NORTHWEST TERRITORIES, CANADA

The properties described below are without known reserves and the work is exploratory in nature. The Company is interested in these properties because of earlier work done in the area as described below.

Northwestern Mineral Ventures Inc. Option Agreement –

Longtom, Conjuror, Achook, Flex and McPhoo,

a) Conjuror Property, Achook, Flex and McPhoo Properties

The Company entered into an option agreement on October 4, 2002 with Phelps Dodge Corporation of Canada Ltd. to earn a 100% interest in the Conjuror Property, consisting of 5 claims in the Bear Province of the Northwest Territories.

The Company acquired a 100% interest in the Achook, Flex and McPhoo properties, through staking in prior years.

On September 26, 2003, the Company granted to Northwestern Mineral Ventures Inc. (“NMVI”), an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company an initial payment of $20,000 (paid), completing $5 million in exploration work by September 26, 2008 and making annual cash payments of $30,000, $40,000, $50,000, $60,000 and $70,000 over this same period.

Recent Developments

In 2004 NMVI and the Company decided not to continue further work on the Conjuror property.  Accordingly, $112,891 of deferred exploration expenditures relating to this property were written off.

Planned Work by the Company for 2005

The Company has no plans for further work on the Achook, Flex and McPhoo properties in 2005.  Exploration plans for these properties will be re-examined at the end of 2005.

b) Longtom Property

Acquisition of Interest

In 2003, the company acquired the option to earn a 75% interest in the Longtom Lake property from Alberta Star by paying $15,000 in cash and spending an aggregate of $500,000 on exploration over three years.  The Company earned its 75% in 2004.  By a Letter of Agreement on May 25, 2004, the Longtom Lake property was included in the option agreement with NMVI.  NMVI will be deemed to have vested a 10%, 30% and 50% interest in the properties under option upon incurring expenditures of $1,000,000, $3,000,000 and $5,000,000 respectively.

The Company will be the operator of the programs during the earn-in period.

Location and Access

The Longtom Property is centered at 65º 9’ N, 117º 38’ W on NTS sheet 86/F4. It is located 350 km north of Yellowknife with the nearest settlement Rae Lakes some 100 km to the south. Longtom and Zebulon Lake are located immediately west of the property, while the Zebulon River runs in a SW direction through the WET 5 to DEV 2 claims. The property is also 10 km east of the winter road from Rae Lakes to Great Bear Lake. The area is serviced by float or ski plane from Yellowknife. A ten-person base camp is located in the northern part of the Damp mining lease along the shore of Longtom Lake.

Climate and Physiography

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

The strongest combined magnetic-gravity-chargeability anomalies on the property remain untested

Recent Developments

During July and early August 2004, The Company completed a nine hole NQ diamond drilling program on the Longtom Property.  A total of 2132m were drilled over the course of the program.  Drilling was designed to target Iron-Oxide-Copper gold style mineralization.  In January 2005, a five day reconnaissance program was carried out in order to re-examine drill core from historic operations.

Planned Work by the Company for 2005

There is no worked planned on the property by The Company in 2005.  Any work carried out will be completed by Northwestern Mineral Ventures.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Certain statements contained in the foregoing MD&A and elsewhere in this 20-F constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in section 3.D. above.

OVERALL PERFORMANCE

In February 2004, the Company signed a letter of intent with the Turkish subsidiary of Teck Cominco (“Teck Cominco”) to acquire a 100% interest in five gold properties located in Western Turkey.  The Company completed its technical due diligence on the properties and on April 27, May 6 and October 19, 2004, the Company signed three separate Memorandum’s of Understanding (“MOU’s”) on the five properties named, the Agi Dagi Property, Kirazli Property and the Biga Properties (three properties in total), respectively.

During 2004, the Company incurred expenditures of $1,972,224 exploring these properties.  Exploration in 2004 resulted in the discovery of a new zone on Agi Dagi and confirmed historic results on Kirazli.

In April 2004, the Company completed an equity financing which in total raised gross proceeds of approximately $9,600,000 with 8,896,208 shares issued to subscribers and Broker agents as commission, in two tranches. Each Unit consisted of one common share and on-half share purchase warrant.

The Company also completed a $1,100,000 flow-through share financing by issuing an additional 900,740 shares to subscribers and Broker agents as commission.  The funds are designated for exploration of the Company’s Labrador property.  At December 31, 2004, the Company renounced these exploration expenditures for tax purposes, meaning the tax benefit of the expenditures attribute directly to the flow-through share investors.

The Company incurred exploration expenditures of $913,357, net of recoveries from joint venture partners, on its exploration projects in Ontario, the Northwest Territories and Labrador during 2004.  Upon conclusion of these exploration programs, the Company and its joint venture partner decided not to undertake further exploration of the Balmer, Found Lake, Hurley, Shabu and Conjuror properties.  Accordingly a total of $251,421 of deferred exploration expenditures were written off.

The Company’s loss for the year ended December 31, 2004 was $4,462,744 as compared to $470,858 in 2003.  The Company’s equity financings provided cash flow which resulted in increased activity levels.  The Company hired additional staff and granted stock options to employees under its stock option plan resulting in increased employee compensation expenses.  The Company also developed a marketing plan and undertook marketing and promotion activities to attract investors.

Results of Operations of Fiscal 2004 vs. Fiscal 2003

The net loss for the year ended December 31, 2004 increased significantly over 2003, primarily as a result of an increase in stock-based compensation expense, an increase in promotion and advertising costs and an increase in wages and benefits expense, offset by recoveries of administrative costs from joint venture partners and increased interest income.

In 2004, the Company hired a number of personnel including some persons who provided services to the Company on a consulting basis in 2003.  As consultants, their fees were charged directly to the various projects or expense category to which their service related.  In 2004, management determined that those wages and benefits paid to personnel that could not be directly charged to an exploration project, would be captured in wages and benefits expense.  Salaries were not allocated among different expense categories as were consulting expenses in prior years.

When the Company hired these individuals as employees, it also granted employee stock options.  A total of 2,960,000 stock options were granted to employees and non-employees in 2004 as compared to 1,425,000 in 2003.  Total stock option compensation expense realized in 2004 was $2,179,744 compared to $56,900 in 2003.

Effective January 1, 2004, the Company adopted the new CICA Handbook recommendation for calculation of stock-based compensation expense.  This recommendation requires recognition of an expense arising from stock options granted to employees and non-employees.  Had the Company recognized an expense for options granted to employees in 2003, the loss for the year would have increased by approximately $242,000.  This change in accounting policy has been reflected prospectively through a change in the opening Deficit balance as permitted by the new standard rather than an adjustment to prior years consolidated financial statements.

In 2004, the Company increased its promotion and advertising costs to $1,138,698 as compared to $164,946 in 2003 as a result of a direct mail campaign and the hiring of consultants to assist the Company with various advertising initiatives and creation of a new marketing program and corporate branding campaign.

The Company recovers certain administrative office costs from joint venture partners through a management fee, when the Company is the operator of a project.  These recoveries were netted against deferred exploration expenditures in 2003 and 2002.  In 2004, management determined that these recoveries were more appropriately netted against operating expenses as they relate primarily to office overheads.  Recoveries of $198,617 have been included in the Statement of Operations and Deficit in 2004.  The Company continues to net recoveries of direct exploration costs against deferred mineral exploration expenditures on a basis consistent with prior years.

The Company earned interest income of $188,130 in 2004 versus $53,968 in 2003 as a result of a higher average cash balance in 2004, invested in guaranteed investment certificates.

The Company realized a small loss from discontinued operations relating to its previous real estate business that was effectively discontinued in 2001.

Total assets in 2004 increased significantly over 2003 as a result of the deferral of $3,707,776 of exploration expenditures, net of joint venture recoveries and write-downs and an increase in cash and short term deposits to $9,574,921 in 2004 from $3,397,338 in 2003 as a result of the completion of two financings during the year and receipt of cash from the exercise of warrants and stock options.  Total cash flows from financing activities were $11,357,242 in 2004 versus $3,674,756 in 2003.

Results of Operations of Fiscal 2003 vs. Fiscal 2002

The Company recorded a net loss from continuing operations of $447,858 for the year ended December 31, 2003 compared to a loss from continuing operations of $276,204 for the year ended December 31, 2002.  The increase in the net loss from operations is primarily the result of increased investor relations and promotion expenses, listing and filing fees, property investigations costs and management fees.

Investor relations expenses increased from $49,798 in 2002 to $275,366 in 2003 due to increased marketing with new listings on both the TSX and the Frankfurt Stock Exchange, as well as hiring a full-time investor relations consultant.  Toronto and European meetings with brokers and analysts resulted in travel and promotional expenses increasing from $84,066 in 2002 to $164,946 in 2003.

Listing and filing fees were $69,843 higher in 2003 than in 2002 mainly due to the $75,000 listing fee on the TSX. During the year, the Company moved from the TSX Venture exchange to the senior TSX exchange.

The Company also expended cash on property investigations in the amount of $101,479 compared with $17,438 the previous year.

Management fees of $166,640 in 2003 compared with $62,048 in 2002 include fees paid to a Company controlled by the President of the Company and fees paid to a full-time consultant engaged as VP of Exploration during the year.

In 2002, the Company recognized the last of its revenues from the sale of real estate.  The net loss from the real estate operations in 2003 and 2002 have been disclosed as a discontinued operation.  During 2002, the Company was in transition from a real estate development company to a mineral exploration company.

Total assets in 2003 increased by $2,782,832 over 2002 as a result of the deferral of $388,888 of exploration expenditures net of joint venture recoveries on the Company’s exploration properties and an increase in cash and short term deposits to $3,351,182 in 2003 from $1,001,095 in 2002 as a result of completion of $2,972,100 in financings and receipt of cash from the exercise of warrants and stock options.  Total cash flows from financing activities were $3,674,756 in 2003 versus $1,337,696 in 2002.

Results of Operations of Fiscal 2002 vs. Fiscal 2001

The company recorded a net loss of $288,870 during the year ended December 31, 2002, compared to net income of $24,527 during the year ended December 31, 2001.  The most significant component of the increased loss related to the decrease in revenue in the amount of $3,827,333. This was a direct result of the Company’s change of activity from real estate development to mineral property exploration.

During the financial year ending December 31, 2002, the company realized revenues in the amount of $157,877 from property sales as compared to revenue from property sales of $3,979,263 in 2001.  Total operating expenses incurred during 2002 were $416,301, which represented a decrease of $3,487,382 as compared to operating expenses of $3,903,683 incurred during 2001.  Operating expenses changed significantly as the Company was in the real estate development business in 2001, while in 2002, the Company was in the mineral exploration business.  The 2002 real estate operations revenues and expenses have been included in discontinued operations in 2002.

Travel, promotion, and investor relations increased by $133,864 over 2001 as the focus of the Company switched to mineral property exploration.

Professional, management and consulting fees totaled $147,015 during 2002 compared to $95,505 in 2001. The increase was a direct result of the added effort needed for the Company’s increased activity in the area of mineral exploration.

Total assets increased to $1,749,462 in 2002 from $874,139 in 2001.  The increase is attributable to an increase in cash and short term deposits to $1,047,418 in 2002 from $546,721 in 2001.  Cash from financing activities totaled $1,337,696 in 2002 versus cash used in financing activities of $492,472 in 2001 resulting from a repayment of short term debt.

5.B.  Liquidity and capital resources

Liquidity

Fiscal 2004 vs. Fiscal 2003

At December 31, 2004, the Company had cash and short term deposits on its balance sheet of $9,574,921 and working capital of $9,323,031 as compared to $3,397,338 of cash and short term deposits and $3,406,899 of working capital in 2003.  The change in cash and working capital of $6,177,583 and $5,916,132 respectively is in part due to the receipt of net proceeds of $10,000,007 from private placements of 9,796,948 common shares and warrants and the receipt of $1,357,235 from the exercise of 2,399,227 warrants and options, offset by exploration expenditures of $3,411,297 and cash used in operations of $1,652,561.

Subsequent to year end, the Company completed a 7,270,000 Unit private placement for net proceeds of approximately $12,142,000.  The Company currently has cash and short term deposits of approximately $22,000,000 on its balance sheet and working capital of approximately $21,500,000.  The Company believes that this is sufficient to fund its currently planned exploration budgets and administrative costs for the next 18 to 24 months. The Company has an exploration budget of approximately $5,500,000 for its Turkish properties and an estimated budget of $2,500,000 for the Labrador properties and $500,000 in Mexico.  The Company expects that cash flow used in operations will be approximately $2,400,000 in 2005.

The Company has the following contractual obligations at December 31, 2004:

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$82,628	$70,824	$11,804	Nil	Nil
Exploration expenditures	US$200,000(1)	US$200,000	Nil	Nil	Nil

(1)

The Company has a firm commitment to spend US$200,000 exploring the Biga Properties by October 2005.

The Company currently has no debt.  The only long term lease commitment is the operating lease for the Company’s office premises.  The lease will need to be renegotiated in 2006.

The Company does not anticipate any significant environmental liabilities in 2005.

Fiscal 2003 vs. 2002

The Company had cash and short term deposits of $3,397,338 and working capital of $3,406,899 at December 31, 2003 compared to $1,001,095 of cash and short term deposits and $1,058,237 of working capital at December 31, 2002. The working capital increase resulted from private placement proceeds of $2,667,582, the exercise of warrants for $657,611 and the exercise of stock options of $84,163.

In January 2003, the Company closed the second tranche of a $575,000 private placement.  The financing consisted of the issuance 1.15 million common shares at a price of $0.50 each.  Each common share was accompanied by one full share purchase warrant exercisable at a price of $0.55 for a period of two years.

In June 2003, the Company raised gross proceeds of $3,000,000 in a private placement issuing 2,411,193 flow-through shares at $0.65 and 2,387,875 common shares at $0.60.  Each common share was accompanied by one-half share purchase warrant exercisable at a price of $0.70 for two years ending June 26, 2005.  Warrants outstanding as at December 31, 2003 were 2,405,710 at a weighted average exercise price of $0.64.  During 2003, the exercise of warrants and stock options contributed an additional $741,774.

The Company had no debt at December 31, 2003 or December 31, 2002.  The Company had identified no environmental liabilities at December 31, 2003 or 2002.

Capital resources

The Company has warrants and stock options outstanding that are currently in the money which could potentially bring an additional $21,000,000 to the Company’s treasury upon exercise.  The Company has no outstanding debt facility upon which to draw.

Over the next 12 months, the Company is required to incur minimal expenditures on the Agi Dagi Property and the Kirazli Property as year one expenditures exceeded the required minimums.  Expenditures in excess of required amounts in a given year are carried forward to offset required expenditures in subsequent periods.  The Company has a firm commitment to spend a minimum of US$200,000 on the Biga Properties in accordance with the option agreement.

The Company is committed on a best efforts basis to incur $1,100,000 in qualifying expenditures on its Canadian exploration projects as a result of the October 2004 flow-through financing.  Current exploration budgets for the Canadian properties indicate this commitment will be met.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and short term deposits, short term deposits, accounts receivable, and amounts due from various joint venture partners. The Company deposits cash and short term deposits with financial institutions it believes to be creditworthy, principally in guaranteed investment certificates.  In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily derived from expenditures incurred on mineral properties for which the Company is subject to joint venture and therefore entitled to reimbursement of a percentage of the expenditures. The Company performs ongoing evaluation of its joint venture partner's financial condition and, in all cases, requires no collateral from its joint venture partners. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At December 31, 2004, the Company had accounts receivable of $ 77,874 due from joint venture partners Altius and NMVI, both located in Canada.

At December 31, 2004, the fair values of cash and short term deposits and trade and other receivables approximate their carrying values because of the short-term nature of these instruments.  The fair market value of the Company’s short term investments is $40,500.  The Company has guaranteed investment certificates that mature in periods ranging from January 5, 2005 to July 8, 2005 with a weighted average interest rate of 2.55%.

Critical accounting estimates

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment.  Management assesses the exploration results on its exploration projects and determines whether results to date warrant further exploration.  If results do not indicate potential for the property, the deferred exploration costs are written off.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling.  The costs to complete this reclamation are immaterial and are capitalized to deferred exploration when incurred.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

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

Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, stock options granted to employees and non-employees are accounted for using the fair value method. Under US GAAP, options granted to employees are accounted for by the intrinsic value method, and options granted to non-employees are accounted for under the fair value method.

Under Canadian tax legislation, the Company is permitted to issue shares whereby the Company aggress to incur Canadian Exploration Expenditures as defined in the Income Tax Act (Canada), and renounce the related income tax deductions to investors.  Under Canadian GAAP, the full amount of the funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital.  Under U.S. GAAP, the premium paid for the flow-through shares in excess of the market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash.  At December 31, 2004, the unexpended flow-through funds totaled $1,058,061 (2003 - $1,315,245, 2002 – nil).

The reader is advised to consult the Company’s audited annual financial statements for the year ended December 31, 2004, particularly Note 20 for quantification of the differences.

5.C.  Research and development, patents and licenses etc.

      --- Not applicable ---

5.D.  Trends.

      --- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements.

The Company has no off balance sheet arrangements other than various commitments under mineral property option agreements as described above and in Note 8 to the consolidated financial statements.

5.F.  Tabular disclosure of contractual obligations.

See tabular disclosure above under Liquidity.  The Company currently has no debt.  The only long term lease commitment is the operating lease for the Company’s office premises.  Cash flows required under this lease agreement total $70,824 in 2005.  The lease will need to be renegotiated in 2006.

Critical Accounting Policies

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of plant and equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, and variables used in determining stock-based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company also believes that any reclamation requirements for the Company’s exploration activities under existing legislation would be immaterial to the financial statements.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.

Changes in accounting policies

Effective January 1, 2004, the Company adopted the new CICA Handbook Recommendation contained in section 3870 regarding stock-based compensation expense for awards of stock options granted to employees.  In 2003 and prior years, no expense was required to be recognized for option grants to employees.

The Recommendation requires recognition of an expense arising from stock options granted to both employees and non employees at the date of grant, in an amount equal to the fair market value of the options granted.  The Recommendation required calculation of an expense for all options granted to employees subsequent to January 1, 2002.

The Recommendation offered the choice of restating prior year’s amounts to include a compensation expense for prior years or adjusting opening retained earnings of the current period to reflect the cumulative effect of the change on prior periods.  The Company chose the second alternative and adjusted opening deficit by $242,094.

Effective January 1, 2004, the Company adopted the new standard of the CICA Handbook Recommendation contained in section 3063 relating to impairment of long lived assets.  The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  An impairment loss is recognized when the asset-carrying value exceeds net recoverable amount.  Net recoverable amount is generally determined using estimated undiscounted future cash flows.  Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset.  An impairment loss is measured and recorded based on the estimated fair value of the assets.  Assumptions underlying future cash flow estimates are subject to risks and uncertainties.  Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.  Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts.  There was no impact on the financial statements resulting from the implementation of this new standard.

Effective January 1, 2004 the Company adopted the new standard of the CICA Handbook Recommendation contained in section 3110 relating to asset retirement obligations.  Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value.  Under the standard, the liability is accreted over time through periodic charges to earnings.  There was no impact on the financial statements resulting from the implementation of this new standard.

Recent Accounting Pronouncements Applicable to US

In December 2004, the Financial Accounting Standards Board (“FASB”) in the U.S. issued a revised Statement No. 123 ("SFAS 123(R)") Share Based Payments.  This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award-the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

The Company will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The Statement is effective the beginning of the first interim or annual reporting period that begins after June 15, 2005.  The Statement makes US GAAP and Canadian GAAP standards more similar.

In December 2004, the FASB issued Statement No. 153 ("SFAS 153") Exchanges of Nonmonetary Assets.  SFAS 153 replaces guidance previously issued under APB Opinion No. 29, Accounting for Nonmonetary Transactions, which was based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005.  The Company will comply with this guidance for any nonmonetary transactions after the effective date for US GAAP purposes.

Effective for reporting periods beginning after April 29, 2004, the Emerging Issues Task Force ("EITF") released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets". The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes.  The Company has not been involved to date in a business combination but will comply with the Issue for U.S. GAAP purposes in the future as required.

Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, "Mining Assets: Impairment and Business Combinations".   The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset.  The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144.  An entity should also anticipate fluctuations in market prices when determining these cash flows.

The Company will comply with this Issue for U.S. GAAP purposes for any future business combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management Discussion and elsewhere in this 20-F, constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

#

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 5

Directors and Senior Management

March 24, 2005

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment

Dr. Mark O’Dea	President, Chief Executive Officer and Director	37	May 2001
Donald McInnes (1)(2)(3)	Director	41	June 2001
Oliver Lennox-King (1)(2)	Director, Chairman	56	November 2003
George Bell (1)(3)	Director	61	December 2003
Lyle Hepburn (2)(3)	Director	63	April 2004
Sean Tetzlaff	Chief Financial Officer/Corporate Secretary	36	January 2005
Rick Valenta	Chief Operating Officer / Vice President, Exploration	44	January 2005 / August 2003

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

Member of the Governance Committee

______________________________________________________________________________

Dr. Mark O’Dea: Dr. O’Dea has been the President and a Director of Fronteer since May of 2001. He has a successful track record of building practical geological foundations to help direct exploration decisions and highlight opportunities. He holds a Ph.D. in structural geology from Monash University, Australia (1996). He held a Postdoctoral Research Fellowship at Monash University from 1996 to 1997. From 1997 to 1999, Dr. O'Dea was a senior geologist with the mining and exploration division of SRK Consulting Canada. In 1999, he launched Riftore Consulting Inc. (“Riftore”), a Vancouver-based firm providing structural geology services to the mining industry. Dr. O'Dea joined the Company as President and Chief Executive Officer in May, 2001.

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

Oliver Lennox-King: Mr. Lennox-King has been a member of the Board of Directors of the Company since November 4, 2003. He has 21 years of senior experience in the mining industry with involvement in marketing and administration. He also spent 11 years as a mining analyst with a brokerage company. He has spent the last 12 years in executive positions and directorships with junior mining companies. In addition to serving as the Chairman of the Board of the Company, he also serves on the Boards of a number of Canadian resources companies including Metallica Resources, Tiomin Resources, and Dumont Nickel. He was the co-founder and Chairman of Pangea Goldfields as well as the co-founder and President of Tiomin Resources. Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd. a company listed on the TSX – Venture exchange.  He resigned as a director of this Company on February 9, 2005, immediately before a subsidiary of this company filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

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

Lyle Hepburn: Mr. Hepburn holds a Bachelor of Law degree from Queen's University, a Diploma of Business Administration from Queen's University and a Bachelor of Commerce degree from the University of Saskatchewan.  Mr. Hepburn has been practicing business and commercial law for 30 years.  He is a partner in the Toronto law firm of Beach, Hepburn LLP.  Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn’s practice has been focused primarily on advising and representing public mining and mineral exploration companies.  Mr. Hepburn is a director of Gitennes Exploration Inc., North Atlantic Resources Ltd. and Fronteer Development Corporation, all of which are mineral exploration companies listed on the Toronto Stock Exchange, and the Corporate Secretary of Aber Diamond Corporation, a diamond company listed on the Toronto Stock Exchange and NASDAQ.  He is also a director or officer of a number of private companies.  Mr. Hepburn has co-authored one book on taxation entitled "Are You Paying Too Much Tax?", and authored a second book on the operation of limited partnerships in Canada entitled "Limited Partnerships".

Sean Tetzlaff: Mr. Tetzlaff has been the Chief Financial Officer and Corporate Secretary of Fronteer since January of 2005. He holds a B. Comm from the University of British Columbia and is a Chartered Accountant. From 1995 to 1997, he was employed by Diamond Fields Resources Inc.  From 1997 to 1999 he was employed as the Chief Financial Officer of Valerie Gold Resources Inc. and Emgold Mining Corporation.  From 1999 to 2004 he was employed at KPMG LLP Chartered Accountants where he specialized in Canadian Corporate Tax, primarily advising High Technology clients.

Dr. Rick Valenta: Dr. Valenta was appointed Vice President, Exploration on August 11, 2003 and Chief Operating Officer in January 2005. He obtained his PhD in structural geology from Monash University of Australia in 1988 and thereafter was appointed Lecturer at Monash University in 1990.  Between 1995 and 2003 he worked for MIM Exploration where he held the positions of Chief Geologist, Regional Manager for Central America, and Principal Geologist for the Project Generation Group of that company.

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

#

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended December 31, 2004 was $630,410, as disclosed below in Table No. 6.

Table No. 6

Summary Compensation

Year ended December 31, 2004

________________________________________________________________________________

________________________________________________________________________________

                                                      Long-Term

                                                     Compensation

                        Annual Compensation

                                                   Awards     Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
Oliver Lennox-King, Chairman	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Bell, Director	2004	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Donald McInnes, Director	2004	Nil	Nil	Nil	250,000	Nil	Nil	$98,000(2)
Lyle Hepburn, Director	2004	Nil	Nil	Nil	300,000	Nil	Nil	Nil
Mark O Dea, President and Chief Executive Officer	2004	$142,307(3)	$50,000(3)	Nil	550,000	Nil	Nil	$174,650(2)
Rick Valenta, Chief Operating Officer and Vice President Exploration	2004	$115,453	$50,000	Nil	100,000	Nil	Nil	Nil
Sean Tetzlaff, Chief Financial Officer (1)	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Mr. Tetzlaff became Chief Financial Officer on January 4, 2005.  Mr. Tetzlaff replaced Mr. Larry Johnson, who as Chief Financial Officer was paid $71,600 in salary and bonus in fiscal 2004.

(2)

Amounts relate to the benefits realized on exercise of stock options.

(3)

Includes $35,640 of consulting fees paid to Riftore.  The bonus of $50,000 was also paid to Riftore.

________________________________________________________________________________

#

Table No. 7

Stock Option Grants in Fiscal 2004 Ended December 31, 2004

________________________________________________________________________________

________________________________________________________________________________

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Tyler Ross	100,000	3%	$0.90	01/02/2004	01/02/09	$0.90
Mathew Lennox-King	75,000	3%	$0.90	01/05/04	01/05/09	$0.90
Sundar Communications Group	200,000	7%	$1.10	04/01/04	04/01/05	$1.10
George Bell	50,000	2%	$1.00	04/06/04	04/06/09	$1.00
Larry Johnson	50,000	2%	$1.00	04/06/04	04/06/09	$1.00
Donald McInnes	100,000	3%	$1.00	04/06/04	04/06/09	$1.00
Lyle Hepburn	150,000	5%	$1.00	04/15/04	04/15/09	$1.00
Dan McIntyre	100,000	3%	$0.85	06/23/04	06/23/07	$0.85
Hugh Snyder	125,000	4%	$0.68	09/02/04	09/02/08	$0.68
Hugh Snyder	200,000	7%	$0.92	09/13/04	09/13/08	$0.92
Mark O’Dea	550,000	19%	$1.20	09/28/04	09/28/09	$1.20
George Bell	150,000	5%	$1.20	09/28/04	09/28/09	$1.20
Donald McInnes	150,000	5%	$1.20	09/28/04	09/28/09	$1.20
Lyle Hepburn	150,000	5%	$1.20	09/28/04	09/28/09	$1.20
Matthew Lennox-King	150,000	5%	$1.20	09/28/04	09/28/09	$1.20
Shelley Orford	150,000	5%	$1.20	09/28/04	09/28/09	$1.20
Rick Valenta	100,000	3%	$1.20	09/28/04	09/28/09	$1.20
Larry Johnson	100,000	3%	$1.20	09/28/04	09/28/09	$1.20
Jeff Wilson	50,000	2%	$1.20	09/28/04	09/28/09	$1.20
Brenda Hodgins	50,000	2%	$1.20	09/28/04	09/28/09	$1.20
Heidi Janz	10,000	0%	$1.20	09/28/04	09/28/09	$1.20
Ian Cunningham-Dunlop	200,000	7%	$1.60	10/22/04	10/22/09	$1.60

______________________________________________________________________________

#

The following table gives certain information concerning stock option exercises during Fiscal 2004 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2004

Fiscal Year end Unexercised Stock Options

Fiscal Year end Stock Option Values

Senior Management/Directors

________________________________________________________________________________

________________________________________________________________________________

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable (1)
Oliver Lennox-King	Nil	Nil	300,000 / Nil	$294,000 / Nil
George Bell	Nil	Nil	300,000 / Nil	$226,000 / Nil
Lyle Hepburn	Nil	Nil	300,000 / Nil	$216,000 / Nil
Donald McInnes	100,000	$98,000	350,000 / Nil	$332,000 / Nil
Mark O’Dea	174,000	$174,650	1,001,000 / Nil	$697,210 / Nil
Rick Valenta	Nil	Nil	400,000 / Nil	$383,999 / Nil
Sean Tetzlaff	Nil	Nil	Nil	Nil

________________________________________________________________________________

(1)Calculated as the difference between the Company’s closing share price on December 31, 2004 of $1.82 and the option exercise price, times the relevant number of options.

 Director Compensation.  In 2005, the Directors are to be paid a base fee of $7,500 per annum, plus $5,000 per annum if they are a member of a board committee, plus $2,500 per annum if they chair a board committee.  In 2004, there was no policy on director remuneration.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments in 2004.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., "Share Ownership" and Table No. 6 for information about stock options outstanding to Directors and Senior Management.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.

No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.

Except for the stock option program discussed in ITEM #6.E., the Company had no formal material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.  The Directors may authorize payment of a bonus to senior Management at their discretion.

Pension/Retirement Benefits.

No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

There are no Director Service contracts

6.C.3.  Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the Consolidated financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company and its subsidiaries. All auditing services and non-audit services to be provided to the Company by the Company's auditors are pre-approved by the audit committee. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, quarterly review engagements, the Company's internal accounting controls, the Code of Ethics for senior officers, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets a minimum of four times per year. The Audit Committee's Charter is attached as Exhibit 1.0.

The Company has a Compensation Committee, which recommends to the Board of Directors the amount of compensation paid to the officers of the Company and then subsequently reviews this compensation.

The Company has a Governance Committee which assists the Board in fulfilling its responsibilities by overseeing the Corporation’s corporate governance policies and making policy recommendations aimed at enhancing Board effectiveness.

6.D.  Employees

In 2004 the Company had 11 employees excluding the Senior Management.  They consist of a receptionist, 2 projects logistics managers, an accountant, six exploration geologists and an investor relations person.

In 2003 the Company had 4 employees excluding senior management.  They consisted of a receptionist, a projects logistic manager and two exploration geologists.

In 2002, the Company had no other employees.

6.E.  Share Ownership

Table No. 9 lists, as of March 24, 2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

______________________________________________________________________________

________________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mark O’Dea (1)	793,500	1.8%
Common	Oliver Lennox-King (2)	700,000	1.6%
Common	Donald McInnes (3)	350,000	0.8%
Common	George Bell (4)	300,000	0.6%
Common	Lyle R. Hepburn (5)	314,500	0.7%
Common	Rick Valenta (6)	350,000	0.7%
Common	Sean Tetzlaff (7)	200,000	0.4%
	Total Directors / Senior Management

(1)

Of these shares 761,000 are represented by currently exercisable share purchase options and 2,000 shares are owned by a company wholly owned by the beneficial owner;

(2)

Of these shares 300,000 are represented by currently exercisable share purchase options;

(3)

Of these shares 350,000 are represented by currently exercisable share purchase options;

(4)

Of these shares 300,000 are represented by currently exercisable share purchase options.

(5)

Of these shares 300,000 are represented by currently exercisable share purchase options;

(6)

Of these shares 350,000 are represented by currently exercisable share purchase options;

(7)

Of these shares 66,667 are represented by currently exercisable share purchase options and 133,333 are represented by unexercisable share purchase options.

# Based on 43,980,174 shares outstanding as of March 24, 2005

Stock Options.

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on November 21, 2001 which was amended on June 6, 2004.

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

The Plan provides that stock options may be granted to service providers for the Company.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company, or an entity controlled by the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company (any person in (a), (b), or (c) hereinafter referred to as an “Eligible Person”); and (e) any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  The terms “insider” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 6,000,000.  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable;

(b) options may be exercisable for a maximum of ten years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company under the Plan together with any other options for services may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(e) the issuance of shares to insiders of the Company may not exceed 10% of the issued and outstanding shares within a one year period

(f)

the issuance of shares to an insider of the Company and his or her associates under the Plan and all other compensation arrangements, within a one year period, may not exceed 5% of the issued and outstanding shares.

(g)

options held by an option holder who is a director, employee, or consultant may with the consent of the directors exercise such option  within 90 days after the option holder ceases to be a director, employee, or consultant, subject to an earlier expiration period thereof;

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death, with the consent of the board of directors.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of March 24, 2005.

#

Table No. 10

Stock Options Outstanding

________________________________________________________________________________

________________________________________________________________________________

Name	Shares of Common Stock	Exercise Price	Grant Date	Expiration Date
		$
Officers/Directors:
Mark O’Dea	111,000	0.11	May 7, 2001	May 8,2006
	100,000	0.84	Nov. 28, 2003	Nov. 28, 2008
	550,000	1.20	Sept. 28, 2004	Sept. 28, 2009

Donald McInnes	100,000	0.25	May 24,2001	May 24,2006
	100,000	1.00	April 6, 2004	April 6, 2009
	150,000	1.20	Sept. 28, 2004	Sept. 28, 2009

Oliver Lennox-King	100,000	0.88	Nov. 6, 2003	Nov. 6, 2008
	100,000	0.80	Nov. 12, 2003	Nov. 12, 2008
	100,000	0.84	Nov. 28, 2003	Nov. 28, 2008

George Bell	100,000	0.90	Dec. 18, 2003	Dec. 18, 2008
	50,000	1.00	April 6, 2004	April 6, 2009
	150,000	1.20	Sept. 28, 2004	Sept. 28, 2009

Lyle Hepburn	150,000	1.00	April 15 2004	April 15, 2009
	150,000	1.20	Sept. 28, 2004	Sept. 28, 2009

Rick Valenta	150,000	0.70	Aug. 7, 2003	Aug. 31, 2008
	100,000	0.84	Nov. 28, 2003	Nov. 28, 2008
	100,000	1.20	Sept. 28, 2004	Sept. 28, 2009

Sean Tetzlaff	200,000	1.85	January 4, 2005	January 31, 2010

Total Directors / Officers      2,561,000

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

The Company has one Shareholder who owns more than 5% of the issued shares.  As at March 24, 2005, David W. Tice & Associates, LLC through the Prudent Bear Fund, Prudent Global Master Fund and the Prudent Global Natural Resources Master Fund owns 3,620,691, 360,000 and 60,000 common shares respectively, or 9.2% of the common shares.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

There were no Major Shareholders owning 5% or more of the Company’s common shares in 2003 and prior years.  David W. Tice & Associates, LLC through the Prudent Bear Fund, Prudent Global Master Fund and the Prudent Global Natural Resources Master Fund acquired more than 5% of the Company in 2004.

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On February 28, 2005, the Company’s shareholders’ list showed 43,380,944 common shares outstanding and 54 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 1,768 holders of record" resident in Canada, holding 21,055,425 common shares; 1,468 “holders of record" resident in the USA, holding 17,014,453 common shares;

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

7.A.4.  Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B.  Related Party Transactions

Fiscal 2004: The Company had a consulting agreement with a corporation whose sole shareholder was Mr. Mark O’Dea, an officer and a director of the Company. By the terms of this agreement, the Company paid Mr. O’Dea $$35,640 and paid a performance bonus of $50,000 during Fiscal 2004.  On May 1, 2004 this executive officer signed an employment contract with the Company as an employee at an annual salary of $160,000.

The Company also paid legal fees totaling $35,735 to a firm of which a director is a partner.  In fiscal 2005 to March 24, 2005, the Company paid the same law firm a further $3,647.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2004 and 2003 no amounts were owed to senior management or directors.  There have been no transactions since 12/31/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- Not applicable ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of PricewaterhouseCoopers LLP and McGovern, Hurley, Cunningham LLP, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2004/2003 Ended December 31st

  Fiscal 2003/2002 Ended December 31st

  Fiscal 2002/2001 Ended December 31st

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

8.A.8.  Policy on dividend distributions

The Company has never declared or paid a dividend to its shareholders.  The Company does not have any policy on dividend distributions.

8.B.  Significant Changes

Since the date of the last annual report, December 31, 2004, the Company has issued 9,594,406 common shares as a result of a private placement financing and the exercise of warrants and stock options for gross proceeds of $15,356,518.

ITEM 9.  THE OFFER AND LISTING

9.C.  Markets

The Company's common shares trade on the Toronto Stock Exchange in Toronto, Ontario, Canada, under the symbol "FRG".  The initial public offering was effective on the TSX Venture Exchange in December of 2000. Subsequently, the Company became listed on the Toronto Stock Exchange where it began trading on July 11, 2003.

As of September 26, 2003, the Company’s common shares were listed on the Frankfurt Stock Exchange.  The trading symbol for the common shares is “FRR” and the German securities code (WKN) is 533050.

On May 12, 2004, the Company also began trading on the NASD OTC Bulletin Board under the symbol FTDGF.

Table No. 11 lists the high and low sales prices on the TSX Venture Exchange (“TSXV”) prior to July 11, 2003 and on the Toronto Stock Exchange (“TSX”) after July 11, 2003 for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years.

#

Table No. 11

TSXV (formerly the Canadian Venture Exchange)

And TSX

Common Shares Trading Activity

- Sales -

Canadian Dollars

________________________________________________________________________________

________________________________________________________________________________

Period	High	Low

Month Ended 02/28/05	$3.60	$1.78
Month Ended 01/31/05	$1.86	$1.52
Month Ended 12/31/04	$1.98	$1.56
Month Ended 11/30/04	$1.82	$1.28
Month Ended 10/31/04	$1.60	$1.23

Fiscal Year Ended December 31, 2004 (TSX)	$1.98	$0.50
Fiscal Year Ended December 31, 2003 (TSX)	$1.20	$0.45
Fiscal Year Ended 12/31/2002 (TSXV)	$1.05	$0.24
Fiscal Year Ended 12/31/2001 (TSXV)	N/A	N/A
Fiscal Year Ended 12/31/2000 (TSXV)	N/A	N/A
Fiscal Year Ended 12/31/1999 (TSXV)	N/A	N/A

Fiscal Quarter Ended 12/31/04	$1.98	$1.23
Fiscal Quarter Ended 09/30/04	$1.30	$0.50
Fiscal Quarter Ended 06/30/04	$1.10	$0.75
Fiscal Quarter Ended 03/31/04	$1.45	$0.90

Fiscal Quarter Ended 12/31/03	$1.09	$0.76
Fiscal Quarter Ended 09/30/03	$1.20	$0.55
Fiscal Quarter Ended 06/30/03	$0.75	$0.45
Fiscal Quarter Ended 03/31/03	$0.84	$0.57

______________________________________________________________________________

9.C.  Stock Exchanges Identified

The common shares trade on the Toronto Stock Exchange in Toronto, Ontario. And the Frankfurt Stock Exchange in Germany and the NASD OTC exchange in the United States.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

--- Not applicable ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

See discussion required under 10.B in the 2003 20-F.

10.C.  Material Contracts

The Company has not entered into any material contracts in the previous two years other than those listed below:

Contracts attached hereto as an exhibit.

1.

Property Agreement between the Company and Altius Minerals Corporation dated February 4, 2003 to jointly explore an area of interest in Labrador;

2.

Property option agreement dated October 19, 2004 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. to acquire the Biga Properties in Western Turkey;

3.

Agency agreement between the Company and Paradigm Capital Inc. dated June 26, 2003 pursuant to a private placement to issue up to 2,410,853 flow-through common shares at $0.65 per share and 2,500,000 Units  at $0.60 per Unit;

4.

Agency agreement between the Company and Pacific International Securities, Dundee Securities Corporation and Toll Cross Securities Inc. dated March 31, 2004, pursuant to a private placement of 9,200,000 Units at $1.10 per Unit.

5.

Agency agreement between the Company and Pacific International Securities Inc. and Toll Cross securities Inc. dated October 7, 2004 pursuant to a private placement to issue 880,000 flow-through common shares at $1.25 per share;

6.

Agency agreement between the Company and Pacific International Securities Inc. and Toll Cross Securities Inc. dated February 17, 2005 pursuant to a private placement to issue 7,270,000 Units of the Company at $1.75 per Unit

Contracts hereby incorporated by reference and previously filed with Form 20-F:

7.

Property option agreement dated April 27, 2004 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. to acquire the Agi Dagi Property in Western Turkey;

8.

Property option agreement dated May 6, 2004 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. to acquire the Kirazli Property in Western Turkey;

9.

Warrant indenture pursuant to a private placement dated February 17, 2005.

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

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder, persons with whom the U.S. holder did not deal at arm's length, or the U.S holder, together with such persons and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

A U.S. Holder who is subject to Canadian income tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it may be a passive foreign investment company for the taxable year ended December 31, 2004.  Individual investors should consult with there own tax advisors regarding the tax implications in their own situation.

10.F.  Dividends and Paying Agents

--- Not applicable ---

10.G.  Statement by Experts

--- Not applicable ---

10.H.  Document on Display

Documents referred to herein may be reviewed at the Company’s premises which are located at 1640-1066 west Hastings Street, Vancouver BC Canada V6E 3X1.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Company's functional currency is the Canadian dollar.  Its Turkish and Mexican activities are predominantly executed in U.S. dollars and Mexican Pesos; however, the Company is not subject to significant operational exposures due to fluctuations in those currencies.

The Common shares of the Company are purchased and sold in Canadian dollars. Please refer to Item 9 for more information relating to the Company's share price information and the tables relating to the U.S./Canadian dollar currency translations.

The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

INTEREST RATE SENSITIVITY

The Company currently has no significant long-term or short-term debt requiring interest payments. Thus, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

The Company's interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, as the Company has a significant cash or near-cash position, which is invested in such instruments, reductions in interest rates will reduce the interest income from these investments.

#

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- Not applicable ---

12.B.  Warrants and Rights        --- Not applicable ---

12.C.  Other Securities           --- Not applicable ---

12.D.  American Depository Shares  -- Not applicable ---

#

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

There have been no modifications to securities of any class of the Company.

ITEM 15.  CONTROLS AND PROCEDURES

(a)   The President and Chief Executive Officer and the Chief Financial Officer of the Company have reviewed the Company's disclosure controls and      procedures (as defined in 17 CFR 240.13a-15(e), and the effectiveness thereof, based on an evaluation conducted on March 15, 2005, and have concluded that such controls and procedures are effective and are adequate to support the certificates given by such officers in this document.

(b)   Not Applicable.

(c)   Not Applicable.

(d)   There have not been any significant changes in the Company's internal controls or in any other factors that could significantly affect these controls subsequent to March 15, 2005, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee consists of three unrelated directors, all of whom are financially literate and knowledgeable about the Company’s affairs.  Mr. Oliver Lennox-King is the audit committee’s financial expert member as a former qualified accountant with 20 years experience in the mining industry. He also spent 11 years as a mining analyst with a brokerage company and has spent the last 12 years in executive positions and directorships with junior mining companies. In addition to serving as the Chairman of the Board of Fronteer Development, he also serves on the Boards of a number of Canadian resources companies including Metallica Resources, Tiomin Resources, and Dumont Nickel. He was the co-founder and Chairman of Pangea Goldfields as well as the co-founder and President of Tiomin Resources.

ITEM 16B.  CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers of the Company. This code of ethics is filed as an exhibit to this Form 20-F.  A copy of the code of ethics can be obtained from the Company by making a request in writing addressed to the Corporate Secretary and mailing such request to 1640-1066 West Hastings Street, Vancouver B.C. Canada V6E 3X1.

The code of ethics was adopted on March 24, 2005.

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

Fees, including reimbursements for expenses, for professional services rendered by PricewaterhouseCoopers LLP in 2004 and McGovern Hurley Cunningham, the Company’s auditors in 2003 to the Company were:

______________________________________________________________________________

Fiscal Year ended December 31, 2004 and 2003 Principal Accountant Fees and Services	Fiscal Year 2004	Fiscal Year 2003

Audit Fees	$20,000	$25,000
Audit Related Fees	$3,000	$21,800
Tax Fees	$8,500	$5,000
All Other Fees	_$3,000	___ $nil
Total	$34,500	$40,520

______________________________________________________________________________

Audit related fees relate to services provided to review the Company’s interim financial statements and related disclosures.

Tax fees in 2003 relate to the preparation of income tax returns for the Company and its Canadian subsidiaries.  Tax fees in 2004 relate to assistance with establishing an international corporate structure to hold the Company’s investments in Turkey and Mexico.

All other fees relate to attendance at a course on the Sarbanes Oxley Act of 2004 and related internal control documentation requirements.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

--- Not applicable ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

#

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of PricewaterhouseCoopers LLP and McGovern Hurley Cunningham, are included herein immediately preceding the audited financial statements.

Audited Year End Financial Statements

December 31, 2004/2003/2002

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

Exhibit Number
Audit Committee Charter	1.0
Code of Ethics for Senior Financial Officers	2.0
Property Agreement between the Company and Altius Minerals Corporation dated February 4, 2003 to jointly explore an area of interest in Labrador.	3.0
Property option agreement dated October 19, 2004 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. to acquire the Biga Properties in Western Turkey.	4.0
Agency agreement between the Company and Paradigm Capital Inc. dated June 26, 2003 pursuant to a private placement to issue up to 2,410,853 flow-through common shares at $0.65 per share and 2,500,000 Units at $0.60 per Unit.	5.0
Agency agreement between the Company and Pacific International Securities, Dundee Securities Corporation and Toll Cross Securities Inc. dated March 31, 2004, pursuant to a private placement of 9,200,000 Units at $1.10 per Unit.	6.0
Agency agreement between the Company and Pacific International Securities Inc. and Toll Cross securities Inc. dated October 7, 2004 pursuant to a private placement to issue 880,000 flow-through common shares at $1.25 per share.	7.0
Agency agreement between the Company and Pacific International Securities Inc. and Toll Cross Securities Inc. dated February 17, 2005 pursuant to a private placement to issue 7,270,000 Units of the Company at $1.75 per Unit.	8.0
List of Subsidiaries	9.0
302 Certification	10.0
906 Certification	11.0

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

(Expressed in Canadian Dollars)

#

Independent Auditors’ Report

To the Shareholders of

Fronteer Development Group Inc.

We have audited the consolidated balance sheet of Fronteer Development Group Inc. as at December 31, 2004 and the consolidated statements of loss and deficit, cash flows and shareholders’ equity for the year ended December 31, 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the years ended December 31, 2003 and December 31, 2002 were examined by another auditor who expressed an opinion without reservation on those statements in their report dated April 7, 2004.

Chartered Accountants

Vancouver, B.C., Canada

March 14, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in note 18 to the financial statements. Our report to the shareholders dated March 14, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, B.C., Canada

March 14, 2005

AUDITORS’ REPORT

To the Shareholders of

FRONTEER DEVELOPMENT GROUP INC.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Fronteer Development Group Inc. (An Exploration Stage Company) as at December 31, 2003 and 2002 and the consolidated statements of operations, cash flows and shareholders’ equity for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants

TORONTO, Canada

April 7, 2004

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

2004

2003

(Expressed in Canadian Dollars)

$

$

ASSETS

CURRENT

Cash and short-term deposits (Note 3)

9,574,921

3,397,338

Available for sale investments (Note 4)

39,600

-

Accounts receivable and other (Note 5)

155,654

107,134

9,770,175

3,504,472

EQUIPMENT (Note 7)

166,141

67,306

LONG-TERM INVESTMENTS (Note 6)

-

46,000

EXPLORATION PROPERTIES AND DEFERRED

EXPLORATION EXPENDITURES (Note 8)

4,622,292

914,516

14,558,608

4,532,294

LIABILITIES

CURRENT

Accounts payable and accrued liabilities

447,144

97,573

SHAREHOLDERS' EQUITY

SHARE CAPITAL

Authorized

Unlimited number of common shares without par value

Issued

34,071,143 common shares (2003 - 21,334,968)

15,927,322

4,743,074

CONTRIBUTED SURPLUS (Note 10b)

2,363,414

58,501

WARRANTS (Note 10c)

1,253,303

360,883

ACCUMULATED DEFICIT

(5,432,575)

(727,737)

14,111,464

4,434,721

14,558,608

4,532,294

Subsequent events (Note 16)

Commitments (Notes 8, 13)

Approved by the Board of Directors:

"Oliver Lennox-King"

"George Bell"

Director

Director

See accompanying notes to the consolidated financial statements

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31

2004

2003

2002

(Expressed in Canadian Dollars)

$

$

$

OPERATING EXPENSES

Stock-based compensation (Notes 10b & 18)

2,179,744

56,900

20,875

Promotion and advertising

1,138,698

164,946

84,066

Wages and benefits

375,004

6,039

   -

Write-down of exploration properties

251,421

4,549

-

Investor relations

201,207

275,366

49,798

Property investigation (Note 15)

143,970

101,479

17,438

Management fees (Note 15)

133,083

166,640

62,048

Rent

70,830

42,660

18,410

Office and general

69,968

49,167

26,302

Legal

66,220

54,955

28,904

Accounting and audit

60,074

60,871

56,063

Listing and filing fees

49,103

114,913

45,070

Amortization

45,794

14,131

7,327

Consulting fees

8,695

450

-

Recovery of expenses

(198,617)

-

-

LOSS FOR THE YEAR FROM OPERATIONS

4,595,194

1,113,066

416,301

OTHER INCOME (EXPENSE)

Interest income

188,130

53,968

10,497

Write-down of available for sale investments (Note 4)

(15,000)

-

-

Loss on sale of investments

(11,024)

-

-

162,106

53,968

10,497

LOSS FOR THE YEAR BEFORE INCOME TAXES

AND DISCONTINUED OPERATIONS

4,433,088

1,059,098

405,804

Current income tax expense (Note 9)

23,508

-

-

Future income tax recovery (Note 9)

-

(611,240)

(129,600)

23,508

(611,240)

(129,600)

LOSS FOR THE YEAR BEFORE DISCONTINUED

 OPERATIONS

4,456,596

447,858

276,204

LOSS FROM DISCONTINUED OPERATIONS

(Note 17)

(6,148)

(23,000)

(12,666)

NET LOSS FOR THE YEAR

4,462,744

470,858

288,870

(DEFICIT), BEGINNING OF YEAR

As previously reported

(727,737)

(256,879)

31,991

Adjustment to prior periods due to change in

 accounting policy (Note 18)

(242,094)

-

-

As restated

(969,831)

(256,879)

31,991

(DEFICIT), END OF PERIOD

(5,432,575)

(727,737)

(256,879)

Basic and diluted loss per share (Note 11)

0.15

0.02

0.02

Weighted average shares outstanding (Note 11)

29,076,392

21,334,968

13,241,420

#

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

2004

2003

2002

(Expressed in Canadian Dollars)

$

$

$

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss before discontinued operations

(4,456,596)

(447,858)

(276,204)

Charges to income not involving cash:

Future income tax (recovery)

-

(611,240)

(129,600)

Stock-based compensation

2,179,744

56,900

20,875

Write-down of explorations properties

251,421

4,549

-

Amortization

45,794

14,131

7,327

Loss on sale of investments

11,024

-

-

Loss on write-down of short-term investments

15,000

-

-

(1,953,613)

(983,518)

(377,602)

Changes in current assets and liabilities:

   (Increase) decrease in sundry receivables and

     prepaid expenses

(48,520)

(5,118)

402

   Increase (decrease) in accounts payable and

     accrued liabilities

349,572

6,374

(88,780)

   Decrease in real estate properties under

     development

-

-

113,103

Net cash used in operating activities

(1,652,561)

(982,262)

(352,877)

CASH FLOWS FROM FINANCING ACTIVITIES

   Issuance of common shares for cash

8,647,688

1,404,825

958,510

   Issuance of flow-through shares for cash

1,100,000

1,567,275

288,040

   Issuance of warrants for cash

950,612

265,400

191,000

   Warrants exercised

1,020,514

657,611

-

   Options exercised

336,721

84,163

-

   Share issue costs

(698,293)

(304,518)

(99,854)

Net cash provided by financing activities

11,357,242

3,674,756

1,337,696

INVESTING ACTIVITIES

   Purchase of  short-term deposits

(7,086,705)

(3,251,290)

(806,105)

   Proceeds from GIC investments

3,251,290

806,105

-

   Purchase of equipment

(144,629)

(44,037)

(34,158)

   Interest in exploration properties and deferred

     exploration expenditures

(5,554,782)

(1,180,066)

(868,618)

Recovery of deferred exploration expenditures

2,143,485

904,529

431,126

Proceeds from sale of investments

34,976

-

-

Net cash used in investing activities

(7,356,365)

(2,764,759)

(1,277,755)

Increase (decrease) in cash and cash equivalents

2,348,316

(72,265)

(292,936)

Cash flows from discontinued operations

(6,334)

(22,833)

(58,795)

CASH AND CASH EQUIVALENTS,

   Beginning of period

99,892

194,990

546,721

CASH AND CASH EQUIVALENTS,

End of period

2,441,874

99,892

194,990

NON CASH FINANCING AND INVESTING ACTIVITIES:

Common stock issued for interest in

   exploration properties

602,500

126,900

24,000

Common stock issued for commission

195,432

-

23,800

Warrants issued for commission

170,429

49,300

44,965

Value of shares received from optionees

54,600

9,000

17,000

See accompanying notes to the consolidated financial statements

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31

Total

           Contributed

shareholders'

Capital Stock

Surplus

Warrants

Deficit

equity

(Expressed in Canadian Dollars)

#

$

$

$

$

$

Balance, December 31, 2001	11,886,645	662,171	-	-	31,991	694,162
Issued for cash	2,162,000	958,510	-	-	-	958,510
Flow-through shares issued for cash	553,667	288,040	-	-	-	288,040
Issued for interest in exploration property	40,000	24,000	-	-	-	24,000
Issued for services rendered	70,000	23,800	-	-	-	23,800
Renunciation of flow-through expenditures	-	(129,600)	-	-	-	(129,600)
Share issue costs	-	(168,619)	-	-	-	(168,619)
Stock-based compensation	-	-	20,875	-	-	20,875
Warrants granted	-	-	-	235,965	-	235,965
Net loss	-	-	-	-	(288,870)	(288,870)
Balance, December 31, 2002	14,712,312	1,658,302	20,875	235,965	(256,879)	1,658,263
Issued for cash	2,862,875	1,404,825	-	-	-	1,404,825
Flow-through shares issued for cash	2,411,193	1,567,275	-	-	-	1,567,275
Warrants exercised	974,733	823,701	-	(166,090)	-	657,611
Warrants granted	-	-	-	314,700	-	314,700
Warrants expired	-	-	2,392	(2,392)	-	-
Stock options exercised	183,329	105,829	(21,666)	-	-	84,163
Issued for interest in exploration property	190,526	126,900	-	-	-	126,900
Renunciation of flow-through expenditures	-	(611,240)	-	-	-	(611,240)
Share issue costs - warrants	-	(28,000)	-	(21,300)	-	(49,300)
Share issue costs - cash paid	-	(304,518)	-	-	-	(304,518)
Stock-based compensation	-	-	56,900	-	-	56,900
Net loss	-	-	-	-	(470,858)	(470,858)
Balance, December 31, 2003	21,334,968	4,743,074	58,501	360,883	(727,737)	4,434,721
Issued for cash	8,896,208	8,647,688	-	-	-	8,647,688
Flow-through shares issued for cash	900,740	1,100,000	-	-	-	1,100,000
Warrants exercised	1,566,897	1,249,137	-	(228,622)	-	1,020,515
Warrants granted	-	-	-	1,121,042	-	1,121,042
Stock options exercised	832,330	453,646	(116,925)	-	-	336,721
Issued for interest in exploration property	540,000	602,500	-	-	-	602,500
Share issue costs - warrants	-	(170,429)	-	-	-	(170,429)
Share issue costs - cash paid	-	(698,294)	-	-	-	(698,294)
Stock-based compensation	-	-	2,421,838	-	-	2,421,838
Change in accounting policy	-	-	-	-	(242,094)	(242,094)
Net loss	-	-	-	-	(4,462,744)	(4,462,744)
Balance, December 31, 2004	34,071,143	15,927,322	2,363,414	1,253,303	(5,432,575)	14,111,464

See accompanying notes to the consolidated financial statements

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

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

The Company is involved in the acquisition, exploration and development of natural resource properties and has not yet determined whether these properties contain resources that are economically recoverable.  The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and their future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis (See Note 8).

All direct costs associated with exploration properties are capitalized as incurred.  If the property proceeds to development, these costs become part of pre-production and development costs of the mine.  If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.

2.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year.  These policies conform, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as discussed in Note 20.  Outlined below are those policies considered particularly significant.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Fronteer de Mexico, S.A. de C.V., and the Company's proportionate share of the assets, liabilities, operations and cash flow of Berkley Homes (Pickering) Inc., a joint venture formed to build residential homes in Ontario.

Cash and cash equivalents:

Cash and equivalents comprise cash on hand and short-term investments which generally mature within three months from the date of acquisition. These investments are liquid and can be converted to cash at any time.  The investments are held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

Short-term deposits

Short-term deposits consist of surplus cash invested in guaranteed investment certificates with maturities of less than one year, but more than three months at the time of acquisition.  These investments are liquid and can be converted to cash at any time.  The balance is carried at fair market value, which includes interest accrued on the investment.

Available for sale investments

The available for sale investments consist of shares of public companies that the Company expects to sell in the near future.  The investments are recorded at the lower of cost or fair market value.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Term Investments:

Investments in corporations in which the Company has significant influence are accounted for by the equity method, by which the original cost of the shares is adjusted for the Company's share of earnings or losses less dividends since significant influence was acquired.  Portfolio investments are carried at cost.  All long-term investments are written down to their estimated fair market value when there is evidence of a permanent decline below their carried value other than a temporary impairment.

Equipment and Amortization:

Equipment is recorded at cost.  The equipment noted below is amortized over its estimated useful lives using the following rates and methods:

Computer equipment

30%

Declining balance

Computer software

100%

Straight line

Field equipment

20%

Declining balance

Furniture and fixtures

20%

Declining balance

Exploration Properties and Deferred Exploration Expenditures:

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or no longer deemed to be significant with respect to their mineral potential. On the commencement of commercial production, the deferred costs will be charged to operations on the units-of-production method based upon estimated recoverable proven and probable reserves. Any deferred costs relating to properties which are sold or no longer deemed to be significant with respect to their mineral potential are written off in the period in which they are sold or such determination of prospectivity is made. General exploration expenditures are charged to operations in the period they are incurred.  The Company recognizes the payment or receipt of payment required under option agreements when paid.

The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

Effective January 1, 2004, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (“CICA”) relating to impairment of long lived assets.  Prior to this adoption, impairment charges were determined using non-discounted estimated net recoverable amounts.  There was no impact on the financial statements resulting from the implementation of this new standard.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  An impairment loss is recognized when the asset-carrying value exceeds net recoverable amount.  Net recoverable amount is generally determined using estimated undiscounted future cash flows.  An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset.  An impairment loss is measured and recorded based on the estimated fair value of the assets.  Assumptions underlying future cash flow estimates are subject to risks and uncertainties.  Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

Asset Retirement Obligations:

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.  A future income tax liability is recognized, and the shareholders' equity reduced, on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

The Company may also recognize the benefit of previously unrecognized future income tax assets relating to non capital loss carryforwards to offset the future income tax liability arising on the renouncement.  The corresponding credit reduces income tax expense.

Stock-Based Compensation:

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is generally established at the date of grant using a Black Scholes option pricing model and the compensation expense, equal to the option's fair value, is then recognized over the option's vesting periods.

The Company has an employee stock option plan.  In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis without restatement, in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  The fair value of options granted after January 1, 2002, but before January 1, 2004 has been recorded as an adjustment to opening deficit.  Effective January 1, 2004, the fair value of all stock options granted are recorded as a charge to operations as the stock options vest and a credit to options in shareholders' equity.  Any consideration paid on the exercise of stock options is credited directly to share capital.

Use of Estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of revenues and expenses during the reporting period.  Areas requiring the use of management estimates include the rates for amortization of capital assets, the carrying value of mineral properties and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates.  Management believes that the estimates are reasonable.

Income Taxes:

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases ("temporary differences") and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation

These consolidated financial statements are denominated in Canadian dollars, the Company's functional currency.  Amounts denominated in foreign currencies are translated into Canadian dollars as follows:

 i.    monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

 ii.   non-monetary assets at historical rates;

iii. revenue and expense items at the average rates for the period, except for depreciation and    amortization which are based on historical rates.

The net effect of the foreign currency translation is included in the statement of deficit.

Basic and diluted loss per share

Loss per share is presented for basic and diluted loss. Basic loss per share is computed by dividing net loss by the weighted average number of outstanding common shares for the year. The Company follows the "treasury stock" method in the calculation of diluted loss per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options be exercised and the proceeds used to repurchase common shares at the weighted average market price in the period.  All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share.

3.  CASH AND SHORT-TERM DEPOSITS

	2004	2003
	$	$
Cash on account	2,441,874	99,892
Restricted cash	46,342	46,156
Short-term deposits	7,086,705	3,251,290
	9,574,921	3,397,338

The restricted cash consists of GIC investments pledged to secure letters of credit outstanding regarding the residential properties previously built and sold.  The short-term deposits are GIC investments that are carried at fair market value, have maturity dates ranging from January 5, 2005 to July 8, 2005 and have a weighted average interest rate of 2.55% (2003 - 2.70%).

4. AVAILABLE FOR SALE INVESTMENTS

	2004		2003
	Carrying value $	FMV $	Carrying value $	FMV $
Alberta Star Development Corp. - 100,000 shares	21,000	21,000	-	-
Trade Wind Ventures Inc. - 15,000 shares	18,600	19,500	-	-
	39,600	40,500	-	-

The investment in Alberta Star Development Corp. was written down to fair market value at December 31, 2004.  Accordingly, a loss of $15,000 was charged to the Statement of Operations and Deficit.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

5.  ACCOUNTS RECEIVABLE AND OTHER

	2004	2003
	$	$
Accounts receivable - Project partners	77,874	31,822
Accounts receivable - Other	31,526	23,932
Prepaids	46,254	51,380
	155,654	107,134

6.  LONG-TERM INVESTMENTS

Pursuant to an exploration property option agreement referred to in Note 8d, the Company received 50,000 common shares to December 31, 2003, valued at $9,000.  Pursuant to another agreement referred to in Note 8e, the Company received a total of 200,000 common shares to December 31, 2003, valued at $37,000.  The quoted market value of these common shares as at December 31, 2003 was $49,500.

7.  EQUIPMENT

	Cost	2004 Accumulated Amortization	Net Book Value	Cost	2003 Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
Computer equipment	67,973	26,955	41,018	43,010	14,762	28,248
Computer software	37,028	19,349	17,679	6,087	1,669	4,418
Field equipment	104,030	14,249	89,781	15,273	2,771	12,502
Furniture & fixtures	26,895	10,850	16,045	26,895	6,838	20,057
Leasehold improvements	2,312	694	1,618	2,312	231	2,081
	238,238	72,097	166,141	93,577	26,271	67,306

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

8.  EXPLORATION PROPERTIES

Properties	Total December 31, 2003 $	Additions $	(Recoveries) $	(Write-downs) $	Total December 31, 2004 $
Turkey (Note 8a)
General Turkey	-	32,830	-	-	32,830
Agi Dagi	-	1,848,593	-	-	1,848,593
Biga	-	1,582	-	-	1,582
Kirazli	-	639,219	-	-	639,219
	-	2,522,224	-	-	2,522,224
Labrador Properties (Note 8b)
General Labrador	75,277	693,619	(220,447)	-	548,449
Burnt Lake	1,435	-	-	-	1,435
Croteau	2,279	-	-	-	2,279
Emben	1,604	-	-	-	1,604
Letitia	1,931	-	-	-	1,931
Michelin	11,565	-	-	-	11,565
Micmac Lake	180	-	-	-	180
Posthill	9,525	-	-	-	9,525
Storm	2,502	-	-	-	2,502
	106,298	693,619	(220,447)	-	579,470
Northwest Territories Properties:
Properties optioned to Northwestern Mineral Ventures (Note 8c)
General Bear	3,247	-	-	-	3,247
Achook	91,012	-	-	-	91,012
Conjuror	103,068	9,824	-	(112,892)	-
Flex	55,607	492	-	-	56,099
McPhoo	64,127	-	-	-	64,127
Longtom	-	903,591	(505,712)	-	397,879
	317,061	913,907	(505,712)	(112,892)	612,364
Ontario Properties:
Optioned to Alberta Star (Note 8d)
Dixie Lake	286,624	1,073,494	(1,104,949)	-	255,169
Optioned to Red Lake Resources (Note 8e)
General Uchi	2,693	-		-	2,693
Grace Lake	1	-		-	1
Mink Lake	1	354	-	-	355
Sol d'Or	1	594,993	(283,839)	-	311,155
Swain East	1	206	-	-	207
	2,697	595,553	(283,839)	-	314,411
Other (Notes 8f & 8g)
Balmer	123,676	8,941	-	(132,616)	1
Birch Island	-	-	-	-	-
Found Lake	4,153	-	-	(4,153)	-
Hurley	1,666	-	-	(1,666)	-
Portage	3,501	599,739	(476,099)	-	127,141
Sandy Point	55,809	78	(28,600)	-	27,287
Shabu	55	39	-	(94)	-
Shanty Bay	4,284	-	-	-	4,284
Woman Lake	8,692	51,540	-	-	60,232
	201,836	660,337	(504,699)	(138,529)	218,945
	491,157	2,329,384	(1,893,487)	(138,529)	788,525
Mexico (Note 8h)	-	119,709	-	-	119,709
	914,516	6,578,843	(2,619,646)	(251,421)	4,622,292

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

8.  EXPLORATION PROPERTIES (Continued)

	Turkey	Labrador	NWT	Ontario	Mexico	Total
	$	$	$	$	$	$
December 31, 2003	-	106,298	317,061	491,157	-	914,516
2004 Expenditures
Acquisition costs	550,000	50,225	17,741	84,520	117,742	820,228
Assaying & geochemical	15,436	10,375	23,470	129,949	-	179,230
Camp costs	202,851	16,697	100,782	566,791	-	887,121
Drilling	678,446	-	448,939	709,227	-	1,836,612
Geophysics	-	311,888	3,278	21,767	-	336,933
Transportation	67,162	144,595	203,846	303,161	-	718,764
Wages, consulting and management fees	608,533	148,260	107,628	499,110	1,331	1,364,862
Other	399,796	11,579	8,223	14,859	636	435,093
	2,522,224	693,619	913,907	2,329,384	119,709	6,578,843
Recoveries	-	(220,447)	(505,712)	(1,893,487)	-	(2,619,646)
Exploration costs written-off	-	-	(112,892)	(138,529)	-	(251,421)
	2,522,224	473,172	295,303	297,368	119,709	3,707,776
December 31, 2004	2,522,224	579,470	612,364	788,525	119,709	4,622,292

a)

Turkey

In February 2004, the Company signed a letter of intent with Teck Cominco's Turkish subsidiary ("Teck Cominco") to acquire a 100% interest in five epithermal gold properties located in Western Turkey. The Company completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Letters of Agreement on three properties, the Agi Dagi Property, the Kirazli Property and the Biga Properties respectively.  Under the terms of the option agreements, the Company issued to Teck Cominco a total of U.S. $500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties.

To earn its 100% interest on the Agi Dagi Project, the Company must spend U.S. $5 million on exploration and issue 350,000 additional shares over four years.  To earn its 100% interest on the Kirazli Property, the Company must spend U.S. $3 million in exploration and issue 200,000 additional shares over four years.

Upon the Company earning its 100% interest, Teck Cominco will retain a Net Smelter Return Royalty of 1% on the Agi Dagi Project and 2% on the Kirazli Project. In consideration of the preliminary ounces currently outlined on the properties, the Company will also pay to Teck Cominco, within sixty days following commencement of commercial production, a production bonus of U.S. $10 per ounce for every ounce produced, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the currently defined resource areas. If Teck Cominco does not back-in (see below) to the Agi Dagi Project, it may elect to have the 600,000 ounces currently outlined, subject to either the production bonus or the 1% NSR, but not both.

At any time prior to the Company earning its 100% interest, Teck Cominco may elect to retain a 60% interest in each project, independently, by spending the greater of two times the Company's accrued expenditure at the time of its election to back-in; or, $U.S. 5.0 million (for Agi Dagi); or, $U.S.3.0 million (for Kirazli).

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

8.  EXPLORATION PROPERTIES (Continued)

a)

Turkey (continued)

Teck Cominco must spend the foregoing amounts within two years of electing to back in with at least 50% spent in year one. If Teck Cominco earns back an interest it will relinquish its NSR royalty. Teck Cominco may earn an additional 10% interest in either project by completing a final feasibility study within 4 years of meeting its expenditure commitment above and by arranging project financing for the Company's 30% portion of the production capital costs.

Up to 60 days after the Company earns its 100% interest, Teck Cominco may elect to back-in for a 60% interest in each project, independently, by spending U.S. $10 million for Agi Dagi and U.S. $6.0 million for Kirazli. Teck Cominco must spend the foregoing amounts over two years and complete a final feasibility study within 5 years of electing to back-in. Teck Cominco may also earn an additional 10% interest by arranging project financing for the Company's 30% portion of the production capital costs. Teck Cominco relinquishes its NSR royalty upon earning back an interest in a project.

To earn a 100% interest in the Biga Properties, the Company must incur U.S. $2 million on exploration over four years, with a first year firm commitment of U.S. $200,000.   Upon earning 100% interest, Teck Cominco will retain a Net Smelter Return Royalty of 1% on the properties.

Anytime prior to the Company earning a 100% interest in the Biga Properties, Teck Cominco may back-in for a 60% interest in any designated project by spending, over a three year period, 3.5 times the Company's accrued expenditure, with 50% or more being spent in year one.  Up to 60 days after the Company earns a 100% interest, Teck Cominco may back-in for a 60% interest in any designated project by spending U.S. $4 million over 3 years, with 50% or more spent in year one.  In both cases Teck Cominco must also complete a feasibility study (to bankable standards) within 5 years of electing to back-in. Upon back-in, Teck Cominco relinquishes its NSR royalty.

Teck Cominco may earn an additional 10% interest (70%) by arranging project financing for the Company's 30% portion of the production capital costs.

b)

Labrador Properties, NFLD; (Alliance with Altius Minerals Corporation)

On February 5, 2003 the Company and Altius Minerals formed an alliance to explore for iron-oxide, uranium, copper-gold deposits in central Labrador.  The alliance shares all acquisition and exploration costs on a 50-50 basis at cost, and will remain in effect as long as the jointly staked claims remain in good standing.  The parties share operatorship.

 c)

Northwest Territories Properties, NWT; (Northwestern Mineral Ventures Option Agreement)

The Company entered into an option agreement on October 4, 2002 with Phelps Dodge Corporation of Canada Ltd. ("PDC") to earn a 100% interest in the Conjuror Property, consisting of 5 claims in the Bear Province of the Northwest Territories.

On September 26, 2003, the Company granted to Northwestern Mineral Ventures Inc. an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company  $20,000 on signing, completing $5 million in exploration work by September 26, 2008 and making additional cash payments of $250,000 over 5 years.  On May 25, 2004, the parties agreed to include the Longtom properties in the option agreement.

The Company and its partner have decided not to proceed further with exploration on the Conjuror claims and accordingly the Company has written-off $112,891 of deferred exploration expenditures.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

8.  EXPLORATION PROPERTIES (Continued)

d)

Dixie Lake Property, Ontario; (Alberta Star Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm's length vendor an option to earn a 100% interest in the Dixie Lake Property, which consists of 51 claims situated in the Dixie Lake area of Ontario.  The Company can earn its interest by making staged cash payments totaling $80,000 over a four-year period and issuing 200,000 common shares (150,000 issued) over a three-year period.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $1,000,000.

On September 22, 2003, the Company granted an option to Alberta Star Development Corp. ("Alberta Star'), to earn up to a 50% interest in the Property by paying an initial $10,000 (paid), issuing 50,000 common shares of Alberta Star ($9,000 paid in lieu), completing $2 million in exploration work by September 22, 2006, making further annual cash payments totaling $125,000, and annual share issuances totaling 300,000 common shares of Alberta Star over a three year period ending in September, 2006.  In addition to the above, Alberta Star is responsible for all cash payments to the underlying property vendor, during the option period.  The Company is the operator of the project. The Company incurs all costs and recovers the costs from Alberta Star until such time as Alberta Star has earned into the project.

 e)

Sol D'Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. ("RLR") an option to earn a 50% interest in the Properties (Sol D'Or, Swain East, Grace Lake and Mink Lake), by completing $750,000 in exploration work before April 3, 2004, making cash payments totaling $60,000 and issuing 200,000 shares of Red Lake Resources Inc.

During 2003 Red Lake Resources Inc. completed its $750,000 work commitment under the option agreement, which has been credited to Exploration Properties, and has also issued the 200,000 shares.  On January 14, 2004, RLR paid the final $30,000 option payment to the Company thereby earning its 50% interest in the Properties.  RLR's interest was subsequently diluted to 48% when it failed to fund its full 50% share of the 2004 exploration program.  The Company and RLR have no immediate exploration plans for the properties.

f)

Portage, Ontario; (Placer Dome Inc. Option Agreement)

Placer Dome Inc. ("Placer"), which acquired AurionGold on December 31, 2002 and agreed to take over AurionGold's commitment with respect to the Portage Property. During 2004, Placer Dome decided to drop the option on the Portage Property.  The Company continues to look for a new joint-venture partner who will undertake further exploration of this asset.

g)

Other Properties, Ontario

The Company holds various other exploration properties in the Birch-Uchi Belt of northwestern Ontario located approximately 100 kilometres east-northeast of Red Lake.

The Company entered into an agreement on November 5, 2001 to acquire from an arm's length vendor an option to earn a 100% interest in the Woman Lake Property, which is situated immediately adjacent to one of the Birch Properties.  The Woman Lake Property consists of three leased mining claims and six staked units.  The Company earned its 100% interest by making staged cash payments totaling $21,500 and issuing 90,000 common shares.  The terms of the option allow the vendor to retain a 2% net smelter return interest, of which the Company can purchase one-half of the 2% for $750,000.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

8.  EXPLORATION PROPERTIES (Continued)

g)

Other Properties, Ontario (continued)

The Company entered into an agreement on May 31, 2002 to acquire from an arm's length vendor an option to earn a 100% interest in the Spot Lake Property, which now forms part of the Balmer Property.  During 2004 a decision was made to abandon this property.  Accordingly, the deferred exploration expenditures associated with this property were written-off with the Balmer property.

On November 12, 2003, the Company entered into an agreement to acquire from Jilbey Gold Exploration Ltd. ("Jilbey"), an arm's length vendor, an option to earn a 90% interest in the Skinner Township Property, which is contiguous to the Portage Property and included with its results.  The Property consists of two claims.  The Company can earn its interest in the Property by reimbursing the staking costs up to a maximum of $2,000 and completing $500,000 in exploration work by December 31, 2007.  Upon fulfilling these requirements, a participating joint venture will be formed with Jilbey holding 10% and the Company 90%.  The Company will be designated as the operator during the earn-in phase.

On April 20, 2004, the Company was granted an option by Ruza Resources Ltd.  ("Ruza") to acquire a 100% interest in two claims, 1241562 and 1241568 which are contiguous with the Portage Property. The Company can earn its interest by making cash payments of $30,000 ($5,000 paid) and issuing 25,000 common shares over a two year period and performing assessment work of $8,400.  Ruza will retain a 2% net smelter return royalty.

On September 2, 2004, the Company granted an option to Trade Winds Ventures Inc. ("Trade Winds") to acquire up to 60% and 70% respectively on two unpatented claims staked by the Company near Birch Lake Sandy point area, by paying to the Company $60,000 ($10,000 paid) and issuing 100,000 (15,000 issued) common shares over three years and incurring $1,000,000 in exploration expenditures over a four year period.  Trade Winds can earn an additional 10% interest upon earning its 60% interest in one of the claims by incurring a further $600,000 in exploration expenditures by August 31, 2010.  The Company will retain a 2% net smelter royalty in the properties.  Trade Winds can acquire 1% of the net smelter royalty by paying the Company $1,000,000.

h)

Mexico

The Company has also conducted property investigation in Mexico and has conducted staking of certain property, located in the state of Chiapas.  The Company has incorporated a Mexican subsidiary to undertake further exploration on this property.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

9.  INCOME TAXES

a)

Provision for Income Taxes

The recovery of income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 34.9% (2003 - 39%; 2002 - 39%).

	2004 $	2003 $	2002 $
Loss before taxes	(4,433,088)	(1,059,098)	(405,804)
Expected income tax recovery	1,664,659	422,000	163,200
Adjustments to benefit resulting from:
Permanent differences and other, primarily relating to stock based compensation	(558,933)	(22,200)	(8,100)
Part XII.6 tax	(23,508)	-	-
Future tax assets not previously recognized	-	571,040	111,960
Change in valuation allowance	(1,105,726)	(359,600)	(137,460)
Income tax (expense) recovery	(23,508)	611,240	129,600

b)

Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2004 $	2003 $	2002 $
Future income tax assets (liabilities):
Non-capital losses carried forward	526,232	74,146	34,000
Equipment	26,866	9,837	4,300
Share issue costs	288,961	145,460	56,000
Temporary investments	5,340	-	-
Resource expenses	289,707	(198,063)	18,900
Valuation allowance	(1,137,106)	(31,380)	(113,200)
	-	-	-

As at December 31, 2004, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,478,181.  The potential income tax benefit of these losses has been offset by a valuation allowance.  These losses, if unutilized will expire as follows:

Year

Amount

$

2007

76,400

2008

10,595

2010

115,582

2014

1,275,604

1,478,181

As at December 31, 2004, the Company has approximately $2,078,749, $333,683 and $2,712,489 of Canadian exploration expenses, Canadian development expenses and Foreign resource expenses respectively, which, under certain circumstances, may be utilized to reduce taxable income of future years.  The potential income tax benefit of these losses has been offset by a valuation allowance.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

10.  SHARE CAPITAL

a)

Stock Option Plan:

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company, options to acquire common shares in such numbers and for such terms as may be determined by the Board.  The aggregate number of common shares reserved for issuance under the stock option plan is 6,000,000.  The options are non-assignable and may be granted for a term not exceeding five years.  The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

A summary of changes in stock options is as follows:

Weighted

Number of

average

options

exercise price

Balance at December 31, 2001

1,525,000

0.16

Granted

500,000

0.62

Balance at December 31, 2002

2,025,000

0.27

Granted

1,425,000

0.78

Exercised

(183,329)

0.46

Forfeited

(341,671)

0.60

Balance at December 31, 2003

2,925,000

0.47

Granted

2,960,000

1.13

Exercised

(832,330)

0.40

Forfeited

(416,670)

0.87

Balance at December 31, 2004

4,636,000

0.86

Options exercisable at December 31, 2004 are 4,158,500 (2003 - 1,791,664).

At December 31, 2004 the Company had incentive stock options issued to directors, officers, employees and key consultants of the Company outstanding as follows:

Range of Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price $
$0.11 to $0.49	951,000	5.0 years	0.14
$0.50 to $0.99	1,525,000	4.8 years	0.81
$1.00 to $1.49	1,960,000	5.0 years	1.16
$1.50 to $2.00	200,000	5.0 years	1.60
	4,636,000	4.9 years	0.86

b)

Stock-Based Compensation:

For the year ended December 31, 2004 the Company records compensation cost on the grant of stock options to employees and non-employees, as described in Note 2.  For purposes of estimating the fair value of options using the Black Scholes model, certain assumptions are made such as expected dividend yield, volatility of the market price of the shares, risk-free interest rates, and expected average life of the options.  Exercise price and vesting dates may also vary.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

10.  SHARE CAPITAL (continued)

b)

Stock-Based Compensation (continued)

For the years ended December 31, 2002 and 2003, the Company did not record compensation cost on the grant of stock options to employees.  Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan for options awarded on or after January 1, 2002, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

		2003 $	2002 $
Net loss	As reported	(470,858)	(288,870)
	Stock based compensation	(210,700)	(31,394)
	Pro forma	(681,558)	(320,262)
Basic and diluted loss per share	As reported	(0.02)	(0.02)
	Pro forma	(0.03)	(0.02)

The weighted average grant date fair value of options granted during the year ended December 31, 2004 amounted to $0.71 per option (2003 - $0.49, 2002 - $0.36).  The fair value of each option granted using the Black Scholes option pricing model used the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	3.9%	4.0%	3.6%
Expected life	4.2 years	4.0 years	3.8 years
Expected volatility in the market price of the shares	80.4%	88.5%	92.2%
Expected dividend yield	0%	0%	0%

During the year ended December 31, 2004, the Company granted 2,960,000 stock options to employees and consultants. The fair value of these options estimated using the Black Scholes model of $1,864,209 was charged to the statement of operations and deficit and credited to contributed surplus in shareholders' equity.  Options granted prior to December 31, 2003 which vested in this period were estimated using the Black Scholes model to have a fair value of $315,535.

c)

Warrants

As at December 31, 2004, the Company has issued and outstanding 6,265,151 warrants entitling the holder to purchase one common share of the Company for each warrant held.  A summary of changes in warrants is as follows:

Weighted

Number of

average

Warrants

exercise price

Balance at December 31, 2001

-

-

Granted

1,265,334

0.63

Balance at December 31, 2002

1,265,334

0.63

Granted

2,004,870

0.66

Exercised

(849,494)

0.68

Expired

(15,000)

0.75

Balance at December 31, 2003

2,405,710

0.64

Granted

5,405,764

1.46

Exercised

(1,546,323)

0.64

Balance at December 31, 2004

6,265,151

1.34

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

10.  SHARE CAPITAL (continued)

As at December 31, 2004, the Company had the following warrants outstanding:

Expiry Date

Warrants

exercise price

#

$

January 6, 2005

130,000

0.55

June 26, 2005

800,537

0.70

March 31, 2005 and 2006 ($1.65 in 2nd year)

3,325,377

1.45

March 31, 2005

613,073

1.50

April 13, 2005 and 2006 ($1.65 in 2nd year)

1,101,364

1.45

April 13, 2005

220,000

1.50

October 7, 2005

74,800

1.30

6,265,151

1.34

The weighted average grant date fair value of warrants issued during the year ended December 31, 2004, amounted to $0.21 per warrant (2003 - $0.14, 2002 - $0.16).  The fair value of each warrant granted was determined using the Black Scholes option pricing model and the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	3.3%	2.0%	2.0%
Expected life	1.8 years	2.0 years	1.8 years
Expected volatility in the market price of the shares	67.6%	88.5%	92.2%
Expected dividend yield	0%	0%	0%

11.  NET LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis.  As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the years ended December 31, 2004, 2003 and 2002 is the same as basic loss per share.

12.  CONTINGENT LIABILITY

The Company is contingently liable for the other participant's equal share of the liabilities of the joint venture.  Management believes the other participant's share of the net assets of the joint venture is sufficient to satisfy these obligations.  Total liabilities of the joint venture as at December 31, 2004 totaled approximately $27,000 (see Note 17).

13.  COMMITMENTS

a)

As at December 31, 2004, the Company is committed to incur prior to December 31, 2005, on a best efforts basis approximately $1,058,061 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds had been received prior to December 31, 2004 and renounced to the subscribers as at that date.

b)

The Company has entered into letters of agreement with Teck Cominco whereby the Company has agreed to spend U.S. $1.25 million on exploration prior to April 30, 2005 and U.S. $200,000 prior to November 1, 2005 with respect to three mineral projects in western Turkey.

c)

The Company has entered into a lease for premises ending February 28, 2006.  Total minimum lease commitments total $82,628.  Minimum rental commitments for successive years approximate:

2005

$

70,824

2006

11,804

$

82,628

The Company is also responsible for its share of property taxes and operating costs.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

14.  FINANCIAL INSTRUMENTS

a)

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and short-term deposits, accounts receivable, and amounts due from various joint venture partners. The Company deposits cash and cash equivalents and short term deposits with financial institutions it believes to be creditworthy, principally in guaranteed investment certificates.  In some circumstances, cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily derived from expenditures incurred on mineral properties for which the Company is subject to joint venture and therefore entitled to reimbursement of a percentage of the expenditures. The Company performs ongoing evaluation of its joint venture partner's financial condition and, in all cases, requires no collateral from its joint venture partners. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At December 31, 2004, the Company had accounts receivable of $ 77,874 due from joint venture partners Altius Minerals Corp. and Northwestern Mineral Ventures Inc., both located in Canada.

b)

Fair Values

At December 31, 2004, the fair values of cash, short term deposits and trade and other receivables approximate their carrying values because of the short-term nature of these instruments.  The Company has guaranteed investment certificates that mature in periods ranging from January 5, 2005 to July 8, 2005 with a weighted average interest rate of 2.55%.

The Company also has available for sale investments at December 31, 2004, the fair market value of which totaled $40,500 (2003 - nil).

15.  RELATED PARTY TRANSACTIONS

Under the terms of a consulting agreement which ceased on April 30, 2004, management fees and property investigation fees of $35,640 (2003 - $100,670; 2002 - $91,630) were paid to a corporation whose sole shareholder is an officer and director of the Company.  In addition, this corporation received a performance bonus of $50,000 during the year (2003 - $42,000; 2002 - $Nil).  As at December 31, 2004, there was no balance owing to this corporation (2003 - $1,412; 2002 - $509).

The above management and consulting fees were in the normal course of business and were measured at the exchange amount which is the amount agreed to by the related parties.

During the year the Company paid $35,735 in legal fees to a law firm of which a director is a partner.  This individual became a director of the Company in 2004.

16.  SUBSEQUENT EVENTS

On February 17, 2005 the Company completed a private placement financing to raise gross proceeds of $12,722,500.  Pursuant to the financing, the Company issued 7,270,000 units (the "Units") at a price of $1.75 per Unit.  Each Unit consists of one common share and one half of one share purchase warrant.  Each whole share purchase warrant entitles the holder thereof to acquire one common share of the Company until February 17, 2007 at an exercise price of $2.75.  The Agents in the offering received a 7% commission and chose to take it in the form of approximately $535,850 in cash and the balance pursuant to the issuance of 202,695 units. The Agents also received 617,950 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.90 until February 17, 2007.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

16.  SUBSEQUENT EVENTS (continued)

Subsequent to year-end the Company granted 200,000 stock options to an employee with an exercise price of $1.85 exerciseable until January 31, 2010 and 50,000 stock options to a consultant with an exercise price of $1.73 exerciseable until January 10, 2006.  In addition, current and former employees exercised 660,834 stock options for total proceeds of $470,192.  A total of 66,667 employee stock options were cancelled.

Subsequent to year-end, 1,455,909 share purchase warrants were exercised for total proceeds of $1,860,511.

Subsequent to year-end, the Company received TSX approval for the Biga Properties MOU (Note 8).  As consideration, the Company issued 111,930 common shares as required under the agreement.

17. SEGMENTED AND JOINT VENTURE INFORMATION

As at December 31, 2004 substantially all of the assets, liabilities and operations of the Company are related to the acquisition, exploration and development of natural resource properties.  Previously, the Company was involved in the development and marketing of residential real estate properties primarily in the Greater Toronto Area.  Included in the loss from discontinued operations for the year ended December 31, 2004 was $6,148 in administrative costs.  Included in the loss from discontinued operations for the year ended December 31, 2003 was $23,000 in warranty repairs and expense related to real estate activities.  The loss from discontinued operations for the year ended December 31, 2002 included property sales of $157,877 offset by real estate property costs of $149,417, warranty repairs expense of $13,075, legal costs of $7,859 and amortization of $192.  At December 31, 2003, real estate assets of $4,035 (2002 - $13,783) excluding cash and cash equivalents and short-term investments were included on the Company's balance sheet.

Also included in the accounts are the Company's proportionate share (50%) of the assets, liabilities, operations and cash flow of Berkley Homes (Pickering) Inc., a joint venture formed to build residential homes in Ontario.

The Company's proportionate share (50%) of the joint venture assets, liabilities, loss and cash flow included in the financial statements is as follows:

BALANCE SHEET
	2004 $	2003 $
ASSETS
Cash	1,093	5,358
Restricted short-term investments	46,342	46,156
Sundry receivables and prepaid expenses	112	3,340
	47,547	54,854
LIABILITIES
Accounts payable and accrued liabilities	30,025	31,377
JOINT VENTURE EQUITY AND RETAINED EARNINGS
Retained earnings	17,522	23,477
	47,547	54,854

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

17. SEGMENTED AND JOINT VENTURE INFORMATION (Continued)

STATEMENT OF OPERATIONS AND RETAINED EARNINGS
	2004 $	2003 $	2002 $
REVENUE
Property sales	-	-	157,877
EXPENSES
Cost of property sales	-	-	170,944
Warranty repairs expense	-	12,500	5,000
General and administrative costs	5,955	-	2,668
	5,955	12,500	178,612
Loss for the year	(5,955)	(12,500)	(20,735)
Retained earnings (deficit), beginning of year	23,477	35,977	148,912
Less: distributions to joint venture partners	-	-	(92,200)
Retained earnings, end of year	17,522	23,477	35,977

STATEMENT OF CASH FLOWS
	2004 $	2003 $	2002 $
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	(5,955)	(12,500)	(20,735)
Real estate properties under development and held for sale	-	-	113,103
Sundry receivables and prepaid expenses	3,228	(386)	2,303
Accounts payable and accrued liabilities	(1,352)	769	(73,102)
Cash flows from operating activities	(4,079)	(12,117)	21,569
CASH FLOWS FROM FINANCING ACTIVITIES
Due to (from) joint venture participant	-	-	8,514
Distributions to joint venture partners	-	-	(334,228)
Cash flows from financing activities	-	-	(325,714)
CASH FLOWS FROM INVESTING ACTIVITIES
Restricted short-term investments	(186)	167	204,717
Decrease in cash	(4,265)	(11,950)	(99,428)
Cash, beginning of year	5,358	17,308	116,736
Cash, end of year	1,093	5,358	17,308

18. CHANGES IN ACCOUNTING POLICIES

The CICA has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004.  The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, at the date of grant in an amount equal to the fair value of the options granted.  The fair value of option grants is established at the date of grant using a Black Scholes option pricing model and the compensation expense, equal to the option's fair value, is then recognized over the option's vesting periods.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

18. CHANGES IN ACCOUNTING POLICIES (continued)

The impact of the adoption of the fair value-based method has resulted in an increase in the accumulated deficit of $242,094, with a corresponding credit to contributed surplus in shareholders' equity, reflecting the fair value of options granted during 2003.  In the year ended December 31, 2004, stock-based compensation of $2,179,744 was expensed with a corresponding credit to contributed surplus in shareholders' equity.

Effective January 1, 2004, the Company adopted the new standard of the CICA Handbook Recommendation contained in section 3110 relating to asset retirement obligations.  Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value.  Under the standard the liability is accreted over time through periodic charges to earnings.  There was no impact on the financial statements resulting from the implementation of this new standard.

19.  COMPARATIVE FIGURES

Certain of the 2003 and 2002 comparative figures have been reclassified to conform to the 2004 presentation.

20. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Set out below are the material adjustments to net loss for the years ending December 31, 2004, 2003 and 2002 and to shareholders' equity at December 31, 2004, 2003 and 2002 in order to conform to accounting principles generally accepted in the United States ("U.S. GAAP").

	2004 $	2003 $	2002 $
Statement of (loss) income:
Net (loss) income for the year based on Canadian GAAP	(4,462,744)	(470,858)	(288,870)
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 20a)	(3,707,776)	(388,888)	(444,492)
Flow-through shares (Note 20f)	(611,240)	293,700	-
Stock-based compensation for employees (Note 20b)	2,179,744	-	-
Net loss for the year based on U.S. GAAP	(6,602,016)	(566,046)	(733,362)
Weighted average number of shares outstanding	29,076,392	21,334,968	13,241,420
Loss per share, basic and diluted	(0.23)	(0.03)	(0.06)
Shareholders' equity:
Shareholders' equity based on Canadian GAAP	14,111,464	4,434,721	1,658,263
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 20a)	(4,622,292)	(914,516)	(525,628)
Flow through shares (Note 20f)	(228,800)	-	-
Cumulative other comprehensive income (Note 20e)	900	3,500	13,000
Shareholders' equity based on U.S. GAAP	9,261,272	3,523,705	1,145,635

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

20. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

 (Continued)

The following material balance sheet differences exist between Canadian and U.S. GAAP:

1.

Interest in exploration properties and deferred exploration expenditures

	2004 $	2003 $	2002 $
Canadian GAAP	4,622,292	914,516	525,628
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 20a)	(4,622,292)	(914,516)	(525,628)
U.S. GAAP	-	-	-

2.

Available for sale investments

Canadian GAAP	39,600	-	-
Comprehensive income (Note 20e)	900	-	-
U.S. GAAP	40,500	-	-

3.

Long-term investments

Canadian GAAP	-	46,000	37,000
Comprehensive income (Note 20e)	-	3,500	13,000
U.S. GAAP	-	49,500	50,000

4.

Accounts payable and accrued liabilities

Canadian GAAP	447,144	97,573	91,197
Flow through shares (Note 20f)	228,800	-	-
U.S. GAAP	675,944	97,573	91,197

5.

Capital stock

	2004 $	2003 $	2002 $
Canadian GAAP	15,927,322	4,743,074	1,658,302
Flow-through common shares (Note 20f)	88,740	(293,700)	-
U.S. GAAP	16,016,062	4,449,374	1,658,302

6.

Contributed surplus

	2004 $	2003 $	2002 $
Canadian GAAP	2,363,414	58,501	20,875
Stock based compensation (Note 20b)	(2,179,744)	-	-
U.S. GAAP	183,670	58,501	20,875

7.

Future income taxes

Canadian GAAP	-	-	-
Deferred exploration costs (Note 20a)	1,534,764	357,000	205,000
Comprehensive income (Note 20e)	(320)	(680)	(2,535)
Accounts payable and accruals	81,453	-	-
Increase in valuation allowance	(1,615,897)	(356,320)	(202,465)
U.S. GAAP	-	-	-

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

20. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

 (Continued)

a)

Interest in Exploration Properties and Deferred Exploration Costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 - "Accounting by Mining Enterprises for Exploration Costs" which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee's consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

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

b)

Stock-based Compensation

The Company accounts for its stock based compensation under U.S. GAAP in accordance with APB25 (intrinsic value method) for employees and FAS No. 123 (fair value method) for non-employees. Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, under Canadian GAAP, stock options granted to non-employees are accounted for using the fair value method.  Effective January 1, 2004, under Canadian GAAP, stock option grants to employees are accounted for under the fair market value method and recognized over the vesting period. Canadian GAAP provides for a retroactive adjustment without restatement to opening deficit to reflect the cumulative effect of the change on prior periods.  If the Company had accounted for its stock-based compensation plan for employees under FAS No. 123, the pro forma impact would have been as follows:

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

20. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

 (Continued)

	2004 $	2003 $	2002 $
Net (loss) income for the year based on U.S. GAAP	(6,602,016)	(566,046)	(733,362)
Expense under FAS No. 123	(2,179,744)	(210,700)	(31,400)
Pro forma net loss	(8,781,760)	(776,746)	(764,762)
Weighted average shares outstanding	29,076,392	21,334,968	13,241,420
Pro forma net loss per share - basic and diluted	(0.30)	(0.04)	(0.06)

The Company estimates the fair value of options granted using the Black Scholes option price model using the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	2.0%	4.0%	3.6%
Expected life	4.2 years	4.0 years	3.8 years
Expected volatility in the market price of the shares	80.4%	88.5%	92.2%
Expected dividend yield	0%	0%	0%
Weighed average fair value of options granted	$ 0.71	$ 0.78	$ 0.64

c)

Statements of Cash Flows

As a result of the treatment of mining interests under item (a) above, cash expended for the exploration costs would have been classified as operating rather than investing, resulting in the following totals:

	2004 $	2003 $	2002 $
Cash from operating activities	(5,070,006)	(1,257,799)	(790,369)
Cash from investing activities	(3,978,777)	(2,489,222)	(840,263)

d)

Investment in Jointly Controlled Entities

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation.  Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method.  Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP.  The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder's equity.  The Company's interest in jointly controlled entities is reflected in Note 17.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

20. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)

Comprehensive Income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS 130"), is applicable for U.S. GAAP purposes.  FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

	2004 $	2003 $	2002 $
Net (loss) income for the year based on U.S. GAAP	(6,602,016)	(566,046)	(733,362)
Other comprehensive (loss) income
Change in unrealized (losses) gains on long term investments	900	(9,500)	23,000
Comprehensive net loss based on U.S. GAAP	(6,601,116)	(575,546)	(710,362)
Weighted average shares outstanding	29,076,392	21,334,968	13,241,420
Comprehensive basic and diluted loss per share	(0.23)	(0.03)	(0.05)

f)

Flow-through Shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital.  Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital.  Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash.  As at December 31, 2004, unexpended flow-through funds totaled $1,058,061 (2003 - $1,315,245, 2002 - nil).

g)

Recent Accounting Pronouncements

Financial Instruments

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and measurement.  It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.  All financial instruments will be required to be classified into various categories.  Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise.  All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income.  All other financial liabilities are to be carried at amortized cost.  This new Handbook section will bring Canadian GAAP more in line with U.S. GAAP.  The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

20. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)

Recent Accounting Pronouncements (continued)

Financial Instruments (continued)

At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable.  This new section requires little difference in accounting for these financial instruments from current standards.

Hedge Accounting

New Handbook Section 3865 - Hedges is optional and provides alternative treatments to Handbook section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes.  The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.  The Company does not currently have any hedging relationships.

Comprehensive Income

New Handbook section 1530 - Comprehensive Income, introduces a new requirement to temporarily present certain gains and losses outside of income.  Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities.  Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments.  The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income.  The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.  Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

Consolidation of Variable Interest Entities

In June 2003, the CICA issued a new accounting guideline ACG-15 - Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results.  It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The Guideline generally applies to annual and interim periods beginning on or after November 1, 2004.  The Company does not expect this new Guideline will have any impact on the consolidated financial statements at this time.

Stock-based Employee Compensation

In December 2004, the FASB issued a revised Statement No. 123 ("SFAS 123(R)") Share Based Payments.  This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award-the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

20. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)

Recent Accounting Pronouncements (Continued)

Stock-based Employee Compensation (Continued)

The Company will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The Statement is effective the beginning of the first interim or annual reporting period that begins after June 15, 2005.  The Statement effectively makes U.S. GAAP and Canadian GAAP standards similar.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued Statement No. 153 ("SFAS 153") Exchanges of Nonmonetary Assets.  SFAS 153 replaces guidance previously issued under APB Opinion No. 29, Accounting for Nonmonetary Transactions, which was based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005.  The Company will comply with this guidance for any nonmonetary transactions after the effective date for U.S. GAAP purposes.

Equity Method of Accounting to Investments Other Than Common Stock

Effective for reporting periods beginning after September 15, 2004  the Emerging Issues Task Force ("EITF") in the U.S. issued Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." A consensus was reached regarding an investor that has the ability to exercise significant influence over the operating and financial policies of the investee. This type of investor should apply the equity method of accounting only when it has an investment(s) in common stock and/or an investment that is in-substance common stock. The Task Force also reached a consensus on the definition of in-substance common stock and related guidance. Effective for reporting periods beginning after September 15, 2004.  At present, the Company does not have the ability to exercise significant influence over any other entity.

Whether Mineral Rights are Tangible or Intangible Assets

Effective for reporting periods beginning after April 29, 2004, the EITF released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets." The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes.  The Company has not been involved to date in a business combination but will comply with the Issue in the future as required.

#

FRONTEER DEVELOPMENT GROUP INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(Expressed in Canadian Dollars)

20. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

g)

Recent Accounting Pronouncements (Continued)

Mining Assets:  Impairment and Business Combinations

Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, "Mining Assets: Impairment and Business Combinations."   The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determining the fair market value of the asset.  The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144.  An entity should also anticipate fluctuations in market prices when determining these cash flows.

The Company will comply with this Issue for any future business combinations and impairment tests.

#

103

CORPORATE INFORMATION

Corporate Office

Suite 1640

1066 West Hastings Street

Vancouver, British Columbia

Canada V6E 3X1

Phone:

604 632 4677

Fax:

604 632 4678

Web:

www.fronteergroup.com

Email:

info@fronteergroup.com

Directors

Oliver Lennox-King, Chairman

Mark O'Dea

George Bell

Lyle Hepburn

Donald McInnes

Officers and Management

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO & Corporate Secretary

Rick Valenta, Vice President, Exploration & COO

Legal Counsel

Goodman and Carr, LLP

Suite 2300, 200 King Street West

Toronto, Ontario M5H 3W5

Auditors

PricewaterhouseCoopers LLP, Chartered Accountants

250 Howe Street, Suite 700

Vancouver, BC V6C 3S7

Registrar and Transfer Agent

Equity Transfer Services Inc.

Suite 420, 20 Adelaide Street West

Toronto, Ontario M5H 4C3

Shares Quoted

Toronto Stock Exchange:

FRG

Frankfurt Stock Exchange:

FRR

NASD: OTC Bulletin Board:

FTDGF

Capitalization

Issued capital:

43,772,511

Fully diluted:

57,094,549

As at March 14, 2005

Signature Page

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fronteer Development Group Inc. SEC File No. 000-50582

Registrant

Dated: March 24, 2005          Signed: /s/  Mark O’Dea

                                          Mark O’Dea

                                          President and CEO

Dated: March 24, 2005          Signed: /s/  Sean Tetzlaff

                                          Sean Tetzlaff

                                          Chief Financial Officer

104