Form 20-F
period 2005-12-31
FRONTEER DEVELOPMENT GROUP INC
filed 2006-03-22
CIK 1271129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

FRONTEER DEVELOPMENT GROUP INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

1650-1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
Common Shares, without par value	American Stock Exchange, Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 49,300,382

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in
Rule 405 of the Securities Act. Yes ☐ No. ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange
Act of 1934. Yes ☐ No. ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the

registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No. ☒

FRONTEER DEVELOPMENT GROUP INC.

FORM 20-F ANNUAL REPORT 2005

Mining Glossary

Ag: Silver

Andalusite: A common mineral occurring in schists and gneiss.

Au: Gold

Breccia: Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

CMB: Central Mineral Belt of Labrador, Canada.

CNSC: Canadian Nuclear Safety Commission.

Cordierite: A common mineral of metamorphic rocks.

Cu: Copper

ddh: Diamond drill hole.

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

Epiclastic: Textural term applied to mechanically deposited sediments consisting of weathered products of older rocks.

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

Hectare: A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Hornfels: A fine-grained, non-schistose metamorphic rock resulting from contact metamorphism.

Induced polarization: This is a type of geophysical survey, whereby electric current is injected into the ground causing some materials, especially sulphides, to become polarized. This phenomenon is called induced polarization and the physical property that is measured is called chargeability.

Isoclinal: Dipping in the same direction.

Mafic: Pertaining to or composed of the magnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

Metasomatism: The process of practically simultaneous capillary solution and deposition by which a new mineral or partly or wholly differing chemical composition may grow in the body of an old mineral or aggregate.

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

NSCA: means the Nuclear Safety and Control Act (Canada).

Ore: A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

ounces/oz: Troy ounces. oz/ton: Troy ounces per short ton.

Pb: Lead

Proterozoic: Younger of two Precambrian eras.

Quartz: A common mineral, silicon dioxide, occurring in crystals and grains. The chief component of sand.

Sb: Antimony

Stratigraphy: The arrangement of rock strata, especially as to geographic position and chronological order of sequence.

ton: Short ton (2,000 pounds).

Tonne: Metric tonne (1,000 kilograms).

U3O8: Uranium Oxide or uranium.

Zn: Zinc.

NOTE TO UNITED STATES READERS –
DIFFERENCES REGARDING THE DEFINITION OF
RESERVE ESTIMATES IN THE UNITED STATES AND CANADA

Mineral Reserve: While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

INTRODUCTION

Fronteer Development Group Inc. (the "Company") was incorporated under the name 1334970 Ontario Inc. under the laws of the Province of Ontario on January 11, 1999. On February 2, 1999, the Company filed Articles of Amendment to change its name to Fronteer Development Group Inc.

In this Annual Report, the “Company”, “Fronteer Development”, "we", "our", and "us", refer to Fronteer Development Group Inc. (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 1650 – 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9.

BUSINESS OF FRONTEER DEVELOPMENT GROUP INC.

Fronteer Development Group Inc. (the “Company") is principally a company engaged in the acquisition and exploration of mineral properties. The Company began concentrating its efforts in the area of mineral exploration in June of 2001. Prior to that, it was involved in the development, building and marketing of residential real estate properties, concentrating in the Province of Ontario. The Company currently has major projects in western Turkey and Mexico and owns 56.8% of Aurora Energy Resources Inc. (“Aurora”) a company with a major project in the CMB. Aurora is currently undertaking an IPO which is expected to close March 22, 2006. Upon completion, the Company’s interest in Aurora will be diluted to between approximately 49% - 51% depending upon the underwriter’s election of their over-allotment option.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (U.S. $).

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, certain information presented herein constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, principally in Item 4, “Information on the Company” and Item 5, “Operating and Financial Review and Prospects". The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under the heading “Risk Factors” in Item 3, “Key Information" and factors described in documents that the Company may furnish from time to time to the Securities and Exchange Commission (“SEC”).

The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect", “plan” and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur because of various factors. The Company’s actual results and performance could differ substantially from those anticipated in its forward-looking statements. Such factors include, among others, risks related to joint venture operations, international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” included herein. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
--- Not applicable ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
--- Not applicable ---

ITEM 3. KEY INFORMATION.

3.A Selected Financial Data

The selected financial data of the Company for Fiscal 2005 and 2004 ended December 31st was derived from the financial statements of the Company that have been audited by PricewaterhouseCoopers LLP. The selected financial data of the Company for Fiscal 2003 and 2002 ended December 31st was derived from the financial statements of the Company that have been audited by McGovern, Hurley, Cunningham LLP, independent Chartered Accountants, as indicated in their respective audit reports, which are included elsewhere in this Annual Report. The selected financial data of the Company for Fiscal 2001 ended December 31st was derived from the financial statements of the Company that were audited by McGovern, Hurley, Cunningham, LLP, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and have been audited in accordance with Canadian GAAS and the standards of the Public Company Accounting Oversight Board in the United States. All material numerical differences between Canadian GAAP and U.S. GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01
CANADIAN GAAP
Revenue (000’s)	Nil	Nil	Nil	$158	$3,985
Income (loss) for the year from
continuing operations (000’s)	($5,296)	($4,457)	($448)	($276)	$24
Basic Income (Loss) Per Share
from continuing operations	($0.12)	($0.15)	($0.02)	($0.02)	Nil
Income (Loss) for the Year(000’s)	($5,305)	($4,463)	($471)	($289)	$24
Basic Income (Loss) Per Share	($0.12)	($0.15)	($0.02)	($0.02)	Nil
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. Shares (000’s)	45,054	29,076	21,335	13,241	11,259
Period-end Shares (000’s)	48,518	34,071	21,335	14,712	11,887

Working Capital (000’s)	$15,539	$9,323	$3,407	$1,058	$582
Mineral Properties (000’s)	$17,023	$4,622	$915	$526	$81
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock (000’s)	$35,657	$15,927	$4,743	$1,658	$662
Shareholders’ Equity (000’s)	$31,737	$14,111	$4,435	$1,658	$694
Total Assets (000’s)	$33,802	$14,559	$4,532	$1,749	$874
Net Assets (000’s)	$31,737	$14,111	$4,435	$1,658	($694)
U.S. GAAP
Net Loss (000’s)	($12,763)	($6,602)	($566)	($733)	($57)
Loss Per Share	$(0.28)	($0.23)	($0.03)	($0.06)	($0.01)
Mineral Properties (000’s)	$4,264	Nil	Nil	Nil	Nil
Shareholders’ Equity (000’s)	$18,453	$9,261	$3,524	$1,146	$613
Total Assets (000’s)	$21,044	$9,937	$3,621	$1,237	$793

(1)	Cumulative Net Loss since incorporation through December 31, 2005 under U.S. GAAP was $20,956,066.

(2)	a)	Under U.S. GAAP, options granted to employees as compensation for services provided are valued using the intrinsic value method. Under Canadian GAAP the options are valued using the fair value method and an expense recorded.

	b)	Under SEC interpretation of U.S. GAAP, all costs other than acquisition costs related to exploration stage properties are expensed in the period incurred.

	c)	Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (U.S.$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended December 31st, the average rates for the period and the range of high and low rates for the period. The data for March 17, 2006 and for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate for the fiscal year means the average of the exchange rates on the last day of each month during the period. The monthly average is the average of the daily exchange rates during the month.

Table No. 2
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Period

February 2006	1.1489	1.1577	1.1379	1.1379
January 2006	1.1573	1.1726	1.1436	1.1436
December 2005	1.1616	1.1736	1.1507	1.1656
November 2005	1.1818	1.1960	1.1656	1.1670
October 2005	1.1774	1.1887	1.1657	1.1796
September 2005	1.1777	1.1880	1.1607	1.1607

Fiscal Year Ended December 31, 2005	1.2090	1.2703	1.1507	1.1656
Fiscal Year Ended December 31, 2004	1.2984	1.3970	1.1775	1.2034
Fiscal Year Ended December 31, 2003	1.3916	1.5750	1.2923	1.2923
Fiscal Year Ended December 31, 2002	1.5702	1.6128	1.5145	1.5800
Fiscal Year Ended December 31, 2001	1.5519	1.6023	1.4933	1.5925

The noon rate of exchange on March 17, 2006 as reported by the United States Federal reserve Bank of new York for the conversion of Canadian dollars into United States dollars was CDN$ 1.1587 = U.S.$1.00

3.B. Capitalization and Indebtedness

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

There is No Guarantee of Clear Title to Any of the Mineral Properties to which the Company Has an Interest:
Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to the Company. The Company currently does not have clear title to the properties in Western Turkey, Mexico and the Yukon, Territory, Canada as they are all held under option to purchase agreements.

Mineral Prices May Not Support Corporate Profit for the Company:
The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of these mineral resources. If a profitable market does not exist the Company could have to cease operations.

Government Regulations May Change Placing Additional Requirements on the Company’s Resources:
The exploration activities of the Company are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company’s exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.

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

The Commodities the Company is Exploring for May be Subject to Price Changes:
The profitability of mining operations is significantly affected by changes in the market price of gold, silver, uranium and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in base metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold, silver, uranium and other minerals has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of gold, silver, uranium and other minerals, cash flow from mining operations may not be sufficient. Any figures for reserves presented by the Company will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of gold, silver, uranium and other minerals may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

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
None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. As at December 31, 2005, the cumulative loss since the Company’s inception of the development stage, according to U.S. GAAP, is $21,165,500. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Cash requirements of the Company could be significant in future years. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

The Company currently has 3,610,500 share purchase options outstanding and 6,507,000 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 49,300,382 (as of March 17, 2006) to 59,417,882. This represents an increase of 20.5% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Environmental Risks and Hazards
All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates or may operate in the future. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Company Could Be In An Amount Great Enough to Force the Company to Cease Operations:
Production of mineral properties may involve the use of dangerous and hazardous substances such as sodium cyanide. While all steps will be taken to prevent discharges of pollutants into ground water and the environment, the Company may become subject to liability for hazards that cannot be insured against.

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

The current and anticipated future operations of the Company, including further exploration activities require permits from various federal, state and provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures, which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

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

As a "foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the Exchange Act, Which May Result in Shareholders Having Less Complete and Timely Data
The submission of proxy and annual meeting of shareholders information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Reliability of Resource Estimates
There is no certainty that any of the Mineral Resources described herein the will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity of Mineral Resources may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of the Corporation’s properties or any project undertaken by the Corporation. In addition, there can be no assurance that mineral or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Fluctuations in prices of uranium, iron oxide, copper, gold and other minerals and base metals, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Corporation’s results of operations and financial condition.

Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company initially started as a real estate company engaged in the acquisition of land for sale and the building and marketing of residential real estate properties. The Company was incorporated as numbered company “1334970 Ontario Inc.” under the laws of the province of Ontario on January 11, 1999. The name of the company was changed on February 2, 1999 to Fronteer Development Group Inc. The Company’s real estate activities were focused in the Greater Toronto area. The Company became a publicly listed company on the Canadian Venture Exchange in December 2000. (The name of the Canadian Venture Exchange was subsequently changed to the TSX Venture Exchange.)

In the spring of 2001, a decision was made by management of the Company to wrap up the Company’s real estate business and enter the area of mineral exploration. In June of 2001, the Company was in the process of selling all the real estate properties that had developed and management made the decision to acquire mineral properties in an effort to diversify its business. In the fall of 2001, the Company’s Board of Directors decided that it would be in the Company’s best interest to focus exclusively on mineral exploration activities. In May 2001, Mark O’Dea, a professional geologist, was hired as President and Chief Executive Officer replacing Derek Snyder, the former President. A mineral exploration office was set up in Vancouver, British Columbia and the Company was extra-provincially registered in the province of British Columbia in June 2001. Upon the acquisition of mineral properties in the fall of 2001, the Company then took steps to apply for a change of business with the TSX Venture Exchange (“TSX-V”). The last of the Company’s real estate holdings were sold in March 2002. On May 2, 2002, the Company received approval from the TSX-V to move from a Tier 3 Real Estate issuer to a Tier 2 junior mining issuer.

In December of 2002, a decision was made by management of the Company to apply for listing on the Toronto Stock Exchange (“TSX”) in order to gain greater access to equity capital for exploration. The Company completed two separate financings for approximately $1,100,000 in May 2002. On December 30, 2002, the Dixie Lake Property, located in northwestern Ontario was acquired.

In March 2003, the Company entered into a 50-50 joint-venture partnership with Altius Minerals Corporation (“Altius”), a publicly traded corporation listed on the TSX-V, to explore for iron oxide-uranium-copper-gold mineralization in central Labrador. A total of 212,197 acres in 33 licenses or groups of mineral claims were acquired by staking within a regional area of interest during 2003, 2004 and 2005.

In June and July of 2003, the Company conducted and completed an additional $3 million financing.

The Company began trading on the TSX on July 11, 2003.

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

In February 2004, the Company signed a letter of intent with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S., to acquire a 100% interest in five epithermal gold properties in Western Turkey, the Agi Dagi Property, the Kirazli Property and the Biga Properties (three properties). In 2004, the Company completed its due diligence on the properties and entered into three separate Memoranda of Understanding, outlining the terms under which the Company can earn its 100% interest in these properties.

In November 2004, the Company incorporated a Mexican subsidiary to examine opportunities that may present themselves in Mexico in the future.

In February 2005, the Company completed an approximately $12,700,000 financing.

In May 2005, the Company completed an additional $4,125,000 financing.

In June 2005, the Company and Altius agreed to restructure their investment in the uranium assets subject to their joint venture. Each of the Company and Altius transferred their respective 50% interest in these assets to a new Company called Aurora Energy Resources Inc. (“Aurora”). Aurora was initially owned 52% by the Company and 48% by Altius, while Altius retained an interest in the property through a 2% net smelter royalty on precious and base metals and a 2% net sales royalty from uranium. In June and August 2005, the Company then funded Aurora by subscribing for a total of 4,444,440 Class B Common shares, thereby increasing its ownership percentage to 56.8% .

Also in June 2005, the Company listed its common shares on the American Stock Exchange (“AMEX”) under the symbol “FRG”.

In November 2005, the Company signed an agreement with the Mexican subsidiary of Teck Cominco Limited, named Minera Teck Cominco S.A. de C.V. to acquire a 100% interest in two gold projects in Jalisco state, Mexico, named San Pedro and Clara. To earn it interest, the Company is required to make exploration expenditures totaling U.S. $2,000,000, with a minimum of U.S. $500,000 required to be spent on a property for it to be included in the earn-in.

In January 2006, the Company announced an agreement between the Company and Rimfire Minerals Inc. (“Rimfire”) (together the “Buyers”) and Newmont Inc. and NMVI Mining Inc. whereby the Buyers can acquire a 100% interest in 700 mineral claims and a geological data set in the Yukon, Canada, called the Werneke Breccias for aggregate exploration expenditures of $2,000,000. Upon completion of the earn-in requirement, the Company would own 80% and Rimfire would own 20% of the claims and data.

On February 7, 2006, the Company announced its intention to conduct an initial public offering (“IPO”) of Aurora. The IPO is expected to close in late March 2006. Upon closing of the IPO, the Company’s interest in Aurora is expected to be reduced to 45% to 50%.

The Company has incurred total expenditures, net of joint venture recoveries of $9,989,604 on the Turkey properties, $6,782,707 on the Labrador properties, and staked ground at a cost of $209,434 in the Yukon Territory, Canada. During the year the Company wrote-off its investment in the Chiapas, Mexico properties, the Dixie Lake Property in Ontario and the Longtom property in the Northwest Territories as well as other smaller claims in Ontario and the Northwest Territories due to lack of satisfactory results.

The Company has exploration programs planned or proposed of $7,400,000 in Turkey, $14,500,000 in Labrador through Aurora and $625,000 in Mexico and $2,100,000 in the Yukon Territory in 2006. All funds have been provided through external financings completed to date.

The Company’s executive office is located at:
          1650-1055 West Hastings Street
          Vancouver, British Columbia, Canada V6E 2E9
          Telephone: (604) 632-4677
          Facsimile: (604) 632-4678
          Website: www.fronteergroup.com
          Email: modea@fronteergroup.com

The contact person is: Mark O’Dea, President and Chief Executive Officer.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX in Toronto, Canada and on the AMEX in New York, New York under the symbol “FRG”.

The Company has an unlimited number of common shares without par value authorized. At December 31, 2005, the end of the Company's most recent fiscal year, there were 48,518,309 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Fronteer Development Group Inc. was incorporated in January 1999 under the name of 1334970 Ontario Inc. The Company changed its name to Fronteer Development Group Inc. by articles of amendment dated February 2, 1999.

Financings

The Company has financed its operations primarily through funds raised in public offerings and private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. Table No. 3 sets out the history of the issuance of the Company’s common shares:

Table No. 3
History of Share Issuances

Fiscal Year	Nature of Share Issuance	Number of	Amount
		Shares/Units

Fiscal 2001	Issued for cash	1,300,000	$325,000

Fiscal 2001	Issued for interest in mineral property	20,000	$5,600
Fiscal 2002	Issued for cash	2,162,000	$1,105,350
Fiscal 2002	Flow-through shares issued for cash (1)	553,667	$332,200
Fiscal 2002	Issued for interest in mineral property	40,000	$24,000
Fiscal 2002	Issued for services	70,000	$23,800
Fiscal 2003	Issued for cash	2,862,875	$1,670,225
Fiscal 2003	Flow-through shares issued for cash (1)	2,411,193	$1,567,275
Fiscal 2003	Issued for interest in mineral property	190,526	$126,900
Fiscal 2003	Exercise of warrants	974,733	$657,611
Fiscal 2003	Options exercised	183,329	$84,163
Fiscal 2004	Issued for cash	8,725,727	$9,600,000
Fiscal 2004	Flow-through shares issued for cash (1)	880,000	$1,100,000
Fiscal 2004	Issued for interest in mineral property	540,000	$602,500
Fiscal 2004	Issued for services	191,221	$195,432
Fiscal 2004	Exercise of warrants	1,566,897	$1,020,514
Fiscal 2004	Options exercised	832,330	$336,721
Fiscal 2005	Issued for cash	7,270,000	$9,832,392
Fiscal 2005	Flow-through shares issued for cash (1)	1,500,000	$4,125,000
Fiscal 2005	Issued for interest in mineral property	206,930	$362,136
Fiscal 2005	Issued for services	202,695	$354,716
Fiscal 2005	Exercise of warrants	3,653,707	$5,056,433
Fiscal 2005	Options exercised	1,613,834	$882,047
1st Qtr 2006	Issued for cash	Nil	Nil
1st Qtr 2006	Issued for mineral properties	Nil	Nil
1st Qtr 2006	Issued for services	Nil	Nil
1st Qtr 2006	Exercise of warrants	328,581	$619,509
1st Qtr 2006	Options exercised	203,333	$258,266

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

Table No. 4
History of Capital Expenditures

Capital Expenditures

Fiscal Year
Fiscal 2002	Mineral exploration	$437,492
Fiscal 2002	Property plant and equipment	$34,158
Fiscal 2003	Mineral exploration	$275,537
Fiscal 2003	Property plant and equipment	$44,037
Fiscal 2004	Mineral exploration	$3,411,297
Fiscal 2004	Property plant and equipment	$144,629
Fiscal 2005	Mineral exploration	$12,400,266
Fiscal 2005	Property Plant and equipment	$270,105
To March 17, 2006	Mineral exploration	$975,099
To March 17, 2006	Property Plant and equipment	$18,553

4.B. BUSINESS OVERVIEW

Historical Corporate Development

The Company was originally involved in the real estate business. In February of 1999 it acquired all of the assets of Broder Devco Inc., by issuing Broder Devco Inc. 10,366,644 of its common shares. At the time of this transaction, the Company had no assets or liabilities. Upon the completion of this transaction, the Company carried on the real estate development business in which Broder Devco Inc. had been involved.

During June of 2001, the Company entered into the business of acquiring and exploring mineral properties. During the period since June of 2001, the Company has sold substantially all of its real estate properties and has been involved in mineral exploration.

The Company currently has interests in mineral properties located in the Yukon (option to earn up to 80%) Canada, western Turkey (option to earn 100%) and Mexico (option to earn 100%)and a 56.8% interest in Aurora, which has mineral properties located in Labrador, Canada. A description of the Company’s properties is set forth below.

The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan of Operations

Source of Funds for Fiscal 2006

The Company’s primary source of funds since incorporation has been through the issuance of both common shares and flow-through shares.

During the fiscal year ended December 31, 2005, the Company raised $22,785,980 from the sale of 8,770,000 common shares and from the exercise of share purchase options and share purchase warrants. The proceeds were used for the exploration the Company’s mineral properties, for the acquisition and exploration of new mineral properties and for working capital.

During the fiscal year ended December 31, 2004, the Company had raised $11,357,242 from the sale of 8,896,208 common shares (including shares issued as agent’s commission), from the sale of 900,740 flow-through common shares and from the exercise of share purchase options and share purchase warrants.

The Company had a working capital balance of $15,538,871 at December 31, 2005 and approximately $15,200,000 at 2/28/2006. The decrease in working capital at February 28, 2006 as compared to December 31, 2005 was the result of exploration and administrative expenditures during the first two months of Fiscal 2006.

Use of Funds for Fiscal 2006

The Company has exploration programs planned or proposed of $7,200,000 in Turkey, $462,000 in Mexico and $3,300,000 in Yukon, Canada in 2006. In addition, Aurora has an exploration budget of $14,500,000 for 2006 for its CMB uranium property in Labrador, Canada, which should be funded through the Aurora IPO financing. If not, the Company will be required to provide its share of the $14,500,000 budget or risk facing additional dilution of ownership. The Company also estimates requirements for general working capital purposes in 2006 of approximately $1,400,000.

Anticipated Changes to Facilities/Employees

The Company relocated its head office in February 2006 to 1650-1055 West Hastings Street, Vancouver BC, Canada V6E 2E9. Management of the Company anticipates no further changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Company had revenues of $157,877 during Fiscal 2002 and no revenues during fiscal 2003, 2004, or 2005. All of these revenues were generated in Canada.

At December 31, 2005, the Company’s assets were primarily located in Canada Turkey and Mexico. For the fiscal period ended December 31, 2004, the Company’s assets were primarily located in Canada and Turkey. For fiscal periods ended December 31, 2003, the Company’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities, require permits from various Canadian federal and provincial and possibly aboriginal governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Although not identical to Canadian regulations, the government authorities in Turkey and Mexico also have standards and laws governing land use, protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Like in Canada, unfavorable amendments to existing legislation in these jurisdictions could adversely impact the Company including the possibility of a cessation in operations by the Company. The Company has had no material costs related to compliance and/or permits in Turkey and Mexico during 2005 and anticipates no material costs in the next year.

The Company may also be subject to government regulations specific to the uranium industry through its investment in Aurora.

Nuclear activities are carefully regulated to ensure their safe operation. The CNSC regulates the nuclear industry in Canada which regulations are designed to protect people and the environment from licensed sources of man-made radiation resulting from the use of nuclear energy and materials. Additional regulations applicable to the current operations of the Corporation are also prescribed by the Government of Newfoundland and Labrador and the Nunatsiavut self government.

The CNSC operates and enforces regulations under the NSCA which authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion and transportation. The most significant powers granted pursuant to the NSCA concern the licensing authority granted to the CNSC with respect to all nuclear activities in Canada, including the issuance of licences to new operators, the renewal of existing licences, and amendments to existing licences. An entity may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms of a CNSC licence. In addition, the licence specifies conditions that licensees must satisfy in order to maintain the right to operate nuclear facilities.

As the federal regulator, the CNSC executes licensing decisions made by it or its designates, and continually monitors licensees to ensure compliance with safety requirements to protect workers, the public, and the environment, and to uphold Canada’s international commitments concerning the peaceful use of nuclear energy. These requirements are set forth in the NSCA and the regulations thereunder, as well as the licences and directives issued by the CNSC. The CNSC also offers instruction, assistance and information concerning these requirements in the form of regulatory documents such as policies, standards, guides and notices. Licensee compliance is verified through inspections and reports.

A fundamental principle in nuclear regulation provides that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing licensee's performance against such objectives. The regulations made under NSCA include provisions dealing with facilities licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.

In the event that Aurora commences production of uranium in the future, Aurora will be governed primarily by licences granted by the CNSC as well as by applicable federal statutes and regulations and laws of general application in the province where its operations are located (except to the extent that any such provincial laws conflict with the terms and conditions of the CNSC licence or applicable federal laws). Failure to comply with any such applicable statutes and regulations, or with the terms of any CNSC license, may result in orders being issued against Aurora which may cause its operations to cease or be curtailed, or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. Aurora may also be subject to prosecution if it fails to comply with such applicable statutes and regulations.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s properties in the Yukon Territory throughout the year because of seasonal changes in the weather, nor may it be possible for Aurora to operate in Labrador, Canada throughout the year because of seasonal changes in the weather. If exploration is pursued in the winter, the Company may incur additional costs to address issues relating to the weather. Through careful planning, the Company could ensure the availability of materials and supplies to carry out exploration programs in the winter in Labrador and Yukon Territory, Canada, if required.

4.C. Organization Structure

The Company was incorporated under the name 13344970 Ontario Inc. under the laws of the Province of Ontario on January 11, 1999. On February 2, 1999, the Company filed Articles of Amendment to change its name to Fronteer Development Group Inc.

The following sets forth the names of the subsidiaries of the Company and their respective jurisdictions of incorporation at December 31, 2005.

Fronteer Development Group Inc. (Ontario)
Fronteer de Mexico S.A. de C.V. (Mexico) 100% (a)
Fronteer Holdings Inc. (Grand Cayman) 100% (b)
Berkley Homes (Pickering) Inc. (Ontario) 50% (d)
Fronteer Investment Inc. (Grand Cayman) 100% (b)
Aurora Energy Resources Inc. (Canada) 56.8% (e)
Fronteer Eurasia Madencilik Limited Sirketi (Turkey) 100% (c)

a)	Fronteer de Mexico S.A. de C.V. is incorporated under the laws of Mexico and is 100% owned by the Company;
b)	Fronteer Investment Inc. and Fronteer Holdings Inc. are incorporated under the laws of the Cayman Islands and are 100% owned by the Company.
c)	Fronteer Eurasia Madencilik Limited Sirketi is incorporated under the laws of Turkey and is 100% owned by the Company.
d)

Berkley Homes - The Company owns 50% and the remaining 50% is owned by Berkley Developments (Pickering), a private company. Berkley Homes was primarily the vehicle for the Company’s previous real estate development.

e)

Aurora Energy Resources Inc. is incorporated under the laws of the Province of Newfoundland and Labrador. The Company currently owns 56.8% of Aurora. Aurora anticipates completing an IPO financing on March 22, 2006, at which time the Corporations interest in Aurora may be diluted to 49%.

During 2004, the Company wound up its inactive subsidiary named 1209786 Ontario Inc. which was incorporated in Ontario. 1209786 Ontario Inc. had two wholly-owned subsidiaries: 1262181 Ontario Inc. (incorporated under the laws of Ontario) and 1339384 Ontario Inc. (incorporated under the laws of Ontario) which were also wound up during 2004.

4.D. Property, Plants and Equipment

The Company’s executive offices are located in leased premises of approximately 4960 sq. ft. at 1650-1055 West Hastings Street, Vancouver, British Columbia CANADA V6E 3X1. The Company began occupying these facilities on February 14, 2006. Monthly rent is approximately $9,600 plus the Company’s share of building operating costs. This rent will be split evenly with Aurora once Aurora completes its IPO financing.

The Company’s mineral properties are located in the following areas:

a.	Biga Peninsula, Western Turkey;
b.	Fronteer Eurasia Properties, Turkey;
c.	Chiapas Properties, Chiapas State, Mexico;
d.	Clara and San Pedro Properties, Jalisco State, Mexico;
e.	Central Mineral Belt, Labrador, Canada;
f.	Red Lake-Birch-Uchi Belt, Northwestern Ontario, Canada;
g.	Bear Geological Province, Northwest Territories, Canada; and
h.	Wernecke Mountains, Yukon Territory, Canada.

It is important to note that even if the Company completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Company has a commercially viable mineral deposit (a reserve) on the property.

A detailed description of the Company’s exploration properties, with additional information for the properties of major significance to the Company, is outlined below:

a) Biga Peninsula, Western Turkey

The Company has numerous properties held in joint venture partnership with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. in the Biga Peninsula area of northwestern Turkey. The Agi Dagi (pronounced Ah-Dah) and Kirazli properties are advanced exploration stage properties, the Pirentepe and Halilaga properties (Biga Properties) are advancing into a drill-testing stage while the remaining Biga properties are in the early phase of exploration.

Acquisition of Interest
During 2004, the Company signed a letter of intent with Teck Cominco Limited’s Turkish subsidiary, Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. ("Teck Cominco"), to acquire a 100% interest in five gold properties located in Western Turkey. The Company completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Letters of Agreement on three properties, the Agi Dagi Property, the Kirazli Property and the Biga Properties respectively.

Under the terms of the option agreements, the Company was required to issue to Teck Cominco a total of U.S.$500,000 worth of its shares upon signing, with 300,000 common shares allocated to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties. Subsequent to December 31, 2004, the Company issued the shares required for the Biga Properties, completing its initial commitment to issue shares, for all five properties.

To earn its 100% interest in Agi Dagi, the Company must spend U.S.$5,000,000 on exploration and issue 350,000 additional shares over four years, with a first year firm commitment of U.S.$1,000,000 on exploration.

To earn its 100% interest in Kirazli, the Company must spend U.S.$3,000,000 in exploration and issue 200,000 additional shares over four years, with a first year firm commitment of U.S.$250,000 on exploration.

Upon the Company earning its 100% interest, Teck Cominco will retain a net smelter return royalty of 1% on the Agi Dagi and 2% on Kirazli. In consideration of the preliminary ounces currently outlined on the properties, the Company will also pay to Teck Cominco, within 60 days following commencement of commercial production, a production bonus of U.S.$10 per ounce for every ounce, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the currently defined resource areas. If Teck Cominco does not back-in on Agi Dagi, it may elect to have the 600,000 ounces currently outlined, subject to either the production bonus or the 1% net smelter return, but not both.

To earn a 100% interest in the Biga Properties, the Company must incur U.S.$2,000,000 on exploration over four years, with a first year firm commitment of U.S.$200,000. Upon earning 100% interest, Teck Cominco will retain a net smelter return royalty of 1% on the properties.

Teck Cominco retains the right to back-in to the projects either before or after the Company earns its 100% interest (Teck Cominco must elect to back-in within 60-days), by incurring additional exploration expenditures on the properties over pre-determined time periods. The amount and time period for the expenditures varies depending on whether Teck elects to back-in before or after the Company has earned its 100% interest.

At any time prior to the Company earning its 100% interest, Teck Cominco may elect to retain a 60% interest in each project, independently, by spending the greater of:

  two times the Company's accrued expenditure at the time of its election to back-in; or
  $U.S. 5.0 million (for Agi Dagi); or
  $U.S. 3.0 million (for Kirazli).

Teck Cominco must spend the foregoing amounts within two years of electing to back-in with at least 50% spent in year 1. If Teck Cominco earns back an interest it will relinquish its net smelter return royalty. Teck Cominco may earn an additional 10% interest in either project by completing a final feasibility study within four years of meeting its expenditure commitment above and by arranging project financing for the Company's 30% portion of the production capital costs.

Up to 90 days after the Company earns its 100% interest, Teck Cominco may elect to back-in for a 60% interest in each project independently by spending U.S.$10,000,000 for Agi Dagi and U.S.$6,000,000 for Kirazli. Teck Cominco must spend the foregoing amounts over two years and complete a final feasibility study within 5 years of electing to back-in. Teck Cominco may also earn an additional 10% interest by arranging project financing for the Company's 30% portion of the production capital costs. Teck Cominco relinquishes its NSR royalty upon earning back an interest in a project.

Location
The Agi Dagi, Kirazli and Biga properties are located in Biga Peninsula of northwestern Turkey in an area centred on the town of Can, at 26° 51’ E and 39° 59’ N (Figure 1).

Figure 1: Location Map – Biga Peninsula, Western Turkey

Regional Geology
The Republic of Turkey is underlain by crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia continents. The Biga Peninsula, in particular, is located in the western part of the Sakarya Tectonic Zone which is bounded by the Intra-Pontide Suture to the north and the Ismir-Ankara-Erzincan Suture to the south. The Biga Peninsula is comprised of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata. Exotic blocks of eclogite and blueschist occur in a tectonic mélange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdag massif north of Kuçukkuyu.

i) Agi Dagi Property, Western Turkey

Location and Tenure

The Agi Dagi Property is located near the town of Çan about 50 kilometers southeast of Canakkale, in Canakkale Province of Northwestern Turkey (Figure 2). Access is by paved highway and by dirt logging road, allowing access to the majority of the property.

Figure 2: Agi Dagi/Kirazli/Biga Properties Location and Tenure

The property consists of a total of 11,916 hectares of mineral tenure in 11 contiguous licenses covering a prominent ridge with 900 metres of relief. A 2% net smelter return royalty in favor of a non-affiliated Turkish company is registered against the property. Details are as follows.

Table 1: Agi Dagi Claim Information

	PROVINCE	NAME OF PROPERTY	ACQ. DATE	LICENCE AREA (Ha)	ACCESS NUMBER	EXPLORATION LICENCE NO	LICENCE NO OIR	LICENCE NO IR	APP. DATE /VALID UNTIL/CONVERSION PAYMENT DATE
1	CANAKKALE	CAN-TEPEKOY	19-Apr- 02	1,498.11	1097391	AR-81309			19-Apr-07
2	CANAKKALE	BAYRAMIC-KARAKOY ARITASI	19-Nov- 02	288.37	2259693	AR-84287			19-Nov-07
3	CANAKKALE	MERKEZ	05-Jul- 05	119.45	2163219		OIR- 9095	IR- 46591	05-Jul-15
4	CANAKKALE	CAN-SOGUTALANI	20-Apr- 00	395.81	2205961		5552	IR-6404	20-Apr-10
5	CANAKKALE	CAN	25-Jul- 00	2,288.72	2314194		6695	IR-6466	25-Jul-10
6	CANAKKALE	CAN-SOGUTALANI	14-Nov- 01	1,616.43	1005271		7614	IR-6767	14-Nov-11
7	CANAKKALE	CAN-GICIKLER	18-Dec- 03	1,333.81	2544084		8829, 8836, 7317	IR-7543	18-Dec-13
8	CANAKKALE	CAN-OZANCIK		1,977.20	3052805	AR-20050064			08-Apr-08
9	CANAKKALE	BAYRAMIC-KARAKOY	08-Apr- 05	309.82	3052716	AR-2050031			08-Apr-08
10	CANAKKALE	CAN		1,706.31	1010204	AR-20054262			08-Jul-08
11	CANAKKALE	BAYRAMIC		382.23	1113925	AR-20054259			08-Jul-08
Agi Dagi Total				11,916.26

Property Geology
The Agi Dagi Property is underlain by a flat lying to gently north dipping sequence of Pre-Triassic to Pliocene metamorphic and volcanic strata. The lowermost geological unit is mafic metavolcanic and metasedimentary schists of the Kazdag Group which are part of a pre-Triassic metamorphic complex in fault contact with the younger volcanic sequence. Eocene, porphyritic (feldspar -quartz) intermediate volcanic rocks are well exposed at lower elevations on the north side of Agi Dagi Mountain and occur at depth below the gold mineralization. Intermediate volcanic rocks are overlain by Miocene felsic volcanic rocks consisting of a lower fragmental unit and upper sequence of flows and tuffs. The dominant east by northeast structural trend documented by geological mapping is oblique to the northeast trend of the ridge. Secondary structural trends are east by northeast and 010°.

Argillic alteration is associated with a north by northeast trending, sill-like body of feldspar quartz porphyry about 50 metres thick within the Baba Dagi zone. Some granodiorite, probably of Eocene in age, is exposed in the southern part of the property and some Pliocene mafic dykes were also encountered on the property.

Mineralization
The Agi Dagi Property is host to a large high sulfidation epithermal system within felsic volcanic rocks, with a mineralized silica cap that measures 4 kilometers by 2 kilometers. The structural grain of the property strikes NE-SW, the majority of which is as yet untested by drilling. Teck Cominco drilled a grid of shallow vertical holes through a small part of this silica cap in the SW corner of the property and calculated an inferred resource (non-compliant with NI 43-101) of 11.3MT @ 1.2 g/t gold, for approximately 435,000 ounces. The potential of this property is to expand the resource along strike and test its potential to host higher grade feeder structures akin to those delineated at Kirazli (see below). Untested targets of this type have already been identified in Teck Cominco's geophysical data and are drill ready.

Previous Work
The Agi Dagi property was initially staked and explored by a non-affiliated Turkish company.

The Agi Dagi property was optioned by Cominco in 1995 and 74 holes were drilled on the property between 1996 and 1997. The area has also been subjected to extensive rock chip sampling and soil sampling. A detailed IP and ground magnetic survey was carried out in 2003. Some preliminary metallurgical tests have also been carried out.

Recent Developments
The Company carried out 6,100 metres of diamond and reverse circulation drilling from July through December 2004 to expand the existing resources and test other targets arising from the 2003 IP survey.

In 2005, an additional 10,660 metres of diamond and reverse circulation drilling was carried out to further define two resource areas, Baba Dagi and Deli Dagi.

Resource Estimate
A 43-101 compliant resource estimate was calculated by Giroux Consultants Ltd in January 2006 for the Baba and Deli Zones. This estimate was calculated for both oxide and sulphide host rocks. The table below summarizes the indicated and inferred resources for both gold and silver for these two zones.

Table 2: Agi Dagi 43-101 Resource Estimate

				Indicated					Inferred
				Indi-	Indi-				Infe-	Infe-
				cated	cated				rred	rred
				Au	Ag				Au	Ag
	tonnes	Au	Ag	oz	oz	tonnes	Au	Ag	oz	oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Deli Oxide	1,110	0.83	5.00	30	178	12,350	1.12	7.16	444	2,843
Deli Sulfide	250	1.12	8.46	9	68	4,060	1.06	9.65	138	1,260
Deli Total	1,360	0.90	5.63	39	246	16,410	1.10	7.78	582	4,103
Baba Oxide	6,270	0.86	0.86	172	174	16,940	0.77	1.01	418	551
Baba Sulfide	170	1.10	0.91	6	5	1,430	1.06	9.65	43	43
BabaTotal	6,440	0.86	0.86	178	179	18,370	0.78	1.01	461	594
Agi Dagi Total	7,800	0.86	1.69	217	425	34,780	0.93	4.20	1,043	4,697

Planned Work for Agi Dagi for 2006
An 8,000 metre diamond drilling and reverse circulation drilling program is planned for the property for 2006 with focus on the further refinement of the Baba and Deli resource areas and the testing of new targets on the remainder of the property. The budget for Agi Dagi is approximately $3,500,000.

These properties have no pre-existing or modern plant and equipment or subsurface improvements.

ii) Kirazli Property, Western Turkey

Location and Tenure
The Kirazli Property is located 1.5 kilometers south of the village of Kirazli, Canakkale Province, on the Biga Peninsula of Northwestern Turkey. The property consists of a total of 1,540.43 hectares of mineral tenure in 2 contiguous licenses covering a prominent northwest trending ridge with 500 metres of relief. Access is by paved highway and dirt logging road, providing access to most of the property. Details are as follows.

Table 3: Kirazli Claim Information

No	PROVINCE	NAME OF PROPERTY	ACQ. DATE	LICENCE AREA (Ha)	ACCESS NUMBER	EXPLORATION LICENCE NO	LICENCE NO OIR	LICENCE NO IR	APP. DATE /VALID UNTIL/CONVERSION PAYMENT DATE
1 .	CANAKKALE	BAYRAMIC-AKPINAR	26-Nov-02	979.29	1110012	AR-84716			26-Nov-07
2	CANAKKALE	BAYRAMIC-KIRAZLI	14-Mar-02	561.24	2458325	AR-80772			14-Mar-07
Kirazli Total				1,540.53

The Kirazli Property is underlain by Miocene andesitic to dacitic volcanic and abundant high-level syn-volcanic intrusive rocks. The volcanic and syn-volcanic intrusive units are generally abundantly feldspar (+/- quartz) porphyritic, locally containing lithic fragments (lapilli or xenoliths). Rare laminated tuffaceous rocks are interlayed with the coherent porphyritic rocks. A wedge of coarse grained re-sedimented volcaniclastic rocks and small exposures of disrupted cinter were observed. General conclusions drawn include:

  The volcanic assemblage displays extremely disordered, intra-caldera relationships (interfingering, slumping, etc.);
  The volcanic stratigraphy is transected by several small heterolithic breccia pipes;
  The original rock textures are typically obliterated by intense alteration;
  Vertical offsets in the silica cap are controlled by brittle faults which have a strong spatial correlation with mineralized zones at surface;
  It was determined early in the exploration program, and subsequently verified by mapping and drilling, that direct control of mineralization by original volcanic lithologies was of minor importance.

Mineralization
The Kirazli Property is host to a high sulfidation epithermal system within andesitic rocks characterized by a silicification footprint measuring 2 kilometers by 1 kilometer. A number of high-grade intervals were drill-intersected by a previous owner who delineated a high-grade body. Drilling in 2005 by the Company has lengthened this high-grade body yet it remains open along strike, and has delineated other high-grade shoots. A broad envelope of lower grade material envelopes the main high grade body. The main high-grade body lies above the redox horizon, however, the deeper high-grade zones and the lower extents of the low-grade envelope lie below the redox horizon.

Previous Work
The Kirazli property was initially staked and explored by a non-affiliated Turkish company.

The Kirazli property was explored by a non-affiliated Turkish company in the 1990’s. Exploration work by this company included rock and soil geochemistry, IP surveys, and approximately 7000 metres of drilling.

Recent Developments
At Kirazli, the Company carried out 816 metres of diamond drilling from November to December 2004, to test the validity of historic drilling on the property. From February 2005 to November 2005 the Company carried out 7377.6m of diamond and reverse circulation drilling, 14 line kilometers of IP geophysical survey, 634 soil samples taken along the lines cut for the geophysical survey, geological mapping with 167 grab samples taken, one 4m 3m x 2.5m trench dug, sampled and mapped, and 64 channel samples taken at selected outcrops.

Resource Estimate
A resource estimate has been calculated by Giroux Consultants Ltd. This estimate was calculated for both oxide and sulphide host rocks. The table below summarizes the indicated and inferred resources for both gold and silver on the Kirazli Property:

Table 4: Kirazli 43-101 Resource Estimate

	Indicated					Inferred
				Indicated	Indicated				Inferred	Inferred
	tonnes	Au	Ag	Au oz	Ag oz	tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Kirazli Oxide	2,730	1.69	16.18	148	1,420	4,790	1.04	18.92	160	2,914
Kirazli Sulfide	2,700	1.11	3.14	96	273	13,020	0.96	2.26	403	945
Kirazli Total	5,430	1.40	9.70	244	1,693	17,810	0.98	6.74	563	3,859

Planned Work for Kirazli for 2006

A 5,000 metre diamond drilling and reverse circulation drilling program is planned for the property for 2006 with focus on the further refinement of the High Grade Zone resource area and the testing of new targets on the remainder of the property. The exploration budget for Kirazli for 2006 is approximately $2,300,000.

iii) Biga Properties, Western Turkey

Location and Tenure
The Biga Properties are located in the general vicinity of the town of Çan and consist of 25 licences consisting of 16,150 hectares of mineral tenures that comprise the Pirentepe, Halilaga and several other claim groups (Figure 2 and Table 5). Each claim group in centred about prominent hills that reflect the presence of silica caps. Access to the properties is by way of paved highway and dirt logging roads that provide reasonable access to most of the property.

Geology
The Biga Properties are underlain by Tertiary felsic volcanics with local strong argilization and silicification, the latter in the form of a dense silica cap. No other information is known about the properties at this point in time.

Mineralization
The Biga Properties all display prominent topographic highs that reflect the presence of silica cap rock and have all returned anomalous gold assays from the reconnaissance soil sampling. These factors indicate a large alteration and geochemical footprint in the region akin to many of the famous high sulfidation epithermal systems in the Peruvian Andes (Yanacocha, Alto Chicama).

Previous Work
The Biga Properties have seen limited work in the past amounting to minor reconnaissance scale rock and soil sampling.

Recent Developments
The Company carried out preliminary reconnaissance sampling over the Biga Properties in the summer and fall of 2005. In total 2380 soil samples, 658 grab samples and 131 channel samples were collected and sent for geochemical analysis. There were more focussed programs conducted on the Pirentepe and Halilaga properties.

Table 5: Biga Properties Claim Information

No	PROVINCE	NAME OF PROPERTY	ACQ. DATE	LICENCE AREA (Ha)	ACCESS NUMBER	EXPLORATION LICENCE NO	LICENCE NO OIR	LICENCE NO IR	APP. DATE /VALID UNTIL/CONVERSION PAYMENT DATE
1	CANAKKALE	BAYRAMIC- ASAGIOKCULAR	14-Mar- 02	224.57	2458318	AR-80771			14-Mar-07
3	CANAKKALE	BAYRAMIC-MURATLAR	22-Mar- 02	30.72	2458541	AR-80811			22-Mar-07
4	CANAKKALE	BAYRAMIC-DEDELER	25-Apr- 02	1,133.19	2461255	AR-81203			25-Apr-07
5	CANAKKALE	CAN-KARADAG	25-Apr- 02	667.30	2461282	AR-81206			25-Apr-07
6	CANAKKALE	BAYRAMIC-YANIKLAR	12-Nov- 02	540.07	2230315	AR-83814			12-Nov-07
7	CANAKKALE	BAYRAMIC-MURATLAR	19-Nov- 02	1,464.28	1077626	AR-84288			19-Nov-07

8	CANAKKALE	CAN-ETILI	19-Nov-02	629.66	1076684	AR-84289	19-Nov-07
9	CANAKKALE	MERKEZ-BODURLAR	26-Nov-02	579.85	2353806	AR-84717	26-Nov-07
10	CANAKKALE	BAYRAMIC-A.SAPCI	27-Mar-03	709.48	2378439	AR-86362	27-Mar-08
11	CANAKKALE	BAYRAMIC-K. IBRAHIMLER	15-Apr-03	220.75	1097916	AR-86875	15-Apr-08
12	CANAKKALE	BAYRAMIC- KAYACIKOBASI	2-Mar-04	972.35	1048473	AR-91855	02-Sep-06
13	CANAKKALE	MERKEZ-MUSAKOY- CONGARA	27-Jan-04	430.99	2192877	AR-91233	27-Jul-06
14	CANAKKALE	UTGEDIGI	12-Apr-04	443.88	1010118	AR-92356	12-Oct-08
15	CANAKKALE	MERKEZ-AKCALI	26-Apr-04	293.04	2371565	AR-92458	26-Oct-08
16	CANAKKALE	BAYRAMIC-MURATLAR	07-Oct-03	430.87	2399031	IR-7468	04-Oct-13
17	CANAKKALE	MERKEZ-OKCULAR	18-Apr- 05	1,650.41	3054699	AR-20050777	18-Apr-08
18	CANAKKALE	CAN-TERZIALAN		1,844.93	3052691	AR-20050045	08-Apr-08
19	CANAKKALE	CAN-KALBURCU		1,015.99	3053066	AR-20050251	11-Apr-08
20	CANAKKALE	MERKEZ-YENIKOY	18-Apr- 05	422.43	3054704	AR-20050783	18-Apr-08
21	CANAKKALE	BAYRAMIC-YANIKLAR		605.32	3052748	AR-20050053	08-Apr-08
22	CANAKKALE	BAYRAMIC- BEZIRGANLAR		63.36	3052695	AR-20050046	08-Apr-08
23	CANAKKALE	BAYRAMIC		829.09	1098491	AR-20054260	08-Jul-08
24	CANAKKALE	BAYRAMIC		410.00	2322463	AR-20054258	08-Jul-08
25	CANAKKALE			489.30	2402622	AR-20055696	02-Sep-08
Biga Total		BAYRAMIC- HACIDERVISLER		16,150.12

At Pirentepe a 1:2000 scale geologic mapping and sampling (345 channel and grab samples) program was carried out with more detailed mapping in several of the silica quarries on the property. This program included grid soil sampling (1135 samples) followed by a 36.8 line kilometer EM survey.

At Halilaga a 1:2000 scale geologic mapping and sampling (65 channel and 95 grab samples) program was carried out. This program included grid soil sampling (232 samples) followed by a 7.5 line kilometer EM survey.

Planned Work for the Biga Properties for 2006
A program of geological mapping and geochemical sampling is planned for 2006 followed by 2,000 metre diamond drilling and reverse circulation drilling program to test the main anomalies. The 2006 exploration budget for Biga, Pirentepe and Halilaga is approximately $1,520,000.

These properties have no pre-existing or modern plant and equipment or subsurface improvements.

b) Fronteer Eurasia Properties, Western Turkey

i) Samli Property

The properties described below were acquired by way of government auction, are without known reserves and the work is exploratory in nature. The Company is interested in these properties because of earlier work done in the area as described below.

Location and Acquisition of Interest
Samli Property is located appoximately 150 kilometers SW of Istanbul and 80 kilometers East of the aforementionned Agi Dagi property of the Company in the Balikesir Province of Western Turkey. The property consists of two contingent licenses totaling 3,630 hectares (Figure 3 and Table 6). Both licenses were acquired by the auction process of the Turkish government mining bureau in 2005 and the Company owns 100% interest in these properties. Access to the property is by way of a series of dirt roads that make most of the property accessible.

Figure 3: Samli Property Location and Tenure

Table 6: Samli Property Claim Information

No	PROVINCE	ACQ. NAME OF PROPERTY DATE	LICENCE AREA (Ha)	ACCESS NUMBER	EXPLORATION LICENCE NO	LICENCE NO OIR	LICENCE NO IR	APP. DATE /VALID UNTIL/CONVERSION PAYMENT DATE
1	BALIKESIR	29-Jun- MERKEZ-KAMCILI 05	1,963.2	2657612	20054005			30-Jun-08
2	BALIKESIR	1-Jul- MERKEZ-KAMCILI 05	1,666.4	2657628	20054083			1-Jul-08
Samli Total			3,629.6

Regional Geology
Turkey forms an east-west bridge between Europe and Asia and also straddles the geological boundary between Gondwana and Laurasia along a north–south transect. It was not a single entity until the early Tertiary, when several continental fragments with independent Paleozoic and Mesozoic geological histories were assembled during a complex sequence of events leading to the collision of Gondwana and Laurasia. The convergence between Gondwana and Larasia involved the collision and amalgamation of these continental fragments as well as the opening of new back-arc basins, which in turn created new continental slivers.

Property Geology
The Samli area has a complex geology with a wide variety of Paleozoic–Paleocene metamorphic, magmatic and sedimentary rocks. The Samli Area is a part of the Sakarya Zone and contain evidences of western Anatolian tectonic evolution and magmatic activity. Rocks on the Samli Property range from Paleozoic to Tertiary in age, and the main rock types from oldest to youngest are Palozoic metamorphic rocks, Triassic metamorphosed clastic rocks with carbonate blocks, Jurassic limestone and marl, Tertiary calk-alkaline magmatism and Neogene conglomerate, sandstone, shale, marl and calk-alkaline volcanic rocks. The knowledge of the main Samli Pluton is very limited. However it is known that magmatism is formed in a post-collisional enviroment as a result of crustal thickening. The overall composition of the Samli Pluton includng associated masses ranges from diorite through granite and locally syenite, the K-Ar age dating from biotite of granodiorite gave 22.3 ± 0.6 Ma.

Mineralization
Classic alteration zones of both IOCG and skarn type of deposits are seen at Samli Area. The early stage of metasomatism is related to sodic-calcic alteration. This stage is followed by a garnet-epidote alteration and late weak-potassic alteration. The general trend of the alteration zones is NE-SW, nearly parallel to main magnatite ore bodies and general trend of hematite-limonite and malachite (chalcopyrite)-rich zones.

Previous Work
The mining history for Samli Area goes back to Byzantine time when the area was mined for iron and copper from several small pits. The government mineral exploration company(“MTA”)initiated the first exploration program in the area at the begining of the 1950’s. Bak1rl1k Hill, only one kilometer away from the property boundary has been mined for iron from the begining of 1970s by a Turkish private iron mining company. The Company recognized IOCG type of mineralization in the Samli area in January 2005 and acquired two licenses from government auctions in June 2005.

Recent Developments
In 2005, the Company completed alteration and geological mapping both at regional and property scale. Limited rock sampling was done on the Samli property because for poor exposure.

Planned Work for Samli for 2006
A detailed IP survey that will be followed by 4 recon drill holes is planned for the Samli Area in 2006.

These properties have no pre-existing or modern plant and equipment or subsurface improvements.

ii) Nigde–Gumusler Property, Central Turkey

The properties described below were acquired by way of government auction, are without known reserves and the work is exploratory in nature. The Company is interested in these properties because of earlier work done in the area as described below.

Location and Acquisition of Interest
Nigde–Gumusler property is located about 300 kilometers SE of Ankara in the Nigde province of Central Turkey. The property consist of three licenses totaling 1563 hectars (Figure 4). Access to the property is by way of paved highway and then dirt roads which provide reasonable access to all areas of the property.

All the licenses were acquired via the auction process of the Turkish government mining bureau in October 2005 and the Company owns a 100% right to these licenses. The details for the licenses are summarized in Table 7.

Figure 4: Nigde–Gumusler Property Location and Tenure

Table 7: Nigde–Gumusler Claim Information

No	PROVINCE	ACQ. NAME OF PROPERTY DATE	LICENCE AREA (Ha)	ACCESS NUMBER	EXPLORATION LICENCE NO	LICENCE NO OIR	LICENCE NO IR	APP. DATE /VALID UNTIL/CONVERSION PAYMENT DATE
1	NIGDE	11-Nov- GUMUSLER 05	354.1	2378418	20058657			12-Nov-08
2	NIGDE	15-Nov- GUMUSLER 05	871.7	3062697	20058565			16-Nov-08
3	NIGDE	15-Nov- GUMUSLER 05	337.5	2318674	20058696			16-Nov-08
Nigde Total			1,563.3

Regional Geology
The Central Anatolia Region is called the Central Anatolian Crystalline Complex and contains Paleozoic-Mesozoic medium-high grade metamorphic rocks overthurst by Upper Cretaceous ophiolitic units and intruded by a number of calk-alkaline to alkaline plutons. It is known that the magmatic rocks in the complex can be divided into four genetically different types. Those are I-Type, S-Type, H-Type and A-Type magmatics. Different types of mineralization related to various magmatic events have been identified at this part of Turkey. The Nigde–Gumusler property is part of Nigde Massive that forms the southern part of the Central Anatolian Crystalline Complex.

Property Geology
Nigde Massive is part of the Gondwana Continent and is composed of metamorphic rocks age ranging from Pre-Cambrian to Triassic and include marble-calc schist and gneiss. The metomorphic units are intruded by S-type granodiorite to granite intrusives. The intrusive activity is related to the crustal thickening at the back arc of Neo-tethys ocean closure. Age of the intrusives are Upper Cretaceous.

Mineralization
The post-collisional granodiorite to granite intrusive is associated with W-Sb-Hg mineralization along the marble-calc schist/gneiss contacts. The gold mineralization is associated with aplite dikes, breccia zones, flat veins, and as disseminations within the intrusive. The association of the post-collisional granitoid with Au-W and Sb mineralization is an indication of a intrusive-related gold system.

Previous Work
The Nigde–Gumusler Area was mined for silver during Byzantine time and a local Turkish mining company started to mine for Sb, Ag, Pb, and Zn from the beginning of 1950s until 1994. The Company recognized the intrusion-related gold mineralization at Gumusler Area in late 2005 and acquired three licenses from auctions of the mining bureau.

Recent Developments
In 2005, the Company completed a regional reconnisance rock sampling at Gumusler Area.

Planned Work for Nidge-Gumusler for 2006
Mapping and detail rock sampling is planned for the property for 2006.

These properties have no pre-existing or modern plant and equipment or subsurface improvements.

c) Chiapas Properties, Chiapas State, Mexico

The properties described below are without known reserves and the work is exploratory in nature. The Company is interested in these properties because of earlier work done in the area as described below.

Acquisition of Interest
In late 2004, the Company acquired a 100% interest in 12 properties through staking in the southern Mexican state of Chiapas. The final paperwork for the claims was submitted in late February 2005.

Recent Developments
The Company carried out a program of regional stream sediment sampling and geological reconnaissance in 2005 over the claim areas. This was followed by detailed stream sediment and soil sampling along with geological mapping and rock sampling. No significant results were identified in the survey.

Planned Work for Chiapas for 2006
There are no plans to do further work on these properties and the claims will be allowed to lapse.

d) Clara and San Pedro Properties, Jalisco State, Mexico

The properties described below are without known reserves and the work is exploratory in nature. The Company is interested in these properties because of earlier work done in the area as described below.

Acquisition of Interest
The Company signed an option agreement with Minera Teck Cominco SA de CV in early November 2005 and may earn 100% interest in both of these projects by spending a combined total of U.S.$2,000,000 over four years on exploration, to be divided between the two properties. Teck Cominco will retain a back-in right to each project which must be exercised within 60 days of the Company expending $U.S.2,000,000 on such project. Teck Cominco will also retain a 1.5% to 2% net smelter royalty on each project, which will be extinguished for a project if Teck Cominco earns back an interest.

Teck Cominco’s back-in right allows it to earn an initial 51% interest in each project individually by incurring twice the Company’s expenditures on such project over three years, with a firm first year work commitment of 25% of the Company’s expenditures. Thereafter, Teck Cominco may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

i) Clara Property, Mexico

Location and Tenure
The Clara property is located in Western Jalisco state, Mexico approximately 60 kilometers southwest of Guadalajara. Access is via paved road to within 2 kilometers of the property and good dirt roads over much of the property. The property has no pre-existing or modern plant and equipment or subsurface improvements.

The tenure consists of 3 claims totaling 1330 ha (Figure 5).

Figure 5: Clara Property Location and Tenure

Regional Geology
The regional geology is dominated by the Zacoalco Graben, which constitutes the western arm of the Jalisco triple junction. The Clara Property is located on the southern edge of this graben where it passes tangential to a large (55 kilometers in diameter) circular feature identified in Landsat imagery and apparently related to a Neogene volcanic centre. These volcanic centres belong to the Neogene to Recent Trans-Mexican Volcanic Belt which transects the width of Mexico from coast to coast. It appears that more rapid extension in the western side is being accommodated by the Jalisco Block triple junction. Notable gold+/-silver deposits associated with the Trans-Mexican Volcanic Belt are those at Pachuca (7Moz Au, 1500Moz Ag), Guanajuato (5Moz Au, 1500Moz Ag) and El Oro (5.6Moz Au, 52Moz Ag). A large high-sulphidation epithermal system (Caballo Blanco) is currently being explored by Comaplex-Almaden at the easternmost end of this belt.

Property Geology
Geological mapping at 1:5,000 scale has identified seven main rock units. An early andesite, exposed primarily in arroyos cutting the north side of the property, is overlain by volcanic breccia, red conglomerates (possibly epiclastic or lahar), crystal lithic tuffs and rhyolite tuffs and lavas. Unaltered magnetic diabase and basaltic dikes cut this volcanic succession and probably represent feeders to post-mineral basalts flows which overlie most of the units, occurring as isolated outcrops.

Alteration
The crystal lithic tuffs and conglomerate/epicalstics have undergone advanced argillic alteration, intense fracturing and isolated silicification (including vuggy silica + specularite +/- barite) over an area of almost 3 square kilometers (with 500m of vertical exposure). Weakly altered rhyolite units may have served as a cap to the altering fluids. The area of strongest alteration is bounded on three sides by airphoto lineaments trending ENE, NE, and NW. Geologic mapping has confirmed that two of these are faults which acted as hydrothermal fluid conduits. Much of the altered area is overprinted by specularite-filled vugs, occasionally with barite, representing late-stage epithermal mineralization. The peripheral veins also have specularite and barite.

Mineralization
The stratigraphically lowest mineralization is comprised of base metal (Zn+Cu) + barite-bearing veins (with minor gold) which cut the early andesite unit. Gold, however, principally occurs in small quartz veins associated with the NW- and ENE-trending lineaments and coinciding with the location of many of the gold-in-soil geochemical anomalies. There is also a peripheral zone of Au-bearing silicified breccias and two outcropping zones of vuggy silica(+specularite+/-barite). The veins show various styles (massive qtz, banded with calcite psudomorphs, banded with specularite borders and/or associated with barite, and sulphide-rich Ag-Pb-Zn mineralization), indicative of intermediate-sulphidation veins peripheral to a high-sulphidation core. The highest Au values are in the silicified vein breccias (maximum value of 24,800 ppb Au) with specularite cemented breccias containing up to 9640 ppb Au.

Previous Work
Old workings of unknown age are present on the property, and just south of the main alteration zone Peñoles operated a Ag-Pb-Zn vein mine up to 1967. Cominco covered the region in 1994 with stream sediment geochemistry and followed up this particular anomaly in January 1995. Two claims were staked by Cominco in February 1995. It is likely that Cominco was the first to work this area since Peñoles left in 1967.

Cominco Work: 1995 - grid cut, 504 soil samples on 200m spaced grid + 164 rock samples and geologic/alteration mapping at 1:5000. 1996 - 40 line kilometers of gradient array IP/resistivity on 200m spaced lines covering main alteration zone. PIMA analysis of 700 rock samples at 50m intervals along IP grid; definition of drill targets that were never drilled due to the incomplete land tenure situation at that time (all favourable ground is now covered by Teck Cominco claims).

Teck Cominco Work: 2004 - Follow-up mapping and rock sampling, focusing on previously identified siliceous areas; 170 rock samples and 70 additional PIMA samples.

Recent Developments
The claims were recently optioned from Teck Cominco and follow-up geological mapping and sampling is currently underway.

Planned Work for Clara for 2006
Diamond drilling is anticipated to commence on these projects by early 2006.

ii) San Pedro Property, Mexico

Location and Tenure
The property is located in Western Jalisco state, Mexico approximately 60 kilometers southwest of Guadalajara. The property is accessed by approx. 20 kilometers of good dirt road connecting with main highway and large town. Moderate to steep hilly topography with temperate oak-pine forest at higher elevations mixed with cultivated fields and sub-tropical bush below. A river crosses the southernmost part of the property. A 1997 drill road which crosses the core of the property is still in good shape.

The tenure consists of 1 claim (San Pedro) totaling 7750 ha (Figure 6). The property has no pre-existing or modern plant and equipment or subsurface improvements.

Regional Geology
The region is geologically dominated by the Jalisco Block triple junction – a major extensional feature responsible for Tertiary to Recent and currently active (e.g., Colima Volcano) volcanism and geothermal activities. The San Pedro property is located near to this junction along its southwestern-trending arm at the intersection of two (20 kilometers & 10 kilometers diameters) circular features identified on Landsat images and representing overlapping volcanic centres (esp. calderas). These volcanic centres belong to the Neogene to Recent Trans-Mexican Volcanic Belt which transects the width of Mexico from coast to coast. It appears that more rapid extension in the western side is being accommodated by the Jalisco Block triple junction. Notable gold+/-silver deposits associated with the Trans-Mexican Volcanic Belt are those at Pachuca (7Moz Au, 1500Moz Ag), Guanajuato (5Moz Au, 1500Moz Ag) and El Oro (5.6Moz Au, 52Moz Ag). A large high-sulphidation epithermal system (Caballo Blanco) is currently being explored by Comaplex-Almaden at the easternmost end of this belt.

These properties have no pre-existing or modern plant and equipment or subsurface improvements.

Figure 6: San Pedro Property Location and Tenure

Property Geology

Six main rock units have been mapped on the property. A weakly altered, medium-grained granite represents the local basement rock and is disconformably overlain by a possible caldera-fill succession of greenish volcano-sediments intercalated with pyroclastic lahar flows. Succeeding this volcanoclastic formation is a thick succession of lithic to crystal-lithic felsic tuffs & lapilli tuffs of probable Neogene age which comprise the host rock for the mineralization and are in apparent fault contact with limestones of probable Mesozoic (Cretaceous) age. Unaltered recent basalt flows cap and border the Neogene tuffs to the north and west of Cerro Minas, possibly in synvolcanic fault contact. Peripheral to these volcanics are reddish volcanic conglomerates thought to represent a separate lahar flow of probable Neogene age. The host lithic tuff unit forms a north-south fault-bounded block forming the southern slope of Cerro Minas and exposed over a vertical and horizontal distance of 650 m and several kilometers respectively.

Alteration

Strong fracturing and alteration affect an area of at least 14 square kilometers, including the host lithic tuffs and the granite. The centre of this acid-sulphate alteration system is a high-standing silicified zone of at least 600m x 700m capping the southern end of Cerro Minas and is comprised of a multi-phase vuggy silica breccia that contains quartz, alunite, specularite, dickite and local minor barite and zunyite. Opaline quartz fills many of the small vugs indicating that this silicified zone was very high in the epithermal system (sub-geothermal level), in the mixing zone between cooling hydrothermal fluids and groundwaters. This silica cap is therefore interpreted to be above and flanking a preserved gold-rich core. Post-mineral basalts border the silica cap to the north and west. Advanced argillically altered tuff clasts contained within basal parts of the basalt unit provide evidence for the preservation of a much larger system than is currently exposed. The silica cap is bordered to the south and east by concentric zones of the following assemblages: 1) advanced argillic alteration (dickite- alunite-kaolinite-quartz), 2) argillic alteration (kaolinite-illite- montmorillonite) and 3) propylitic (chlorite-epidote). Much of the advanced argillic alteration zone is represented by a dickite-rich breccia that is partly overlain by the silica cap. Pyrophyllite was only encountered at the bottom of drill hole SP97-10 (see below). To the south of Cerro Minas, the

40

system seems to be more concentrated in N-NNE striking structural zones associated with silicification and, in places, brecciation.

Mineralization
The old workings are located 1 to 1.5 kilometers south of, and approximately 500 m in elevation below, the centre of the exposed vuggy silica breccia zone. Exposed there are collapsed adits and shallow shafts that attempted to follow N-NNE striking narrow veins, silicified zones and breccias with oxidized disseminated suphides (mostly after pyrite) and local copper oxide staining, and containing Au (up to 1.6 g/t), Ag (up to 299 ppm), Cu (up to 1853 ppm), Pb (up to 10,537 ppm) and Zn (up to 8163 ppm). One rock sample of a dickite breccia returned 1.6 g/t Au. The vuggy silica cap is largely barren of gold with only sporadic gold contents (up to 307 ppb Au) but with more consistently yet weakly anomalous As and Sb contents.

Previous Work
Small, old workings of unknown age are present on the property, indicating some limited past production but no details are available. In 1987, aerial reconnaissance by Cominco identified a red colour anomaly associated with the slopes of Cerro Minas. The original claim was staked in 1988. Initial ground work focused on the area around the old workings on the southern slope of Cerro Minas and included geologic mapping, rock/soil geochemical sampling and prospecting. Rock samples returning 1-1.6 g/t Au were not sufficient at the time to generate support for further work. An idle core claim was kept until it was decided to re-evaluate the target in 1996. More extensive geologic mapping, including PIMA alteration mapping, and rock/soil geochemical sampling were carried out which resulted in the discovery of a large, gold-bearing, vuggy silica breccia zone, located upslope from the old workings and capping Cerro Minas. Additional claims were added to cover the delineated extent of the mapped system. The property was drilled (10 RC holes totaling 1637m) in 1997 but due to problems with road building, the principal target within the vuggy silica breccia zone was not tested. Cominco curtailed all gold exploration work in Mexico in 1998 and eventually dropped the ground. Teck Cominco re-staked the ground in early 2004 and carried out additional mapping, PIMA alteration work and surface rock sampling.

Recent Developments
The claims were recently optioned from Teck Cominco and compilation work is currently underway.

Planned Work for San Pedro for 2006
Diamond drilling is anticipated to commence on these projects by early 2006.

The combined 2006 budget for the San Pedro and Clara Properties is approximately $460,000.

e) Central Mineral Belt, Labrador, Canada

The properties described below are without recently documented reserves and the work is exploratory in nature. The Company is interested in these properties because of historical records of uranium, copper and other metal occurrences thereon.

Acquisition of Interest
In March 2003, the Company entered into a 50-50 strategic alliance with Altius to explore for iron oxide-copper-gold-uranium mineralization in central Labrador. A total of 212,197 acres in 33 licenses or groups of mineral claims were acquired by staking within a regional area of interest during 2003, 2004 and 2005.

During early 2005, a privately held company, Aurora Energy Inc., was created to hold the CMB property. Aurora Energy is jointly held by the Company

(56.8%) and Altius (43.2%) with the Company currently serving as the project operator.

Location and Tenure
A total of 3,116 mineral claims cover the Post Hill – Michelin uranium district in the eastern part of the CMB (Figure 7 and Table 9). Most of these claims are contiguous. The properties are 5 to 40 kilometers southeast of Postville, a village located on Kaipokok Bay. Postville is approximately 250 kilometers north by northeast of the community of Goose Bay. Additional groups of claims which make up the Croteau property are located further west in the central interior of Labrador. Access is primarily by helicopter or fixed winged aircraft from either Postville or Goose Bay. Access may also be possible by way of snowmobile in winter. There are no pre-existing roads to the property.

Figure 7: CMB Property Tenure and Location

Table 9: CMB Property Claim Information

Property	License	Claims	Ha.	NTS	Issued	Work Due	Amount Due
Burnt/Emben	09414M	63	1575	13J12E	3/27/2003	3/27/2006	$12,260.82
Burnt/Emben	09413M	42	1050	13J12E	3/27/2003	3/27/2006	$7,459.44
Croteau	09415M	40	1000	13K06 13J12W,	3/27/2003	3/27/2006	$15,964.60
East Micmac Lake	09721M	36	900	13J13W 13J13E,	10/24/2003	10/24/2006	$9,000.00
Kaipokok Bay	10059M	54	1350	13J13W	4/12/2004	4/12/2006	$13,100.62
Makkovik River 1	10050M	147	3675	13J12E 13J13E,	4/12/2004	4/12/2006	$29,704.77
Makkovik River 2	10051M	220	5500	13J12E 13J11W,12E	4/12/2004	4/12/2006	$63,226.06
Makkovik River 3	10052M	127	3175	,13E,14W 13J13E,	4/12/2004	4/12/2006	$10,344.72
Makkovik River 4	10053M	111	2775	13J12E	4/12/2004	4/12/2006	$27,801.82
Makkovik River 5	10054M	170	4250	13J13E 13J13E,	4/12/2004	4/12/2006	$47,604.08
Makkovik River 6	10055M	136	3400	13J14W	4/12/2004	4/12/2006	$36,139.71

Makkovik River 7	10056M	126	3150	13J13E	4/12/2004	4/12/2006	$35,303.78
Makkovik River 9	10058M	30	750	13J13E 13J12W,	4/12/2004	4/12/2006	$8,098.15
Michelin	09412M	190	4750	13K09E 13J12W,	3/27/2003	3/27/2006	$40,823.50
Michelin North	09482M	145	3625	13K09E	4/28/2003	4/28/2006	$13,159.41
Michelin Northeast	09722M	100	2500	13J12W	10/24/2003	10/24/2006	$22,930.53
Michelin Northwest	09723M	42	1050	13K09E	10/24/2003	10/24/2006	$11,873.70
Post Hill	09410M	136	3400	13J13E	3/27/2003	3/27/2006	$33,468.05
Post Hill	09411M	128	3200	13J13E	3/27/2003	3/27/2006	$30,726.00
Post Hill Northeast	09718M	8	200	13J13W	10/24/2003	10/24/2006	$746.02
Post Hill Northwest	09719M	32	800	13J13E 13J13E,	10/24/2003	10/24/2006	$6,410.91
Post Hill West	09720M	60	1500	13J13W	10/24/2003	10/24/2006	$14,268.45
Storm	10726M	72	1800	13K03	3/27/2003	3/27/2006	$5,524.03
Walker Lake	10022M	190	4750	13K09E	4/2/2004	4/2/2006	$45,395.23
West Micmac Lake 1	10046M	181	4525	13J12W, 13K09E	4/12/2004	4/12/2006	$43,702.00
West Micmac Lake 2	10047M	120	3000	13J12W	4/12/2004	4/12/2006	$29,894.07
West Micmac Lake 3	10048M	137	3425	13J12W 13J12E,	4/12/2004	4/12/2006	$34,792.64
West Micmac Lake 4	10049M	166	4150	13J12W	4/12/2004	4/12/2006	$22,397.87
Aurora River	10343M	175	4375	13J/12 13K/09E,	10/29/2004	10/29/2006	$3,851.66
Melody Lake	10344M	132	3300	13J12W	10/29/2004	10/29/2006	$1,445.74
Total		3316	82,900				$677,418.38

Regional Geology
The Central Mineral Belt (“CMB”) refers to an area of Archean to Mesoproterozoic crust which is located in Eastern Labrador and is part of the north-eastern Laurentian Shield. The CMB forms part of the Nain, Makkovik and Churchill tectonic provinces and has been overprinted in the south by the Exterior Thrust Belt of the Grenville Province. The CMB comprises a series of six Proterozoic supracrustal sequences, intrusive suites of various ages and adjacent Archean rocks. These rocks record to varying degree events associated with Makkovikian (~ 1.8 Ga), Labradorian (~ 1.6 Ga) and Grenvillian (~ 0.1 Ga) deformation. The Makkovikian orogen is correlated with Ketilidian, Penokean and Svecofennian orogens which formed part of a Paleoproterozoic active margin along the southern margin of Laurentia-Baltica.

Local Geology
The mineral tenure of the present CMB Uranium Property is located within the Aillik domain of the Makkovik Province which includes the Kaipokok, Aillik and Cape Harrison tectonic domains. The Kaipokok shear zone which defines the boundary between the Kaipokok and Aillik domains also marks the southern limit of Archean crust in the Makkovik Province. The Cape Harrison domain has been interpreted as a magmatic arc developed near the Makkovikian continental margin.

The Aillik domain is underlain by rocks of the Paleoproterozoic Post Hill Group (2178 to 2013 Ma) and the Aillik Group (1860 to 1810 Ma) as well as extensive granitoid terrain comprised of several intrusive suites including 1815 to 1790 Ma syntectonic and post tectonic Makkovikian plutons, 1740 to 1700 Ma post tectonic, A-type plutons and 1650 Ma plutons of the Trans-Labrador batholith. Deformation, amphibolite facies regional metamorphism, regional metasomatism and uraniferous mineralization of the Post Hill Group and Aillik Group have been attributed to Makkovikian Orogeny (1.9 to 1.7 Ga). The stratigraphy of the Post Hill and Aillik groups and the distribution of intrusive suites within the Aillik domain are not well-defined. A number of uranium occurrences are located along the Nakit Slide (a strand of the Kaipokok shear zone) which is a tectonic contact between lithologies of the Post Hill Group to the northwest and the Aillik Group to the southeast.

The Post Hill Group consists of approximately 2700m of metamorphosed siliceous and carbonaceous clastic metasedimentary strata and mafic metavolcanic rocks found in tectonic contact with Archean gneiss. The Post Hill Group occurs as highly strained, amphibolite and gneiss in thrust sheets near Kaipokok Bay. A rifted, continental margin setting has been interpreted for deposition of the Post Hill Group.

The Aillik Group is comprised of approximately 5000m of metasedimentary rocks, bimodal metavolcanic rocks (dominantly felsic), subvolcanic intrusives and diabase dykes. A lower dominantly metasedimentary section and upper dominantly fragmental, felsic volcanic section have been recognized. Deposition in back-arc basin and in a shallow marine to subaerial environment has been inferred for the Aillik Group. The Aillik Group is noted as a host for numerous and varied Cu, Pb, Zn, Mo, and U occurrences. Within the project area, rocks are commonly represented by laminated magnetite-feldspar-quartz gneiss.

Mineralization
The CMB is one of the more prolific areas of uranium mineralization in Eastern Canada. Approximately 100 metal occurrences are known in the vicinity of the map area of which approximately 70% are called uranium occurrences and about 20% are called copper occurrences, though most of the copper occurrences are associated with uranium mineralization

Radioactivity is typically associated with hydrothermal breccias marked by well-oxidized wall rocks and dark hornblende-rich fracture filling. Commonly radioactivity is proportional to the amount of dark colored matrix component but in some cases salmon-red, crackle brecciated lithologies are also highly radioactive. The matrix of radioactive breccia includes the assemblage: hornblende + sphene + calcite (grey or pink) + magnetite± biotite, garnet, (Fe, Cu, Pb, Zn, Mo)-sulphides, fluorite, uraninite.

The CMB Uranium Property is host to a number of these known occurrences, the more prominent of which are described below. The Gear, Inda and Nash Deposits, found in the northeast corner of the property, lie within rocks of the Post Hill Group while the McLean (Jacque’s Lake) Prospect, Emben (Otter Lake) Showings, Melody Hill Anomaly, Michelin Uranium Deposit, Rainbow Uranium Deposit, Michelin East Target are hosted by the Aillik Group.

i) Uranium Prospects of the Post Hill Group
Gear Deposit - Uranium mineralization discovered at Gear Lake in 1968 is associated with a roughly circular U/Th radiometric anomaly 0.35 kilometers in diameter. The mineralization occurs within sheared metasedimentary rocks for a strike length of 120 m. An average grade of 0.165% U3O8 was obtained for one zone of mineralization 30 m long by 4.9 metres wide as outlined to a depth of 70 m.

Inda Deposit - Uranium mineralization discovered at Inda Lake in 1968 is also associated with a prominent roughly circular U/Th radiometric anomaly 0.35 kilometers in diameter. The mineralization occurs on the upper, south-eastern limb of a north-easterly trending anticline which is overturned to the northwest. The mineralization occurs as a footwall lens and three hanging wall lenses along a strike length of 1.1 kilometers between Inda and Knife lakes. The 1976 historical resource estimate for the Inda Lake deposit was based on results from 23 holes. Seventy five percent of the tonnage was in the main or footwall wall lens as defined over an average width of 2.44 m and strike length of 640 m. The grade of mineralization attributable to tonnage in the hanging wall lenses was 0.19% U3O8.

Nash Deposit - Uranium mineralization discovered at Nash Lake in 1967 is associated with an oval-shaped U/Th radiometric anomaly 0.7 by 0.3 kilometers in diameter. Drilling during the late 1960’s located three zones of mineralization within a shear zone called the Nakit Slide. The 1970 historical resource estimate for the main zone was for defined over a strike length of 365 m and vertical extent of 140 m. A dip of 60 degrees east and average width of 1.85m were reported for the zone. Some potential for resource development may exist in the east and west extension zones. For example diamond drill hole NW77-6 in the west extension zone hit 0.072% U3O8 over 3.4 m from 13.4 to 16.8 m.

ii) Uranium Prospects of the Aillik Group
McLean (Jacque’s Lake) Prospect - The McLean occurrence near Jacques Lake was found in 1956 by prospector J. McLean on behalf of Brinex and occurs in felsic and intermediate gneiss of the Aillik Group. In 1967, four trenches were cut along a strike length of 165 m on the side hill at an elevation of about 235 m. Results of sampling of these trenches included 0.06% U3O8 across 0.9 m from trench #2 and 0.04% U3O8 across 2.1 m from trench #3. Working on behalf of the Urangesellschaft/Brinex Joint Venture in 1978, prospector A. Andrews identified a dispersal train of 12 radioactive boulders with an average content of 0.32% U3O8 near the base of the ridge. Recent work by Aurora in 2004/2005 identified two strong radiometric anomalies along the side hill and at the base of the ridge extending for a distance of 4 kilometers. Subsequent drilling of the anomalies in late 2005 (7 ddh - 2,180.24m) intersected uranium mineralization in 4 of 7 holes and returned a high of 0.10% U3O8/9.2m in DDH JL-05-05.

Emben (Otter) Showings - Several occurrences of uranium mineralization with significant base metal and silver values have been documented within the Aillik Group on the east side of the Burnt granite intrusive since the initial discoveries in 1969. One selective grab sample in 1969 from a radioactive boulder assayed 8.49% U3O8. Encouraging results by Brinex in 1981 included 0.423% U3O8 over 3.0 m in trench #5 across a zone 100m in strike length called the Emben South Zone. Work by Aurora in 2004/2005 identified a broad 500m x 500m radiometric anomaly covering the old Emben Main, Central and South Showings and drilling in 2005 (10 ddh – 2,685.59m) returned a high of 1.0% U3O8/0.5m in DDH OL-05-04 at Emben (Otter) South.

Melody Hill Anomaly - A north-easterly trending zone of weak radioactivity, 8 x 1 kilometer in size, straddles Melody Lake. Within this zone, a 1.0 kilometer dispersal train of radioactive boulders was identified on the southern slope of Melody Hill about 1.4 kilometers northeast of Melody Lake. Historical results for these boulders include an average of 8.4% U3O8 from 27 boulders and a high of 28.2% U3O8 from a grab sample collected in 2004. Anomalous uranium content in excess of 100 ppm in lake sediments and an intercept of 0.14% U3O8/6.0m in DDH 80-44 on the shoreline suggest a possible source area below Melody Lake.

Michelin Uranium Deposit - This historic deposit, located in the southwest portion of the claim group, consists of several sub-parallel groups of mineralized zones along a strike length of 1200 metres and to local depths of 700 metres and is open in all directions. The mineralization is largely confined to 150-200 metre thick zone of visibly discernable hematite alteration within a coarse feldspar porphyritic quartz mylonite unit, the boundaries of the zone being essentially conformable with S1 and lithologic contacts. The zones have an average grade of 0.12% U3O8, strike approximately 060º, dip about 55º southeast, and contains higher grade shoots which plunge steeply to the south-southwest, consistent with the regional plunge lineation. The most consistently mineralized material occurs within a 65-metre thick interval located near the upper part of the lower half of the alteration zone. This interval contains up to three higher-grade subintervals, separated by lower-grade or essentially un-mineralized material. The alteration zone is marked by a gradational replacement of biotite and chlorite by hornblende, and more proximal to mineralization, by pyroxene and actinolite. There is also an increase in calcite and gypsum, although these are still only present in very minor quantities. Hematization increases significantly proximal to mineralization, with associated disappearance of magnetite and locally pyrite. Uranium normally occurs in microscopic disseminations of uraninite associated with strong hematization. New drilling by Aurora in 2005 (10 ddh totalling 4,547.19m) was successful in both confirming the know mineralization above 250 metres and also extending the zone down-plunge to a vertical depth of 700 metres. The best intersection came from DDH M-05-06 which returned 0.1% U3O8/63.0m in the heart of the main plunging shoot at a vertical depth of 550 metres. A new 43-101 compliant resource calculation for the zone by RPA in January 2006 shows a Measured and Indicated Resource of 8,957,000 tonnes @ 0.113% U3O8 and an Inferred Resource of 4,116,000 tonnes @ 0.148% U3O8.

Rainbow Uranium Deposit - The Rainbow zone of mineralization, located 3 kilometers southwest of Michelin, occurs as a stratiform lens within feldspathic tuff and tuff breccia of the Aillik Group. Mineralization with an average grade of 0.15% U3O8 occurs over a strike length of 290m and widths up to 15m. The main lens, as inferred by drilling, was 140m long by 2 to 15 m wide by 79m deep and is still open in all directions.

Michelin East Target – This area was investigated by Brinex staff during the development of the neighboring Michelin Deposit and dozens of the 300 drill holes performed at Michelin fall within the Michelin East target area. Ground work resulted in the discovery of the Chitra Zone, Mikey Lake Zone, and Running Rabbit Zones and follow-up drilling partially tested these zones as well as the a number of the known radiometric anomalies. The best results were 0.11% U3O8/6.7m in DDH CH75-2 from the Chitra Zone.

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

Recent Developments
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

Work completed during 2005 by Aurora Energy, consisted of exploration of large U/Th radiometric anomalies outlined in the Jacque’s Lake, Otter Lake and Michelin areas. Geological mapping, geochemical and geophysical surveys were carried out in the summer of 2005. This was followed by diamond drilling during the fall in these project areas. A total of 9,400m were drilled in 27 holes targeting the Michelin, Jacque’s Lake and Otter Lake areas.

Planned Work by the Company for 2006
Work proposed for 2006 consists of 40,000m of diamond drilling in the Jacque’s Lake, Otter Lake, White Bear (formerly Burnt Lake) and Michelin areas. This will be carried out concurrently with summer mapping, geochemical and geophysical programs. Work is scheduled to run from early June through the end of October 2006. The budget for this program is $14,500,000, to be funded through Aurora’s IPO financing.

Resource Estimate

A 43-101 compliant resource estimate was calculated by Roscoe Postle Associates in January 2006 for the Michelin Deposit. The table below summarizes the measured, indicated and inferred resources for historic and 205 drilling.

TABLE 10: RPA MINERAL RESOURCES Aurora Energy – Michelin Uranium Deposit
Zone	Category	Tonnes	Grade (% U3O8)	Contained lbs U3O8
Total	Measured	342,000	0.113	851,000
Total	Indicated	8,615,000	0.113	21,374,000
Total	Measured & Indicated	8,957,000	0.113	22,225,000
Total	Inferred	4,116,000	0.148	13,360,000

Note:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cutoff grade of 0.05% U3O8 and a minimum vein width of 2.0 m.
3.	Density of mineralized rock is 2.83 t/m3 .
4.	Tonnage and contained lbs. uranium numbers are rounded.
5.	Average grade of resource blocks estimated by interpolation using kriging method.

These properties have no pre-existing or modern plant and equipment. Approximately 600 metres of sub surface drifting was carried out by previous owners. These improvements were subsequently subject to reclamation orders and were filled in. The Company has not opened up these drifts to determine the extent to which they may be useable today.

f) Red Lake-Birch-Uchi Belt, Northwestern Ontario, Canada

i) Dixie Lake Property

The Dixie Lake Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Dixie Lake Property stemmed from earlier discoveries of gold which were made in the area.

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

On September 3, 2003, the Company announced that it had granted an option to Alberta Star Development Corp., an unrelated public company trading on the TSX Venture Exchange under the symbol “ASX”, to earn up to a 50% interest in the Dixie Lake Property. Alberta Star Development Corp. can earn a 50% interest in the Dixie Lake Property by:

a.	Paying the Company an initial $10,000 and issuing 50,000 common shares of its common stock to the Company (paid and stock issued);
b.	Completing $2,000,000 in exploration work by September 1, 2006;
c.	Making annual cash payments to the Company of $25,000, $40,000 and $60,000 over the three year period beginning 2004; and,
d.	Making annual share issuances to the Company of 100,000 common shares of Alberta Star Development Corp. beginning 2004.

In addition to the above, Alberta Star Development Corp. is responsible for all cash payments to the underlying property vendor, Perry English, during the option period. By the terms of the agreement, the Company will be the operator of the program; however, the exploration team will consist of at least one person from Alberta Star Development Corp.

In early 2005, Alberta Star Development Corp. announced its intention to drop its option on the property.

In May of 2005, an agreement was reached with Grandview Gold Inc. of Toronto, Ontario, in which Grandview would earn a 51% stake in the Dixie Lake property for an exploration expenditure of $300,000 CAD plus any remaining cash payments under the original option agreement to the property vendor (Grandview assumed the remaining responsibilities under the original option agreement of Alberta Star Development Corp.) Under the terms of this agreement, Grandview Gold became the project operator.

Location and Tenure
The Dixie Lake Property is located in Northwestern Ontario and is centered at coordinates N50Ú51’ and W93Ú 36’ on NTS map sheet 52K/13. The town of Red Lake, Ontario is located 24 kilometers to the northwest of the Dixie Lake Property (Figure 8). Access is by way of dirt road off of a paved highway. Drill roads are then constructed to access drill locations.

Figure 8: Dixie Lake Property Location and Tenure

The property has an area of approximately 1,872 hectares consisting of 117 mineral claim units in 51 claims which lie within the Red Lake Mining Division. The status of mineral claims comprising the property is presented below (Table 11). All claims are currently in good standing.

Thirty-one units in 31 claims were originally recorded in June to August of 1988 and held by various prospectors. These claims were subsequently transferred to the National Trust Company to be held in escrow for Mutual Resources Ltd., who optioned the property in 1988. Consolidated Silver Standard Mines Ltd. conducted the 1988 exploration program in joint venture with Mutual Resources Ltd. and expanded the property by extensive staking in September 1988, which included the addition of 14 claims to the current property.

Also in 1988, Teck Cominco Limited (formerly Teck Corporation) optioned a large claim area from Mutual Resources, which included the area of the current property. From 1992 to 1995 an additional 49 units in 10 claims comprising the property were staked by Noranda, Perry English and Canadian Golden Dragon Ltd., and subsequently assigned to Perry English in 1998.

Recent staking by Perry English in June 2002 and January and February of 2003 added 37 units in 10 claims to the property. The option agreement between the Company and Perry English was amended on February 25th, 2003, to alter the property definition to reflect the additional claims.

Regional Geology
The Dixie Lake property lies within the Uchi Sub province of the Archean Province of the Canadian Shield in northwestern Ontario. The Uchi Sub province metavolcanic rocks have been subdivided into assemblages with ages ranging from the youngest, the Confederation Assemblage 2730 to 2800 MY through the Bruce Channel and Woman Assemblages 2800 to 2900 MY to the Balmer and Ball Assemblages 2900 to 3000 MY.

The Balmer Assemblage rocks form the core of the Red Lake greenstone belt and host several of the largest and most prolific gold mines. Small mafic to ultramafic intrusives cut all the assemblages. The Balmer consists of basaltic tholeiite and komatiite flows with intercalated magnetite-quartz iron formation. Felsic pyroclastic rocks occur as comparatively thin units. Balmer Assemblage rocks are the oldest with ages 2958 to 2992 Ma.

The Ball Assemblage, located in the northwestern comer of the Red Lake Belt is slightly younger with ages 2940 to 2925 Ma in the upper part of the assemblage. The main mass of the Ball Assemblage is composed of calc-alkaline mafic flows and intermediate to felsic calc-alkaline flows and tuffs. Well preserved stromatolitic dolomitic carbonate rocks are found in the upper part of the Ball Assemblage in Ball and Todd Townships.

The Bruce Channel Assemblage is poorly exposed in the eastern part of the belt. It is composed of basaltic flows capped by minor felsic pyroclastic rocks with a common age of 2894 Ma and clastic and iron formation metasediments. Woman Assemblage rocks are restricted to 2830 Ma felsic rocks in the central part of McKenzie Island.

Table 11: Dixie Lake Property Claim Information

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

The Confederation Assemblage is found on the northern and southern flanks of the Red Lake Belt. The rocks are predominantly calc-alkalic with substantial amounts of felsic pyroclastic deposits that can be correlated stratigraphically with similar rocks in the Birch-Uchi Greenstone Belt. Pluton emplacement and coeval explosive felsic volcanism between ca. 2731 Ma and 2700 Ma heralded the onset of the Kenoran Orogeny. This precursor magmatic event thermally weakened the crust and induced the localization of compression-related polyphase deformation and regional greenschist facies metamorphism within an overall compressional regime.

At least 3 phases of regional deformation affected the area resulting in the widespread development of folds, axial planar fabrics, and ductile shear zones. D1 deformation involved NW-SE shortening, the development of NE to N-striking folds and faults. Evidence for this D1 event is best preserved in the southern part of the belt in the Confederation Lakes area. D2 deformation involved NE-SW to N-S shortening and the development of east-west to west-northwest trending regional folds, faults and fabrics. This event is recognized in the Dixie Lake area, but trends are locally distorted by the syn to late D2 emplacement of plutons. D3 deformation in the area is recognized as late, north-south trending brittle faulting.

Property Geology
The Dixie Lake property is underlain by amphibolite facies mafic to felsic metavolcanic and associated metasedimentary rocks of the Confederation assemblage, intruded by a series of granitic plutons and associated dykes.

Mineralization
Drill core from the Dixie Lake property records evidence for at least two distinct metasomatic events that can be distinguished based on relative timing, mineralogy, geochemistry and structural style. These events are defined as Pre-kinematic – VMS-style mineralization, and Syn-kinematic –Mesothermal-style mineralization.

Pre-kinematic – VMS-style mineralization
Sedimentary rocks on the property, and in particular dark grey to black, weakly graphitic argillites commonly contain appreciable sulphide mineralization. Pyrrhotite is by far the dominant argillite-hosted sulphide mineral, with lesser amounts of pyrite, sphalerite, chalcopyrite, arsenopyrite and trace molybdenite and galena. These assemblages are characteristic of volcanogenic massive sulphide (VMS) systems.

Syn-kinematic – Mesothermal-style mineralization
While widespread veining and alteration on the Dixie Lake property record varying mineralogy, the main assemblages include calcite-rich assemblages, quartz-sericite-rich assemblages, and quartz-sulphide-rich assemblages. The latter group has been the main focus of exploration on the property and includes the 88-4, Main, North, South and C Zones. These are largely hosted by veined, silicified and sulpidized argillite and iron formation with a dominant plunge component.

Previous Work
A numbers of mining companies have examined the Dixie Lake Property since the early 1940’s including Caravelle Mines Ltd. (1969), Newmont Mining (1970), Golden Terrace Resources (1985), Mutual Resources Ltd. (1988), Teck Corporation (1989-1990), Golden Dragon/5022285 British Columbia Ltd. (1996), Ceasar’s Gold Inc. (1997) and Alberta Star (2004-2005).

Recent Developments
Grandview Gold completed a 16 hole, 2,725m drill program to further test the 88-4 Zone and numerous anomalies resulting from the soil geochemical survey. This program was funded and operated by Grandview and carried out from late September through the middle of November 2005.

Planned Work by the Company for 2006
The Company has no current plans to carry out further work on the Dixie Lake property. A 51% interest in the property has been acquired by Grandview Gold Inc. Grandview Gold will fund and operate a combined soil geochemistry and diamond drilling program in the spring of 2006.

These properties have no pre-existing or modern plant and equipment or subsurface improvements.

ii) Balmer/Portage and Sandy Point Properties, Northwestern Ontario, Canada

The Balmer/Portage and Sandy Point Properties are without known reserves and the work is exploratory in nature. The Company’s interest in these properties stemmed from earlier discoveries of gold which were made in the area.

Acquisition of Interest
The Company acquired a 100% interest in these properties by staking the area in 2001.

Present Status

No further work is planned by the Company and the Balmer and Sandy Point claims will be allowed to lapse as they come due. An effort to find a partner for the Portage Property is ongoing.

iii) Swain East/Sol D’Or Group of Properties, Northwestern Ontario, Canada

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

Red Lake’s interest was diluted to 48% when it failed to fully fund its share of the 2004 work program. Red Lake Resources has now fallen into dormancy and has no further interest in exploring the claims.

Present Status
The Company has no further interest in the property and the claims will be allowed to lapse following a notification to Red Lake Resources.

g) Bear Geological Province, Northwest Territories, Canada

The properties described below are without known reserves and the work is exploratory in nature. The Company’s interest in these properties stemmed from earlier discoveries of uranium and copper-gold-uranium which were made in the area.

i) Longtom Property, Northwest Territories, Canada

Acquisition of Interest
In 2003, the Company acquired the option to earn a 75% interest in the Longtom Lake property from Alberta Star by paying $15,000 in cash and spending an aggregate of $500,000 on exploration over three years.

By a Letter of Agreement on May 25th, 2004, the Longtom property was included in an option agreement with Northwestern Mineral Ventures whereby the Company granted to Northwestern Mineral Ventures Inc. an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company an initial payment of $20,000 (paid), completing $5 million in exploration work by September 26, 2008 and making annual cash payments of $30,000, $40,000, $50,000, $60,000 and $70,000. Northwestern Mineral Ventures Inc. dropped their option in July 2005 and the property has reverted back to being split between the Company (75%) and Alberta Star (25%).

Location and Tenure
The Longtom property is located roughly 400 kilometers to the NW of Yellowknife in the NWT, near the shores of Great Bear Lake, and 10 kilometers east of the winter road route from Rae Lakes to Great Bear Lake (see figure on following page). The property consists of a block of 9 contiguous claims covering 1018 hectares as summarized below (Figure 9 and Table 12). Access to the property is by way of helicopter or fixed wing aircraft. There are no roads on the property.

Regional Geology
The Longtom property is located in the Great Bear Magmatic Zone (GBMZ), a north-trending belt, with dimensions 350 kilometers length and 120 kilometers width, comprising a volcanic-sedimentary series with granitic plutons. The belt is bordered to the east by the Wopmay fault, a fundamental crustal

Figure 9: Location Map of Bear Properties, Northwest Territories

rift, and is extensively modified by northeasterly-trending right-lateral faults that appear to originate in the through going Wopmay structure. Principal rocks in the GBMZ are of early Proterozoic age (1870-1840 Ma) and include (1) the Dumas Group in the eastern part of the zone, a bimodal volcanic assemblage; (2) the Sloan Group, central to the zone, a thick series of monotonous, densely welded ash flow tuff of dacite and rhyodacitic composition; and (3) the Labine Group, in the western part of the zone, a basal rift related volcanic-sedimentary package, overlain by a calc-alkaline volcanic sequence and a large number of concordant to semi-concordant sills and plutons of granodiorite to diorite and monzonite composition. Mineralization of economic interest occurs in albitic and magnetite-apatite-actinolite alteration that envelopes monzonitic intrusives. Four significant mines have been exploited in the GBMZ. The Eldorado uranium-radium-silver mine (15M lbs. uranium, 8M oz. Ag, 250 tons Cu, 250 tons Co, 140 tons Ni, 110 tons Pb.), Echo Bay mine (24M oz. Ag, 9M lbs. Cu) and Terra silver mines (14M oz. Ag, 4M lbs. Cu) were operated on the east shore of Great Bear Lake in the period 1933 through 1985. The Rayrock mine, located at the very south end of the GBMZ, produced 150 tons uranium from 1957 to 1959.

Table 12: Longtom Property Claim Information

Property	#	Name	Acreage	Hectares	Holder	JV Partner	Prov.	Area	Recorded	Due Date
Longtom	F48179	DEV 2	2530.85	1,024	Alberta Star	NW Mineral Ventures	NWT	086F04	7-Mar-96	7-Mar-06
Longtom	F49139	DEV 3	2479.2	1,003	Alberta Star	NW Mineral Ventures	NWT	086F04	7-Mar-96	7-Mar-06
Longtom	F59401	WET 1	929.78	376	Alberta Star	NW Mineral Ventures	NWT	086F04	7-Mar-96	7-Mar-06
Longtom	F59402	WET 2	1704.45	690	Alberta Star	NW Mineral Ventures	NWT	086F04	7-Mar-96	7-Mar-06
Longtom	F59403	WET 3	2324.25	941	Alberta Star	NW Mineral Ventures	NWT	086F04	7-Mar-96	7-Mar-06
Longtom	F59404	WET 4	1291.25	523	Alberta Star	NW Mineral Ventures	NWT	086F04	7-Mar-96	7-Mar-06
Longtom	F59405	WET 5	2479.2	1,003	Alberta Star	NW Mineral Ventures	NWT	086F04	3-Jul-96	3-Jul-06
Longtom	F59406	WET 6	2479.2	1,003	Alberta Star	NW Mineral Ventures	NWT	086F04	7-Mar-96	7-Mar-06
Longtom	F59422	DEV 1	2530.85	1,024	Alberta Star	NW Mineral Ventures	NWT	086F04	7-Mar-96	7-Mar-06
Longtom	F71013	TARGET 2	2530.85	1,024	Alberta Star	NW Mineral Ventures	NWT	086F04	28-Oct- 02	28-Oct-04
Longtom	F71014	TARGET 1	1756.1	711	Alberta Star	NW Mineral Ventures	NWT	086F04	28-Oct- 02	28-Oct-04
		Total	23,036	9,323

Property Geology and Mineralization
The Longtom property is located within the Bear Geological Province, bounded by the Coronation Geo-syncline to the East and the Great Bear Magmatic Zone to the West. All known mineral deposits and showings occur along NS and NE fault zones and northwest fold axial planes. These features are related to the Wopmay Deformation Zone, which was reactivated during an east-west shortening event, resulting in NS folding and the development of pervasive NE striking strike slip faults. The development of these faults undoubtedly played a role in the development of IOCG style mineralization in the Bear Province.

The rocks of the main Longtom claim area have been divided into seven lithological units. Volcanic and sedimentary units dip moderately to steeply to the south in the area of the Damp prospect and gently to the north northeast in the Devil’s Lake area. All units except the later diabase dykes are affected by northeast trending faults and fractures.

Previous Work
Most previous work on the property was concentrated on the Damp Zone, a relatively small area near its north end. The mineralization occurs in a specular hematite-magnetite breccia, similar to that seen at the 2.6 billion tonne Olympic Dam iron oxide, copper and gold (IOCG) deposit in South Australia and other major IOCG producers: Ernest Henry in Australia and Candelaria in Chile. Shallow holes have been drilled at the Damp Zone in 1988 (16 holes by CEGB totalling 1200m) and 1997 (4 holes by Mongolia Gold Resources totalling 944). Appreciable copper, gold, cobalt, silver, uranium bismuth and nickel were obtained over considerable widths in a zone of albite and hematite-magnetite alteration in volcanic flows. The Damp Zone is near the north end of a strong magnetic anomaly.

In 2003, Alberta Star carried out semi-regional gravity and IP surveys and followed this up with a diamond drill program. A 12-hole (2634 m) drill program was carried out to test anomalies arising from the magnetic, gravity and IP surveys. This drill program intersected IOCG-style mineralization and anomalous copper values. The strongest combined magnetic-gravity-chargeability anomalies on the property remain untested

Recent Developments
During July and early August 2004, the Company completed a nine-hole NQ diamond drilling program on the Longtom Property. A total of 2132 metres were drilled over the course of the program. Drilling was designed to target Iron-Oxide-Copper gold style mineralization. In January 2005, a five day reconnaissance program was carried out in order to re-examine drill core from historic operations.

Planned Work by the Company for 2006
No work is planned by the Company for 2006. The Company will be abandoning all remaining claims back to the government.

These properties have no pre-existing or modern plant and equipment or subsurface improvements.

ii) Achook Property, Northwest Territories, Canada Acquisition of Interest

The Company acquired a 100% interest in the Achook Property by staking the area in July of 2002.

On September 26, 2003, the Company granted to Northwestern Mineral Ventures Inc. an option to earn up to a 50% interest in the Conjuror, Achook, Flex and McPhoo Properties by paying the Company an initial payment of $20,000 (paid), completing $5 million in exploration work by September 26, 2008 and making annual cash payments of $30,000, $40,000, $50,000, $60,000 and $70,000. Northwestern Mineral Ventures Inc. dropped their option in July 2005 and the property has reverted back to the Company (100%).

Location and Tenure
The Achook property is located on Achook and Rocher Rouge Islands in eastern Great Bear Lake, some 460 kilometers north-northwest of Yellowknife, Northwest Territories (see previous figure). The property comprises four contiguous claims, the IL claims, located in the Northwest Territories Mining District. Claim data for the property is summarized below (Table 13).

Table 13: Achook Property Claim Information

Claim Name	Claim Number	Claim Sheet	No. of Acres	Anniversary Date
IL 1	F76069	86K/05	1446.2	July 22, 2005
IL 2	F76070	86K/05	2582.5	July 22, 2005
IL 3	F76071	86K/05	2066.0	July 22, 2005
IL 4	F76072	86K/05	1549.5	July 22, 2005
			7644.2

The nearest community is Kugluktuk, located 200 kilometers northeast of the area on the Arctic Ocean. The abandoned mining town of Port Radium is located 30 kilometers south of the property. Access to the property is from Yellowknife by float-equipped, aircraft.

Regional Geology
The Achook property is located in the northern portion of the Bear Structural Province of the Canadian Shield. The Bear province covers some 40,000 square kilometers and consists of the gneissic Coronation Geosyncline to the east, and the Great Bear Magmatic Zone to the west, with the long-lived, polyphase Wopmay Deformation Zone (WDZ) separating the two terranes. Achook Island lies within the Great Bear Magmatic Zone. The Great Bear Magmatic Zone is a folded, 1.87 -

1.84 Ga, subduction related volcano-plutonic complex which contains thick sequences of sub-greenschist facies, calc-alkaline andesitic volcanic rocks and volcaniclastic and sedimentary rocks, interpreted as remnants of ancient strato-volcanoes and the products of caldera collapse (Hildebrand, 1984). A ten-kilometer section of these supracrustal rocks make up the MacTavish Supergroup, which rests on about 1.92 Ga, deformed and metamorphosed crystalline basement. The MacTavish Supergroup comprises three Groups, separated by unconformities: the Labine, Dumas and Sloan, in ascending order. These intermediate to felsic volcanic sequences are intruded by intermediate, concordant plutons that have pronounced, zoned alteration haloes within the intrusions and their host rocks. Large, felsic, syn- to post-volcanic, granite to monzonite plutons of the Great Bear batholith also intrude this sequence. These intrusions have locally developed hornfels aureoles but lack the strong alteration associated with the earlier intermediate sills.

During the waning stages of Great Bear magmatism (ca. 1.86 Ga), the Wopmay orogen underwent an east-west shortening event, resulting in north-south to northwest folding of the Bear province, and development of pervasive, northeast striking, dextral strike-slip faults. Movement on these northeast faults is related to displacement on north-south, transcurrent fault zones, parallel to the WDZ. Displacement on these northeast faults has continued since the development of the igneous and sedimentary rock assemblages in the Great Bear Magmatic zone.

Post-dating the development of the northwest trending folds, large, discordant, epizonal, biotite-bearing granites and quartz diorites were emplaced between about 1.858 and 1.843 Ga, formed as a result of melting due to crustal thickening from folding. Bodies of this syenogranitic suite are also broken by continued movement on a swarm of transcurrent faults, predominantly the northeast oriented faults described above.

Mineralization in the Great Bear Magmatic zone is of various ages. The silver-copper-uranium veins of the Echo Bay and Camsell River camps are younger than the Great Bear magmatism by about 200 Ma. Widespread iron metasomatism is related to the early intermediate, sill-like intrusions in the Camsell River and Echo Bay areas. Copper-cobalt-gold mineralization in the Camsell River area may be related to this metasomatic event. The later silver-copper-uranium veins cut this iron oxide alteration and associated mineralization.

Property Geology and Mineralization
The Cameron Bay Formation of the Labine Group dominates the geology of central and southwestern Achook Island. Rocks of the Feniak Formation occur in the northeast and a band of tuff assigned to the Echo Bay Formation occurs in the southwest. These volcanic and sedimentary rocks are mostly fine to coarse pyroclastic and volcaniclastic rocks, interbedded with fine to coarse clastic sedimentary rocks. Fine grained, felsic, sub-volcanic intrusions, related to the Cameron Bay rocks occur in the centre of Achook Island and on Rocher Rouge Island to the north. The entire southwest corner of Achook Island is underlain by granite to granodiorite of the Hogarth Pluton, part of the Great Bear Batholith.

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

Recent Developments
The exploration program was carried out in 2002 to investigate the regional compilation target and to test the potential for IOCG deposits on the Achook Property. Several showings were sampled in 2002, representing both previously known and newly discovered mineralization. BP Minerals did not intensively explore the property in the late 1970’s and early 1980’s because the geology did not fit the model for the unconformity-style uranium mineralization they sought. As a result, the copper grades encountered in the course of sampling for uranium were included in the reports but not emphasized in the exploration recommendations. Several obvious showings such as the Major, Cougar and Squall are not mentioned or marked on maps at all, although there is evidence, such as pits at the Major Showing, that some of these have been examined in the past.

Mineralization is spread from the southwest to northeast parts of Achook Island, in large part within a major northeast trending structural corridor.

No exploration work was carried out on the Achook Property from 2003 to 2005.

Planned Work by the Company for 2006
There is currently no work planned for the Achook Property for 2006 though efforts are ongoing to find a joint venture partner for this property.

These properties have no pre-existing or modern plant and equipment or subsurface improvements.

iii) McPhoo Property, Northwest Territories, Canada

Acquisition of Interest
The Company acquired a 100% interest in the McPhoo Property by staking the area in July of 2002.

Present Status
The Company has no further interest in the property and the claims will be allowed to lapse when they come due in 2008.

iv) Conjuror Property, Northwest Territories, Canada

Present Status
The Company terminated its option agreement with Phelps Dodge Corporation of Canada Ltd. in 2005 and no longer has an interest in the property.

v) Flex Property, Northwest Territories, Canada

Present Status
The Company allowed the claims to lapse in 2005 and no longer has an interest in the property.

h) Wernecke Properties, Yukon Territory, Canada

The properties described below are without known reserves and the work is exploratory in nature. The Company’s interest in these properties stemmed from earlier discoveries of copper, gold and uranium which were made in the area.

Acquisition of Interest
An agreement was signed by the Company and partner Rimfire Minerals Corp. with Newmont Exploration of Canada Limited and NVI Mining Ltd. (a subsidiary of Breakwater Resources Ltd.) in Janaury 2006 to acquire the 410 claim Fairchild Lake Property and a proprietary Geoscience Dataset in a large portion of the Yukon known as the Wernecke Breccia. To complete this acquisition, $2,000,000 in exploration must be spent within the Area of Influence (AOI) within four years. Newmont and NVI retain a total 2% net smelter royalty over the Area of Interest and a right of first refusal, which terminates after $2,000,000 has been expended.

The Company is the operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with Rimfire earning the remaining 20% interest. Once the $2,000,000 has been expended a Joint Venture will be formed between the Company and Rimfire, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, its interest will be converted to a 3% net profits interest after payback of capital. An additional 302 mineral claims were also acquired through staking by the Company in November 2005.

Location and Tenure
The project area is located in the Wernecke Mountains (figure 10) of the east central Yukon, approximately 170 kilometers northeast of Mayo, at 134° W and 65° N. The area of interest lies in both the Wind and Bonnet Plume River drainages on NTS Map sheets 106C, 106D, 106E and 106F

The project area is accessible from Mayo by float plane to a number of lakes in the area or by wheeled aircraft to an airstrip located in the Bonnet Plume River valley, 15 kilometers downstream from Fairchild Lake.

Claim data for the project can be summarized as follows:

Claim Group	Claims	Earliest Expiry of Claims
Anthea	30	31/12/06
Auks	36	31/12/06
Hail	5	31/12/06
Hoover	114	31/12/06
Jazz	46	31/12/08
Slab	161	31/12/06
TVA	4	31/12/06
Ursus	14	31/12/06
AO	68	1/12/06
Blend	42	1/12/06
CH	20	1/12/06
D	20	1/12/06
Face	20	1/12/06
FC	24	1/12/06
Nuck	28	1/12/06
Pitch	32	1/12/06
R	48	1/12/06

Figure 10: Location of the Company’s Claims in the Wernecke Mountains

Regional Geology
Wernecke Breccia bodies and associated IOCG mineralization occur in Early Proterozoic strata made up of fine-grained marine sedimentary rocks and carbonates of the Wernecke Supergroup (WSG), rift-related tholeiitic diorites and gabbros of the Bonnet Plume River Intrusions (BPRI), and mafic to intermediate, subaerial flows and minor intercalated volcaniclastic and epiclastic units of the "Slab Volcanics". The Early Proterozoic rocks are unconformably overlain by Middle Proterozoic Pinguicula Group carbonate and siliciclastic rocks. The base of WSG is not exposed but is interpreted to sit on ‡1.84 Ga crystalline basement that is the westward continuation of the Canadian shield.

This part of the Yukon is thought to have been physically connected to southern Australia at the time that the extraordinary uranium-copper-gold-silver Olympic Dam Deposit was formed. Prior work in the area suggests that similar Olympic Dam-type deposits may have formed in the Wernecke Breccias 1.6 billion years ago before the two continents were torn apart.

Property Geology
The Wernecke Mountains are underlain by fine-grained siliciclastic and carbonate rocks of the late Paleoproterozoic age. These rocks were deposited during two cycles of subsidence and uplift in a rift-related, intra-cratonic basin and were subsequently affected by up to three compressive deformation events, resulting in development of isoclinal folding, schistosity, and local kink banding (Brideau et al, 2002). Following deformation, mafic to intermediate dykes, sills and stocks intruded at 1.71 Ga (Thorkelson et al, 2001b), apparently contemporaneously with extrusion of sub-aerial mafic lava flows of similar composition. Subsequently, large volumes of iron-rich, oxidized hydrothermal fluids invaded the sedimentary rocks, probably along the same structures used by the intrusions, creating the extensive, crosscutting breccia bodies known as the Wernecke breccias.

Mineralization
The Wernecke breccias occur over an area of about 80 by 25 kilometers in the north part of the Wernecke Mountains. The breccia distribution is roughly coincident with the Richardson Fault array, and concentrated where this array intersects large, cross-cutting structures. Within this breccia district, two imprecisely defined breccia belts are noted, each with distinct alteration styles:
 1. the Bonnet Plume Corridor, characterized by widespread, strong sodic alteration with abundant associated magnetite and specularite, and mineral assemblages indicative of high temperature (thermal metamorphism) such as cordierite, andalusite, scapolite and biotite hornfels.
2. the Breccia Creek Corridor, characterized by hematite-rich breccias with common strong potassium alteration and very little thermal effects on the country rock.

Both of these belts terminate in the southeast part of the area, where several northeast oriented cross structures mark the disappearance of the Wernecke Supergroup rocks beneath more recent cover. Cross-cutting northeast structures intersect the breccia belts in several areas, creating a prospective structural setting for mineralization very similar, in fact, to the setting at Olympic Dam. The widespread, alkali metasomatism and signs of structurally controlled, anomalous heat flow are also typical of IOCG districts. The Wernecke breccias themselves show a progression from simple, crackled host rocks, to multi-episodic, strongly altered breccias. Field relationships suggest that the mafic to intermediate intrusions were roughly contemporaneous with the emplacement of the breccias. However, they are volumetrically small and it is unlikely that they provided the heat, or all of the fluids, for the breccia event. Generation of the mineralizing fluids remains enigmatic, in particular the source of the enormous volume of iron involved and the chloride brines required to transport the metals.

The largest mineralized zones occur along the Bonnet Plume Corridor. All have a very strong structural control and widespread, primarily sodic, alteration outside of the breccias. The mineralized zones are commonly outlined by magnetic highs with a core of potassium alteration and quartz-carbonate-sulphide veins, where sulphide replacement of magnetite has occurred. The best mineralization consists of vein and stockwork controlled chalcopyrite within fractured and metasomatized wall rocks to the breccias and can be very consistent over large intervals. Strong mineralization rarely occurs in the breccias themselves. Gold content tends to increase dramatically in high grade copper, as well as, cobalt mineralization.

Previous Work

The Wernecke breccias have been explored for copper, uranium and gold in the 1960’s, 1970’s, and 1980’s. However, as IOCG deposits are relatively recently described, early exploration was not able to take advantage of this model. It wasn’t until the late 1980’s that the similarities with Olympic Dam were first applied in exploration in the Werneckes by Chevron Minerals. In the mid 1990’s, Newmont Exploration Limited made a strong effort to advance the exploration of the Wernecke breccias for IOCG deposits, spending a total of U.S.$5,500,000 million on more than 20 properties. Newmont flew a regional airborne magnetic and radiometric survey and conducted extensive geochemical sampling and geological mapping prior to drilling twelve prospects for a total of 14,600 metres.

A multi-phase $8,000,000 exploration program by Newmont/Breakwater in the Wernecke region between 1992 and 1996 covered an area of approximately 2,000 square kilometers and included:

1. Airborne radiometric and magnetic data covers the entire 2,000 square kilometer project area at 1,000 metre line spacing including specific areas at 250 metre line spacing;

2. Regional and property-scale geological and geochemical surveys; and

3. 14,600 metres of diamond drilling.

Some highlights from prior exploration efforts include:

1. Encouraging drill results that returned 23.8 metres grading 1.78% copper, 0.14 g/t gold and 7.6 g/t silver; 282.0 metres grading 0.23% copper; 73.0 metres grading 0.42% copper and 0.32 g/t gold.

2. Dozens of previously unrecognized and currently untested radiometric (uranium) anomalies with large footprints.

3. Multiple untested large-scale drill targets with copper-cobalt-gold-silver-uranium mineralization at surface.

Recent Developments

In late 2005, the Company staked an additional 302 claims to bring the total coverage of the project to 712 claims covering 140 square kilometres.

Planned Work for the Wernecke Properties for 2006

The Company expects to carry out additional claim staking in early March, followed by a program of field mapping and sampling of target areas arising from analysis of the available exploration datasets. This may be followed by a regional airborne gravity survey and further claim staking depending on the results of the initial reconnaissance work. The 2006 exploration budget is approximately $3,300,000.

These properties have no pre-existing or modern plant and equipment or subsurface improvements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2005, 2004 and 2003 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

OVERALL PERFORMANCE

Exploration expenditures for fiscal 2005 and 2004 totalled $6,650,881 and $1,972,224 in Turkey and $795,659 and $1,967 in Mexico, respectively. The Company’s share of exploration expenditures for 2005 and 2004 in Labrador, net of recoveries, totalled $2,965,497 and $422,947, respectively. The Company expects minimal exploration of the Company’s remaining properties in Ontario and the Northwest Territories and has accordingly written off the deferred exploration expenditures relating to these properties. In addition, the Company has decided to abandon its mineral claims in Chiapas, Mexico after disappointing exploration results and has accordingly written off all the deferred exploration expenditures on this property, totaling $943,219.

In February 2005, the Company completed a private placement financing, issuing a total of 7,270,000 units (the "Units") at a price of $1.75 per Unit for gross proceeds of $12,722,500. Each Unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company until February 17, 2007, at an exercise price of $2.75. In connection with the financing, the Company issued a further 202,695 Units to the agents (the “Agents”) as payment of part of their commission.

On May 25, 2005, the Company completed another private placement financing, issuing a total of 1,500,000 flow-through common shares at a price of $2.75. In connection with the financing, the Company paid cash commission of $247,500 and issued 120,000 compensation options to the Agent. Each compensation option entitles the Agent to acquire one share of the Company at an exercise price of $3.00 until November 25, 2006. The funds have been dedicated to exploration of the Company’s exploration properties in Labrador.

In June 2005, the Company received approval of its listing application from the American Stock Exchange (“Amex”) and on June 29, 2005 the Company began trading on the Amex. This new listing has provided additional liquidity and exposure of the Company to U.S. investors.

On June 17 and August 17, 2005, the Company provided additional funding to Aurora for total proceeds of $4,999,995, increasing its total ownership interest in Aurora to 56.8% . Aurora was incorporated in June 2005 by the Company and Altius Minerals Inc. (“Altius”), to hold the Labrador uranium portfolio. The excess of the purchase price over the Company’s share of the net assets acquired has been deferred as a cost of exploration properties.

In November 2005, the Company optioned two drill-ready exploration properties from Minera Teck Cominco S.A. de C.V. (“Minera”). Exploration of these properties, located in the western state of Jalisco, Mexico, will commence in 2006.

5.A. Operating results

Results of Operations of Fiscal 2005 vs. Fiscal 2004

The net loss for the year ended December 31, 2005 increased over 2004, primarily as a result of a write-down of costs previously capitalized as exploration properties costs, an increase in wages and benefits expense, investor relations expense, property investigation expense, office and general expenses, legal expenses and accounting and audit expenses, offset by an increase in interest income earned and a future income tax recovery and a decrease in stock-based compensation expense, promotion and advertising costs, management fees expense and expense recoveries.

During 2005, due to unsatisfactory exploration results, the Company decided to discontinue exploration on the remaining properties in the Northwest Territories, Ontario and Chiapas, Mexico, resulting in a write-down of $2,397,169 of previously capitalized exploration and acquisition expenditures associated with these properties.

Wages and benefits expense charged to operations increased to $958,115 in 2005 as compared to $375,004 in 2004 as a result of an increase in the number of head office administrative staff, implementation of employee benefit plans, severance costs, adoption of director’s fees and payment of bonuses. In addition, 2005 is the first full year of costs associated with the Company’s original personnel who were hired as employees in May 2004.

Investor relations expense increased to $331,309 in 2005 as compared to $201,207 in 2004 primarily as a result of fees paid to various consultants to introduce the Company to potential investors, expenses of analyst tours to the Company’s properties in Turkey and Labrador and the costs incurred with respect to a new website.

Property investigation costs in 2005, primarily relate to the expenses incurred investigating various exploration opportunities in Turkey.

Office and general costs increased to $232,009 in 2005 as compared to $71,722 in 2004 as a direct result of increased activity within the Company, an increase in insurance costs as a result of the Company’s Amex listing and the opening of offices in Turkey and Mexico.

Listing and filing fees, which include transfer agent costs, increased to $125,357 in 2005 as compared to $49,103 as a direct result of the Company’s Amex listing and increased transfer agent costs resulting from a large number of warrants exercised in the year.

Legal expenses increased to $117,478 in 2005 as compared to $66,220 in 2004 as a result of costs incurred in restructuring the Company’s uranium holdings, expenses of the Amex listing and costs incurred with the incorporation of the Company’s Mexican and Turkish subsidiaries.

Accounting and audit costs increased to $97,714 in 2005 as compared to $60,074 in 2004 as a result of an increase in audit fees associated with the Mexican operations and the Company’s share of the costs of a separate audit of Aurora in preparation for its IPO, international tax planning for the Mexican and Turkish assets and $12,720 incurred in consulting costs with respect to Company’s SOX 404 implementation preparations.

Stock-based compensation expense, which is comprised of the fair value of stock options granted to employees and consultants that vest in the year, decreased to $840,528 in 2005 from $2,179,744 in 2004. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.

Stock-based compensation expense totalling $294,814 (2004 – nil) relating to stock options granted to exploration personnel has been charged to the properties and capitalized as part of the deferred exploration costs.

Promotion and advertising costs decreased to $555,120 in 2005 as compared to $1,136,944 in 2004. In 2004, the Company incurred costs associated with a marketing campaign that was not repeated in 2005.

Prior to May 2004, the Company incurred management fees paid to various executives who provided services on a consulting basis. In 2005, all of these individuals are employees of the Company and the corresponding wages and benefits are included in wages and benefits expense in 2005.

During 2005, the Company had a higher average cash balance on hand as compared to 2004, resulting in an increase in interest income to $467,525 in 2005 from $188,130 in 2004.

In 2005, the Company realized a future income tax benefit of $391,600 from previously unrecognized tax assets relating to loss carryforwards, required to offset a future income tax liability arising on the issuance of flow-through shares and the renouncing of the exploration expenditures.

Total assets in 2005 increased significantly over 2004 as a result of the deferral of $12,400,266 of exploration expenditures, net of joint venture recoveries and write-downs and an increase in cash and short term deposits to $16,096,933 in 2005 from $9,528,579 in 2004 as a result of the completion of two financings during the year and receipt of cash from the exercise of warrants and stock options. Total cash flows from financing activities were $21,868,043 in 2005 versus $11,357,242 in 2004.

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

In May 2004, the Company hired a number of personnel including some persons who provided services to the Company on a consulting basis in 2003. As consultants, their fees were charged directly to the various projects or expense categories to which their service related. In 2004, management determined that those wages and benefits paid to personnel that could not be directly charged to an exploration project would be captured in wages and benefits expense. Salaries were not allocated among different expense categories as were consulting expenses in prior years.

When the Company hired these persons as employees, it also granted them employee stock options. A total of 2,960,000 stock options were granted to employees and non-employees in 2004 as compared to 1,425,000 in 2003. Total stock option compensation expense recognized in 2004 was $2,179,744 compared to $56,900 in 2003.

Effective January 1, 2004, the Company adopted the new CICA Handbook recommendation for calculation of stock-based compensation expense. This recommendation requires recognition of an expense arising from stock options granted to employees and non-employees. Had the Company recognized an expense for options granted to employees in 2003, the loss for the year would have increased by approximately $242,000. This change in accounting policy was reflected prospectively through a change in the opening deficit as permitted by the standard rather than as an adjustment to prior years’ consolidated financial statements.

In 2004, the Company increased its promotion and advertising costs to $1,136,944 as compared to $164,946 in 2003 as a result of a marketing campaign and the hiring of consultants to assist the Company with various initiatives and the creation of a new marketing program and corporate branding campaigns.

The Company recovers certain administrative office costs from joint venture partners through a management fee when the Company is the operator of a project. These recoveries were netted against deferred exploration expenditures in 2003 and 2002. In 2004, management determined that these recoveries were more appropriately netted against operating expenses as they relate primarily to office overheads. Recoveries of $198,617 have been included in the Statement of Operations and Deficit in 2004. The Company continues to net recoveries of direct exploration costs against deferred mineral exploration expenditures on a basis consistent with prior years.

The Company earned interest income of $188,130 in 2004 versus $53,968 in 2003 as a result of a higher average cash balance in 2004, invested in Guaranteed Investment Certificates.

The Company realized a small loss from discontinued operations relating to its previous real estate business which was effectively discontinued in 2001.

Total assets in 2004 increased significantly over 2003 as a result of the deferral of $3,707,776 of exploration expenditures, net of joint venture recoveries and write-downs and an increase in cash and short term deposits to $9,528,579 in 2004 from $3,397,338 in 2003 as a result of the completion of two financings during the year and receipt of cash from the exercise of warrants and stock options. Total cash flows from financing activities were $11,357,242 in 2004 versus $3,674,756 in 2003.

Impact of foreign currency fluctuations

The Company currently raises its funds in Canadian dollars but incurs exploration expenditures in Mexico in Mexican Pesos and in Turkey in Turkish Liras. Operations in Mexico and Turkey are funded in United States dollars which is then converted into the local currency as required.

As a result, the Company’s exploration costs in these jurisdictions may increase or decrease with fluctuations in both the Canadian dollar to United States dollar exchange rate as well as with changes in the exchange rates between the United States dollar and the Mexican Peso and Turkish Lira.

The Company currently does not hedge against these fluctuations in currency.

5.B. Liquidity and Capital Resources

Liquidity

The Company currently has no operating revenues other than interest income and relies primarily on equity financings as well as the exercise of warrants and options to fund its exploration and administrative costs. The Company believes its working capital is sufficient to fulfill its present requirements for the next 18 months.

The Company has the following contractual obligations at December 31, 2005:

	Payments Due by Period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Operating leases	$572,173	$115,018	$221,427	$209,688	$26,040
Exploration expenditures	U.S.$250,000(1)	U.S.$200,000	nil	nil	nil

(1)The Company has a firm commitment to spend U.S.$250,000 exploring the San Pedro and Clara Properties by October 2006.

Fiscal 2005 vs. Fiscal 2004

At December 31, 2005, the Company had cash and short term deposits on its balance sheet of $16,096,933 and working capital of $15,538,871 as compared to $9,528,579 of cash and short term deposits and $9,323,031 of working capital in 2004. The change in cash and working capital of $6,568,354 and $6,215,840, respectively, is in part due to the receipt of net proceeds of $15,885,485 from private placements of 8,972,695 common shares and warrants and the receipt of $5,938,480 from the exercise of 5,267,541 warrants and options, offset by exploration expenditures of $10,760,020 and cash used in operations of $2,227,960.

Subsequent to year end until March 8, 2006, the Company received an additional $877,775 from the exercise of 328,581 warrants and 203,333 stock options. At March 8, 2006, the Company has cash and short term deposits of approximately $15,400,000 on its balance sheet and working capital of approximately $15,000,000. The Company believes that this is sufficient to fund its currently planned exploration budgets and administrative costs for the next 18 months provided the $25,000,000 Aurora IPO is successfully completed. The Company has an exploration budget of approximately $7,100,000 for its Turkish properties, $460,000 for Mexico and $3,300,000 on the Yukon Territory properties. The Company expects that cash flow used in operations will be approximately $1,400,000 in 2006. Aurora has a separate exploration budget of $14,500,000 for 2006 that should be funded through its IPO financing.

The Company does not anticipate any significant environmental liabilities in 2006.

Fiscal 2004 vs. Fiscal 2003

At December 31, 2004, the Company had cash and short-term deposits on its balance sheet of $9,574,921 and working capital of $9,323,034 as compared to $3,397,338 of cash and short-term deposits and $3,406,899 of working capital in 2003. The change in cash and working capital of $6,177,583 and $5,916,135 respectively is in part due to the receipt of net proceeds of $10,000,007 from private placements of 9,796,948 common shares and warrants and the receipt of $1,357,235 from the exercise of 2,399,227 warrants and options, offset by exploration expenditures of $3,237,145 and cash used in operations of $1,826,713.

The Company currently had no debt in 2004 or 2003. The only long-term lease commitments are the operating lease for the Company’s office premises and office equipment. Cash flows required under these lease agreements total $115,018 in 2006, $114,531 in 2007 and $342,624 in years 2008 through 2011.

Capital resources

The Company has warrants and stock options outstanding that are currently in the money which could potentially bring an additional $19,739,132 to the Company’s treasury upon exercise. The Company has no outstanding debt facility upon which to draw.

Over the next 12 months, the Company is required to incur minimal expenditures on the Agi Dagi Property and the Kirazli Property as year one expenditures exceeded the required minimums. Expenditures in excess of required amounts in a given year are carried forward to offset required expenditures in subsequent periods. The Company has a firm commitment to spend a minimum of US$250,000 on the San Clara and Pedro properties in Jalisco, Mexico under the option agreement. The Company’s exploration budgets provide that this commitment will be met.

The Company is committed on a best efforts basis to incur $413,334 in qualifying expenditures on its Canadian exploration projects as a result of the May 2005 flow-through financing. Current exploration budgets for the Canadian properties indicate this commitment will be met.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and short-term deposits, accounts receivable, and amounts due from various joint venture partners. The Company deposits cash and short-term deposits with financial institutions it believes to be creditworthy. In some circumstances, cash balances at financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily derived from expenditures incurred on mineral properties for which the Company is subject to joint venture and therefore entitled to reimbursement of a percentage of the expenditures or relate to government refundable value-added taxes. The Company performs ongoing evaluation of its joint venture partners’ financial condition and, in all cases, requires no collateral from its joint venture partners. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At December 31, 2005, the Company had accounts receivable of $5,137 due from Aurora.

At December 31, 2005, the fair values of cash and short-term deposits and trade and other receivables approximate their carrying values because of the short-term nature of these instruments.

5.C. Research and development, patents and licenses etc.

For a discussion of the Company’s exploration expenditures for the fiscal years 2005, 2004 and 2003, please see Item 5 “Operating and Financial Review and Prospects.”

5.D. Trends.

For a discussion of the Company’s intended future exploration activities, please see Item 4 “Information on the Company.”

5.E. Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations.

See tabular disclosure above under Item 5.B. “Liquidity and Capital Resources.” The Company currently has no debt. The only long-term lease commitments are the operating lease for the Company’s office premises and office equipment. Cash flows required under these lease agreements total $115,018 in 2006.

Critical Accounting Policies

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

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

Changes in accounting policies

There were no changes in accounting policies in 2005.

U.S. GAAP Reconciliation

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties because of unfavorable exploration results or when the Company can determine whether the future cash flows on an undiscounted basis are found to be less than the carrying amount. This determination can usually not be made until the Company is near a production decision on a property. Under U.S. GAAP, all expenditures, other than acquisition costs, relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, stock options granted to employees and non-employees are accounted for using the fair value method. Under U.S. GAAP, options granted to employees are accounted for by the intrinsic value method, and options granted to non-employees are accounted for under the fair value method.

Under Canadian tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur “Canadian exploration expenditures” as defined in the Income Tax Act (Canada), and renounce the related income tax deductions to investors. Under Canadian GAAP, the full amount of the funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of the market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash. At December 31, 2005, the unexpended flow-through funds totaled $413,334 (2004 - $1,058,061, 2003 -$1,315,245).

The reader is advised to consult the Company’s audited annual financial statements for the year ended December 31, 2005, particularly Note 21, for quantification of the differences.

Recent Accounting Pronouncements Applicable to U.S.

In December 2004, the FASB issued a revised Statement No. 123 ("SFAS 123(R)") Share Based Payments. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

The Company will initially measure the cost of employee services received in exchange for an award of liability instruments based on their current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The Statement is effective for annual reporting periods that begin after June 15, 2005. The Statement effectively makes U.S. GAAP and Canadian GAAP standards similar. The Company will comply with this provision for U.S. GAAP purposes for fiscal 2006.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued Statement No. 153 ("SFAS 153"), Exchanges of Nonmonetary Assets. SFAS 153 replaces guidance previously issued under APB Opinion No. 29, Accounting for Nonmonetary Transactions, which was based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005.

The Company will comply with this guidance for any nonmonetary transactions after the effective date for U.S. GAAP purposes.

Accounting Changes and Error Corrections

SFAS 154, effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting change in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The Company will apply this standard for U.S. GAAP purposes commencing in fiscal 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 5
Directors and Senior Management
March 17, 2006

Name	Position	Age	Date of First Election Or Appointment

Dr. Mark O’Dea	President, Chief Executive Officer and Director	38	May 2001
Donald McInnes (1)(2)(3)	Director	42	June 2001
Oliver Lennox-King (1)(2)	Director, Chairman	57	November 2003
George Bell (1)(3)	Director	62	December 2003
Lyle Hepburn (2)(3)	Director	64	April 2004
Sean Tetzlaff	Vice President, Finance/Chief Financial Officer/Corporate Secretary	37	January 2005
Dr. Rick Valenta	Vice President, Exploration / Chief Operating Officer	45	January 2005/August 2003
Ian Cunningham-Dunlop	Exploration Manager	45	October 2004

(1)	Member of Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Governance Committee

Dr. Mark O’Dea: Dr. O’Dea has been the President, Chief Executive Officer and a director of the Company since May 2001. He is also the President and CEO and director of Aurora. He has a successful track record of building practical geological foundations to help direct exploration decisions and highlight opportunities. He holds a Ph.D. in structural geology from Monash University, Australia (1996). He completed a Postdoctoral Research Fellowship at Monash University from 1996 to 1997. From 1997 to 1999, Dr. O'Dea was a senior geologist with the mining and exploration division of SRK Consulting Canada. In 1999, he launched Riftore Consulting Inc. (“Riftore”), a Vancouver-based firm providing structural geology services to the mining industry.

Donald McInnes: Mr. McInnes has been a member of the Board of Directors of the Company since June 2001. He holds a B.A. from Dalhousie University (1987). Mr. McInnes currently serves as President of Western Keltic Mines Inc. (June, 1993 to present), President of Blackstone Ventures Inc. (January, 1995 to present), and Plutonic Power Corporation (June, 1999 to present). Mr. McInnes is a director and past president of the Association for Mineral Exploration, British Columbia and is a director of the Prospectors and Developers Association of Canada.

Oliver Lennox-King: Mr. Lennox-King has been a member of the Board of Directors of the Company since November 2003. He has 21 years of senior experience in the mining industry with involvement in marketing and administration. He also spent 11 years as a mining analyst with a brokerage company. He has spent the last 12 years in executive positions and directorships with junior mining companies. In addition to serving as the Chairman of the Board of the Company, he also serves on the boards of a number of Canadian resources companies including Metallica Resources and Tiomin Resources. He was the co-founder and Chairman of Pangea Goldfields as well as the co-founder and President of Tiomin Resources. Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd. (“Unisphere”), a company listed on the TSX–V. He resigned as a director of Unisphere on February 9, 2005, immediately before a subsidiary of Unisphere filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

George Bell: Mr. Bell has been a member of the Board of Directors of the Company since December 2003. Mr. Bell is President and CEO of Hornby Bay Exploration Limited, a junior uranium and diamond exploration company. He has more than 36 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Group of companies. Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe. Currently, he is also a director of Weda Bay Minerals Inc. listed on the Toronto Stock Exchange.

Lyle Hepburn: Mr. Hepburn has been a member of the Board of Directors of the Company since April 2004. Mr. Hepburn holds a Bachelor of Law degree from Queen's University, a Diploma of Business Administration from Queen's University and a Bachelor of Commerce degree from the University of Saskatchewan. Mr. Hepburn has been practicing business and commercial law for 30 years. He is a partner in the Toronto law firm of Beach, Hepburn LLP. Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn’s practice has been focused primarily on advising and representing public mining and mineral exploration companies. Mr. Hepburn is a director of Gitennes Exploration Inc., North Atlantic Resources Ltd. and the Company, all of which are mineral exploration companies listed on the TSX, and the Corporate Secretary of Aber Diamond Corporation, a diamond company listed on the TSX and NASDAQ. He is also a director or officer of a number of private companies. Mr. Hepburn has co-authored one book on taxation entitled "Are You Paying Too Much Tax?", and authored a second book on the operation of limited partnerships in Canada entitled "Limited Partnerships"

Sean Tetzlaff: Mr. Tetzlaff has been the Chief Financial Officer and Corporate Secretary of the Company since January 2005 and Vice President, Finance since March 8, 2006. He is currently also the Chief Financial Officer and Corporate Secretary of Aurora. He holds a B. Comm from the University of British Columbia and is a Chartered Accountant. From 1995 to 1997, he was employed by Diamond Fields Resources Inc. From 1997 to 1999 he was employed as the Chief Financial Officer of Valerie Gold Resources Inc. and Emgold Mining Corporation. From 1999 to 2004 he was employed at KPMG LLP Chartered Accountants where he specialized in Canadian Corporate Tax, primarily advising technology clients.

Dr. Rick Valenta: Dr. Valenta was appointed Vice President, Exploration on August 2003 and Chief Operating Officer in January 2005. He is also the Chief Geologist of Aurora. He obtained his Ph.D. in structural geology from Monash University of Australia in 1988 and, thereafter, was appointed Lecturer at Monash University in 1990. Between 1995 and 2003 he worked for MIM Exploration where he held the positions of Chief Geologist, Regional Manager for Central America and Principal Geologist for the Project Generation Group of that company.

Ian Cunningham-Dunlop: Mr. Cunningham-Dunlop was appointed Exploration Manager in October 2004. He is also the Vice President, Exploration of Aurora. Mr. Cunningham-Dunlop holds a B.Sc. from Queens’ University and holds the professional designations P.E.O. (Ontario), A.P.E.G.B.C. (British Columbia) and P.E.G.N.L. (Newfoundland and Labrador). Mr. Cunningham-Dunlop was Manager (McFinley Project) of Rubicon Minerals Corporation (2003 to 2004), and Regional Manager for Barrick Gold Corporation (2001 to 2003) and Homestake Canada Inc. (1997 to 2001).

The directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles or By-Laws of the Company.

The senior management serves at the pleasure of the Board of Directors.

No director and/or member of senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or member of senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more directors or members of senior management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation

Cash Compensation

Total cash compensation consisting of salary and bonus, accrued and/or (directly and/or indirectly) to all directors/senior management during year ended December 31, 2005 was $916,667, as disclosed below in Table No.

Table No. 6
Summary Compensation
Year ended December 31, 2006

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Comp.(1)
					Awards	Payouts
		Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
Oliver Lennox-King, Chairman	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
George Bell, Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Donald McInnes, Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	$215,000
Lyle Hepburn, Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mark O Dea, President and Chief Executive Officer	2005	$177,500	$114,000(3)	Nil	Nil	Nil	Nil	$782,070
Rick Valenta, Chief Operating Officer and Vice President Exploration	2005	$151,667	$80,000	Nil	Nil	Nil	Nil	$241,578
Sean Tetzlaff, Chief Financial Officer	2005	$136,667	$73,333	Nil	400,000	Nil	Nil	Nil
Ian Cunningham– Dunlop, Exploration Manager	2005	$127,500	$56,000	Nil	50,000	Nil	Nil	$75,500

(1)

Represents the aggregate value realized on the exercise of stock options equal to the difference between the fair market value of the underlying shares on the date of exercise and the exercise price of the options. Mark O’Dea exercised 283,000 options, Rick Valenta exercised 100,000 options and Donald McInnes exercised 100,000 options and Ian Cunningham-Dunlop exercised 50,000 options.

Table No. 7
Stock Option Grants in Fiscal 2005 Ended December 31, 2005

Name	Number of	% Of Total	Exercise	Grant Date	Expiration	Mkt. Value
	Options	Options	Price per		Date	of
	Granted to	Granted	Share			Securities
	acquire					Underlying
	common					Options on
	shares					Date of
						Grant
Sean Tetzlaff	200,000	23.2%	$1.85	01/04/05	01/31/10	$1.85
Roth Investor	50,000	5.8%	$1.73	01/10/05	01/10/06	$1.73
Relations Inc.
O-M Partners	12,500	1.4%	$2.00	04/15/05	04/15/06	$2.00
LLC
Richard Hall	50,000	5.8%	$2.34	06/30/05	06/29/10	$2.34
Sara Howson	50,000	5.8%	$2.34	06/30/05	06/29/10	$2.34
Ian	50,000	5.8%	$2.34	06/30/05	06/29/10	$2.34
Cunningham-
Dunlop
Sean Tetzlaff	200,000	23.2%	$2.34	06/30/05	06/29/10	$2.34
Oliver Lennox-	150,000	17.4%	$2.34	06/30/05	06/29/10	$2.34
King
Lindsay Hall	50,000	5.8%	$3.26	09/30/05	09/29/10	$3.26
Sashi Davies	25,000	2.9%	$4.24	12/08/05	12/7/10	$4.24
Sashi Davies	25,000	2.9%	$4.24	12/08/05	06/07/11	$4.24
	862,500

The following table gives certain information concerning stock option exercises during the fiscal year ended December 31, 2005 by members of our senior management and directors. It also gives information concerning stock option values.

Table No. 8
Aggregated Stock Options Exercises in Fiscal 2005
Fiscal Year End Unexercised Stock Options
Fiscal Year End Stock Option Values
Senior Management/Directors

Name	Number of	Aggregate	Number of Unexercised	Value of Unexercised In-
	Shares	Value	Options at	the-Money Options at
	Acquired	Realized	Fiscal Year-End	Fiscal Year-End
	on		Exercisable/Unexercisable	Exercisable/Unexercisable
	Exercise			(1)
Oliver Lennox-King	Nil	Nil	450,000 / Nil	$1,008,000 / Nil
George Bell	Nil	Nil	300,000 / Nil	$754,000 / Nil
Lyle Hepburn	Nil	Nil	300,000 / Nil	$744,000 / Nil
Donald McInnes	100,000	$215,000	250,000 / Nil	$615,000 / Nil
Mark O’Dea	283,000	$782,070	718,000 / Nil	$1,818,960 / Nil
Rick Valenta	100,000	$241,578	300,000 / Nil	$800,000 / Nil
Sean Tetzlaff	Nil	Nil	166,667/233,333	$239,334/$354,666
Ian Cunningham- Dunlop	50,000	$75,500	175,000/25,000	$328,000 / $31,000

(1)Calculated as the difference between the Company’s closing share price on December 31, 2005 of $3.58 and the option exercise price, times the relevant number of options.

Director Compensation. In 2005, the directors were paid a base fee of $7,500 per annum, plus $5,000 per annum if they are a member of a committee of the Board of Directors, plus $2,500 per annum if they chaired a committee of the Board of Directors. In addition, the Chairman of the Board of Directors received an additional fee of $50,000 per annum.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. No director received any compensation for his services as a director other than the above noted fees.

Stock Options. The Company may grant stock options to directors, members of senior management and employees. Refer to Item 6.E., "Share Ownership" and Table No.8 for information about stock options outstanding to directors and members of senior management.

Change of Control Remuneration.

The Company has adopted certain provisions to compensate members of senior management in the event of a change in control. Upon a takeover event (as defined below “Takeover Event”) the President and CEO is entitled to three years salary and the Vice president, Exploration and COO and the CFO are entitled to two years’ salary with such pay to include the value of employee benefits (in total the “Termination Payment”).

A Takeover Event is defined as an event in which all or substantially all (90% or more) of the assets of the Company are sold to an arm’s length third party, or at such time when there occurs a change of control of the Company by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors are not elected. Upon such a Takeover Event, the employment of the President and CEO, Vice President, Exploration and COO and CFO will terminate and the before mentioned executives will be entitled to the Termination Payment unless the executive is offered and accepts suitable employment with the entity acquiring substantially all of the assets of the Company or control of the Company or the executive agrees to remain with the Company working with the newly elected slate of directors.

In addition, upon a Takeover Event, any and all unvested employee stock options held by the President & CEO, CFO, and Vice President, Exploration and COO, become vested at such time deemed to occur immediately before the Takeover Event and therefore are available for exercise.

Other Compensation.

No member of senior management or director received “other compensation” in excess of the lesser of U.S.$25,000 or 10% of such officer's cash compensation, and all members of senior management and directors as a group did not receive other compensation which exceeded U.S.$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit-Sharing/Non-Cash Compensation.

During 2005, the Compensation Committee and the Board of Directors approved bonuses of $114,000, $73,333, and $80,000 to each of the President and CEO, CFO, and Vice President, Exploration and COO under a new executive bonus plan (“Bonus Plan”). The Bonus Plan is directly linked to the Company’s stock performance on the TSX.

Bonuses payable to the President and CEO, CFO and Vice President, Exploration and COO are be calculated under the Bonus Plan and distributed once a year and are based on the performance of the Company relative to its previous year. The Board of Directors retains discretion with respect to payment of any bonus. Bonuses will be capped as follows:

A.	Up to 60% of base salary for the President and CEO;
B.	Up to 50% of base salary for the CFO and Vice President Exploration, COO; and
C.	Up to 40% of the base salary for the Exploration Manager.

The Company’s performance will be determined by market capitalization and bonuses will be calculated as follows:

A.

For every 1% increase in average weighted annual market capitalization of the Company relative to that of the previous year, the President and CEO will receive 1% of his base salary paid to him as a bonus, up to a maximum of 60%.

B.

For every 1.2% increase in average weighted annual market capitalization of the Company relative to that of the previous year, the CFO and the Vice President, Exploration and COO will receive 1% of his base salary paid to him as a bonus, up to a maximum of 50%.

C.

For every 1.5% increase in average weighted annual market capitalization of the Company relative to that of the previous year, the Exploration Manager will receive 1% of his base salary paid to him as a bonus, up to a maximum of 40%.

Pension/Retirement Benefits.

No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for directors or members of senior management.

6.C. Board Practices

6.C.1. Terms of Office.

For a discussion of the Company’s directors’ terms in office and date of expiration of directors’ current terms in office, please see Item 6.A. “Directors and Senior Management.”

6.C.2. Directors’ Service Contracts.

There are no director service contracts.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the consolidated financial statements of the Company on behalf of the Board of Directors, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company and its subsidiaries. All auditing services and non-audit services to be provided to the Company by the Company's auditors are pre-approved by the audit committee. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, quarterly review engagements, the Company's internal accounting controls, the Code of Ethics for senior officers, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit Committee recommends to the Board of Directors the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets a minimum of four times per year. The members of the Audit Committee are Mr. McInnes, Mr. Lennox-King and Mr. Bell. The Audit Committee's Charter is attached as Exhibit 1.0 to this report.

The Company has a Compensation Committee, which recommends to the Board of Directors the amount of compensation paid to the officers of the Company and then subsequently reviews this compensation. The members of the Compensation Committee are Mr. McInnes, Mr. Lennox-King and Mr. Hepburn. The Compensation Committee charter is available on the Company’s website at www.fronteergroup.com.

The Company has a Governance and Nominating Committee which assists the Board of Directors in fulfilling its responsibilities by overseeing the Company’s corporate governance policies and making policy recommendations aimed at enhancing Board effectiveness. The members of the Governance and Nominating Committee are Mr. McInnes, Mr. Bell and Mr. Hepburn. The Governance and Nominating Committee is governed by a Governance and Nominating Committee charter.

6.D. Employees

At the end of the fiscal year ended December 31, 2005, the Company had 14 employees excluding the three members of senior management. They consist of a receptionist, a logistics manager, Manager of Community Relations and Environment, two accountants, seven exploration geologists and an office assistant/data manager and one manager of investor relations. A total of two employees are located in Turkey, one in Mexico and the remaining 11 in Canada

6.E. Share Ownership

Table No. 9 lists, as of March 17, 2006, directors and members of senior management who beneficially own the Company's voting securities, consisting solely of common shares and the amount of the Company's voting securities owned by the directors and members of senior management as a group.

Table No. 9
Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#

Common	Mark O’Dea (1)	906,800	1.8%
Common	Oliver Lennox-King (2)	850,000	1.7%
Common	Donald McInnes (3)	225,000	*
Common	George Bell (4)	300,000	*
Common	Lyle R. Hepburn (5)	314,500	*
Common	Rick Valenta (6)	300,000	*
Common	Sean Tetzlaff (7)	400,000	*
Common	Ian Cunningham-Dunlop (8)	150,000	*
	Total Directors / Senior Management(9)	3,446,300	6.6%

* Indicates less than one percent (1%).

(1)	Of these shares 718,000 are represented by share purchase options exercisable within 60 days of March 17, 2006 and 2,000 shares are owned by a company wholly-owned by the beneficial owner;

(2)	Of these shares 450,000 are represented by share purchase options exercisable within 60 days of March 17, 2006;
(3)	Of these shares 210,000 are represented by share purchase options exercisable within 60 days of March 17, 2006;
(4)	Of these shares 300,000 are represented by share purchase options exercisable within 60 days of March 17, 2006;
(5)	Of these shares 300,000 are represented by share purchase options exercisable within 60 days of March 17, 2006;
(6)	Of these shares 300,000 are represented by share purchase options exercisable within 60 days of March 17, 2006;
(7)	Of these shares 233,334 are represented by share purchase options exercisable within 60 days of March 17, 2006 and 166,666 are represented by unexercisable share purchase options.
(8)	Of these 125,000 are represented by share purchase options exercisable within 60 days of March 17, 2006 and 25,000 are represented by unexercisable share purchase options.
(9)	Of these shares, 2,636,334 are represented by share purchase options exercisable within 60 days of March 17, 2006.

# Based on 49,300,382 shares outstanding as of March 17, 2006

Stock Options.

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on November 21, 2001, which was amended on June 6, 2004 and amended again on June 7, 2005.

Such “terms and conditions,” including the pricing of the options, expiry and the eligibility of personnel for such stock options are described below.

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

The Plan provides that stock options may be granted to service providers for the Company. The term “service providers” means (a) any full or part-time employee or officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company, or an entity controlled by the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company (any person in (a), (b), or (c) hereinafter referred to as an “Eligible Person”); and (e) any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person. The terms “insider” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time. Subject to the foregoing, the Board of Directors or Compensation Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the Board of Directors of the Company or a committee established by the Board of Directors for that purpose. Subject to approval of the granting of options by the Board of Directors or the committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 7,500,000. The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may then be listed, and (b) the completion of such registration or other qualification of such shares under any laws, rules or regulations as the Company shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. The Plan provides that it is solely within the discretion of the Board of Directors to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable;
(b)	options may be exercisable for a maximum of ten years from grant date;
(c)	options to acquire no more than 5% of the issued shares of the Company under the Plan together with any other options for services may be granted to any one individual in any 12-month period;
(d)	options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;
(e)	the issuance of shares to insiders of the Company may not exceed 10% of the issued and outstanding shares within a one-year period;
(f)

the issuance of shares to an insider of the Company and his or her associates under the Plan and all other compensation arrangements, within a one-year period, may not exceed 5% of the issued and outstanding shares;

(g)

options held by an option holder who is a director, employee or consultant may with the consent of the directors exercise such option within 90 days after the option holder ceases to be a director, employee, or consultant, subject to an earlier expiration period thereof;

(h)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death, with the consent of the Board of Directors.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board of Directors on a case-by-case basis.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”). The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Where there is no such closing price or trade on the prior trading day, “market price” shall mean the average of the most recent bid and ask price of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.

The names and titles of the directors/executive officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of March 17, 2006.

Table No. 10
Stock Options Outstanding

Name	Shares of	Exercise	Grant Date	Expiration Date
	Common	Price
	Stock
		$
Officers/Directors:
Mark O’Dea	68,000	0.11	May 7, 2001	May 8,2006
	100,000	0.84	Nov. 28, 2003	Nov. 28, 2008
	550,000	1.20	Sept. 28, 2004	Sept. 28, 2009
Donald McInnes	60,000	1.00	April 6, 2004	April 6, 2009
	150,000	1.20	Sept. 28, 2004	Sept. 28, 2009
Oliver Lennox-King	100,000	0.88	Nov. 6, 2003	Nov. 6, 2008
	100,000	0.80	Nov. 12, 2003	Nov. 12, 2008
	100,000	0.84	Nov. 28, 2003	Nov. 28, 2008
	150,000	2.34	June 30, 2005	June 29, 2010
George Bell	100,000	0.90	Dec. 18, 2003	Dec. 18, 2008
	50,000	1.00	April 6, 2004	April 6, 2009
	150,000	1.20	Sept. 28, 2004	Sept. 28, 2009
Lyle Hepburn	150,000	1.00	April 15 2004	April 15, 2009
	150,000	1.20	Sept. 28, 2004	Sept. 28, 2009
Rick Valenta	100,000	0.70	Aug. 7, 2003	Aug. 31, 2008
	100,000	0.84	Nov. 28, 2003	Nov. 28, 2008
	100,000	1.20	Sept. 28, 2004	Sept. 28, 2009
Sean Tetzlaff	200,000	1.85	January 4, 2005	January 31, 2010
	200,000	2.34	June 30, 2005	June 29, 2010
Ian Cunningham-Dunlop	100,000	1.60	October 22, 2004	October 22, 2009
	50,000	2.34	June 30, 2005	June 29, 2010

Total Directors / Officers	2,828,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

The Company has two shareholders who beneficially own more than 5% of the issued shares. According to a Schedule 13D filed on February 8, 2006, David W. Tice & Associates, LLC beneficially owns directly and through the Prudent Bear Fund 5,653,008 common shares, or 11.5%, of the Company’s the common shares. According to a Schedule 13D filed on February 15, 2006, Passport Capital LLC through the Passport Master Fund LP, the Passport Master Fund II LP and Passport Holdings LLC beneficially own 2,887,200 common shares, respectively, for a combined total of 5.98% of the Company’s common shares.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

There were no Major Shareholders owning 5% or more of the Company’s common shares in 2003 and prior years. According to Schedules 13D and amendments thereto, David W. Tice & Associates, LLC and Passport Capital LLC through these same respective funds owned more than 5% of the Company in 2004 and 2005.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian and U.S. Share Ownership.

On February 28, 2006, the Company’s shareholders’ list showed 48,954,914 common shares outstanding. The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: holders of record resident in Canada, holding 31,329,677, or 64.0% of the outstanding common shares and holders of record resident in the USA, holding 16,625,237, or 33.96% of the outstanding common shares with the remaining 2.04% held in Australia.

7.A.3. Control of Company.

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any other corporation, foreign government or other person(s).

7.A.4. Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

7.B. Related Party Transactions

During the fiscal year ended December 31, 2005, the Company paid or accrued $33,855 in legal fees to a firm of which a director is a partner. From January 1, 2006 to March 17, 2006, the Company paid the same law firm a further $2,644. In addition, during fiscal 2005 the Company paid a total of $1,900,679 in exploration and administrative costs for Aurora Energy Resources Inc., a company controlled by the Company (56.8%) but operated as a joint venture. The Company was reimbursed for all of these costs by Aurora Energy Resources Inc.

Shareholder Loans

There are no loans to shareholders.

Amounts Owing to Senior Management/Directors

At December 31, 2005, no amounts were owed to members of senior management or directors. There have been no transactions since December 31, 2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in the notes to the financial statements.

The financial statements as required under Item 17 are contained herein. The audit reports of PricewaterhouseCoopers LLP and McGovern, Hurley, Cunningham LLP, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

1.	Consolidated Balance Sheets for years ended December 31, 2005 and 2004
2.	Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003
3.	Consolidated Statements of Cash Flows for fiscal years ended December 31, 2005, 2004 and 2003

8.A.7. Legal/Arbitration Proceedings

The Company is not currently, nor has it been in the recent past, a party to any legal or arbitration proceedings (including governmental proceedings pending or known to be contemplated by the Company), which may have, or had in the recent past, any significant effects on the Company’s financial position or profitability.

8.A.8. Policy on dividend distributions

The Company has never declared or paid a dividend to its shareholders. The Company does not have any policy on dividend distributions.

Significant Changes

Since the date of the financial statements furnished with this report, there have been no significant changes.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and listing details

9.A.4. Information regarding the price history of the stock

Table No. 11
TSXV (formerly the Canadian Venture Exchange)
And TSX, and Amex and OTC Bulletin Board
Common Shares Trading Activity
- Sales -
Canadian Dollars

Period	High	Low

Month Ended 02/28/06 (TSX)	$4.76	$3.76
Month Ended 01/31/06 (TSX)	$4.55	$3.41
Month Ended 12/31/05 (TSX)	$4.27	$3.28
Month Ended 11/30/05 (TSX)	$4.55	$3.17
Month Ended 10/31/05 (TSX)	$4.20	$3.00

Fiscal Year Ended 12/31/2005 (TSX)	$4.55	$1.50
Fiscal Year Ended 12/31/2004 (TSX)	$1.98	$0.50
Fiscal Year Ended 12/31/2003 (TSX)	$1.20	$0.45
Fiscal Year Ended 12/31/2002 (TSXV)	$1.05	$0.24
Fiscal Year Ended 12/31/2001 (TSXV)	N/A	N/A

Fiscal Quarter Ended 12/31/05 (TSX)	$4.55	$3.00
Fiscal Quarter Ended 09/30/05 (TSX)	$3.69	$2.24
Fiscal Quarter Ended 06/30/05 (TSX)	$2.94	$1.75
Fiscal Quarter Ended 03/31/05 (TSX)	$3.84	$1.50

Fiscal Quarter Ended 12/31/04 (TSX)	$1.98	$1.23
Fiscal Quarter Ended 09/30/04 (TSX)	$1.30	$0.50
Fiscal Quarter Ended 06/30/04 (TSX)	$1.10	$0.75
Fiscal Quarter Ended 03/31/04 (TSX)	$1.45	$0.90

Month Ended 02/28/06 (Amex/OTCBB)	U.S.$4.45	U.S.$3.34
Month Ended 01/31/06 (Amex/OTCBB)	U.S.$3.97	U.S.$2.99
Month Ended 12/31/05 (Amex/OTCBB)	U.S.$3.68	U.S.$2.91
Month Ended 11/30/05 (Amex/OTCBB)	U.S.$3.94	U.S.$2.75
Month Ended 10/31/05 (Amex/OTCBB)	U.S.$3.40	U.S.$2.67

Fiscal Year Ended 12/31/2005 (Amex/OTCBB)	U.S.$3.94	U.S.$1.50

Fiscal Quarter Ended 12/31/05 (Amex/OTCBB)	U.S.$3.94	U.S.$2.67
Fiscal Quarter Ended 09/30/05 (Amex/OTCBB)	U.S.$3.08	U.S.$1.87
Fiscal Quarter Ended 06/30/05 (Amex/OTCBB)	U.S.$2.42	U.S.$1.50
Fiscal Quarter Ended 03/31/05 (Amex/OTCBB)	N/A	N/A

Fiscal Quarter Ended 12/31/04 (Amex/OTCBB)	N/A	N/A
Fiscal Quarter Ended 09/30/04 (Amex/OTCBB)	N/A	N/A
Fiscal Quarter Ended 06/30/04 (Amex/OTCBB)	N/A	N/A

Fiscal Quarter Ended 03/31/04 (Amex/OTCBB)	N/A	N/A

9.C. Markets

The Company's common shares trade on the TSX in Toronto, Ontario, Canada, and the AMEX in New York, New York, under the symbol "FRG". The initial public offering was effective on the TSX-V in December of 2000. Subsequently, the Company became listed on the TSX where it began trading on July 11, 2003. The Company was listed on the AMEX on June 29, 2005.

On May 12, 2004, the Company also began trading on the NASD OTC Bulletin Board under the symbol FTDGF. This listing ended concurrent with the American Stock Exchange listing.

Table No. 11 above lists the high and low sales prices on the TSX Venture Exchange (“TSXV”) from fiscal 2001 prior to July 11, 2003 and on the Toronto Stock Exchange (“TSX”) after July 11, 2003 for actual trades of common shares of the Company for the last six months, last eight fiscal quarters, and last five fiscal years. The data for the period from February 17, 2005 was available and provided for the Company’s stock on the Amex/OTC BB under the symbol FRG or FTDGF.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

Objects and Purposes

The discussion under Item 10.B of the Company’s report on Form 20-F for the fiscal year ended December 31, 2003, is incorporated herein by reference.

10.C. Material Contracts

The Company has not entered into any material contracts in the previous two years other than those attached hereto as an exhibit, if any, and the following contracts listed below, which are incorporated by reference to previously Filed Forms 20-F and 6-K of the Company:

1.

Property option agreement dated October 19, 2004 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. to acquire the Biga Properties in Western Turkey, originally filed as exhibit to Form 20-F on April 1, 2005;

2.

Agency agreement between the Company and Paradigm Capital Inc. dated June 26, 2003 pursuant to a private placement to issue up to 2,410,853 flow- through common shares at $0.65 per share and 2,500,000 Units at $0.60 per Unit, originally filed as exhibit to Form 20-F on April 1, 2005;

3.

Agency agreement between the Company and Pacific International Securities, Dundee Securities Corporation and Toll Cross Securities Inc. dated March 31, 2004, pursuant to a private placement of 9,200,000 Units at $1.10 per Unit, originally filed as exhibit to Form 20-F on April 1, 2005;

4.

Agency agreement between the Company and Pacific International Securities Inc. and Toll Cross securities Inc. dated October 7, 2004 pursuant to a private placement to issue 880,000 flow-through common shares at $1.25 per share, originally filed as exhibit to Form 20-F on April 1, 2005;

5.

Agency agreement between the Company and Pacific International Securities Inc. and Toll Cross Securities Inc. dated February 17, 2005 pursuant to a private placement to issue 7,270,000 Units of the Company at $1.75 per Unit, originally filed as exhibit to Form 20-F on April 1, 2005;

6.	Property option agreement dated April 27, 2004 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. to acquire the Agi Dagi

Property in Western Turkey, originally filed as exhibit to Form 20-F on June 28, 2004;

7.

Property option agreement dated May 6, 2004 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. to acquire the Kirazli Property in Western Turkey, originally filed as exhibit to Form 20-F on June 28, 2004;

8.	Warrant indenture pursuant to a private placement dated February 17, 2005, originally filed on Form 6-k dated April 1, 2005;

9.

Agency agreement between the Company and Pacific International Securities Inc. dated May 25, 2005 pursuant to a private placement to issue 1,500,000 flow-through common shares of the Company at $2.75, originally filed on Form 6-K dated June 22, 2005;

10.

Agreement between the Company and Altius Resources Inc. dated May 31, 2005, to transfer the respective interests in the Labrador uranium properties to a new company in exchange for 5,200,000 and 4,800,000 Class A Common shares, respectively of the new company. Provisions are also contained in the agreement whereby the Company funds the new company in the amount of $4,999,995 and increases its ownership to 56.8%. This new company is later named Aurora Energy Resources Inc., originally filed on Form 6-K dated June 22, 2005;

11.

Property option agreement between Fronteer de Mexico S.A de C.V. and Minera Teck Cominco S.A de C.V dated October 26, 2005, to acquire a 100% interest in the San Pedro and Clara properties in Jalisco state, Mexico for U.S.$2 million in expenditures, originally filed on Form 6-K dated November 11, 2005;

12.

Property option agreement between the Company and Rimfire Minerals Inc. and Newmont Exploration of Canada Limited and NVI Mining Ltd. to acquire a 100% interest in the Wernecke Breccias property in Yukon Territory, Canada, originally filed on Form 6-K dated February 13, 2006;

13.

Employment agreement between Mark O’Dea and the Company with respect to services in the capacity of President and Chief Executive Officer at annual salary of $190,000, filed as an exhibit to this 20-F;

14.

Employment agreement between Sean Tetzlaff and the Company with respect to services in the capacity of Chief Financial Officer and Corporate Secretary at annual salary of $160,000, filed as an exhibit to this 20-F;

15.

Employment agreement between Rick Valenta and the Company with respect to services in the capacity of Vice President, Exploration and Chief Operating Officer at annual salary of $160,000, filed as an exhibit to this 20-F; and

16.	Employment agreement between Ian Cunningham-Dunlop and the Company with respect to services in the capacity of Exploration Manager at annual salary of $140,000, filed as an exhibit to this 20-F.

17.	Office lease agreement with respect to the premises at 1650-1055 West Hastings Street, Vancouver B.C., V6E 2E9, filed as an exhibit to this 20-F.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in Item 10.E., “Taxation” below.

Restrictions on Share Ownership by Non-Canadians. There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a U.S. holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

Certain U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by the Company.

U.S. Holders.

As used herein, a “U.S. Holder” means a holder of common shares issued by the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered.

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (iv) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (v) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (vi) persons that own an interest in an entity that owns common shares, (vii) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (viii) persons who are partners or owners of partnerships or other pass-through entities such as corporations subject to Subchapter S of the Code or (ix) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Company to U.S. Holders.

General Rules. U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits. To the extent that distributions from the Company exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares. (See more detailed discussion at

“Disposition of Shares” below). Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss. In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate. For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that the Company would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code as a result of the U.S.-Canada income tax treaty if, however, the Company is not a Passive Foreign Investment Company (“PFIC”). The Company has not determined whether it meets the definition of a PFIC. A corporation that is properly described as a PFIC, along with other foreign corporations given special status under the Code, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction. Dividends paid by the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Company may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “PFIC” as defined below). The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax. Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect. (Please see the “QEF Election” discussion below.) A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the Company’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder. Again, these rules are subject to several exceptions that are beyond the scope of this discussion. U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Company to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares.

General Rule. A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares. This gain or loss will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation . Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

The Company may be a Passive Foreign Investment Company.

General Discussion. The Company has not determined whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the Code for the current tax year and any prior tax years. The Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code generally defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules. If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules (as described below) or the QEF rules (as described below) during a year in which it holds (or is deemed to have held) shares issued by the Company while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Company’s first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which the Company was a PFIC) would generally be taxed at the highest tax rate for each such prior year applicable to ordinary income, and such Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by the Company, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election. Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Company’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Company’s shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election. In general, a U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by the Company will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Company’s shares. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings. The Company has not calculated these amounts for any shareholder, and does not anticipate making these calculations in the foreseeable future. Therefore, U.S. Holders of the Company’s common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules. Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by the Company while it is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-market election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit.

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process.

In addition, U.S. Holders that are corporations and that own 10% or more of the Company’s voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by the Company. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s shares.

Other Considerations for U.S. Holders.

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Controlled Foreign Corporation.

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10%

Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Company’s common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Company’s earnings and profits attributable to the common shares sold or exchanged.

If the Company is classified as both a PFIC and a CFC, it generally will not be treated as a PFIC with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

The Company has not determined whether it meets the definition of a CFC, and there can be no assurance that it will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Document on Display

Documents referred to herein may be reviewed at the Company’s premises which are located at 1650-1055 West Hastings Street, Vancouver BC Canada V6E 2E9.

The public may read and copy any documents the Company files at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company's SEC filings can also be obtained on the SEC’s website on the Internet at address http://www.sec.gov.

The Company maintains a website on the Internet at address http://www.fronteergroup.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

The Company's functional currency is the Canadian dollar. Its Turkish and Mexican activities are predominantly executed in U.S. dollars and Mexican Pesos; however, the Company is not subject to significant operational exposures due to fluctuations in those currencies.

The common shares of the Company are purchased and sold in Canadian dollars and U.S. dollars. Please refer to Item 9 “The Offer and Listing” for more information relating to the Company's share price information and the tables relating to the U.S./Canadian dollar currency translations.

The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time. At present, the Company carries sufficient foreign currency on its balance sheet to satisfy projected operating requirements for the next few months. Foreign currency is purchased on the spot market as required.

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

OTHER RISKS

The Company currently is not exposed to commodity price risk as it has no metals production, nor carries any metal inventories. The Company does not have any investments in public equities that may subject it to equity price risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no modifications to securities of any class of the Company.

ITEM 15. CONTROLS AND PROCEDURES

(a)      As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of management, including the President and Chief Executive Officer ("CEO") and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e). Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2005. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports.

(b)      Not Applicable.

(c)      Not Applicable.

(d)      There have not been any changes in the Company's internal control over financial reporting during the fiscal year ended December 31, 2006 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert

The Company’s Audit Committee consists of three directors, all of whom satisfy the independence requirements for audit committee members under the AMEX listing standards and applicable SEC regulations and are financially literate and knowledgeable about the Company’s affairs. Mr. Oliver Lennox-King is the audit committee’s financial expert, within the meaning of applicable regulations of the SEC, as a former qualified accountant with 20 years experience in the mining industry. He also spent 11 years as a mining analyst with a brokerage company and has spent the last 13 years in executive positions and directorships with junior mining companies. In addition to serving as the Chairman of the Board of the Company, he also serves on the boards of a number of Canadian resources companies including Metallica Resources, Tiomin Resources, and Aurora Energy resources Inc. He was the co-founder and Chairman of Pangea Goldfields as well as the co-founder and President of Tiomin Resources.

ITEM 16B. Code of Ethics

The Company has adopted a code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions and other officers of the Company. This code of ethics was filed as an exhibit to the Form 20-F for the fiscal year ended December 31, 2004. A copy of the code of ethics can be obtained from the Company, without charge, by making a request in writing addressed to the Corporate Secretary and mailing such request to 1650-1055 West Hastings Street, Vancouver B.C. Canada V6E 2E9.

The code of ethics was adopted on March 24, 2005.

Item 16C. Principal Accounting Fees and Services

The Audit Committee is directly responsible for the appointment, compensation and oversight of auditors; the Audit Committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

Fees, including reimbursements for expenses, for professional services rendered by PricewaterhouseCoopers LLP in 2005 and 2004 to the Company were:

Fiscal Year ended December 31, 2005 and 2004		Fiscal Year	Fiscal Year
Principal Accountant Fees and Services		2005	2004
Audit Fees		$45,000	$20,000
Audit Related Fees	$	Nil	$3,000
Tax Fees		$40,000	$8,500
All Other Fees	$	Nil	$3,000

Total		$85,000	$34,500

The nature of each category of fees is as follows:

Audit Fees:

Audit fees in 2005 and 2004 were paid for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual consolidated financial statements, reviews of the Company’s interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements and include $20,000 for the separate audit of Aurora.

Audit Related Fees:

Audit-related fees are paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above. During fiscal 2004, audit-related fees were related to review of the Company’s interim financial statements and related disclosures.

Tax Fees:

Tax fees in 2005 and 2004 relate to the preparation of income tax returns for the Company and its Canadian subsidiaries and international tax planning and analysis with respect to the Company’s investments in Turkey and Mexico

All Other Fees:

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

The consolidated financial statements as required under Item 17 are furnished with this Annual Report and can be found immediately following the text of this Annual Report. The audit reports of PricewaterhouseCoopers LLP and McGovern Hurley Cunningham are included herein immediately preceding the audited financial statements.

Audited Year End Financial Statements December 31, 2005/2004/2003

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

(Expressed in Canadian Dollars)

F-i

Independent Auditors’ Report

To the Shareholders of
Fronteer Development Group Inc.

We have audited the consolidated balance sheets of Fronteer Development Group Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and shareholders’ equity for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C., Canada
March 8, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated March 8, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, B.C., Canada
March 8, 2006

F-ii

AUDITORS’ REPORT

To the Shareholders of
FRONTEER DEVELOPMENT GROUP INC.
(An Exploration Stage Company)

We have audited the consolidated and the consolidated statements of operations, changes in shareholders’ equity and cash flows of Fronteer Development Group Inc. (An Exploration Stage Company) for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants

TORONTO, Canada
April 7, 2004

F-iii

FRONTEER DEVELOPMENT GROUP INC.	F-1
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2005	2004
(Expressed in Canadian dollars)	$	$

ASSETS

CURRENT
Cash and short-term deposits (Note 3)	16,096,933	9,528,579
Restricted cash (Note 4)	45,540	46,342
Marketable securities (Note 5)	-	39,600
Accounts receivable and other (Note 6)	324,484	155,654
	16,466,957	9,770,175
EQUIPMENT (Note 7)	312,952	166,141

EXPLORATION PROPERTIES AND DEFERRED
EXPLORATION EXPENDITURES (Note 8)	17,022,558	4,622,292
	33,802,467	14,558,608

LIABILITIES
CURRENT
Bank indebtedness (Note 9)	44,078	-
Accounts payable and accrued liabilities	884,008	447,144
	928,086	447,144
FUTURE INCOME TAXES (Note 10)	1,137,612	-
	2,065,698	447,144

SHAREHOLDERS' EQUITY
SHARE CAPITAL
Authorized
Unlimited number of common shares without par value
Issued
48,518,309 common shares (2004 - 34,071,143)	35,657,063	15,927,322

CONTRIBUTED SURPLUS (Note 11c)	3,062,200	2,363,414

WARRANTS (Note 11d)	3,754,619	1,253,303
ACCUMULATED DEFICIT	(10,737,113)	(5,432,575)
	31,736,769	14,111,464
	33,802,467	14,558,608
Subsequent events (Notes 8 & 20)
Contingent Liabilities (Note 13)
Commitments (Notes 8 & 14)

Approved by the Board of Directors:

"Oliver Lennox-King"	"George Bell"
Director	Director

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.	F-2
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31

	2005	2004	2003
(Expressed in Canadian dollars)	$	$	$

OPERATING EXPENSES
Write-down of exploration properties (Note 8)	2,397,169	251,421	4,549
Wages and benefits	958,115	375,004	6,039
Stock-based compensation (Notes 11c & 18)	840,528	2,179,744	56,900
Promotion and advertising	555,120	1,136,944	164,946
Investor relations	331,309	201,207	275,366
Property investigation	251,507	143,970	101,479
Office and general	232,009	71,722	49,167
Listing and filing fees	125,357	49,103	114,913
Legal	117,478	66,220	54,955
Accounting and audit	97,714	60,074	60,871
Rent	84,494	70,830	42,660
Amortization	78,725	45,794	14,131
Management fees	-	133,083	166,640
Consulting fees	-	8,695	450
Loss on disposal of capital assets	33,787	-	-
Recovery of expenses	(6,148)	(198,617)	-

LOSS FOR THE PERIOD FROM OPERATIONS	6,097,164	4,595,194	1,113,066

OTHER INCOME (EXPENSE)
Interest income	467,525	188,130	53,968
Foreign exchange loss	(36,752)	-	-
Write-down of Marketable Securities (Note 5)	-	(15,000)	-
Loss on sale of investments	(1,945)	(11,024)	-
	428,828	162,106	53,968
LOSS FOR THE PERIOD BEFORE INCOME TAXES
AND DISCONTINUED OPERATIONS	5,668,336	4,433,088	1,059,098

Current income tax expense (recovery) (Note 10)	19,207	23,508	(611,240)
Future income tax recovery (Note 10)	(391,600)	-	-
	(372,393)	23,508	(611,240)
LOSS FOR THE PERIOD BEFORE DISCONTINUED
OPERATIONS	5,295,943	4,456,596	447,858

LOSS FROM DISCONTINUED
OPERATIONS (Note 17)	8,595	6,148	23,000

NET LOSS FOR THE YEAR	5,304,538	4,462,744	470,858

(DEFICIT), BEGINNING OF YEAR
As previously reported	(5,432,575)	(727,737)	(256,879)
Adjustment to prior periods due to change in
accounting policy (Note 18)	-	(242,094)	-
As restated	(5,432,575)	(969,831)	(256,879)

(DEFICIT), END OF YEAR	(10,737,113)	(5,432,575)	(727,737)

Basic and diluted loss per share (Note 12)	0.12	0.15	0.02

Weighted average shares outstanding	45,054,137	29,076,392	21,334,968

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.	F-3
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2005	2004	2003
(Expressed in Canadian dollars)	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss before discontinued operations	(5,295,943)	(4,456,596)	(447,858)
Charges to income not involving cash:
Future income tax recovery	(391,600)	-	(611,240)
Stock-based compensation	840,528	2,179,744	56,900
Write-down of exploration properties	2,397,169	251,421	4,549
Amortization	78,725	45,794	14,131
Loss on sale of investments	1,945	11,024	-
Loss on disposal of capital assets	33,787	-	-
Loss on write-down of short-term investments	-	15,000	-
Foreign exchange gain	36,752	-	-
	(2,298,637)	(1,953,613)	(983,518)
Changes in current assets and liabilities:
Increase in accounts receivables
and prepaid expenses	(49,338)	(20,452)	(2,130)
Increase in accounts payable and
accrued liabilities	120,015	147,352	2,653

Net cash used in operating activities	(2,227,960)	(1,826,713)	(982,995)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in bank indebtedness	44,078	-	-
Issuance of common shares for cash	9,832,392	8,647,688	1,404,825
Issuance of flow-through shares for cash	4,125,000	1,100,000	1,567,275
Issuance of warrants for cash	2,890,108	950,612	265,400
Warrants exercised	5,056,433	1,020,514	657,611
Options exercised	882,047	336,721	84,163
Share issue costs	(962,015)	(698,293)	(304,518)

Net cash provided by financing activities	21,868,043	11,357,242	3,674,756

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in accounts receivables
and prepaid expenses	(121,567)	(28,068)	(2,988)
Increase in accounts payable
and accrued liabilities	295,713	202,220	3,721
Purchase of short-term deposits	(5,081,480)	(7,086,705)	(3,251,290)
Proceeds from GIC investments	12,168,186	3,251,290	806,105
Purchase of equipment	(270,105)	(144,629)	(44,037)
Investment in joint venture, net of cash acquired	(2,057,927)	-	-
Interest in exploration properties and deferred
exploration expenditures	(11,091,849)	(5,554,782)	(1,180,066)
Recovery of deferred exploration expenditures	157,683	2,143,485	904,529
Proceeds from sale of investments	37,655	34,976	-

Net cash used in investing activities	(5,963,691)	(7,182,213)	(2,764,026)

Cash flows from discontinued operations	16,601	(6,334)	(22,833)

Effect of exchange rate changes on cash	(37,934)	-	-

Increase (decrease) in cash and cash equivalents	13,655,059	2,341,982	(95,098)

CASH AND CASH EQUIVALENTS,
beginning of period	2,441,874	99,892	194,990

CASH AND CASH EQUIVALENTS,
end of period	16,096,933	2,441,874	99,892

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Common stock issued for interest in
exploration properties	362,136	602,500	126,900
Common stock issued for commission	274,137	195,432	-
Warrants issued for commission	832,272	170,429	49,300
Value of shares received from optionees	-	54,600	9,000
Stock-based compensation included in deferred exploration expenses	294,814	-	-

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.	F-4
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31

						Total
			Contributed			shareholders'
	Capital Stock		Surplus	Warrants	Deficit	equity
(Expressed in Canadian dollars)	#	$	$	$	$	$

Balance, December 31, 2002	14,712,312	1,658,302	20,875	235,965	(256,879)	1,658,263

Issued for cash	2,862,875	1,404,825	-	-	-	1,404,825
Flow-through shares issued
for cash	2,411,193	1,567,275	-	-	-	1,567,275
Warrants exercised	974,733	823,701	-	(166,090)	-	657,611
Warrants granted	-	-	-	314,700	-	314,700
Warrants expired	-	-	2,392	(2,392)	-	-
Stock options exercised	183,329	105,829	(21,666)	-	-	84,163
Issued for interest in
exploration property	190,526	126,900	-	-	-	126,900
Renunciation of flow-through
Expenditures	-	(611,240)	-	-	-	(611,240)
Share issue costs - warrants	-	(28,000)	-	(21,300)	-	(49,300)
Share issue costs - cash paid	-	(304,518)	-	-	-	(304,518)
Stock-based compensation	-	-	56,900	-	-	56,900
Net loss	-	-	-	-	(470,858)	(470,858)
Balance, December 31, 2003	21,334,968	4,743,074	58,501	360,883	(727,737)	4,434,721

Issued for cash	8,896,208	8,647,688	-	-	-	8,647,688
Flow-through shares issued
for cash	900,740	1,100,000	-	-	-	1,100,000
Warrants exercised	1,566,897	1,249,137	-	(228,622)	-	1,020,515
Warrants granted	-	-	-	1,121,042	-	1,121,042
Stock options exercised	832,330	453,646	(116,925)	-	-	336,721
Issued for interest in
exploration property	540,000	602,500	-	-	-	602,500
Share issue costs - warrants	-	(170,429)	-	-	-	(170,429)
Share issue costs - cash paid	-	(698,294)	-	-	-	(698,294)
Stock-based compensation	-	-	2,421,838	-	-	2,421,838
Change in accounting policy	-	-	-	-	(242,094)	(242,094)
Net loss	-	-	-	-	(4,462,744)	(4,462,744)
Balance, December 31, 2004	34,071,143	15,927,322	2,363,414	1,253,303	(5,432,575)	14,111,464

Issued for cash	7,472,695	10,106,529	-	-	-	10,106,529
Flow-through shares issued
for cash	1,500,000	4,125,000	-	-	-	4,125,000
Warrants exercised	3,653,707	6,277,496	-	(1,221,064)	-	5,056,432
Warrants granted	-	-	-	3,722,380	-	3,722,380
Stock options exercised	1,613,834	1,318,604	(436,556)	-	-	882,048
Issued for interest in
exploration property	206,930	362,136	-	-	-	362,136
Share issue costs - warrants	-	(1,106,409)	-	-	-	(1,106,409)
Share issued costs - cash paid	-	(962,015)	-	-	-	(962,015)
Stock-based compensation	-	-	1,135,342	-	-	1,135,342
Renunciation of flow-through
Expenditures	-	(391,600)	-	-	-	(391,600)
Net loss	-	-	-	-	(5,304,538)	(5,304,538)
Balance, December 31, 2005	48,518,309	35,657,063	3,062,200	3,754,619	(10,737,113)	31,736,769

See accompanying notes to the consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-5
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

The Company is involved in the acquisition, exploration and development of mineral resource properties and has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company's ability to dispose of its interests on an advantageous basis (see note 8).

All direct costs associated with exploration properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine.

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Fronteer Holdings Inc., Fronteer Investments Inc., Fronteer de Mexico, S.A. de C.V. and Fronteer Eurasia Madencilik Limited Sirketi, the Company's proportionate share of the assets, liabilities, operations and cash flows of Berkley Homes (Pickering) Inc., a joint-venture formed to build residential homes in Ontario, Canada, and Aurora Energy Resources Inc. ("Aurora"), a joint venture formed to conduct mineral exploration in Labrador, Canada. Gains and losses realized on the transfer of assets to the Aurora joint-venture are deferred and netted against mineral property costs for the project.

Cash and cash equivalents:

Cash and equivalents comprise cash on hand and short-term investments which generally mature within three months from the date of acquisition. These investments are liquid and can be converted to cash at any time. The investments are held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

Short-term deposits

Short-term deposits consist of surplus cash invested in guaranteed investment certificates with maturities of less than one year, but more than three months, at the time of acquisition. These investments are liquid and can be converted to cash at any time. The balance is carried at the lower of cost plus accrued interest and fair market value.

Available for sale investments

The available for sale investments consist of shares of public companies. The investments are recorded at the lower of cost or fair market value.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and Amortization:

Equipment is recorded at cost. The equipment noted below is amortized over its estimated useful lives using the following rates and methods:

Automotive equipment	30%	Declining balance
Computer equipment	30%	Declining balance
Computer software	100%	Straight line
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements	5 years	Straight line

Exploration Properties and Deferred Exploration Expenditures:

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs will be charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period they are incurred. The Company recognizes the payment or receipt of payment required under option agreements when paid.

The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

Impairment of Long Lived Assets:

The Company reviews and evaluates its long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

Asset Retirement Obligations:

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or may incur a gain or loss.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been recorded as exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and shareholders' equity reduced, on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

The Company may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on the renouncement. The corresponding credit reduces income tax expense.

Stock-Based Compensation:

The Company has an employee stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using a Black Scholes option pricing model and the compensation amount, equal to the option's fair value, is then recognized over the option's vesting periods.

In 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive basis without restatement, in accordance with the recommendations of the Canadian Institute of Chartered Accountants. The fair value of options granted after January 1, 2002, but before January 1, 2004, has been recorded as an adjustment to opening deficit. The fair value of all stock options granted is recorded as a charge to operations or an addition to exploration properties and deferred exploration expenditures as the stock options vest and a credit to options in shareholders' equity. Any consideration paid on the exercise of stock options is credited directly to share capital.

Use of Estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, the recoverability of mineral properties, the determination of the provision for future removal and site restoration costs, and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

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

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-8
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation

These consolidated financial statements are denominated in Canadian dollars, the Company's functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:
i. monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;
ii. non-monetary assets at historical rates;
iii. revenue and expense items at the average rates for the period, except for depreciation and amortization, which are based on historical rates.
The net effect of the foreign currency translation is included in the statements of operations.

Basic and diluted loss per share

Loss per share is presented for basic and diluted loss. Basic loss per share is computed by dividing net loss by the weighted average number of outstanding common shares for the year. The Company follows the treasury stock method in the calculation of diluted loss per share. Under this method, dilution is calculated based upon the net number of common shares issued should in the money options be exercised and the proceeds used to repurchase common shares at the weighted average market price in the period. All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share for the periods presented.

3.	CASH AND SHORT-TERM DEPOSITS

	2005	2004
	$	$

Cash on account	16,096,933	2,441,874
Short-term deposits	-	7,086,705
	16,096,933	9,528,579

The short-term deposits are Guaranteed Investment Certificates ("GIC’s") that are carried at the lower of cost plus accrued interest and fair market value.

4.	RESTRICTED CASH

The restricted cash consists of GICs pledged to secure letters of credit outstanding regarding the residential properties previously built and sold.

5.	MARKETABLE SECURITIES

	2005		2004
	Carrying value	Fair market	Carrying value	Fair market
	$	value	$	value
		$		$
Alberta Star Development Corp. - 100,000 shares	-	-	21,000	21,000

Trade Wind Ventures Inc. - 15,000 shares	-	-	18,600	19,500

	-	-	39,600	40,500

The investment in Alberta Star Development Corp. was written down to fair market value at December 31, 2004. Accordingly, a loss of $15,000 was charged to the Statement of Operations and Deficit.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-9
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

6.	ACCOUNTS RECEIVABLE AND OTHER

	2005	2004
	$	$

Accounts receivable - Project partners	-	77,874
Accounts receivable – Other	209,097	31,526
Prepaids	115,387	46,254
	324,484	155,654

7.	EQUIPMENT

		2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Field equipment	172,875	39,297	133,578	104,030	14,249	89,781
Computer equipment	158,532	50,429	108,103	67,973	26,955	41,018
Computer software	59,230	48,129	11,101	37,028	19,349	17,679
Furniture and fixtures	48,186	15,743	32,443	26,895	10,850	16,045
Automotive equipment	31,678	6,098	25,580	-	-	-
Leasehold improvements	2,321	174	2,147	2,312	694	1,618
	472,822	159,870	312,952	238,238	72,097	166,141

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-10
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

8.	EXPLORATION PROPERTIES

	Total				Total
Properties	December 31,				December 31,
	2004	Additions	(Recoveries)	(Write downs)	2005

	$	$	$	$	$
Turkey (Note 8a)
General Turkey	32,830	10,967	-	-	43,797
Agi Dagi	1,848,593	4,116,791	-	-	5,965,384
Biga	1,582	643,494	-	-	645,076
Kirazli	639,219	2,596,457	-	-	3,235,676
Pirentepe	-	74,530	-	-	74,530
Nidge	-	7,397	-	-	7,397
Samli	-	17,744	-	-	17,744
	2,522,224	7,467,380	-	-	9,989,604

Labrador Properties (Note 8b)
Central Mineral Belt	579,470	3,082,778	(75,080)	-	3,587,168
Purchase price adjustment	-	3,195,539	-	-	3,195,539
	579,470	6,278,317	(75,080)	-	6,782,707

Mexico (Note 8c)
General Mexico	13,712	8,415	-	(22,127)	-
Chiapas	105,997	815,095	-	(921,092)	-
Clara	-	24,700	-	-	24,700
San Pedro	-	16,098	-	-	16,098
	119,709	864,308	-	(943,219)	40,798

Yukon & Other Properties:
Wernecke Properties, Yukon
(Note 8d)	-	209,434	-	-	209,434

Properties optioned to
Northwestern Mineral Ventures
(Note 8e)
General Bear	3,247	-	-	(3,247)	-
Achook	91,012	10,006	(10,006)	(91,011)	1
Flex	56,099	-	-	(56,098)	1
McPhoo	64,127	-	-	(64,126)	1
Longtom	397,879	30,633	(30,353)	(398,158)	1
	612,364	40,639	(40,359)	(612,640)	4

	612,364	250,073	(40,359)	(612,640)	209,438

Ontario Properties:
Optioned to Grandview Gold
(Note 8f)
Dixie Lake	255,169	92,226	(42,244)	(305,150)	1

Optioned to Red Lake Resources
(Note 8g)
General Uchi	2,693	-	-	(2,692)	1
Grace Lake	1	-	-	-	1
Mink Lake	355	137	-	(491)	1
Sol d'Or	311,155	(36)	-	(311,118)	1
Swain East	207	48	-	(254)	1
	314,411	149	-	(314,555)	5
Other Ontario (Notes 8e & 8h)
Balmer	1	-	-	-	1
Portage	127,141	2,496	-	(129,636)	1
Sandy Point	27,287	-	-	(27,286)	1
Shanty Bay	4,284	-	-	(4,283)	1
Woman Lake	60,232	169	-	(60,400)	1
	218,945	2,665	-	(221,605)	5

	788,525	95,040	(42,244)	(841,310)	11

	4,622,292	14,955,118	(157,683)	(2,397,169)	17,022,558

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-11
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

8.	EXPLORATION PROPERTIES (Continued)

	Turkey	Labrador	Mexico	NWT/Other	Ontario	Total
	$	$	$	$	$	$

December 31, 2004	2,522,224	579,470	119,709	612,364	788,525	4,622,292

2005 Expenditures
Acquisition costs	816,499	42,201	68,649	222,439	77,445	1,227,233
Assaying and geochemical	621,780	47,379	64,385	312	4,744	738,600
Camp and field costs	502,417	271,180	97,912	3,521	323	875,353
Deposit modelling and
resource estimation	7,279	35,384	-	-	-	42,663
Drilling	2,397,604	651,249	-	-	-	3,048,853
Geophysics	51,609	135,597	-	(371)	-	186,835
Transportation	295,768	962,675	111,932	11,291	-	1,381,666
Wages, consulting and
management fees	2,006,012	872,553	450,465	10,901	9,217	3,349,148
Other	768,412	64,560	70,965	1,980	3,311	909,228
Purchase price adjustment
	-	3,195,539	-	-	-	3,195,539
	7,467,380	6,278,317	864,308	250,073	95,040	14,955,118
Recoveries	-	(75,080)	-	(40,359)	(42,244)	(157,683)
Exploration costs
written-off	-	-	(943,219)	(612,640)	(841,310)	(2,397,169)
	7,467,380	6,203,237	(78,910)	(402,926)	(788,514)	12,400,266

December 31, 2005	9,989,604	6,782,707	40,798	209,438	11	17,022,558

a)	Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding ("MOU's") with Teck Cominco Arama ve Madencilik Sanayi Ticaret ("TCAM") to acquire a 100% interest in three epithermal gold properties, the Agi Dagi Property, the Kirazli Property and the Biga Properties, respectively. Under the terms of the MOU’s, the Company issued to TCAM a total of U.S.$500,000 worth of its common shares upon signing, allocated as to 300,000 common shares to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties.

To earn its 100% interest in the Agi Dagi Property, the Company must spend U.S.$5,000,000 on exploration and issue 350,000 additional shares over four years (50,000 issued). To earn its 100% interest in the Kirazli Property, the Company must spend U.S.$3,000,000 on exploration and issue 200,000 additional shares over four years (25,000 issued). To earn a 100% interest in the Biga Properties, the Company must spend U.S.$2,000,000 on exploration over four years. At December 31, 2005, the Company has incurred approximately 87%, 78% and 20% of the required earn-in expenditures on the Agi Dagi, Kirazli and Biga Properties respectively.

Upon the Company earning its 100% interest, TCAM will retain a Net Smelter Return Royalty ("NSR") of 1% on the Agi Dagi Property, 2% on the Kirazli Property and 1% on the Biga Properties.

In consideration of the preliminary ounces currently outlined on the Agi Dagi and Kirazli properties, the Company will also pay to TCAM, within 60 days following commencement of commercial production, a production bonus of U.S.$10 per ounce for every ounce produced, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within the originally defined resource areas. If TCAM does not back-in (see below) to the Agi Dagi Project, it may elect to have the 600,000 ounces currently outlined subject to either the production bonus or the 1% NSR, but not both.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-12
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

8.	EXPLORATION PROPERTIES (Continued)

	a)	Turkey (continued)

At any time prior to the Company earning its 100% interest, TCAM may elect to retain a 60% interest in the Agi Dagi and Kirazli properties, independently, by spending the lesser of two times the Company's accrued expenditure at the time of its election to back-in or U.S.$10,000,000 (for Agi Dagi) or, U.S.$6,000,000 (for Kirazli).

TCAM must spend the foregoing amounts within two years of electing to back-in, with at least 50% spent in year one. If TCAM earns back an interest it will relinquish its NSR royalty. TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting its expenditure commitment outlined above and by arranging project financing for the Company's 30% portion of the production capital costs.

Up to 90-days after the Company earns its 100% interest, TCAM may elect to back-in for a 60% interest in the Agi Dagi and Kirazli properties, independently, by spending U.S.$10,000,000 for Agi Dagi and U.S.$6,000,000 for Kirazli. TCAM must spend the foregoing amounts over two years and complete a final feasibility study within five years of electing to back-in. TCAM may also earn an additional 10% interest by arranging project financing for the Company's 30% portion of the production capital costs. TCAM relinquishes its NSR royalty upon earning back an interest in a project.

Any time prior to the Company earning a 100% interest in the Biga Properties, TCAM may back-in for a 60% interest in any designated project by spending, over a three-year period, 3.5 times the Company's accrued expenditure, with 50% or more being spent in year one. Up to 90 days after the Company earns a 100% interest in the Biga Properties, TCAM may back-in for a 60% interest in any designated project by spending U.S.$4,000,000 over three years, with 50% or more spent in year one. In both cases TCAM must also complete a feasibility study (to bankable standards) within five years of electing to back-in. Upon back-in, TCAM relinquishes its NSR royalty. TCAM may earn an additional 10% interest (70%) in the Biga Properties by arranging project financing for the Company's 30% portion of the production capital costs.

During 2005, the Company, through TCAM, acquired by way of auction, staking additional ground and optioning property from arm's-length third parties additional properties in the Agi Dagi and Biga Properties areas, at a total cost of $504,022.

In addition, the Company acquired by way of auction two properties in the Balikesir Province and three properties in the Canakkale Province, Turkey, at a cost of approximately $25,142.

	b)	Labrador Properties, NL (Joint Venture with Altius Minerals Corporation)

On February 5, 2003, the Company and Altius Minerals Corporation ("Altius"), formed an alliance to explore for uranium and copper-gold deposits in central Labrador. On May 31, 2005, the Company and Altius agreed to each transfer their interest to Aurora, initially owned 52% by the Company and 48% by Altius, with Altius retaining a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals. To finance Aurora, the Company has subscribed for $4,999,995 of additional common shares of Aurora, increasing its ownership percentage to 56.8%. The Company is the operator of Aurora. The Company and Altius entered into a shareholder's agreement which provides for joint control of Aurora until such time as Aurora completes an initial public offering. Accordingly, the Company accounts for its interest in Aurora as a joint venture.

Under the terms of this new shareholder's agreement, Altius will retain a one-time right to earn back to a 50% ownership interest by relinquishing the NSR and paying the Company $2,499,998, triggered if Aurora is not taken public by June 17, 2006 (or later if extended by mutual consent).

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-13
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

8.	EXPLORATION PROPERTIES (Continued)

	c)	Mexico

In 2004, the Company staked a total of 12 mineral claims, located in the state of Chiapas, consisting of a total of 531,000 hectares. During the year, the Company decided not to conduct further exploration on these properties and accordingly the Company has written off a total of $921,091 of deferred exploration expenditures relating to the property.

On October 26, 2005, the Company entered into an agreement with Minera Teck Cominco S.A de C.V ("Minera"), whereby the Company can acquire a 100% interest in both the Clara and San Pedro gold properties, located in the state of Jalisco. To earn its 100% interest the Company must spend a total of U.S.$2.0 million over four years on exploration, with a firm first-year commitment of U.S.$250,000. A minimum of U.S.$500,000 must be spent on an individual property for it to remain eligible for inclusion in the earn-in. Upon vesting, Minera will retain a 1.5% - 2% net smelter royalty, depending on the price of gold.

Minera will retain a back-in right to each project, which must be exercised within 60 days of Fronteer expending U.S.$2,000,000 on such project. Minera will also retain a 1.5% - 2% net smelter royalty, on each project which will be extinguished for a project if Minera earns back an interest.

Minera's back-in right allows it to earn an initial 51% interest in each project individually by incurring twice Fronteer's expenditures on such project over three years, with a firm first-year work commitment of 25% of Fronteer's expenditures. Thereafter, Minera may earn an additional 14% interest by funding a feasibility study on the project and can earn a further 5% by arranging project financing, for a total 70% interest.

A finder’s fee of US$12,500 was due on closing and a further US$150,000 is payable once a property is put into production, at a minimum of 80% plant design capacity.

	d)	Wernecke Breccias, Yukon;

The Company acquired, by way of staking, properties located in the northern Yukon, known as the Wernecke Breccias, at a cost of approximately $209,434. See Note 20 for details of an exploration property option agreement for an additional 700 mineral claims signed subsequent to year-end.

	e)	Northwest Territories Properties, NWT (Northwestern Mineral Ventures Option Agreement)

On September 26, 2003, the Company granted to Northwestern Minerals Ventures Inc. ("NMVI") an option to earn up to a 50% interest in the Conjuror, Achook, Flex, McPhoo and Longtom properties. In 2005, NMVI and the Company determined that they have no plans for further work on these properties upon which NMVI formally dropped its option. Accordingly, the Company has written off $612,640 of deferred exploration expenditures relating to these claims.

	f)	Dixie Lake Property, Ontario (Grandview Gold Inc. Option Agreement)

The Company entered into an agreement on December 30, 2002 to acquire from an arm's-length vendor ("Vendor"), an option to earn a 100% interest in the Dixie Lake Property, situated in the Dixie Lake area of Ontario. On October 17, 2005, the Company granted an option to Grandview Gold Inc. ("Grandview") to acquire a 51% interest in the property. To earn its interest, Grandview must make payments of $75,000 to the underlying Vendor by July 11, 2007 and incur exploration expenditures of $300,000 by July 11, 2006.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-14
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

8.	EXPLORATION PROPERTIES (Continued)

	f)	Dixie Lake Property, Ontario; (Grandview Gold Inc. Option Agreement) (Continued)

The Company has an ongoing obligation to issue a further 20,000 common shares to the original Vendor on July 11, 2006. As the Company has no immediate plans to work on the property itself, the Company has written off a total of $305,150 of deferred exploration expenditures relating to the property during the year.

	g)	Sol d'Or Group of Properties, Ontario; (Red Lake Resources Option Agreement)

On October 3, 2001 the Company granted to Red Lake Resources Inc. ("RLR") an option to earn a 50% interest in the properties (Sol d'Or, Swain East, Grace Lake and Mink Lake), which was earned on January 14, 2004. The Company and RLR have decided to let these claims lapse. Accordingly, the Company has written off a total of $314,555 of deferred exploration expenditures relating to the properties in 2005.

	h)	Other Properties, Ontario

The Company holds various other exploration properties (Portage, Shanty Bay, Woman Lake) in Ontario. At this time the Company has no further plans to work these properties and has accordingly written off a total of $194,319 of deferred exploration expenditures relating to these properties.

On September 2, 2004, the Company granted an option to Trade Winds Ventures Inc. ("Trade Winds") to acquire up to 60% and 70% respectively on two unpatented claims staked by the Company near Birch Lake Sandy Point area. During 2005, Trade Winds notified the Company that it is dropping its option on the property. At this time the Company has no further plans to work this property and has accordingly written off a total of $27,286 of deferred exploration expenditures relating to this property.

9.	BANK INDEBTEDNESS

Bank indebtedness represents cheques issued in excess of funds on deposit.

10.	INCOME TAXES

During the year, the Company renounced to investors income tax deductions from Canadian exploration expenditures totalling $1,100,000. The related deferred tax on the expenditures of $391,600 has been netted against share capital. The Company has also recorded the benefit of previously unrecognized future income tax assets in the amount of $391,600 to offset the future income tax liability arising when the Canadian exploration expenditures were renounced.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-15
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

10.	INCOME TAXES (Continued)

	a)	Provision for Income Taxes

The recovery of income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 34.86% (2004 - 37.6%, 2003 - 39%).

	2005	2004	2003
	$	$	$

Loss before taxes	(5,668,336)	(4,433,088)	(1,059,098)

Expected income tax recovery	1,975,982	1,664,659	422,000
Adjustments to benefit resulting from:
Permanent differences and other, primarily	63,638	(558,933)	(22,200)
relating to stock-based compensation
Rate difference in other jurisdictions	(63,240)	-	-
Changes in enacted rates	(57,456)	-	-
Part XII.6 tax	(19,207)	(23,508)	-
Future tax assets not previously recognized	391,600	-	571,040
Change in valuation allowance	(1,918,924)	(1,105,726)	(359,600)
Income tax (expense) recovery	372,393	(23,508)	611,240

b)	Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2005	2004	2003
	$	$	$

Future income tax assets (liabilities):

Operating losses carried forward	1,479,041	526,232	74,146
Net capital loss carried forward	2,891	-	-
Equipment	62,345	26,866	9,837
Share issue costs	458,612	288,961	145,460
Temporary investments	-	5,340	-
Resource expenses	8,398,228	289,707	(198,063)
Valuation allowance	(11,538,729)	(1,137,106)	(31,380)
	(1,137,612)	-	-

As at December 31, 2005, the Company had available for deduction against future taxable income in Canada non-capital losses of approximately $3,326,352. The potential income tax benefit of these losses has been offset by a valuation allowance. These losses, if unutilized, will expire as follows:

Year	Amount
$
2007	76,156
2008	10,595
2010	115,582
2014	736,726
2015	2,387,293
3,326,352

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-16
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

10.	INCOME TAXES (Continued)

In addition, the Company has available for deduction against future taxable income in Turkey and Mexico losses carried forward of $318,505 which expire in 2010 and losses carried forward of $857,027 which expire in 2015, respectively. The potential income tax benefit of these losses has been offset by a valuation allowance.

As at December 31, 2005, the Company has approximately $4,374,376, $25,976,655 and $62,953 of Canadian exploration expenses, Canadian development expenses and foreign resource expenses respectively which, under certain circumstances, may be utilized to reduce taxable income in future years. The potential income tax benefit of these losses has been offset by a valuation allowance.

11.	SHARE CAPITAL

	a)	Shares Issued:

In May 2005, the Company completed a private placement financing, issuing a total of 1,500,000 flow-through common shares at a price of $2.75. In connection with the financing, the Company paid cash commission of $247,500 and issued 120,000 compensation options to the agent (the “Agent”). Each compensation option entitles the Agent to acquire one share of the Company at an exercise price of $3.00 until November 25, 2006.

In February, 2005, the Company completed a private placement financing, issuing a total of 7,270,000 units (the "Units") at a price of $1.75 per Unit for gross proceeds of $12,722,500. Each Unit consisted of one common share and one half of a share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company until February 17, 2007 at an exercise price of $2.75. In connection with the financing, the Company issued a further 202,695 Units to the Agents as payment of part of their commission plus 617,950 compensation options. Each compensation option entitles the Agents to acquire one share of the Company at an exercise price of $1.90 until February 17, 2007.

In October 2004, The Company also completed a $1,100,000 flow-through share financing by issuing 900,740 shares to subscribers and the Agents as commission at a price of $1.25 per share. In connection with the financing, the Company paid cash commission of $51,075 and issued 74,800 compensation options to the Agents. Each compensation option entitles the Agents to acquire one share of the Company at an exercise price of $1.30 until October 7, 2005.

In March and April 2004, the Company completed an equity financing which in total raised gross proceeds of approximately $9,600,000 with 8,896,208 Units issued to subscribers and Agents as commission, in two tranches. Each Unit consists of one common share and one-half of a share purchase warrant. A total of 6,525,727 Units were issued in the first tranche at a price of $1.10 per Unit for gross proceeds of $7,178,299. Each whole warrant entitles the holder thereof to acquire one common share of the Company until March 31, 2006 at an exercise price of $1.45 in the first year and $1.65 in the second year. In connection with the first tranche of the financing, the Company issued a further 147,754 Units to the Agents as payment of part of their commission. An additional 2,200,000 Units were issued in the second tranche at a price of $1.10 per Unit for gross proceeds of $2,420,000. Each whole warrant entitled the holder thereof to acquire one common share of the Company until April 13, 2006 at an exercise price of $1.45 in the first year and $1.65 in the second year. In connection with the second tranche of the financing, the Company issued a further 22,727 Units to the agents as payment of part of their commission. In addition to the commission units, the Agents were issued 652,573 broker warrants in the first tranche and 220,000 broker warrants in the second tranche as payment of part of their commission. Each broker warrant entitled the Agents to acquire one share of the Company at an exercise price of $1.50 until March 31, 2005 for those issued in the first tranche and until April 13, 2005 for those issued in the second tranche.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-17
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

11.	SHARE CAPITAL (continued)

	b)	Stock Option Plan:

The Company maintains a stock option plan whereby the Board of Directors may, from time to time, grant to employees, officers, directors of or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 7,500,000. The options are non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

A summary of changes in stock options is as follows:

		Weighted
		average
	Number of	exercise price
	options	$/share
Balance at December 31, 2002	2,025,000	0.27

Granted	1,425,000	0.78
Exercised	(183,329)	0.46
Forfeited	(341,671)	0.60
Balance at December 31, 2003	2,925,000	0.47

Granted	2,960,000	1.13
Exercised	(832,330)	0.40
Forfeited	(416,670)	0.87
Balance at December 31, 2004	4,636,000	0.86

Granted	862,500	2.35
Exercised	(1,613,834)	0.55
Forfeited	(104,166)	1.43
Balance at December 31, 2005	3,780,500	1.32

Options exercisable at December 31, 2005 are 3,393,000 (December 31, 2004 - 4,158,500).

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-18
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

11.	SHARE CAPITAL (continued)

	b)	Stock Option Plan:

At December 31, 2005, the Company had incentive stock options issued to directors, officers, employees and key consultants of the Company outstanding as follows:

		Weighted	Weighted Average
	Number of	Average	Exercise Price
Range of Prices	Options	Remaining	$/share
	Outstanding	Contractual Life
$0.11 to $0.49	68,000	0.4 years	0.11
$0.50 to $0.99	1,000,000	2.6 years	0.80
$1.00 to $1.49	1,800,000	3.7 years	1.17
$1.50 to $1.99	350,000	4.0 years	1.74
$2.00 to $2.49	462,500	4.5 years	2.33
$3.00 to $3.49	50,000	4.8 years	3.26
$4.00 to $4.49	50,000	5.2 years	4.24
	3,780,500	3.5 years	1.32

c)	Stock-Based Compensation:

For the year ended December 31, 2005, the Company recorded compensation costs on the grant of stock options to employees and non-employees, as described in Note 2. For purposes of estimating the fair value of options using the Black Scholes model, certain assumptions are made, such as expected dividend yield, volatility of the market price of the shares, risk-free interest rates and expected average life of the options. Exercise price and vesting dates may also vary.

For the year ended December 31, 2003, the Company did not record compensation cost on the grant of stock options to employees. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan for options awarded on or after January 1, 2002, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

		2003

Net loss	As reported	(470,858)
	Stock based compensation	(210,700)
	Pro forma	(681,558)

Basic and diluted loss per share	As reported	(0.02)
	Pro forma	(0.03)

The weighted average grant date fair value of options granted during the year ended December 31, 2005 amounted to $1.52 per option (2004 - $0.71, 2003 - $0.49) . The fair value of each option granted was determined using the Black Scholes option pricing model and used the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	4.1%	3.9%	4.0%
Expected life	4.2 years	4.2 years	4.0 years
Expected volatility in the market price of the shares	84.6%	80.4%	88.5%
Expected dividend yield	0%	0%	0%

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-19
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

11.	SHARE CAPITAL (continued)

	c)	Stock-Based Compensation (continued):

During the year ended December 31, 2005, the Company granted 862,500 stock options to employees and consultants. The fair value of the portion of these options which vested in the year, estimated using the Black Scholes model, was $709,724, which has been charged to the Statements of Operations and Deficit or added to exploration properties and deferred exploration expenditures and credited to contributed surplus in shareholders' equity. Options granted prior to January 1, 2005 which vested in 2005 were estimated using the Black Scholes model to have a fair value of $261,019. In 2005, a total of $294,814 of stock-based compensation expense was capitalized in exploration properties and deferred exploration expenditures.

	d)	Warrants

As at December 31, 2005, the Company has 7,085,740 warrants outstanding entitling the holders to purchase one common share of the Company for each warrant held. A summary of changes in warrants is as follows:

		Weighted
		average
	Number of	exercise price
	Warrants	$/share

Balance at December 31, 2002	1,265,334	0.63

Granted	2,004,870	0.66

Exercised	(849,494)	0.68

Expired	(15,000)	0.75
Balance at December 31, 2003	2,405,710	0.64

Granted	5,405,764	1.46
Exercised	(1,546,323)	0.64
Balance at December 31, 2004	6,265,151	1.34

Granted	4,474,298	2.64
Exercised	(3,653,709)	1.38
Balance at December 31, 2005	7,085,740	2.24

As at December 31, 2005, the Company had the following warrants outstanding:

	Number of	Exercise price
Expiry Date	Warrants	$/Share
March 31, 2006	2,445,671	1.65
April 13, 2006	835,000	1.65
February 17, 2007	3,705,295	2.75
February 17, 2007	44,934	1.90
November 25, 2006	54,840	3.00
	7,085,740	2.24

As at December 31, 2005, the Company had a total of 48,518,309 common shares issued and outstanding and a fully diluted share position of 59,384,549.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-20
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

11.	SHARE CAPITAL (continued)

	d)	Warrants (continued):

The weighted average grant date fair value of warrants issued during the year ended December 31, 2005 amounted to $0.83 per warrant (2004 - $0.21, 2003 - $0.14). The fair value of each warrant granted was determined using the Black Scholes option pricing model and the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	3.1%	3.3%	2.0%
Expected life	2.0 years	1.8 years	2.0 years
Expected volatility in the market price of the shares	72.6%	67.6%	65.0%
Expected dividend yield	0%	0%	0%

12.	NET LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of the dilution is to reduce the reported loss per share, the fully diluted loss per share for the years ended December 31, 2005, 2004 and 2003 is the same as basic loss per share.

13.	CONTINGENT LIABILITIES

The Company is contingently liable for the other participants' share of the liabilities of the joint ventures. Management believes the other participants share of the net assets of the joint ventures is sufficient to satisfy these obligations. Total liabilities of the Aurora joint venture as at December 31, 2005 totalled approximately $171,000 and total liabilities of the Berkley Homes (Pickering) Inc. joint venture totalled approximately $101,194 (see Note 17).

14.	COMMITMENTS

a)

As at December 31, 2005, the Company is committed to incur prior to May 31, 2007, on a best efforts basis, approximately $413,334 in qualifying Canadian exploration expenditures pursuant to private placements for which flow-through proceeds have been or will be renounced to the subscribers.

b)

The Company has entered into leases for premises and office equipment. Total minimum lease commitments, including the Company's share of leases entered into by joint venture companies, total approximately $572,173. Minimum rental commitments for successive years approximate:

2006	$115,018
2007	114,531
2008	106,896
2009	105,528
2010	104,160
Subsequent to 2010	26,040
$572,173

The Company is also responsible for its share of property taxes and operating costs on office premises leases.

c)

The Company is committed to honouring its 50% share of the remaining warranty work with respect to the Berkley Homes (Pickering) Inc. joint venture. The structural warranty period expires in approximately two years.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-21
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

15.	FINANCIAL INSTRUMENTS

	a)	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, and short-term deposits, accounts receivable and amounts due from various joint venture partners. The Company deposits cash and cash equivalents and short term deposits with financial institutions it believes to be creditworthy, principally in guaranteed investment certificates. In some circumstances, cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company's accounts receivable are primarily derived from expenditures incurred on mineral properties for which the Company is subject to a joint venture and therefore entitled to reimbursement of a percentage of the expenditures. The Company performs ongoing evaluation of its joint venture partners' financial condition and, in all cases, requires no collateral from its joint venture partners. The Company will maintain an allowance for doubtful accounts receivable in those cases where the expected collectability of accounts receivable is in question.

At December 31, 2005, the Company had no accounts receivable due from any joint venture partners.

	b)	Fair Values

At December 31, 2005, the fair values of cash, short-term deposits, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. The Company currently has no GICs or marketable securities (2004 - $40,500).

16.	RELATED PARTY TRANSACTIONS

During the year the Company paid $33,855 in legal fees to a law firm of which a director is a partner. This individual became a director of the Company in 2004.

Under the terms of a consulting agreement which ceased on April 30, 2004, management fees and property investigation fees of $35,640 (2003 - $100,670) were paid to a corporation whose sole shareholder is an officer and director of the Company. In addition, this corporation received a performance bonus of $50,000 during 2004 (2003 - $42,000). As at December 31, 2005 and 2004, there was no balance owing to this corporation (2003 - $1,412).

The above management and consulting fees were in the normal course of business and were measured at the exchange amount which is the amount agreed to by the related parties.

17.	SEGMENTED AND JOINT VENTURE INFORMATION

Geographical Segmented Information

The Company has three geographical segments, being Canada, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to exploration properties and deferred exploration expenditures and have been disclosed by location in Note 8. The net loss relating to the operations in Canada, Mexico and Turkey totalled $3,997,257, $954,262 and $344,424 respectively for 2005. Included in the net loss for Mexico is $943,216 relating to the write-down of the Chiapas property. Included in the net loss for Turkey is $228,054 in property investigation costs.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-22
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

17.	SEGMENTED AND JOINT VENTURE INFORMATION (Continued)

Joint Venture Information

In June 2005, the Company and an arm's-length third party each transferred their 50% respective interest in certain mineral properties located in the Central Mineral Belt of Labrador, Canada, to a new company called Aurora. For its contribution, the Company acquired a 52% interest in Aurora. Subsequently, for an additional contribution of $4,999,995, the Company earned an additional 5% interest in Aurora, bringing its total interest to 56.8%. Aurora is accounted for as a joint venture.

The Company's proportionate share of the joint venture assets, liabilities, loss and cash flows included in these consolidated financial statements is as follows:

BALANCE SHEET

December 31,
2005
$
ASSETS

Cash	212,412
Accounts receivable and other	65,399
Equipment	13,923
Exploration properties and deferred exploration expenditures	5,451,200
5,742,934
LIABILITIES

Bank indebtedness	44,078

Accounts payable and accrued liabilities	51,820

Future income tax payable	1,137,612

1,233,510

JOINT VENTURE RETAINED EARNINGS

Retained earnings (deficit)	(10,605)

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-23
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

17.	SEGMENTED AND JOINT VENTURE INFORMATION (Continued) STATEMENT OF OPERATIONS AND RETAINED EARNINGS

From
Incorporation to
December 31,
2005
$
REVENUE

Interest income	16,442

EXPENSES
General and administrative costs	27,047

Net income	(10,605)

(Deficit), beginning of period	-

(Deficit), end of period	(10,605)

STATEMENT OF CASH FLOWS

From
Incorporation to
December 31,
2005
$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(10,605)
Accounts payable and accrued liabilities	17,801
Cash flows from operating activities	7,196

CASH FLOWS FROM FINANCING ACTIVITIES
Bank Indebtedness	44,078
Issuance of common shares for cash	4,999,995
5,044,073

CASH FLOWS FROM INVESTING ACTIVITIES
Accounts receivable and prepaid expenses	(65,399)
Purchase of equipment	(16,172)
Accounts payable and accrued liabilities	34,018
Interest in exploration properties and deferred exploration
expenditures	(4,791,304)
Cash flows from investing activities	(4,838,857)

Increase in cash	212,412
Cash, beginning of period	-

Cash, end of period	212,412

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-24
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

17.	SEGMENTED AND JOINT VENTURE INFORMATION (Continued)

Acquisition of Additional Interest in Aurora Energy Resources Inc. Joint Venture:

Effective June 17, 2005 and August 17, 2005, the Company completed the acquisition of an additional 4.8% interest in Aurora in two tranches for total proceeds of $4,999,995. These acquisitions have been accounted for as an asset purchase. Aurora is considered a joint venture. These consolidated financial statements include a proportionate 56.8% of Aurora's results. Other than exploration properties and cash, Aurora had no assets or liabilities at June 17, 2005. The preliminary allocation of the purchase price of the Aurora shares is summarized in the following table and is subject to adjustment:

	June 17,	August 17,
	2005	2005	Total

Total purchase price	$2,499,998	$2,499,997	$4,999,995

Cash	$1,362,500	$1,454,825	$2,817,325
Accounts receivable and prepaid expenses	-	942	942
Fixed assets	-	475	475
Exploration properties	1,777,342	1,630,053	3,407,395
Accounts payable	-	(5,999)	(5,999)
Future income taxes payable	(639,844)	(580,299)	(1,220,143)
	$2,499,998	$2,499,997	$4,999,995

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management's best estimates and taking into account all available information at the time of the acquisition, as well as applicable information at the time these consolidated financial statements were prepared.

Real Estate Development - Discontinued Operations

As at December 31, 2005, substantially all of the assets, liabilities and operations of the Company are related to the acquisition, exploration and development of natural resource properties. Previously, the Company was involved in the development and marketing of residential real estate properties primarily in the Greater Toronto Area. These operations include the Company's proportionate share (50%) of Berkley Homes (Pickering) Inc., a joint venture formed to build residential homes in Ontario. The loss from discontinued operations for the year ended December 31, 2005 included $7,060 in warranty repairs and $1,535 in administrative costs. Included in the loss from discontinued operations for the year ended December 31, 2004 was $6,148 in administrative costs. Included in the loss from discontinued operations for the year ended December 31, 2003 was $23,000 in warranty repairs and expense related to real estate activities.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-25
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

17.	SEGMENTED AND JOINT VENTURE INFORMATION (Continued)

Real Estate Development - Discontinued Operations (Continued)

Also included in the accounts are the Company's proportionate share (50%) of the assets, liabilities, operations and cash flow of Berkley Homes (Pickering) Inc., as follows:

BALANCE SHEET

	2005	2004
	$	$
ASSETS

Cash	7,764	1,093
Restricted short-term investments	45,540	46,342
Sundry receivables and prepaid expenses	1,289	112
	54,593	47,547
LIABILITIES

Accounts payable and accrued liabilities	50,597	30,025

JOINT VENTURE EQUITY AND RETAINED EARNINGS

Retained earnings	3,996	17,522
	54,593	47,547

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-26
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

17.	SEGMENTED AND JOINT VENTURE INFORMATION (Continued) STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	2005	2004	2003
	$	$	$

EXPENSES
Warranty repairs expense	12,060	-	12,500
General and administrative costs	1,466	5,955	-
	13,526	5,955	12,500

Loss for the year	(13,526)	(5,955)	(12,500)
Retained earnings, beginning of year	17,522	23,477	35,977

Retained earnings, end of year	3,996	17,522	23,477

STATEMENT OF CASH FLOWS

	2005	2004	2003
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year	(13,526)	(5,955)	(12,500)
Real estate properties under development and
held for sale	-	-	-
Sundry receivables and prepaid expenses	(1,177)	3,228	(386)
Accounts payable and accrued liabilities	20,572	(1,352)	769
Cash flows from operating activities	5,869	(4,079)	(12,117)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to (from) joint venture participant	-	-	-
Distributions to joint venture partners	-	-	-
Cash flows from financing activities	-	-	-

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted short-term investments	802	(186)	167

Increase (decrease) in cash	6,671	(4,265)	(11,950)
Cash, beginning of year	1,093	5,358	17,308

Cash, end of year	7,764	1,093	5,358

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-27
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

18.	CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants ("CICA") issued new recommendations relative to Handbook Section 3870, "Stock-based compensation and other stock-based payments", effective for fiscal years beginning on or after January 1, 2004. The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees at the date of grant in an amount equal to the fair value of the options granted. The fair value of option grants is established at the date of grant using a Black Scholes option pricing model and the compensation cost, equal to the option's fair value, is then recognized over the option's vesting periods.

The impact of the adoption of the fair value-based method resulted in an increase in the accumulated deficit of $242,094, with a corresponding credit to contributed surplus in shareholders' equity, reflecting the fair value of options granted during 2003.

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under this standard the liability is accreted over time through periodic charges to earnings. There was no impact on the financial statements resulting from the implementation of this new standard.

19.	COMPARATIVE FIGURES

Certain of the 2004 comparative figures have been reclassified to conform to the 2005 presentation.

20.	SUBSEQUENT EVENTS

a)

Subsequent to year-end, the Company and Altius decided to take their investment in Aurora public by way of an initial public offering. The final long-form prospectus is expected to be filed March 9, 2006.

b)

On January 24, 2006 the Company and Rimfire Mineral Corporation ("Rimfire") jointly signed an agreement with Newmont Exploration of Canada, a subsidiary of Newmont Mining Corporation ("Newmont") and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. ("NVI"), to acquire mineral claims covering a large region of Northern Yukon Territory known as the Wernecke Breccias. To complete the acquisition, $2,000,000 in exploration must be spent within the area of influence (“AOI”) within four years. Newmont and NVI retain a total 2% Net Smelter Royalty over the AOI and a right of first refusal, which terminates after $2,000,000 has been expended. The Company is the operator of the project and will fund 100% of the exploration costs to earn an 80% interest, with Rimfire earning the remaining 20% interest. Once the $2,000,000 has been expended, a joint venture will be formed between the Company and Rimfire, and ongoing exploration expenses will be shared prorata subject to dilution for non-participation. Should either party's interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital.

c)

As of March 8, 2006, 328,581 share purchase warrants were exercised for total proceeds of $619,509 and 203,333 stock options were exercised for proceeds of $258,266. In addition, the company granted 50,000 stock options to a consultant at an exercise price of $4.32 exercisable until January 31, 2011.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-28
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

21.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Set out below are the material adjustments to net loss for the years ending December 31, 2005, 2004 and 2003 and to shareholders' equity at December 31, 2005, 2004 and 2003 in order to conform to accounting principles generally accepted in the United States ("U.S. GAAP").

	2005	2004	2003
	$	$	$
Statement of (loss) income:
Net (loss) income for the year based on Canadian GAAP	(5,304,538)	(4,462,744)	(470,858)
Deferred exploration costs prior to the establishment of
proven and probable mineral reserves (Note 21a)	(8,136,593)	(3,707,776)	(388,888)
Flow-through shares (Note 21f)	(162,800)	(611,240)	293,700
Stock-based compensation for employees (Note 21b)	840,528	2,179,744	-
Net loss for the year based on U.S. GAAP	(12,763,403)	(6,602,016)	(566,046)

Weighted average number of shares outstanding	45,054,136	29,076,392	21,334,968

Loss per share, basic and diluted	(0.28)	(0.23)	(0.03)

Shareholders' equity:
Shareholders' equity based on Canadian GAAP	31,736,769	14,111,467	4,434,721
Deferred exploration costs prior to the establishment of
proven and probable mineral reserves (Note 21a)	(12,758,885)	(4,622,292)	(914,516)
Flow through shares (Note 21f)	(525,000)	(228,800)	-
Cumulative other comprehensive income (Note 21e)	-	900	3,500

Shareholders' equity based on U.S. GAAP	18,452,884	9,261,275	3,523,705

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-29
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

21.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The following material balance sheet differences exist between Canadian and U.S. GAAP:

1.	Interest in exploration properties and deferred exploration expenditures

		2005	2004	2003
		$	$	$
	Canadian GAAP	17,022,558	4,622,292	914,516
	Deferred exploration costs prior to the establishment of proven
	and probable mineral reserves (Note 21a)	(12,758,885)	(4,622,292)	(914,516)

	U.S. GAAP	4,263,673	-	-

2.	Available for sale investments

		2005	2004	2003
		$	$	$
	Canadian GAAP	-	39,600	-
	Comprehensive income (Note 21e)	-	900	-

	U.S. GAAP	-	40,500	-

3.	Long-term investments

		2005	2004	2003
		$	$	$
	Canadian GAAP	-	-	46,000
	Comprehensive income (Note 21e)	-	-	3,500

	U.S. GAAP	-	-	49,500

4.	Accounts payable and accrued liabilities

		2005	2004	2003
		$	$	$
	Canadian GAAP	884,008	447,144	97,573
	Flow through shares (Note 21f)	525,000	228,800	-

	U.S. GAAP	1,409,008	675,944	97,573

5.	Capital stock

		2005	2004	2003
		$	$	$
	Canadian GAAP	35,657,063	15,927,322	4,743,074
	Stock based compensation (Note 21b)	(141,742)	-	-
	Flow-through common shares (Note 21f)	(44,660)	88,740	(293,700)

	U.S. GAAP	35,470,661	16,016,062	4,449,374

6.	Contributed surplus

		2005	2004	2003
		$	$	$
	Canadian GAAP	3,062,200	2,363,414	58,501
	Stock based compensation (Note 21b)	(2,878,530)	(2,179,744)	-

	U.S. GAAP	183,670	183,670	58,501

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-30
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

21.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

7.	Future income taxes

	2005	2004	2003
	$	$	$
Canadian GAAP	1,137,612	-	-
Deferred exploration costs (Note 21a)	4,044,897	1,534,764	357,000
Comprehensive income (Note 21e)	-	(320)	(680)
Accounts payable and accruals	186,900	81,453	-
Increase in valuation allowance	(4,231,797)	(1,615,897)	(356,320)

U.S. GAAP	1,137,612	-	-

a)	Interest in Exploration Properties and Deferred Exploration Costs

Under U.S. GAAP, acquisition costs are capitalized but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized.

b)	Stock-based Compensation

The Company accounts for its stock based compensation under U.S. GAAP in accordance with APB25 (intrinsic value method) for employees and FAS No. 123 (fair value method) for non-employees. Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, under Canadian GAAP, stock options granted to non-employees are accounted for using the fair value method. Effective January 1, 2004, under Canadian GAAP, stock option grants to employees are accounted for under the fair market value method and recognized over the vesting period. Canadian GAAP requires a retroactive adjustment without restatement to opening deficit to reflect the cumulative effect of the change on prior periods. If the Company had accounted for its stock-based compensation plan for employees under FAS No. 123, the pro forma impact would have been as follows:

	2005	2004	2003
	$	$	$

Net (loss) income for the year based on U.S. GAAP	(12,763,403)	(6,602,016)	(566,046)
Expense under FAS No. 123	(840,528)	(2,179,744)	(210,700)

Pro forma net loss	(13,518,551)	(8,781,760)	(776,746)

Weighted average shares outstanding	45,054,137	29,076,392	21,334,968

Pro forma net loss per share - basic and diluted	(0.30)	(0.30)	(0.04)

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-31
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

21.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

c)	Statements of Cash Flows

As a result of the treatment of mining interests under item (a) above, cash expended for the exploration costs would have been classified as operating rather than investing, resulting in the following totals:

	2005	2004	2003
	$	$	$

Cash from operating activities	(12,475,291)	(5,070,006)	(1,257,799)

Cash from investing activities	4,189,176	(3,978,777)	(2,489,222)

d)	Investment in Jointly Controlled Entities

Canadian GAAP requires investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. The Company's interest in jointly controlled entities is reflected in Note 17.

e)	Comprehensive Income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"), is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

	2005	2004	2003
	$	$	$

Net (loss) income for the year based on U.S. GAAP	(12,763,403)	(6,602,016)	(566,046)
Other comprehensive (loss) income
Change in unrealized (losses) gains on long-term investments
	-	900	(9,500)

Comprehensive net loss based on U.S. GAAP	(12,763,403)	(6,601,116)	(575,546)

Weighted average shares outstanding	45,054,136	29,076,392	21,334,968

Basic and diluted loss per share	(0.28)	(0.23)	(0.03)

f)	Flow-through Shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-32
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

21.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	f)	Flow-through Shares (continued)

Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash. As at December 31, 2005, unexpended flow-through funds totalled $413,334 (2004 - $1,058,061; 2003 - $1,315,245).

	g)	Recent Accounting Pronouncements

Financial Instruments

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

Hedge Accounting

New Handbook Section 3865 Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004.

The Company does not currently have any hedging relationships.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-33
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

21.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	g)	Recent Accounting Pronouncements (continued)

Comprehensive Income

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

In 2004, the Company had investments in shares of arm's-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

Consolidation of Variable Interest Entities

In June 2003, the CICA issued new accounting guideline ACG-15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The guideline generally applies to annual and interim periods beginning on or after November 1, 2004. Further guidance was issued by the CICA in EIC 157 in October 2005, which deals with implied variable interests.

Stock-based Employee Compensation

In December 2004, the FASB issued revised Statement No. 123 ("SFAS 123(R)"), Share Based Payments. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)	F-34
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
(Expressed in Canadian dollars unless otherwise stated)

21.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	g)	Recent Accounting Pronouncements (Continued)

Stock-based Employee Compensation (Continued)

The Company will initially measure the cost of employee services received in exchange for an award of liability instruments based on their current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

This Statement is effective for annual reporting periods that begin after June 15, 2005. The Statement effectively makes U.S. GAAP and Canadian GAAP standards similar. The Company will comply with this provision for US GAAP purposes for fiscal 2006.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued Statement No. 153 ("SFAS 153"), Exchanges of Nonmonetary Assets. SFAS 153 replaces guidance previously issued under APB Opinion No. 29, Accounting for Nonmonetary Transactions, which was based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005.

Similarly, the CICA issued new Handbook Section 3831, which applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006 and which outlined similar concepts to SFAS 153.

The Company will comply with this guidance for any nonmonetary transactions after the effective date for U.S. and Canadian GAAP purposes.

Accounting Changes and Error Corrections

SFAS 154 , effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The Company will apply this standard for US GAAP purposes commencing in fiscal 2006.

CORPORATE INFORMATION

Corporate Head Office Vancouver
Suite 1650
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Phone: 604 632 4677
Fax:      604 632 4678
Web:   www.fronteergroup.com
Email:  info@fronteergroup.com

Information Office Toronto
Suite 700
357 Bay Street
Toronto, Ontario
Canada, M5H 2T7
Phone: 416 362 5556
Fax:      416 362 3331

Directors
Oliver Lennox-King, Chairman
Mark O'Dea
George Bell
Lyle Hepburn
Donald McInnes

Officers and Management
Mark O'Dea, President & CEO
Sean Tetzlaff, CFO, Vice President, Finance & Corporate Secretary
Rick Valenta, COO & Vice President, Exploration

Legal Counsel
Goodman and Carr, LLP
Suite 2300, 200 King Street West
Toronto, Ontario M5H 3W5

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
250 Howe Street, Suite 700
Vancouver, BC V6C 3S7

Registrar and Transfer Agent
Equity Transfer Services Inc.
Suite 420, 20 Adelaide Street West
Toronto, Ontario M5H 4C3

Shares Quoted
Toronto Stock Exchange:        FRG
American Stock Exchange:      FRG

Capitalization
Issued capital:    49,050,223
Fully diluted:      59,417,882
As at March 8, 2006

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

Exhibit Index

Exhibit No.	Description
1.1	Memorandum and Articles of the Company and Amendment
1.2(1)	Bylaws
2.1(2)	Warrant Indenture dated February 17, 2005 between the Company and Equity Transfer Services Inc.
4.2(3)	Option Agreement dated September 22, 2003 between the Company and Alberta Star Development Company
4.3(4)	Memorandum of Understanding dated April 27, 2004 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.
4.4(4)	Memorandum of Understanding dated May 6, 2004 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.
4.9(5)	Agreement dated February 2003 between the Company and Altius Minerals Corporation
4.10(5)	Memorandum of Understanding dated October 19, 2004 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.
4.11(5)	Agency Agreement dated June 26, 2003 between the Company and Paradigm Capital
4.12(5)	Agency Agreement dated March 31, 2004 among the Company, Pacific International Securities Inc., Dundee Securities Corporation and Toll Cross Securities Inc.
4.13(5)	Agency Agreement dated October 7, 2004 among the Company, Pacific International Securities Inc. and Toll Cross Securities Inc.

4.14(5)	Agency Agreement dated February 17, 2005 among the Company, Pacific International Securities Inc. and Toll Cross Securities Inc.
4.15*(6)	2005 Stock Option Plan
4.16(7)	Agency Agreement dated May 25, 2005 between the Company and Pacific International Securities Inc.
4.17(7)	Agreement dated May 31, 2005 between the Company and Altius Resources Inc.
4.18(8)	Option Agreement dated October 26, 2005 between the Company and Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.
4.19(9)	Purchase and Sale Agreement dated December 14, 2005 between the Company and Newmont Exploration of Canada Limited
4.20*	Employment Agreement between the Company and Dr. Mark O’Dea, President and Chief Executive Officer
4.21*	Employment Agreement between the Company and Mr. Sean Tetzlaff, Chief Financial Officer and Corporate Secretary
4.22*	Employment Agreement between the Company and Mr. Rick Valenta, Vice-President, Exploration and Chief Operating Officer
4.23*	Employment Agreement between the Company and Mr. Ian Cunningham-Dunlop, Exploration Manager
4.24*	Vancouver Office Lease
8.1	List of Subsidiaries
12.1	Section 302 Certification by President and Chief Executive Officer
12.2	Section 302 Certification by Chief Financial Officer
13.1	Section 906 Certification by President and Chief Executive Officer
13.2	Section 906 Certification by Chief Financial Officer
15.1(10)	Technical Report dated February 11, 2005 prepared by Ian R. Cunningham-Dunlap, P. Eng.
15.2(11)	Technical Report dated February 15, 2005 prepared by Richard D. Hall, Ph.D., P. Eng.
15.3(12)	Technical Report dated August 31, 2004 prepared by R.K. Valenta, Ph.D., P.Geo and Richard D. Hall, Ph.D., P. Eng.
15.4(9)	Technical Report dated January 27, 2006 prepared by Hrayr Agnerian, M.Sc. (Applied), P. Geo.
15.5(13)	Technical Report dated January 18, 2006 prepared by Dr. D.H.C. Wilton, P. Geo. And I. Cunningham-Dunlop, P. Eng.
15.6(14)	Technical Report dated March 10, 2006 prepared by I. Cunningham-Dunlop P. Eng. And G. Giroux P. Eng
15.7(14)	Technical Report dated March 10, 2006 prepared by I. Cunningham-Dunlop P. Eng. And G. Giroux P. Eng

* Indicates management contract or compensatory plan or arrangement.

(1) Previously filed by the Company on Form 20-F on February 10, 2004.
(2) Previously furnished by the Company on Form 6-K on April 1, 2005.
(3) Previously filed by the Company on Amendment No.2 to Form 20-F on April 1, 2004.
(4) Previously filed by the Company on Form 20-F on June 28, 2004.
(5) Previously filed by the Company on Form 20-F on April 1, 2005.
(6) Previously furnished by the Company on Form 6-K on June 13, 2005.
(7) Previously furnished by the Company on Form 6-K on June 22, 2005.
(8) Previously furnished by the Company on Form 6-K on November 15, 2005.
(9) Previously furnished by the Company on Form 6-K on February 13, 2006.
(10) Previously furnished by the Company on Form 6-K on February 17, 2005.
(11) Previously furnished by the Company on Form 6-K on February 17, 2005.
(12) Previously furnished by the Company on Form 6-K on April 13, 2005.
(13) Previously furnished by the Company on Form 6-K on February 14, 2006.
(14) Previously furnished by the Company on Form 6-K on March 15, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Fronteer Development Group Inc.
Registrant

Dated: March 17, 2006	Signed:	/s/ Mark O’Dea
Mark O’Dea
President and Chief
Executive Officer
(principal executive officer)

Dated: March 17, 2006	Signed:	/s/ Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer
(principal financial and
accounting officer)