Form 40-F
period 2006-12-31
FRONTEER DEVELOPMENT GROUP INC
filed 2007-03-28
CIK 1271129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 001-32557

FRONTEER DEVELOPMENT GROUP INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

98-0489614
(I.R.S. Employer Identification Number (if applicable))

1650-1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9
(604) 632-4677
(Address and telephone number of Registrant’s principal executive offices)

Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7715
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of Each Class	on which registered
Common Shares (no par value)	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form                                                                      [X] Audited annual financial statements

At December 31, 2006, the Registrant had outstanding 60,969,754 Common Shares (no par value).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
YES [   ] NO [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
YES [X] NO [   ]

The Science of Discovery

EXPLANATORY NOTE

Fronteer Development Group Inc. (the “Corporation”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Corporation are accordingly exempt from Section 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciles such statements to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 29, 2006, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.1652.

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits attached hereto contain forward-looking statements concerning the Corporation’s plans at its properties, plans related to its business and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “estimates” or “intends,” or the negative or other variations of these words or other comparable words or phrases or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks and uncertainties relating to the exploration, and development of gold, copper and uranium mines;
  development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in operations, which may or may not be insured;
  uncertainties in the estimation of ore reserves and mineral reserves;
  need for additional reserves and additional capital to fund the processing, development and exploration of certain mining operations;
  commodity prices, commodity hedging and exchange rate fluctuations;
  risks related to environmental regulation and liability;
  foreign political, economic and regulatory risks associated with mining and exploration;
  risks associated with inadequate infrastructure to support sustainable mining operations;
  uncertainty of title;
  risks associated with foreign operations;
  risks associated with conducting operations through foreign subsidiaries;
  risks associated with joint ventures entered into by the Corporation, in particular with the Corporation’s Turkish gold properties and the Wernecke Breccia properties;

  risks associated with labor relations and other employment matters;
  competition;
  the Corporation’s acquisition strategy and integration of new acquisitions into the Corporation’s operations;
  the volatility of the market price of the Corporation’s common shares;
  management’s limited experience placing projects into production;
  risks associated with certain legal proceedings;
  Risks of foreign currency fluctuations; and
  other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect the Corporation’s forward-looking statements are described further in the Corporation’s Annual Information Form for the year ended December 31, 2006, a copy of which is filed as an exhibit hereto, under the heading “Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian GAAP, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 21 of the audited consolidated financial statements of the Corporation.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on August 20, 2000. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “Commission”) Industry Guide 7 under the Securities Act. In the United States, a “mineral reserve” is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the mineral reserve determination.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Please see the Supplement to the Glossary of Terms for a summary of the differences between CIM and U.S. standards, which is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the year ended December 31, 2006 is filed as Document 12 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2006, 2005 and 2004, including the report of the Independent Registered Chartered Accountants with respect thereto, are filed as Document 3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and U.S. GAAP, see Note 21 of the Corporation’s audited consolidated financial statements.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations is filed as Document 4 and incorporated by reference in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Corporation’s principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of the Corporation’s disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including the Corporation’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation and its subsidiaries to disclose material information otherwise required to be set forth in the Corporation’s periodic reports. The Corporation’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Corporation files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

Management Report on Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including a reconciliation to U.S. GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2006. As a result, management concluded that the Corporation’s internal control over financial reporting were effective as at that date.

As the Corporation is not a “large accelerated filer,” as such term is defined in Rule 12b-2 under the Exchange Act, management’s evaluation of internal control over financial reporting has not been audited by the Corporation’s auditors for the year ended December 31, 2006.

Mark O’Dea, Chief Executive Officer
Sean Tetzlaff, Chief Financial Officer

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2006 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Corporation’s Board of Directors has determined that the Corporation has more than one “audit committee financial expert,” as defined in Form 40-F. The Corporation’s Board of Directors has determined that its audit committee financial expert, Jo Mark Zurel, is “independent” within the meaning of corporate governance standards of the American Stock Exchange (“AMEX”) applicable to the Corporation.

The Corporation’s Audit Committee complies with the corporate governance requirements as prescribed by the Toronto Stock Exchange (the “TSX”). The TSX requirement is that the Audit Committee be composed only of directors who are independent under MI 52-110, being directors who are free of any material relationship with the Corporation. The Corporation’s Board of Directors has determined that all of the members of the Corporation’s Audit Committee are independent pursuant to MI 52-110.

CODE OF ETHICS

The Corporation has adopted written codes of ethics for its directors and employees and entitled “Director’s Code of Ethics,” “Code of Business Conduct and Ethics” and “Code of Ethics for Senior Financial Officers” (collectively, the “Codes”) The Codes include, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers. A copy of the Codes are posted on the Corporation’s website at www.fronteergroup.com.

No amendments to the Codes were adopted during the year ended December 31, 2006. No “waiver” or “implicit waiver,” as such terms are defined in the Form 40-F, were granted relating to any provision of the Codes during the year ended December 31, 2006.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP has served as the Corporation’s auditing firm since June 8, 2004. Aggregate fees billed to the Corporation for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended December 31, 2006 and 2005 are detailed below (stated in Canadian dollars):

	Fiscal 2006	Fiscal 2005
Audit Fees	$68,387	$ 26,420
Audit-Related Fees	$ Nil	$ Nil
Tax Fees	$ 29,955	$ 41,187
All Other Fees	$ 21,696	$ 3,000
Total Fees	$120,038	$70,607

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual consolidated financial statements, reviews of the Corporation’s interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements, including the Corporation’s filing of a short-form prospectus offering of units in May 2006.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the

Audit Fees item above. During the fiscal years ended December 31, 2006 and 2005, there were no audit-related fees.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. During the fiscal years ended December 31, 2006 and 2005, the services provided in this category included the tax structuring of acquisitions and tax compliance, including the preparation of original tax returns, assistance with completing routine tax schedules and calculations, and tax planning and advisory services relating to common forms of domestic and international taxation.

All Other Fees:

Other fees were paid for accounting, advisory and consulting services primarily related to due diligence reviews of potential acquisitions and training with respect to SOX 404 requirements.

Pre-Approval Policies and Procedures:

All services to be performed by the Corporation’s auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2006, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations of the Corporation are filed as Document 5 and incorporated by reference in this annual report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual financial statements. As of the date of this annual report on Form 40-F, the members of the Audit Committee are Messrs. Zurel, Bell and McInnes.

AMEX CORPORATE GOVERNANCE

The Corporation’s common shares are listed on AMEX. Section 110 of the AMEX Corporation guide permits AMEX to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A Corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

  Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a Corporation listed on AMEX is required to state its quorum requirement in its bylaws. The Corporation’s quorum requirement as set forth in its bylaws is two persons entitled to vote at a meeting of shareholders whether present in person or represented by proxy.

  Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to Commission proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Corporation filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on March 27, 2007, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. The Form F-X is incorporated herein by reference.

Any further change to the name or address of the agent for service of process of the Corporation shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Corporation.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

1.	Annual Information Form of the Corporation for the year ended December 31, 2006.

2.	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this annual report:

Report of Independent Registered Chartered Accountants;

Consolidated Balance Sheets as of December 31, 2006 and 2005;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004;

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004; and

Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Management Discussion and Analysis of Financial Conditions and Results of Operations.

4.	Contractual Obligations of the Corporation.

EXHIBIT INDEX

Exhibit	Title of Exhibit
No.

99.1	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on March 27, 2007, and hereby incorporated by reference herein)

99.2	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.4	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.6	Consent of Independent Auditors

99.7	Consent of Ian Cunningham - Dunlop

99.8	Consent of Derek Wilton

99.9	Consent of Gary Giroux

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

By:	/s/ Mark O’Dea
Name: Mark O’Dea
Title: President and Chief Executive Officer

By:	/s/ Sean Tetzlaff
Name: Sean Tetzlaff
Title: Chief Financial Officer

Date: March 27, 2007