Form 40-F
period 2007-12-31
FRONTEER DEVELOPMENT GROUP INC
filed 2008-03-28
CIK 1271129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 001-32557

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

At December 31, 2007, the Registrant had outstanding 83,176,050 Common Shares (no par value).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
YES [   ] NO [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
YES [X] NO [   ]

The Science of Discovery

EXPLANATORY NOTE

Fronteer Development Group Inc. (the “Corporation”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Corporation are accordingly under the Exchange Act exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciles such statements to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$0.9981.

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
  risks associated with joint ventures entered into by the Corporation, in particular with the Corporation’s Turkish gold properties, the Sandman property and the Wernecke Breccia properties;
  risks associated with labor relations and other employment matters;
  competition;
  the Corporation’s acquisition strategy and integration of new acquisitions into the Corporation’s operations;
  the volatility of the market price of the Corporation’s common shares;
  management’s limited experience placing projects into production;
  risks associated with certain legal proceedings;
  risks related to foreign currency fluctuations;
  risks related to the possibility that the Corporation is a passive foreign investment company;
  risks related to the Corporation being a foreign private issuer risks related to the Investment Company Act of 1940, as amended risks related to the remediation action at the Zaca Project property being conducted by the United States Forest Service under the Comprehensive Environmental Response, compensation and Liability Act;
  risks of international operations; and
  other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect the Corporation’s forward-looking statements are described further in the Corporation’s Annual Information Form for the year ended December 31, 2007, a copy of which is filed as an exhibit hereto, under the heading “Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian GAAP, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 18 of the audited consolidated financial statements of the Corporation.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “Commission”) Industry Guide 7 under the Securities Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the Commission. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the year ended December 31, 2007 is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2007, 2006 and 2005, including the report of the Independent Registered Chartered Accountants with respect thereto, are filed as Document 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and U.S. GAAP, see Note 18 of the Corporation’s audited consolidated financial statements.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations is filed as Document 3 and incorporated by reference in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by the Corporation’s principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of the Corporation’s disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including the Corporation’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

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

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2007, excluding NewWest Gold Corporation because it was acquired by the Company during 2007. NewWest Gold Corporation’s total assets and total net income represent $217.3 million or 50.9% of the consolidated total assets and less than 1% of consolidated net income of the Company, respectively as at and for the year ended December 31, 2007. Registrants are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year if, among other circumstances and factors, there is not adequate time between the consummation date of the acquisition and the assessment date for assessing internal controls. As a result, management concluded that the Corporation’s internal control over financial reporting were effective as at that date.

The Corporation’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an opinion on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2007. The report can be found in the “Independent Auditor’s Report” included in the Corporation’s financial statements for the years ended December 31, 2007 and 2006 and is incorporated herein by reference.

Mark O’Dea, Chief Executive Officer
Sean Tetzlaff, Chief Financial Officer

Changes in Internal Control Over Financial Reporting

During the period covered by this report, no changes occurred in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

The Corporation’s Board of Directors is responsible for the Corporation’s corporate governance policies and has separately designated standing Compensation, Governance and Nominating and Audit Committees. The Corporation’s Board of Directors has determined that all the members of the Compensation, Governance and Nominating and Audit Committees are independent, based on the criteria for independence and unrelatedness prescribed by Section 10A(m)(3) under the Exchange Act and Section 121 of the AMEX Company Guide. Additionally, only independent members of the Board participate in the nomination of individuals for election to the Board. Finally, the Board of Directors has determined that a majority of its members are independent directors under Section 121 of the AMEX Company Guide. Such independent directors are Oliver Lennox-King, George Bell, Jo Mark Zurel, Donald McInnes, Scott Hand and Lyle Hepburn.

AUDIT COMMITTEE AND FINANCIAL EXPERTS

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

The Corporation’s Audit Committee complies with the corporate governance requirements as prescribed by the Toronto Stock Exchange (the “TSX”). The TSX requirement is that the Audit Committee be composed only of directors who are independent under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), being directors who are free of any material relationship with the Corporation. The Corporation’s Board of Directors has determined that all of the members of the Corporation’s Audit Committee are independent pursuant to MI 52-110.

CODE OF ETHICS

The Corporation has adopted written codes of ethics for its directors and employees and entitled “Director’s Code of Ethics,” “Code of Business Conduct and Ethics” and “Code of Ethics for Senior Financial Officers” (collectively, the “Codes”) The Codes include, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers. A copy of the Codes are posted on the Corporation’s website at www.fronteergroup.com under Investor Centre / Corporate Governance.

No amendments to the Codes were adopted during the year ended December 31, 2007. No “waiver” or “implicit waiver,” as such terms are defined in the Form 40-F, were granted relating to any provision of the Codes during the year ended December 31, 2007.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP has served as the Corporation’s auditing firm since June 8, 2004. Aggregate fees billed to the Corporation for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended December 31, 2007 and 2006 are detailed below (stated in Canadian dollars):

	Fiscal 2007	Fiscal 2006
Audit Fees	$185,314	$68,387
Audit-Related Fees	$ Nil	$ Nil
Tax Fees	$34,703	$ 29,955
All Other Fees	$13,728	$ 21,696
Total Fees	$233,745	$120,038

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual consolidated financial statements, reviews of the Corporation’s interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements, including the Corporation’s filing of a short-form prospectus offering of units in 2007 and 2006.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the Audit Fees item above. During the fiscal years ended December 31, 2007 and 2006, there were no audit-related fees.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. During the fiscal years ended December 31, 2007 and 2006, the services provided in this category included the tax structuring of acquisitions and tax compliance, including the preparation of original tax returns, assistance with completing routine tax schedules and calculations, and tax planning and advisory services relating to common forms of domestic and international taxation.

All Other Fees:

Other fees were paid for accounting, advisory and consulting services primarily related to due diligence reviews of potential acquisitions and training with respect to the Sarbanes-Oxley Act of 2002 requirements and fees paid with respect to work on the Newwest Gold Corporation (“Newwest”) management information circular sent to the shareholders of Newwest.

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

Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2007, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has approximately $1,700,000 in standby Letters of Credit for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

The Corporation has no other off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations of the Corporation are filed as Document 4 and incorporated by reference in this annual report on Form 40-F.

AMEX CORPORATE GOVERNANCE

The Corporation’s common shares are listed on AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A Corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

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

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

1.	Annual Information Form of the Corporation for the year ended December 31, 2007.

2.	The following audited consolidated financial statements of the Corporation, are exhibits to and form a part of this annual report:

Report of Independent Registered Chartered Accountants;

Consolidated Balance Sheets as of December 31, 2007 and 2006;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2007, 2006 and 2005;

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005; and

Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Management Discussion and Analysis of Financial Conditions and Results of Operations.

4.	Contractual Obligations of the Corporation.

EXHIBIT INDEX

Exhibit	Title of Exhibit
No.

99.1	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on March 27, 2007, and hereby incorporated by reference herein.

99.2	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.4	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.6	Consent of Independent Auditors

99.7	Consent of Ian Cunningham - Dunlop

99.8	Consent of Derek Wilton

99.9	Consent of Gary Giroux

99.10	Consent of Mark O’Dea

99.11	Consent of Jim Lincoln

99.12	Consent of Chris Lee

99.13	Consent of Peter Grieve

99.14	Consent of Michael Gustin

99.15	Consent of George Lanier

99.16	Consent of Jim Ashton

99.17	Consent of Steve Ristorcelli

99.18	Consent of David Griffith

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

Date: March 27, 2008