Form 40-F
period 2008-12-31
FRONTEER DEVELOPMENT GROUP INC
filed 2009-03-30
CIK 1271129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of Each Class	on which registered
Common Shares (no par value)	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
At December 31, 2008, the Registrant had outstanding 83,551,050 Common Shares (no par value).
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
YES ☐ NO ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
YES ☑ NO ☐

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
The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciles such statements to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2008, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.2240.
FORWARD-LOOKING STATEMENTS
This annual report and the exhibits attached hereto contain “forward-looking statements” within the meaning of applicable laws concerning the Corporation’s plans at its properties, plans related to its business and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves or resources, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “estimates” or “intends,” or the negative or other variations of these words or other comparable words or phrases or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:
•	risks and uncertainties relating to the exploration, and development of gold, copper and uranium mines;

•	development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in operations, which may or may not be insured;

•	uncertainties in the estimation of ore mineral reserves and resources;

•	need for additional reserves and additional capital to fund the processing, development and exploration of certain mining operations;

•	commodity prices, commodity hedging and exchange rate fluctuations;

•	risks related to environmental regulation and liability;

•	risks related to permitting and licensing requirements;

•	risks associated with the Corporation’s lack of historical mineral production;

•	risks related to competition from other energy sources and the public acceptance of nuclear energy;

•	risks related to insurance and uninsured risks;

•	foreign political, economic and regulatory risks associated with mining and exploration;

•	risks associated with inadequate infrastructure to support sustainable mining operations;

•	uncertainty of title;

•	costs associated with land reclamation;

•	risks associated with foreign operations;

•	risks associated with conducting operations through foreign subsidiaries;

•	risks associated with joint ventures entered into by the Corporation, in particular with the Corporation’s Turkish gold properties, the Sandman property and the Long Canyon properties;

•	risks associated with labor relations and other employment matters;

•	competition;

•	the Corporation’s acquisition strategy and integration of new acquisitions into the Corporation’s operations;

•	the volatility of the market price of the Corporation’s common shares;

•	risks associated with certain legal proceedings;

•	risks related to enforcement of civil liberties under United States Securities Laws;

•	risks related to the possibility that the Corporation is a passive foreign investment company;

•	risks related to the Corporation being a foreign private issuer

•	risks related to the remediation action at the Zaca Project property being conducted by the United States Forest Service under the Comprehensive Environmental Response, compensation and Liability Act;

•	risks related to potential conflicts of interest in certain directors and / or officers;

•	risks related to the Corporation’s history of non paying dividends; and

•	other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.
Some of the important risks and uncertainties that could affect the Corporation’s forward-looking statements are described further in the Corporation’s Annual Information Form for the year ended December 31, 2008, a copy of which is filed as an exhibit hereto, under the heading “Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law, Investors are cautioned against placing undue reliance on forward-looking statements.
NOTE TO UNITED STATES READERS —
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian GAAP, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 19 of the audited consolidated financial statements of the Corporation.
RESOURCE AND RESERVE ESTIMATES
The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “Commission”) Industry Guide 7 under the Securities Act. Under Industry 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the Commission. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the Commission normally only permits issuers to report mineralization that does not constitute “reserves” by Commission Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
ANNUAL INFORMATION FORM
The Corporation’s Annual Information Form for the year ended December 31, 2008 is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.
AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
Audited Annual Financial Statements
The audited consolidated financial statements of the Corporation for the years ended December 31, 2008, 2007 and 2006, including the report of the Independent Registered Chartered Accountants with respect thereto, are filed as Document 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and U.S. GAAP, see Note 19 of the Corporation’s audited consolidated financial statements.
Management’s Discussion and Analysis
Management’s Discussion and Analysis of Financial Condition and Results of Operations is filed as Document 3 and incorporated by reference in this annual report on Form 40-F.
Purchasing, holding, or disposing of securities of the Corporation may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Corporation’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by the Corporation’s management, including its principal executive officer and principal financial officer. Based upon that evaluation, the Corporation’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of the Corporation’s disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and is accumulated and communicated to management, including the Corporation’s principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.
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
Management has used the Internal Control — Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In 2007, the internal controls of NewWest were not included in management’s testing since the acquisition of NewWest was only completed in September 2007. In 2008, these controls of NewWest were evaluated as part of management’s assessment of the effectiveness of controls. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. As a result, management concluded that the Company’s internal control over financial reporting was effective as at that date.
The Corporation’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting as of December 31, 2008. The report can be found in the “Independent Auditor’s Report” included in the Corporation’s financial statements for the years ended December 31, 2008 and 2007 and is incorporated herein by reference.
Mark O’Dea, Chief Executive Officer

Sean Tetzlaff, Chief Financial Officer
Changes in Internal Control Over Financial Reporting
During the period covered by this report, no changes occurred in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2008 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
CORPORATE GOVERNANCE
The Corporation’s Board of Directors (the “Board”), is responsible for the Corporation’s corporate governance policies and has separately designated standing Compensation, Governance and Nominating and Audit Committees. The Board has determined that all the members of the Compensation, Governance and Nominating and Audit Committees are independent, based on the criteria for independence and unrelatedness prescribed by Section 10A(m)(3) under the Exchange Act and Section 803 of the NYSE AMEX Company Guide. Additionally, only independent members of the Board participate in the nomination of individuals for election to the Board. Finally, the Board has determined that a majority of its members are independent directors under Section 803 of the AMEX Company Guide. Such independent directors are Oliver Lennox-King, George Bell, Jo Mark Zurel, Donald McInnes, Scott Hand and Lyle Hepburn.
AUDIT COMMITTEE AND FINANCIAL EXPERTS
The Board has a separately-designated standing Audit Committee established in accordance with section 3(a)(S8)(A) of the Exchange Act, for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual financial statements. As of the date of this annual report on Form 40-F, the members of the Audit Committee are Messrs. Zurel, Bell and McInnes.
The Corporation’s Board of Directors has determined that the Corporation has more than one “audit committee financial expert,” as defined in Form 40-F. The Board has determined that its audit committee financial expert, Jo Mark Zurel, is “independent” within the meaning of corporate governance standards of the NYSE Amex applicable to the Corporation.
The Corporation’s Audit Committee complies with the corporate governance requirements as prescribed by the Toronto Stock Exchange (the “TSX”). The TSX requirement is that the Audit Committee be composed only of directors who are independent under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), being directors who are free of any material relationship with the Corporation. The Board has determined that all of the members of the Corporation’s Audit Committee are independent pursuant to MI 52-110.
CODE OF ETHICS
The Corporation has adopted written codes of ethics for its directors and employees and entitled “Directors’ Code of Ethics,” “Code of Business Conduct and Ethics” and “Code of Ethics for Senior Financial Officers” (collectively, the “Codes”) The Codes include, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers. Copies of the Codes are posted on the Corporation’s website at www.fronteergroup.com under Investor Centre / Corporate Governance.

No substantive amendments to the Codes were adopted during the year ended December 31, 2008. No “waiver” or “implicit waiver,” as such terms are defined in the Form 40-F, was granted relating to any provision of the Codes during the year ended December 31, 2008.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP has served as the Corporation’s auditing firm since June 8, 2004. Aggregate fees billed to the Corporation for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended December 31, 2008 and 2007 are detailed below (stated in Canadian dollars):

	Fiscal 2008		Fiscal 2007
Audit Fees		$210,000		$137,800
Audit-Related Fees	$	Nil		$47,350
Tax Fees		$20,741		$32,000
All Other Fees	$	Nil	$	Nil
Total Fees		$231,741		$217,150
The nature of each category of fees is as follows:
Audit Fees:
Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual consolidated financial statements, reviews of the Corporation’s interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements, including the Corporation’s filing of a short-form prospectus offering of units in 2007. Audit fees increased over 2007 due to the complexity of the Corporation and the need for the auditors to attest to Management’s assessment of the effectiveness of internal controls.
Audit-Related Fees:
Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the Audit Fees item above. No Audit-related services were provided during fiscal 2008 or fiscal 2007.
Tax Fees:
Tax fees were paid for tax compliance, tax advice and tax planning professional services related to payroll matters in 2007 in respect of employees who were U.S. residents.
All Other Fees:
Other fees were paid for accounting, advisory and consulting services performed with respect to the acquisition by the Corporation of all the issued and outstanding shares of NewWest and the preparation of the information circular of NewWest distributed to its shareholders in connection therewith.
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
Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2008, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The Corporation has approximately $3,072,038 in standby Letters of Credit for the completion of reclamation on its mineral properties in the United States. These standby letters of credit are backed for the most part by Certificates of Deposits.
The Corporation has no other off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Contractual obligations of the Corporation are filed as Document 4 and incorporated by reference in this annual report on Form 40-F.
NYSE ALTERNEXT-US CORPORATE GOVERNANCE
The Corporation’s common shares are listed on NYSE Amex. Section 110 of the Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain Alternext-US listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:
•	Shareholder Meeting Quorum Requirement: The Alternext-US minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a Corporation listed on NYSE Amex is required to state its quorum requirement in its bylaws. The Corporation’s quorum requirement as set forth in its bylaws is two persons entitled to vote at a meeting of shareholders whether present in person or represented by proxy.

•	Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to Commission proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

•	Shareholder Approval Requirement: The Corporation will follow TSX rules for shareholder approval of new issuances of its common shares. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Corporation; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.
The foregoing are consistent with the laws, customs and practices in Canada.
In addition, the Corporation may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Corporation’s home country law.
UNDERTAKING
The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Corporation filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on March 28, 2007, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. The Form F-X is incorporated herein by reference.
Any further change to the name or address of the agent for service of process of the Corporation shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Corporation.
DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT
1.	Annual Information Form of the Corporation for the year ended December 31, 2008.

2.	The following audited consolidated financial statements of the Corporation are exhibits to and form a part of this annual report:

Report of Independent Registered Chartered Accountants;

Consolidated Balance Sheets as of December 31, 2008 and 2007;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2008, 2007 and 2006;

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006; and

Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Management Discussion and Analysis of Financial Conditions and Results of Operations.

4.	Contractual Obligations of the Corporation.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit
99.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on March 27, 2007, and hereby incorporated by reference herein.

99.6	Consent of Independent Auditors PricewaterhouseCoopers LLP

99.7	Consent of Gary Giroux

99.8	Consent of Ian Cunningham-Dunlop

99.9	Consent of Christopher Lee

99.10	Consent of Dr. D.H.C. Wilton

99.11	Consent of Peter Grieve

99.12	Consent of Dr. Mark O’Dea

99.13	Consent of Jim Lincoln

99.14	Consent of Michael M. Gustin

99.15	Consent of George Lanier

99.16	Consent of Steve Ristorcelli

99.17	Consent of David Griffith

99.18	Consent of Jim Ashton

99.19	Consent of Moira Smith

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

Date: March 26, 2009

ANNUAL INFORMATION FORM
OF
FRONTEER DEVELOPMENT GROUP INC.
Suite 1650, 1055 West Hastings Street
Vancouver, B.C.
Canada
V6E 2E9
1 (604) 632-4677
For the fiscal year ended December 31, 2008
Dated March 30, 2009

- i -

PRELIMINARY NOTES
     Throughout this Annual Information Form (“AIF”), Fronteer Development Group Inc. is referred to as “Fronteer” or the “Corporation”. All information contained herein is as at December 31, 2008, unless otherwise stated.
CURRENCY AND EXCHANGE RATES
     All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This AIF contains “forward-looking information” and “forward-looking statements” which include, but are not limited to, statements or information concerning the future financial or operating performance of the Corporation and its business, operations, properties and condition, the future price of uranium, iron oxide, copper, gold and other metal prices, the estimation of mineral resources or potential expansion of mineralization, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production and mine life of the various mineral projects of Fronteer, the timing and amount of estimated capital, operating and exploration expenditures, costs and timing of the development of new deposits and of future exploration and development activities, estimated exploration budgets and timing of expenditures and community relations activities, requirements for additional capital, government regulation of mining operations, environmental risks and reclamation expenses, title disputes and other claims or existing, pending or threatened litigation or other proceedings, limitations of insurance coverage and the timing and possible outcome of regulatory and permitting matters and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements, and involve known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of Fronteer to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements and information. Except for statements of historical fact, information contained herein or incorporated by reference herein constitutes forward-looking statements and forward-looking information. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “will”, “projects”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events, results or conditions “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and forward-looking information are based upon a number of estimates and assumptions of management at the date the statements are made, and are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements and forward-looking information. Many assumptions are based on factors and events that are not within the control of Fronteer and there is no assurance they will prove to be correct. Such factors include, among others: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; fluctuations in the value of Canadian and United States dollars relative to each other; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; future prices of uranium, iron oxide, copper, gold and other metal prices; changes in worldwide price of other commodities such as coal, fuel, electricity and fluctuations in resource prices, currency exchange rates and interest rates; possible variations of mineral grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, including but not limited to environmental risks and hazards, cave-ins, pit-wall failures, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions and losses; political instability, hostilities, insurrection or acts of war or terrorism; delays in obtaining governmental approvals or financing or in the completion of exploration, development or construction activities; changes in government legislation and regulation; changes in ownership interest in any project; increased infrastructure and/or operating costs; Fronteer’s ability to renew existing licenses and permits or obtained required licenses and permits; changes in market conditions; variations in ore grade or recovery rates; risks relating to international operations and joint ventures; changes in project parameters; disruptions or changes in the credit or securities markets; inflationary or deflationary pressures; the need to obtain and maintain licenses and permits and comply with laws and regulations or other regulatory requirements; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; contests over title to properties; and the risks involved in the exploration, development and mining business generally; and the factors discussed in the section entitled “Risk Factors” in this AIF. Although the Corporation has attempted to identify important factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those described in forward-looking statements or forward-looking information, there may be other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Forward-looking statements and forward-looking information contained herein are made as of the date of this AIF and the Corporation disclaims any obligation to update any forward-looking statements or forward-looking information, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements or forward-looking information.
CAUTIONARY NOTE CONCERNING ESTIMATES OF MEASURED, INDICATED AND
INFERRED RESOURCES
     Information in this AIF, including any information incorporated by reference, and disclosure documents of Fronteer that are filed with Canadian and United States securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.
     Without limiting the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility or other technical reports or studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

     National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of Fronteer contained in this AIF, including any information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.
CORPORATE STRUCTURE OF THE CORPORATION
Name and Incorporation
     Fronteer Development Group Inc. (“Fronteer” or the “Corporation”) was incorporated under the name 1334970 Ontario Inc. under the Business Corporations Act (Ontario), as amended or supplemented, on January 11, 1999. On February 2, 1999, the Corporation filed Articles of Amendment to change its name to “Fronteer Development Group Inc.”.
     The registered office of the Corporation is located at 40 King Street West, 2100 Scotia Plaza, Toronto, ON M5H 3C2, and the head office and principal place of business of the Corporation is located at Suite 1650, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9.
     Fronteer is a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Fronteer Common Shares are listed and posted for trading on the TSX and the NYSE Amex under the symbol “FRG”.
     For further information regarding Fronteer, reference is made to Fronteer’s filings with the Canadian securities regulatory authorities available on SEDAR at www.sedar.com and Fronteer’s filings with the SEC available at www.sec.gov.
Intercorporate Relationships
     The following chart sets forth the names of the significant subsidiaries and investments under significant influence of the Corporation as at December 31, 2008, the percentage of ownership of each such company by the Corporation (directly or indirectly) and the respective jurisdictions of incorporation of each such company:

Fronteer Development Group Inc.
(Ontario)
100%
Fronteer de Mexico S.A. de C.V.
(Mexico)
100%
Fronteer Holdings Inc.
(Cayman Islands)
92.1%
Aurora Energy Resources Inc.
(Newfoundland and Labrador)(1)
100%
NewWest Gold Corporation
(British Columbia)
100%
Fronteer Investment Inc.
(Cayman Islands)
100%
Fronteer Eurasia Madencilik Limited Sirketi
(Turkey)
40%
Dogu Truva Madencilik Sanayi Ticaret Limited Sirketi
(Turkey)
40%
Kuzey Truva Madencilik Sanayi Ticaret Limited Sirketi
(Turkey)
100%
Agola Madencilik Limited Sirketi
(Turkey)
100%
Fronteer Development (USA) Inc.
(Delaware)
100%
Fronteer Royalty LLC
(Delaware)
100%
Fronteer Development LLC
(Delaware)
40%
Truva Bakir Maden Isletmeleri A.S.
(Turkey)
40%
Ortu Truva Madencilik Sanayi Ticaret Limited Sirketi
(Turkey)

1.	As discussed in this AIF further below, subsequent to December 31, 2008, Fronteer formally commenced an offer by way of take-over bid to acquire all of the outstanding common shares of Aurora Energy Resources Inc. (“Aurora”) not already owned by Fronteer. On March 2, 2009, the expiry date of such offer, Fronteer took up and accepted for payment an aggregate of 36,526,336 common shares of Aurora, with the result that, together with the 30,947,336 Aurora common shares already owned by Fronteer, Fronteer currently owns an aggregate of 67,473,672 Aurora common shares representing approximately 92.1% of the total number of issued and outstanding Aurora common shares.

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
     In February 2005, the Corporation completed a private placement financing, pursuant to which it issued 7,270,000 units at a price of $1.75 per unit to raise aggregate gross proceeds of approximately $12,700,000. Each unit consisted of one common share (“Common Share”) of the Corporation and one-half of one common share purchase warrant. Each whole warrant entitled the holder thereof to acquire one additional Common Share at a price of $2.75 until February 17, 2007.
     In May 2005, the Corporation completed another private placement financing pursuant to which it issued 1,500,000 “flow-through” Common Shares at a price of $2.75 per share to raise aggregate gross proceeds of $4,125,000.
     In June 2005, the Corporation and Altius Minerals Corporation (“Altius”), agreed to restructure their investment in the uranium assets, known as the CMB Uranium Property located in the Central Mineral Belt of Labrador, Canada, which assets were the subject of their previously established joint venture. Each of the Corporation and Altius transferred their respective 50% interest in these assets to a new corporation named “Labrador Uranium Co. Ltd.” which was subsequently renamed “Aurora Energy Inc.” and subsequently renamed again as “Aurora Energy Resources Inc.” (“Aurora”). Aurora was initially owned as to 52% by the Corporation and as to 48% by Altius, while Altius retained an interest in the property through a 2% net smelter royalty on precious and base metals and a 2% net sales royalty from uranium produced from properties which were subject to the joint venture. In June and August 2005, the Corporation subscribed for an additional 4,444,440 Class B common shares of Aurora (which were subsequently converted into Class A Common Shares, which were in turn converted into Common Shares of Aurora), thereby increasing its ownership percentage to 56.8%.
     Also in June 2005, the Corporation listed its Common Shares on the Amex Stock Exchange now known as the NYSE Amex under the symbol “FRG”.
     In January 2006, the Corporation announced an agreement between the Corporation and Rimfire Minerals Inc. (“Rimfire”) (together, the “Buyers”) and Newmont Exploration of Canada Limited and NMVI Mining Inc. whereby the Buyers were granted the right to acquire a 100% interest in 700 mineral claims and a geological data set in the Yukon, Canada, known as the Wernecke Breccias, in consideration of incurring aggregate exploration expenditures thereon in the amount of $2,000,000. To date, these requirements have been fully satisfied and the Corporation presently owns 80% and Rimfire owns 20% of the claims and data as a result (subject to a 2% net smelter royalty and a 7% to 15% net profits royalty, retained by the vendors and previous owners of the property over a specified area of interest).
     On March 22, 2006, Aurora completed an initial public offering. The Corporation began to account for its investment in Aurora using the equity method as its ownership dropped below 50%.
     In April 2006, the Corporation received notification from Teck-Cominco Arama ve Madencilik Sanayi Ticaret A.Ş. (“TCAM”), Teck Cominco Limited’s Turkish subsidiary and Fronteer’s joint venture partner, of an early earn-back election to earn-back to a 60% interest in each of the Aği Daği and Kirazlí Properties. During 2007, TCAM completed its earn-back requirements on each of Aği Daği and Kirazlí, earning a 60% interest in each property.

     On June 1, 2006, the Corporation completed a “bought deal” short form prospectus offering (the “Short Form Offering”), pursuant to which the Corporation issued 6,000,000 Common Shares at a price of $6.40 per share to raise aggregate gross proceeds of $38,400,000.
     On October 5, 2006, the Corporation purchased an additional 956,938 common shares of Aurora at a price of $10.45 per share on a private placement basis. This private placement financing occurred concurrently with the closing of a larger $30,000,000 bought deal financing by Aurora. Upon conclusion of the private placement and bought deal financing, the Corporation’s interest in Aurora was reduced to 47.8%. Fronteer subsequently increased its ownership interest in Aurora to approximately 92.1% of the issued and outstanding Aurora common shares, as discussed further below.
     On November 30, 2006, the Corporation received notification from TCAM of an early earn-back election to earn-back a 60% interest in each of the Halilağa, Pirentepe, Dedi Daği and TV Tower projects, each of which TCAM and the Corporation had designated as a separate project within the Biga regional area. In 2007, TCAM completed its earn-back on Halilağa and owns 60% of Halilağa at December 31, 2007. TCAM has agreed to solely fund US$3,000,000 in exploration at the Halilağa property during 2008 and in turn, TCAM was granted an extension to December 31, 2008 on its election whether to earn an additional 10% interest in the Halilağa Property. In December 2008, the parties agreed to further extend this deadline to December 31, 2009, as permitting delays rendered TCAM unable to complete its US$3,000,000 expenditure requirement during 2008. TCAM has agreed to solely fund an estimated 5,000 metre drill exploration program at Halilağa in 2009, as consideration for this second extension. In 2008, the Corporation and TCAM agreed to include the Pirentepe Property with the Halilağa Property. As a result, TCAM was deemed to have earned a 60% interest in Pirentepe. In 2008, TCAM also completed its earn-back requirements on the Dedi Daği and TV Tower projects, thereby earning its 60% interest.
     On December 1, 2006, the Corporation completed the acquisition of 5,310,000 units (each a “2006 Unit”) of Latin American Minerals Inc. (“LA”), a public corporation listed on the TSX Venture Exchange. This strategic investment gave the Corporation exposure to a pipeline of advanced stage projects in Argentina. Each 2006 Unit was purchased for $0.25 and was comprised of one common share in the capital of LA (each an “LA Share”) and one half of one common share purchase warrant (each whole such share purchase warrant an “LA Warrant”). Each LA Warrant entitled the Corporation to acquire one additional LA Share at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. These warrants expired unexercised by the Corporation.
     In April 2007, the Corporation acquired a further 900,000 LA Shares directly from an LA shareholder at a price of $0.45 per share. In June 2007, Fronteer acquired a further 2,000,000 units (the “2007 Units”) of LA at a price of $1.00 per 2007 Unit as part of a larger private placement of 12,000,000 2007 Units by LA. Each 2007 Unit is comprised of one common share in the capital of LA and one-half of one common share purchase warrant. Each whole warrant entitles Fronteer to acquire one additional LA Share at a price of $1.25 for a period of 12 months from closing of the offering. The Corporation’s entire investment in LA was sold in March 2008 for $0.65 per share.
     On March 15, 2007, the Corporation announced it had closed a short form prospectus offering pursuant to which the Corporation issued 4,100,000 Common Shares at a price of $14.75 per share to raise gross proceeds of $60,475,000. The over-allotment option granted by the Corporation in connection with this offering was subsequently partially exercised on April 5, 2007, pursuant to which the Corporation issued an additional 398,000 Common Shares at a price of $14.75 per share to raise additional aggregate gross proceeds of $5,870,500.

     On and as of June 30, 2005, a U.S. Delaware corporation, WSMC Gold Corp. (“WSMC”), a wholly-owned subsidiary of Western States Minerals Corporation (“Western States Minerals”), consolidated the rights to possess, explore, develop and mine the precious metals mineral interests (collectively, the “Mineral Interests”) of Western States Minerals, Zaca Resources Corp. (“Zaca Resources”) and 26 Ranch Inc. (“Ranch” and together with Western States Minerals and Zaca Resources, the “Safra Companies”). In addition, Western States Royalty Corporation (“Western States Royalty”), an affiliate of WSMC, acquired a portfolio of royalties (the “Mineral Royalties”) on the properties of NewWest Gold Corporation (“NewWest”), subject to the right of Zaca Resources to retain a 3% royalty on one of those properties as a lessor (the “Zaca Royalty”).
     As part of various transactions completed prior to or as of July 5, 2006 (the “Pre-IPO NewWest Restructuring”), such Mineral Interests and Mineral Royalties (including the Zaca Royalty) were sold or contributed to four new Delaware limited liability corporations as follows: NWG Royalty LLC, NewWest Gold LLC, Nevada Western Gold LLC and Zaca Mining LLC (collectively, the “LLCs”). The LLCs were in turn sold to a Barbados company, NWG Investments Inc. (“NWG”) that is, indirectly, wholly-owned by Mr. Jacob Safra. Following these transactions, pursuant to a contribution agreement amongst NewWest and NWG (the “LLC Purchase Agreement”), NWG and therefore indirectly Mr. Jacob Safra, acquired all of the issued and outstanding shares of NewWest in exchange for the acquisition by NewWest of a 100% interest in each of the LLCs. Under a further contribution agreement (the “LLC Sale Agreement”), NewWest acquired all of the issued and outstanding shares of a newly formed Delaware corporation, NewWest Gold USA Inc. (“NewWest USA”), in exchange for the acquisition by NewWest USA of 100% of NewWest’s interests in the LLCs. In October 2006, NewWest Gold LLC and Zaca Mining LLC were merged into NewWest USA. After giving effect to these transactions and Fronteer’s subsequent acquisition of NewWest described below, Fronteer acquired and continues to hold all Mineral Interests through Fronteer Development (USA) Inc. (“Fronteer USA”) (formerly NewWest USA) and Fronteer Gold LLC (formerly Nevada Western Gold LLC), and holds all Mineral Royalties (including the Zaca Royalty) through Fronteer Royalty LLC (formerly NWG Royalty LLC). See also “Interest of Management and Others in Material Transactions”. On August 29, 2006, NewWest completed an initial public offering after which Mr. Safra’s indirect interest in NewWest was reduced to approximately 86%.
     On September 24, 2007, Fronteer announced that it had closed its acquisition of 100% of the common shares of NewWest. As part of the acquisition agreement, the Corporation exchanged 0.26 of a Common Share of Fronteer for each NewWest share acquired. As a result of this acquisition, Fronteer presently holds 100% of the common shares of NewWest. Upon completion of the acquisition of all of the issued and outstanding shares of NewWest by the Corporation as discussed above, Mr. Safra, primarily through NWG, currently owns approximately 11.4% of all of the issued and outstanding Common Shares of Corporation as of the date of this AIF according to Mr. Safra’s insider reports on file with the System for Electronic Data on Insiders (“SEDI”). For further details of this acquisition, please refer to the Business Acquisition Report of the Corporation dated November 7, 2007, a copy of which is available on SEDAR at www.sedar.com.
     On February 6, 2008, Fronteer announced that Newmont Mining Corporation (“Newmont”) notified the Corporation that it would not be fulfilling its earn-in obligation at the Northumberland project. As a result, the Corporation regained 100% control of Northumberland. Newmont agreed to grant the Corporation a free license to use Newmont’s patented N2TEC flotation process technology. In return, Fronteer has granted Newmont preferential ore processing rights for any ore developed from Northumberland. On February 6, 2008, the Corporation also announced that it had signed a letter of intent with Newmont outlining terms with respect to a new joint venture on the Corporation’s Sandman project. This letter of intent was subsequently replaced by a definitive option and joint venture agreement between Fronteer and Newmont dated June 1, 2008. For further details, please see the section of this AIF entitled “Material Contracts” below. Under the terms of this agreement, Newmont may earn an initial 51% interest in the Sandman project within 36 months by:

1.	Spending a minimum US$14,000,000 on exploration;

2.	Making a production decision supported by a bankable feasibility study;

3.	Reporting reserves;

4.	Making a commitment to fund and construct a mine;

5.	Advancing the necessary permits; and

6.	Contributing an adjacent mineral interest to the joint venture.
     Newmont may earn an additional 9% interest in the Sandman project by spending a further US$9,000,000 on development. Fronteer retains a 2% net smelter return royalty on production of the first 310,000 ounces at the Sandman project. Fronteer can also elect to have Newmont arrange financing for its 40% share of development costs.
     For further details, please refer to the material change report of the Corporation dated February 6, 2008, a copy of which is available on SEDAR at www.sedar.com and on the Corporation’s Form 6K filed on the same date with the SEC.
     On April 8, 2008, Aurora Energy Resources Inc. (“Aurora”) (AXU — Toronto Stock Exchange (“TSX”)), in which Fronteer then held an approximate 42.3% interest, announced that the Nunatsiavut Government voted eight to seven in favour of implementing a three-year moratorium on uranium mining on Labrador Inuit Lands, but will continue to allow uranium exploration. Aurora reported that it believed the basis for the mining moratorium is to allow time for the Nunatsiavut Government and the Government of Newfoundland and Labrador, through the Regional Planning Authority, to formulate a Land Use Plan as required by the Labrador Inuit Land Claims Agreement.
     In September 2008, the Corporation announced that it had completed its expenditure requirement on the Long Canyon Project, thereby earning a 51% interest. The Corporation is now the manager of a joint venture with AuEX Ventures Inc. (“AuEX”) and both parties contribute their proportionate share of the funding for the project or face dilution.
     On December 22, 2008, the Corporation announced its intention to make an offer (the “Offer”) to acquire all of the issued and outstanding common shares of Aurora other than common shares already owned by Fronteer, including common shares that became issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options or other securities of Aurora that are convertible into or exchangeable or exercisable for common shares of Aurora (the “Aurora Shares”) on the basis of 0.825 of a Fronteer Common Share for each Aurora Share. Fronteer formally commenced its Offer by mailing a take-over bid circular to Aurora shareholders on January 23, 2009.
     In connection with the Offer, certain institutional shareholders of Aurora entered into lock-up agreements pursuant to which they agreed, subject to certain exceptions, to deposit under the Offer and not withdraw Aurora Shares representing in the aggregate 19,234,700 Aurora Shares representing approximately 26% of the then issued and outstanding Aurora Shares.
     Subsequently, on March 2, 2009, the expiry date of the Offer, Fronteer took up and accepted for payment a total of approximately 36,526,336 Aurora Shares. Fronteer has now increased its ownership interest from approximately 42.3% to approximately 92.1% of the issued and outstanding Aurora Shares. The Offer expired at 8:00 p.m. (Toronto time) on March 2, 2009. Fronteer issued 30,134,229 common shares as payment for the Aurora Shares acquired under the Offer. Fronteer is currently taking such actions as are necessary, including calling a special meeting of Aurora shareholders, to effect a subsequent acquisition transaction that will enable Fronteer to acquire the remaining outstanding Aurora Shares not acquired under the Offer, resulting in Fronteer’s ownership of 100% of the Aurora Shares. Fronteer currently expects that the subsequent acquisition transaction will be completed during the second quarter of 2009.
DESCRIPTION OF THE BUSINESS
     The Corporation is principally engaged in the acquisition, exploration and development of mineral properties or interests in corporations controlling mineral properties of interest to the Corporation. The Corporation began concentrating its efforts in the area of mineral exploration in June of 2001. Prior to that, it was involved in the development, building and marketing of residential real estate properties, primarily in the Province of Ontario. Fronteer’s principal exploration properties are located in Nevada, U.S.A. and in the Biga region of northwestern Turkey, and it holds additional properties in California, U.S.A. and Yukon Territory, Canada. Through its approximate 92.1% ownership interest in Aurora, Fronteer also has exposure to uranium projects in Newfoundland and Labrador, Canada (including the Michelin uranium deposit, the Jacques Lake deposit and four other deposits (known as the Gear, Nash, Inda and Rainbow deposits)), and has an option to earn a majority interest in the Baker Lake Basin property located in Nunavut, Canada (through an agreement with Pacific Ridge Exploration Ltd.).
     Fronteer is focused on discovering and advancing deposits with strong production potential. Fronteer’s vision is to advance a robust pipeline of projects stretching from exploration through to production. In particular, Fronteer has an interest in several major gold projects throughout Nevada, United States and gold and copper-gold projects in northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, Fronteer’s key projects include a 100% interest in Northumberland, one of the largest undeveloped Carlin-style gold deposits in the state; a 51% interest in Long Canyon as part of a joint venture with AuEx Ventures Inc., a discovery defining an entirely new gold trend in the Eastern Great Basin; and Sandman, a property in which Newmont Mining Corporation has the option to acquire up to a 60% interest by advancing the project to a production decision by 2011. In Turkey, as part of a joint venture with a subsidiary of Teck Cominco Limited, Fronteer has built and retains a 40% interest in a new mineral district that includes two gold deposits and a third copper-gold porphyry deposit.
     Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately $75,000,000 in cash and cash equivalents primarily held with large Canadian and US commercial banks. For further details concerning the Corporation’s material mineral properties, please see “Mineral Properties” below.
Employees
     As at March 30, 2009 the Corporation had 64 employees, including employees of Aurora.
Competitive Conditions
     The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of potentially productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Corporation, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable. The Corporation also competes with other resource companies, many of whom have greater financial resources and/or more advanced properties, in attracting equity and other capital necessary for the Corporation to advance the exploration and development of its mineral properties.

     The ability of the Corporation to acquire additional properties depends on, among other things, its available working capital, its ability to explore and develop its existing properties, its ability to attract and retain highly-skilled employees, and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of minerals mined or discovered by the Corporation. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Corporation. See “Risk Factors” for further details concerning various factors that may cause Fronteer’s actual performance, achievements, actions, events, results or conditions to differ materially from those anticipated, estimated or intended.
RISK FACTORS
     An investment in securities of the Corporation involves a significant degree of risk and should be considered speculative due to the nature of the Corporation’s business and the present stage of its development. In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully reviewed by prospective investors. These risks may not be the only risks faced by Fronteer. Risks and uncertainties not presently known by Fronteer or which are presenting considered immaterial may also adversely affect Fronteer’s business, properties, results of operations and/or condition (financial or otherwise). All references to “Fronteer” or the “Corporation” in this section entitled “Risk Factors” include Fronteer and its subsidiaries and joint ventures, except where the context otherwise requires. Additional risks specific to Aurora are discussed in or referred to in the documents filed by Aurora with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.
Exploration, Development and Operating Risks
     The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral resources and reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs currently planned by the Corporation will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical and subject to fluctuation; actual costs required to bring a deposit into production; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, permitting, importing and exporting of minerals, and environmental protection and reclamation. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Corporation’s properties and operations.
     Mining operations generally involve a high degree of risk. The operations of the Corporation are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or the failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

     There is no certainty that the expenditures made by the Corporation towards the search and evaluation of precious metals and other minerals will result in discoveries of mineral resources, mineral reserves or any other mineral occurrences.
Reliability of Resource Estimates
     There is no certainty that any of the mineral resources identified on any of the Corporation’s properties to date will be realized. Until a deposit is actually mined and processed the quantity of mineral resources and grades must be considered as estimates only. In addition, the quantity of mineral resources may vary depending on, among other things, precious metal prices. Any material change in quantity of mineral resources, grade, or stripping ratio may also affect the economic viability of any project undertaken by the Corporation. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.
     Fluctuations in gold, uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of mineral resources could have a material adverse effect on the Corporation’s properties, results of operations and financial condition.
Environmental Risks and Hazards
     All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s business, condition or operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.
     Government approvals, approval of aboriginal people and other members of surrounding communities and licenses and permits are currently and will in the future be required in connection with the operations of the Corporation. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
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

     Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.
Permits and Licenses
     The Corporation cannot be certain that it will receive the necessary permits and licenses or on acceptable terms required to conduct further exploration and to develop its properties. The failure to obtain such permits or licenses, or delays in obtaining such permits or licenses, could increase the Corporation’s costs and delay its activities, and could adversely affect the business or operations of the Corporation.
     Government approvals, approval of aboriginal people and other members of surrounding communities and permits and licenses are currently and will in the future be required in connection with the operations of the Corporation. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. In October 2007, the Nunatsiavut Government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands, and struck a committee to further study the issue. In March 2008, Aurora reported that the Nunatsiavut Assembly passed on first reading a bill to institute a three-year moratorium on uranium mining and milling. In April 2008, the bill was considered again on second reading by the Assembly, at which time the Nunatsiavut Government approved a three year moratorium on mining of uranium, but continues to allow uranium exploration at this stage. As a result, Aurora has dramatically altered its development schedule and has scaled back operations in Labrador. Aurora continues to actively engage the local community in Labrador, and continues to assess the impact this legislation would have on its exploration and development schedule. However, any amendments to this legislation or an extension to the moratorium could have a material adverse effect on Aurora and its operations and, therefore, on the business and operations of Fronteer.
     The Corporation has also experienced permitting delays on the Kirazlí and Halilağa Properties in Turkey. Fronteer understands that TCAM currently anticipates that permits could be issued by the applicable regulators later in April 2009, following the upcoming elections in Turkey, however, there can be no guarantee that such permits will be issued or be granted on the required terms. If the required permits in respect of the Kirazlí and Halilağa Properties are not granted, Fronteer will be unable to undertake drilling at the main Kestane zone at Halilağa or on the Kirazlí Property.
Government Regulation
     The mining, processing, development and mineral exploration activities of the Corporation are subject to various laws, rules and regulations governing prospecting, development, production, taxes, employment and labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the Corporation believes its exploration and development activities are currently carried out in accordance with all applicable material rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws, rules and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

No History of Mineral Production
     The Corporation has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Corporation or any future properties, nor is there any assurance that the exploration programs of the Corporation thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Corporation will ever be brought to a stage where mineral resources can profitably be produced thereon. Factors which may limit the ability of the Corporation to produce mineral resources from its properties include, but are not limited to, the price of the mineral resources which are currently being explored for, availability of additional capital and financing, the actual costs of bringing properties into production, and the nature of any mineral deposits.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
     Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. As a result, the interest of the Corporation in Aurora and the CMB Uranium Property, which is engaged primarily in uranium exploration, may be materially adversely affected.
Insurance and Uninsured Risks
     The business of the Corporation is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Corporation or others, delays in mining, monetary losses and possible legal liability.
     Although the Corporation may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining Corporation’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which it may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its business, financial performance and results of operations.

Infrastructure
     Mining, processing, development and exploration activities depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labour and other infrastructure are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the business, operations, condition and results of operations of the Corporation.
     In particular, water rights and access to water at the Long Canyon Property is important for the ongoing success of the project. The Great Basin area of Nevada has many competing demands for water and access to sufficient water will need to be negotiated by the Corporation, often with a number of different water rights holders. There is no guarantee that the Corporation will secure this water access going forward or on reasonable terms.
Land Title
     Title insurance generally is not available, and the ability of the Corporation to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt or challenged. Accordingly, the Corporation’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Corporation’s business operations, condition and results of operations. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Costs of Land Reclamation
     It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Corporation holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the business, financial condition and results of operations of the Corporation.
Competition
     The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Corporation could be materially adversely affected. See also the section of this AIF entitled “Competitive Conditions” above.
Hedging
     The Corporation does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Corporation has no protections from declines in mineral prices.

Additional Capital
     The exploration and development of the Corporation’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. In addition, any future financing may be dilutive to existing shareholders of the Corporation.
Fluctuations in Metal Prices
     There can be no assurance that metal prices received, if any, will be such that any property of the Corporation can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Corporation may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Corporation, including but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the Canadian and United States dollars and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include, among other things, the demand for nuclear power, political, social and economic conditions and governmental regulation in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Corporation’s properties to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation’s mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.
     In addition to adversely affecting any resource and reserve estimates of the Corporation and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Exchange Rate Fluctuations
     Exchange rate fluctuations may affect the costs that the Corporation incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Corporation are incurred in Canadian dollars, Mexican Pesos and Turkish Lira. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Corporation’s profitability, results of operations and financial condition.
     In addition, the Company has a significant US dollar denominated future income tax liability that, when translated to Canadian dollars, can result in significant swings to the foreign exchange gain or loss on the Company’s Statement of Operations. This future income tax liability, primarily relates to the difference between the accounting and tax values of the assets acquired on the acquisition of NewWest. The Company does not have any immediate plans to reduce this liability and as a result the swings in foreign exchange gain or loss may continue.
     The size of the future income tax liability is also affected by the recognition of future income tax assets, primarily relating to loss carryforwards. There is uncertainty whether the losses will expire, unused, which may affect the amount of the future income tax liability realized.
Future Sales of Common Shares by Existing Shareholders
     Sales of a large number of Common Shares of the Corporation in the public markets, or the potential for such sales, could decrease the trading price of such Common Shares and could impair the ability of the Corporation to raise capital through future sales of such Common Shares. The Corporation has previously issued Common Shares at an effective price per share which is lower than the current market price of its Common Shares. Accordingly, a significant number of shareholders of the Corporation have an investment profit in such Common Shares that they may seek to liquidate.
Litigation
     Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Fronteer is currently subject to threatened litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. If Fronteer is unable to resolve these disputes favourably, it could have a material adverse effect on our financial position, results of operations or the Corporation’s property development. See “Legal Proceedings and Regulatory Actions” below for further details.
Passive Foreign Investment Company (“PFIC”)
     The Corporation is in the process of determining whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the U.S. Internal Revenue Code of 1986, as amended, for the 2008 tax year. For the 2007 and 2006 tax years, the Corporation determined that it was a PFIC. The Corporation may or may not be a PFIC in the future, depending on changes in its assets and business operations. A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules, which may have adverse tax consequences to such shareholder and such shareholder may elect to be taxed under two alternative tax regimes. A U.S. shareholder should consult their own U.S. tax advisor with respect to an investment in the Corporation’s shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the U.S. shareholder’s own facts and circumstances.
Foreign Private Issuer Status
     In order to maintain the Corporation’s current status as a “foreign private issuer,” as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, for U.S. securities law purposes, the Corporation must not have any of the following as of the last business day of its most recently completed second fiscal quarter (as assessed in accordance with SEC requirements): (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Corporation is principally administered in the U.S. The Corporation may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

     The regulatory and compliance costs to the Corporation under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If the Corporation is not a foreign private issuer, it would not be eligible to use MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from the NYSE Amex (previously American Stock Exchange) corporate governance requirements that are available to foreign private issuers. Further, if the Corporation engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Corporation to file resale registration statements with the SEC as a condition to any such financing.
Key Executives
     The Corporation is dependent upon the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Corporation, the loss of these persons or the inability of the Corporation to attract and retain additional highly-skilled employees may adversely affect its business and future operations.
Comprehensive Environmental Response, Compensation and Liability Act
     The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) in the United States imposes strict, joint and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removing or remediating the release and damages to natural resources. Since early 1999, the United States Forest Service (“USFS”) has been conducting a CERCLA remediation action at the Corporation’s Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative (“IAMLWCI”) program. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels, a portion of which are on patented lands owned by one of the Safra Companies, and tailings on land at the Zaca Property, all of which pre-date the Corporation’s acquisition of its leasehold interest in the Zaca Property. The cleanup efforts are being administered by the USFS. To date, the USFS has not sought contribution from the Corporation, WSMC or any of the Safra Companies for the cleanup. However, the Corporation cannot rule out the possibility that the Corporation, WSMC or any of the Safra Companies or any of their respective successors may be held liable to contribute to the USFS’s remediation or other CERCLA response costs at some time in the future. Any liability could adversely affect the Corporation’s properties, financial condition and results of operations.
Political Stability and Government Regulation Risks
     Some of the operations of the Corporation are currently conducted in Turkey and the Corporation may acquire or invest in additional properties located in less stable jurisdictions in the future and, as such, the operations of the Corporation are and may increasingly be exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; and changing political conditions and governmental regulations, including changing environmental legislation.

     Changes, if any, in mining or investment policies or shifts in political attitudes in Turkey or elsewhere may adversely affect the operations or profitability of the Corporation. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on operations, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
     Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
     The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the business operations or financial condition of the Corporation.
Price and Volatility of Public Stock
     The market price of securities of Fronteer has experienced wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Fronteer. It may be anticipated that any market for Fronteer Common Shares will be subject to market trends generally and the value of Fronteer Common Shares on the TSX or the NYSE Amex may be affected by such volatility.
Enforcement of Civil Liabilities
     The Corporation is a corporation existing under the laws of the Province of Ontario, Canada. Some of the Corporation’s assets are located outside the United States and many of its directors and officers are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Corporation and its directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Corporation and its directors and officers under United States federal securities laws.
Conflicts of Interest
     Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws, as amended or supplemented from time to time. The Corporation has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.
Dividend Policy
     No dividends on the Common Shares of the Corporation have been paid by the Corporation to date. Payment of any future dividends, if any, will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition, and current and anticipated cash needs.

Investment Company Act Status
     The Corporation could become subject to regulation as an “investment company” under the United States Investment Company Act of 1940, as amended (“Investment Company Act”) in the future. If the Corporation becomes subject to regulation under the Investment Company Act and an exemption from such regulation is not available, the consequences to the Corporation and its operations could be material and adverse. In addition, the costs associated with the Corporation avoiding any such regulation under the Investment Company Act could be significant and result in a material change in the operations of the Corporation.
MINERAL PROPERTIES
     The Corporation holds an interest in eight (8) mineral properties that are considered to be material within the meaning of applicable Canadian securities laws: (i) the Northumberland Property; (ii) the Long Canyon Property; (iii) the Sandman Property; (iv) the Zaca Property; (v) the Aği Daği Property; (vi) the Kirazlí Property, (vii) the Halilağa Property, and; (viii) the CMB Uranium Property (in which the Corporation currently holds an approximate 92.1% indirect interest through its investment in Aurora).
Northumberland Property
     The Northumberland project is located near the geographic centre of Nevada in northern Nye County, approximately 300-road miles northwest of Las Vegas and 250-road miles east-southeast of Reno. Northumberland can be accessed from State Highway 376 on the western margin of Big Smoky Valley by way of a well-maintained dirt road through West Northumberland Canyon. This dirt road intersects Highway 376 eighteen-road miles south of State Highway 50, and 85-road miles north of State Highway 6.
     The climate at the project site is typical of central Nevada’s mid-latitude high-desert environment with warm dry summers and relatively cold winters. Average temperatures range from 74º F in July to 30º F in January. Precipitation is generally less than 12 inches per year with the bulk of it accumulating during winter storms and summer thunderstorms. Annual snowfall varies from year to year depending on the intensity and severity of individual storms. Vegetation ranges from sagebrush and grass at the Lower Site to juniper, pinion, and mountain cedar at the Upper Site.
     The topography is moderately rugged with elevations across the property ranging from approximately 7,700 feet to 9,165 feet at Mount Gooding. The Cyprus and WSMC open pits in the Upper Site are at about 8,600 feet.
     The town of Austin, located approximately 53-road miles to the northwest of Northumberland, and the Round Mountain area, located about 25-road miles to the south, are the nearest population centres to the project. The Round Mountain and Tonopah communities currently support mining operations at the Round Mountain gold mine. A 230 kV transmission line that traverses Big Smoky Valley is the nearest power line to the project. It is situated at the eastern edge of the Lower Site, approximately 11 miles from the Upper Site. Power for the Cyprus and WSMC mining and processing activities at the Upper Site was provided by on-side generators. The private lands in the Upper and Lower Sites provide sufficient space for mining infrastructure required for extraction of the currently defined resources. There is sufficient space in the area of the resources to allow the construction of needed mining infrastructure.
     The Northumberland project is comprised of approximately 34,000 acres (13,760 hectares (“ha”)) of unpatented lode claims and 3,885 acres (1,572 ha) of patented mining claims, patented mill site claims, and fee lands, all of which are owned or controlled by Nevada Western Gold LLC (“Nevada Western”), a wholly-owned subsidiary of NewWest, which is in turn wholly-owned by Fronteer. The Northumberland

Property also consists of unpatented claims controlled by Nevada Western by means of a lease agreement with Sterling Gold Mining Corporation. The lands 100%-owned by Nevada Western were acquired by staking and through a series of purchases and agreements. The fee lands include two blocks: the Upper Site and Lower Site. The Upper Site is entirely surrounded by lands administered by the USFS and the Lower Site is surrounded by public lands administered by the U.S. Bureau of Land Management. All mining activities have taken place at the Upper Site, while some of the processing and other mining infrastructure from modern mining operations is located at the Lower Site. The unpatented claims are held in three discrete blocks, the largest of which surrounds the fee lands at the Upper Site. All of the mineral resources described this section of the AIF lie within the fee lands owned by Nevada Western. Title to the property was verified in an independent title report that was commissioned by NewWest, completed in June 2005, and supplemented most recently in July 2007.
     A small portion of the mineral resources (less than 1%) summarized below are subject to a 1% net smelter return (“NSR”) royalty on production payable to the Kohlmoos family.
     The Northumberland mineralization occurs as stacked, sediment-hosted, finely disseminated, Carlin-type gold-silver deposits. Intrusive rocks also host significant mineralization. This deposit type and the overall geologic setting of the mineralization are quite similar to the Goldstrike deposit of the northern Carlin Trend. The gold-silver mineralization at Northumberland occurs in a cluster of eight more-or-less spatially distinct deposits that form an arcuate belt approximately 1.6 miles long in an east-west direction and 0.3 miles wide. The deposits are generally stratiform and follow three low-angle tectono-stratigraphic host horizons near the crest and within the west limb of the Northumberland anticline. The host horizons are structural discontinuities that include the intersection zone of the Prospect and Mormon thrusts and two bedding-plane faults. The overall geometry of the deposits and the higher-grade zones within the deposits appears to be locally influenced by east-trending high-angle structures in the area of the crest of the anticline.
     The regional geology of Northumberland consists of Paleozoic sedimentary rocks and Mesozoic plutons exposed in an erosional window through Tertiary rhyolitic ash-flow tuff in the central portion of the Toquima Range, in which Northumberland is situated near the centre. A number of Jurassic plutons have also been identified and dated in the Northumberland area. Oligocene and Miocene tuffs, welded tuffs, and tuffaceous lacustrine sediments unconformably overlie the Paleozoic and Mesozoic units. These Tertiary rocks appear to have been deposited in part after the precious metal deposits were emplaced. Tertiary megabreccias that may have been landslide and talus deposits are exposed west of the divide between East and West Northumberland canyons. Folding and faulting, probably part of the Paleozoic Antler Orogeny, have complexly deformed the Paleozoic rocks in the Toquima Range. Paleozoic sedimentary and the Jurassic intrusive rocks have been folded and cut by high-angle normal, high-angle oblique-slip and low-angle thrust and bedding-plane faults. Tertiary and younger rocks were subjected to block faulting, which produced moderate tilting of the bedded Tertiary units. In addition, there are prominent volcanic structures, such as the partially collapsed Northumberland caldera, which lies on the western flank of the range.
     The local geology in the area that includes the Northumberland open pits and surrounding gold deposits is underlain by lower Paleozoic sedimentary and metasedimentary rocks exposed in an erosional window through Tertiary volcanic rocks. In general, the Paleozoic stratigraphic units occur within a folded low-angle shear zone. The area includes cherty limestone with alternating bands of cherty and argillaceous limestone and siltstone at its base, limy shale with a cherty dolostone bed at its base, and a carbonate assemblage with upper dolostone and lower limestone members. The Paleozoic rocks have been intruded by the Jurassic Mount Gooding pluton and related apophyses, dikes and sills. Tertiary intrusive rocks are also present in the Northumberland mine area, while a thick sequence of volcanic rocks is exposed west of the Northumberland Paleozoic window.

     Gold occurs as micron- to sub-micron-size particles that are intimately associated with sulfides. The gold is disseminated primarily within sedimentary units, although intrusive rocks host a significant portion of the mineralization. Silver occurs in a complex assemblage of copper-antimony sulfides and arsenic sulfosalts. The total sulfide content is less than five percent; pyrite, arsenopyrite, and marcasite are the most abundant species present. The mineralization is associated with both silicification and decalcification of carbonate hosts, and quartz-illite-pyrite alteration of igneous hosts.
     The Northumberland Property was in production under the operatorship of Northumberland Mining Company from 1939 to 1942, Cyprus Mining Company (“Cyprus”) from 1981 to 1984, and WSMC from 1985 to 1990. The Northumberland Mining Company production details are not documented. WSMC’s interests in the Northumberland project were held by Nevada Western, its wholly-owned subsidiary. Nevada Western entered into a joint venture with Newmont on the Northumberland project in December 2003. Through a series of transactions, Nevada Western became a wholly-owned subsidiary of NewWest in 2005 (and NewWest was subsequently acquired by Fronteer in 2007). Newmont, as operator of the joint venture from December 2003 to 2007, conducted exploration work and completed soil geochemical sampling, geological mapping, geophysical surveys, metallurgical testing and drilling. From 2004 through 2007, Newmont spent US$8,700,000 exploring the Northumberland property. Cyprus and WSMC mined over seven-million tons of ore from several open pits and produced over 230,000 ounces of gold and 485,000 ounces of silver by heap leaching of oxidized and partially oxidized ore that was either crushed or run-of-mine. Gold recoveries for crushed oxide ore and run-of-mine and partially oxidized ore from these operations has been estimated at approximately 75% and 50%, respectively.
     Metallurgical studies indicate that differences in the amenability of the Northumberland mineralization to direct cyanidation are primarily due to the degree of oxidation, as opposed to deposit-specific characteristics or crush size. Oxide material appears to be amenable to direct cyanidation by heap leaching, while sulfide mineralization requires oxidation prior to cyanidation. Sulfide mineralization is refractory due the close association of micron-size gold with sulfides and the relatively minor presence of preg-robbing carbonaceous material. Diagnostic metallurgical testing completed to date indicates that gold and silver extractions from sulfide mineralization can be optimized by utilizing the N2TEC flotation technology of Newmont with autoclaving of the concentrates. Extractions in excess of 90% for both gold and silver in the flotation concentrate were attained in the samples tested. The Corporation currently believes that processing of oxide material would likely include both crush and run-of-mine heap leach.  Reviews of existing metallurgical tests suggest several processing alternatives for the sulfide ores, including N2TEC flotation combined with autoclave or roaster.
     The Northumberland gold (“Au”) and silver (“Ag”) resources were estimated in April and May 2008 by Fronteer personnel (see table below1). Resource cut-off grades were chosen to define material that might have a reasonable prospect of economic extraction under the following scenarios: open-pit mining and heap leaching of oxide mineralization 0.3 grams per ton (“g/t”) Au (0.01 ounce per ton (“opt”)) cut-off); open-pit mining and treatment of sulfide material 1.0 g/t Au (0.03 opt cut-off); and underground mining and processing of sulfide material 2.5 g/t Au (0.07 opt cut-off. Only silver lying within the modeled gold zones was tabulated. Silver resources are compiled from all modeled blocks that exceed the gold cut-offs; no silver cut-off is applied.

[1]	These resources are from a NI- 43-101 Technical Report entitled “Technical Report on the Northumberland Project, Nye County, Nevada, USA: Resource Update 2008” dated July 28, 2008 and Amended August 8, 2008, by Fronteer Development Group Inc., available on SEDAR at www.sedar.com. Christopher Lee, P.Geo., Chief Geoscientist for Fronteer, is the designated Qualified Person for the Northumberland resource estimate.

     The Northumberland resource estimate contains approximately 27 million tonnes of mineralized material at a grade of 1.77 g/t Au (0.05 opt), or approximately 1.5 millions ounces Au, that was formerly assigned to the “Measured Mineral Resource” category to reflect the high confidence levels in that portion of the resource. However, due to less rigorous sampling of the silver contained in these blocks, the silver grade estimates do not meet the requirements of a “Measured Mineral Resource” classification and the combined gold-silver resource is here amended and re-classified as an “Indicated Mineral Resource”. Fronteer is currently collecting the necessary information to upgrade the combined gold-silver resource to the “Measured Mineral Resource” category.
Northumberland Classified Gold and Silver Resources (August 2008)

			INDICATED
	Cut-off Grade			Gold			Silver			Gold Equivalent*
Resource Type	(Au g/t)	(Au opt)	Tonnes	g/t	opt	oz	g/t	opt	oz	oz

Open Pit Oxide	0.3	0.01	13,627,000	1.23	0.036	538,000	7.31	0.213	3,202,000	602,000
Open Pit Sulfide	1.0	0.03	22,575,000	2.32	0.068	1,687,000	8.01	0.234	5,815,000	1,803,000
Underground	2.5	0.07	316,000	3.35	0.098	34,000	4.43	0.129	45,000	35,000

TOTAL			36,518,000	1.92	0.06	2,259,000	7.72	0.23	9,062,000	2,440,000

			INFERRED
	Cut-off Grade			Gold			Silver			Gold Equivalent*
Resource Type	(Au g/t)	(Au opt)	Tonnes	g/t	opt	oz	g/t	opt	oz	oz

Open Pit Oxide	0.3	0.01	17,000	2.38	0.069	1,300	10.98	0.320	6,000	1,400
Open Pit Sulfide	1.0	0.03	1,335,000	2.59	0.075	111,000	7.69	0.224	330,000	118,000
Underground	2.5	0.07	5,574,000	3.70	0.108	664,000	5.95	0.174	1,067,000	685,000

TOTAL			6,926,000	3.49	0.10	776,300	6.30	0.18	1,403,000	804,400

*	AuEq calculated at a Au:Ag ratio of 50:1, and assumes 100% recovery of both metals.
     In 2004, Newmont compiled all available geological, geochemical, geophysical, and drilling data, defined drilling targets, and drilled 26 reverse circulation (“RC”) holes for a total of 32,595 feet. All 2004 drilling was completed in and around the area of the currently known deposits. In 2005, Newmont drilled 20 RC drill holes totaling 22,200 feet. In 2006, Newmont drilled 48 holes totaling 53,691 feet. In 2007, Newmont drilled 22 holes totaling 27,748 feet. Most of Newmont’s 2005, 2006, and 2007 drilling was completed in and around the existing resource area. Newmont’s drilling better defined deposit geometries, demonstrated consistency within the Zanzibar and other deposits, and added to the understanding of some district targets. The drilling also provided samples for metallurgical and waste characterization test work.
     From 2004 through 2007, Newmont collected soil samples and retrieved and re-assayed certain assay pulps from WSMC soil samples. Multi-element geochemical analyses were completed on all of the geochemical samples. Based on a detailed analysis of the results of the soil sampling in and around the deposit area, in 2004 the Northumberland system was described as being characterized by strong enrichment of elements known to be associated with Carlin deposits on the Carlin Trend and exhibiting many of the element zonation relationships observed on the Trend.
     A 200-sample stream-sediment survey was conducted in the various drainages within the Northumberland caldera northwest of the Northumberland deposit area in 2004. Additional stream sediment sampling was undertaken in 2005 to infill and follow-up results obtained in the 2004 survey. Detailed geological mapping was also completed over about 10-square miles that included the fee ground and USFS lands south to the property boundary. Preliminary mapping was also completed at specific target areas. A total of 301 ten-foot channel samples were collected from certain trenches; these samples, as well as road-cut samples from the same area, were used to identify drill targets for potential drill testing. Newmont also conducted a reconnaissance gravity survey over much of the property, and an infill gravity survey was also completed to attempt to define the eastern margin of the Northumberland caldera and improve the resolution around the Mount Gooding pluton. A five-line CSAMT geophysical survey was completed over the Mount Gooding intrusion and an IP survey in the Zuggurat target area was completed to infill existing data. Newmont conducted a district-scale ground gravity survey in 2007 and a helicopter magnetic and radiometric survey. These surveys helped form the basis for the drilling targets defined by Newmont and the subsequent drilling activities undertaken.
     From 2004 through 2006, Nevada Western and the Corporation incurred costs of approximately US$506,000 in connection with the exploration of the Northumberland Property. Newmont incurred costs of approximately US$1,900,000 in 2004, US$1,400,000 in 2005, US$3,000,000 in 2006, and US$2,400,000 in 2007 for a total of US$8,700,000 in connection with the exploration of the Northumberland Property. It failed to meet all of its earn-in obligations in 2007. In February 2008, the Corporation and Newmont entered into a letter of intent (which was subsequently replaced by a definitive option and joint venture agreement effective June 1, 2008) on the Sandman Property (discussed below), which saw Newmont return a 100%-interest in Northumberland to the Corporation and granted the Corporation a right to Newmont’s proprietary N2TEC processing technology for future processing of Northumberland ore in exchange for Newmont obtaining the first right to process ores developed from Northumberland (as further discussed below), in exchange for credit of its expenditures on Northumberland against the right to earn a 60% interest in the Sandman Property.
     Under the agreement, Newmont has the right to process ores from Northumberland on the following basis:
(i)	if Fronteer USA does not build a refractory ore treatment plant of its own and elects to use another third party’s processing facilities (excluding heap or dump leaching facilities) under toll milling or processing arrangement;

(ii)	prior to contracting with a third party for toll mining or processing technology facilities (other than oxide heap or dump leaching) such as oxide milling for pressure oxidation, roasting, floatation or bioxidation for sulphide ore, Fronteer USA shall notify Newmont and provide Newmont with the intended production rates, timing and technology to be used, provided that Newmont shall keep such information strictly confidential;

(iii)	Newmont shall have thirty days within which to notify Fronteer USA that Newmont is interested in negotiating a processing agreement, or Newmont shall be deemed to have waived its preferential right;

(iv)	promptly upon receipt of Newmont’s notice of intent, Fronteer USA and Newmont shall use commercially reasonable best efforts and good faith to negotiate the terms of a mutually agreeable toll milling/processing agreement; and

(v)	Fronteer USA and Newmont shall enter into such agreement except that Fronteer USA may opt out if, before entering the agreement, it is able to obtain more favourable pricing from a third party processor.
     In 2008, the Corporation conducted an exploration and development drilling program to explore for additional shallow oxide mineralization adjacent to the existing Chipmunk pit, and to explore for additional high grade sulfide mineralization in the Zanzibar and Rockwell zones. The Corporation also drilled 6 metallurgical core holes and 2 water level monitoring wells to support engineering studies. The 2008 program consisted of 27 drill holes totaling 17,642 feet of RC and 11,278 feet of core drilling for a grand total of 28,920 feet. Total expenditure by the Corporation for 2008 was approximately US$4,810,000.
     Fronteer has no information concerning the RC and rotary sampling methods or approaches by operators at Northumberland prior to WSMC in 1989, other than the sample lengths stored in the master digital database, or on the sample handling, security, or preparation for operators prior to WSMC’s work in

1989. Essentially, prior rotary and air-track samples were taken from 5-foot or 10-foot intervals, while drill holes in the Northumberland database are predominantly vertical, and sample intervals are usually within the range of 5 to 10 feet. Fronteer believes the orientation and length of these samples are appropriate for the style of mineralization at Northumberland.
     Drill samples collected for use in geologic modelling and mineral resource estimation are under the direct supervision of external laboratories. Many of the details of the analytical procedures used in the assaying of drill-hole samples prior to WSMC’s acquisition of Northumberland are undocumented, although assay laboratories and analytical techniques were used for a series of drill holes through 1997. The lack of comprehensive fire assay data precipitated the initiation of a program in mid-1989 to obtain complete gold and silver fire assays for all drill intervals, which were analyzed at the WSMC laboratory at Northumberland. Due to multiple analytical gold and silver values for many of the drill-hole intervals, and that averaging of values is statistically inappropriate, WSMC created a set of rules to govern the selection of a single assay value for use in the digital database for any given drill interval. These rules were followed closely and are unlikely to have introduced any material bias into the database. Documentation reviewed by Fronteer indicates that the drill-hole database was audited, corrected and updated several times by WSMC. Drill sample assays (based on rotary, RC and core drilling) from several major mining companies are included in the assay database, including assays from all the Newmont holes, and these companies used multiple recognized assay laboratories. The assay data from these operators are consistent with the results generated by the WSMC drilling programs. Fronteer personnel are very familiar with the Northumberland project and have actively participated in every facet of exploration and related work and believe the data to be satisfactory and up to industry standards. Systematic, consistently implemented data checks and validation procedures appear to be lacking in many of the prior drilling programs conducted at Northumberland. While this may be partially due to the inability of WSMC to obtain all of the data from previous operators, many QA/QC procedures were either not commonly followed or not completely documented prior to WSMC’s acquisition and during early WSMC exploration programs. While the available check assays do not indicate serious problems with the assay database, more check data are needed before definitive conclusions can be made. Selected pulps and rejects from those that remain in WSMC storage should be re-assayed in order to augment the existing check-assay database. The early WSMC drilling data, in particular, warrant careful review and further verification by check assaying. All further drilling programs at Northumberland should continue to follow a sound QA/QC procedure. Older drill holes have been entirely removed from the database due to sample quality and assay reliability issues. The quality assurance procedures and assay protocols used by Fronteer in connection with drilling and sampling on the Northumberland Property conform to industry accepted quality control methods.
     A number of metallurgical tests have been conducted on mineralized sulphide samples and mixed sulphide/oxide samples. Metallurgical testing completed to-date indicates that the N2TEC flotation technology may be the most promising method to achieve a viable processing option for the sulphide mineralization at Northumberland.
     There are ongoing environmental liabilities at the Northumberland Property that are primarily related to prior mining activities. The most important of these environmental liabilities include the closure of heaps and process ponds and sites with hydrocarbon-impacted soils. During 2008, re-grading on some of the historic heaps was completed and work was conducted to pump water from the process ponds and an attempt was made to remove the sludge at the bottom of the pond in order to repair and/or replace existing pond liners. Some material was removed but this effort was not completed. In addition to the environmental liabilities attributable to past mining activities at Northumberland, there are lesser liabilities related to both prior and ongoing exploration activities, including drill access roads and drill sites.
     Current reclamation bonding with the Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation to cover disturbances at Northumberland currently stands at approximately US$2,592,216. This amount is comprised of two approved Nevada State Reclamation

Permits which allow for exploration activities on Northumberland and covers mine site reclamation along with several exploration roads. In 2005, the United States Forest Service (“USFS”) also approved four plan of operation permits to cover anticipated exploration of various targets in 2005 through 2007, which Fronteer is currently in the process of having transferred to it. The Corporation believes that all necessary permits are current at Northumberland and that the required reclamation bond is in place to cover the disturbances at the Upper and Lower Sites.
     The potential to find additional gold resources at Northumberland is considered to be excellent, both within the deposit area and in other portions of the large property holdings. The possibility of high-grade gold mineralization within structurally controlled zones in the core areas of the deposits warrants careful evaluation and drill testing. There is also potential to discover additional mineralization in the general area of the deposits in geologic settings similar to the known deposits. There are a number of targets well beyond the limits of the mineral resources that are defined by soil and/or rock gold anomalies and favorable geology. Fronteer currently plans to drill test a number of targets within, and outside, the main resource area.
     Plans for 2009 at Northumberland are currently focused on district exploration of lands surrounding the resource area and ongoing studies to optimize potential development of the resource. Target generation will include stratigraphic, structural, and geochemical studies on the large body of existing information, and on new data acquired to further explain the large gold occurrence at Northumberland. Reclamation of the historic mine facilities will be ongoing. The budget for the 2009 program is estimated at approximately US$1,100,000.
     Further details regarding the Northumberland Property are available in the technical report entitled “Technical Report on the Northumberland Project, Nye County, Nevada, USA: Resource Update 2008”, dated July 28, 2008 and Amended August 8, 2008, by Christopher Lee, P.Geo. and Jim Ashton, P.Eng., of Fronteer, available on SEDAR at www.sedar.com.
Long Canyon Project, Nevada
     The Long Canyon Project is located in Elko County, northeast Nevada, on the east flank of the Pequop Mountains, approximately 37 kilometres southeast of the town of Wells, Nevada. The project may be accessed via Interstate Highway 80, proceeding thereafter 6 kilometres south on a county-maintained all-weather gravel road. Several short, unimproved dirt roads exist to provide access to the drill grid area. The drill grid area is located approximately 1.5 kilometres west of the Big Spring Ranch, a local, privately-owned ranch. A spur road around the ranch allows for access of drilling equipment without having to pass through the ranch proper.
     Elevations in the project area range from 1650 metres above sea level in the valleys on the east and west sides of the Pequop Mountains, to elevations of over 2700 metres on the ridge tops. Elevations for Long Canyon exploration drill hole collars range from 1890 to 2040 metres. The lower slopes of the project area are covered by sage brush, progressing up-slope to Pinion Pine and Juniper woodlands typical of high desert mountain vegetation in northeast Nevada. Locally scattered Sub-Alpine Fir, Limber Pine, and Mountain Mahogany woodland stands are present at higher elevations, giving way to sage brush and grasses on ridge tops. The majority of the Long Canyon exploration activities to date have been in tree-covered (pinion pine and juniper) areas on the lowermost, eastern slopes of the range.
     Climate is typical for the high desert regions of northeastern Nevada with hot, dry summers and cold, snowy winters. Summer high temperatures range from 30º C to 37º C, with winter low temperatures typically between -17º C to -10º C, and winter high temperatures of 0º C to 4º C. Most of the precipitation in the region falls as snow in the winter months with lesser precipitation as rain in the spring and as thunderstorms during the late summer. Winter storms can deposit many feet of snow in the upper mountains with elevations above 2100 metres being continually snow covered from November through April. The highest elevations can have snow accumulations of up to ten metres.
     In the absence of all-weather road access to drill sites, a typical exploration-operating season for the Long Canyon Project is from mid-May through early November. Drilling activities are commonly conducted from June through October. Improved road access and road maintenance/snow removal equipment could extend the exploration-operating season through the winter months if necessary.
     At present, service providers for the Long Canyon Project are located in Elko, Nevada and are able to provide equipment and technical personnel required for exploration activities. Should an economic gold deposit be delineated on the Long Canyon Project area, experienced mining personnel and equipment suppliers are available in Elko as well as elsewhere in Nevada. Electric power (for domestic use) extends to the Big Spring Ranch. The nearest major power grid is near an east-west rail line, both located approximately 16 kilometres north of the Long Canyon Project, north of Interstate Highway 80. Water for drilling at Long Canyon is available at the Big Spring Ranch and at the Oasis freeway interchange six kilometres to the north.
     Employee accommodation is based in Wells, Nevada; the town of West Wendover, Nevada could serve as an alternative. Currently there are no housing facilities located on the project site. Two office trailers have been located to the site, with more expected to follow in 2009. Electricity and telephone service will be provided to the trailers in the future. An alternative site has been leased at the Oasis freeway interchange six kilometres to the north.
     Fronteer controls much of the subsurface private mineral rights in the Long Canyon Project area and as such enjoys broad rights to use the surface of these lands for minerals exploration and development. Surface and Mineral rights on other parts of the Project are controlled by the US Federal Government, with minerals controlled by the Long Canyon Venture through location of lode mining claims. Access and disturbance in these areas is regulated by the BLM.
     The Long Canyon Project is an advanced-stage gold exploration property, on which potentially economic grade gold mineralization has been encountered in both surface outcrops and in exploration drill holes to relatively shallow depths of 200 metres vertically. The Long Canyon Property is categorized as an advanced-stage exploration property by virtue of the following: approximately US$8,200,000 in exploration expenditures to-date, extensive surface geological/geochemical work, 231 drill holes completed, and a resource estimate completed. Gold mineralization is oxide, sediment-hosted gold mineralization hosted in decalcified, silicified and hematitic limestone. Mineralization is focused on the edges of 100 to 150-metre thick dolomite “megaboudins” as well as boudin necks, forming elongate, shallowly northeast-plunging zones of mineralization. Gold mineralization has been encountered in drilling over a width of up to 400 metres and down-plunge direction of approximately 1700 metres.
     The property consists of approximately 46 square kilometres of unpatented federal lode claims and private fee mineral land. The approximate geographic centre of the Long Canyon Property gold exploration drilling is located at 40° 58' 23.70" North Latitude and 114° 31' 52.33" West Longitude.
     A total of 304 unpatented claims are held by Pittston Nevada Gold Company (“PNGC”), a wholly-owned subsidiary of AuEX Ventures, Inc. (AuEx), a Nevada corporation, subject to completion of a Members’ Interest Purchase Agreement dated August 18, 2004. A total of 134 claims are held by Fronteer USA, for a total of 438 claims. Approximately 32 claims in two parcels within the Joint Venture area of interest were not included in the above-mentioned Members’ Interest Purchase Agreement, and continue to be held outside of the AuEX/Fronteer USA Joint Venture by Pittston Mineral Ventures. An agreement with Pittston Mineral Ventures has been negotiated and these claims will be included in the Joint Venture pending approval of the agreement by all parties.

As of March 1, 2009, Fronteer USA holds 134 unpatented federal lode mining claims in the Joint Venture area of interest, bringing the total number of claims in the Joint Venture to 438 claims.
     A Joint Venture agreement (the “Venture Agreement”) was signed, effective May 23, 2006, between AuEX and Fronteer USA. At that time, Fronteer USA held 36 unpatented mining claims and fee mineral rights that were included in the Venture Agreement. The Venture Agreement had the following key components:
•	each Party retains a 3% NSR (Net Smelter Receipt) royalty on respective lands contributed to the Venture Agreement;

•	to maintain a 51% interest in the Long Canyon Property, Fronteer USA was required to expend the first US$5,000,000 on the joint properties, which was completed in September 2008. Fronteer USA elected not to earn an additional 14% by completing all subsequent expenditures through to completion of a feasibility study;

•	Fronteer was required to accrue a minimum annual expenditure of $250,000 in project expenditures during the earn-in period.

•	the Joint Venture will remain a 51% Fronteer / 49% AuEX Joint Venture unless the respective interest of either party is diluted for failure to participate in funding an approved program; and

•	Fronteer was entitled to earn an additional 14% to increase its interest to a 65% maximum by completing all subsequent expenditures through to completion of a feasibility study. Fronteer has elected not to earn this additional interest, and continues to operate the exploration program on the property.
     Fronteer USA has operated and has conducted all exploration expenditures on the Long Canyon Property since May 23, 2006. In September 2007, the Corporation acquired a 100% interest in NewWest USA (now Fronteer USA).
     Four permits obtained from the BLM and the BMRR currently govern exploration activity at the Long Canyon Property. These permits authorize an aggregate of approximately 65 acres (26 hectares) of surface disturbance at various portions of the project area. At present, reclamation bonds in the aggregate amount of approximately US$210,000 are in place in respect to these surface disturbance activities.
     Fronteer submitted a draft plan of operations for expanded exploration activities on federal lands at Long Canyon in mid-2007 and a final plan of operations in August 2007. Approval by the BLM was received on September 15, 2008. Fronteer submitted an amendment to the state permit for work on private mineral lands on February 9, 2009, and will also file an amendment to the plan of operations later in spring of 2009 in order to permit additional disturbance pursuant to exploration drilling.
     Environmental liabilities at the Long Canyon Project are limited to reclamation of disturbed areas resulting from exploration work conducted by PNGC, AuEX and Fronteer since 2005. Evidence of previous mineral exploration activity consists of several small, widely-spaced shallow prospect pits of unknown origin and age. Class III cultural resource surveys, conducted in 2000, 2006, 2007 and 2008, recorded a number of minor prehistoric and historic artifact sites within the project area. In accordance with applicable permits, exploration activities will avoid or mitigate cultural resources.

     Mineralization at Long Canyon, in the form of gold-bearing jasperoids, was discovered in 1999 by PNGC (then a subsidiary of Pittston Mineral Ventures before subsequently being acquired by AuEX) through follow-up of bulk leach extractable gold (“BLEG”) stream sediment anomalies. A soil grid over the area revealed a 1400-metre-long by 300-metre-wide area with gold in soil greater than 25 parts per billion (ppb). Seven drill holes tested the soil anomaly in 2000; one returned in excess of 2 grams per tonne (g/t) over 26.7 metres. No further work was done until 2005, when AuEX acquired the claims. They drilled seven additional holes, of which six contained significant mineralization. The Venture Agreement was signed in 2006 with Fronteer USA when it was discovered that some of the claims owned by AuEX were invalid and that Fronteer USA owned the mineral rights in these areas. Fronteer USA completed approximately 7300 metres of drilling in 2006 and 2007 in connection with earning its 51% interest in the project. The first NI 43-101 technical report for the project was issued by AuEX in January 2008. In late 2007, NewWest Gold was acquired by Fronteer. Fronteer USA drilled over 24,400 metres in 2008, completing their earn-in in September 2008.
     The Pequop Mountains comprise an uplifted block of regionally east-dipping, Paleozoic carbonates and siliciclastic rocks. Of particular interest to the Long Canyon Project are the Cambrian Notch Peak Formation massive limestone and dolomite and the overlying Pogonip Group. The lower part of the Pogonip Group comprises mainly thin bedded to laminated, variably cherty, silty limestone. These rocks were metamorphosed, likely during the mid-Jurassic Elko Orogeny, which imparted a foliation, northwest-southeast stretching lineation, thrust faults, attenuation faults and northeast-plunging upright folds. In the Long Canyon area, a dolomite horizon at the top of the Cambrian section deformed brittlely, resulting in a series of northeast-elongate “megaboudins” that strongly control the distribution of mineralization at the Long Canyon deposit. Subsequent deformation was more brittle in nature, and includes high angle reverse faults and folds (Cretaceous) as well as manifestations of Tertiary extension, including large, low angle, west-dipping normal faults and basin-and-range faulting evident on the eastern side of the project area.
     Gold mineralization at Long Canyon occurs mainly along the Cambro-Ordovician contact between the extended and boudinaged dolomite horizon at the top of the Notch Peak Formation and the overlying silty limestone of the Pogonip Formation. Mineralization is focused along boudin block margins and in boudin neck areas. Significant karsting, likely both meteoric and hydrothermal in origin, is localized along the boudin margins and boudin necks, resulting in large, silt-filled collapse cavities. Much of the higher-grade mineralization at Long Canyon is hosted in the hematitic matrix of dissolution collapse breccias.
     Mineralized areas discovered to-date are almost entirely oxidized. Alteration associated with mineralization includes:
•	Decalcification in limestone/sanding in dolomite;

•	Hematite, including stratabound hematite, breccia matrix, and fracture hosted;

•	Jarosite, mainly fracture and breccia matrix-hosted;

•	Scorodite, mainly late and overprinting pervasive hematite alteration;

•	Silica, as pervasive partial replacement of limestone;

•	Jasperoid, along structures;

•	Clay, in association with faults and altered mafic intrusive rocks; and

•	Calcite in late veins and breccia cement.
     Gold mineralization is associated with elevated As, Hg, Tl and Sb.

     Alteration, mineralization and geochemistry at the Long Canyon deposit are similar in nature to “Carlin type” sediment-hosted gold deposits. Attributes of Long Canyon mineralization typical of this deposit type include decalcification, gold-bearing arsenical rims on pyrite, gold-bearing jasperoid, similar host rocks (silty carbonates) and geochemical association of gold with As, Sb, Hg and Tl. One distinct difference is that nearly all “Carlin type” deposits are located well to the west of Long Canyon in continental slope and platform margin facies rocks, whereas the Long Canyon deposit is hosted in platform carbonate rocks.
     Gold mineralization is present in at least two forms at Long Canyon: 1) as submicron particles associated with arsenical rims on pyrite, and 2) as discrete, 2 to 5 micron grains often associated with oxidized pyrite grains.
     Aside from a few, small, historical lead-zinc prospects located to the north of the Long Canyon project, there is no evidence of any historical mineral prospecting, mining or modern-day mineral exploration until 1999 when mineralization in the Long Canyon area was initially discovered by follow-up of anomalous BLEG samples of dry stream sediment collected along the eastern flank of the Pequop Range. This was followed by detection of gold and associated elements in soils and rock chip sampling of road cuts. Rock chip and soil sample analyses for gold and trace elements (Hg, As, Sb) have been shown to be direct guides to defining drill targets at Long Canyon. A gold-in-soil anomaly in excess of 100 ppb Au extends for over 1200 metres in a northeast direction, with a corresponding width of up to 300 metres at Long Canyon.
     Surface exploration and sampling activities completed in 2008 included: (1) rock chip surface sampling carried out as variable length samples, most approximately 3 metres in length, as continuous chip sampling across altered rock units in road cut embankments; (2) two grid-based soil sampling programs with samples taken at 61 metre by 61 metre intervals and analyzed for Au by fire assay with AA finish and for other elements by ICP; (3) detailed mapping of areas previously mapped by AuEX as well as additional areas of the property; (4) a ridge and soil sampling and prospecting program carried out by a consultant during October 2008, the purpose of which survey was to obtain baseline geochemical data for previously unsampled areas located in the southwest part of the property, to prospect certain areas of interest identified by the mapping program discussed above, and to uncover new areas of alteration or mineralization; (5) a ground gravity survey carried out on a 100-metre-by-100-metre grid covering the northern half of the drill grid and areas to the northeast; and (6) IP/Resistivity (“IP/R”) surveys carried out over the drill grid and areas to the northeast and southwest.
     Concurrently with the surface exploration program, Fronteer carried out a drilling program employing both RC (Reverse Circulation) and core drilling techniques
     RC holes were drilled drilled wet, with collection of samples of appropriate size (5 – 10 kg) over 1.52 metre intervals obtained through use of a rotary splitter. The chips were logged into a digital template, recording lithology, alteration, mineralogy and other parameters. Samples were collected from the drill sites by American Assay Labs for sample preparation and analysis. All samples were subject to fire assay with AA finish using a 30 gram pulp and multiple element ICP. In addition, all samples returning >10,000 ppb gold were subject to fire assay with gravimetric finish and all samples >300 ppb gold were assayed for cyanide soluble gold.
     Core holes were subject to geological and geotechnical logging using a digital template, photographed and marked for cutting in the field. Sample intervals were generally 1.52 metres unless geological breaks dictated otherwise. Samples were transported to Fronteer’s Elko warehouse for sawing, with one half sent to American Assay Labs for preparation and analysis and the other retained at the warehouse. These sample collection procedures are consistent with industry standard practices. Sample security was maintained from sample collection in the field to delivery of samples to the various analytical labs relied on by Fronteer.
     Fronteer applied strict quality control and data verification techniques including the insertion of check assays, standards and blank samples at regular intervals. The quality assurance procedures and assay protocols used by Fronteer in connection with drilling and sampling on the Long Canyon Property conform to industry accepted quality control methods. Screen fire analyses were performed on selected samples in order to assess the presence of any coarse gold. These analyses suggest that coarse gold is not a substantial problem in the analytical results for Long Canyon, although that the Company will undertake a more extensive screen fire assay program be implemented in order to determine if initial results are not an artefact of the sample-pulp preparation process employed by the external laboratories used by Fronteer to provide assay analysis services.
     Since initial drilling in 2000, and renewed drilling in 2005 to present, 231 drill holes have been completed for a total of 33,900 metres of drilling. Drill depths range from 30 metres to 270 metres and the average is 147 metres for the 231 drill holes. There are 170 RC drill holes for 26,571 metres, and 61 core drill holes for 7,329 metres. Drilling is normally on a 50-metre spaced grid, with lines oriented northwest-southeast.
     Drilling has tested approximately the northern two-thirds of the gold-in-soil anomaly. Mineralization is open along strike and at depth. Mineralization controls appear to be both structural (high angle faults and breccias), and stratigraphic (low angle bedding plane replacement, and bedding contacts). Drilling has extended mineralization over 100 metres to the northeast beyond the anomalous surface gold values. The zone of gold mineralization in drilling is open to the northeast. The southwestern portion of the gold-in-soil anomaly has not been drill tested as there is no drill road access currently.
     Overall, the 2008 surface exploration and drilling program was helpful in defining new targets for follow-up (especially in the southern area of the project) and has assisted Fronteer in identifying several mineralized gold zones with strongly anomalous to high-grade gold mineralization and potentially economic gold intersections in both RC and core drilling.
     The RC drilling results have been compared with those obtained by core drilling. It’s results indicated that the sampling methods used by Fronteer are appropriate for the style of mineralization and the drilling conditions. However, that the Company will incorporate a higher percentage of core holes into future exploration activities than currently exist in order to mitigate potential sample integrity issues that sometimes accompany the use of RC drilling operations and are evidenced in some holes at Long Canyon. These problems sometimes arise due to down-hole contamination which can lead to possible misrepresentation of grades.
     Fronteer is currently in the process of implementing a metallurgical testing program for the Long Canyon deposit. To date, four grab samples from surface road cuts were collected, sieved into +0.6 centimetre and -0.6 centimetre size fractions, and subjected to cyanide bottle roll testing. These samples indicate that gold is readily cyanide soluble for the samples tested and that Long Canyon ore will be highly amenable to extraction of gold by cyanidation. Further metallurgical testing in the form of column leach tests on four large samples collected from surface roadcuts is currently in progress. Additional metallurgical testing will take place in 2009 with collection and testing of large-diametre core samples.
     The Joint Venture has approved a 2009 exploration program with a budget of US$14,850,000. Such a program would encompass approximately 9000 metres of core drilling, 26,000 metres of RC drilling, ongoing geological mapping, further rock, soil and road cut sampling and continued efforts pursuant to refining the Long Canyon Property geological model and geological controls on mineralization. Fronteer will carry out this program along with AuEX on a 51% / 49% basis, respectively.

     The technical and scientific disclosure in this AIF relating to the Long Canyon Property has not been supported by a technical report prepared in accordance with NI 43-101. On March 13, 2009, Fronteer issued a press release and filed a material change report announcing a project-first resource estimate in respect of the Long Canyon project, copies of which are available on SEDAR at www.sedar.com. The technical report is in the process of being prepared by a qualified person as defined under NI 43-101 and it will be available on SEDAR at www.sedar.com not later than 45 days after the issuance of the March 13, 2009 news release and related material change report, as required pursuant to NI 43-101. Fronteer currently has no reason to believe that the information contained in the technical report will be materially different from the information relating to the Long Canyon Property contained in this AIF, however, to the extent any such material changes in such information arise, Fronteer will file a news release identifying any such material changes in such information when it files its technical report.
Sandman Property, Nevada
     The Sandman Property is located south of the Slumbering Hills and west of the Tenmile Hills, approximately 13 air miles northwest of the town of Winnemucca, Nevada. The southern limits of the Sandman project are accessed by driving west from Winnemucca on Jungo Road for approximately nine miles. A network of dirt roads provides access within the property boundaries. These unimproved dirt roads would have to be upgraded for regular access during any future mining operations.
     Maximum daytime summer temperatures at the project site are generally below 100º F with nighttime temperatures usually exceeding 40º F. Winter temperatures generally range between highs up to 60º F and lows below 0º F. Precipitation averages 6 to 10 inches annually, with most occurring as winter snows, and to a lesser extent summer thunder showers. Vegetation is sparse due to the very sandy, loose and unstable surface soils, and the aridity of the property area. Areas of drifting sand are common. Sagebrush and bunchgrasses are the characteristic plants with cheat grass especially common in areas that were burned in the past.
     The project site lies in an area of moderate relief west of the 10-Mile Hills feature. The terrain ranges from flat valleys to rolling hills to somewhat mountainous ranges with an elevation range of 3,500 to 5,000 feet. Common landscape features include basalt-capped hills, angle-of-repose talus slopes and sand dunes.
     The town of Winnemucca is the nearest centre for servicing mine-related activities. Winnemucca has approximately 10,000 inhabitants, is located on Interstate Highway 80, and services mining operations at Newmont’s Twin Creek open pit gold mine. A power line, not of sufficient capacity to use for mining according to NewWest staff, traverses the Sandman project, and a natural gas line passes south of the property limits. The topography within the property area includes plentiful flat-lying areas that would be favourable for the siting of mining facilities. The Sandman property includes sufficient surface rights for all necessary mining infrastructure. There are no permanent or perennial streams at Sandman. There is a well on NewWest’s 10-Mile property to the east of Sandman that could potentially be used as a water source, although mining operations would probably require the purchase of water rights from one or more ranchers in the area and the installation of a production well on the property. At the Southeast Pediment deposit, the westdipping andesite porphyry forms an aquifer that might be used as a source of water for a mining operation.
     Developing a mining and processing project at Sandman will require a number of federal, state and local permits and authorizations. Permitting this type of project in Nevada is a comprehensive process that involves the submission of a plan of operations/reclamation permit to the BLM and Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (“BMRR”), as well as a Water Pollution Control Permit application to BMRR. In order to prepare these permit applications, Fronteer and

Newmont will need to perform numerous environmental, technical, and engineering studies, some of which are already underway.
     As part of the permitting process, the BLM will have to prepare a National Environmental Policy Act (“NEPA”) environmental analysis, which will involve public scoping, consultation with Native American tribes, and coordination with other federal agencies. Fronteer currently anticipates that BLM will most likely prepare an Environmental Impact Statement to satisfy this NEPA obligation for the Sandman project.
     The private grounds at the Sandman project site are split-estate lands in which the mineral estate is subleased from Newmont (as described below). Developing a mining project will require ongoing management of these split-estate lands to minimize potential conflicts with current and future landowners to ensure that the development of the surface estate does not unreasonably interfere with development of the mineral resources.
     Sandman consists of 624 unpatented lode mining claims owned by NewWest, which is in turn owned by Fronteer, and 6,720 acres (2,720 ha) of fee lands subleased by NewWest from Newmont, for a total of approximately 19,200 acres (7,770 ha). NewWest obtained its interests in Sandman in 2006 by means of a series of transactions with WSMC, a privately-owned Utah corporation, and related companies. See “General Development of the Business — Three Year History” above for further details. Of the 624 unpatented claims, 510 were staked by WSMC or NewWest and are not subject to third-party royalties. The private lands, which are subleased by NewWest from Newmont, and the remaining 114 unpatented claims are subject to net smelter return production royalties of 1% on the first 200,000 ounces of gold production and 5% on all production exceeding 300,000 ounces of gold. Title to the property was verified in an independent title report that was completed in June 2005, and supplemented in each of May, July and August 2006 and in July 2007.
     The annual payments required to the U.S. BLM and County for Sandman and a nearby smaller property called the 10-Mile Property total approximately US$96,399, which includes an annual US$125 per claim maintenance fee, plus related filing and recording fees, applicable to the Corporation’s unpatented mining claims. Under a sublease from Newmont, the Corporation was required to pay annual advance royalty payments of approximately US$67,200 from 2008 through to 2012, and approximately US$134,400 starting in 2013. The Newmont sublease has a primary term of ten years and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease with Northern Nevada Gold Company for the 10-Mile Project, the Corporation is required to make annual lease payments of US$24,000 reducing to US$20,000 in 2009 through 2014. As a result of the Sandman letter of intent and subsequent agreement (discussed below), these lease payments and annual BLM and County fees will be paid by Newmont during the term of the parties’ agreement.
     In February 2008, the Corporation and Newmont signed a letter of intent (“LOI”), which was subsequently replaced by the definitive option and joint venture agreement between Fronteer and Newmont dated June 1, 2008 discussed further below under “Material Contracts”, whereby Newmont may earn an initial 51% interest in Sandman within 36 months by: spending a minimum US$14,000,000 on exploration; making a production decision supported by a bankable feasibility study; reporting reserves; making a commitment to fund and construct a mine; advancing the necessary permits; and contributing an adjacent mineral interest to the joint venture. Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development. The Corporation retains a 2% NSR royalty on production of the first 310,000 ounces at Sandman. The Corporation can also elect to have Newmont arrange financing for up to 40% of development costs. As a result of the parties’ agreement, future exploration, development, and feasibility studies will be managed by Newmont as operator.

     No historic mining activities are known to have taken place within the Sandman project limits, although approximately 5,000 ounces of gold are reported to have been produced from an underground mine at the 10-Mile Property. The 10-Mile Property is located immediately adjacent to the Sandman project and is also controlled by Fronteer.
     Modern exploration of the Sandman project began in 1987 when Kennecott Exploration Company (“Kennecott”) geologists discovered gold in outcrop at North Hill. Kennecott and Santa Fe Pacific Gold Corporation (“Santa Fe”) formed a joint venture to explore the property later that year and the joint venture conducted geologic mapping, surface sampling, geophysical surveying, trenching, drilling, and metallurgical testing through to 1994. The joint venture drilled 275 RC drill holes and three diamond drill core (“core”) holes in this period, as well as 4,000 shallow auger holes to sample bedrock beneath the extensive sand cover. A block of claims staked by U.S. Borax (now Rio Tinto Minerals) was acquired by the joint venture in 1989. U.S. Borax had drilled 37 RC drill holes within these claims.
     The work of companies that controlled the Sandman project prior to Fronteer led to the discoveries and partial definitions of the Southeast Pediment, Silica Ridge, North Hill and Abel Knoll gold deposits, as well as the identification of the Adularia Hill, Basalt Hills, Sandbowl, Windmill, and other exploration target areas.
     Kennecott and Santa Fe terminated their joint venture and conveyed their individual holdings at Sandman to WSMC in 1997. WSMC and NewWest subsequently conducted extensive exploration of the property, including rock chip and soil sampling, geophysical surveying, trenching, drilling, and metallurgical testing. WSMC also excavated a test pit at the Southeast Pediment measuring approximately 200-ft long by 50-ft wide by 15-ft deep. A 1,067-ton bulk sample of relatively high-grade mineralization was mined and shipped to the Twin Creeks mine of Newmont for milling and leaching. Over 95% of the gold in the 1,067 ton sample was recovered, which is consistent with the bottle roll results generated from other samples from the Southeast Pediment pulverized to -100 mesh.
     The Sandman project is located in a region characterized by Jurassic compressional tectonics and Tertiary extension. Basement rocks are Late Triassic to Early Jurassic metasedimentary units of the Jungo terrane, part of the Fencemaker Thrust allochthon, which was thrust to the southeast in Jurassic time. The Jungo Terrane includes relatively continuous and thick sequences of fine-grained, basinal, terrigenous clastic rocks that were regionally metamorphosed to greenschist facies to form mainly phyllite and orthoquartzite. Mesozoic granodioritic intrusions ranging in age from 175 Ma to 71 Ma are exposed throughout northwestern Nevada and likely include the small plutons mapped in the Sandman area that intrude the metasedimentary units. Tertiary volcanism and high-angle faulting characterize the north-northwest trending Sleeper Rift.
     The area around and including the 10-Mile Hills is underlain primarily by Upper Triassic metasedimentary rocks that are overlain by a Tertiary volcanic section of tuffaceous rocks and basaltic flows. The oldest of the Triassic metasedimentary rocks belong to the Winnemucca Formation, which is present at Winnemucca Mountain east of Sandman and at Little Tabletop Mountain just south of Sandman. The Winnemucca Formation at Winnemucca Mountain consists of calcareous shale, thin-bedded to massive carbonates, calcareous sandstone, shale and slate, and feldspathic quartzite. At Little Tabletop Mountain it includes limestone, phyllite, sandstone, and quartzite.
     An unnamed unit overlies the Winnemucca Formation and consists of quartzite, phyllite and phyllitic shale. It is characterized by a lack of calcareous beds and may correlate with the O’Neill Formation as described below.
     Above this unnamed unit in the western Krum Hills and 10-Mile Hills lies the Upper Triassic Raspberry Formation, which in this area is made up of phyllitic shale with subordinate feldspathic quartzite and carbonate beds plus rare chloritized volcanic rocks. In the Krum Hills, the Raspberry Formation is at least 7,000 to 8,000 feet thick. Overlying the Raspberry Formation in parts of the 10-Mile Hills and Krum Hills is the pre-Late Tertiary, possibly early Tertiary, Pansy Lee Conglomerate, which includes pebble conglomerate and sandstone with subordinate cobble conglomerate, sandstone, and siltstone. The formation is 400 to 500 feet thick at the crest of the Krum Hills. Granodioritic intrusions are present in the region but are undated. They are thought to be Cretaceous and/or Tertiary in age, but gneissic textures in some of the stocks indicate that at least some of the intrusions may have been syntectonic. Diorite east of Sandman on Winnemucca Mountain and gabbro southwest of Sandman at Blue Mountain are thought to be Jurassic-Cretaceous in age. Tertiary basalt and andesite with local rhyolite or sedimentary rocks at the base make up much of the area between the Krum Hills on the east and Blue Mountain on the west of Sandman.
     The earliest positively identified deformation in the Krum Hills-10-Mile Hills area is tight isoclinal folding and thrust faulting with overturning folds toward the southeast. Younger high-angle faulting offsets the Tertiary rocks.
     Sandman lies along the north-northwest-trending eastern margin of the Sleeper or King River Rift. The Sleeper Rift consists of a regional aeromagnetic and gravity linear that extends from the Idaho border to the Sleeper gold mine, located 14 miles north-northwest of Sandman, through Sandman and the Goldbanks gold deposit, which lies 30 miles to the south-southeast of Sandman. Much of the property area is covered by windblown sand deposits and Late Tertiary to Quaternary basalt. Mapping, exploration drilling, and extensive shallow auger drilling through the sand indicate that most of the sand and basalt in the project area are underlain by a section of Tertiary tuffaceous rocks and andesite, which in turn overlie Late Triassic to early Jurassic metasedimentary clastic and subordinate carbonate rocks.
     The Southeast Pediment, Silica Ridge, North Hill, and Abel Knoll gold-silver mineralization at Sandman are classified as low-sulfidation, quartz-adularia, epithermal deposits. The mineralization is hosted by Tertiary volcanic rocks, primarily in tuffaceous units, andesite porphyry, tuffaceous sedimentary units, and basalt. Northwestern Nevada contains a number of similar middle Miocene gold-silver deposits that occur in silicic volcanic or subvolcanic rocks, including the Sleeper, 10-Mile, National and Hog Ranch deposits. The abundance of adularia and relative paucity of silicification associated with much of the Sandman mineralization compares more closely to the mineralization type at the Round Mountain mine located to the south in Nye County, Nevada.
     The mineralization at the Southeast Pediment is controlled by a north-striking and moderately west-dipping fault, the contacts of an andesite porphyry body, and shallowly dipping porous beds of tuffaceous rocks. Adularia-quartz zones with high-grade gold mineralization grade outward into lower-grade zones with argillic alteration. Mineralization at Silica Ridge is hosted by tuffaceous rocks, basalt, and andesite and is associated with quartz-adularia-pyrite alteration that grades outward to argillic alteration with anomalous gold. A north-striking east-dipping fault and the contacts of an andesitic dike appear to be the principal controls of the gold mineralization. At North Hill, the primary controls of mineralization are low-angle contacts between andesite porphyry sills and tuffaceous wall rocks. Additional mineralization is associated with high-angle andesite porphyry dikes. Abel Knoll mineralization is hosted in a polylithic breccia, interpreted to be a steeply plunging diatreme, and its tuffaceous wall rock. Higher-grade gold mineralization at Sandman typically occurs in structurally controlled lens-shaped pods, while lower-grade mineralization displays good continuity.

          Gold resources at the Southeast Pediment, Silica Ridge, North Hill and Abel Knoll deposits are summarized as follows.2

	SANDMAN GOLD RESOURCES - MAY 2007

	MEASURED			INDICATED			MEASURED & INDICATED
		Grade	Au		Grade	Au		Grade	Au
DEPOSIT	Tons	(oz Au/ton)	Ounces	Tons	(oz	Ounces	Tons	(oz Au/ton)	Ounces

Southeast Pediment Total	644,000	0.070	45,300	1,300,000	0.034	44,500	1,944,000	0.046	89,800
North Hill	387,000	0.037	14,400	2,684,000	0.029	78,400	3,071,000	0.030	92,800
Silica Ridge	511,000	0.032	16,200	1,382,000	0.028	39,000	1,893,000	0.029	55,200
Abel Knoll	168,000	0.037	6,200	957,000	0.029	27,900	1,125,000	0.030	34,100

TOTALS	1,710,000	0.048	82,100	6,323,000	0.030	189,800	8,033,000	0.034	271,900

		INFERRED
		Grade	Au
DEPOSIT	Tons	(oz Au/ton)	Ounces

Southeast Pediment Total	109,000	0.026	2,800
North Hill	294,000	0.021	6,200
Silica Ridge	518,000	0.014	7,400
Abel Knoll	497,000	0.043	21,600

TOTALS	1,418,000	0.027	38,000

Note:	0.010 oz Au/ton cutoff for Abel Knoll, North Hill, and Silica Ridge.
0.010 oz Au/ton cutoff for Southeast Pediment above 4,200 ft elevation.
0.020 oz Au/ton cutoff for Southeast Pediment below 4,200 ft elevation.

		SANDMAN GOLD RESOURCES - MAY 2007

	MEASURED			INDICATED			MEASURED & INDICATED
		Grade	Au		Grade	Au		Grade	Au
DEPOSIT	Tonnes	(g Au/t)	Ounces	Tonnes	(g Au/t)	Ounces	Tonnes	(g Au/t)	Ounces

Southeast Pediment Total	584,000	2.41	45,300	1,179,000	1.18	44,500	1,763,000	1.58	89,800
North Hill	351,000	1.28	14,400	2,435,000	1.00	78,400	2,786,000	1.04	92,800
Silica Ridge	463,000	1.08	16,200	1,254,000	0.97	39,000	1,717,000	1.00	55,200
Abel Knoll	152,000	1.27	6,200	868,000	1.00	27,900	1,020,000	1.04	34,100

TOTALS	1,550,000	1.65	82,100	5,736,000	1.03	189,800	7,286,000	1.16	271,900

		INFERRED
		Grade	Au
DEPOSIT	Tonnes	(g Au/t)	Ounces

Southeast Pediment Total	99,000	0.88	2,800
North Hill	267,000	0.72	6,200
Silica Ridge	470,000	0.49	7,400
Abel Knoll	451,000	1.49	21,600

TOTALS	1,287,000	0.92	38,000

Note:	0.34 g Au/t cutoff for Abel Knoll, North Hill, and Silica Ridge.
0.34 g Au/t cutoff for Southeast Pediment above 1,280 m elevation.
0.69 g Au/t cutoff for Southeast Pediment below 1,280 m elevation.
     A cutoff of 0.010 oz Au per ton (0.34 g Au/t) was chosen to reflect mineralization potentially available to open-pit extraction and heap-leach processing, and MDA believes that this cutoff is reasonable for the reporting of the Southeast Pediment mineral resources above an elevation of 4,200 feet (1,280 metres), as well as all of the Silica Ridge, North Hill and Abel Knoll resources. Southeast Pediment

[2]	Mineral resources have been estimated by MDA in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators’ NI 43-101. The mineral resources expressed in the tables above are based on the technical reports prepared by MDA entitled “Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA” dated November 1, 2007. See a copy of the report on SEDAR at www.sedar.com. The cut-off grade (expressed in ounces of gold per ton) for the Sandman project measured, indicated and inferred resources is 0.01 for all of the shallow deposits and 0.02 for the deeper zones at the Southeast Pediment deposit. The likelihood of any conversion of mineral resources to mineral reserves may be affected by various metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other issues.

mineral resources below 4,200 feet (1,280 metres) may be subject to higher extraction costs, or lower recoveries, and therefore are reported at a cutoff of 0.020 oz Au/t (0.69 g Au/t).
     In 2006, the Corporation completed a drilling program at the Sandman Property at a total cost of approximately US$2,000,000. The drilling expanded mineralization at the Southeast Pediment, Silica Ridge and North Hill deposits, both laterally and at depth. Additionally, there was a new discovery of high-grade gold mineralization at Abel Knoll. The drilling program included 170 holes with total footage exceeding 60,000 feet. The 2006 program advanced the Sandman Property to four deposits with quantifiable resources and significant upside potential.
     The Abel Knoll deposit was discovered in 2006 with vertical hole AK06-2, which encountered 420 feet of continuous gold mineralization from 245 to 655 feet with an average grade of 0.087 oz Au/t. This interval includes two higher grade zones of 0.397 oz Au/t between 350 and 375 feet and 0.192 oz Au/t between 535 and 635 feet. Drilling advanced the Abel Knoll target to a deposit with a quantifiable resource with some upside potential. The drilling revealed a steeply-dipping, pipe-shaped mineralized breccia body that is roughly 400 feet long in an east-west direction, 250 feet wide in a north-south direction, and 600 feet deep. Near the end of the 2006 drilling program, holes tested an inferred east-west structural trend to the east of the mineralized breccia body. The holes encountered mineralization and discovered a new and apparently separate mineralized zone. The 2007 drilling program at Abel Knoll focused on defining this eastern zone.
     In 2007, 28 RC drill holes with a total footage of 16,115 feet, and one 639-foot deep core hole were drilled, mostly in the eastern zone. At the end of the 2007 program, drilling indicated that the zone is at least 700 feet long east-west, 500 feet wide north-south, and has a drilled depth range locally from the surface to over 500 feet. Mineralization is hosted in Tertiary volcanic rocks and the underlying Triassic phyllite and feldspathic quartzite section. The eastern zone contains numerous thick low-grade drill intercepts approaching 100 feet thick with local thin intercepts of high grade. Towards the end of the 2007 program, an area was tested with continuous higher grade zones. Angle hole AK07-41 encountered 50 feet of 0.098 oz Au/t between 115 and 165 feet. Hole AK07-48 encountered 100 feet of 0.050 oz Au/t between 255 and 355 feet.
     A total of 22 RC drill holes with a total footage of 8,540 feet were also drilled in 2007 to test district targets, mostly in the Windmill Hill area and at the Sandbowl anomaly. Fifteen of the holes were drilled in the Windmill Hill area where the location of andesite dikes correspond with anomalous gold soil anomalies. All 15 of the holes encountered strongly anomalous gold mineralization. The best results are from the South Windmill target. Hole SW07-1 intercepted 15 feet of 0.060 oz Au/ton at the bottom of the hole between 420 and 435 feet. This mineralization is hosted in an andesite dike. Hole SW07-3 intercepted 10 feet of 0.024 oz Au/ton between 205 and 215 feet, also hosted in andesite dike. Hole SW07-2 intercepted 10 feet of 0.013 oz Au/t between 10 and 20 feet hosted in tuffaceous rock. Four holes were drilled at the Sandbowl target, and all encountered strongly anomalous gold mineralization. Hole SB07-1 intercepted five feet of 0.016 oz Au/ton between 205 and 210 feet, SB07-3 intercepted five feet of 0.011 ozAu/t between 275 and 280 feet, and SB07-4 intercepted five feet of 0.029 oz Au/t between 195 and 200 feet.
     Exploration on the Sandman project was initiated in February 2008 by Newmont to continue developing and exploring the Sandman project under the terms of the LOI. The project had a 2008 budget of US$3,000,000 to be partitioned as to US$2,000,000, to development drilling on primarily the Southeast Pediment and Silica Ridge Resource areas and as to US$1,000,000, to exploration. The exploration program included comprehensive airborne and ground geophysics as well as geology, rock and soil geochemistry to fill in areas and expand upon historical work of Fronteer and NewWest. The final joint venture agreement between Newmont and Fronteer was signed on June 1, 2008. For further details concerning this agreement, please see the section entitled “Material Contracts” below.

     Newmont also completed a total of 37 diamond drill core holes which were distributed as 34 holes totaling 2,546 metres at Southeast Pediment and 3 drill holes totaling 290 metres at Silica Ridge. These holes were drilled as P or H sized and whole core was assayed at American Assayers in Reno, Nevada. The large sized core was used to facilitate confirmation and continuing metallurgical studies on the low sulphidation quartz-adularia style of gold mineralization hosted in these deposits. The drilling was successful in intersecting medium- to high-grade gold mineralization at the Southeast Pediment. Significant assays include 26.19-metre grading 2.58 g/t gold, including 1.68-metre grading 25.78 g/t gold and 12-metre grading 2.24 g/t gold including 1.43-metre grading 10.55 g/t gold. Initial cyanidation of equivalent metallic screened gold fire assay intervals indicates a gold solubility of approximately 80% to 95%.
     Except as noted below, Fronteer and MDA do not possess any meaningful information regarding the sampling methods and sample handling employed during the various drilling campaigns at the Sandman Property prior to 2000. Additionally, Fronteer and MDA are unaware of the details regarding core sampling methods and core recoveries prior to 2006.
     RC samples from all Sandman drilling programs were collected on 5 foot intervals with the exception of five Kennecott holes and three WSMC holes. These holes were either drilled outside of the three Sandman deposit areas, or in areas where no significant mineralization was thought to occur, and were sampled at 10 foot intervals. With respect to core drilling conducted following 2006, Kennecott core was sampled at an average length of 5.1 feet, while WSMC core holes were samples at 2.1 foot intervals, on average.
     Information on RC sampling methods employed prior to 2000 is restricted to WSMC’s 1996 and 1997 drilling programs. A total of 227 RC holes were completed in this time period with more than half of the RC holes drilled in the Southeast Pediment, Silica Ridge, and North Hill deposit areas. Cuttings from this drilling were collected over 5 foot intervals by the drillers. An independent consultant was solicited to investigate sample splitting size at the drill rig and to investigate sample preparation and assaying techniques in mid-1996. The resulting study indicated that a 1/8th split at the drill rig should sufficiently represent the interval. Two 5- to 10-pound sample splits were collected at the drill rig; one sample was sent for assaying and the other was retained by WSMC as a reject sample. A rotary splitter was used for wet drilling intervals. Each assay interval was logged by a geologist, who recorded information such as rock type, alteration, and degree of sulfide oxidation.
     The WSMC and NewWest 2000 through 2007 drilling programs used essentially the same drilling and sampling procedures. The holes were started by drilling dry with water injection initiating immediately after the hole was successfully collared in order to conform with air quality regulations. Most of the drill samples were therefore derived from wet drilling and were split using a rotary splitter. The wet-sample splitting was designed to fill 20 x 24 inch cloth bags without overflow. A backup (rig-duplicate) split was collected in 10 x 17 inch olefin bags through 2005; all later rig splits were collected in 20 x 24 inch cloth bags. The few dry samples collected were split using a Jones splitter to fill two 10 x 17 inch bags. Gel and/or bentonite were added to the water injection when high-water flows were encountered near the bottom of some holes as well as in broken ground to stabilize some holes. Sample recovery was reported by WSMC to be generally good except for certain (relatively few) intervals where “very-poor” or “poor recovery” was record in the logs.
     The possibility of contamination of drill samples with mineralized material from higher in the hole is a concern with RC drilling, especially in cases such as Southeast Pediment and Abel Knoll where some mineralized intervals lie below the ground water table. While certain indications of down-hole contamination have been shown to be present in a total of six holes, definitive RC contamination is difficult to establish at Southeast Pediment, as the geology of the suspected high-grade source of contamination is in many cases the same as the possible contaminated interval.

     Few details with respect to the sample preparation and analyses are known regarding pre-2000 drilling programs carried out at Sandman. Based on available drill hole logs and assay certificates, as well as discussions between MDA and WSMC personnel, it is known that certain samples obtained during this period were assayed by various independent laboratories. Each of these parties primary relied on the use of fire assaying techniques with an AA or gravimetric finish. Certain selected samples were also subjected to cyanide soluble assays of varying lengths. In addition, one laboratory analyzed samples from 12 WSMC holes by use of screen-fire assaying methods, two-hour cyanide shake tests and two-acid digestion silver analyses. Four-acid digestion silver analyses were also run on at least one hole for each deposit. Check assaying was performed by another laboratory on samples from the 2002 to 2006 programs.
     While unaware of the operative sample security protocols associated with any drilling programs prior to 2000, Fronteer does have some knowledge with respect to operations conducted between 2000 and 2007 by predecessor companies.  During this time period, Fronteer understands that certain specified security control protocols were adhered to, and is unaware of any security problems during the drilling programs.  Since the signing of the joint venture and option agreement with Newmont in June 2008, the sample security protocols for Sandman have now become the responsibility of Newmont as the project operator.  As reported to Fronteer by Newmont, all recent drill composites are now calculated using a cut-off of 0.30 grams per tonne, all drill intersections are reported as drilled thicknesses, all reverse circulation cuttings were sampled on 5.0 feet. (1.52 metre) intervals, and all core is sampled at geologically selected intervals.  All drill samples are assayed by an independent laboratory in Sparks, Nevada, for gold by fire assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 grams per tonne Au, such samples are re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data is utilized in calculating gold intersections. QA/QC includes the insertion of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS. All data, as reported to Fronteer by Newmont including sampling, analytical and test data, has been reviewed by the Corporation’s designated “qualified person” for the project.
     Bottle roll, column leach, and some gravity concentration tests have been undertaken on trench and drill-hole samples from the Southeast Pediment, Silica Ridge, North Hill and Abel Knoll deposits. The bottle roll and column data indicate that the gold mineralization tested is amenable to direct cyanidation. The data consistently show that cyanide extractions increase with decreasing particle size for the samples tested. Samples that were pulverized to -100 mesh yielded an average gold extraction of approximately 94.3%, while RC drilling chip samples tested at the ‘as-received’ size and samples crushed to -0.25-inch yielded an average gold extraction of approximately 77.8%. There is no clear relationship between the cyanide extractions and gold grades of the head samples, although there is some evidence that samples with higher head grades require a longer leach time to achieve comparable extractions. Cyanide consumptions and lime requirements are low to moderate.
     Based on the success of the 2008 program, a 2009 budget for continued exploration was designed and approved and was initiated in early January 2009 by Newmont. This estimated budget is currently US$5,000,000. The drilling has been updated to include 35 development core holes at the Southeast Pediment, 21 development core holes at Silica Ridge, and 10 of the 15 proposed property wide exploration holes. To aid in this exploration, down hole geophysics will also be utilized in addition to orientated core observations. This drilling will be completed utilizing two core and one reverse circulation drill rig.
     Drilling commenced in mid-January 2009 and has completed 30 holes to the end of February for approximately 7,000 feet to date. Not all of the 2008 exploration targets identified from the geochemical and geophysical surveys can be drilled in 2009 due to permitting restrictions. The planned drilling of 10 exploration holes are scheduled to be completed during the first quarter of 2009. Exploration target areas anticipated to be tested in 2009 include Able Flat, Rembrandt, the Southeast Pediment, the North Pediment, North Windmill and the Northeast Pediment. Also planned for the 2009 program are various ground water flow tests and water sampling from existing and to-be-completed water test wells/drill holes. This work will include evaluation of potential production water well sites.
     Reclamation of surface disturbance created in the course of mineral exploration is the only environmental liability at the Sandman project. The gentle topography at Sandman allows for access to most drill sites by overland travel; and road and drill pad construction is not necessary at most sites. Sumps to contain drill cuttings and fluids have been excavated at each drill site. Other exploration surface disturbances include several exploration trenches and a small test pit at the Southeast Pediment deposit.
     Financial assurance has been provided to the BLM by Newmont to cover the costs to reclaim these sites. The aggregate reclamation bond for the exploration surface disturbance in the four deposits and at other mineral targets within the Sandman project on public land is US$75,875, which has been funded by Newmont. Assurance in the amount of US$85,000 has also been provided by the Corporation to the BMRR to cover the costs of reclaiming the Southeast Pediment test pit and the other exploration features on private land at this deposit, and US$17,000 for reclamation of the exploration features on private land at the Abel Knoll deposit. Further details regarding the Sandman Property are available in the updated technical report entitled “Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA”, dated November 1, 2007, prepared by Michael M. Gustin, R. P. Geo., George Lanier and Jim Ashton, P.E., available on SEDAR at www.sedar.com.
Zaca Property, California
     The Zaca Property is located in Alpine County, California, about 70 miles south of Reno, Nevada in the Toiyabe National Forest. Access to the Zaca Property from Markleeville is via California State Highway 89 and the Loope Canyon Road, which provide access to an extensive network of USFS roads and company drill roads that traverse the entire property.
     The project area has a climate typical of the east slope of the Sierra Nevada. The bulk of the precipitation falls as snow (approximately 70% to 80%) and averages 35 inches per year at Markleeville (elevation 5,500 feet), and 16 inches per year at Woodfords (elevation 5,700 feet). There is no specific data available for the project area. Operations can take place throughout the year, but leaching may be hampered or slowed because of freezing temperatures. Snow removal is necessary during winter months, especially in north-facing areas, and both Monitor Pass and Highway 4 are often closed during the winter months. Vegetation is relatively sparse and consists predominately of scattered pine, juniper, fir and sagebrush.
     Elevations in Alpine County range from 5,000 to 11,000 feet above sea level. Colorado Hill, where the Zaca project site is located, ranges in elevation from 6,000 to 7,000 feet.
     The town of Markleeville, located approximately 4.5 miles to the northwest of Zaca, is the nearest population centre to the project. According to a report generated prior to Fronteer’s acquisition of its interest in the Zaca Property, there is sufficient room for a mining operation, although power is not available on the property. Water for any mining operation would have to be developed from groundwater resources or purchased from downstream users. Although there may be some people within the confines of Alpine County that may be interested in seeking employment with a future mining operation at Zaca, the majority of employees would need to come from the Minden-Gardnerville area or Carson City, Nevada, due to a shortage of affordable housing alternatives in Alpine County. There are currently no mining facilities on the Zaca Property.
     The Zaca project consists of 177 contiguous unpatented lode mining claims covering 2,834 acres and four patented mining claims covering 153 acres. Title to the property was verified in an independent title report that was commissioned by NewWest, completed in June 2005, and supplemented most recently in July 2007.
     The project is held 100% by New Zaca LLC, a wholly-owned subsidiary of Western States Minerals Corporation, and is in turn leased to the Corporation on an annual basis. The project is also subject to three underlying royalty agreements. There is a 5% NSR royalty payable to Kennecott on the Loope claims, with the exception of Loope 143 to 146 claims, on which the royalty payable to Kennecott is a 2.5% NSR royalty. The combined royalty payable to Kennecott is capped at US$2,000,000. In the event that the Corporation abandons any of the original Loope claims and Kennecott does not exercise its option to retain them, if the Corporation re-stakes the ground within five years of giving Kennecott notice, the royalty will apply to the new claims. There is also a 5% NSR royalty payable to US Precious Metals, Inc. (previously Baker Resources USA, Inc.) on the Flint patent, the Jean claims #1-10 and the Red Gap, Red Gap No. 1, Red Gap No. 2 and Red Gap Annex claims. This royalty applies after all acquisition, exploration and development costs are recovered. The mineral resources reported in this section of the AIF lie on lands that are also subject to the 3% NSR royalty payable to Zaca Resources discussed elsewhere in this AIF.
     The Zaca project lies in the Monitor-Mogul Mining District, which is located in the north-trending Monitor Range. The range is at the western edge of the Basin and Range Province, bounded to the west by the Sierra Nevada Province. The district falls within a large block of volcanic and shallow intrusive rocks. The volcanic rocks are dominantly andesite flows, and intrusive stocks and pipes of rhyolite, andesite and dacite have been emplaced within the flows. The oldest of the andesitic flows has been dated at approximately 12.5 million years. These flows are in excess of 4,000 ft thick and lie directly on the granitic rocks of the Sierra Nevada Batholith in a fault block that has been dropped down on the east side of the Sierra Nevada.
     Defined gold resources lie within Colorado Hill, which is in an area dominated by a group of four subvolcanic rhyolite pipes. The pipes have a north-south alignment and intrude Late Miocene Goskey Canyon Andesite. The most prominent pipe is the Pliocene Zaca Rhyolite, which occurs as a composite pipe of flow-banded rhyolite partially surrounded by locally stratified tuff breccia. The Zaca Rhyolite and breccias are hydrothermally altered.
     The main zone of gold and silver mineralization and essentially all of the defined resources at the Zaca project lie within the Zaca Rhyolite. The mineralization and alteration in the Zaca deposit are typical of intermediate-sulphidation epithermal systems. The precious metals mineralization has 2,000 ft of known vertical extent and is open at depth. The predominant metal-bearing minerals are pyrite, argentite, freibergite, proustite-pyrargyrite, sphalerite, huebnerite, galena and electrum. Free gold (electrum) occurs as grains averaging 5 microns in diameter and is found mainly in fractures associated with pyrite, proustite-pyrargyrite, or freibergite. The gold is rarely surrounded by silica minerals. Although the structures within the Zaca Rhyolite do not show major offset, they do partially control the mineralization. Red and brown clay similar to that found in these structures is present in many near surface fractures and open spaces within the Zaca Rhyolite. The West Fault has a known strike length of over 1,000 feet through surface and underground mapping and drilling. All of the past production at Zaca has come from the east side of this fault, whereas most of the mineralization defined by recent drilling of the Zaca deposit is on the west side. The East Fault is the only one of these major structures that extends to the rhyolite contact, offsetting it 25 to 30 feet. The Stewart Fault is continuous for at least 650 feet within the Zaca deposit and forms a “hanging wall fault” to some of the mineralization. These three main structures in the Zaca Rhyolite are characterized by 2 to 6 inches of white, brown or red clay filings (possibly illite).
     The most common mode of mineral occurrence is as fracture fillings (about 1/16 inches wide), most of which are cooling joints. Additional modes of occurrence include wider, irregular veins; disseminations in the rhyolite; in pockets, chimneys and clay (possibly illite) seams; and in fold-like contortions of the foliated rhyolite. Apart from some of the high-grade pockets and chimneys, grade is believed to be controlled primarily by fracture density and the thickness and contents of the fractures.
     Kaolinite in unoxidized rock forms a halo or cap associated with the mineralization. Quartz-sericite-illite alteration is most intimately associated with the mineralization. Quartz and locally sericite are present as gangue in mineralized fractures. Alteration envelopes of quartz and sericite, typically several inches wide, may be present adjacent to some of the wider mineralized fractures.
     Mineralization within the Zaca deposit is localized: (1) in and adjacent to clay-filled (illite?) faults/cooling joints; (2) in bulges in the rhyolite contact; and (3) in association with multiple chill margins. By far, the majority of the mineralization is found as large, irregularly-shaped zones adjacent to clay-filled faults/cooling joints. The high-grade production from the 1960s and 1970s was dominantly mined from irregular, near-vertical to steeply-inclined slopes. The main mineralized body is football to cylinder-shaped, is roughly 2,000 feet long, and plunges 45º towards 140º. There is one principal mineralized zone within the Zaca deposit, and two significantly smaller satellite zones.
     Silver was discovered in Monitor Canyon in 1857. Many of the mines in the district were located and commenced operations in the four to six years following the discovery. The mines were operated intermittently by a number of different owners until 1921. Siskon Corporation began to consolidate the district and reactivated some of the old mines for a short period of time during the 1930s. The various mines on Colorado Hill became known collectively as the Zaca mine. Between the late 1950s and 1981, the property was leased to a small miner who maintained intermittent production. Companies involved in exploration of Colorado Hill and the surrounding district in the 1960s to 1980s included W. S. Moore Co., Parnasse Co., Standard Slag Company, Bear Creek Mining Corporation, Homestake Mining Company, FMC Corp., California Silver, Ltd. (and its U.S. subsidiary California Silver, Inc.) (“California Silver”) and Baker Resources USA, Inc. (later US Precious Metals, Inc.) (“Baker Resources”). Their activities included mapping surface geology, geochemistry, geophysics, core and reverse circulation drilling, reopening of underground workings for sampling and mapping, environmental assessment studies, a pre-feasibility study, and a 1,500-ton pilot heap-leach amenability test. The reliability of data and results generated by certain of these previous exploration activities is in many cases insufficiently reliable for Fronteer’s purposes, and in such cases Fronteer has not relied on the data and results. Furthermore, in many cases these activities were undertaken in areas distinct from the current deposit area under exploration and are thus of limited utility.
     Records of the production from the Zaca mine are not complete, although a compilation of known data from the State of California, the U.S. Bureau of Mines, and other reports shows production of 97,810 tons containing 16,404 oz Au and 728,275 oz Ag, which give average grades of 0.168 oz Au/ton and 7.45 oz Ag/ton, respectively.
     WSMC entered an earn-in option with California Silver in 1989. WSMC subsequently acquired the remaining interest of California Silver in 1990, as well as Baker Resources interest. WSMC conducted certain RC drilling activities on Colorado Hill in 1990. A small drilling program was also conducted on the Morning Star Mine area in 1995. WSMC assigned its entire interest in the project to an associated company, Zaca Resources, in 1995. During 1996 and 1997, significant RC drilling programs were completed by Zaca Resources on Colorado Hill and a few additional holes were also drilled in outlying target areas.
     Previous drilling operation undertaken by Califonia Silver included 99 RC drill holes and 44 diamond drill core holes. The RC drill holes were generally 5 to 5 1/2 inches in diameter and were drilled dry whenever possible. None of the RC holes encountered significant quantities of water, however the clay content occasionally required the injection of water during drilling.. During California Silver’s drill programs the collar locations of all drill holes were transit surveyed and, where possible, down-hole surveys of the deeper holes were made. No written procedures for the drilling and logging by WSMC or Zaca Resources have been found.
     No written procedures for the drilling and logging by WSMC or Zaca Resources have been found. In respect of the RC drilling undertaken by WSMC, drill bits were generally 4 to 4 1/2 inches in diameter. Despite the lack of written documentation, because of the general agreement between WSMC/Zaca Resources, RC drill holes and nearby California Silver holes, Fronteer and the third-party consultants retained thereby are of the opinion that the WSMC and Zaca Resources drilling programs sufficiently complied with industry standard practices and that the data generated by WSMC and Zaca Resources are sufficiently reliable. There is no written documentation of how WSMC and Zaca Resources established drill hole collar locations. WSMC and Zaca Resources reportedly established a network of surveyed stations on Colorado Hill using a professional surveyor and the geologist used a Lietz T1 surveying instruments to locate the location of the collar with respect to the nearest survey station. Fronteer is of the opinion that the locations of the drill holes can be relied on. Down-hole surveys were done on some of the deepest holes.
     Both California Silver and WSMC/Zaca Resources performed metallurgical test-work on the Zaca deposit between 1981 and 1997. Some of the work was done by independent labs under contract and some of it was done in-house. Much of the sampling and assaying on the Zaca Property was done prior to the adoption of requirements for formal QA/QC by securities regulatory authorities. Nevertheless, much of the sampling and assaying of the Zaca deposit was done using sound and documented engineering practice and procedures that (subject to the exceptions noted) has been relied on confidently by Fronteer and third-party contractors retained thereby.
     For RC drilling, California Silver’s sample procedures generally encompassed sampling intervals of 5 feet wherever possible, although in suspected unmineralized areas this was increased to 10 feet. This practice was based on standard industry practice at the time. Samples were generally passed through a cyclone and split, with 1/8th of a sample being collected for assay purposes. Typically samples were retained at the core shack located on the property and given an opportunity to dry if necessary.
     Apart from two holes in which RC sample contamination may have occurred, no significant problems were identified with samples derived from RC drilling operations.
     For diamond drilling a geologist logged the core and designated the sample interval for assaying based on geology. Sample intervals were generally less than 10 feet. The core was then split lengthwise with a knife-type core splitter, and half was placed in a sample bag for assay. The other half was put back in the core box and kept as a permanent record, unless it was later needed for metallurgical testing.
     Certain underground samples were taken from pre-existing workings, with the relevant sample interval generally being 5 feet. Most samples were taken from the ribs of existing workings, however occasionally back samples were collected. Samples collected included chip samples (obtained by use of pneumatic chipper) and muck/face samples where appropriate.
     During 2004 to 2005, a soil-sampling program was undertaken on the Zaca site, with 5 to 10 pound samples being taken using a small spade from below the organic horizon on a nominal 300 x 700 feet grid.
     Although there have been a few tests to determine the technical feasibility of recovering the gold and silver values by flotation, the majority of the test-work has been directed to determining and optimizing the parameters to recover the values using heap leaching. Metallurgical test-work culminated in a pilot-scale heap-leach test on a 1,500 ton bulk sample, the results of which were as follows:

•	For material crushed to -1/4 inch, gold recovery is expected be approximately 65% and silver recovery is expected to be approximately 45%. High-grade silver values (many ounces/ton) may have different mineralogy and the silver recovery may be significantly lower, but additional test-work on fresh samples would be necessary to determine what recovery should be expected. This potential problem, which affects a small portion of the deposit, may be compounded by the presence of manganese in the form of rhodochrosite.

•	Preliminary tests show that gold recoveries may be significantly improved through the use of a Barmac crusher or high-pressure grinding rolls, which are more effective at liberating the mineralization. Additional test-work including a bulk sample test would be necessary to confirm this.
     There is no written documentation in respect of the sample preparation procedure used by the independent commercial labs that performed the assaying relating to the California Silver, WSMC or Zaca Resources drilling and sampling programs. Notwithstanding this lack of documentation, Fronteer and MDA view the assay data retrieved from these sampling operations as sufficiently reliable. Assaying procedures for all drilling used in the resource estimation generally entailed initial fire extraction followed by a nitric acid digestion of the bead and an AA determination. In some cases where values >0.100 oz. Au/t were obtained by this method the sample was rerun using a fire extraction followed by a gravimetric determination.
     Core samples obtained by California Silver were secured in a locked core shack, that was also behind a locked gate. Certain RC drill samples obtained by California Silver were temporarily stored outside of the core shack in order to dry, and in many cases these samples would be returned to the core shack at the termination of each shift.
     The security protocols of WSMC and Zaca Resources are not known. However, Fronteer and MDA are of the opinion that the results associated with the drilling by these companies are sufficiently reliable.
     Where possible, data verification procedures including database audits, check samples, check assays, twin hole/nearby sample comparisons and sample recovery analysis, were implemented in conjunction with previous sampling activities. In no instances did these procedures bring to light any material deficiencies with the data relied upon by Fronteer and MDA.
     The estimated measured, indicated, measured and indicated, and inferred resources based on gold equivalent cutoffs at Zaca are given below.3 MDA has tabulated the resource based on a calculated gold equivalent grade to fairly represent the in situ metal content from the two overlapping metal distributions. The silver to gold ratio is 67 or the equivalent of a $400 gold price and $6.00 silver price. No metallurgical recoveries were used to modify the ratio. There is no guarantee that any or all of the resources will be converted to reserves, and various metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors could affect the likelihood of any conversion. However, based on historic work and prior economic studies, we currently anticipate that a good portion of the resource should be converted to reserves.

[3]	Mineral resources have been estimated by MDA in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators’ NI 43-101. The mineral resources expressed in the tables below are based on the technical report entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA” prepared by MDA as at November 1, 2007, available on SEDAR at www.sedar.com. Gold equivalent calculated at gold-silver ratio of 67:1. The cut-off grade for the Zaca project measured, indicated and inferred resources is 0.01 ounces of gold equivalent per ton.

Zaca Classified Gold and Silver Resources (November 1, 2007)
Measured Resources

Cutoff	Tons	Grade	Ounces	Grade	Ounces	Grade	Ounces
(oz AuEq/t)		(oz AuEq/t)	Gold Eq.	(oz Au/t)	Gold	(oz Ag/t)	Silver

0.010	8,097,000	0.029	236,000	0.019	151,000	0.704	5,700,000

Indicated Resources

Cutoff	Tons	Grade	Ounces	Grade	Ounces	Grade	Ounces
(oz AuEq/t)		(oz AuEq/t)	Gold Eq.	(oz Au/t)	Gold	(oz Ag/t)	Silver

0.010	18,730,000	0.025	464,000	0.014	266,000	0.707	13,242,000

Measured & Indicated Resources

Cutoff	Tons	Grade	Ounces	Grade	Ounces	Grade	Ounces
(oz Au/t)		(oz Au/t)	Gold Eq.	(oz Au/t)	Gold	(oz Ag/t)	Silver

0.010	26,827,000	0.026	700,000	0.016	417,000	0.706	18,942,000

Inferred Resources

Cutoff	Tons	Grade	Ounces	Grade	Ounces	Grade	Ounces
(oz AuEq/t)		(oz AuEq/t)	Gold Eq.	(oz Au/t)	Gold	(oz Ag/t)	Silver

0.010	329,000	0.033	11,000	0.018	6,000	1.033	340,000

     From 2004 through 2006, costs of approximately US$264,000 were incurred in connection with the exploration of the Zaca Property. These costs were associated with the limited soil sampling program conducted in 2004 to 2005. Minimal work was carried out in 2007 and 2008.
     The USFS is currently conducting a CERCLA “non-time critical removal (remediation) action” at the Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative program for an estimated cost of between US$1,500,000 to US$2,000,000. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Property, all of which pre-date the Corporation’s acquisition of a leasehold interest in the property. The cleanup efforts are being administered by the USFS. To-date, the USFS has not sought contribution from the Corporation and the Corporation currently does not believe it will do so. Additionally, there is a limited possibility that the USFS may, at some point in the future, request Fronteer to contribute to the remediation costs associated with an infiltration basin and water retention structure built on lands over which the USFS was granted an easement by NewWest in March 2007.
     The Corporation currently has minimal plans for exploration or development of the Zaca Property in 2009. The currently estimated budget for Zaca for 2009 is approximately US$30,000, mainly consisting of holding costs. The Corporation anticipates conducting additional engineering studies and currently plans to resume regional exploration at Zaca in 2010. No budgets have yet been developed for this anticipated work program.
     Further details regarding the Zaca Property are available in the updated technical report entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA”, dated November 1, 2007 prepared by David J. Griffith, P. Geo., R.G., and Steven Ristorcelli, R.P. Geo., available on SEDAR at www.sedar.com.

Aği Daği Property, Turkey
     The Aği Daği Gold Property is located about 50 kilometres southeast of Çanakkale near the town of Çan on the Biga Peninsula of northwestern Turkey. It is situated on a 5 km long, northeast-trending topographic high the elevation of which varies from greater than 900 metres at the southwest end to about 700 metres at the northeast end. The property can be reached from forestry roads from the town of Çan. The exploration project is operated from a year-round camp in the village of Sogutalan at the base of the Aği Daği project area.
     The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. The average annual temperature is 17.6º C, and the annual rainfall is approximately 700 millimetres.
     The region is well-serviced with electricity, transmission lines and generating facilities. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominately forested and owned by the state. There is sufficient space in the area of the resources to allow the construction of needed mining infrastructure.
     The Aği Daği Gold Property currently consists of 13,365 hectares of mineral tenure under 16 licenses.  Two specific licenses, AR-81309 and AR-84287, reached their five year anniversaries as exploration licenses on April 19, 2007 and November 19, 2007, respectively, and applications were submitted to the Bureau of Mines in 2007 by TCAM to convert them to exploitation licenses.  Based on recent communications between TCAM and the Bureau of Mines, the approval of these licenses is currently expected during the second quarter of 2009.  Once the license conversion is complete, TCAM intends to apply for new forestry permits to carry out its planned 2009 exploration programs on these and the remaining 14 licenses.
     No forestry permits are currently in hand to carry out any exploration on the Aği Daği Gold Property due to the cost of maintaining the existing permits on a year-to-year basis, however, TCAM and Fronteer do not currently anticipate any issues in securing the forestry permits for its exploration or exploitation licenses that are in good standing.
     Fronteer Eurasia Madencilik Ltd. Şti. (“Fronteer Eurasia”), a wholly-owned Turkish subsidiary of the Corporation, earned a 100% interest in the Aği Daği Gold Property (“Aği Daği”) on May 1, 2006 from Teck-Cominco Arama Ve Madencilik Sanayi Ticaret A.Ş. (“TCAM”), a wholly-owned subsidiary of Teck Cominco Limited, through an agreement signed on April 27, 2004. Subsequent to the most recent NI 43-101 technical report dated August 1, 2007, TCAM elected to earn back a 60% interest in Aği Daği by spending US$10,000,000 within 2 years of their earn-back decision date and completed their earn-back requirements by August 31, 2007. Following a 90-day waiting period, TCAM informed the Corporation that they would decline the option to increase their interest to a total of 70%. The joint venture has been maintained on an ongoing basis and all costs are split on a 60/40 basis between TCAM and Fronteer.
     Turkey consists of crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia. The Biga Peninsula is located in the western part of the Sakarya tectonic domain which is bounded by the Intra-Pontide suture to the north and the Ismir-Ankara-Erzincan suture to the south. The Biga Peninsula is made up of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata. Exotic blocks of eclogite and blueschist occur in a tectonic mélange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdag massif north of Küçükkuyu.

     The basement was intruded during the Miocene by a plutonic volcanic arc, related to the final subduction and closure of the NeoTethys basin in the mid Miocene. It forms part of the Western Anatolia Volcanic Province. The arc comprises Oligocene-early Miocene calc-alkaline granitoid intrusions, and associated volcanism, followed by Late Miocene-Pliocene alkaline volcanism. The arc is believed to have had a neutral to extensional character.
     The North Anatolian Fault initiated after final closure of NeoTethys and has been deforming the Biga Peninsula since ~5Ma to the present day. The NATF has exploited the existing geological structures to give dextral transtensional displacement. The extent of displacement is not well defined in the Biga Peninsula. The Aği Daği Gold Property is located in one of the Tertiary volcanic basins and adjacent to a granodiorite pluton of Oligocene age on the north side of the Kazdag massif.
     The Aği Daği Gold Property lies at the edge of the Neogene calc-alkaline to alkaline volcanic rocks north of the Kazdag massif. This extensive volcanic field occupies an area of the Biga Peninsula 40 kilometres by 40 kilometres in size.
     Numerous and large areas of hydrothermal alteration are known in this region and are thought to be related to Neogene volcanism and plutonism. The alteration consists of extensive clay halos to areas of siliceous rocks of various origins and is associated with gold mineralization. A strong ENE structural fabric in areas of the Çanakkale volcanic field is easily seen on Landsat photos. This structural fabric appears to have played a significant role in the localization of intrusives and hydrothermal mineralization in the volcanic field. The known epithermal vein prospects occur mainly along the margins of the extensional basin.
     The property is underlain by a flat-lying to gently north-dipping sequence of Pre-Triassic to Pliocene metamorphic and volcanic strata. The lowermost geological unit is mafic metavolcanic and metasedimentary schists of the Kazdag Group which are part of a pre-Triassic metamorphic complex in fault contact with the younger volcanic sequence. Eocene, porphyritic (feldspar-quartz porphyritic) intermediate volcanic rocks are well exposed at lower elevations on the north side of Aği Daği mountain and occur at depth below the gold mineralization. Intermediate volcanic rocks are overlain by Miocene felsic to intermediate volcanic rocks consisting of a lower fragmental unit and upper sequence of flows and tuffs.
     The dominant east-by-northeast structural trend documented by geological mapping is oblique to the northeast trend of the ridge.
     The Aği Daği Gold Property is a large high-sulphidation, epithermal gold system with a supergene oxidized and gold-mineralized caprock of silica alteration that measures approximately 4 kilometres by 1.5 kilometres in size. Mineralization is hosted in a northeast-trending, flat-lying sequence of Tertiary volcanic rocks within the Biga Gold Belt. Two main zones of mineralization have been identified on the property at Baba Daği and Deli Daği, with encouraging results at Ayitepe, Fire Tower, Tavsan Tepe and Ihlamur as well.
     The lower limit of oxidation is a concave surface extending to a depth of 100 metres in the Baba Zone and is mainly below the depth of significant gold mineralization found to date. In addition to oxide material, Deli Daği also contains a significant amount of mineralization that is transitional between oxide and sulphide, associated with high-grade feeders, and a lesser amount of completely non-oxidized mineralization. Supergene enrichment of gold content in oxidized, siliceous alteration has probably occurred. Molybdenum is enriched by a factor of ten in the oxide zone (up to 500 ppm) relative to the sulphide zone (50 ppm).

     The gold mineralization is disseminated and associated with intensely silicified, vuggy, oxidized and brecciated rocks hosted in volcanic felsic to intermediate tuffs and occasionally phreatic breccia bodies. Hydrothermal-type breccias (crackle, jigsaw, hydrothermal) are most common in this siliceous alteration. Pyrite is by far the most abundant primary sulphide mineral associated with gold. Trace to minor amounts of enargite, covellite, galena and molybdenum (particularly at Baba Daği) are present locally.
     Most of the gold mineralization in the Baba Zone either occurs within, or is spatially associated with, a large, upward-flaring, matrix-supported phreatic breccia body. Silicification, locally vuggy and/or crackle-brecciated, appears to be related to this breccia. The attitude of the gold mineralization as interpreted from drilling is dictated by the shape of the breccia body. Some lower-grade mineralization also occurs in oxidized porphyritic andesite adjacent to the phreatic breccia. Weak to well-developed quartz-pyrite veins in a probable porphyry are present in drill core below an elevation of 800 metres. The bulk of gold mineralization occurs within the oxide zone.
     The Deli Zone geochemical signature is that of a more classical high-sulphidation epithermal model with elevated Au-Pb-As-Ag. The working model for the Deli Zone is that of an intensely silicified package of felsic to intermediate volcanics being intruded by roughly eastwest-elongated phreatic breccia bodies. The corridors (often faults) for the phreatic breccias in turn become fluid pathways where gold-bearing fluid rises along subvertical feeder structures and intersects crackle to jigsaw brecciated and/or vuggy silica zones, and deposits gold within this rock package, much of which is subsequently oxidized.
     During the period from 1996 to 1998, Cominco Madencilik Sanayi A.Ş. drilled 74 shallow vertical holes totaling 8,150 metres on the Aği Daği Gold Property. A historical oxide mineral resource of 11.3 million tonnes of 1.2 g/t gold in a block approximately 400 by 400 metres in dimension was identified at Baba Daği. The geometry of the significant mineralization outlined in the Baba Zone was interpreted as subhorizontal with some gold also occurring at depth within subvertical stockworks of quartz, hematite and other iron oxides. Preliminary metallurgical studies including bottle roll and column tests indicated gold recoveries greater than approximately 93%.
     Following Fronteer’s optioning of the Aği Daği Gold Property in 2004, 97 holes totaling 16,520 metres were drilled between June 2004 and December 2005. Most of the drilling and geological mapping was focused on expanding the newly discovered Deli Daği Zone; drilling results included up to 4.36 g/t gold over 39.0 metres in AD-118, 3.75 g/t gold over 57.3 metres in AD-126, and 4.30 /t gold over 42.4 metres in AD-162. The Fire Tower and Ayitepe Zones had a lesser amount of work performed on them during this program.
     In 2005, six samples obtained from the property were taken for metallurgical sampling by an independent laboratory. The average extraction from the bottle roll leach tests was approximately 93% gold and 50% silver after 2 days of leaching on pulverized material. Sodium cyanide consumption averaged 0.24 kg NaCN/MT and hydrated lime consumption averaged 2.8 kg Ca(OH)2/MT.
     The average gold extraction from the fine crush size column leach tests (100% minus 9.5 millimetres) was approximately 91% after 41 days of leaching. This recovery is based upon an average calculated head grade of 1.96 g Au/MT. Sodium cyanide consumption for the Aği Daği fine crush size columns averaged 0.38 kg NaCN/MT and 0.17 kg/MT Ca(OH)2 with 2.5 kg/MT cement addition in agglomeration.
     In early 2007, core and RC reject sample material from three Deli Daği drill holes (AD-116, 163, and 212) was shipped by TCAM for further bottle roll testing at an independent laboratory in Kamloops, British Columbia. During this study, a determination was made of the cyanidation response of the oxide, transition or sulphide zone in each of the three holes, the indication of variability of cyanide response in each major zone, and the expected cyanide consumption, lime consumption and dissolution of the other metals. A total of 20 composites were prepared and subjected to standard cyanidation bottle roll tests. A summary of the cyanidation test results for oxide, transition and sulphide composites showed the Au extraction in oxide material averaged approximately 89.4 % in 10 composites, the Au extraction in transition material averaged approximately 56.6 % in four composites, and the Au extraction in sulphide material averaged approximately 41 % in six composites.
     Fronteer commissioned an independent NI 43-101 compliant resource estimate from Giroux Consultants Ltd. in January 2006. The resource for the Baba Zone included 6.44 million tonnes averaging 0.858 g/t gold (178,000 ounces of gold) classified as indicated and 18.4 million tonnes averaging 0.78 g/t gold (461, 000 ounces of gold) classified as inferred at a 0.5 g/t gold cut-off. The Deli Zone included 1.36 million tonnes averaging 0.90 g/t gold and 5.6 g/t silver (39,000 ounces of gold and 246,000 ounces of silver) classified as indicated and an additional 16.41 million tonnes averaging 1.1 g/t gold and 7.8 g/t silver (582,000 ounces of gold and 4,103,000 ounces of silver) classed as inferred at a 0.5 g Au/t cut-off.
     In 2006, the Corporation commenced an exploration program on the Aği Daği Property which was assumed by TCAM in May 2006, upon its earn-back election. This exploration program included geological mapping, soil and rock geochemistry analyses, ground IP chargeability/resistivity surveys, petrographic analyses, specific gravity measurements and traditional survey operations. As part of this program, an independent consultant with experience in mapping high sulphidation systems in Peru, was contracted to map the two resource areas on the site. The scope of his mapping also included the examination of a road-side outcrop on another area of the site, and the mapping of silica ribs which appeared to be associated with higher-grade gold intervals in drill holes. During 2006, a further 16,344 metres in 94 holes were drilled on the property along with 53 kilometres of Induced Polarization (“IP”) surveying and selected magnetic surveying. The drilling continued to focus on infill and exploration holes around the current resource areas at Deli Daği and Baba Daği, as well as new exploration drilling at the Fire Tower, Ayitepe, Ihlamur Ridge and Tavsun Tepe targets. The Deli Daği Zone still remains open for expansion to the south, southwest and west.
     In 2007, TCAM completed the drilling of a further 98 holes totaling 14,284 metres, collected 792 soil samples and 559 rock samples, produced an updated geological/structural/alteration map for the property, submitted a number of samples for petrographic and metallurgical studies, and initiated environmental baseline work. The focus of the 2007 drilling campaign was largely around the known resources at Deli Daği and Baba Daği and exploration drilling in the Fire Tower, Ayitepe, Tavsan Tepe and Ihlumar Ridge areas.
     An updated NI 43-101-compliant resource estimate was completed in August 2007. The updated mineral resources for the Aği Daği project were publicly reported by press release on June 18, 2007 for the two main resource areas, the Deli and Baba Zones, as follows: 4

[4]	Christopher Lee, P. Geo, Chief Geoscientist for Fronteer, is the designated Qualified Person for the Aği Daği Project in Northwestern Turkey and also the Qualified Person for this resource estimate. This resource estimate is considered to be a reasonable representation of the contained mineralization as understood as of the date of this estimate. No explicit allowances were made for mining and/or metallurgical recoveries. The resource models consist of a combination of oxide/sulphide zones and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into measured indicated and inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve. The likelihood of any conversion of mineral resources to mineral reserves may be affected by various metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other issues.

Classified Mineral Resources for the Deli Daği Zone Aği Daği Deposit, Northwestern Turkey, August 1, 2007

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	1,500,000	1.9	13.9	90,000	669,000	103,380
Indicated	16,600,000	1.2	10.6	636,000	5,661,000	749,220
Inferred	7,700,000	1.4	18.5	337,000	4,571,000	428,420

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	100,000	1.4	8.0	5,000	27,000	5,540
Indicated	1,700,000	1.0	6.5	56,000	365,000	63,300
Inferred	2,500,000	1.0	6.2	80,000	497,000	89,940

TOTAL RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	1,600,000	1.8	13.5	94,000	696,000	107,920
Indicated	18,300,000	1.2	10.2	693,000	6,027,000	813,540
Inferred	10,200,000	1.3	15.5	418,000	5,068,000	519,360

Classified at 0.5 g/t cut-off
Classified Mineral Resources for the Baba Daği Zone, Aği Daği Deposit, Northwestern Turkey, August 1, 2007

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured
Indicated	14,300,000	0.8	1.0	385,000	448,000	393,960
Inferred	7,000,000	0.8	0.3	188,000	66,000	189,320

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured
Indicated	700,000	0.7	0.7	15,000	16,000	15,320
Inferred	2,100,000	0.7	0.3	47,000	19,000	47,380

TOTAL RESOURCES
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured
Indicated	15,000,000	0.8	1.0	400,000	464,000	409,280
Inferred	9,100,000	0.8	0.3	235,000	86,000	236,720

Classified at 0.5 g/t cut-off

     In 2008, TCAM work focused on defining new target zones around the known Baba, Deli, Ayitepe and Fire Tower Zones and within the greater Aği Daği designated area. A total of 646 soil and 24 rock samples were collected along with 8.25 line kilometres of IP/Resistivity and ground magnetic data, and eight drill holes totaling 1,160.4 metres. The reconnaissance work defined the new Baba Porphyry, Camyurt, Dereoba and Golkoy targets and a diamond drill program was initiated to test the Baba Porphyry (three holes) and the Camyurt low sulphidation target (five holes). The results from the Camyurt drilling were particularly encouraging with all five holes intersecting gold mineralization over a 720-metre strike portion of the 1,500-metre-long Camyurt Zone. Some of the highlights of this drill program include: 0.92 g/t Au/70.4 m, including 2.44 g/t Au/11.7 m in CYD-04; and 1.96 g/t Au/18.0 m, including 3.6 g/t Au/6.0 m; as well as 1.1 g/t Au/19.5 m including 2.0 g/t Au/7.0 m in CYD-03. The remaining 800 metres of the main Camyurt geochemical/geophysical anomaly remains to be drill tested and the zone is open in all directions.
     All samples collected by Fronteer/TCAM during drill programs on the Aği Daği property were subjected to a quality control procedure that ensured best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Sample intervals were selected on a geological basis and typically varied between 0.5 and 1.0 metres in length. Very occasionally, sample intervals were less than this (to a minimum of 0.30 metres) on specific geological features, and where the rock was obviously barren, the interval was increased to 1.5 metres. Core was split lengthwise using a rock saw, with one half of the samples being submitted for assaying.
     Samples from the Aği Daği property have been analyzed by two independent laboratories. Au was determined by fire assay fusion with atomic absorption spectography. ICP analysis and aqua regia acid digestion ICPAES has also been conducted.
     Fronteer has employed the use of purchased standards, blanks and duplicate samples to test the accuracy of assay results and to monitor the consistency of those external laboratories relied upon to analyze samples from the Aği Daği property. Any anomalous results generated in respect of these standards and blanks have been investigated to the satisfaction of Fronteer. In addition, Fronteer submits 5% of all assayed sample pulps (as well as pulps of samples from drill holes which have returned exceptional results) for check assays.
     Fronteer believes that all measures taken with respect to sample transport and security with respect to samples obtained from the Aği Daği property conform to industry-accepted standards.
     Exploration activities at the Aği Daği Property are subject to numerous environmental guidelines relating to exploration activities generally. To its knowledge, Fronteer is in material compliance with applicable regulations, and no material environmental liabilities over and above those generally applicable to a gold exploration property have been discovered to date as part of completed and ongoing environmental baseline studies.
     Final estimated budgets and planned programs for 2009 are still pending from TCAM.
     Further details regarding the Aği Daği Property are available in the technical report entitled “Technical Report on the Aği Daği Gold Property, Çanakkale, Turkey” dated August 1, 2007, prepared by Ian Cunningham-Dunlop and Christopher Lee, available on SEDAR at www.sedar.com.

Kirazlí Property, Turkey
     The Kirazlí Gold Property is located in Çanakkale Province on the Biga Peninsula of Northwestern Turkey. Access from Çanakkale, the nearest large population centre (population 78,000) and provincial capital to Kirazlí Village is via 40 kilometres of narrow, winding, paved two lane road. A new highway connects the City of Çanakkale to the Town of Çan and passes within 1.5 kilometres of the property. Access from Kirazlí Village to the project area is along 3 kilometres of well maintained dirt road which provides access to some of the smaller villages.
     Kirazlí forms one of the most prominent hills in the region with a maximum elevation of 811 metres. Relief in the area is approximately 250 metres with slopes generally not exceeding approximately 25% to 30%. Vegetation consists of mostly scrub oak and various shrubs up to 3 metres in height. Isolated stands of 20 to 30 year old pines are also present. Large areas along the western side of the Kirazlí Property have been stripped of the vegetation and replanted with pine seedlings.
     The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. The average annual temperature is 17.6º C, and the annual rainfall is approximately 700 millimetres.
     The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the town of Çan. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominately forested and owned by the state.
     The Kirazli Gold Property currently consists of approximately 3,030.79 hectares of mineral tenure under three licenses covering a prominent northwest trending ridge with 500 metres of relief. Two specific licenses, AR-84716 and AR-80722, reached their five year anniversaries as exploration licenses on November 26, 2007 and March 14, 2007, respectively, and applications were submitted to the Bureau of Mines in 2007 by TCAM to convert them to exploitation licenses. Based on recent communications between TCAM and the Bureau of Mines, the approval of these licenses is currently expected during the second quarter of 2009. Once the license conversion is complete, TCAM intends to apply for new forestry permits to carry out its planned 2009 exploration programs on these and the remaining license.
     No forestry permits are currently in hand to carry out any exploration on the Kirazlí Gold Property due to the cost of maintaining the existing permits on a year-to-year basis, however, TCAM and Fronteer do not currently anticipate any issues in securing the forestry permits for the exploration or exploitation licenses that are in good standing.
     Fronteer Eurasia earned a 100% interest in the Kirazlí Gold Property (“Kirazlí”) on May 1, 2006 from TCAM through an agreement signed in May 2004. Subsequent to the most recent NI 43-101 technical report dated August 1, 2007, TCAM elected to earn back a 60% interest in Kirazlí by spending US$5,000,000 within 2 years of their earn-back decision date and completed their earn-back requirements by June 26, 2007. Following a 90-day waiting period, TCAM informed Fronteer Eurasia that they would decline the option to increase their interest to a total of 70%. The joint venture has been maintained on an ongoing basis and all costs are split on a 60/40 basis between TCAM and Fronteer.
     Turkey consists of crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia. The Biga Peninsula is located in the western part of the Sakarya tectonic domain which is bounded by the Intra-Pontide suture to the north and the Ismir-Ankara-Erzincan suture to the south. The Biga Peninsula is made up of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata. Exotic blocks of eclogite and blueschist occur in a tectonic mélange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdag massif north of Küçükkuyu. The Kirazlí property is located in a Tertiary volcanic basin, adjacent to a ganodiorite pluton of Oligocene age on the north side of the Kazdag massif.
     Geologically, Kirazlí lies within the Eocene to Pliocene-age, calc-alkaline to alkaline Çanakkale volcanic field on the eastern margin of the postulated Kirazlí caldera. The property is underlain by a sequence of andesitic to dacitic porphyritic coherent and clastic volcanic rocks whose primary textures are largely obscured by a blanket of intense silica and clay alteration. Both complete and truncated circular features interpreted as caldera structures and sources of the volcanic rocks occupy the northwestern portion of the volcanic field. These circular features (along with a strong ENE structural trend in the areas of the Çanakkale volcanic field) are easily seen on 1:100,000 scale Landsat images. The Kirazlí project lies on the eastern edge of one of the largest (6 kilometres diameter) caldera structures, which is informally called the Kirazlí Caldera.
     The Kirazlí Gold Property is characterized by to prominent peaks, beneath which exist Miocene andesitic to dacitic volcanic and high-level syn-volcanic intrusive rocks. These felsic to intermediate rocks are variably altered, brecciated, mineralized and display a range of intensities of brittle deformation. Gold mineralization on the property reflects a high-sulphidation epithermal system. Early-phase alteration resulted in an upper layer of dense silicification overlying argilitized, pyritic alteration. This is cut by a series of phreatic breccias that introduce permeable conduits for silica-, sulphide-, gold- and silver-bearing fluids.
     Mineralization at the Kirazlí Gold Property consists of three distinct types: (a) a regional low-grade gold zone underling much of Kirazlí Daği (and enveloping much of the high-grade gold zones); (b) a North-trending elongate body of high-grade gold mineralization in the uppermost argillic/advanced argillic zone slightly overlapping the bottom of the silica cap and a similar high grade zone located near the southwest corner of Kirazlí Daği; and (c) high grade shoots that transect the redox horizon and plunge to the southwest.
     The property was the subject of considerable exploration work by a previous operator from 1987 to 1992, which culminated in drilling 25 percussion holes (564 metres), 20 RC drill holes (3,373 metres), and 24 diamond drill holes (3,275 metres). A shallow-dipping zone of high-grade mineralization was discovered immediately below the barren silica cap in a number of holes and returned results up to 5.0 g/t gold over 52.5 metres, 13.7 g/t gold over 19.5 metres, 1.9 g/t gold over 103.5 metres, and 3.64 g/t gold over 61.50 metres.
     From May to December 2004, Fronteer completed an exploration program consisting of a compilation of historic data, a topographic survey, a reject re-assay program, and 890.90 metres of diamond drilling in three holes. This program confirmed the presence of high-grade mineralization and returned improved intercepts of 9.66 g/t Au/5.12m (including 50.7 g/t Au/7.8m), and 1.95 g/t Au/61.2 m (including (4.07 g/t Au/22.9m). These activities identified the potential for additional high-grade resources and improved on the understanding of the geology and geometry of the mineralized zones.
     From February to December 2005, Fronteer completed an exploration program that involved 7,386 metres of diamond drilling in 44 holes, 30 kilometres of line cutting, 30 line kilometres of IP geophysics, four metres of trenching, 1:2000 scale bedrock mapping and the collection and analysis of 634 soil samples, 167 grab samples and 64 channel samples. This program expanded the known high-grade zone, delineated a deeper high-grade feeder zone (5.7 g/t gold over 51.2 metres, including 16.62 g/t gold over 15.3 metres), identified and confirmed significant local silver mineralization (27 g/t silver over 117 metres and 89 g/t silver over 64 metres), identified areas of drill-ready surface mineralization and improved on the understanding of the geology and of the geometry of mineralized zones.

     In addition to ongoing field work, Fronteer commissioned an independent NI 43-101 resource estimate from Giroux Consultants Ltd. in January 2006. The new Kirazlí resource estimate outlined 5.43 million tonnes at 1.4 g Au/t and 9.7 g Ag/t classified as indicated (244,000 ounces of gold and 1,693,000 ounces of silver) and 17.8 million tonnes at 0.98 g Au/t and 6.7 g Ag/t classified as inferred (563,000 ounces of gold and 3,859,000 ounces of silver) at a 0.5 g/t gold cut-off. The resource area on Kirazlí is open for expansion to the north and south and at depth.
     In 2006, Fronteer commenced an exploration program on the Kirazlí Property which was assumed by TCAM in May 2006, upon its earn-back election. During 2006, a further 6,793 metres in 38 holes were drilled along with selected rock sampling and magnetic surveying. The drilling continued to focus on infill and exploration holes around the main Kirazlí resource area, as well as new exploration drilling at the North Zone, Southwest Zone and Catalkaya Tepe targets.
     In 2007, TCAM completed a further 8,291 metres of drilling in 45 holes, collected 916 soil samples and 450 rock samples, produced an updated geological/structural/alteration map for the property, completed 13 line kilometres of IP surveying, 80 line kilometres of magnetic surveying, and 70 metres of trenching, submitted a number of samples for petrographic and metallurgical studies, and initiated environmental baseline work. Highlights from this work included the identification of five new target areas on the property (Kale Porphyry, High Grade Rock Pile, Iri Zone, Feeder Zone and Oxide Gap) and the return of encouraging intersections in drilling. Surface sampling in the Rock Pile area also returned very encouraging results.
     All drilling and core recovery operations have been supervised by Fronteer/TCAM personnel and general industry standards have been adhered to. Diamond drill core sample intervals were selected on a geological basis and most typically varied between 0.5 and 1.0 metres in length. Sample intervals were very rarely less than this (minimum 0.30 metres) on specific, narrow geological features, and were occasionally greater than 1.0 metres (typically 1.5 metres, with a maximum width of 3.05 metres) on wide intervals of unoxidized rock, at the discretion of the logging geologist.
     Core recovery procedures were adhered to by all drilling operators, with observations being recorded on logging sheets. All core samples collected by Fronteer/TCAM during drill programs on the Kirazlí Gold Property were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of drill core.
     Samples from the Kirazlí Gold Property have been analyzed by two independent laboratories. Assay methods have include fire assay fusion with atomic absorption spectography. ICP analysis and aqua regia acid digestion ICPAES has also been conducted.
     Fronteer and TCAM have employed the use of purchased standards, blanks and duplicate samples to test the accuracy of assay results and to monitor the consistency of those external laboratories relied upon to analyze samples from the Aği Daği property. Any anomalous results generated in respect of these standards and blanks have been investigated to the satisfaction of Fronteer. In addition, Fronteer and TCAM submit 5% of all assayed sample pulps (as well as pulps of samples from drill holes which have returned exceptional results) for check assays.

     Although anomalous silver mineralization does occur naturally on the property, certain irregular silver assays indicated a possible silver contamination in respect of certain samples, likely resulting from the breaking of drill bits during drilling operations. However, an investigation and sampling program was initiated in 2006/2007 that has allowed Fronteer and TCAM to now distinguish between naturally occurring silver mineralization and that appearing as a result of core contamination.
     Fronteer is confident that currently reported silver grades are a direct representation of naturally occurring silver mineralization and that the question of elevated silver levels due to drill bit contamination is no longer a material issue.
     Metallurgical processing of samples from the Kirazlí Gold Property has occurred including petrographic studies, cyanide bottle roll leach tests and additional autoclave testing. Most recently, TCAM completed cyanide bottle roll tests on selected samples from three drill holes in 2007 at an independent laboratory in Kamloops, British Columbia. A total of 17 composite samples were prepared and classified as oxide, transition and sulphide. Their findings showed that oxide composites leached well with an overall average of approximately 89% in six composites. Transition material showed lower gold extractions averaging approximately 60.9% from 2 composites. Sulphide material returned low recoveries averaging approximately 36.7% in nine composites. TCAM reported that gold recovery would most likely increase to more than approximately 80% using autoclave leaching or bio-leaching, however, this would have to be balanced by increased processing costs.
     Additional historic metallurgical testing carried out by Newmont indicated that sulphide material was in fact leachable with initial bio-oxidation treatment of the ore. Approximately 70% of the sulphides were oxidized after eight days and 85% Au extraction was achieved by leaching the treated ore.
     Fronteer believes that all measures taken with respect to sample transport and security with respect to samples obtained from the Aği Daği property conform to industry-accepted standards.
     A NI 43-101 compliant resource estimate was completed on August 1, 2007. The updated mineral resources for the Kirazlí deposit are estimated as follows: 5

[5]	Christopher Lee, P. Geo, Chief Geoscientist for Fronteer, is the designated Qualified Person for the Kirazlí Project in Northwestern Turkey and also the Qualified Person for this resource estimate. This resource estimate is considered to be a reasonable representation of the contained mineralization as understood as of the date of this estimate. No explicit allowances were made for mining and/or metallurgical recoveries. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Kirazlí. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into measured, indicated and inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve. The likelihood of any conversion of mineral resources to mineral reserves may be affected by various metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other issues.

Classified Mineral Resources for the Kirazlí Deposit, Northwestern Turkey, August 1, 2007

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	800,000	1.5	12.3	39,000	330,000	45,600
Indicated	3,900,000	1.1	10.4	143,000	1,292,000	168,840
Inferred	5,100,000	1.1	3.8	177,000	617,000	189,340

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	300,000	1.4	1.5	12,000	13,000	12,260
Indicated	4,500,000	1.1	1.8	155,000	257,000	160,140
Inferred	19,600,000	1.3	1.5	799,000	941,000	817,820

TOTAL RESOURCES
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	1,100,000	1.4	9.6	51,000	342,000	57,840
Indicated	8,300,000	1.1	5.8	297,000	1,549,000	327,980
Inferred	24,600,000	1.2	2.0	976,000	1,558,000	1,007,160

Classified at 0.5 g/t cut-off
     In 2008, no work was completed at the Kirazlí Property because TCAM had applied to convert exploration stage Kirazlí licenses to exploitation stage licenses.
     No budget has been estimated for the Kirazlí Project for 2009 as TCAM is still waiting for exploitation stage mineral license approval.
     Exploration activities at the Kirazlí Gold Property are subject to numerous environmental guidelines relating to exploration activities generally. To its knowledge, Fronteer is in material compliance with applicable regulations, and no material environmental liabilities over and above those generally applicable to a gold exploration property have been discovered to date as part of completed and ongoing environmental baseline studies
     Further details regarding the Kirazlí Property are available in the technical report entitled “Technical Report on the Kirazlí Gold Property, Çanakkale Province, Republic of Turkey” dated August 1, 2007, prepared by Ian Cunningham-Dunlop and Christopher Lee, available on SEDAR at www.sedar.com.
Halilağa Property, Turkey
     The Halilağa Property is located about 45 kilometres southeast of Çanakkale and 25 kilometres west-southwest of the town of Çan on the Biga Peninsula of Nrthwestern Turkey. Halilağa is also located approximately midway between the Aği Daği and Kirazlí projects and has similar infrastructure, topography and climate as described in the previous sections. Access to the property is afforded by a series of good forestry roads from both of these neighbouring towns.
     Year-round access to the Halilağa Property for field exploration is unrestricted due to weather. However, snow-falls during winter may restrict vehicle movement. Local labour for exploration activities is employed from villages located near the property. No assessment of the sufficiency of surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites has been undertaken with respect to the property.

     The Halilağa Property consists of approximately 7,230 hectares of mineral tenure in 15 tenements. The permits related to the Halilağa Property are held in the name of Truva Bakir Maden Isletmeleri A.S. (“Truva Bakir”), which is the legal joint venture entity established by Fronteer and TCAM to hold the property. Fronteer owns 40% of the share capital of Truva Bakir, and TCAM owns the remaining 60%, with the option to elect to earn an additional 10% interest as described below and elsewhere in this AIF.
     Three specific licenses, AR-83814, AR-84289 and AR-84288, reached their five year anniversaries as exploration licenses on November 12, 2007, November 19, 2007 and November 19, 2007, respectively, and applications were submitted to the Bureau of Mines in 2007 by TCAM to convert them to exploitation licenses. Government inspectors from the Turkish Mining Bureau visited the site on March 14, 2009 and took rock samples to commence the license conversion process. TCAM currently expects to be issued the requested conversion licenses in the second quarter of 2009, at which point it intends to apply for the forestry permits required to commenced planned drilling operations at Kestane. No forestry permits are currently in hand to carry out any exploration on the Halilağa Property due to the cost of maintaining the existing permits on a year-to-year basis, however, TCAM and Fronteer do not currently anticipate any issues in securing the forestry permits for its exploration or exploitation licenses that are in good standing. It is anticipated that the required forestry permits will be obtained by approximately June 2009.
     Fronteer Eurasia and TCAM signed an agreement on October 19, 2004 whereby Fronteer could earn an 100% interest in Halilağa and three other properties (collectively known as the “Biga Properties”) by spending US$2,000,000 on exploration over four years, with a first year firm commitment of US$200,000. TCAM notified Fronteer of its decision to exercise its right to earn back its 60% interest in Halilağa (and Pirentepe, TV Tower and Dede Daği) on November 30, 2006, prior to Fronteer completing its earn-in requirements, and TCAM completed its earn-back requirements by December 1, 2007, giving TCAM a 60% interest in the property. TCAM has been granted an extension to December 31, 2009 on its election whether to earn an additional 10% interest in the property.
     The Halilağa Property is located in the south central part of the Biga Peninsula in Northwestern Turkey. Basement rocks of the Biga Peninsula consist of Paleozoic metamorphic rocks and Mesozoic mélanges of eglocites, clastic and carbonate lithologies. Examples of these lithologies occur within, or immediately outside, the mapped areas. Granitic and granodiorite intrusives cut the basement rocks and are overlain by cal-alkaline and alkaline volcanics ranging in age from 35 to 23 Ma. A Miocene andesitic volcanic suite includes andesite, latite, dacite, rhyodacite lava dome facies, and volcaniclastic sequences including ignimbrites and is related to partial melting of the crust during north-south compression and crustal thickening, and later extension. At Halilağa, the andesites are interpreted to be volcanic to sub-volcanic, with an overlying and intercalated sheet, or sheets, of varying tuff units, now present only as silicified cap remnants at higher elevations.
     The Halilağa area is mainly underlain by post-basement volcano-sedimentary sequences of Oigo-Miocene age. The basement consisting of shists and carbonates outcrop in the southeast of Bakirlik area. The grandioritic batholith intrudes into the basement rocks including carbonates and generates metasomatism and skarnification. Kestane porphyry emplaced into volcan-sedimentary sequence meanwhile causes hornfels halos around the Kestane area. Geological units detected on the Halilağa Property include colluvium, polymict conglomerates, quartz porphyry, volcanics/subvolcanics, andesitic tuffs, quartzites and carbonates, and schistose basic volcanics and sediments. Alteration on the site includes propylitic/sub-propylitic, argillic, advanced argilic (quartz-alunite), silica-pyrite, silicic, phyllic and potassic.
     The Halilağa Property is interpreted to be a single widespread mineralized system containing porphyry-related high-sulphidation style gold and copper-gold mineralization. The key feature of the property is an 8-kilometre long arcuate magnetic high anomaly with coincident gold/copper in soil/rock anomalies and IP/Resistivity anomalies. This magnetic feature is host to the Kestane Porphyry target (an outcropping mineralized Cu-Au porphyry identified by Fronteer geologists in 2005 following up on surface soil anomalies), along with the Bakirlik, Kumlugedik, Kunk Tepe and Madendere targets. At Kunk Tepe, east-northeast and east-southeast trending ridges are capped by extensive areas of silicified volcanic rocks. These “lithocaps” are formed by massive to vuggy silica (quartz alunite), extensive areas of strong limonitic breccias, and argillic to advance argillic alteration, which are the host for high sulphidation gold mineralization. At Bakirlik, copper-bearing garnet skarn is present. It occurs in carbonaceous limestone near the contact with a quartz monzonite intrusion.
     The Cu-Au porphyry mineralization at Kestane was validated in discovery hole HD-01 in November 2006, which returned 0.50 g/t Au and 0.53% copper (“Cu”) over it’s entire length of 298.2 metres, including 1.03 g/t Au and 1.03% Cu over 105.4 metres (both intervals start from surface). HD-01 was collared in the central part of the Kestane target in a stockwork veined porphyritic quartz monzonite. Alteration and mineralization is consistent with that of typical porphyry deposits with mineralization occurring as chalcopyrite associated with pyrite and magnetite in quartz stock works and as disseminations in the wallrock. The zone is also characterized by an enriched supergene zone overlying the primary sulphide mineralization, a peripheral biotite-magnetite hornfels zone developed in the sedimentary rocks and the andesite, which is partially overprinted by a barren pyritic halo. Mineralized calcic skarn is also locally developed in the northeastern part of the Kestane target.
     Fronteer is not aware of any prior ownership of the Halilağa Property, or of any previous mineral resource or reserve estimates or mineral production from the property. The government General Directorate of Mineral Research and Exploration of Turkey conducted regional-scale exploration activities over the Biga Peninsula between 1988 to 1991. Certain activities undertaken near the Halilağa village detected zones of silification and argillic alteration. Two core holes were drilled to test a geochemical anomaly identified by rock-chip sampling, with narrow gold mineralization being intersected in one hole, and no significant mineralization in the other.
     In 1997, TCAM collected several rock chip samples near Halilağa North and Kumlugedik Hill where numerous gold anomalies had been detected. A further 293 soil samples were collected from the Kunk-Kumlugedik lithocap in 1998.
     During 2005 to 2006, Fronteer/TCAM conducted an exploration program consisting of mapping, surface geochemical sampling, a pole-dipole IP survey and ground magnetic surveying. This included a total of 42.7 line-kilometres of IP and 43.5 line-kilometres of ground magnetic surveys at the Halilağa and Halilağa North sites.
     Subsequent drilling in late 2006 and 2007 on the Halilağa Property resulted in a total of 23 holes totaling 6,052.20 metres. 15 diamond drill core holes and 2 RC drill holes totaling 4,462 metres targeted the Kestane Zone and 5 diamond drill core holes and 1 RC drill hole totaling approximately 1,589.90 metres targeted the Kunk Tepe high sulphidation epithermal prospect on the topographic high to the south of Kestane. Results from the Phase 1 Kestane drilling were very encouraging with 12 drill holes defining a sizeable Cu-Au mineralized porphyry system called the Central Zone with dimensions of at least 1,000 metres in length and up to 400 metres in width, with average mineralized intervals of greater than 200 metres in thickness. Reference is made to Fronteer’s press release entitled “Ongoing Drill Results Strengthen Significance of Halilağa Copper-Gold Porphyry” dated November 23, 2007 for further details, a copy of which is available on SEDAR at www.sedar.com. The Central Zone still remains open to the north, south and east.
     In addition to the drilling campaign in 2006, a total of 63 line kilometres of pole-dipole IP and ground magnetics survey were also completed. The most significant anomaly is the Central Zone within the Kestane porphyry with coincident high chargeability and high magnetic anomalies. The IP chargeability profile across the Kestane Zone also shows a chargeability anomaly associated with the mineralized quartz porphyry with a depth profile in excess of 200 metres. In addition to these survey activities, geological mapping of the Central Zone was completed, along with extensive soil, rock, chip and silt orientation sampling programs. These efforts indicated that strong surface geochemical anomalies are not restricted to the Kestane Area, but also occur to the southeast at Bakirlik and in the central and southern parts of the property.
     Additional pole-dipole IP and ground magnetic surveying activities were undertaken in 2007. A total of 63.45 line-kilometres of IP and 263.20 line-kilometres of ground magnetic surveys were completed. The most significant anomaly detected was the coincident high chargeability and high magnetic anomalies associated with the Kestane Zone porphyry copper-gold mineralization. High resistivity maps the silica rocks along the top of the ridge line. Additionally, an intriguing semi-circular mag high feature along the low-land areas within which several “bulls eye” mag highs are found was detected.
     Initial stage metallurgical test work was conducted in March 2007 by TCAM on reject samples from the top 200 meters of diamond drill holes HD-01 and HD-04. These samples were sent to G&T Metallurgical Services Ltd. in Kamloops, B.C., Canada for flotation tests and follow up mineralogy. The initial tests concluded that ore samples from holes HD-01 and HD-04 in the Halilaga deposit respond well to flotation. Copper and gold were effectively recovered using a simple flotation flowsheet. A final concentrate grade of 35-40% copper with 85-90% overall copper recovery is achievable with these ores using three stages of cleaning. Gold grades in the final concentrate should be about 25-30 g/t Au with overall gold recovery in the range of 65-70%.
     Variability testing has shown that the Halilağa ores have a consistent metallurgical response to flotation with depth. TCAM recommended that additional drill hole samples from Halilağa be tested using the flowsheet developed in this program to verify that they have a similar metallurgical response to the samples from holes HD-01 and HD-04.
     As a follow-up to the 2007 work program, TCAM launched a comprehensive 2008 program and conducted detailed outcrop mapping to define structural trends at Kestane, collected 566 rock samples from south of Kestane and from trenches on the Kumlugedik target, and completed 21 drill holes totaling approximately 4,051 metres to test the Bakirlik and Kumlugedik targets in an effort to identify additional porphyry resources within the Halilağa Property. At Bakirlik, skarn-type mineralization was intersected in five holes with highlights including: 1.64% Cu, 0.93 g/t Au, and 23.97 g/t Ag over 17 metres in hole HD-25; and 2.63% Cu, 0.47 g/t Au, and 12.38 g/t Ag over 4 metres in hole HD-21. 9 samples obtained from these holes were petrographically and mineralogically analyzed. The mineralogical and textural assemblages were defined, and minerals were identified microscopically. Data was then interpreted to infer a possible dominate alteration. Generally, the samples were subjected to Ca-Fe alteration (calc-silicitate), silification, potassic alteration, sericitization, kaolinization and chloritization.
     To date, a total of 43 drill holes (including re-drills) totaling 10, 398.70 metres have been drilled. No drilling was conducted on the Central Zone at Kestane in 2008 as TCAM had applied to convert the existing exploration stage Kestane licenses to exploitation stage licenses.
     All samples collected by Fronteer/TCAM during drill programs on the Halilağa Property were subjected to a quality control procedure that ensured best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Sample intervals were selected on a geological basis and were typically approximately 2.0 metres in length. Core was split length-wise, with one half of the samples being submitted for assaying. A detailed summary of the sampling and drilling protocols used by Fronteer/TCAM is provided as an appendix to the technical report entitled “Technical Report on the Halilağa Exploration Property, Çanakkale, Western Turkey” dated March 30, 2009, prepared by Peter Grieve, available on SEDAR at www.sedar.com.
     A protocol was initiated in 2005 to send 5% of all assayed sample pulps to a second laboratory for analysis. To date only one hole (HD-04 in 2006) has been checked using this protocol. Check samples were sent to ACME Laboratories for analysis (the laboratory analysis report has not been verified by the technical report author). Au was determined by fire assay fusion with atomic absorption spectography. ICP analysis has also been conducted.
     Fronteer has employed the use of purchased standards, blanks and duplicate samples to test the accuracy of assay results and to monitor the consistency of those external laboratories relied upon to analyze samples from the Halilağa Property. Any anomalous results generated in respect of these standards and blanks have been investigated to the satisfaction of Fronteer. In addition, Fronteer submits 5% of all assayed sample pulps for check assays.
     Fronteer believes that all measures taken with respect to sample transport and security with respect to samples obtained from the Halilağa Property conform to industry-accepted standards. Exploration activities at the Halilağa Property are subject to numerous environmental guidelines relating to exploration activities generally. To its knowledge, Fronteer is in compliance with applicable regulations, and no material environmental liabilities over and above those generally applicable to a gold exploration property have been discovered to date.
     Final estimated budgets and programs for 2009 are still pending from TCAM, however, a minimum 5,000-metre drill program is currently being planned for the Central Zone once the exploitation stage license is granted. This is anticipated to happen in or around April 2009.
     Further details regarding the Halilağa Property are available in the updated technical report entitled “Technical Report on the Halilağa Exploration Property, Çanakkale, Western Turkey” dated March 30, 2009, prepared by Peter Grieve, available on SEDAR at www.sedar.com.
CMB Uranium Property, Labrador, Canada
     The CMB Uranium Property is owned by Aurora, which in turn is owned 92.1% by the Corporation. The project is located east of Kaipokok Bay on the north-east coast of Labrador. The community of Postville lies approximately 4 kilometres west of the project boundary, and Happy Valley-Goose Bay lies approximately 180 kilometres southwest of Postville. Access to the project is best gained by way of a short helicopter flight from Postville, which itself can be reached via local regional passenger service flights departing from Happy Valley-Goose Bay. Additionally, access can be gained by way of coastal supply-ferry boat service during ice-free periods (June to October), and float plane/boat plane access may also be suitable where camps have been established to support major drilling programs.
     The climate of Labrador is more Artic than Atlantic because of its location on the eastern side of the continent and experiences strong seasonal contrasts. Winters are very cold lasting almost eight months with normal daytime temperatures for January between -10ºC and -15ºC and annual snowfalls up to 400 millimetres annually. The summer season is brief and cool along the coast with July average temperatures between 8 ºC to 10ºC (with rare hot spells bringing temperatures up to 35ºC) and average precipitation ranging to 200 millimetres.
     The CMB Uranium Property is located in a rugged wilderness area of generally moderate gently rolling relief ranging to about 700 metres above sea level. Vegetation is primarily characterized by sparse coniferous forest cover consisting of black spruce, balsam fir and tamarack. A large portion of the project area was affected by a forest fire in 1966, and has experienced little re-vegetation. Areas of outcrop are flanked by glacial till, and in turn by minor amounts of glacial outwash in major drainages, with most terrain being covered by sheets of glacial boulders.
     Local infrastructure is limited to facilities located in Postville and the nearby community of Makkovik. Postville is a clean and progressive village with rental space suitable for the establishment of an exploration base.
     The CMB Uranium Property consists of approximately 94,925 hectares comprising 51 licenses and is 100%-owned by Aurora, subject to a 2% gross sales royalty on uranium and 2% NSR royalty on base and precious metals payable to Altius. This includes 32 mineral licenses totaling 91,500 hectares and 19 quarry licenses totaling 3,425 hectares. Most of the licenses are contiguous and cover much of the historical Kitts-Michelin uranium district in the eastern part of the Central Mineral Belt. The licenses were originally subject to a letter of agreement between Fronteer and Altius dated February 5, 2003 regarding an area of interest including the current location of the CMB Uranium Property. This agreement formed the basis of a 50:50 alliance between Fronteer and Altius, and the licenses were transferred to Aurora pursuant to a June 3, 2005 agreement. Aurora is currently the registered holder of the licenses, and the project remains subject to a 2% NSR royalty on precious and base metals and a 2% net sales royalty from uranium produced by the project
     Additional permitting requirements associated with any potential mining operation will be dependent on the outcome of the ongoing review of mineral land use policies by the Nunatsiavut government. Fronteer will endeavour to comply with any permitting requirements associated with its ongoing exploration activities and any potential future mining operations.
     The CMB Uranium Property is located within a larger area of Archean to Mesoproterozoic crust located in Eastern Labrador as part of the north-eastern Laurentian Shield. This area contains portions of the Nain, Makkovik and Churchill tectonic provinces and has been overprinted in the south by the Exterior Thrust Belt of the Grenville Province. This larger area comprises a series of six Proterozoic supracrustal sequences, intrusive suites of various stages and adjacent Archean rocks.
     The Makkovik Province consists of the Kaipokok, Aillik and Cape Harrison tectonic domains. The Kaipokok shear zone which defines the boundary between the Kaipokok and Aillik domains also marks the southern limit of Archean crust in the Makkovik Province. The Cape Harrison domain has been interpreted as a magmatic arc developed near the Makkovik continental margin.
     The Aillik domain is underlain by strata of the Paleoproterozoic Post Hill and Aillik groups as well as extensive granitoid terrain comprised of several intrusive suites. The stratigraphy of the Post Hill and Aillik groups and the distribution of intrusive suites within the Aillik domain are not well defined. A number of uranium occurrences are located along the Nakit Slide (a strand of the Kaipokok shear zone) which is a tectonic contact between lithologies of the Post Hill Group and Aillik Group. The Post Hill Group is an approximately 2700 metre thick sequence of metamorphosed-sileceous clastic metasedimentary strata and mafic metavolcanic rocks in tectonic contact with Archean gneiss. The group occurs as highly strained amphibolites and gneiss in thrust sheets near Kaipokok Bay. The Aillik Group is made up of a 5000 metre thick succession of medasedimentary rocks, bimodal metavolcanic rocks (dominantly felsic), subvolcanic intrusive and diabase dykes.
     Mineralization on the CMB Uranium Property is hosted by Paleoproterozoic supracrustal sequences of the Post Hill and Aillik Groups and is represented by approximately forty uranium showings, including seven significant uranium deposits/prospects (Michelin, Kitts, Rainbow, Otter Lake, Inda, Gear and Nash). The uranium mineralization is typically hosted within strongly foliated, pelitic metasedimentary rocks of the Post Hill Group or fine-grained felsic to intermediate metavolcanic rocks of the Aillik Group. Uranium mineralization is associated with magnetite, actinolite, calcite, pyrite veining and strong to intense shearing and pervasive hematite alteration (+/- magnetite).
     Mineralization on the CMB Uranium Property has been detected in several areas. Some of these areas material to the CMB Uranium Property is discussed individually below:
•	Michelin Deposit: This deposit consists of several sub-parallel groups of mineralized zones along a strike length of 1,200 metres to local depths of 900 metres and is open in all directions. The mineralization is largely confined to a 150 to 200 metre thick zone of visibly discernible hematite alteration within a coarse feldspar porphyritic quartz mylonite unit. The zones have an average grade of 0.12% U3O8, strike approximately 60%, dip approximately 55% southeast, and contain higher grade shoots which plunge steeply to the south-southwest. The most consistently mineralized material occurs within a 65-metre thick interval located near the upper part of the lower half of the alteration zone. This interval contains up to three higher-grade sub intervals, separated by lower grade or essentially un-mineralized material. The alteration zone is marked by gradational replacement of biotite and chlorite by hornblende, and more proximal to mineralization, by pyroxene and actinolite. There is also an increase in calcite and gypsum, although these are still only present in very minor quantities. New drilling by Aurora in 2005 to 2007 was successful in both confirming the known mineralization above 250 metres and also extending the zone down-plunge to a vertical depth of 900 metres.
•	Jacques Lake (McLean Prospect): Mineralization has been detected as occurring in felsic and intermediate metavolcanic rocks of the Aillik Group. A dispersal train of twelve radioactive boulders with an average content of 0.32% U3O8 was detected by a prospector working on behalf of Brinex in 1978. These results have been supplemented by recent drilling campaigns carried out by Aurora in 2005 to 2007.
•	Gear Lake Prospect: Mineralization has been detected within sheared metasedimentary rocks over a strike length of 120 metres. An average grade of 0.165% U3O8 was obtained for a zone of mineralization 30 metres long by 4.9 metres wide as outlined to a depth of 70 metres.
•	Inda Lake Prospect: Mineralization has been found to occur on the upper, south-eastern limb of a north-easterly trending anticline which is overturned to the north-west. The mineralization occurs as a footwall lens and three hanging wall lenses along a strike length of 1.1 kilometres between Inda and Knife Lakes.
•	Nash Lake Prospect: Three zones of mineralization within a shear zone called the Nakit Slide have been detected. A dip of 60º east and average width of 1.85 metres were reported for the zone.
•	Rainbow Deposit: This zone occurs as a stratiform lens within Aillik Group feldspathic tuff and tuff breccias. Mineralization with an average grade of 0.15% U3O8 occurs over a strike length of 290 metres and widths up to 15 metres. The mains lens as inferred by drilling was 140 metres long by 2 to 15 metres wide by 79 metres deep and is open in all directions.
•	Michelin East Target: Investigations and ground carried out by Brinex led to the discovery of the Chitra Zone, Mikey Lake Zone and Running Rabbit Zone. Follow-up drilling partially tested these zones as well as a number of known radiometric anomalies.

     Following the initial acquisition of licenses, Fronteer and Altius personnel carried out a limited field visit in July 2003 to examine and sample historical metal occurrence on, and adjacent to, the newly acquired mineral land tenure.
     This was followed by a more extensive 2004 exploration program primarily centred on the carrying out of a 12,800 line-kilometre high resolution airborne magnometer and gamma-ray spectrometer survey by Fugro Airborne Surveys Corporation. The anomalies generated by this survey were then prospected, evaluated and ranked in the field by Altus and Fronteer personnel. Encouraging results were obtained, and several areas were identified as project areas with potential for bulk tonnage volcanic-hosted uranium mineralization.
     Exploration activities completed in 2005 included: (1) a 5,783 line-kilometre detailed airborne magnetic and radiometric surveying over the Michelin, Jacques Lake, Otter Lake, Melody Hill and Inda Lake Trend target areas; (2) IKONOS air photo imagery capture along with geological mapping, geochemical sampling, scintillometer surveys (grid and boulder) and track etch surveying; and (3) a 9,402 metre 27 hole diamond drill program with focus on the Michelin, Otter and Jacques Lake target areas. This 2005 program was highly successful in extending both the known zone of mineralization at the historic Michelin Uranium Deposit and also discovering new zones in the CMB district area through the application of modern ideas and exploration technologies. Additionally, this program provided Aurora staff with a high level of confidence in the calibre of work carried out by Brinex due to a strong correlation between results obtained and those reported for previous holes drilled thereby.
     The area including the CMB property was first explored by British Newfound Exploration Limited (“Brinex”) in 1955 following the discovery of encouraging signs by prospectors. A program of drilling and underground development by means of adit was commenced on the Kitts deposit in 1957. However, issues relating to the availability of Atomic Energy Commission of Canada supply contracts led to the suspension of these activities.
     No further exploration was carried out until 1966 when Brinex entered into a joint venture with Metallgesellschaft A.G. covering a portion of the area of Brinex’s licenses. Exploration carried out under this joint venture result in the discovery of the Michelin deposit, as well as the Gear, Inda and Nash prospects from 1966 to 1969. Each of these resulted from ground follow-up activities carried out following airborne gamma-ray spectrometer surveys in 1967. Throughout the 1970s, property scale exploration of the Kitts and Michelin deposits and extensive exploration of other radiometric anomalies occurred.
     Brinex completed a plan to commence mining operations encompassing the Michelin and Kitts deposits following these exploration efforts. However, the project was cancelled in the early 1980s due to a collapse in uranium prices. By way of separate cessions of its licenses in 1980 and 1985, Brinex ceded its interest in the project.
     Following a period during which the lands comprising the CMB project remained open, the licenses currently held by Aurora were acquired in 2003 and 2004 pursuant to the strategic alliance between Fronteer and Altius.
     As a follow-up to encouraging exploration results obtained by Fronteer and Altius during the period from 2003 to 2005, and by Aurora in 2006, a $21,250,000 budget was proposed by Aurora for 2007 to further evaluate key targets within the CMB Uranium Property. This proposal included 75,000 metres of diamond drilling at the Michelin, Jacques Lake, Melody Hill, Aurora Corridor and Inda Lake Trend (Gear, Inda and Nash) target areas, a ground geophysical survey at the Michelin Deposit, and ongoing resource, metallurgical, environmental and engineering studies.

     Diamond drilling commenced on April 16, 2007 and was completed on November 27, 2007. A total of 141 drill holes totaling 49,793 metres were completed on the Michelin Main, Melody Hill, Jacques Lake, Aurora Corridor and Inda Lake Trend (Gear, Inda and Nash) targets. Results have been very positive with the best results being intersected within the inferred resource block at the Michelin Uranium Deposit, continuing strong results at the Jacques Lake deposit area with comparable grades and widths of uranium mineralization to that of Michelin, encouraging intercepts at depth at the historic Gear and Inda deposits, and new exploration discoveries along the Aurora Corridor (including Burnt Brook, Gayle and Kathi).
     Additional operations carried out during this 2006 exploration program included mapping and prospect sampling of the Aurora Corridor, a 1360-station gravity survey, environmental baseline studies and ogoing metallurgical testing of ore from the Michelin, Jacques Lake and White Bear targets was also carried out at a laboratory in Lakefield, Ontario in 2007 with results showing uranium recoveries at Michelin to be around the order of approximately 88% and those at Jacques Lake to be approximately 91%.
     An updated NI 43-101 compliant resource estimate for the CMB Uranium Property was completed over the months of January and February 2008, including upgrading the resource for the Jacques Lake and Michelin deposits and some minor historic deposits on the property, along with first time mineral resource estimates for the Rainbow, Nash, Inda and Gear deposits. The resource modeling was carried out with both an Open Pit and Underground component for the Jacques Lake and Michelin deposits. The resources were estimated by Christopher Lee, the Chief Geoscientist of Fronteer who also provides certain geoscientist services to Aurora under a secondment arrangement between Fronteer and Aurora, who updated the 2007 resource estimate prepared by Gary Giroux, P. Eng., an independent Qualified Person for the purposes of NI 43-101.
     An updated NI 43-101 technical report for the 2008 resource estimate entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007 — Part II CMB Mineral Resources” dated April 7, 2008 and Amended August 28, 2008, was prepared by Ian Cunningham-Dunlop, P. Eng., and Christopher Lee, P. Geo., a copy of which is available on SEDAR at www.sedar.com and is summarized below.6

[6]	Christopher Lee, P. Geo, Chief Geoscientist for Fronteer who also provides certain geoscientist services to Aurora under a secondment arrangement between Fronteer and Aurora, is the designated Qualified Person for the CMB Uranium Property resource estimates. This resource estimate is considered to be a reasonable representation of the contained mineralization as understood as of the date of this estimate. No explicit allowances were made for mining and/or metallurgical recoveries. All estimates were conducted using 3D geological solids defined by a combination of stratigraphy, alteration and grade, and hand-digitized on 25 to 50-metre cross-sections in Gemcom software. Assay composites were generated from capped U3O8 grades within these solids and used to interpolate grades into 3D block models, using either ordinary kriging (Michelin, Jacques Lake) or anisotropic inverse distance squared weighting (Rainbow, Gear, Inda, Nash). Optimum search parameters (ranges, orientations, number of samples) were chosen to reflect modeled or interpreted grade continuity, low and high grade populations, and sample density. A single mean specific gravity, as measured from 22 to 329 samples of mineralized rock, was used for each deposit. Mineral resources for the satellite deposits (Rainbow, Gear, Inda, Nash) are reported for only those blocks located less than 300 metres from surface. Blocks were classified into measured, indicated and inferred mineral resource categories using a combination of the number drill holes, average distance of samples used in each block estimate, and geological confidence. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve. The likelihood of any conversion of mineral resources to mineral reserves may be affected by various metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other issues. Assay results were prepared under the guidance of Mr. Ian Cunningham-Dunlop, P. Eng, the former Vice-President, Exploration for Aurora, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core data was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd., Ancaster, Ontario.

2008 CMB Uranium Property Resource Summary

		Underground*			Open Pit**			Total

			%					Lbs
Deposit	Class	Tonnes	U3O8	lbs U3O8	Tonnes	%U3O8	lbs U3O8	U3O8

MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000

	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000

	Measured & Indicated	17,459,000	0.12	47,892,000	12,941,000	0.07	19,542,000	67,434,000

JACQUES LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000

	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000

	Measured & Indicated	3,772,000	0.08	6,663,000	2,310,000	0.07	3,748,000	10,411,000

RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000

NASH	Indicated				757,000	0.08	1,300,000	1,300,000

INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000

GEAR	Indicated				520,000	0.06	665,000	665,000

TOTAL	Measured & Indicated	21,231,000	0.12	54,555,000	19,076,000	0.07	29,355,000	83,910,000

MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000

JACQUES LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000

RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000

NASH	Inferred				613,000	0.07	904,000	904,000

INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000

GEAR	Inferred				210,000	0.06	262,000	262,000

TOTAL	Inferred	15,355,000	0.11	38,243,000	8,570,000	0.06	11,536,000	49,779,000

*	Aurora’s CMB mineral resources are reported at cut-off grades that contemplate underground (0.05% U3O8) and open pit (0.03% U3O8) mining scenarios, based on preliminary economic assumptions, and may be refined with more in-depth economic analysis.
     Based on the encouraging results from the 2007 work program, a two-phase program of work was recommended for 2008. The 2008 Phase I Work Program was to be implemented during the fourth quarter of 2007 through to the first quarter of 2008 and includes: the completion of the remaining infill meterage from 2007 to convert inferred resource blocks to indicated resource blocks at the Michelin and Jacques Lake deposits; ongoing environmental baseline work; metallurgical testing of the Michelin and Jacques

Lake deposits; and the initiation of geotechnical studies. The budget for the proposed 2008 Phase I Work Program was estimated at $8,000,000.
     The 2008 Phase I Work Program was to be followed up by a 2008 Phase II Work Program for the second to fourth quarters of 2008 to include: a 50,000-metre diamond drill program at the Michelin, Jacques Lake, Aurora Corridor, Michelin East, Rainbow and Inda Lake trends. The program was planned to have a dual focus: to define and convert inferred pounds of U3O8 to indicated pounds at the known deposits at Michelin and Jacques Lake and to develop new resources within the other targets areas; a geological mapping and geochemical sampling program throughout the CMB claim group with particular focus on the Aurora River trend, southwest of Jacques Lake; and an ongoing environmental baseline survey and monitoring program (Q2/Q3 — 2008). The budget for the Proposed 2008 Phase II Work Program was estimated at $20,000,000.
     Ongoing engineering and development work on the CMB Uranium Property was also budgeted at a cost for 2008 of $18,000,000.
     However, in October 2007, the Nunatsiavut Government in Labrador initiated the first steps towards formulating its official policy on uranium mining on Labrador Inuit Lands by striking a formal committee to further study the issue. In March 2008, the Nunatsiavut Assembly passed on first reading of a bill to institute a three year suspension on uranium mining and milling on Labrador Inuit Land. On April 8, 2008, the Nunatsiavut Assembly voted eight to seven in favour of implementing a three-year moratorium on uranium mining on Labrador Inuit Lands, but would continue to allow uranium exploration. The rationale for this decision was to allow time for the Nunatsiavut Government and the Government of Newfoundland and Labrador, through the Regional Planning Authority, to formulate a Land Use Plan as required by the Labrador Inuit Land Claims Agreement. The Nunatsiavut Government did indicate that they were supportive of natural resource development and open to evaluating ongoing project information but needed additional time to prepare for significant developments like the Michelin Project. There can be no assurance that the Nunatsiavut Government will be supportive of natural resource development in the region or what, if any, actions the Nunatsiavut Government will adopt or propose with respect to uranium development and mining or with respect to the existing moratorium on uranium mining and milling on Labrador Inuit Land.
     To reflect the level of uncertainty associated with this decision but to fulfill contractual and financial obligations for 2008, Aurora revised its 2008 work programs and budgets to focus on building community support and resource value for Michelin. The revised budget for the remainder of 2008 was adjusted to $20,100,000, representing a reduction of 47% from the originally planned expenditure of $38,000,000 for the same period. The revised budget includes: $4,000,000 for infill drilling; $2,000,000 for surveying, site reclamation and camp demobilization; $4,900,000 for geotechnical and development drilling and engineering studies; $1,900,000 for tailings management study; $2,400,000 for health, safety and environment; $800,000 for community relations; and $4,100,000 for general and administrative costs.
     The resulting 2008 exploration program focused on infill-drilling of the Michelin and Jacques Lake deposits. This was completed to advance the conversion of inferred and indicated mineral resource categories to indicated and measured mineral resource categories. Aurora spent a total of $17,240,983 on exploration in 2008 with a total of 23,658 metres drilled. The 2008 exploration program was primarily focused on infill-drilling of the Michelin and Jacques Lake deposits and was based from a camp at each site. A prospecting program, which followed the drilling program, was designed to access previously untested geophysical and geochemical anomalies and to advance exploration targets to develop future drill targets in the search for other deposits within the Central Mineral Belt.
     The results from the 2008 drilling program were consistent with previous infill drilling and now bring Aurora closer to completing a pre-feasibility study on the Michelin Project. As noted above,

Aurora’s exploration expenditures for fiscal 2008 totaled $17,240,983, most of which occurred on licenses which host the Michelin and Jacques Lake deposits. Significant expenditures were also incurred on 22 licenses that involved such activities as prospecting, mapping and channel sampling. During 2008, $7,287,191 was spend on the Michelin deposit which result in 15,422 metres of drilling, and $5,526,035 was spend on the Jacques Lake deposit and that resulted in 10,152 metres of drilling.
     All samples collected by Aurora staff during drill programs were subjected to a quality control procedure that ensured best practices in the handling, sample, analysis and storage of ore. Drill core sampling proceeded on the basis of visual indications of mineralization and zones of anomalous radioactivity. Generally, intervals greater than 300 cps in hand were sampled, with sample intervals being predominantly in the range of 0.5 to 1.0 metres (except through areas of homogeneous lithology, were adjusted sample intervals were used). It is believed that the orientation and length of these samples are appropriate for the style of mineralization at the CMB Uranium Property.
     After splitting, drill core samples were delivered by helicopter to either Postville or Witchdoctor Lake, whereupon they were then shipped by plane to Happy Valley-Goose Bay to be delivered to the facilities of an independent laboratory. Processing and analysis of samples was conducted at these facilities and check samples have also been analyzed by the Sasktchewan Research Council.
     Samples were generally subjected to delayed neutron counting analysis, along with ICP/OES aqua regia chemical digestion testing. Aurora employs the use of blank, standard and quarter-split duplicates to ensure the reliability of all sample results. Upon receipt of analytical data, these blanks, standards and duplicates are examined for evidence of laboratory contamination, analytical error, calibration errors, assay reproducibly and other signs of unusual processing. Any signs of such factors results in an investigation and often results in samples being re-tested until control material passes. In addition, approximately 5% of all samples are subjected to a check assay. To Fronteer’s knowledge, the quality assurance procedures and assay protocols used by Aurora in connection with drilling and sampling on the CMB property conform to industry standard guidelines.
     A number of metallurgical tests have been conducted on mineralized samples. Results of these tests indicate that Michelin ore is soft and that grinding requirements will be low relative to other ore. Provided that it is not diluted with hanging and footwall rock, the ore obtained at Jacques Lake is also soft, although slightly more abrasive than that obtained from Michelin. Metallurgical testing completed to-date has indicated that various methods of processing, including batch ball milling, continuous leaching, resin-in-pulp recovery and semi-continuous neutralization may be viable. Additionally, encouraging results have been obtained which suggest that heap leaching may be acceptable for lower-grade ore. Column leach tests of larger samples may be undertaken to investigate this further.
     In the early part of 2009, Aurora will begin the process of calculating a new NI 43-101 resource estimate for the Michelin project based on the results of the 2008 drilling program. The new resource calculation is currently expected to be complete by the end of the second quarter of 2009.
     For 2009, Aurora has proposed a $5,900,000 exploration program to include completing a tailings management options study, continuing environmental baseline studies and metallurgical studies, and progressing the mill process design, while implementing a comprehensive community engagement plan. This program also currently includes approximately $1,600,000 in estimated expenditures for exploration of licenses on the CMB Uranium Property, which are currently under bond to the Government of Newfoundland and Labrador. Aurora has an obligation to incur expenditures on staked licenses or post requisite bonds. Accordingly, as at December 31, 2008, $1,450,000 was posted as bonds by Aurora, in lieu of the required expenditures until the required expenditures are met. By the end of 2009, Aurora anticipates that approximately $1,460,000 would be held in bond by the provincial government. Once the expenditures are incurred, the bonds may be retrieved, essentially resulting in the 2009 planned exploration program in Labrador being a cash-neutral program. Aurora currently expects to recover the posted bonds during the fourth quarter of 2009 or the first quarter of 2010. The exact nature of the 2009 exploration program for the CMB Uranium Property has not been developed but is not expected to include drilling. Upon completion of the exploration program and assuming retrieval of the bonds, it is anticipated that Aurora will be able to maintain its mineral tenure for up to nine years without further expenditures on these license areas.
     Exploration activities at the CMB Uranium Property are subject to numerous environmental guidelines relating to uranium and exploration activities generally. To Fronteer’s knowledge, Aurora is in material compliance with applicable regulations, and no material environmental liabilities over and above those generally applicable to a uranium exploration property have been discovered to date as part of completed and ongoing environmental baseline studies.
     Further details regarding the CMB Uranium Property are available in the amended technical report entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007 — Part II CMB Mineral Resources” dated April 7, 2008 and Amended August 28, 2008, was prepared by Ian Cunningham-Dunlop, P. Eng., and Christopher Lee, P. Geo., available on SEDAR at www.sedar.com.
Terms of Reference
     Mr. Christopher Lee, Chief Geoscientist of the Corporation, is the “qualified person” as defined in Part 1.1 of NI 43-101, who has verified the disclosure of the above noted information on the Corporation’s material mineral properties. Mr. Lee has verified the data disclosed through a review of the existing technical reports on each property and review of the exploration data and internal reports and summaries of the exploration activity since the date of the most recent technical report, as applicable.
DIVIDENDS
     There are no restrictions that prevent the Corporation from paying dividends. However, the Corporation has not paid any dividends on its Common Shares since incorporation. At present, all available funds are invested to finance the growth of the Corporation and the exploration and development of its mineral properties. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors of the Corporation from time to time, in its discretion, on the basis of many factors, including Fronteer’s earnings, operating results, financial condition and anticipated cash needs and other conditions existing at such time.
DESCRIPTION OF CAPITAL STRUCTURE
     The Corporation is authorized to issue an unlimited number of Common Shares. There are 113,726,279 Common Shares issued and outstanding as of March 30, 2008. Holders of Common Shares of the Corporation are entitled to receive notice of any meetings of shareholders of the Corporation, and to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares of the Corporation do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares of the Corporation are entitled to receive on a pro rata basis such dividends on such Common Shares, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common

Shares of the Corporation do not carry any pre-emptive, subscription, redemption, retraction, surrender or conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.
MARKET FOR SECURITIES
     The Common Shares of the Corporation are listed for trading on the TSX and the NYSE Amex under the symbol “FRG”.
     The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Fronteer Common Shares on the TSX during the year ended December 31, 2008:

		High	Low
Period	Volume	($)	($)
December 2008	5,516,968	3.47	1.97
November 2008	2,502,850	2.90	1.55
October 2008	3,823,101	3.17	1.80
September 2008	6,048,283	3.60	1.93
August 2008	2,779,495	3.79	2.54
July 2008	6,902,859	5.68	3.42
June 2008	3,030,820	5.44	4.54
May 2008	4,789,879	5.94	3.57
April 2008	6,788,512	5.79	3.71
March 2008	7,856,500	9.19	4.33
February 2008	5,474,131	9.60	7.61
January 2008	6,648,800	11.50	7.65
PRIOR SALES
     The Corporation issued the following non-trading securities (stock options to acquire Common Shares) during the financial year ended December 31, 2008:

	Number of
	Stock Options	Exercise Price
Date of Grant	Issued	($)	Expiry Date
2-Jan-08	10,000	$9.96	1-Jan-13

21-Jan-08	30,000	$9.54	20-Jan-13

28-Jan-08	200,000	$8.45	27-Jan-13

	Number of
	Stock Options	Exercise Price
Date of Grant	Issued	($)	Expiry Date
6-Feb-08	1,417,500	$8.04	5-Feb-18

28-Feb-08	30,000	$9.54	27-Feb-13

10-Apr-08	30,000	$5.15	10-Apr-13

14-Apr-08	100,000	$5.02	13-Apr-13

21-Apr-08	20,000	$5.02	20-Apr-13
DIRECTORS AND OFFICERS
Name, Address, Position and Occupation
     The name, province or state and country of residence, position or office held with the Corporation and principal occupation for the immediately preceding five years of each of the directors and executive officers of the Corporation are as follows:

	Position with	Principal Occupation for Five
Name and Residence	Corporation	Preceding Years	Director Since
Oliver Lennox-King (6) Ontario, Canada	Chairman	Chairman and Director of Aurora (2006 to present), a mineral exploration company. Chairman and Director, Southern Cross Resources Inc. (1997 to 2003), a mineral exploration company.	November 2003

Mark O’Dea (6) British Columbia, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Fronteer (2001 to present). President and Chief Executive Officer of Aurora (2005 to 2008), a mineral exploration company.	May 2001

Donald McInnes (1)(2)(3)(4)(6) British Columbia, Canada	Director	Vice Chairman and Chief Executive Officer and former President of Plutonic Power Corporation (June, 1999 to present), an emerging power producer.

President of Blackstone Ventures Inc. (January 1995 to March 2008), a mineral exploration company.

		President of Western Keltic Mines Inc. (June 1993 to 2006), a mineral exploration company.	June 2001

George Bell (1)(2)(4) Ontario, Canada	Director	President, Chief Executive Officer and Director of Unor Inc., (2004 to present), a junior uranium and diamond exploration company.	December 2003

	Position with	Principal Occupation for Five
Name and Residence	Corporation	Preceding Years	Director Since
Chairman and Director of Norsemont Mining Inc., (2007 to present), a copper development company.

Director, Weda Bay Minerals Inc., (2005 to 2006), a nickel development company.

Director, Southern Cross Resources Inc. (2003 to 2005), a mineral exploration company.

Lyle R. Hepburn (3)(4) Ontario, Canada	Director	Partner in the Toronto law firm of Beach, Hepburn LLP (1985 to present).	April 2004

Jo Mark Zurel (1)(2)(4)(5) Newfoundland and Labrador, Canada	Director	President, Stonebridge Capital Inc. (2006 to present), an investment company.

		Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation (1998 to 2006), a helicopter services company.	December 2006

Scott Hand (2)(3)(4)(5) Ontario, Canada	Director	Former Chairman and Chief Executive Officer of Inco Limited (April 2002 to January 2007), a mining company.	May 2007

Sean Tetzlaff British Columbia, Canada	Chief Financial, Officer, Vice President, Finance and Corporate Secretary	Chief Financial Officer, Vice President, Finance and Corporate Secretary of Fronteer (2005 to present).

Chief Financial Officer and Corporate Secretary of Aurora (2005 to 2008), a mineral exploration company.

		Chartered accountant, KPMG LLP (2001 to 2004), a chartered accountancy firm.	N/A

Christopher Lee British Columbia, Canada	Chief Geoscientist	Chief Geoscientist of Fronteer (2007 to present).

Prior Chief Geoscientist and subsequent provision of Chief Geoscientist services to Aurora (January 2007 to present), a mineral exploration company.

		Principal Geologist of SRK Consulting Inc. (2000 to 2006), an engineering consulting firm.	N/A

Ian Cunningham-Dunlop British Columbia, Canada	Vice President, Exploration	Vice President, Exploration of Fronteer (2004 to present). Vice President, Exploration of Aurora (2005 to 2008), a mineral exploration company.	N/A

	Position with	Principal Occupation for Five
Name and Residence	Corporation	Preceding Years	Director Since
Jim Lincoln Nevada, USA	Vice President, Operations	Vice President, Operations of Fronteer (2006 to present).

Chief Operating Officer of Aurora (2006 to 2008).

Vice President, Corporate Development of Jinshan Gold Mines Inc. (2005 to 2006), a mining corporation.

Principal of Lincoln Associates Inc. (2004 to 2005), an international mineral resource consulting corporation.

		Senior Vice President and Chief Operating Officer of North Star Exploration Inc. (2002 to 2004), a mineral exploration corporation.	N/A

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Special Committee.

(5)	Member of the Special Option Committee.

(6)	Health, Safety and Environment Committee.
     The term of office of each of the Corporation’s directors expires at the Corporation’s next annual general meeting at which directors are elected for the upcoming year or earlier in accordance with the by-laws of the Corporation.
Aggregate Ownership of Securities
     As at December 31, 2008, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 648,800 Common Shares of the Corporation representing approximately 0.8% of the issued and outstanding Common Shares of the Corporation as of such date.
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
     Save for as set out below:
1.	no director or executive officer of Fronteer is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director, chief financial officer or chief executive officer of any company that,
(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (any such order, an “Order”) that was issued while that person was acting in that capacity; or

(b)	was subject to an Order that was issued after that person ceased to act in such capacity and which Order resulted from an event that occurred while that person was acting in that capacity; and

2.	no director, executive officer or shareholder of the Corporation holding a sufficient number of securities of the Corporation to materially affect its control (a “Significant Shareholder”):
(a)	is, at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets; and
3.	no director, executive officer or Significant Shareholder of the Corporation has been subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
     Mr. Lennox-King was previously a director of Unisphere Waste Conversion Ltd. (TSXV: UCB). He resigned as a director of Unisphere Waste Conversion Ltd. on February 9, 2005, immediately before a subsidiary of Unisphere Waste Conversion Ltd. filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).
     In 2002, Mr. Lincoln was employed by North Star Exploration, Inc. (“North Star”) as Senior Vice President and Chief Operating Officer. North Star was a wholly-owned subsidiary of EMEX Corporation (“EMEX”), a NASDAQ listed company. EMEX was controlled by a New York Banking Family Trust (the “Trust”). Over a six year period from late 1996 through to late 2002, EMEX invested approximately US$30,000,000 in North Star and another EMEX subsidiary. The funds were supplied by the Trust in the form of secured loans to EMEX. In late 2002, the Trustees of the Trust decided that the investment was not going to be paid back in any reasonable time. The Trust chose to end its business endeavors by declaring Chapter 11 bankruptcy under the applicable U.S. bankruptcy laws. In December 2002, EMEX filed for Chapter 11 bankruptcy in the Bankruptcy Court of Denver, Colorado. The bankruptcy proceedings were completed in the Denver Bankruptcy Court in late 2003. In November 2002, upon learning of the intent of the parent company to file for bankruptcy, Mr. Lincoln resigned as an officer and board member from North Star.
     The above and below information as to ownership of securities of the Corporation, corporate cease trade orders, bankruptcies, penalties or sanctions, and existing or potential conflicts of interest, not being within the knowledge of the Corporation, has been provided by each insider of the Corporation individually.
CONFLICTS OF INTEREST
     Except as disclosed herein, to the knowledge of management of the Corporation, there are no existing or potential material conflicts of interest between the Corporation or any of its subsidiaries and any director or officer of the Corporation. Directors and officers of the Corporation may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Corporation or any of its subsidiaries may participate, the directors of the Corporation may have a conflict of interest in negotiating and conducting terms in respect of such participation. In the event that such conflict of interest arises at a meeting of the Corporation’s board of directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
     The Corporation is not currently, and has not at any time during its most recently completed financial year, been a party to, nor has any of its property been the subject of, any material legal proceedings or regulatory actions. Except as described below, the Corporation is not aware of any such proceedings or actions threatened or known to be contemplated.
     On January 29, 2009, the Corporation received a letter from New York counsel to NWG Investments Inc. (“NWG”), demanding the rescission of the share exchange transaction between the Corporation and NewWest, which was concluded in September 2007. The letter alleges that the Corporation fraudulently induced NWG to transfer its NewWest shares through misrepresentations and omissions of material fact regarding the ability of Aurora to commence uranium mining operations in Labrador, Canada. In April 2008, the Nunatsiavut Government imposed a three-year moratorium on mining of uranium on its lands in Labrador. NWG alleges that Fronteer knew about the moratorium prior to the conclusion of the NewWest share exchange in September 2007 and did not disclose this information to NWG. The letter also advises Fronteer that NWG is exploring an oppression claim against Fronteer and other unidentified persons in Ontario. As of March 30, 2009, no claim has been filed with any court. The Corporation’s counsel have performed a detailed review of the Corporation’s communications and disclosure of this matter and as a result, the Corporation believes that the threatened claims have no merit and plans to vigorously defend itself should any claim be filed. No amounts have been accrued for any potential loss under this complaint.
     In December 2007, the Corporation received a letter from Siskinds LLP, a law firm in Ontario, Canada, alleging that certain stock options granted by Fronteer were implicitly in the money at the time of grant. The board of Fronteer immediately struck an independent committee (the “Special Option Committee”) to review the Corporation’s stock option granting practices and past option grants. The Special Option Committee hired independent counsel to assist with the review. Based on the investigation conducted by and the advice of independent counsel, the Special Option Committee concluded, among other things, that it did not believe that Fronteer had looked back for dates that would give a grantee a better price than was available on the date of grant. The Corporation has complied with all of its reporting obligations in respect of this matter. The Special Committee’s independent counsel discussed the review with the TSX and has been advised that the TSX has closed it’s file on this matter. In addition, the Special Option Committee has been advised by it’s independent counsel that the administration of it’s stock option policy complies with it’s stock option plan, with TSX requirements and with current best practice standards. On the recommendation of the Special Option Committee, the Board has adopted a stock option policy that sets out the basis on which options are granted.
     The Corporation believes that the threatened claims have no merit and will vigorously defend itself and its directors should any claim be filed. No amounts have been accrued for any potential loss under this complaint. As of March 30, 2009, no claim has been filed with any court.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     Other than as described below and elsewhere in this AIF, no director, executive officer, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any associate or affiliate of any of the foregoing, has or has had any material interest, directly or indirectly, in any transaction involving the Corporation within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.
Restructuring Agreements
     On and as of June 30, 2005, WSMC, a wholly-owned subsidiary of Western States Minerals, consolidated the rights to possess, explore, develop and mine the Mineral Interests of the Safra Companies. In addition, Western States Royalty, an affiliate of WSMC, acquired the Mineral Royalties on the properties of NewWest, subject to the right of Zaca Resources to retain the Zaca Royalty.
     As part of the various Pre-IPO NewWest Restructuring completed prior to or as of July 5, 2006 discussed elsewhere in this AIF, such Mineral Interests and Mineral Royalties (including the Zaca Royalty) were sold or contributed to the LLC’s. The LLCs were in turn sold to NWG, a company that is indirectly, wholly-owned by Mr. Jacob Safra. Following these transactions, pursuant to the LLC Purchase Agreement, NWG and therefore indirectly, Mr. Safra, acquired all of the issued and outstanding shares of NewWest in exchange for the acquisition by NewWest of a 100% interest in each of the LLCs. Under the LLC Sale Agreement, NewWest acquired all of the issued and outstanding shares of NewWest USA, in exchange for the acquisition by NewWest USA of 100% of NewWest’s interests in the LLCs. In October 2006, NewWest Gold LLC and Zaca Mining LLC were merged into NewWest USA. After giving effect to these transactions and Fronteer’s subsequent acquisition of NewWest, NewWest acquired and continues to hold all Mineral Interests through Fronteer USA (formerly NewWest USA) and Fronteer Gold LLC (formerly Nevada Western Gold LLC), and holds all Mineral Royalties (including the Zaca Royalty) through NWG Royalty LLC. On August 29, 2006, NewWest completed an initial public offering after which Mr. Safra’s indirect interest in NewWest was reduced to approximately 86%. Upon completion of the acquisition of all of the issued and outstanding shares of NewWest by the Corporation as discussed above, Mr. Safra, primarily through NWG, currently owns approximately 11.4% of all of the issued and outstanding Common Shares of Corporation as of the date of this AIF .
Offer to Acquire Aurora
     As described elsewhere in this AIF, on January 23, 2009, Fronteer commenced its Offer by way of take-over bid to acquire all of the outstanding Aurora Shares not already owned by Fronteer. For further details, see the section of this AIF entitled “General Development of the Business — Three Year History” above. Each of Oliver Lennox-King, a Director of Fronteer, and Mark O’Dea, the President and Chief Executive Officer and a Director of Fronteer, are also directors on the board of Aurora (Mr. Lennox-King is the Chairman of the Aurora board and Mr. O’Dea is the Deputy Chairman of the Aurora board). In connection with the Offer, the board of directors of Aurora struck a special committee comprised of independent directors and, accordingly, neither Mr. Lennox-King nor Mr. O’Dea participated in deliberations by the board of Aurora in respect of the Offer. In addition, each such individual, along with certain other directors and executive officers of Fronteer, held or hold Aurora Shares and/or options to acquire Aurora Shares. Except as disclosed above, to the knowledge of Fronteer, no other director or executive officer of Fronteer, or any other person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares of Fronteer, or any associate or affiliate of any of the foregoing, have or had any material interest, direct or indirect, in any transactions within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Fronteer.
REGISTRAR AND TRANSFER AGENT
     The Corporation has co-transfer agents being Equity Transfer & Trust Company at its principal office in Toronto, Ontario, Canada and the Registrar and Transfer Company at its principal office in Cranford, New Jersey, USA.

MATERIAL CONTRACTS
     The only material contracts entered into by the Corporation, other than in the ordinary course of business, during the most recently completed financial year of the Corporation or before the most recently completed financial year of the Corporation but which are still in effect, are as follows:
1. The Option Agreement dated April 27, 2004 between the Corporation and TCAM, pursuant to which TCAM and the Corporation acquired their 60% and 40% interests, respectively, in the Aği Daği Property, and the Option Agreement dated May 6, 2004 between the Corporation and TCAM, pursuant to which TCAM and the Corporation acquired their 60% and 40% interests, respectively, in the Kirazlí Property (collectively, the “TCAM Option Agreements”). Under the Option Agreements, TCAM was entitled to certain back-in rights in respect of each project, which rights were subsequently exercised by TCAM as discussed elsewhere in this AIF. As a result of electing to exercise its back-in rights, TCAM’s royalty rights in respect of the Aği Daği and Kirazlí projects provided for under the Option Agreements no longer apply. Under the TCAM Option Agreements, Fronteer and TCAM hold their interests in the two properties through two Turkish corporations. TCAM controls both Turkish corporations and remains operator of the projects for as long as TCAM’s interest exceeds 50%. In consideration of the preliminary ounces then-outlined on the properties, Fronteer is required to pay TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce, up to a maximum of 600,000 ounces on Aği Daği and 250,000 ounces on Kirazlí, produced from within the then-defined resource areas. The ownership structure in respect of each project will remain at 60% TCAM / 40% Fronteer unless the respective interest of either party is diluted for failure to participate in funding an approved program. The activities and other details of the investments are more fully described elsewhere in this AIF.
2. The Option Agreement dated October 19, 2004 between the Corporation and TCAM, pursuant to which the Corporation was granted an option to acquire a 100% interest in a group of properties known as the Biga Properties (which includes the Halilağa Property) and TCAM was granted certain back-in rights. Under the terms of the Option Agreement, TCAM and Fronteer earned a 60% and 40% interest, respectively, in the Halilağa Property and four other designated properties (together the “Designated Properties”). TCAM has a further right to elect to earn an additional 10% interest in the Halilağa Property, thereby increasing its interest in the Halilağa Property to 70%. Such election on the Halilağa Property was required to be made within 90 days of TCAM earning its 60% interest in the the Halilağa Property. To earn its additional 10% interest on the Halilağa Property, TCAM is required to complete a feasibility study on the Halilağa Property within four years of earning its 60% interest. In addition to completing a feasibility study, if TCAM makes the decision to put the Halilağa Property into production and Fronteer wishes to participate, TCAM is required to use its best efforts to arrange project debt financing and offer to loan to Fronteer, at commercial rates, the remaining equity component of any project financing required. TCAM’s right to elect to earn an additional 10% interest in the Halilağa Property has been extended to the earlier of (i) December 31, 2009 and (ii) the date which is six months after the date of receipt of drill permit approvals that would permit TCAM to perform drilling in the Kestane zone of the Halilağa Property (further details are described in item 6 under “Material Contracts” below). TCAM has elected to maintain its 60% interest on three of the remaining Designated Properties while the fourth Designated Property, Pirentepe, has been added to and now forms part of the Halilağa Property. Should TCAM elect to earn an additional 10% in the Halilağa Property, TCAM’s requirement to complete a feasibility study at the Halilağa Property will be extended to four years from the date the election to earn the additional 10% is made. If TCAM elects not to earn an additional 10% in the Halilağa Property, the ownership structure will remain at 60% TCAM / 40% Fronteer, unless the respective interest of either party is diluted for failure to participate in funding an approved program.

3. Agreement Respecting Further Exploration of Area of Interest dated February 28, 2006 between the Corporation, Altius and Aurora, whereby the Corporation and Altius agreed to contribute to Aurora any future lands acquired within an area of interest in the Central Mineral Belt, Labrador, or within the currently exempt mineral lands in Labrador. This Agreement also terminated the former alliance between the Corporation and Altius upon the initial public offering of Aurora, pursuant to which each of Fronteer and Altius acquired an equity interest in Aurora in consideration for contributing their respective lands in the Central Mineral Belt, Labrador, to Aurora..
4. Joint Venture Agreement between NewWest Gold USA Inc. (now Fronteer USA) and Pittston Nevada Gold Company, a wholly-owned subsidiary of AuEX Ventures Inc. (“AuEX”) dated December 22, 2006 and effective May 23, 2006, to allow Fronteer to earn up to a 65% interest in the Long Canyon Project. Under the Joint Venture Agreement, each party retains a 3% NSR royalty on respective lands contributed to the joint venture. To maintain a 51% interest in the Long Canyon Property, Fronteer USA was required to expend the first US$5,000,000 on the joint properties, which was completed in September 2008. Fronteer USA elected not to earn an additional 14% by completing all subsequent expenditures through to completion of a feasibility study. The joint venture will therefore remain a 51% Fronteer/49% AuEX joint venture unless the respective interest of either party is diluted for failure to participate in funding an approved program. Details concerning this joint venture arrangement are described elsewhere in this AIF.
5. Arrangement Agreement between Fronteer and NewWest dated July 27, 2007, pursuant to which Fronteer acquired 100% of NewWest. Pursuant to the Arrangement Agreement, Fronteer agreed to exchange 0.26 of a Fronteer Common Share for each NewWest share acquired. In addition, all of the outstanding options of NewWest were exchanged for replacement options of Fronteer and became exercisable to acquire that number of Common Shares determined by reference to the exchange ratio. The completion of the arrangement was subject to a number of customary conditions precedent, including that it be approved by 66 2/3% of the votes cast by NewWest’s shareholders and optionholders at a special meeting, which approval was subsequently obtained. The Arrangement Agreement also contained certain representations and warranties by the parties. The acquisition of NewWest by Fronteer pursuant to the terms of the Arrangement Agreement was completed on September 24, 2007.
6. Option and Joint Venture Agreement between Fronteer and Newmont Mining Corporation (“Newmont”) dated June 1, 2008, with respect to the terms of a joint venture on the Sandman Property, which Agreement replaces the LOI between Fronteer and Newmont, as it relates to the Sandman project, described elsewhere in this AIF. Under the terms of the Agreement, Newmont may earn up to a 60% interest in the Sandman project by investing $23,000,000 in advancing the project. As part of the Agreement, Newmont contributed over eight new sections of adjacent mineral interests to the Sandman Property. Under the terms of the two-phase agreement, Newmont may earn an initial 51% interest in Sandman within 36 months by: (i) spending an initial US$14,000,000 on exploration (US$3,000,000, US$5,000,000 and US$6,000,000 in years one, two and three, respectively), (ii) making a production decision supported by a bankable feasibility study, (iii) making a commitment to fund and construct a mine, and (iv) reporting reserves. As part of Phase 2, Newmont may then earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development. Fronteer can also elect to have Newmont arrange financing for its 40% of ongoing development costs at the lesser of (i) the London Interbank Offered Rate (LIBOR) plus 4%, or Fronteer’s then-current borrowing rate. Newmont must obtain repayment of the amount advanced, plus interest, solely from up to 80% of Fronteer’s share of production, less production costs. Provided that Newmont completes its Phase 2 earn-in requirements, Newmont is entitled to recover an additional sum of US$3,750,000 from 90% of the Corporation’s share of production (net of costs) until that amount is recovered in full. Fronteer retains a 2% NSR royalty on production of the first 310,000 ounces at Sandman.
     Copies of each of the material contracts described above have been filed with the applicable Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS
Names of Experts
     PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, provide auditors’ reports with respect to the audited financial statements of the Corporation.
     The individuals named below have each prepared technical reports for the Corporation with respect to the Corporation’s mineral properties:
(a)	Gary Giroux, P. Eng., co-author of the technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007” dated February 19, 2007 as amended March 1, 2007; co-author of the amended technical report entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007” dated November 20, 2007; co-author of the technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007” dated February 19, 2007; co-author of the technical report entitled “The Exploration Activities of Fronteer Development Group Inc. on the Aği Daği Gold Property, Çanakkale Province, Turkey from April 2004 to December 2005”, dated March 10, 2006, as amended May 25, 2006 and as further amended May 25, 2006; and co-author of the technical report entitled “The Exploration Activities of Fronteer Development Group Inc. on the Kirazlí Gold Property, Çanakkale Province, Republic of Turkey During the Period February to December 2005” dated March 10, 2006, as amended May 25, 2006 and as further amended May 25, 2006;

(b)	Ian Cunningham-Dunlop, P. Eng., co-author of the technical report entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007 — Part II CMB Mineral Resources” dated April 7, 2008, as amended August 28, 2008; co-author of the amended technical report entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007” dated November 20, 2007; co-author of the technical report entitled “Technical Report on the Aği Daği Gold Property, Çanakkale Province, Turkey” dated August 1, 2007; and co-author of the technical report entitled “Technical Report on the Kirazlí Gold Property, Çanakkale Province, Turkey” dated August 1, 2007; co-author of the technical report entitled “The Exploration Activities of Fronteer Development Group Inc. on the Aği Daği Gold Property, Çanakkale Province, Turkey from April 2004 to December 2005” dated March 10, 2006, as amended May 25, 2006 and as further amended May 25, 2006; and co-author of the technical report entitled “The Exploration Activities of Fronteer Development Group Inc. on the Kirazlí Gold Property, Çanakkale Province, Republic of Turkey During the Period February to December 2005” dated March 10, 2006, as amended May 25, 2006 and as further amended May 25, 2006;

(c)	Christopher Lee, P. Geo., co-author of the technical report entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007

— Part II CMB Mineral Resources” dated April 7, 2008 and amended August 28, 2008; co-author of the technical report entitled “Technical Report on the Aği Daği Gold Property, Çanakkale Province, Turkey” dated August 1, 2007; co-author of the technical report entitled “Technical Report on the Kirazlí Gold Property, Çanakkale Province, Republic of Turkey” dated August 1, 2007; co-author of the amended technical report entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007” dated November 20, 2007; and co-author of the technical report entitled “Technical Report on the Northumberland Project, Nye County, Nevada, USA: Resource Update 2008” dated July 28, 2008 as amended August 8, 2008;

(d)	Dr. D.H.C. Wilton, P. Geo., co-author of the amended technical report entitled “The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 2006 to January 2007” dated February 19, 2007 and amended March 1, 2007; and co-author of the amended technical report entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to October 31, 2007” dated November 20, 2007;

(e)	Peter Grieve, M.Sc., M.A.I.G., author of the technical report entitled “Technical Report on the Pirentepe and Halilağa Exploration Properties, Çanakkale, Western Anatolia, Turkey” dated March 30, 2007; and author of the updated technical report entitled “Technical Report on the Halilağa Exploration Property, Çanakkale, Western Turkey” dated March 30, 2009;

(f)	Dr. Mark O’Dea, P. Geo., co-author of the amended technical report entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the Period January 1, 2007 to October 31, 2007” dated November 20, 2007;

(g)	Jim Lincoln, P. Eng., co-author of the amended technical report entitled “An Update on the Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada during the Period January 1, 2007 to October 31, 2007” dated November 20, 2007;

(h)	Michael M. Gustin, R.P. Geo., of MDA, co-author of the updated technical report entitled “Updated Technical Report, Sandman Gold Project, Humboldt County, Nevada, USA” dated November 1, 2007; co-author of the technical report entitled “Updated Technical Report, Northumberland Property, Nye County, Nevada, USA” dated November 1, 2007;

(i)	George Lanier, co-author of the technical report entitled “Updated Technical Report, Northumberland Project, Nye County, Nevada, USA” dated November 1, 2007; and co-author of the technical report entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” dated November 1, 2007;

(j)	Steven Ristorcelli, R.P. Geo., of MDA, co-author of the technical report entitled “Updated Technical Report, Northumberland Project, Nye County, Nevada, USA” dated November 1, 2007; and co-author of the technical report entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA” dated November 1, 2007;

(k)	David Griffith, P. Geo., of MDA, co-author of the technical report entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA” dated November 1, 2007;

(l)	Jim Ashton, P. Eng., co-author of the updated technical report entitled “Technical Report on the Northumberland Project, Nye County, Nevada, USA: Resource Update 2008” dated July 28, 2008 as amended August 8, 2008; and co-author of the technical report entitled “Updated Technical Report, Sandman Gold Project, Humbolt County, Nevada, USA” dated November 1, 2007; and

(m)	Moira T. Smith, P. Geo, qualified person responsible for the technical disclosure on the Long Canyon Project.
Interests of Experts
     As of the date of this AIF, PricewaterhouseCoopers LLP have reported that they are independent in accordance within the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the Securities Act administered by the SEC and the requirements of the Public Company Accounting Oversight Board.
     Except as noted below, none of the other experts named under “Names of Experts,” above, either as of the date when they prepared the statement or report, or anytime thereafter to the date hereof had or received any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation (based on information provided to the Corporation by the experts).
     Each of Ms. Smith and Messrs. O’Dea, Lincoln, Cunningham-Dunlop, Lee, Ashton, Lanier and Grieve are, as of the date of this report or were, as of the date of his or her report or statement above, employees of the Corporation. As of the date hereof, the registered or beneficial interests, direct or indirect, in any securities of the Corporation, held by each of Ms. Smith and Messrs. Lincoln, Cunningham-Dunlop, Lee, Ashton, Lanier and Grieve constitute less than 1% of the Corporation’s outstanding securities. None of the experts holds an interest, either direct or otherwise, in any property of the Corporation.
     As of the date of this report, Mr. O’Dea, the President and Chief Executive Officer of the Corporation, directly or indirectly holds, or controls and directs, an interest in 52,443 Common Shares of the Corporation. In addition, Mr. O’Dea holds employee stock options to purchase an additional 1,480,000 Common Shares of the Corporation at exercise prices ranging from $1.20 to $14.25 and expiring on dates ranging from September 28, 2009 to February 5, 2018.
PROMOTERS
     Each of Mark O’Dea, President and Chief Executive Officer of the Corporation, and Sean Tetzlaff, Chief Financial Officer and Corporate Secretary of the Corporation, were involved in the founding and organizing of Fronteer and its subsidiary Aurora and, accordingly, are considered “promoters” pursuant to applicable Canadian securities laws. Mr. O’Dea and Mr. Tetzlaff were previously employed by Aurora and, in connection with the prior termination of their employment, are entitled to or have received certain severance payments from Aurora. Mr. O’Dea is entitled to severance equal to six months’ of his prior Aurora annual salary ($255,000) and received a bonus payment in respect of his prior employment with Aurora during a portion of 2008, at an amount equal to $54,782. Mr. Tetzlaff received a total of $85,000 in severance payments, equal to six months’ of his prior Aurora annual salary.

     Mr. O’Dea beneficially owns, or controls and directs, 52,443 Common Shares representing approximately 0.05% of the issued and outstanding Common Shares. Mr. Tetzlaff beneficially owns, or controls and directs, nil Common Shares representing approximately 0% of the issued and outstanding Common Shares. Each of Mr. O’Dea and Mr. Tetzlaff also previously received, in connection with performance of their duties and responsibilities during their prior employment with Aurora, options to acquire Aurora Shares. Mr. O’Dea currently holds 869,600 options to acquire Aurora Shares, while Mr. Tetzlaff currently holds 377,500 options to acquire Aurora Shares. It is anticipated that upon the completion of the takeover of 100% of Aurora by Fronteer, expected to close on April 21, 2009, each Aurora option will be convertible into .825 of a Fronteer share, upon exercise.
AUDIT COMMITTEE INFORMATION
Audit Committee Charter
     The Corporation’s Audit Committee has a written charter (the “Audit Committee Charter”), a copy of which is attached to this AIF as Schedule “A.”
Composition of the Audit Committee
     The following are the members of the Corporation’s Audit Committee:

Jo Mark Zurel (Chairman)	Independent (1)	Financially literate (1)

George Bell	Independent (1)	Financially literate (1)

Donald McInnes	Independent (1)	Financially literate (1)
Note:

(1)	As defined by National Instrument 52-110 — Audit Committees (“NI 52-110”).
Relevant Education And Experience
     The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member:
Jo Mark Zurel
     Mr. Zurel holds a Bachelor of Commerce degree from Dalhousie University and is a Chartered Accountant. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel is currently the President of Stonebridge Capital Inc., an investment company with a diverse portfolio of investments in private and public companies. As a result of this past experience, Mr. Zurel has extensive experience preparing and evaluating financial statements with a breadth and level of complexity similar to those of the Corporation. He currently also serves on the audit committee of Major Drilling International Inc. and Newfoundland Power Inc.
George Bell
     Mr. Bell has a Bachelor of Science in Business Administration from the University of North Dakota. He has over 40 years of experience working in various roles within the mineral resource and forestry industries. Mr. Bell is currently President and Chief Executive Officer of Unor Inc. (2004 to present), a publicly traded mineral exploration company. From 1997 to 2003, Mr. Bell was an Officer and Director of eSpatial Solutions Limited, a Dublin-based software developer. Mr. Bell was a member of the audit committee of Southern Cross Resources Limited, a former TSX-listed company from 2003 to 2006 and Weda Bay Minerals Inc., another former TSX-listed company from 2005 to 2006. As a result of this past experience, Mr. Bell has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation.
Donald McInnes
     Mr. McInnes is past President and Director of Western Keltic Mines Inc. (1993 to 2006), a current director and past President of Blackstone Ventures Inc. (1995 to March 2008) and a former Director of Atkiwa Minerals Corp, all of which are mineral exploration companies. He is also Vice Chair and Chief Executive Officer of Plutonic Power Corporation (1999 to present), a publicly traded emerging power producer. As a result of this past experience, Mr. McInnes has extensive experience evaluating financial statements with a breadth and level of complexity similar to those of the Corporation. He currently serves on the audit committee of Blackstone Venture Inc. and Plutonic Power Corporation and formerly served on the audit committee of Atikwa Minerals Corp. The Corporation has not relied on any exemptions in NI 52-110 regarding constitution of the Audit Committee or otherwise in 2008 or 2007.
Audit Committee Oversight
     At no time since the commencement of the year ended December 31, 2008 was a recommendation of the Audit Committee to nominate or compensate an Independent Registered Chartered Accountant not adopted by the board of directors of the Corporation.
Pre-Approval Policies and Procedure
     The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter attached as Schedule “A” hereto.
Independent Registered Chartered Accountants Services Fees (By Category)
     The aggregate fees billed by the Corporation’s Independent Registered Chartered Accountants in the years ended December 31, 2008 and 2007 are as follows:

		Audit-Related
	Audit Fees	Fees	Tax Fees	All Other Fees	Total Fees

2007	$137,800	47,350	$32,000	$Nil	$217,150
2008	$210,000	Nil	$20,741	$Nil	$231,741
     The nature of each category of fees is as follows:
Audit Fees:
Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual financial statements, reviews of the Corporation’s interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements, (including the Corporation’s short form prospectus offering in May 2007). Audit fees increased over 2007 due to the complexity of the Corporation and the need for the auditors to attest to Management’s assessment of the effectiveness of internal controls.

Audit-Related Fees:
     Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the Audit Fees item above. In 2007 fees were paid for accounting, advisory and consulting services performed with respect to the acquisition by the Corporation of all the issued and outstanding shares of NewWest and the preparation of the information circular of NewWest distributed to its shareholders in connection therewith. See the section of this AIF entitled “General Development of the Business — Three Year History” above.
Tax Fees:
     Tax fees were paid for tax compliance, tax advice and tax planning professional services related to payroll matters in 2007 in respect of employees who were U.S. residents.
All Other Fees:
     There were no Other fees paid.
ADDITIONAL INFORMATION
     Additional information relating to the Corporation is available on SEDAR under the Corporation’s profile at www.sedar.com. Additional information, including with respect to directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation’s information circular for its most recent annual general meeting of security holders involving the election of directors. Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the Corporation’s most recently completed financial year. A copy of such documents and of this Annual Information Form may be obtained upon request from the Corporate Secretary of the Corporation. The Corporation may require payment of a reasonable charge if the request is made by a person who is not a holder of securities of the Corporation.

SCHEDULE “A”
Charter of the Audit Committee of the Board of Directors of
Fronteer Development Group Inc.
Purpose
The Audit Committee (the “Committee”) is appointed by and reports to the Board of Directors (the “Board”) of Fronteer Development Group Inc. (the “Corporation”). The Committee assists the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Corporation. The Committee’s primary duties and responsibilities are to:
•	conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•	assess the integrity of internal controls, disclosure controls and financial reporting procedures of the Corporation and ensure implementation of such controls and procedures;

•	ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

•	review the quarterly and annual financial statements and management’s discussion and analysis of the Corporation’s financial position and operating results and report thereon to the Board for approval of same;

•	review the Annual Report on Form 20-F or the Annual Information Form and Form 40-F, if applicable, and report to the Board for approval of the same;

•	recommend to the Board for approval by the shareholders the Corporation’s external auditors;

•	monitor the independence and performance of the Corporation’s external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration;

•	establish procedures for the receipt of complaints and submissions relating to accounting matters;

•	except as set forth below, pre-approve all audit and non-audit services provided by the Corporation’s external auditors; and

•	provide oversight to related party transactions entered into by the Corporation and other matters involving conflicts of interest.
Resources and Authority
1. The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.

2. The Committee shall have unrestricted access to the books and records of the Corporation.
3. The Committee has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.
Composition
4. The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission (“OSC”), the Toronto Stock Exchange, the Business Corporations Act (Ontario), the United States Securities and Exchange Commission (the “SEC”), the NYSE Amex and all applicable securities regulatory authorities.
5. The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.
6. The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.
7. Each member of the Committee shall be “independent” (as such term is defined under applicable securities laws and exchange requirements). Also, at least one member of the Committee shall meet the requirements of an “audit committee financial expert” (as such term is defined in Form 20-F or Form 40-F, as applicable).
Meetings
8. The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. The attached Appendix A sets out certain items to be addressed in regularly scheduled meetings of the Committee.
9. A majority of the members of the Committee present either in person or by telephone shall constitute a quorum.
10. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.
11. The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.
12. Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.
13. The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.
14. The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries, and other persons, as the Committee may see fit, from time to time, to attend at meetings of the Committee.
15. Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.
16. The Chair of the Committee shall report periodically the Committee’s findings and recommendations to the Board.
Resources and Authority
17.	The Committee shall have the authority to:
(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and give direction for payment of compensation for advisors employed by the Committee;

(c)	communicate directly with the internal and external auditors.
Chair
18.	The Chair of the Committee:
(a)	provides leadership to the Committee with respect to its functions as described in this charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

(b)	chairs meetings of the Committee, unless not present including in camera sessions, and reports to the Board of Directors following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

(c)	ensures that the Committee meets on a regular basis and at four times per year;

(d)	in consultation with the Lead Director and the Committee members, establishes a calendar for holding meetings of the Committee;

(e)	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Lead Director and any other parties as applicable;

(f)	ensures that Committee materials are available to any Director on request;

(g)	acts as liaison and maintains communication with the Lead Director and the Board to optimize and coordinate input from Board Members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

(h)	reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole;

(i)	ensures that the members of the Committee understand and discharge their duties and obligations;

(j)	fosters ethical and responsible decision making by the Committee and its individual members;

(k)	together with the Corporate Governance and Nominating Committee, oversees the structure, composition, membership and activities delegated to the Committee from time to time;

(l)	composition, membership and activities delegated to the Committee from time to time;

(m)	ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and preapproves work to be done for the Committee by consultants;

(n)	facilitates effective communication between members of the Committee and management; and

(o)	attends each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair; and

(p)	performs such other duties and responsibilities as may be delegated to the Chair by the Board of Directors from time to time.
Responsibilities
19.	The Committee shall:
Financial Accounting and Reporting Process and Internal Controls
(a)	Review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“Canadian GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

(b)	Review and approve the interim financial statements prior to their being filed with the appropriate regulatory authorities.

(c)	Review the Annual Report on Form 40-F to satisfy itself that it is presented in accordance with applicable U.S. federal securities laws and regulations and report thereon to the Board and recommend to the Board whether or not same should be approved prior to being filed with the appropriate regulatory authorities.

(d)	Review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response. The Committee shall assess the integrity of internal controls and financial reporting procedures and ensure implementation of such controls and procedures.

(e)	Satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

(f)	Approve management’s discussion and analysis relating to interim financial statements and any other public disclosure documents, that are required to be reviewed by the Committee under any applicable laws before the Corporation publicly discloses this information. Review and recommend to the Board for approval of management’s discussion and analysis relating to annual financial statements and any other public disclosure documents, that are required to be approved by the Board under any applicable laws before the Corporation publicly discloses this information.

(g)	Meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Corporation in charge of financial matters, deem appropriate.

(h)	Inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

(i)	Review the post-audit or management letter (if one is issued) containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

(j)	Oversee the Corporation’s plans to adopt changes to accounting standards and related disclosure obligations.

(k)	Ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

(l)	Establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
(m)	Provide oversight to related party transactions and other matters involving conflicts of interests entered into by the Corporation.
Independent Auditors
(n)	Recommend to the Board for approval by the shareholders a firm of external auditors and shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

(o)	Ensure that in compliance with applicable law, the lead audit partner at the external auditors is replaced every five years.

(p)	Be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

(q)	Except as set forth below, pre-approve all audit and non-audit services not prohibited by Canadian and United States securities laws and regulations to be provided by the external auditors.

(r)	Monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

(s)	Prior to the audit, review the external auditors’ audit plan, including the scope, procedures, timing and staffing of the audit.

(t)	Review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

(u)	Obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within Canadian GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Corporation and the external auditors.

(v)	Review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on a quarterly basis.

(w)	Directly review and approve the Corporation’s hiring of partners, employees and former partners and employees of the present and former auditors of the Corporation.

(x)	Ensure its receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Corporation consistent with United States Independence Standards Board Standard 1.
Other Responsibilities
(y)	Perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

(z)	Review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

FRONTEER DEVELOPMENT GROUP INC.

Procedures for Receipt of Complaints and Submissions
Relating to Accounting Matters
1.	The Corporation shall inform employees by e-mail that is disseminated to all employees at least annually, of the individual (the “Complaints Officer”) designated from time to time by the Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

2.	The Complaints Officer shall be informed that any complaints or submissions so received must be kept confidential and that the identity of employees making complaints or submissions shall be kept confidential and shall only be communicated to the Committee or the Chair of the Committee.

3.	The Complaints Officer shall be informed that he or she must report to the Committee as frequently as such Complaints Officer deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Committee called to approve interim and annual financial statements of the Corporation.

4.	Upon receipt of a report from the Complaints Officer, the Committee shall discuss the report and take such steps as the Committee may deem appropriate.

5.	The Complaints Officer shall retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

FRONTEER DEVELOPMENT GROUP INC.
Procedures for Approval of Non-Audit Services
1.	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:
(a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

(b)	financial information systems design and implementation;

(c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d)	actuarial services;

(e)	internal audit outsourcing services;

(f)	management functions;

(g)	human resources;

(h)	broker or dealer, investment adviser or investment banking services;

(i)	legal services;

(j)	expert services unrelated to the audit; and

(k)	any other service that the Canadian Public Accountability Board, the United States Public Company Oversight Board or any other applicable regulatory authority determines is impermissible.
2.	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services in accordance with the requirements set forth under the “de minimis exception” provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. All other non-audit services shall be approved or disapproved by the Committee as a whole as set forth herein.

3.	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.
Updated January 21, 2009

APPENDIX A

MEETING AGENDA ITEMS

	Q1	Q2	Q3	Q4
1. Committee Mandate	X

• Review the mandate of the Committee annually including the accompanying pre-approval of audit and non-audit services policy, for submission to the Board of Directors.

2. Interim Financial Reports	X	X	X

• Review and approval of interim financial statements, MD&A and earnings press releases prior to their release to the public.

3. Annual Financial Reports	X

• Review and approval for submission to the Board of Directors of annual financial statements, MD&A and earnings press releases prior to their release to the public.

•     Discuss in detail the financial statement and the auditors’ report on the financial statement with the Chief Financial Officer and the external auditors. Review the post audit or management letter (if issued) containing the recommendations of the external auditors and management’s response and subsequent follow up to any identified weaknesses
X

4. Other Annual Financial Information				X

•     Review the annual report and other annual public information documents (for example, the AIF, 40-F and MD&A) prior to release. Make recommendation to the board whether or not the same should be approved prior to be filed with the appropriate regulatory authorities.

5. External Audit Terms of Reference and Planning			X

• Review the terms of the engagement of the external auditors, and the audit plan and estimated fees for the current year.

• Review the final audit fee of the previous year and pre-approve the fees for the current year.			X

• Review the annual audit plan prior to the audit with the auditors.			X

6. Internal Control Systems				X

•     Review any internal control reports prepared by management and the evaluation of such reports by external auditors, together with management’s assessment of internal controls. Assess the integrity of internal controls and financial reporting procedures of the Corporation and insure implementation of such controls and procedures.

•     Periodically assess the adequacy of the Corporation’s procedures surrounding the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, MD&A, and interim earnings press releases.
X

	Q1	Q2	Q3	Q4
• Review the status of management’s response to the previous year’s Audit Findings letter from the external auditors and the Corporation responses to the issues raised.	X

• Enquire as to the proposed wording of the CEO and CFO quarterly and annual certifications filed with regulators and assess adequacy.	X	X	X	X

7. Conduct of the Annual External Audit or Quarterly Review (if applicable)				X

• Discuss matters affecting the conduct of the audit or review and other corporate matters with the external auditors. Provide for a private discussion with the auditors.

• Recommend to the Board of Directors the retention or replacement of the external auditors.				X

• Set the compensation for external auditors and, provide oversight of the external auditors and ensure the external auditors report directly to the Committee.			X

• Resolve any disputes or disagreements between management and the external auditors regarding financial reporting.	X	X	X	X

• Directly review and approve the Corporation’s hiring of partners and other professionals in respect of audit and non-audit services.	X	X	X	X

• Review the fees paid to the external auditors and other professionals in respect of audit and non-audit services.	X	X	X	X

8. Policy Review	X

• Review the Corporations Whistle Blower Policy.

• Review and assess the adequacy of the Corporation’s Disclosure controls and Procedures Policy.			X

• Review and assess the adequacy of the Corporations Code of Ethics and any separate ethics standard for senior management. Discuss with Senior Management any known breach of the Code of Ethics.			X

9. External Auditor Services				X

• Pre-approve audit and non-audit services to be provided by the Corporation’s external auditors.

• Monitor and assess the relationship between management and the external auditors. Support and assure independence and objectivity of external auditors.	X	X	X	X

•     Obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within Canadian GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Corporation and the external auditors.
X

•     Receive from the external auditor a formal written statement delineating all relationships between the auditor and the Corporation consistent with United States Independence Standards Board Standard 1
X

	Q1	Q2	Q3	Q4
10. Risk Exposures				X

• Review significant risk exposures with management and external auditors, both internal and external and assess steps management has taken to minimize such risks.

11. Related Party Transactions	X	X	X	X

• Review related party transactions and other matters involving conflicts of interest and provide oversight as appropriate.

12. Review of Complaint Submissions	X	X	X	X

• Review of any complaints relating to Accounting Matters received by the Complaints Officer. Hear a report from the Complaints Officer.

Financial Statements
FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Years ended December 31, 2008 and 2007
(Expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting
The accompanying financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in Note 19, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.
The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.
The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows:

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and CEO	CFO, Corporate Secretary
Management Report on Internal Control Over Financial Reporting
Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Management has used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of internal control over financial reporting.
Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on this evaluation, management has concluded that the Corporation’s internal control over financial reporting was effective as at December 31, 2008.
The effectiveness of the Corporation’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report which appears within.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and CEO	CFO, Corporate Secretary
March 26, 2009

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +l 604 806 7000
Facsimile +1 604 806 7806
Independent Auditors’ Report
To the Shareholders of Fronteer Development Group Inc.
We have completed integrated audits of Fronteer Development Group Inc.’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting of as at December 31, 2008 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated financial statements
We have audited the accompanying consolidated balance sheets of Fronteer Development Group Inc. (“the Company”) as at December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Company’s financial statements as at December 31, 2008 and for each of the years in two year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements for the year ended December 31, 2006 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for the each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
Internal control over financial reporting
We have also audited Fronteer Development Group Inc’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the COSO.
Chartered Accountants
Vancouver, BC, Canada
March 26, 2009

(2)

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

As at December 31,

	2008	2007

Assets

Current assets:
Cash and cash equivalents	$30,941,783	$99,039,334
Short-term deposits	50,093,493	—
Accounts receivable and other	995,880	1,357,487
Due from related party (Note 15)	166,610	107,865

	82,197,766	100,504,686

Prepaid acquistion costs (Note 11)	724,590	—

Equipment (Note 6)	1,555,994	1,236,802

Investments (Note 7)	—	9,391,906

Reclamation deposits (Note 8)	3,175,125	1,797,010

Exploration properties and deferred exploration expenditures (Note 9)	227,664,887	223,852,971

Equity investments in Turkish Properties (Note 10)	13,255,365	12,957,378

Equity investment in Aurora Energy Resources Inc. (Note 11)	74,945,577	76,696,684

	$403,519,304	$426,437,437

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$3,420,398	$2,550,477
Due to joint venture partner	—	564,377
Asset retirement obligations (Note 8)	357,094	486,775

	3,777,492	3,601,629
Due to joint venture partners	122,441	—

Asset retirement obligations (Note 8)	1,068,433	765,479

Future income taxes (Note 12)	60,016,336	55,220,552

Shareholders’ Equity
Share capital (Note 13)	321,201,217	320,515,042
Contributed surplus	23,730,849	16,234,821
Accumulated other comprehensive income	—	4,788,488
Retained earnings (accumulated deficit)	(6,397,464)	25,311,426

	338,534,602	366,849,777

	$403,519,304	$426,437,437

Nature of operations (Note 1)
Contingencies and commitments (Notes 9, 14 and 18)
Subsequent events (Note 11, 17)
The accompanying notes form an integral part of these consolidated financial statements
Approved by the Board of Directors:

“Jo Mark Zurel”	“George Bell”

Director	Director

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in Canadian dollars)
For the year ended December 31,

	2008	2007	2006

Operating expenses:
Write-down of exploration properties and deferred exploration expenditures (Note 9)	$10,636,575	$1,789,764	$98,784
Stock-based compensation (Note 13)	5,988,136	8,732,286	3,035,209
Wages and benefits	3,447,874	2,297,910	1,424,237
Property investigation	2,480,197	2,439,782	594,895
Professional fees	1,412,154	745,555	485,657
Office and general	1,326,105	714,142	386,472
Investor relations, promotion and advertising	605,872	820,275	705,306
Amortization	355,090	165,097	86,493
Listing and filing fees	202,495	220,560	121,311
Reclamation accretion (Note 8)	57,279	20,461	—
Loss on disposal of capital assets	44,975	5,081	2,763
Recovery of expenses	—	—	(8,005)

Loss from operations	26,556,752	17,950,913	6,933,122

Other income (expenses):
Interest income	2,985,007	3,828,844	1,309,550
Gain (loss) on sale of marketable securities and investment (note 7)	1,768,235	(366,143)	117,639
Other income	105,073	18,942	—
Dilution gain (Note 11)	71,049	43,039,000	26,489,773
Equity income from Turkish Properties	44,933	—	—
Change in fair value of financial instruments (Note 7)	(360,906)	(168,113)	—
Equity in loss of Aurora Energy Resources Inc.	(1,822,156)	(3,850,471)	(6,974,120)
Foreign exchange gain (loss)	(11,715,736)	192,011	7,385

	(8,924,501)	42,694,070	20,950,227

Income (loss) before income taxes and discontinued operations	(35,481,253)	24,743,157	14,017,105

Current income tax expense (Note 12)	—	811	—
Future income tax expense (recovery) (Note 12)	(3,772,363)	4,367,605	(998,530)

	(3,772,363)	4,368,416	(998,530)

Income (loss) before discontinued operations	(31,708,890)	20,374,741	15,015,635

Loss from discontinued operations	—	—	(3,996)

Net income (loss) for the period	(31,708,890)	20,374,741	15,011,639

Basic earnings (loss) per common share	(0.38)	0.29	0.27
Diluted earnings (loss) per common share	(0.38)	0.28	0.25

Weighted average number of common shares outstanding
Basic	83,275,668	70,692,759	55,944,336
Diluted	83,275,668	73,245,070	59,991,201
The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
For the year ended December 31,

	2008	2007	2006

Cash provided (used for):
Operating activities:
Earnings (loss) for the year before discontinued operations	$(31,708,890)	$20,374,741	$15,015,635
Items not affecting cash:
Future income taxes	(3,772,363)	4,367,605	(998,530)
Stock-based compensation	5,988,136	8,732,286	3,035,209
Write-down of exploration properties and deferred exploration expenditures	10,636,575	1,789,764	98,920
Amortization	355,090	165,097	86,493
Reclamation accretion	57,279	20,461	—
Loss on disposal of capital assets	44,975	5,081	2,763
Loss (gain) on sale of marketable securities	(1,768,235)	366,143	(117,639)
Change in fair value of financial instruments	360,906	168,113	—
Foreign exchange loss (gain)	11,715,736	(192,011)	(7,385)
Dilution gain	(71,049)	(43,039,000)	(26,489,773)
Equity in loss of Aurora Energy Resources Inc.	1,822,156	3,850,471	6,974,120
Equity income from Turkish properties	(44,933)	—	—
Changes in non-cash working capital:
Accounts receivable and other	129,428	26,040	(307,242)
Accounts payable and accrued liabilities	311,366	13,113	407,248
Amounts due from related parties	(58,745)	(19,711)	(88,154)

Cash used in operating activities	(6,002,568)	(3,371,807)	(2,388,335)

Financing activities:
Increase (decrease) in bank indebtedness	—	—	(44,078)
Issuance of common shares for cash	—	66,345,500	38,400,000
Cash received on exercise of warrants	—	4,942,743	10,909,820
Cash received on exercise of options	407,300	1,335,651	1,209,045
Share issue costs	—	(3,714,321)	(2,471,741)

Cash provided by financing activities	407,300	68,909,573	48,003,046

Investing activities:
Change in accounts receivable and other	232,179	298,047	(65,249)
Change in accounts payable and accrued liabilities	558,556	150,083	83,893
Cash acquistion costs	—	(517,799)	—
Proceeds from sale of equipment	193,221	—	—
Purchase of marketable securities and long term investments	—	(2,616,518)	(5,347,317)
Purchase of short-term deposits	(50,000,000)	—	—
Prepaid acquisition costs	(724,590)	—	—
Due to joint venture partners	122,441	564,377	—
Purchase of equipment	(1,007,676)	(610,615)	(227,724)
Reclamation bonds	(1,378,115)	(16,667)	—
Investment in Aurora Energy Resources Inc.	—	—	(10,000,002)
Recovery of deferred exploration expenditures	2,044,150	1,264,344	9,500
Proceeds from sale of investments	5,295,450	—	—
Proceeds from sale of marketable securities	—	3,841,655	601,059
Investment in Turkish Properties	(564,377)	(954,574)	—
Interest in exploration properties and deferred exploration expenditures	(17,077,206)	(8,309,527)	(6,298,162)

Cash used in investing activities	(62,305,967)	(6,907,194)	(21,244,002)

Cash flows from discontinued operations	—	—	(3,996)

Effect of exchange rate difference on cash	(196,316)	16,849	(71,733)

Increase in cash	(68,097,551)	58,647,421	24,294,980

Cash and cash equivalents, beginning of period	99,039,334	40,391,913	16,096,933

Cash and cash equivalents, end of period	$30,941,783	$99,039,334	$40,391,913

Non-cash investing and financing activities:
Common stock issued upon acquisition of NewWest Gold
Corporation	$—	160,017,437	$—
Fair value of options issued upon acquistion of NewWest Gold
Corporation	—	1,615,416	—
Common stock issued for interest in exploration properties	—	—	702,420
The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders’ Equity
(Expressed in Canadian dollars)
As at December 31,

					Accumulated Other
	Common Shares				Comprehensive	Retained Earnings	Total Shareholders’
	Shares	Amount	Contributed Surplus	Warrants	Income	(accumulated deficit)	Equity

	#	$	$	$	$	$	$
Balance as at December 31, 2005	48,518,309	35,657,063	3,062,200	3,754,619	—	(10,737,113)	31,736,769

Shares issued for cash	6,000,000	38,400,000	—	—	—	—	38,400,000
Exercise of stock options	1,058,066	1,950,417	(741,372)	—	—	—	1,209,045
Exercise of warrants	5,288,379	13,235,398	—	(2,325,578)	—	—	10,909,820
Shares issued for interest in exploration property	105,000	702,420	—	—	—	—	702,420
Renunciation of flow-through expenditures	—	(140,833)	—	—	—	—	(140,833)
Recognition of benefit of share issue costs	—	843,358	—	—	—	—	843,358
Share issue costs — cash	—	(2,471,741)	—	—	—	—	(2,471,741)
Stock options cancelled	—	—	(32,198)	—	—	—	(32,198)
Stock-based compensation	—	—	3,195,786	—	—	—	3,195,786
Net income for the year	—	—	—	—	—	15,011,639	15,011,639

Balance as at December 31, 2006	60,969,754	88,176,082	5,484,416	1,429,041	—	4,274,526	99,364,065

Adjustment to other comprehensive income for change in accounting policy, net of future taxes of $123,458	—	—	—	—		—
					673,042		673,042
Adjustment to retained earnings for changes in accounting policies, net of future taxes of $121,460	—	—	—	—	—	662,159	662,159

Balance, as at January 1, 2007 as adjusted	60,969,754	88,176,082	5,484,416	1,429,041	673,042	4,936,685	100,699,266

Shares issued for cash	4,498,000	66,345,500	—	—	—	—	66,345,500
Share issued in NWG acquistion (Note 3)	15,181,920	160,017,437	—	—	—	—	160,017,437
Exercise of stock options	729,015	2,162,646	(826,995)	—	—	—	1,335,651
Exercise of warrants	1,797,361	6,371,784	—	(1,429,041)	—	—	4,942,743
Recognition of future income tax benefit of share issue costs	—	1,155,914	—	—	—	—	1,155,914
Share issue costs — cash	—	(3,714,321)	—	—	—	—	(3,714,321)
Stock-based compensation	—	—	9,961,984	—	—	—	9,961,984
Fair value of stock options issued upon NWG acquistion (Note 3)	—	—	1,615,416	—	—	—	1,615,416
Unrealized gain on long-term investment	—	—	—	—	4,707,285	—	4,707,285
Recognition of future taxes on long term investment	—	—	—	—	(591,839)	—	(591,839)
Net income for the year	—	—	—	—	—	20,374,741	20,374,741

Balance as at December 31, 2007	83,176,050	320,515,042	16,234,821	—	4,788,488	25,311,426	366,849,777

Exercise of stock options	375,000	686,175	(278,875)	—	—	—	407,300
Stock-based compensation	—	—	7,774,903	—	—	—	7,774,903
Other comprehensive loss	—	—	—	—	(4,788,488)	—	(4,788,488)
Net loss for the year	—	—	—	—	—	(31,708,890)	(31,708,890)

Balance as at December 31, 2008	83,551,050	321,201,217	23,730,849	—	—	(6,397,464)	338,534,602

Consolidated Statement of Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	Year ended December 31,
	2008	2007

Net income (loss) for the year	$(31,708,890)	$20,374,741
Other comprehensive items:
Unrealized gain (loss) on investment	(3,262,510)	4,115,446
Reclassification of gain on disposal of investment included in net loss, net of taxes	(1,525,978)	—

Total comprehensive income (loss)	$(36,497,378)	$24,490,187

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
1.	NATURE OF OPERATIONS

Fronteer Development Group Inc. (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis
(see Notes 9 and 10).

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered significant. As described in Note 18, these accounting principles differ in certain material respects from accounting principles accepted in the United States.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

These financial statements also include the accounts of Aurora Energy Resources Inc. (“Aurora”) on a proportionately consolidated basis for the period from January 1, 2006 to March 21, 2006. For the period from March 22, 2006, to December 31, 2006, and for the years ended December 31, 2007 and December 31, 2008, the equity method has been applied (see Note 11).

Equity method of accounting

The Company follows the equity method of accounting for companies where it exercises significant influence. Under the equity method, the Company records its investment in the net assets as a single line on the balance sheet and its percentage interest in the results of operations as a single line item on the statement of operations.

Measurement uncertainty

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, assessments of the recoverability of mineral properties, impairment of long-lived assets, the carrying value of the investment in Aurora, the determination of the provision for future removal and site restoration costs, the potential recognition of future income tax assets and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits in banks with an original maturity of 90 days or less, and are carried at fair value. These investments are liquid and can be converted to cash at any time.

Short-term deposits

Short-term deposits consist of cash invested in guaranteed investment certificates with maturities of up to one year at the time of acquisition. These investments are liquid and can be converted to cash at any time. The balance is carried at fair value, which includes interest earned on the investments.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
Equipment and Amortization

Equipment is stated at historical cost less amortization. The equipment noted below is amortized over its estimated useful life using the following annual rates and methods:

Computer equipment	30%	Declining balance
Computer software	50%	Straight line
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements		Term of lease
Automotive equipment	30%	Declining balance
Amortization of assets used in exploration is capitalized to deferred exploration expenditures.

Exploration Properties and Deferred Exploration Expenditures

Acquisition and exploration expenditures on properties, less recoveries in the pre-production stage, are deferred until such time as the properties are put into commercial production, sold or become impaired. On the commencement of commercial production, the deferred costs are charged to operations on the unit-of-production method based upon estimated recoverable proven and probable reserves. General exploration expenditures are charged to operations in the period in which they are incurred. The Company recognizes the payment or receipt of amounts required under option agreements as an addition or reduction, respectively, in the book value of the property under option when paid or received.

The amount shown for mineral property interests represents costs incurred and deferred to date net of recoveries from joint-venture parties and write-downs and does not necessarily reflect present or future values.

Impairment of Long-Lived Assets

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

Impairment of Equity Investments

The Company reviews and evaluates it equity investments for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if there has been a significant or prolonged decline in the fair value of the investment below its cost or if there is information about significant changes with adverse effects that have taken place in the environment in which the issuer operates and indicate that the carrying amount of the investment may not be recovered.

Asset Retirement Obligations

The Company is subject to federal, state and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs in the period in which they are incurred. A corresponding amount is added to the carrying amount the carrying amount of the associated asset and amortized over the asset’s life. The liability is accreted over time through charges to earnings.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures. A future income tax liability is recognized, and the shareholders’ equity reduced, on the date the Company renounces the tax benefits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

The Company may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on a renouncement of expenditures. The corresponding credit reduces income tax expense.

Stock-Based Compensation

The Company has two employee stock option plans: an employee stock option plan and an acquisition stock option plan. The Company recognizes an expense or addition to exploration properties and deferred exploration expenditures for options granted under the employee stock option plan, and as a cost of acquisition for options granted under the acquisition stock option plan arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black-Scholes option-pricing model and the compensation amount, equal to the option’s fair value, is recognized on a graded basis over the vesting period of the option. The vesting periods of the stock options granted range from vesting immediately to vesting over a three-year period.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign Currency Translation

These financial statements are denominated in Canadian dollars, the Company’s functional currency. Amounts denominated in foreign currencies are translated into Canadian dollars as follows:
i.	monetary assets and liabilities at the rates of exchange in effect at the balance sheet date;

ii.	non-monetary assets at historical rates;

iii.	revenue and expense items at the average rates for the period, except for depreciation and amortization, which are based on historical rates.
The net effect of foreign currency translation is included in the statement of operations.

Basic and diluted earnings per share

Earnings per share are calculated using the weighted average number of common shares outstanding. The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share and is only recognized when the effect is dilutive.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
Financial Instruments

All financial instruments are classified into one of the following four categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:
-	Held-to-maturity investments, loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

-	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

-	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

-	All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise, except for derivative instruments which represent a cash flow hedge, where the gain or loss is recognized in other comprehensive income.
The Company’s financial instruments primarily consist of cash (classified as held for trading), short-term deposits (classified as held to maturity), accounts receivable (classified as loans and receivables), and accounts payable (classified as held for trading). The fair value of these financial instruments equals their carrying values. Reclamation deposits are classified as held to maturity.

Comprehensive income comprises the Company’s net income and other comprehensive income. Comprehensive income represents changes in shareholders’ equity during a period arising from non-owner sources.

Financial assets and financial liabilities are recognized on the balance sheet when the Company has become party to the contractual provisions of the instruments.

Comparative figures

Certain of the prior year comparative figures have been reclassified to conform to the current year presentation.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
Recent Accounting Pronouncements

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the new standard does not have a material impact on the Company’s consolidated financial statements.

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, which replaces the existing standard. This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1, 2011. The Company does not expect the adoption of this standard to have a material impact on it consolidated financial standards.

Business Combinations

In January 2009, the CICA issued a new Canadian standard, Handbook Section 1582, Business Combinations. This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions initially at fair value, a requirement to measure non-controlling interests initially at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011.

3.	CAPITAL DISCLOSURES

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining the majority of its cash and cash equivalents, short-term deposits with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions. The Company does not have financial assets that are invested in asset based commercial paper.

Liquidity Risk

The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s cash and equivalents are invested in business bank accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (continued)

Financial instruments that impact the Company’s net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar, based on US dollar denominated financial instruments outstanding at December 31, 2008, is summarized in the table below:

	As at December 31, 2008
	10% increase in USD	10% decrease in USD

(Increase) decrease in net loss and comprehensive loss	$(144,480)	$131,346

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at December 31, 2008, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $215,520, based on cash and cash equivalents and short term deposits held on that date. There would be no significant effect on other comprehensive income.

The Company’s financial liabilities are not exposed to interest rate risk.

Commodity Price Risk

The value of the Company’s mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities equals their estimated fair value.

The fair value of the asset retirement obligations are determined when they are incurred by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
5.	ACQUISTION OF NEWWEST GOLD CORPORATION

NewWest Gold Corporation

On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding common shares of NewWest Gold Corporation (“NWG”) by issuing 15,181,920 common shares valued at $10.54 per share (closing price of the Company’s common shares on the Toronto Stock Exchange on the date of completion) to the former NWG shareholders. In addition, the Company issued 518,050 stock options with an exercise price of $9.62 per share to the former NWG employees in exchange for the cancellation of the existing NWG stock options.

The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date of issuance. The following weighted-average assumptions were used for the Black-Scholes option pricing model for the valuation of the stock options:

Risk-free interest rate	4.26%
Expected volatility	62.58%
Expected life	1.20 years
Dividend rate	0.00%
The transaction was accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of acquisition. The summarized results of the allocation are indicated in the table below:

$

Purchase price:
15,181,920 common shares of Fronteer	160,017,437
518,050 stock options of Fronteer	1,615,416
Acquisition costs	2,889,781

164,522,634

Net assets acquired:
Current assets	3,356,579
Other assets	2,353,343
Exploration properties and deferred exploration expenditures	212,052,383
Asset retirement obligations — current	(503,268)
Asset retirement obligations — long term	(746,450)
Other liabilities	(1,012,132)
Future income tax liability	(50,977,821)

164,522,634

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
6.	EQUIPMENT

	2008				2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Field equipment	558,683	110,271	448,412	612,612	54,403	558,209
Computer equipment	356,360	140,149	216,211	284,897	124,848	160,049
Computer software	331,241	255,705	75,536	193,715	143,972	49,743
Furniture and fixtures	452,877	115,572	337,305	262,930	49,803	213,127
Automotive equipment	295,839	87,127	208,712	183,949	13,530	170,419
Leasehold improvements	335,129	65,311	269,818	108,584	23,329	85,255

	2,330,129	774,135	1,555,994	1,646,687	409,885	1,236,802

7.	INVESTMENTS

On March 6, 2008, the Company sold its common share investment in Latin American Minerals Inc. (“LAT”), a publicly traded company listed on the TSX Venture Exchange under the symbol LAT. The Company received net proceeds of $5,295,450 (net of commission of $41,050) upon the sale and recorded a gain of $1,768,235.

During the year ended December 31, 2008, 1,000,000 share purchase warrants held in LAT expired unexercised. The warrants had entitled the Company to purchase 1,000,000 common shares of LAT at a price of $1.25 per common share. The Company treated the share purchase warrants as a derivative financial instrument with any change in fair value included in earnings for the period.

The following table sets out the movement of the Company’s investments during the reporting period:

	Available for sale	Held for trading	Total

At January 1, 2008	9,031,000	360,906	9,391,906
Movement in fair value	(3,694,500)	(360,906)	(4,055,406)
Disposal — proceeds	(5,336,500)	—	(5,336,500)

At December 31, 2008	—	—	—

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
8.	PROVISION FOR RECLAMATION

	December 31, 2008	December 31, 2007

Balance, beginning of year	$1,252,254	$—
Acquisition of NWG	—	1,249,718
Expenditures	(2,986)	(8,165)
Effect of foreign currency translation	118,980	(9,760)
Reclamation accretion expense	57,279	20,461

Balance, end of year	$1,425,527	$1,252,254

Balance sheet presentation:

Current portion	357,094	486,775
Long term portion	1,068,433	765,479

Balance, end of year	1,425,527	1,252,254

The Company has posted cash surety bonds in the amount of $3,175,125 as at December 31, 2008, with the State of Nevada, Division of Environmental Protection and the Bureau of Land Management, in respect of its reclamation obligations. These bonds are expected to be released as the associated reclamation activities are completed.
The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At December 31, 2008, the Company’s undiscounted future reclamation and property closure cost estimate was US$1,299,317. The Company expects it will complete US$290,600 and US$1,008,717 of these expenditures in 2009 and 2010 respectively. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The present value of the provision has been calculated using a risk-free discount rate because of funding arrangements in place.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
9.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

		Adjustment
		due to
	Total	recognition of				Transfer	Total
	December 31,	future income				to Equity	December
	2007	tax assets	Additions	Recoveries	Write-downs	Interest	31, 2008
	$		$	$	$	$	$
USA
(Note 9(a))
Northumberland	71,099,913	(736,726)	5,939,017	—	—	—	76,302,204
Long Canyon	2,096,588	(16,894)	7,418,810	(2,024,621)	—	—	7,473,883
Sandman	21,378,165	(245,815)	1,106,696	—	—	—	22,239,046
Zaca	46,290,479	(520,095)	67,621	—	—	—	45,838,005
Eastern Great Basin	53,743,598	(653,633)	1,801,812	—	(21,196)	—	54,870,581
Carlin -Cortez	2,572,833	(30,529)	1,990,042	—	(1,566,778)	—	2,965,568
Other	16,652,712	(201,066)	274,102	—	(114,073)	—	16,611,675

	213,834,288	(2,404,758)	18,598,100	(2,024,621)	(1,702,047)	—	226,300,962

During 2008, the Company finalized all tax filings required in the NWG acquisition and determined that a reduction to the future income tax liability of $2,404,758 should be recognized with a corresponding reduction to the value of mineral properties acquired.

TURKEY
(Note 9(b))
Biga	359,476	—	—	—	(359,476)	—	—
Pirentepe	1,085,277	—	—	—	—	—	1,085,277
General Turkey	64,105	—	—	—	(64,105)	—	—
Aydin	35,491	—	1,569	—	—	—	37,060
Samli	277,469	—	441	—	(277,910)	—	—
Nidge	17,967	—	(14,226)	—	(3,741)	—	—
Dedidagi	10,386	—	—	—	—	(10,386)	—
TV Tower	36,198	—	—	—	—	—	36,198
Isper	—	—	158,213	—	—	—	158,213
Aktarma	—	—	47,163	—	—	—	47,163

	1,886,369	—	193,160	—	(705,232)	(10,386)	1,363,911

YUKON
(Note 9(c))
Wernecke	8,079,996	—	116,525	(19,529)	(8,176,992)	—	—

OTHER PROPERTIES	52,318	—	—	—	(52,304)	—	14

	223,852,971	(2,404,758)	18,907,785	(2,044,150)	(10,636,575)	(10,386)	227,664,887

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
9.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

	USA	Turkey	Yukon	Other	Total
	$	$	$	$	$
December 31, 2007	213,834,288	1,886,369	8,079,996	52,318	223,852,971

Adjustment due to recognition of future income tax assets	(2,404,758)	—	—	—	(2,404,758)

2008 expenditures:
Acquisition costs	200,688	98,268	—	—	298,956
Assaying & geochemical	820,742	24,053	15,863	—	860,658
Camp & field costs	186,750	6,294	898	—	193,942
Claim maintenance and advance royalty fees	1,621,959	—	—	—	1,621,959
Drilling	8,944,493	—	—	—	8,944,493
Environmental	61,296	—	—	—	61,296
Geophysics	448,796	—	3,506	—	452,302
Transportation	346,554	28,398	2,137	—	377,089
Wages, consulting and management fees	5,146,582	29,826	70,799	—	5,247,207
Other	820,240	6,321	23,322	—	849,883

	18,598,100	193,160	116,525	—	18,907,785
Exploration costs written-off	(1,702,047)	(705,232)	(8,176,992)	(52,304)	(10,636,575)
Transfer to Equity Interest	—	(10,386)	—	—	(10,386)
Recoveries	(2,024,621)	—	(19,529)	—	(2,044,150)

	(3,726,668)	(715,618)	(8,196,521)	(52,304)	(12,691,111)

December 31, 2008	226,300,962	1,363,911	—	14	227,664,887

(a)	USA
The Northumberland Project
The Northumberland deposit is located in northern Nye County in central Nevada, and is owned 100% by the Company. The Northumberland property was subject to an option agreement with Newmont Mining Corporation, which expired in January 2008, resulting in the Company regaining control of the property.
A small portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays annual advance royalties of $20,000 to the lessor. These payments are credited against a mineral production royalty of 4% of Net Smelter Royalty (“NSR”) from minerals produced from the claims.
In addition, a small portion of the area on which the Northumberland Project deposits are currently located is subject to an NSR royalty of 1% payable to third party lessors.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
9.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)
Long Canyon Project
The Long Canyon Property is located in northeastern Nevada.
In 2006, Fronteer Development USA Inc. (a wholly-owned subsidiary of the Company) entered into a joint venture agreement for the Long Canyon Project with AuEx Ventures (“AuEx”) whereby the two parties combined their land positions in the Long Canyon area. NWG was obligated to spend $5 million of exploration expenditures within a five year period (completed September 2008) to maintain a 51% interest in the project. The Company chose not to solely fund the project through feasibility, thereby electing not to earn a further 14% interest in the project as the burden of solely funding the project through feasibility was considered unreasonable.
Both the Company and AuEx reserve a 3% NSR on the claims they each contributed to the venture.
Other Eastern Great Basin Properties — KB, Tug, Gollaher Mountain and Loomis Mountain
The EGB Properties are located in northeastern Nevada and northwestern Utah. The EGB Properties consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state mineral leases and leased fee lands. The most advanced of the Eastern Great Basin Properties, after Long Canyon, are the Tug and KB projects.
A portion of the fee lands in the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. The TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% — 5%.
Sandman Project
The Sandman Project which is owned 100% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont beginning in September 1997.
Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company was required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. These lease payments will now be paid by Newmont. Sandman is also subject to NSR’s on various of its mineral claims ranging from 1% to 6%.
In June 2008 the Company and Newmont signed an option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
9.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)
Provided that Newmont has completed the Phase 2 earn-in, Newmont shall be entitled to receive up to 90% of the Company’s proportionate share of the joint venture net proceeds distributions until the US$3.75 million is recovered. Fronteer retains a 2% NSR on production of the first 310,000 ounces at Sandman. Fronteer can also elect to have Newmont arrange financing for its 40% of development costs.
Zaca Project
The Zaca Project, owned 100% by the Company is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement.
The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project. The cleanup efforts are being administered by the USFS. Since the acquisition of NWG (in September 2007), the USFS has not sought contribution from NWG for the cleanup and the Company does not believe it will do so. However, the Company cannot rule out the possibility that the Company may be claimed to be liable to contribute to the USFS’s remediation or other CERCLA response costs at some time in the future. To date, no liability has been recorded in the Company’s financial statements. There is a 5% NSR royalty payable on certain of the Zaca claims.
Cortez Trends Project
The Carlin-Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The land position at the Carlin-Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights.
A portion of the unpatented claims comprising the Carlin-Cortez Trends Project, are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).
During the year ended December 31, 2008, the Company wrote-off all costs associated with the Antelope Creek claims due to unfavorable drilling results. The Company may in the future further explore other areas of its extensive its extensive land claims in the Antelope Creek area.
Other
During 2008, the Company expended $114,073 (2007 — $nil) on the Granite property, a lease entered into in 2008. The exploration results were disappointing, accordingly, these costs were written off in the year
During 2008, the Company finalized all tax filings required in the transaction and determined that a reduction to the future income tax liability of $2,404,758 should be recognized with a corresponding reduction to the value of mineral properties acquired.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
9. EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)
(b)	Turkey
On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties (see information on the Halilaga project below), respectively.
See Note 10 — Investment in Turkish Properties for a discussion of the Agi Dagi, Kirazli and Halilaga properties.
Biga Properties
On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of newly designated properties governed by the Biga Properties MOU, called Pirentepe, TV Tower and Dedidagi. As a result of this election, the Company was deemed to have earned a 100% interest in each of these properties. The Company and TCAM agreed to a reallocation of costs, previously capitalized to the Biga Properties, to each of the designated properties to determine the amount of TCAM’s earn back expenditure. In 2008, TCAM met its expenditure requirements under the MOU, or in the case of Pirentepe, reached an agreement with the Company and now owns 60% of each of these projects.
The Company also wrote off $705,232 of mineral interests in the Biga area and elsewhere in Turkey, including the Samli property. The Company has no further plans to explore these properties.
(c)	Wernecke Breccias, Yukon
On January 24, 2006, the Company and Rimfire Mineral Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada, a subsidiary of Newmont Mining Corporation (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”), to acquire mineral claims and a data set covering a large region of northern Yukon Territory known as the Wernecke Breccias. The Company and Rimfire have earned a 100% interest in the claims and data by spending a minimum of $2,000,000 on exploration and staking additional claims within the agreement’s area of interest (“AOI”). Newmont and NVI retain a total 2% NSR over the AOI. The Company is the operator of the project, with an 80% interest, and Rimfire holds a 20% interest. The joint venture net assets consist solely of the venturers’ interests in the property.
During the year ended December 31, 2008, the Company recovered $19,529 (2007 - $1,454,569) from Rimfire. At December 31, 2008, the Company after considering all available information and results regarding the Wernecke Breccias decided, as the operator of the project, to cease exploration activities for the foreseeable future. As a result, deferred exploration expenditures totaling $8,176,992 have been written-off. The Company and Rimfire are actively seeking joint-venture partners for the Werneckes project.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
10.	EQUITY INVESTMENTS IN TURKISH PROPERTIES
Agi Dagi, Kirazli and Halilaga Properties
The Company owns 40% of each of the Agi Dagi, Kirazli and Halilaga projects through a 40% ownership stake in three companies, controlled by TCAM. Should Kirazli and Agi Dagi go into production, the Company must pay TCAM a production bonus of US$10 per ounce of gold from the originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli. Agi Dagi is also subject to a 2% NSR owing to an arm’s length third party. A fourth company, also owned 40% by the Company, holds other minor mineral interests in northwestern Turkey. The remaining 60% of this company is also owned by TCAM. The Company accounts for these investments as equity investments.
Under the equity method of accounting , the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity income from Turkish Properties”, respectively. Effective July 25, 2007, for the Kirazli project and August 15, 2007, for the Agi Dagi and Halilaga projects (the dates where the ownership percentages were determined), the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”. Also any costs incurred subsequent to the effective earn-back dates on Agi Dagi, Kirazli and Halilaga have been included in “Investment in Turkish Properties.”
TCAM may elect to earn an additional 10% interest in Halilaga by completing a final feasibility study by 2013, and arranging project financing. TCAM has been granted an extension to December 31, 2009, on its election whether to earn an additional 10% interest in the copper-gold property, in exchange for TCAM solely funding an exploration program at Halilaga in 2009. In 2008, TCAM was prohibited from drilling the main Kestane zone at Halilaga because of permitting delays and was therefore unable to meet its expenditure commitment for 2008.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
11.	EQUITY INVESTMENT IN AURORA ENERGY RESOURCES INC.
Under the equity method, the Company’s interest in the net assets and results of operations of Aurora are presented in a single line on the balance sheet as “Investment in Aurora Energy Resources Inc.” and in the statement of operations as “Equity in loss of Aurora Energy Resources Inc.”, respectively. The Company has recorded a dilution gain of $71,049 (2007 - $43,039,000) with respect to its investment in Aurora for the year ended December 31, 2008, which is also included on the balance sheet as a part of “Investment in Aurora Energy Resources Inc.” The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora. As at December 31, 2008, the Company owned 30,947,336 commons shares of Aurora or approximately 42.4% of Aurora’s issued and outstanding common shares.
On April 8, 2008, the Nunatsiavut government voted eight to seven in favor of implementing a three year moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands.
On December 22, 2008, the Company formally announced that it intended to make an offer to acquire all of the outstanding common shares of Aurora that it does not already own on the basis of 0.825 of a Fronteer common share for each Aurora each share. On January 23, 2009, the Company formally filed with the securities regulators in Canada and the United States and commenced the mailing of its formal offer to acquire all of the outstanding common shares of Aurora.
Subsequent to December 31, 2008 and on March 2, 2009, the Offer expired and the Company agreed to take up 36,526,336 Aurora Common Shares tendered under the Offer. As a result, Fronteer currently owns 67,473,672 Common Shares of Aurora, representing approximately 92.1% of the issued and outstanding common shares. Fronteer expects to complete, on or about April 21, 2009, a second step transaction, which should give the Company ownership of 100% of Aurora.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
11.	INVESTMENT IN AURORA ENERGY RESOURCES INC. (continued)
Summarized financial information of Aurora is included in the table below:
Balance Sheet

	As at	As at
	December 31, 2008	December 31, 2007

Assets
Cash, cash equivalents and short term deposits	$99,720,807	$131,094,585
Exploration properties and deferred exploration and development expenditures	87,511,616	56,710,497
Other assets	3,791,650	4,381,855

	$191,024,073	$192,186,937

Liabilities	$11,575,399	$7,307,686

Shareholders’ Equity	$179,448,674	$184,879,251

Statement of Operations

	Year ended	Year ended
	December 31, 2008	December 31, 2007

Loss from operations	$8,095,263	$11,079,643

Other income	(3,759,918)	(2,213,913)
Future income tax recovery	(280,706)	(1,450,824)
Other comprehensive loss	260,000	—

Net loss and comprehensive loss for the year	$4,314,639	$7,414,906

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
12.	INCOME TAXES
a) Provision for income taxes:
The recovery of income taxes differs from the amount that would have resulted from applying combined Canadian federal and provincial statutory tax rates for 2008 of 31% (2007 — 34.12%; 2006 — 34.12%).

	December 31,	December 31,	December 31,
	2008	2007	2006

Income (loss) before taxes	$(35,481,253)	$24,743,157	$14,017,105

Expected income tax expense (recovery)	(10,999,189)	8,442,365	4,782,636
Adjustments resulting from:
Permanent differences, primarily relating to:
- foreign exchange	3,439,043	(64,099)	57,200
- stock-based compensation	2,327,399	2,935,004	1,035,613
- dilution gains	(11,013)	(7,342,453)	(4,519,155)
- other	117,712	710,683	194,858
Rate differences in other jurisdictions	196,681	374,957	—
Changes in enacted rates	242,752	(1,431,292)	(719,621)
Effects of change to equity accounting for Aurora	—	—	2,180,418
Other	331,269	(29,034)	—
Change in valuation allowance	582,983	772,285	(11,305,005)

Income tax expense (recovery)	(3,772,363)	$4,368,416	$(998,530)

b) Future tax balances:
The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows

	December 31,	December 31,	December 31,
	2008	2007	2006

Future income tax assets (liabilities):
Operating losses carried forward	$9,877,246	$3,566,394	$1,265,005
Equipment	91,069	57,483	51,306
Share issue costs	994,461	1,523,499	897,394
Investment in Aurora	(8,442,925)	(9,004,052)	(4,263,764)
Mineral properties	(65,532,865)	(52,098,130)	—
Investments	—	(764,020)	—
Resource expenses	4,421,037	2,351,062	738,463
Other	67,159	55,747	(26,752)
Valuation allowance	(1,491,518)	(908,535)	(233,824)

	$(60,016,336)	$(55,220,552)	$(1,572,172)

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
12.	INCOME TAXES (continued)

As at December 31, 2008, the Company had available for deduction against future taxable income in Canada non-capital losses of approximately $5,948,140 (2007 — $2,336,830). These losses, if unutilized, have expiration years ranging from 2009 to 2028. The Company also has available for deduction against future taxable income in the USA losses carried forward of $16,339,950, which have expiration years ranging from 2027 to 2028.

In addition, the Company has available for deduction against future taxable income in Turkey and Mexico losses carried forward of $4,813,214, which expire from 2010 to 2013, and losses carried forward of $1,718,434 which expire commencing in 2016, respectively. The potential income tax benefit of these losses has been offset by a valuation allowance.

As at December 31, 2008, the Company had approximately $15,940,155, $930,142, and $60,970, of Canadian exploration expenses, Canadian development expenses and foreign resource expenses, respectively which, under certain circumstances, may be utilized to reduce taxable income in future years.

13.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

Stock Option Plans:

Employee Stock Option Plan

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price

Balance, December 31, 2006	3,849,100	$2.95
Options granted	1,580,000	11.82
Options exercised	(715,365)	1.84
Options expired	(62,668)	7.74

Balance, December 31, 2007	4,651,067	$6.66
Options granted	1,837,500	7.90
Options exercised	(375,000)	1.09
Options forfeited	(365,001)	6.41
Options expired	(26,666)	10.27

Balance, December 31, 2008	5,721,900	$7.17

Options exercisable at December 31, 2008 totaled 4,534,191 (2007 — 3,609,400).

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
13.	SHARE CAPITAL (continued)

At December 31, 2008, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

		Weighted	Weighted		Weighted average
	Number of	average	average	Number of	exercise
	options	remaining	exercise	options	price of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
			$		$
$1.00 to $1.99	1,146,000	0.75 years	1.26	1,146,000	1.26
$2.00 to $2.99	400,000	1.49 years	2.34	400,000	2.34
$4.00 to $4.99	160,000	2.45 years	4.51	160,000	4.51
$5.00 to $5.99	150,000	4.29 years	5.05	50,000	5.05
$6.00 to $6.99	728,400	2.35 years	6.50	728,400	6.50
$8.00 to $8.99	1,517,500	8.77 years	8.07	763,125	8.06
$9.00 to $9.99	140,000	3.77 years	9.50	80,000	9.47
$10.00 to $10.99	535,000	3.43 years	10.24	406,667	10.21
$11.00 to $11.99	60,000	3.91 years	11.10	40,000	11.10
$14.00 to $14.99	835,000	3.16 years	14.24	726,666	14.23
$16.00 to $16.99	50,000	3.29 years	16.09	33,333	16.09

	5,721,900	4.00 years	7.17	4,534,191	6.72

Acquisition Stock Option Plan:

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NWG options with Fronteer stock options. Refer to Note 5.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
		Exercise
	Shares	Price

Balance, December 31, 2006	—	$—
Options granted	518,050	9.62
Options exercised	(13,650)	9.62

Balance, December 31, 2007	504,400	$9.62
Options expired	(462,800)	9.62

Balance, December 31, 2008	41,600	$9.62

Options exercisable at December 31, 2008 totaled 41,600 (2007 — 504,400).

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
13.	SHARE CAPITAL (continued)

At December 31, 2008, under the Acquisition Stock Option Plan the Company had stock options issued and outstanding, and exercisable as follows:

	Number of	Weighted average	Weighted
	options	remaining	Average Exercise
Price	outstanding	contractual life	Price
$
$9.62	41,600	3.73 years	9.62

Stock-based compensation:

For the year ended December 31, 2008, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options.

The fair value of options granted during the year ranged from $2.69 to $5.35 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	December 31,	December 31,
	2008	2007

Risk free interest rate	2.94% to 3.74%	3.65% to 4.33%
Expected life	3.38 to 3.49 years	3.35 years
Expected volatility	73.9% to 75.4%	73.6% to 75.1%
Expected dividend yield	0.0%	0.0%

For the year ended December 31, 2008, the Company has capitalized a total of $1,786,767 (2007 — $1,229,697) of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $5,988,136 (2007 — $8,732,286) of stock-based compensation expense.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
14.	COMMITMENTS

The Company has entered into operating leases for premises and office equipment. Total minimum operating lease commitments, total approximately $2,294,612. Minimum rental commitments for the following years are as follows:

Year	Amount
$
2009	838,557
2010	630,773
2011	413,730
2012	285,663
2013	125,889

2,294,612

The company is also responsible for its share of property taxes and operating costs on office premises leases.

In addition, the Company has obligations on its mineral property interests should the Company wish to continue having a right to the mineral interest of a property. Most of these are not firm commitments, with such obligations being eliminated should the Company choose to no longer invest funds exploring the property. Property lease commitments for the following years are as follows:

Year	Amount
$
2009	177,401
2010	183,515
2011	190,284
2012	190,284
2013	174,102
Subsequent to 2013	1,261,744

2,177,330

15.	RELATED PARTY TRANSACTIONS

For the year ended December 31, 2008, the Company invoiced Aurora $1,003,009 (December 31, 2007 — $807,070) for its share of office costs, employee wages and benefits. At December 31, 2008, the Company had a receivable due from Aurora of $166,610 (December 31, 2007 — $107,865) relating to these expenditures.

The Company and Aurora have re-negotiated a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
16.	SEGMENTED AND JOINT VENTURE INFORMATION

Geographical segmented information
The Company has four geographical segments: Canada, United States, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its equity-accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Notes 9, 10 and 11. The net loss relating to the operations in Canada, United States, Mexico and Turkey totaled $13,663,604, $14,671,594, $621,974 and $2,751,718 respectively for the year ended December 31, 2008.
17.	SUBSEQUENT EVENTS
a) Subsequent to December 31, 2008, the Company granted 2,360,000 stock options to employees at a weighted-average price of $3.09 exercisable for a period of ten years.
b) Subsequent to December 31, 2008, 41,000 stock options were exercised for total proceeds of $44,200 to the Company.
c) In March 2009, the Company terminated its lease on the Granite Property, in Nevada, USA, and finalized a land lease and water use agreement on a five acre parcel of land and underlying water rights, to provide a staging area for the Company’s exploration activities at Long Canyon. The lease is for three years with the Company having the option to extend it for an additional two years and calls for payments of US$50,000 on signing, US$50,000 in 2010, US$60,000 in 2011 and US$70,000 in 2012 and thereafter. The payment for 2010 will be increased by the greater of 5% or the amount of the current consumer price index.
18.	CONTINGENCIES

On January 29, 2009, the Company received a letter from New York counsel to NWG Investments Inc. (“NWGI”), demanding the rescission of the share exchange transaction between the Company and NewWest, which was concluded in September 2007. The letter alleges that the Company fraudulently induced NWGI to transfer its NewWest shares through misrepresentations and omissions of material facts regarding the ability of Aurora to commence uranium mining operations in Labrador, Canada. In April 2008, the Nunatsiavut government imposed a three-year moratorium on mining of uranium on its lands in Labrador. NWGI alleges that Fronteer knew about the moratorium prior to the conclusion of the NewWest share exchange in September 2007 and did not disclose this information to NWG. The letter also advises Fronteer that NWGI is exploring an oppression claim against Fronteer and other unidentified persons in Ontario. As of March 26, 2009, no claim has been filed with any court. The Company believes that the threatened claims have no merit and plans to vigorously defend itself should any claim be filed. No amounts have been accrued for any potential loss under this complaint.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
19.	DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net loss for the years ending December 31, 2008, 2007 and 2006 and to shareholders’ equity at December 31, 2008, 2007 and 2006 in order to conform to accounting principles generally accepted in the United States (“U.S. GAAP”).

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006

STATEMENT OF (LOSS) INCOME:
Net income (loss) based on Canadian GAAP	$(31,708,890)	$20,374,741	$15,011,639
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 19a)	(8,063,246)	(7,978,645)	(5,855,941)
Flow-through shares	—	—	525,000
Dilution gain (Note 19c)	(71,049)	(43,039,000)	(26,489,773)
Equity loss of Aurora (Note 19c)	(13,748,902)	(15,836,033)	(7,956,411)
Equity loss of Turkish Properties (Note 19d)	(1,331,316)	(569,716)	—
Stock-based compensation for employees (Note 19e)	—	12,551	362,559
Change in foreign exchange expense	199,701	—	—
Unrealized gains on trading securities	—	—	640,888
Change to future income tax expense	6,688,539	3,851,989	220,043

Net loss for the year based on U.S. GAAP	$(48,035,163)	$(43,184,113)	$(23,541,996)

Weighted average number of shares outstanding	83,275,668	70,692,759	55,944,336
Loss per share, basic and diluted	(0.58)	(0.61)	(0.42)

SHAREHOLDERS’ EQUITY:
Shareholders’ equity based on Canadian GAAP	$338,534,601	$366,849,777	$99,364,065
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 19a)	(28,071,460)	(20,008,214)	(14,475,249)
Accumulated equity loss of Aurora (Note 19c)	(40,175,625)	(26,426,723)	(10,590,690)
Equity loss of Turkish Properties (Note 19d)	(1,901,032)	(569,716)	—
Flow-through shares	—	—	140,833
Accumulated incremental dilution gains (Note 19c)	2,944,550	2,889,253	834,671
Cumulative other comprehensive income (Note 19g)	—	—	1,062,000
Unrealized gains on trading securities	—	—	640,888
Foreign exchange	199,701	—	—
Cumulative change to future income tax expense	10,760,571	4,072,032	220,043

Shareholders’ equity based on U.S. GAAP	$282,291,306	$326,806,410	$77,196,561

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
The following sets out the material balance sheet differences between Canadian and U.S. GAAP:

	2008	2007

1. Exploration properties and deferred exploration expenditures
Canadian GAAP	$227,664,887	$223,852,971
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 19a)	(17,562,348)	(10,166,210)
Future income tax effect of exploration costs (Note 19a)	(149,476)	(149,476)

U.S. GAAP	$209,953,063	$213,537,285

2. Investment in Turkish Properties
Canadian GAAP	$13,255,365	$12,957,378
Equity in loss of Turkish Properties (Note 19d)	(1,901,032)	(569,716)
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 19d)	(9,784,181)	(9,842,004)
Future income tax effect of exploration costs (Note 19d)	(1,030,963)	(1,030,963)

	$539,189	$1,514,695

3. Long term investments
Canadian GAAP	$—	$9,391,906
Comprehensive income (Note 19b)	—	—

U.S. GAAP	$—	$9,391,906

4. Investment in Aurora
Canadian GAAP	$74,945,577	$76,696,684
Incremental dilution gain (Note 19c)	2,889,253	2,054,582
Incremental dilution gain from prior year	55,297	834,671
Equity in loss of Aurora from prior years	(26,426,723)	(10,590,690)
Equity in loss of Aurora (Note 19c)	(13,748,902)	(15,836,033)

U.S. GAAP	$37,714,502	$53,159,214

5. Contributed surplus
Canadian GAAP	$23,730,849	$16,234,821
Stock based compensation (Note19e)	(3,253,640)	(3,253,640)
Dilution gain (Note 19c)	126,346	45,093,582
Dilution gain from prior year	72,418,026	27,324,444
Other comprehensive income (Note 19b)	—	—

U.S. GAAP	$93,021,581	$85,399,207

6. Future income taxes
Canadian GAAP	$60,016,336	$55,220,552
Future income tax effect of exploration costs (Note 19a)	(1,180,439)	(1,180,439)
Cumulative change to future income tax expense	(10,235,341)	(4,072,032)

U.S. GAAP	$48,600,556	$49,968,081

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
(a)	Interest in Exploration Properties and Deferred Exploration Costs

Under U.S. GAAP, acquisition costs are capitalized, but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed as incurred. Upon completion of a final feasibility study determining that economically proven and probable reserves exist, the costs related to development of the mining property are capitalized. During the year, the Company capitalized $nil (2007 and 2006 — $nil) in relation to properties in the development stage.

(b)	Long term investments

Prior to the adoption of the new Canadian accounting standards for financial instruments on January 1, 2007 (Note 2), a US and Canadian GAAP difference existed in the accounting for the Company’s long-term investments, which, under U.S. GAAP (SFAS 115), are classified as available-for-sale securities and carried at fair value.

(c)	Investment in Aurora

Under Canadian GAAP, the Company recognized a dilution gain of $71,049 (2007 — $43,039,000) on issuance of additional common shares by Aurora (note 10). Under U.S. GAAP, the Company also recognized a dilution gain of $126,346 (2007 — $45,093,582), but the dilution gain would be recognized as a capital transaction in stockholders equity as the gain would not be considered assured of realization as Aurora is a development stage entity.

The Company’s equity loss pickup of Aurora increased primarily due to the expensing of deferred exploration expenditures in Aurora under U.S. GAAP.

(d)	Investment in Turkish Properties

Under U.S. GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that economically proven and probable mineral reserves exist, after which development costs are capitalized. The Company’s equity loss pickup of the Turkish Properties increased due to the expensing of deferred exploration expenditures in the Turkish Properties, incurred subsequent to the earn-back by TCAM, under U.S. GAAP.

(e)	Stock-based Compensation

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“SFAS”) 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation.” SFAS 123(R) requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation cost for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R), are recognized based upon the provisions of SFAS 123. The cumulative effect of a change in accounting principle to reflect forfeitures for prior periods was determined to be immaterial and not recorded. Prior to adoption, the Company applied the intrinsic value method to employee awards pursuant to APB 25 and related interpretations. Under the intrinsic value method, no stock-based compensation had been recognized as the exercise price of employee options equaled or exceeded the fair market value of the underlying stock at the date of grant.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
(f)	Statements of Cash Flows

As a result of the treatment of mining interests under item (a) above, cash expended for the exploration costs would have been classified as operating rather than investing, resulting in the following totals under US GAAP:

	2008	2007	2006

Cash from operating activities	$(14,065,814)	$(11,350,452)	$(8,244,276)

Cash from investing activities	$(54,242,721)	$1,071,451	$(15,388,061)
(g)	Comprehensive Income

For U.S. GAAP purposes Statement of Financial Accounting Standards No. 130 (“FAS 130”) establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

	2008	2007	2006

Net loss for the year based on U.S. GAAP	$(50,993,159)	$(43,184,113)	$(23,541,996)

Other comprehensive income:

Change in unrealized gains on available for sale securities	—	4,115,446	1,062,000

Comprehensive loss based on U.S. GAAP	$(50,993,159)	$(39,068,667)	$(22,479,996)

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2008 and 2007
(h)	Recent Accounting Pronouncements

Business Combinations

In December 2007, the FASB issued SFAS 141(R) — Business Combinations (“SFAS 141(R)”) and SFAS 160 — Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), which are both effective for fiscal years beginning after December 15, 2008.

SFAS 141(R), which will replace SFAS 141 — Business Combinations (“SFAS 141”), is applicable to business combinations consummated after the effective date of December 15, 2008. Under SFAS 141(R), business combinations will be accounted for under the “acquisition method”, compared to the “purchase method” required by SFAS 141. The significant changes that will result from applying the acquisition method of SFAS 141(R) include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under SFAS 141, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under SFAS 141, these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under SFAS 141, only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under SFAS 141, the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Under SFAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. For presentation disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, SFAS 160 will change the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under SFAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of SFAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

(AN EXPLORATION STAGE COMPANY)
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
          This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Fronteer Development Group Inc. (the “Company” or “Fronteer”) as at December 31, 2008, and the related notes thereto (collectively the “Financial Statements”. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). Measurement differences between Canadian and U.S. GAAP that would affect the Company’s reported financial results are disclosed in Note 19 of the Financial Statements. This MD&A is dated as of March 26, 2009.
OVERVIEW
          The Company is a gold-focused exploration and development company committed to discovering and advancing deposits with production potential. The Company’s vision is to become a near term, mid-cap gold-growth company advancing a pipeline of exploration, development and production projects.
          The Company has an interest in several major gold and copper-gold projects throughout Nevada, USA and northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, the company’s key projects include Northumberland, one of the largest undeveloped Carlin-type gold deposits in the state; Long Canyon, a discovery potentially defining a new gold trend in the Eastern Great Basin; and, Sandman, a property which Newmont Mining Corporation (“Newmont”) has the option of advancing to a production decision by June 2011.
          In northwest Turkey, Fronteer has built and retained a 40% interest in a new mineral district that includes two gold deposits and a third copper-gold porphyry deposit. Fronteer was a founding partner and is the largest shareholder at 92% of Aurora Energy Resources Inc. (“Aurora”), a company focused on advancing a pipeline of growing uranium deposits in Labrador, Canada.  Aurora is listed on the Toronto Stock Exchange (“TSX”) under the symbol AXU.
          Notwithstanding the current economic climate, the Company remains well financed and continues to actively explore and advance its projects.
          The Company’s shares are listed on the Toronto Stock Exchange and the NYSE Alternext-US exchange under the symbol FRG.
          Significant events for the year ending December 31, 2008 and through the date of this report are:
1.	A first National Instrument 43-101 (“NI43-101”) compliant resource calculation was completed on the Long Canyon property, an emerging gold deposit. At a 0.3 g/t cut-off, the resource comprises 363,000 ounces at an average grade of 2.35 g/t gold (4,808,000 tonnes) (indicated), along with 459,000 ounces at an average grade of 1.63 g/t gold (8,780,000 tonnes) (inferred)[1]. Drilling in 2008 extended high-grade, oxide gold mineralization along strike to 1.7 kilometres. The Company vested a 51% interest in the project and is project operator. Ongoing

[1]	See assumptions used and further details as to how the resource was calculated in “Significant Exploration Projects – Nevada, USA - Long Canyon Property”, below.

funding of the US$14,100,000 budget for the project in 2009 is to be shared 51% / 49% between the Company and its joint venture partner AuEx Ventures Inc. (“AuEx”), respectively. AuEx has notified the Company of its intention to funds its share of the project costs in 2009.

2.	Fronteer entered into a joint venture agreement with Newmont dated June 1, 2008, where Newmont may earn an initial 51% interest in Sandman by contributing mineral interests to the joint venture, spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study, committing to fund and construct a mine and undertaking to advance necessary permits by June 2011. Results from Newmont’s solely funded 2008 program (37 holes and 2,800 metres of shallow drilling at a cost of US$3,440,740) underlined the near-surface, high-grade oxide nature of the gold mineralization at Sandman. Newmont’s budget for 2009 is US$5,000,000 and the program is underway.

3.	Fronteer has a 100% interest in the Northumberland Project. During 2008, the Company completed a new resource estimate for the project, increasing the gold-equivalent resource by 28%. Technical work completed in 2008 suggests a number of potential processing alternatives for the project. Plans for 2009 at Northumberland are focused on geological compilations and data analysis of district wide exploration targets on lands surrounding the resource area, metallurgical work, and minor reclamation of past mining activity, including pond relining and heap pad re-contouring. The budget for the 2009 is still being developed but will be a minimum of US$1,100,000.

4.	On January 23, 2009, the Company formally made an offer to acquire all of the outstanding common shares (“Aurora Shares”) of Aurora that it did not already own (the “Offer”). The Company believes that the acquisition is beneficial, primarily because the additional cash resources of Aurora reduces the need for Fronteer to seek equity financing or incur debt to further explore its projects in the near- to mid-term and potentially provides the capability to move forward with merger and acquisition opportunities. In addition, it simplifies the ownership structure of the uranium assets and provides Fronteer and its shareholders greater exposure to the long term value of this strategic uranium asset.

On March 2, 2009, the Offer expired and the Company agreed to take up 36,526,336 Aurora Common Shares tendered under the Offer. As a result, Fronteer currently owns 67,473,672 Common Shares of Aurora, representing approximately 92.1% of the issued and outstanding common shares. Fronteer expects to complete, on or about April 21, 2009, a second step transaction, which should give the Company ownership of 100% of Aurora. The Company intends to initially maintain Aurora as a wholly owned subsidiary.

The Aurora transaction will strengthen the Company’s balance sheet by increasing its cash balance; eliminate the need to seek equity financing or incur debt to further explore its projects in the near term; increase the Company’s capacity for growth and simplify ownership of the uranium assets.

TRENDS
•	There are significant uncertainties regarding the price of gold, silver, copper and uranium and the availability of equity financing for the purposes of mineral exploration and development. Financial markets have deteriorated to the point where it has become extremely difficult for companies to raise new capital;

•	The Company’s future performance is largely tied to the development of its current mineral properties and its ability to acquire additional assets and execute on its growth strategies. It is also tied to the overall financial markets;

•	Current financial markets are likely to be volatile in Canada for the remainder of the calendar year and potentially into 2010, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to sustained drops in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, should the Company find it needs additional financing, the Company may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Company; and

•	The Company’s strategy is to continue to focus on advancing its best exploration and development projects and look for opportunities to acquire additional producing or near term producing assets. The Company believes this focused strategy will enable it to meet the near-term challenges presented by the capital markets while maintaining the momentum on key initiatives.

SELECTED ANNUAL INFORMATION
          The following financial data are derived from the Company’s financial statements for the fiscal years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Total revenues	Nil	Nil	Nil

Net income (loss) before discontinued operations	$(31,708,890)	$20,374,741	$15,015,635

Basic and diluted earning (loss) per	Basic ($0.38)	Basic $0.29	Basic $0.27
share before discontinued operations	Diluted ($0.38)	Diluted $0.28	Diluted $0.25

Net income (loss) for the year	$(31,708,890)	$20,374,741	$15,011,639

Basic and diluted earnings (loss) per share	Basic ($0.38)	Basic $0.29	Basic $0.27
	Diluted ($0.38)	Diluted $0.28	Diluted $0.25

Total assets	$403,519,304	$426,437,437	$102,311,386

Long-term liabilities	$61,207,210	$55,986,031	$1,572,172

Cash dividends declared	Nil	Nil	Nil
RESULTS OF OPERATIONS –
DECEMBER 31, 2008 VS DECEMBER 31, 2007
          The Company’s net loss for the year ended December 31, 2008 was $31,708,890 or $0.38 per share compared to a net income of $20,374,741 or $0.29 per share for year ended December 31, 2007. Contributing to the period-over-period differences was the recognition of a large non-cash foreign exchange loss on a US dollar denominated future income tax liability, a decrease in the non-cash dilution gain on its investment in Aurora, increased operating expenses such as write-downs of exploration properties, wages and benefits, office and general, and professional fees and a significant decrease in stock-based compensation expense year over year.
          In 2008, the Company recognized an $11,715,736 foreign exchange loss (non-cash), primarily on the translation of a US dollar denominated future income tax liability.
          The Company recognized a dilution gain of $71,049 for the year ended December 31, 2008, as compared to a dilution gain of $43,039,000 for the year ended December 31, 2007. The Company recognizes a dilution gain when its interest in Aurora is reduced as Aurora issues additional shares. It represents the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora. Aurora issued fewer shares at lower prices in 2008 to date as compared to the same period in 2007.
          Stock-based compensation expense for the year ended December 31, 2008 decreased to

$5,988,136 from $8,732,286 for the same period in 2007. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.
          Wages and benefits costs increased to $3,447,874 for the year ended December 31, 2008, from $2,297,910 in the same period in 2007. An increase in the overall number of employees after the acquisition of NewWest Gold Corporation (“NewWest”) (completed in September 2007), severance paid in connection with closing of the Denver office and a general increase in wage rates, offset by a smaller annual bonus amount in 2008 as compared to 2007, attributed to the increase. Exploration staff salaries for work performed on a specific project are deferred to exploration properties and deferred exploration expenditures when incurred.
          Property investigation costs for the year ended December 31, 2008, were $2,480,197 compared to $2,439,782 for the same period in the prior year. The Company is actively investigating new projects and has incurred costs exploring numerous properties in an attempt to identify new projects. The costs of this exploration are expensed as property investigation costs until a specific property is acquired, or the right to acquire a property is obtained, after which exploration costs will be capitalized. The Company also incurred $30,667 in site restoration costs for its Longtom property, Canada, which was included in the 2008 property investigation cost balance.
          For the year ended December 31, 2008, the Company wrote-off deferred exploration costs totalling $10,636,575. The amounts primarily related to expenditures incurred on the Company’s Antelope Creek and Granite properties, in Nevada, the Wernecke Mountains properties in the Yukon, Canada and the Samli property and other minor properties in Turkey. In 2007, the Company wrote-off $1,789,764 in expenditures incurred on the San Pedro, Clara and Agua Grande projects in Mexico.
          Office and general expenses for the year ended December 31, 2008 and 2007 were $1,326,105 and $714,142 respectively. The increase in office costs is primarily attributable to increases in insurance costs and additional administrative costs associated with the acquisition of NewWest and a decrease in the amount of costs reimbursed by Aurora as Aurora moved its head office to its own location in St. John’s, Newfoundland.
          Professional fees, which include legal, accounting, audit and other advisory fees, for the year ended December 31, 2008, were $1,412,154, as compared to $745,555 for the same period in the prior year. Increased costs to test SOX 404 compliance, fees paid to consultants to assist the Company with new accounting requirements in the U.S., increased accounting complexity of the Company’s operations, the costs of an ongoing internal review of the Company’s stock option granting practices (see “Critical Accounting Estimates” below), account for the increases.
          Investor relations, promotion and advertising expenses totalled $605,872 for the year ended December 31, 2008, compared to $820,275 for the same period in 2007. The decrease was primarily attributable to decreased annual report costs for 2008 as compared to 2007. Also, the Company incurred fewer expenditures for printing and presentation materials in 2008 as compared to 2007, and managed many of its projects internally, thereby incurring fewer consulting costs.
          During the first quarter of 2008, the Company sold its common share investment in Latin American Minerals Inc. (“LAT”), for net proceeds of $5,295,450 resulting in a realized gain of $1,768,235. During the second quarter of 2008, the remaining share purchase warrants of LAT held by the Company, expired unexercised, resulting in a year-to-date loss of $360,906.
          Interest income decreased to $2,985,007 for the year ended December 31, 2008, compared to $3,828,844, for the same period in the prior year. The decrease is attributed to a decreased overall cash balance in 2008 as compared to 2007, and realization of lower interest rates in 2008 as compared to 2007.
          The Company also realized its share of the operating loss of Aurora for the year ended December 31, 2008, which totaled $1,822,156 as compared to $3,850,471 for the year ended December 31, 2007. The decrease is attributable to a lower loss realized by Aurora in 2008 as compared to 2007. Aurora’s decrease in net loss period over period is mainly due to increased interest income and less stock-based compensation expense recognized year over year.
          Total assets at December 31, 2008, decreased to $403,519,304 from $426,437,437 at December 31, 2007, primarily as a result of cash used in operating activities of $6,002,568 and the expensing of previously capitalized exploration costs. For the year ended December 31, 2008, the Company realized cash inflows from the exercise of options of $407,300.
          The Company has not yet determined whether any of its exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.
DECEMBER 31, 2007 VS DECEMBER 31, 2006
          The Company’s net income before discontinued operations for the year ended December 31, 2007 was $20,374,741 or $0.29 per share compared to net income before discontinued operations of $15,015,635 or $0.27 for year ended December 31, 2006. Contributing to the year-over-year differences was the recognition of increased dilution gains on the Company’s investment in Aurora, and an increase in interest income earned on cash reserves. Offsetting the increases in other income were year over year increases in operating expenses such as stock-based compensation expense, property investigation costs, wages and benefits expense, investor relations and promotion expenses, office and general expenses, legal fees, listing and filing fees and accounting and audit fees.
          Stock-based compensation expense for the year ended December 31, 2007 increased to $8,732,286 from $3,035,209 for the year ended December 31, 2006. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option. The large increase was directly attributable to approval by shareholders of new option grants at the May 2, 2007, annual general meeting in conjunction with approval of a new option plan. The grants occurred in February 2007, but the expense was not recognized until the options received shareholder approval in May 2007.
          Property investigation costs increased to $2,439,782 in 2007 compared to $594,895 in

2006. The Company was actively investigating new projects, primarily in Turkey and Nevada and incurred costs exploring numerous properties in an attempt to identify new projects or companies for acquisition. The costs of this exploration are written off as property investigation costs until a specific property is acquired, after which exploration costs are capitalized.
          Wages and benefits costs increased to $2,297,910 for the year ended December 31, 2007, from $1,424,237 in the same period in the prior year due to an increase in the overall number of employees after the acquisition of NewWest and expansion of activities in Turkey, a general increase in administrative salaries and an increase in year over year bonuses paid. Bonuses were determined in part based upon the year over year percentage change in daily average share price. Exploration staff salaries for work performed on a specific project are deferred to exploration properties and deferred exploration expenditures when incurred.
          Investor relations, promotion and advertising expenses increased slightly over 2006 to $820,275 as compared to $705,306. The increase was primarily attributable to increased marketing activities following the NewWest acquisition, as the Company focused efforts to increase awareness of the gold component of its asset portfolio.
          In July 2007, the Company received the final results of it exploration work on the San Pedro and Clara properties in Mexico. Due to unsatisfactory exploration results, the Company decided to halt further exploration of these properties and return the properties to Teck Cominco Limited. Accordingly, the Company wrote-off all deferred costs of these projects totalling $1,765,185. At the same time, the Company elected to discontinue the Agua Grande project in Mexico which resulted in additional write-downs. As a result, the Company is no longer active in Mexico.
          Office and general expenses for the year ended December 31, 2007 were $597,004 as compared to $295,984 for the same period in the prior year. The increase in office costs is primarily attributable to increases in insurance costs and additional administrative costs associated with the acquisition of NewWest.
          Legal fees increased to $345,851 for the year ended December 31, 2007 from $207,706 for the year ended December 31, 2006. The increase in legal fees period over period was due to legal costs of managing the Company’s investment in Aurora and establishing clear corporate governance guidelines.
          Listing and filing fees increased from $121,311 in 2006 to $220,560 in 2007 as a result of increased TSX annual listing fees and fees for listing shares reserved under the Company’s employee stock option plan.
          Accounting and audit fees increased to $297,802 in 2007 from $212,165 in 2006, primarily of increased costs to become SOX 404 compliant and fees paid to assist the Company with the increased accounting complexity of its operations.
          The Company recognized a dilution gain of $43,039,000 for the year ended December 31, 2007 as compared to a dilution gain of $26,489,773 for the year ended December 31, 2006. The Company recognized a dilution gain when its interest in Aurora was reduced as Aurora issues additional shares. It represented the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora was reduced. In 2007, Aurora raised gross funds of $111,672,000 by way of a bought deal financing at prices in excess of those raised in 2006, resulting in an increase in the dilution gain realized.
          Interest income increased to $3,828,844 for the year ended December 31, 2007,

compared to $1,309,550 for the same period in the prior year. The change was attributed to an increased overall cash balance in 2007, compared to 2006, and a slight increase in interest rates realized on its invested cash.
          The Company recognized a mark-to-market loss on its derivative financial instruments of $168,113 for the year ended December 31, 2007, as compared to $nil for the year ended December 31, 2006. The Company treated the share purchase warrants it held in LAT as derivative financial instruments which were marked to market every reporting period, with changes in the fair value of the financial instrument recorded in the statement of operations. The Company also realized a loss on the sale of marketable securities of $366,143, compared to a mark to market gain on the same investments in 2006 of $117,639.
          The Company also picked up its percentage of the operating loss of Aurora for the year ended December 31, 2007 which totaled $3,850,471 as compared to $6,974,120 for the year ended December 31, 2006. The difference primarily relating to decreased stock based compensation expense realized by Aurora.
          Total assets at December 31, 2007, increased to $426,437,437 from $102,311,386 at December 31, 2006, primarily as a result of the NewWest acquisition (as further discussed below) and an equity financing which closed on March 15, 2007 and which raised gross proceeds of $66,345,500. In addition, for the year ended December 31, 2007, the company realized cash inflows from the exercise of warrants and options of $6,278,394, offset by cash exploration expenditures of $8,309,527 and cash outflows from operations of $3,371,807.

ACQUISITION OF NEWWEST GOLD CORPORATION
          On September 24, 2007, the Company completed the acquisition of 100% of the issued and outstanding shares of NewWest on the basis of 0.26 shares of the Company for each share of NewWest. The transaction was accounted for as an acquisition of assets, and resulted in the Company acquiring 19 precious metals exploration properties primarily located in the state of Nevada of the United States.
          Based upon the September 24, 2007, balance sheet of NewWest, the allocation of the purchase price, as finalized at September 30, 2008, is summarized in the table below:

Purchase price:	$
15,181,920 common shares of Fronteer	160,017,437
518,050 stock options of Fronteer	1,615,416
Acquisition costs	2,889,781

164,522,634

Net assets acquired:
Current assets	3,356,579
Other assets	2,353,343
Exploration properties and deferred exploration expenditures	209,647,625
Asset retirement obligations — current	(503,268)
Asset retirement obligations — long term	(745,450)
Other liabilities	(1,012,132)
Future income tax liability	(48,573,063)

164,523,634

          Financing Proceeds
          In March 2007, the Company completed an overnight marketed prospectus offering, pursuant to which it issued 4,498,000 common shares (including overallotment) at a price of $14.75 per share, raising gross proceeds of $66,345,500. The use of proceeds as disclosed in the prospectus and the approximate actual expenditures are as follows:

		Approximate
	Disclosed Use of	Actual Use of
	Proceeds	Proceeds
Search for and acquisition of mineral resource properties or companies holding such properties which meet the Company’s acquisition criteria	$53,251,250	25,822,880
General corporate purposes	$4,000,000	$4,000,000
SIGNIFICANT EXPLORATION PROJECTS
          Deferred exploration and acquisition expenditures, net of recoveries for the year ended December 31, 2008 and 2007 totalled $16,573,479 and $1,781,905 in the USA, $193,160 and $907,559 in Turkey, Nil and $480,827 in Mexico, and $96,996 and $5,246,273 in the Yukon, Canada, respectively.

          For 2009, the Company has a global budget of approximately $19,400,000 including an exploration and development budget for all projects (net of joint venture contributions) of approximately $14,350,000 and general and administrative expenses but excluding Aurora. The Company experienced significant success at Long Canyon in 2008, and this project along with the surrounding EGB properties will be a major exploration focus in 2009. Other projects in Nevada will continue to be advanced either through option / Joint Venture deals (Sandman) or directly by the Company (Northumberland). Due to the size of the land package acquired as part of the NewWest transaction, the Company has yet to conduct thorough exploration on all properties and has ongoing plans to further evaluate the properties either directly or through joint ventures. The Company has assessed the carrying value of its exploration projects and future plans for the properties and has made adjustments to carrying values as required. See further discussion on the current global economic situation and its potential impact under “Liquidity” below.
NEVADA, USA
          The Northumberland Property
          The Northumberland Property was the largest resource acquired as a result of the NewWest acquisition. Northumberland, owned 100% by the Company, is located in northern Nye County in central Nevada, approximately 250 miles east-southeast of Reno, Nevada. All known mineral deposits at Northumberland are located on fee lands (100% privately owned). The Property is comprised of approximately 38,000 acres of land, of which there are approximately 3,900 acres of patented mining claims, patented millsite claims, and fee lands, all of which are owned or controlled by the Company.
          The potential to find additional new gold mineral resources at Northumberland is considered by the Company to be excellent, both within the deposit area and other portions of the large property holding. The possibility of high-grade gold mineralization within structurally controlled zones in areas of the deposits warrants careful evaluation and drill testing. There is also potential to discover additional mineralization in surrounding the deposit in geologic settings similar to the known resource. There are over 30 targets well beyond the limits of the existing mineral resources; however, few have ever been drilled.
          In 2007, Northumberland was governed by the terms of a joint venture agreement between the Company and Newmont. Effective February 2008, the Company and Newmont entered into a new arrangement so that Newmont gained the right to acquire up to a 60% interest in the Sandman property (see further details below on the Sandman Property). The Company regained 100% control of Northumberland, while gaining access to Newmont’s proprietary N2TEC flotation technology for any future processing of Northumberland ore. From 2004 through 2007, Newmont spent approximately US$8,700,000 exploring and advancing Northumberland.
          The holding costs for the properties at Northumberland, include a per claim maintenance fee of US$125 payable annually to the Bureau of Land Management “(BLM”), plus related filing and recording fees, applicable to unpatented mining claims totalling US$261,250 per year. A portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays the annual advance royalties of US$20,000 to the lessor. These payments are credited against a 4% Net Smelter Royalty (“NSR”) from minerals produced from the claims. These claims are located outside of the known resource area. Less than 1% of the claims on which the Northumberland Property deposits are currently located is subject to an NSR of 1% payable to a third party lessors.

          In 2008, the Company conducted an exploration and development drilling program to explore for additional shallow oxide mineralization adjacent to one of the historical pits, and to explore for additional high grade sulfide mineralization. The Company also drilled 6 metallurgical core holes and 2 water level monitoring wells. The 2008 program consisted of 27 drill holes totaling 17,642 feet of RC and 11,278 feet of core for a grand total of 28,920 feet.
          As part of its ongoing project advancement, the Company continually conducts technical reviews of development options impacting Northumberland and on occasion will retain independent third party engineering and consulting firms to assist.
          Currently, our review suggests that a potential development at Northumberland could combine open pit and underground mining. Processing of oxide material would likely include both crush and run-of-mine heap leach.  Reviews of existing metallurgical tests suggest several processing alternatives for the sulfide ores, including N2TEC flotation combined with autoclave or roaster. The Company has determined that to optimize understanding of the processing requirements for Northumberland ore the Company may need to construct a decline to access the mineral resources for bulk sampling. No budget or timeline has yet been determined for this step of the program.
          Total cash expenditure by the Company for 2008 was $5,471,099 as compared to a budget of $5,058,106. The Company completed additional metallurgical drilling, not originally planned for, resulting in the variance.
          The Company believes joint venture partnerships lower execution risk and as such, Northumberland may be considered for joint venture with a well funded partner. Plans for 2009 at Northumberland are focused on regional target generation, prioritization and testing on lands surrounding the resource area, the design and implementation of a metallurgical program, and minor reclamation of past mining activity including pond relining and heap pad re-contouring. The budget for the 2009 program is still being developed but is expected to be a minimum of US$1,100,000.
          Long Canyon Property
          In 2006, Fronteer Development USA Inc. (“Fronteer US”, formerly NewWest Gold USA Inc.) entered into a joint venture agreement for the Long Canyon Property with AuEx whereby the two parties combined their land positions in the Long Canyon area for respective initial interests of 51% and 49%. During Phase I of the project, Fronteer US was obligated, in order to retain its 51% interest in the project, to spend US$5,000,000 exploring the property by 2011. After completion of Phase I in September 2008, Fronteer US then declined to exercise its right to earn an additional 14% in the project, as the burden of solely funding the project through feasibility was considered unreasonable.
          Since September 2008, the Long Canyon Property has been a participating joint venture operated by Fronteer US, with AuEx contributing its share of the project costs. AuEx has contributed approximately US$1,700,000 of the US$8,200,000 spent exploring the project since inception of the joint venture.
          Exploration activities in 2008 outside of the previously defined mineralized zone included soil sampling; a surface gravity program; a 15-line IP /Resistivity program; a ground grid-based gravity survey; ridge and spur soil sampling and prospecting; and detailed geological mapping. A total of 24,629 metres were drilled in 174 RC and core holes. Total cash expenditures for the 2008 program were $6,901,865 compared to a budget of $6,816,292.

          This work led to the development of a new geological model for the deposit that allowed the Company to better target where to drill. This resulted in greater exploration success leading to the first NI43-101 resource for Long Canyon, completed in March 2009. Details of the resource are as follows2:

Indicated				Inferred
Cutoff (g Au/t)	Tonnes	g Au/t	oz Au	Cutoff (g Au/t)	Tonnes	g Au/t	oz Au
0.30	4,808,000	2.35	363,000	0.30	8,780,000	1.63	459,000
0.50	3,691,000	2.94	349,000	0.50	6,236,000	2.13	428,000
1.00	2,496,000	4.01	322,000	1.00	3,634,000	3.16	369,000
1.50	1,975,000	4.75	302,000	1.50	2,700,000	3.83	332,000
3.00	1,272,000	6.19	253,000	3.00	1,312,000	5.56	234,000
The block-diluted resources are shown at additional cutoffs in order to provide grade-distribution information.
          Since initial drilling in 2000, and renewed drilling in 2005 to present, 231 drill holes have been completed for a total of 111,130 feet or 33,900 metres of drilling. Drill depths range from 30 metres to 270 metres and the average is 147 metres for the 231 drill holes. There are 170 RC drill holes for 26,571 metres, and 61 core holes for 7329 metres. Drilling is nominally on a 50 metre spaced grid, with lines oriented
NW-SE.
          The holding costs for Long Canyon include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, totaling US$60,006 per year. Approximately 340 of the 438 claims at Long Canyon claims are subject to a 3% NSR. The fee lands held at Long Canyon have minimal holding costs.
          The Company has acquired all of the state and federal regulatory approvals and permits required for the 2009 exploration program. The Plan of Operations, which the BLM approved last September, authorizes road building and drilling on the federal mining claims. The Company is in the process of satisfying a permit condition in the Plan of Operations to drill a supplemental water production well for the cities of Wendover, Utah and West Wendover, Nevada to address the cities’ concerns about potential impacts from exploration drilling to the nearby Johnson Springs, one of the cities’ water sources. The Company has worked closely with the cities to

[2]	The mineral resources estimated was completed by MDA Associates Inc. (“MDA”) and were modeled and estimated by evaluating the drill data statistically, utilizing three-dimensional lithologic solids provided by Fronteer to interpret mineral domains on cross sections spaced at 50-metre intervals throughout the extent of the Long Canyon mineralization, rectifying the mineral domain interpretations on cross sections spaced at 10-metre intervals, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating gold grades by inverse-distance methods into a block model with 5 metre x 10 metre x 3 metre (vertical) blocks that were coded to the mineral domains by the 10-metre mineral domain polygons. All modeling of the diluted resources was performed using Gemcom Surpac® software. Quality-control data generated during the various drill programs conducted at Long Canyon were independently reviewed by MDA as part of the resource study. The person responsible for the resource estimate on behalf of MDA is Michael Gustin, P. Geo, and a Qualified Person as defined by National Instrument 43-101. Further details of the estimation procedure will be available in a NI43-101 technical report which is de to be filed by the Company on SEDAR at (http://www.sedar.com/), no later than 45-days from March 13, 2009, the date the Company first published the resource.

identify three targets in the Northern Goshute Valley, roughly 10 miles southeast of Long Canyon, for the supplemental well. A hydrogeologic investigation is in progress to select the best location for the supplemental well. Once the supplemental well is completed, drilling activities can proceed beneath the elevation of the spring which will allow the Company to test mineral targets at depth and obtain information about the groundwater characteristics of the deposit.
          In addition to working together on the supplemental well, the Company and the cities have entered into a conceptual Memorandum of Understanding (MOU) to work together to establish a mutually beneficial public sector-private sector working relationship to characterize and develop ground water resources to support future municipal growth and mineral development. Recognizing the importance of these key stakeholders, the Company is looking forward to finalizing the MOU and initiating the hydrologic activities described in the MOU.
          The Company recently submitted an application to the Nevada Division of Environmental Protection (NDEP) to expand the drilling activities on the Company’s private mineral lands. Once this permit is approved, the Company will be able to conduct close-spaced drilling to support additional resource definition and to extend the road network and drilling effort to the northeast to test for additional mineralization along the strike of the identified mineralized zones. The Company anticipates that NDEP will approve this permit in the very near future.
          The Company has successfully negotiated a water use agreement with a nearby landowner to support the exploration activities for the next five years. This agreement also allows the Company to lease land for the purpose of establishing a field headquarters to support the Long Canyon Project.
          Plans for 2009 include a US$14,100,000 exploration and development program. This program expects to include 29,520 feet (9000 metres) of core drilling, 86,590 feet (26,400 metres) of RC drilling, ongoing geological mapping, further rock/soil/road cut sampling and continued efforts on refining the geological model and the potential controls on the mineralization. The drilling program will be a combination of resource definition and expansion, and exploration. In addition, the proposed 2009 budget and program includes a significant engineering, metallurgical, land, legal, and communications programs.
Metallurgical and engineering studies are proposed, which may include metallurgical testing, hydrology testing and engineering, geotechnical investigations..
          Sandman Property
          The Sandman Property currently includes a group of four closely spaced oxide gold deposits that are near surface and potentially amenable to open pit mining, with the potential for resource and exploration upside. As a result of a new deal structure with Newmont on the property (as further discussed below), the Company will have potential near-term production funded and operated by one of the world’s largest gold mining companies. In turn, Newmont is provided quick access to potentially low-cost gold production and reserve replenishment from a project that has good synergies with its nearby infrastructure.
          The Sandman Property is located approximately 13 miles west of the town of Winnemucca, Nevada and consists of 624 unpatented lode mining claims owned by the Company and approximately 6,720 acres of fee lands, which were subleased from Newmont beginning in September 1997, for a total of approximately 19,200 acres.

          In June 2008 the Company and Newmont signed an option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development. The Company retains a 2% NSR on production of the first 310,000 ounces at Sandman. The Company can also elect to have Newmont arrange financing for up to 40% of development costs. As a result of the Sandman Agreement, future exploration, development, and feasibility studies will be managed by Newmont as operator, unless Newmont does not elect to earn its interest. While Newmont advances Sandman toward a production decision, Fronteer can focus its efforts on advancing its other projects.
          Exploration on the Sandman Property was initiated in February 2008, by Newmont (see discussion of the Newmont agreement below) to continue advancing and exploring the Sandman Property. The project had a 2008 budget of US$3,000,000 to be partitioned as US$2,000,000 to development drilling on primarily the Southeast Pediment and Silica Ridge Resource areas and US$1,000,000 in exploration. Newmont spent a total of US$3,440,740 on the project in 2008, while the Company incurred $1,106,696 in 2008, prior to signing of the Letter of Intent (“LOI”), on a small seven hole drill program, gravity survey and GAR-SP survey. The Newmont exploration program included comprehensive airborne and ground geophysics as well as geology, rock and soil geochemistry to fill in areas and expand upon historical work of the Company and Fronteer US,. In addition, Newmont completed a total of 37 diamond drill core holes. These were distributed as 34 holes totaling 2,546 metres at Southeast Pediment and 3 holes totaling 290 metres at Silica Ridge.
          Newmont’s 2009 budget for the Sandman Property is US$5,000,000. Drilling commenced in mid-January 2009 and Newmont has completed 30 holes to the end of February for approximately 7,000 feet to date. Also planned for the 2009 program are various ground water flow tests and water sampling from existing and to-be-completed water test wells/drill holes. This work will include evaluation of potential production water well sites.
          The annual payments required to the BLM and county for Sandman and nearby smaller property called the 10-mile Property total approximately US$96,399, which includes an annual US$125 per claim maintenance fee, plus related filing and recording fees, applicable to the Company’s unpatented mining claims. Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, US$67,200 from 2008 through 2012, and US$134,400 starting in 2013. The Newmont sublease has a primary term of 10 years, and may be extended for an additional 10 years by payment of annual advance royalties. Under a separate lease for the Ten Mile Property, the Company is required to make annual lease payments of US$24,000 reducing to US$20,000 in 2009 through 2014. As a result of an agreement with Newmont, these lease payments and annual BLM and county fees will be paid by Newmont. Sandman is also subject to NSR’s on several of its mineral claims ranging from 1% to 6%.
          A portion of the fee lands, which are subleased from Newmont, and 114 unpatented claims, are subject to a NSR of 1% on the first 200,000 ounces of gold produced from the Sandman Property and 5% on any ounces of gold produced in excess of 300,000. Those same properties are subject to a NSR of 3% (to be off-set by third party royalties, if any, but not less than 1%) payable to a subsidiary of the Company.

          Eastern Great Basin Properties — KB, Tug, Gollaher Mountain and Loomis Mountain
          The EGB Properties consist of an extensive area of mineral rights across a broad region (approximately 400,000 acres), and include Long Canyon and three other gold exploration projects.
          The EGB Properties are located in northeastern Nevada and northwestern Utah and consist of over 400,000 acres of fee lands on which the Company owns between 25% and 100% of the mineral interest, approximately 3,500 acres in unpatented mining claims, 1,900 acres of Utah state mineral leases, approximately 3,800 acres of leased fee lands on which a third party lessor owns a 61.76% interest in the mineral estate and approximately 8,200 acres of unpatented claims held by virtue of a joint venture with AuEx for the Long Canyon Property.
          The Company’s EGB Properties portfolio covers a vast region of underexplored property in northeastern Nevada and northwestern Utah.
          The EGB Properties consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state mineral leases and leased fee lands. The most advanced of the EGB Properties, after Long Canyon, are the Tug and KB projects.
          The holding costs for the EGB Projects include a per claim maintenance fee of US$125 payable annually to the BLM, plus related filing and recording fees, applicable to unpatented mining claims, but the fee lands have minimal holding costs and the lease lands have variable leasing costs. Approximately 3,800 acres of fee lands which comprise a portion of the EGB projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. An aggregate of approximately 1,900 acres of state-owned land which comprise a portion of the EGB projects are covered by three separate leases for metalliferous minerals with the State of Utah at an annual cost of US$4,433. A final lease requires payments at an annual cost of $4,000 until 2016.  The TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% — 5%. The annual holding costs payable to the BLM and various counties for the EGB projects total US$30,348.
          Drilling commenced at KB in August 2008 with a total of five holes completed and with encouraging oxide gold mineralization intersected. Mapping and geological sampling were conducted at the remaining EGB projects. A total of $818,416 was spent at KB in 2008 compared to a 2008 budget of $792,219.
          The Company has planned an approximate US$1,450,000 generative exploration budget on its EGB land package and surrounding area in 2009. The Company will also consider joint venture opportunities to leverage the upside of this huge mineral estate.
          Zaca Property
          The Zaca Property contains a large mineral system, a well defined gold-silver mineral resource and potential for discovery of additional surface and underground-mineable deposits. The Zaca Property includes the Zaca deposit and several exploration targets.
          The Zaca Property is located in Alpine County, California, approximately 70 miles south of Reno, Nevada, approximately 15 miles west from the Nevada border. The Zaca Property consists of 182 unpatented lode mining claims covering approximately 3,000 acres and four patented mining claims covering 153 acres. The Company holds the Zaca Property as the assignee of a lease agreement.
          The United States Forest Service (“USFS”) conducted a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between US$1,500,000 to US$2,000,000. The focus of the cleanup efforts was on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Property, all of which pre-date Fronteer US’s acquisition of a leasehold interest in the property. The Company believes as a result of discussions with the USFS, that it will not be held responsible for the cost of the USFS response actions on the Zaca property that are the result of historic mining and exploration activities predating the Company’s leasehold interest in the property, however, there is no assurance that the USFS will not ask the Company to reimburse them for this work. To date, no liability has been recorded in the Company’s financial statements as the Company believes the probability of it having to reimburse the USFS to be low.
          There is a 5% NSR payable to arm’s length parties on certain of the Zaca claims. The annual holding costs payable to the BLM and applicable counties for the Zaca Property is approximately US$22,853. The Company incurred costs of $67,621 at Zaca in 2008.
          Minimal activity at Zaca is planned for 2009, as the Company focuses its efforts on the Long Canyon Property. The budget for Zaca for 2009 is approximately US$30,000. The Company believes the Zaca Property has significant exploration upside and does plan to initiate further studies of the known mineral resource and regional exploration at the Zaca Property commencing in 2010.
          Carlin-Cortez Trends Properties
          The Carlin-Cortez Trends Properties encompass a large land position of roughly 138,000 acres located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The Company’s major project areas within the Carlin-Cortez Trends area are Rock Creek and several projects in the northern Carlin Trend. The land position at the Carlin-Cortez Trends Properties consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights. The land position also includes 99 unpatented mining claims. The property is a patchwork of the Company’s private lands interspersed with blocks of federal land and private lands held by other parties.
          The holding costs for the Carlin-Cortez Trends Properties include a US$125 per claim maintenance fee payable annually to the BLM, plus related filing and recording fees applicable to the Company’s unpatented mining claims totalling approximately US$30,505. The Company also is required to make annual lease payments to arm’s length lessors totalling approximately US$55,000.
          Of the 99 unpatented claims comprising a portion of the Carlin-Cortez Trends Properties, 82 are subject to a 0.5% NSR, and 42 are subject to an additional sliding-scale NSR ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).
          The Company spent approximately $1,990,042 in 2008, to complete a combination of core and RC drilling to test targets at the Goldsage and SW Antelope Creek targets. The results of this program were not positive and therefore the costs of this program were written off. The

Company is focusing its efforts on the Long Canyon Property in 2009. As a result, the Carlin-Cortez Trend Properties will undergo minimal work in 2009, with a planned review and compilation of existing geological data. The budget for 2009 is approximately US$154,715. This land package has numerous exploration targets that the Company plans to investigate in further detail commencing in 2010. The Company is also open to joint venture possibilities for the land holding.
          Granite Property
          In April 2008, the Company entered into a lease for the Granite Property in Nevada, USA. In 2008, the Company completed an IP/Resistivity survey (approx. 16 line kilometres) over the property. The Company commenced drilling targets identified from the survey in 2009 and quickly determined that the drilling results were negative. Accordingly, at December 31, 2008, the Company wrote-off the costs incurred on the property totalling $114,073, and has terminated the lease.
TURKEY
          Agi Dagi, Kirazli, Halilaga and other Turkish property interests
          In 2007, Teck Cominco Ltd.’s Turkish subsidiary (“TCAM”) notified the Company that it had completed its earn back expenditures on the new mineral district comprising the Kirazli and Agi Dagi gold projects and the Halilaga copper-gold porphyry.
          TCAM and Fronteer currently operate each of the projects as a 60% / 40% basis through three separate Turkish companies. A fourth company, also owned 40% by Fronteer with the remainder held by TCAM, holds other residual mineral properties in the Biga area. These investments are accounted for by the Company using the equity method.
          The Company is obligated to pay to TCAM, within 60 days following commencement of commercial production, a production bonus of US$10 per ounce for every ounce produced from within the originally defined Agi Dagi and Kirazli gold resource areas, up to a maximum of 600,000 ounces and 250,000 ounces, respectively. Agi Dagi is also subject to a 2% NSR owing to an arm’s length party.
          The Company is not anticipating TCAM to propose significant budgets for Agi Dagi or Kirazli in 2009. As operator TCAM may put the projects on care and maintenance, or may put its share of the projects up for sale. If TCAM puts the projects up for sale, depending upon pricing considerations, the Company may decide to sell its 40% interest in the projects at the same time.
          Halilaga
          The property consists of 7,230 hectares of mineral tenure in 15 tenements.
          The Halilaga Property is a large mineralized system containing porphyry-related high-sulphidation style gold and copper-gold mineralization. The key feature of the property is an 8 kilometres long arcuate magnetic high anomaly with coincident gold/copper in soil/rock anomalies and I.P. resistivity anomalies. This magnetic feature is host to the Kestane Porphyry deposit (an outcropping mineralized Cu-Au porphyry identified by Fronteer geologists in 2005 following up on surface soil anomalies), along with the Bakirlik, Kumlugedik, Kunk Tepe, and Madendere targets.
          TCAM may elect to earn an additional 10% interest in Halilaga by completing a final feasibility study by 2013, and arranging project financing. TCAM has been granted an extension to December 31, 2009 on its election whether to earn an additional 10% interest in the copper-gold property, in exchange for TCAM solely funding a 5,000 metre drill program at Halilaga in 2009. In 2008, TCAM was unable to drill the main Kestane zone at Halilaga because of permitting delays and was therefore unable to meet its expenditure commitment for 2008.
          During the year ended December 31, 2008, TCAM drilled the Kumlugedik Tepe and Bakirlik Tepe geochemical/geophysical targets at Halilaga, which fell on a separate exploration license, approximately four kilometres southeast of the Kestane zone. Widely spaced regional drilling intersected encouraging new copper-gold mineralization. A total of 13 holes (2,842 metres) were drilled by TCAM in 2008. For the year ended December 31, 2008, TCAM spent approximately $813,371 at Halilaga.
          The Company is awaiting TCAM’s final plans for activity at Halilaga in 2009. Draft budgets call for a $2,000,000 exploration program, solely funded by TCAM. Fronteer has been advised by TCAM that it anticipates receiving the necessary permits to begin drilling the Kestane Zone at Halilaga, in April — May 2009.
          Agi Dagi
          The Agi Dagi Property is a large high sulphidation epithermal gold system.
          The Agi Dagi Property is located about 50 kilometres southeast of Çanakkale near the town of Çan on the Biga Peninsula of Northwestern Turkey. It is situated on a 5 kilometre long, NE trending topographic high and is accessible by a forestry road from the village of Sogultalan.
          The Agi Dagi Property currently consists of 13,365 hectares of mineral tenure under 16 licenses.  Two specific licenses, AR-81309 and AR-84287, reached their five year anniversaries as exploration licenses on April 19, 2007 and Nov 19, 2007 respectively and applications were submitted to the Bureau of Mines in 2007 by TCAM to convert them to operational licenses.  These licenses do not affect the resource areas which have already been converted to operation licenses. They affect the southern half of a new discovery called Caymurt, 3 km to the south of the Agi Dagi mineral resource.
          An exploration program totaling approximately US$438,378 occurred in 2008, which included extensive community relations work, soil sampling, an IP survey and 3,200 metres of drilling designed to test for porphyry style mineralization on the southeastern margin of the Baba Zone and test the new Camyurt high sulphidation target. Drilling at Camyurt intersected an important new zone of near-surface, oxide gold mineralization. This gold bearing zone, located approximately three kilometres southeast of the Agi Dagi resource areas, is approximately 1,500 metres long and up to 400 metres wide, based on surface sampling. Only 700 metres of this zone have been drill tested.
          The Company was responsible for the balance of the Company’s 40% share of the 2008 exploration costs not otherwise funded from VAT refunds.
          TCAM presented a care and maintenance budget for Agi Dagi of $258,000 for 2009, reflective of the financial difficulties of Teck Cominco Ltd. in the current global economic climate.

          Kirazli
          The Kirazli Property consists of a resource area characterized by excellent near-surface gold and silver grades and significant high-grade expansion potential.
          The Kirazli Property is located in Çanakkale Province on the Biga Peninsula of Northwestern Turkey. The property covers a prominent northwest trending ridge with 500 metres of relief and is accessible by a 3 kilometres dirt road from the village of Kirazli which is in turn is located 40 kilometres south of the regional capital of Çanakkale.
          The Kirazli Gold Property currently consists of 3,030.79 hectares of mineral tenure under three licenses covering a prominent northwest trending ridge with 500 metres of relief.  Two specific licenses, AR-84716 and AR-80722, reached their five year anniversaries as exploration licenses on Nov 26, 2007 and Mar 14, 2007 respectively and applications were submitted to the Bureau of Mines in 2007 by TCAM to convert them to operational licenses.  Based on recent communications between TCAM and the Bureau of Mines, the approval of these licenses is expected to come in the second quarter of 2009.  Once this license conversion is complete, TCAM will then apply for new forestry permits to carry out its planned 2009 exploration programs on these and the remaining license.
          At Kirazli, the joint venture spent a total of US$229,836 for 2008, as compared to a budget of US$598,250. In 2008, TCAM was unable to drill at Kirazli because of permitting delays.
          TCAM presented a care and maintenance budget for Kirazli of $164,000 for 2009, reflective of the financial difficulties of Teck Cominco Ltd. in the current global economic climate.
          Other Designated Properties – Pirentepe, Dedidagi and TV Tower
          During 2008, TCAM earned a 60% interest in each of the Dedidagi and TV Tower properties. The Company and TCAM also agreed to transfer the Pirentepe licenses to the Halilaga project in exchange for TCAM funding a US$30,000 property payment due in December 2008. As a result, TCAM was deemed to have completed its expenditure requirement at Pirentepe and now has a 60% interest in these mineral licenses. TCAM had spent approximately US$1,600,000 on Pirentepe, prior to the transfer. TCAM has presented a care and maintenance budget for these properties totaling $94,000, reflecting the difficult financial conditions encountered by Teck Cominco Ltd., in this global economic climate.
          Biga Area of Interest (“AOI”) and Other areas of Turkey
          During 2008, the Company and TCAM jointly explored the Biga AOI which was defined in the earlier agreements between TCAM and the Company. No additional projects were identified through this effort, and as a result, the joint exploration effort in the remainder of the AOI was terminated. The Company and TCAM are now free to explore the AOI with no further obligation to share data or projects unless a project is identified within one of the individual project area of interest boundaries. During 2008, the Company spent a total of $17,265 exploring the AOI, the costs of which was expensed as project generation.
          The Company has written-off all exploration costs incurred on the Samli property, due to unfavourable exploration results.
          The Company also incurred $158,213 on the acquisition and exploration of the Ispir Property, located in the Pontic Mountains of Northern Turkey, in 2008. Further exploration plans for Ispir are currently being developed.
Investment in Aurora Energy Resources Inc. – 92.1%
          The Company currently owns approximately 92.1% (December 31, 2008 – 42%) of Aurora, which owns uranium assets in the Central Mineral Belt (“CMB”) of Labrador (“CMB Uranium Property”).
          At December 31, 2008, the quoted market value of the Company’s investment in Aurora was $55,705,205, compared to the Company’s carrying value of $74,945,577 or $2.42 per Aurora Share. The Company has not written down the carrying value of its investment in Aurora as it does not believe that the decline in value is anything other than a temporary decline (subsequent to year-end, the quoted market value of the Company’s investment in Aurora was again greater than carrying value). The Company believes that the decline in Aurora value below carrying value was a direct result of general global economic conditions and does not reflect the true value of the CMB Uranium Property. Although the Nunatsiavut government announced a three year moratorium on uranium mining in April 2008, uranium exploration continues to be permitted.  The moratorium was designed to provide the Nunatsiavut Government with the opportunity to enact environmental assessment legislation and to formulate the Land Use Plan required by the Labrador Inuit Land Claims Agreement. The Nunatsiavut Government has stated they plan to review the moratorium by March 31, 2011. Management believes that the Nunatsiavut government looks favourably on economic development on its lands and has been vocal in their support for mining projects. Aurora’s stated strategy, while the moratorium is in place, is to continue to build community support for the project and advance environmental and engineering studies, in order to best position the company for the future.
          The following update on the activities of Aurora is taken from the Aurora Management Discussion and Analysis for the year ended December 31, 2008 available on SEDAR at www.sedar.com. Fronteer has not verified the accuracy of this material. As a result of Fronteer acquiring control of Aurora, Fronteer has yet to make a determination whether there will be significant changes to the activity proposed in 2009 by Aurora, in the excerpt below.
          Aurora began the year with a plan to drill 50,000 meters. This plan was revised in April, 2008 in response to the decision of the Nunatsiavut Government to place a moratorium on mining and milling of uranium within Nunatsiavut but provided for continued activity to fulfill its contractual and financial obligations for 2008. This included drill contract minimum meterage and flow through financing commitments.
          The 2008 exploration program was primarily focused on infill-drilling of the Michelin and Jacques Lake deposits and was based from a camp at each site. The 2008 exploration program was completed to advance the conversion of Inferred and Indicated Mineral Resource categories to Indicated and Measured Mineral Resource categories. A prospecting program followed the drilling program and it was designed to access previously untested geophysical and geochemical anomalies and to advance exploration targets to develop future drill targets in the search for other deposits within the CMB.
          Exploration expenditures for fiscal 2008 totaled $17,240,983, most of which occurred on licenses which host the Michelin and Jacques Lake deposits. During 2008, $7,287,191 was spent on the Michelin Deposit which resulted in 15,422 metres of drilling, and $5,526,035 was spent on the Jacques Lake deposit and that resulted in 10,152 metres of drilling.

          On January 12, 2009, Aurora announced its exploration program for the Project area for 2009, primarily involving the exploration of licenses which are currently under bond to the Government of Newfoundland and Labrador. Aurora has an obligation to incur expenditures on staked licenses or post requisite bonds. Accordingly, as at December 31, 2008, $1,450,000 was posted as bonds by Aurora, in lieu of the required expenditures until the required expenditures are met. The exact nature of the 2009 exploration program for the CMB Uranium Property has not been developed but is not expected to include drilling. Upon completion of the exploration program and assuming retrieval of the bonds, Aurora will be able to maintain its mineral tenure for up to nine years without further expenditures on these license areas.
          The focus of the mining development work in 2008 by Aurora has been to develop several mine options to: (i) determine the optimal mill feed rate; (ii) determine the uranium price sensitivity in the open pit; (iii) undertake an underground haulage trade-off study; and (iv) investigate several production blends from the different deposits to optimize the project’s economic performance.
          The 2008 metallurgical test program was devised to prove the metallurgical design through pilot plant testing, assess the response of various ore types to the selected flow sheet and to assess the applicability of heap leaching ore to recover uranium. The work has primarily been undertaken by SGS Mineral Laboratories (“SGS”) in Lakefield, Ontario under the supervision and direction of Metallurgical Consultant, John Goode.
          Small infrastructure studies were completed in 2008 including: (i) an update on the hydro power costs for 2008; (ii) a report on alternate site access options to assess the options available to the project; and (iii) permanent camp concepts to provide a decision matrix to evaluate whether camp facilities should be sited at the main project site or at a more remote area. The last item would summarize lessons learned from similar camp developments and provide provisional design concepts and principles.
          Golder Associates Inc. (“Golder”) was contracted to conduct geotechnical, geochemical and hydrology studies for the project. The studies used the principles of earth science and engineering to characterize the rock mechanics and underground geometrics for ultimate pit slope design and underground mine workings. The data was collected by sampling soil, rock and groundwater in and around the proposed mine deposit. The work in 2008 included:
•	rock geochemistry baseline sampling and characterization (testing for acid rock drainage and metal leaching potential) for Michelin and Jacques Lake samples. Whole rock analysis, trace metal analysis and acid base accounting have been carried out on a large number of ore and waste rock samples;

•	physical characterization of the rock types for open pit and underground mine geotechnical design input;

•	mine waste management (tailings) concept and site selection study for the area around the project site. This is currently underway and is anticipated to be completed in 2009;

•	installation of a number of Piezometers to assist in ground-water sampling; and

•	packer tests on the geotechnical drill holes, which confirmed that the rock in the project area has a low permeability.
     For 2009, Aurora has the following development plans for the CMB Uranium Property:
•	Continued metallurgical testing. The focus of the work in 2009 will be to evaluate the amenability of the project samples to a heap leaching process;

•	Process refinements and basic mill design. This work package is expected to finalize the process design criteria for the mill and start the preliminary mill design process. This work will be directed by John Goode and Associates; and
          In 2008, environmental baseline work on the CMB Property was undertaken by Senes Consultants Limited (“Senes”), Golder, Sikumiut Environmental Management Ltd. (“Sikumuit”), and Minaskuat Limited Partnership Inc. (“Minaskuat”). Baseline work was undertaken as follows: (i) air quality monitoring by Senes; (ii) marine-water and freshwater and sediment quality, as well as fish and bathymetry, by Sikumiut; (iii) ecological land classification and wildlife and vegetation by Minaskuat; and (iv) stream flow measurements by Golder.
          Senes, Golder and Sikumiut were also engaged to undertake a Tailings Options Study. The study involves identifying a long list of possible tailings management options in the vicinity of the proposed project. These options will then be evaluated using a matrix technique known as “multiple accounts analysis” to provide a measure of the relative technical, environmental and economic merits of each of the options. Multiple accounts analysis has become commonly used by many companies in the evaluation of tailings options in the past. It is anticipated that this technique will result in a short list of acceptable options. The short list will be used in consultations with interested communities in Labrador in 2009.
          Community outreach has continued to be a priority for Aurora throughout 2008. Selection of members for the Michelin Project Community Panel, announced in June 2008, is complete. Planning has continued on the development of a program to help build and maintain education, training and employment opportunities for residents of coastal Labrador. To date Aurora has held community information sessions on mining and milling and open houses on employment and training in all communities in Nunatsiavut, Happy Valley-Goose Bay, and North West River. A mining and milling presentation was also given to Nunatsiavut beneficiaries in St John’s.
          Baker Lake Property – Nunavut
          As the operator of the Baker Lake Property, Aurora initiated a short exploration program in October 2008 to gather as much relevant field information as possible to facilitate the 2009 exploration program design. This program was complete by the end of October 2008. As at December 31, 2008, Aurora had spent $1,940,040 on the Baker Lake Property.
          The 2008 exploration program on the Baker Lake Property included the completion of airborne magnetic, radiometric and electromagnetic surveys, ground geophysics, drilling and geochemical sampling. All activities were based out of the town of Baker Lake approximately 60 km northwest of the property. The airborne survey was completed by Fugro Airborne and included most of the project area at a spacing of 150 m with a total distance of 7,100 km. The results of the survey were received in December of 2008 with interpretation of the results expected in the second quarter 2009. A ground geophysical survey was completed over the Lucky 7, Niner and the 7-one zones by Aurora Geosciences Ltd. with a total of 435 kilometres with 50 metres spacing. A report was received in late 2008 with interpretation of the results expected to be completed in the second quarter of 2009. The Corporation completed 603 m of drilling on the Lucky 7 prospect in two holes designed to test the up and down dip extent of the best mineralized hole drilled in 2007. The geochemical sampling program was carried out on existing mineralized and altered core in an attempt to geochemically characterize the mineralization and alteration systems.

          In order to maintain its rights under the property option agreement in respect of the Baker Lake Property, Aurora must spend $3,000,000 within the first year of the agreement. This requires expenditures of approximately $1,060,000 for summer 2009.
          Aurora’s net loss for the year ended December 31, 2008 was $4,054,639 or $0.06 per share, as compared to a net loss of $7,414,906, or $0.11 per share, for the same period in the prior year. The Corporation’s net loss for 2008 consists primarily of the following expenses: wages and benefits; stock-based compensation; office and general; investor relations; promotion and advertising; consulting services; non income tax, listing and filing fees; and various professional fees offset by interest income. An increase in interest income, office costs, consulting fees, rent and audit and accounting fees was offset by a decrease in stock based compensation expense and investor relations promotion and advertising in 2008 as compared to 2007.
YUKON, CANADA
          In January 2006, the Company (80%) and Rimfire Minerals Corporation (“Rimfire”) (20%) acquired a 100% interest in mineral claims and a data set on the claims located in the Wernecke Mountains of Canada’s Yukon Territory. The original vendors retain a 2% NSR. The Company actively worked the project in 2006 and 2007, with encouraging exploration success; however, due to the high cost of exploration on the project and a focus on the Company’s Nevada projects, the Company has no further plans to conduct further work on the project. As a result, the Company has written off a total of $8,176,992 in deferred exploration costs for the project during the year.
SCIENTIFIC AND TECHNICAL DISCLOSURE
          All scientific and technical disclosure on the property interests of the Company set forth above has been prepared under the supervision of and verified by Ian Cunningham-Dunlop, Vice president, Exploration of Fronteer, a “qualified person” within the meaning of NI 43-101.
Health Safety and Environment
          The Company places a great emphasis on providing a safe and secure working environment for all of its employees and protecting the environment. During the year ended December 31, 2008, there were no lost time accidents or significant environmental incidents at any of the Company’s operations.
SUMMARY OF QUARTERLY RESULTS
          The following information is derived from the Company’s quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	Dec 2008	Sept 2008	June 2008	Mar 2008
Income (loss) before discontinued operations	$(19,039,274)	$(5,086,188)	$(1,360,015)	$(6,223,413)
Basic earnings (loss) per share before discontinued operations	$(0.23)	$(0.06)	$(0.02)	$(0.07)

	Dec 2008	Sept 2008	June 2008	Mar 2008
Diluted earnings (loss) per share before discontinued operations	$(0.23)	$(0.06)	$(0.02)	$(0.07)
Net earnings (loss) for the period	$(19,039,274)	$(5,086,188)	$(1,360,015)	$(6,223,413)
Basic earnings (loss) per share for the period	$(0.23)	$(0.06)	$(0.02)	$(0.07)
Diluted earnings (loss) per share for the period	$(0.23)	$(0.06)	$(0.02)	$(0.07)

	Dec 2007	Sept 2007	June 2007	Mar 2007
Income (loss) before discontinued operations	$34,873,816	$(3,868,201)	$(9,488,197)	$(1,142,677)
Basic earnings (loss) per share before discontinued operations	$0.51	$(0.06)	$(0.14)	$(0.02)
Diluted earnings (loss) per share before discontinued operations	$0.50	$(0.06)	$(0.14)	$(0.02)
Net earnings (loss) for the period	$34,873,816	$(3,868,201)	$(9,488,197)	$(1,142,677)
Basic earnings (loss) per share for the period	$0.51	$(0.06)	$(0.14)	$(0.02)
Diluted earnings (loss) per share for the period	$0.50	$(0.06)	$(0.14)	$(0.02)
          For the three months ended December 31, 2008, the Company wrote-off exploration expenditures totaling $8,738,473, primarily relating to its Wernecke Properties in the Yukon, Canada and recorded a stock-based compensation expense (non-cash expense) of $601,496. The Company also recognized a foreign exchange loss on the strengthening of the US dollar during the quarter of $9,267,785, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $2,656,001.
          For the three months ended September 30, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $705,153. The Company also recognized a foreign exchange loss of $1,545,538, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $530,546 and wrote-off exploration expenditures totaling $1,556,087, primarily relating to its Antelope Creek property.
          For the three months ended June 30, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $618,193. The Company also recognized a foreign exchange gain of $719,008, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a future income tax recovery of $627,658.
          For the three months ended March 31, 2008, the Company recorded a stock-based compensation expense (non-cash expense) of $4,063,294. The Company also recognized a foreign exchange loss of $1,621,421, which arose mainly on the revaluation of its future income tax liability. The Company also recorded a gain on sale of its investment in LAT of $1,768,235
          For the three months ended December 31, 2007, the Company recorded a dilution gain of $42,248,674 on the reduction of its ownership in Aurora from 46.77% to 42.31% as a result of a bought deal financing by Aurora which raised gross proceeds of $111,672,600. The Company also realized its share of Aurora’s net loss for the period of $520,427.
          For the three months ended September 30, 2007, the Company recorded stock-based compensation of $1,137,562. The Company also recognized its share of Aurora’s operating loss amounting to $644,478 offset by a dilution gain of $16,017. Also the Company recognized a loss in the change in fair value of its financial instruments of $989,634 due to the depreciation of the market price of LAT.
          For the three months ended June 30, 2007, the Company recorded stock-based compensation expense of $6,749,642, which reflected the shareholder approval of the Company’s new stock option plan and approval of prior period stock option grants. The Company also recognized its share of Aurora’s operating loss amounting to $1,293,576 offset by a dilution gain of $275,521. Also the Company wrote-off all deferred exploration costs related to its Mexican properties, which amounted to $1,788,851.
          For the three months ended March 31, 2007, the Company recognized its share of Aurora’s operating loss amounting to $1,391,989 offset partly by a dilution gain of $498,787. The Company also recorded a mark-to-market gain on its derivative financial instruments of $653,421, which was also partly offset by a loss on sale of marketable securities of $366,143. The mark-to-market gain and the loss on marketable securities arose as a result of a new accounting policy adopted by the Company in January 2007 with prospective treatment.
LIQUIDITY
          The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

          The Company had the following contractual obligations as at December 31, 2008:

	Payments Due by Period
		Less
Contractual		than 1			After 5
obligations	Total	year	1-3 years	4-5 years	years
Operating leases	$2,294,612	$838,557	$1,044,503	$411,552	—
Property leases(1)	$2,376,035	$238,541	$511,364	$364,386	$1,261,744
Other Long Term	$1,425,527	$357,094	—	—	$1,068,433
Obligations(2)

(1)	the majority of these payments are optional. Should the Company wish to give up the claim or lease, the payment is not required.

(2)	other long term obligations relate to the long term asset retirement obligation outlined on the Company’s balance sheet.
          The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment. The Company also has obligations on its mineral property interests that should the Company wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should the Company choose to no longer invest funds exploring the property.
          At December 31, 2008, the Company had cash and short-term deposits on its balance sheet of $81,035,276 and working capital of $78,420,274 as compared to cash of $99,039,334 and working capital of $96,903,057 at December 31, 2007. The change in cash and working capital of $18,004,058 and $18,482,783, respectively, is primarily due to the sale of the Company’s investment in LAT for which the Company received proceeds of $5,295,450, offset by cash exploration expenditures of $17,077,206, the placement of additional reclamation bonds of $1,378,115, and cash used in operations of $6,002,568. At March 26, 2009, the Company has cash and cash equivalents of approximately $75,000,000on its balance sheet, excluding its 92.1% of Aurora’s cash balance. The Company’s working capital requirements for 2009 are approximately $20,000,000 (excluding Aurora). In addition, with the acquisition of a controlling interest in Aurora subsequent to year-end, and plans to effectively obtain a 100% interest in Aurora by the end of April 2009, the Company will have access to Aurora’s cash balance which was $99,720,807 as reported on the Aurora balance sheet as at December 31, 2008. The Company does not have any immediate plans for the use of Aurora’s cash balance; however, it continues to look at a number of potential investment opportunities including properties or companies for acquisition. Aurora has a planned expenditure of $11,234,000 for 2009.
          The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2009 and beyond and should provide the Company sufficient resources to actively pursue acquisitions for its exploration and development property portfolio without the need to raise capital in the mid to near term. Therefore, the Company does not believe that at this time, the current global economic conditions have any significant effect on the Company’s ability to finance its own projects and in some cases, it may be a positive development for the Company, as the Company’s cash holdings may allow it to respond quickly to opportunities that may be presented. The Company continues to look at other properties for acquisition and believes that valuations have now receded to a point where project economics and the cost of entry are becoming more attractive. There may be viable projects available for acquisition because of financial hardships the underlying property owners may have.

          On a longer term outlook, should the global economic conditions persist, it may limit the Company’s ability to develop and/or further explore its properties. See “Risks and Uncertainties – Current Global Financial Conditions”.
ENVIRONMENTAL MATTERS
          The Company is subject to federal, provincial, territorial and state, and local environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its properties, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. The Company records the fair value of reclamation and property closure costs, as determined by an independent consultant, in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset’s life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.
          At December 31, 2008, the Company has recorded a liability totaling $1,425,527, primarily for its reclamation obligation, primarily with respect to the Northumberland deposit. Reclamation of disturbance from prior mining activity, primarily related to re-claiming historic leach pads at Northumberland, is anticipated to be carried out in 2008 and 2009. The Company has posted reclamation bonds of $3,175,125, primarily relating to Northumberland, in satisfaction of this estimated obligation. The Company does not believe it has any other significant reclamation liability, due to the early stage nature of its remaining exploration projects.
          The significant remaining environmental risks associated with the Company’s exploration projects relate to handling of fuel and fuel storage systems. These risks are mitigated through the use of various spill protection equipment such as berms and bladders. The Company has also developed emergency plans in the event a significant spill does occur. Many of the Company’s projects and Aurora’s CMB Uranium Property are subject to periodic monitoring by government agencies with respect to its environmental protection plans and practices which in many circumstances must be spelled out when applying for exploration permits.
          The Bureau of Mining Regulation and Reclamation (“BMRR”), in cooperation with other state, federal and local agencies, regulate mining activities in Nevada under regulations adopted in 1989. The Nevada Administrative Code (“NAC”) 445A.350-NAC 445A.447 and NAC 519A.010 — NAC 519A.415 were developed to implement the requirements of the Nevada Revised Statutes (“NRS”) 445A.300-NRS 445A.730 and (NRS) 519A.010 — NRS 519A.290. BMRR is composed of three distinct technical branches; regulation, closure and reclamation. It is the mission of BMRR to ensure that Nevada’s waters are not degraded by mining operations and that the lands disturbed by mining operations are reclaimed to safe and stable conditions to ensure a productive post-mining land use. These laws and regulations are the primary pieces of legislation governing the Company’s activities which have resulted in the Company recognizing its reclamation obligation.
          The Regulation Branch of the BMRR has responsibility for protecting waters of the State under the water pollution control regulations. The branch consists of the permitting and inspection sections. The permitting section issues Water Pollution Control Permits to ensure that the qualities of Nevada’s water resources are not impacted by mining activity. The inspection section conducts regular inspections during the life of a mining facility to confirm that operations are in compliance with permit requirements.

          The Closure Branch of the BMRR also has the responsibility of protecting waters of the state under the water pollution control regulations. This branch works with facilities at the cessation of operations to ensure that all components are left chemically stable for the long term. The closure branch issues water pollution control permits and conducts inspections to ensure that the mine site, in the closure and post-closure period, will not degrade waters of the State.
          The Reclamation Branch of the BMRR regulates exploration and mining operations in Nevada on both private and public lands. The branch issues permits to exploration and mining operations to reclaim the disturbance created to a safe and stable condition to ensure a productive post-mining land use. An operator must obtain a reclamation permit prior to construction of any exploration, mining or milling activity that proposes to create disturbance over 5 acres or remove in excess of 36,500 tons of material from the earth. In addition to obtaining a reclamation permit, an operator must file a surety bond with the Division or federal land manager to ensure that reclamation will be completed, should an operator default on the project.
          In summary, BMRR works with industry and the public to ensure that mining operations in the state, from initial design through reclamation, do not negatively impact the environment and that the land will be returned to a productive post-mining use.
          The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company’s assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation. To reduce the uncertainty of the amount of the liability, the Company contracted SRK Consulting to review and analyze the disturbance at each property in Nevada and estimate the cost of reclamation for each site using current dollars. This was then inflation adjusted and discounted to December 31, 2008, to arrive at the liability amount.
CAPITAL RESOURCES
          The Company at December 31, 2008, has 5,763,500 stock options outstanding which could potentially bring an additional $41,398,292 to the Company’s treasury upon exercise. At December 31, 2008, a total of 1,546,000 options with a weighted average exercise price of $1.54 were actually in the money. The Company has no outstanding debt facility upon which to draw.
          The Company has no minimum exploration expenditures on any of its properties other than possible state, federal or provincial requirements to keep claims in good standing.
OFF-BALANCE SHEET ARRANGEMENTS
          The Company has approximately US$3,072,038 in standby Letters of Credit with a US bank for the completion of reclamation on its mineral properties in the USA.  These standby letters of credit are backed, in the most part by Certificates of Deposits.
          The Company has no other off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
          For the year ended December 31, 2008, the Company paid or accrued $nil (2007 – $2,925) in legal fees and expenses to a law firm of which a Lyle Hepburn, a director is a partner.

          For the year ended December 31, 2008, the Company invoiced Aurora $1,003,009 (2007 - $807,070) for its share of office costs, employee wages and benefits. At December 31, 2008, the Company had a receivable due from Aurora of $166,610 (2007 — $107,865) relating to these expenditures.
          In May 2008, as a result of Aurora re-locating its head office, the Company and Aurora amended their cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days notice by either party.
FOURTH QUARTER
          In the fourth quarter, the Company announced its intention to launch the Aurora Offer. See further information below under “Subsequent Events”
PROPOSED TRANSACTIONS
          As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company, other than the Aurora transaction as discussed above.
DISCLOSURE CONTROLS AND PROCEDURES
          Disclosure Controls and Procedures
          At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.
          Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company’s disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and its subsidiaries to disclose material information otherwise required to be set forth in the Company’s periodic reports. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
          Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including reconciliation to U.S. GAAP.
          Management has used the Internal Control — Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
          Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In 2007, the internal controls of NewWest were not included in management’s testing since the acquisition of NewWest was only completed in September 2007. In 2008, these controls of NewWest were evaluated as part of management’s assessment of the effectiveness of controls. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. As a result, management concluded that the Company’s internal control over financial reporting were effective as at that date.
          The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. The report can be found in the “Independent Auditor’s Report” included in the Company’s financial statements for the years ended December 31, 2008 and 2007 and is incorporated herein by reference.
LIMITATIONS OF CONTROLS AND PROCEDURES
          The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.
OTHER SUBSEQUENT EVENTS
          On January 23, 2009, the Company formally filed with the securities regulators in Canada and the United States a formal offer to acquire all of the outstanding Common shares of Aurora which it did not already own. On March 2, 2009, the Offer expired and the Company agreed to take up 36,526,336 Aurora Common Shares tendered under the Offer. As a result, Fronteer currently owns 67,473,672 Common Shares of Aurora, representing approximately 92.1% of the issued and outstanding common shares. Fronteer expects to complete, on or about April 21, 2009, a second step transaction, which should give the Company ownership of 100% of Aurora.
          Subsequent to year-end, the Company granted an additional 2,360,000 stock options to employees and directors at a weighted-average exercise price of $3.09 also 41,000 stock options were exercised for total proceeds of $44,200 to the Company.
          In March 2009, the Company terminated its lease on the Granite Property, in Nevada, USA, and finalized a land lease and water use agreement on a five acre parcel of land and underlying water rights, to provide a staging area for the Company’s exploration activities at Long Canyon. The lease is for three years with the Company having the option to extend it for an additional two years and calls for payments of US$50,000 on signing, US$50,000 in 2010, US$60,000 in 2011 and US$70,000 in 2012 and thereafter. The payment for 2010 will be increased by the greater of 5% or the amount of the current consumer price index.
CRITICAL ACCOUNTING ESTIMATES
          The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.
          Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management’s best judgment. Factors that could affect these estimates include, but are not limited to, risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy, changes in foreign exchange rates and changes in mineral prices.
          Management has assessed the carrying value of its assets in light of the current global economic situation, and other than write-downs to certain mineral property interests, does not believe the remaining assets have suffered any impairment. The price of gold remains strong and the Company believes that the price of uranium, a very illiquid market, should improve with time as global demand for energy continues. Management assesses the exploration results of its exploration projects and determines whether results to date warrant further exploration. If results do not indicate potential for a property, the deferred exploration costs are written off.
          The Company believes it has made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation are estimated and have been accrued as a liability in the financial statements.
          Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.
          The Company is not currently, and has not at any time during its most recently completed financial year, been a party to, nor has any of its property been the subject of, any material legal proceedings or regulatory actions. Except as described below, the Company is not aware of any such proceedings or actions threatened or known to be contemplated.
LEGAL MATTERS
          On January 29, 2009, the Company received a letter from New York counsel to NWG Investments Inc. (“NWG”), demanding the rescission of the share exchange transaction between the Company and NewWest, which was concluded in September 2007. The letter alleges that the Company fraudulently induced NWG to transfer its NewWest shares through misrepresentations and omissions of material fact regarding the ability of Aurora to commence uranium mining operations in Labrador, Canada. In April 2008, the Nunatsiavut government imposed a three-year moratorium on mining of uranium on its lands in Labrador. NWG alleges that Fronteer knew about the moratorium prior to the conclusion of the NewWest share exchange in September 2007 and did not disclose this information to NWG. The letter also advises Fronteer that NWG is exploring an oppression claim against Fronteer and other unidentified persons in Ontario. As of March 26, 2009, no claim has been filed with any court. The Company’s counsel have performed a detailed review of the Company’s communications and disclosure of this matter and as a result, the Company believes that the threatened claim has no merit and plans to vigorously defend itself should any claim be filed. No amounts have been accrued for any potential loss under this complaint.
          In December 2007, the Company received a letter from Siskinds LLP, a law firm in Ontario, Canada, alleging that certain stock options granted by Fronteer were implicitly in the money at the time of grant. The Board immediately struck an independent committee (“Special Option Committee”) to review the Company’s stock option granting practices and past option grants. The Special Option Committee hired independent counsel to assist with the review. Based on the investigation conducted by and the advice of independent counsel, the Special Option Committee concluded, among other things, that it did not believe that Fronteer had looked back for dates that would give a grantee a better price than was available on the date of grant. The Company has complied with all of its reporting obligations in respect of this matter. The Special Committee’s independent counsel discussed the review with the TSX and has been advised that the TSX has closed it’s file on this matter. In addition, the Special Option Committee has been advised by it’s independent counsel that the administration of it’s stock option policy complies with it’s stock option plan, with TSX requirements and with current best practice standards. On the recommendation of the Special Option Committee, the Board has adopted a stock option policy that sets out the basis on which options are granted.
          The Company believes that this threatened claim has no merit and plans to vigorously defend itself and its directors should any claim be filed. No amounts have been accrued for any potential loss under this complaint.
FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT
          The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:
          Credit Risk
          The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash and equivalents and reclamation bonds with Canadian Chartered Banks. The Company does not have financial assets that are invested in asset based commercial paper.
          Liquidity Risk
          The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources should be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s cash and equivalents are invested in business accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments.
          Market Risk
          The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:
          Foreign Exchange Risk
          The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.
          Financial instruments that impact the Company’s net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below:

	As at December 31, 2008
	10%	10%
	increase in USD	decrease in USD

	$	$
(Increase) decrease in net loss and comprehensive loss	(144,480)	131,346

          The exposure in Turkey on fluctuations of the Turkish Lira is considered minimal given lower levels of activity.

          Interest Rate Risk
          The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to invest cash at fixed and floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.
          Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at December 31, 2008, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $215,520. There would be no significant effect on other comprehensive income.
          Commodity Price Risk
          The value of the Company’s mineral resource properties and equity investments are related to the price of gold, silver, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.
          Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.
          Fair Value Estimation
          The carrying value of the Company’s financial assets and liabilities approximates their estimated fair value.
          The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.
          The Company’s financial liabilities are not exposed to interest rate risk.
          The Company is also subject to market risk on its long term investments. These investments are marked to market periodically when warranted. The change in value of these investments, which if classified as held for trading have gains or losses charged to net income in the period.
CHANGES IN ACCOUNTING POLICIES
          Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.
a) Capital Disclosures (Section 1535)
This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.
b) Financial Instruments — Disclosure (Section 3862) and Presentation (Section 3863)
          These standards replace CICA 3861, Financial Instruments — Disclosure and Presentation. It increases the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.
NEW ACCOUNTING PRONOUNCEMENTS
     Goodwill and Intangible Assets
          In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the new standard does not have a material impact on the Company’s consolidated financial statements.
Future Accounting Changes
     Convergence with International Financial Reporting Standards
          In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.
          While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. The Company commenced its IFRS conversion project in late 2007. The project consists of four phases: raise awareness; assessment; design; and implementation. With the assistance of an external expert advisor, the Company has completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to the Company. The Company plans to initiate the design phase in 2009 which will involve establishing issue-specific work teams to focus on generating options and making recommendations in identified areas. The Company will also establish a communications plan, begin to develop staff training programs, and evaluate the impact of the IFRS transition on other business activities.
     Consolidated Financial Statements
          In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, which replaces the existing standard. This section establishes the standards for preparing consolidated financial statements and is effective for periods beginning on or after January 1,

2011. The Company does not expect the adoption of this standard to have a material impact on it consolidated financial standards.
     Business Combinations
          In January 2009, the CICA issued a new Canadian standard, Handbook Section 1582, Business Combinations. This section specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value and a requirement to recognize acquisition-related costs as expenses. Section 1582 applies prospectively to business combinations occurring on or after January 1, 2011.
          In December 2007, the FASB issued SFAS 141(R) — Business Combinations (“SFAS 141(R)”) and SFAS 160 — Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), which are both effective for fiscal years beginning after December 15, 2008.
          SFAS 141(R), which will replace SFAS 141 — Business Combinations (“SFAS 141”), is applicable to business combinations consummated after the effective date of December 15, 2008. Under SFAS 141(R), business combinations will be accounted for under the “acquisition method”, compared to the “purchase method” required by SFAS 141. The significant changes that will result from applying the acquisition method of SFAS 141(R) include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under SFAS 141, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under SFAS 141, these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under SFAS 141, only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under SFAS 141, the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
          Under SFAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. For presentation disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, SFAS 160 will change the manner in which increases and decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under SFAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying amount. The provisions of SFAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

OUTSTANDING SHARES
          The following table outlines the common shares outstanding subsequent to the year end to March 26, 2009:

Number of
common shares
Balance, December 31, 2008	83,551,050
Shares issued on exercise of options	41,000
Shares issued on the expiry of the Aurora Offer	30,134,229

Balance, March 26, 2009	113,726,279

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated production, costs of production, reserve and resource determination. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in the Company’s annual information form for the year ended December 31, 2008 incorporated by reference into the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in the Company.
RISKS AND UNCERTAINTIES
          An investment in securities of the Corporation involves a significant degree of risk and should be considered speculative due to the nature of the Corporation’s business and the present stage of its development. In addition to the other information set forth elsewhere in this MDA, the following risk factors should be carefully reviewed by prospective investors. These risks may not be the only risks faced by Fronteer. Risks and uncertainties not presently known by Fronteer or which are presenting considered immaterial may also adversely affect Fronteer’s business, properties, results of operations and/or condition (financial or otherwise). All references to “Fronteer” or the “Company” in this section entitled “Risk Factors” include Fronteer and its subsidiaries and joint ventures, except where the context otherwise requires. Additional risks specific to Aurora are discussed in or referred to in the documents filed by Aurora with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.
Exploration, Development and Operating Risks
          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of the minerals and proximity to infrastructure; mineral prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Company’s operations.
          Mining operations generally involve a high degree of risk. The operations of the Company are subject to all the hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.
          There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metals and other minerals will result in discoveries of Mineral Resources, Mineral Reserves or any other mineral occurrences.
Current Global Financial Conditions
          Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the value and the price of the Company’s common shares and other securities could continue to be adversely affected.
Reliability of Resource Estimates
          There is no certainty that any of the Mineral Resources identified on any of the

Company’s properties to date will be realized. Until a deposit is actually mined and processed the quantity of Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Resources may vary depending on, among other things, precious metal prices. Any material change in quantity of Mineral Resources, grade or stripping ratio may affect the economic viability of any project undertaken by the Company. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.
          Fluctuations in gold, uranium and other precious or base metal prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Resources could have a material adverse effect on the Company’s results of operations and financial condition.
No History of Mineral Production
          The Company has never had any interest in mineral producing properties. There is no assurance that commercial quantities of minerals will be discovered at any of the properties of the Company or any future properties, nor is there any assurance that the exploration programs of the Company thereon will yield any positive results. Even if commercial quantities of minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where Mineral Resources can profitably be produced thereon. Factors which may limit the ability of the Company to produce Mineral Resources from its properties include, but are not limited to, the price of the Mineral Resources which are currently being explored for, availability of additional capital and financing and the nature of any mineral deposits.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
          Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. As a result, the interest of the Company in Aurora, which is engaged primarily in uranium exploration, may be materially adversely affected.
Insurance and Uninsured Risks
          The business of the Company is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.
          Although the Company may maintain insurance to protect against certain risks in such amounts as it considers being reasonable, its insurance will not cover all the potential risks associated with a mining Company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.
Environmental Risks and Hazards
          All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.
          Government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the operations of the Company. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
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
          Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.
Infrastructure
          Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

          In particular, water rights and access to water at the Long Canyon Property is important for the ongoing success of the project. The Great basin area of Nevada has many competing demands for water and access to sufficient water will need to be negotiated by the Company, often with a number of different water rights holders. There is no guarantee that the Company will secure this water access going forward on reasonable terms.
Land Title
          Title insurance generally is not available, and the ability of the Company to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Company has not conducted surveys of the claims in which it holds interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects which could have a material adverse impact on the Company’s operations. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.
Costs of Land Reclamation
          It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.
Permits and Licenses
          The Company cannot be certain that it will receive the necessary permits and licenses or on acceptable terms required to conduct further exploration and to develop its properties. The failure to obtain such permits or licenses, or delays in obtaining such permits or licenses, could increase the Company’s costs and delay its activities, and could adversely affect the business or operations of the Company.
          Government approvals, approval of aboriginal people and other members of surrounding communities and permits and licenses are currently and will in the future be required in connection with the operations of the Company or Aurora. To the extent such approvals are required and not obtained, the Company or Aurora may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
          In October 2007, the Nunatsiavut Government initiated the next steps towards formulating its policy on uranium mining on Labrador Inuit Lands, and struck a committee to further study the issue. In March 2008, Aurora reported that the Nunatsiavut Assembly passed on first reading a bill to institute a three-year moratorium on uranium mining and milling. In April 2008, the bill was considered again on second reading by the Assembly, at which time the Nunatsiavut Government approved a three year moratorium on mining of uranium, but continues to allow uranium exploration at this stage. As a result, Aurora has dramatically altered its development schedule and has scaled back operations in Labrador. Aurora continues to actively engage the local community in Labrador, and continues to assess the impact this legislation would have on its exploration and development schedule. However, any amendments to this legislation or an extension to the moratorium could have a material adverse effect on Aurora and its operations and, therefore, on the business and operations of Fronteer.
          The Company and its partner TCAM have also experienced permitting delays on the Kirazlí and Halilağa Properties in Turkey. Fronteer understands that TCAM currently anticipates that permits could be issued by the applicable regulators later in April 2009, following the upcoming elections in Turkey, however, there can be no guarantee that such permits will be issued or be granted on the required terms. If the required permits in respect of the Kirazlí and Halilağa Properites are not granted, Fronteer will be unable to undertake drilling at the main Kestane zone at Halilağa or on the Kirazlí Property.

Competition
          The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Company could be materially adversely affected.
Hedging
          The Company does not have a hedging policy and has no current intention of adopting such a policy. Accordingly, the Company has no protections from declines in mineral prices.
Additional Capital
          The development and exploration of the Company’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all such properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, any future financing may be dilutive to existing shareholders of the Company.
Fluctuations in Metal Prices
          There can be no assurance that metal prices received, if any, will be such that any property of the Company can be mined at a profit. The price of the Common Shares, and the financial results and exploration, development and mining activities of the Company may in the future be significantly and adversely affected by declines in the price of uranium, iron oxide, copper, gold and other minerals and base metals. The price of uranium, iron oxide, copper, gold and other minerals and base metals fluctuates widely and is affected by numerous factors beyond the control of the Company such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions and production costs of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. With respect to uranium, such factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources, uranium production levels and costs of production. Future serious price declines in the market value of uranium, iron oxide, copper, gold and other minerals and base metals could cause development of and commercial production from the Company’s or Aurora’s properties to be impracticable. Depending on the price of uranium, iron oxide, copper, gold and other minerals and base metals, cash flow from mining operations may not be sufficient and the Company or Aurora could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties, if any, is dependent upon the prices of uranium, iron oxide, copper, gold and other minerals and base metals being adequate to make these properties economic.
          In addition to adversely affecting any reserve estimates of the Company and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Exchange Rate Fluctuations
          Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Precious metals and other minerals are generally sold in U.S. dollars and the costs of the Company are incurred in Canadian dollars, Mexican Pesos and Turkish Lira. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of exploration and production in U.S. dollar terms, which could materially and adversely affect the Company’s profitability, results of operations and financial condition.
          In addition, the Company has a significant US dollar denominated future income tax liability that, when translated to Canadian dollars, can result in significant swings to the foreign exchange gain or loss on the Company’s Statement of Operations. This future income tax liability, primarily relates to the difference between the accounting and tax values of the assets acquired on the acquisition of NewWest. The Company does not have any immediate plans to reduce this liability and as a result the swings in foreign exchange gain or loss may continue.
          The size of the future income tax liability is also affected by the recognition of future income tax assets, primarily relating to loss carryforwards. There is uncertainty whether the losses will expire, unused, which may affect the amount of the future income tax liability realized.
Interest rate fluctuations
          Interest rate fluctuations may affect the return realized by the Company on its invested cash balances. The Company invests some of its cash in investments that earn a fluctuating rate of return. In a period of declining interest rates, the Company may not realize a significant return on these cash balances.
Government Regulation
          The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters. Although the exploration and development activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Company.
Dividend Policy
          No dividends on the Common Shares of the Company have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
          Sales of a large number of Common Shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of such Common Shares and could impair the ability of the Company to raise capital through future sales of such Common Shares. The Company has previously issued Common Shares at an effective price per share which is lower than the current market price of its Common Shares. Accordingly, a significant number of shareholders of the Company have an investment profit in such Common Shares that they may seek to liquidate.
Key Executives
          The Company is dependent upon the services of key executives, including the directors of the Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or the inability of the Company to attract and retain additional highly-skilled employees may adversely affect its business and future operations.
Conflicts of Interest
Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. The Company has also adopted a formal code of ethics to govern the activities of its directors, officers and employees.
Passive Foreign Investment Company (“PFIC”)
          The Company determined that it was a PFIC in its 2007 and 2006 tax years. It is in the process of determining whether it meets the definition of PFIC, within the meaning of Sections 1291 through 1298 of the U.S. Internal Revenue Code for the 2008 tax year. The Company may or may not be a PFIC in the future, depending on changes in its assets and business operations. A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules, which may have adverse tax consequences to such shareholder and such shareholder may elect to be taxed under two alternative tax regimes. A U.S. shareholder should consult their own U.S. tax advisor with respect to an investment in the Company’s shares and to ascertain which of the alternative tax regimes, if any, might be beneficial to the U.S. shareholder’s own facts and circumstances.
Foreign Private Issuer Status
          In order to maintain the Company’s current status as a “foreign private issuer,” as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, for U.S. securities law purposes, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.
          The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the American Stock Exchange corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing. Due to a change in the timing for testing of FPI status, the Company is next required to assess its status as a FPI in June 2009.
Investment Company Act Status
          If over time the Company’s Turkish interests comprise a more significant part of the value of the Company in the future, the Company could become subject to regulation as an “investment company” under the United States Investment Company Act of 1940, as amended (“Investment Company Act”) in the future. If the Company becomes subject to regulation under the Investment Company Act and an exemption from such regulation is not available, the consequences to the Company and its operations could be material and adverse. In addition, the costs associated with the Company avoiding any such regulation under the Investment Company Act could be significant and result in a material change in the operations of the Company.
Comprehensive Environmental Response, Compensation and Liability Act
          The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) in the United States imposes strict, joint, and several liability on parties associated with releases or threats of releases of hazardous substances. Liable parties include, among others, the current owners and operators of facilities at which hazardous substances were disposed or released into the environment and past owners and operators of properties who owned such properties at the time of such disposal or release. This liability could include response costs for removing or remediating the release and damages to natural resources. Since early 1999, the United States Forest service (“USFS”), has been conducting a CERCLA remediation action at the Company’s Zaca Property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative (“IAMLWCI”) program. The focus of the cleanup efforts was on relatively low-volume acid mine drainage from historic mine tunnels, a portion of which are on patented lands owned by one of the Safra Companies, and tailings on land at the Zaca Property, all of which pre-dated the Company’s acquisition of a leasehold interest in the Zaca Property. The cleanup efforts were being administered by the USFS. Since the acquisition of NewWest, the USFS has not sought contribution from the Company, WSMC or any of the Safra Companies for the cleanup. However, the Company cannot rule out the possibility that the Company, WSMC or any of the Safra Companies or any of their respective successors may be claimed to be liable to contribute to the USFS’s remediation or other CERCLA response costs at some time in the future. Any liability could adversely affect the Company’s financial condition and results of operations.

Political Stability and Government Regulation Risks
          Some of the operations of the Company are currently conducted in Turkey and, as such, the operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; and changing political conditions and governmental regulations that may result in changing environmental legislation.
          Changes, if any, in mining or investment policies or shifts in political attitudes in Turkey may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on operations, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
          In addition, Aurora operates in Labrador, Canada, a jurisdiction with a government that in April 2008 imposed a three year moratorium on uranium mining.
          Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
          The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations or profitability of the Company.
Enforcement of Civil Liabilities
          The Company is a corporation existing under the laws of Ontario, Canada. Some of the Company’s assets are located outside the United States and many of its directors and officers are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company and its directors and officers, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and its directors and officers under United States federal securities laws.
Litigation
          Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Fronteer is currently subject to threatened litigation and may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. If Fronteer is unable to resolve these disputes favourably, it could have a material adverse effect on our financial position, results of operations or the Corporation’s property development. See “Legal Matters” below for further details.
Price and Volatility of Public Stock
          The market price of securities of Fronteer has experienced wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Fronteer. It may be anticipated that any market for Fronteer Common Shares will be subject to market trends generally and the value of Fronteer Common Shares on the TSX or the NYSE Amex may be affected by such volatility.
CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
          Readers should refer to the annual information form of the Company for the year ended December 31, 2008 and other continuous disclosure documents filed by the Company since

January 1, 2009 available on SEDAR at www.sedar.com, for further information on reserves and resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.
          Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
OUTLOOK
          Fronteer has remained committed to steadily building value for shareholders through ongoing discovery success and asset growth. The Company believes the year ahead may be transformational. Fronteer recognizes there are opportunities to accelerate its business plan through the acquisition of a producing or near-term-producing asset. An acquisition of this type would complete its project pipeline and increase market valuation. The pending close of the acquisition of Aurora Energy Resources will significantly strengthen the Company’s balance sheet and provide the means to help transform Fronteer from exploration company to potential gold producer, either through a transaction or advancing its own projects.

“Mark O’Dea”	“Sean Tetzlaff”

Mark O’Dea	Sean Tetzlaff
President and Chief Executive Officer	Chief Financial Officer and
Corporate Secretary

March 26, 2009

CONTRACTUAL OBLIGATIONS OF THE COMPANY
The following table presents, as at December 31, 2008, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below. (expressed in Canadian dollars):

		Payments due by period
Contractual		Less than	1-3	3-5	More than
obligations	Total	1year	years	years	5 years
Long-term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$2,294,612	$838,557	$1,330,166	$125,889	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Property option / lease obligations (1)	$2,177,330	$177,401	$564,083	$174,102	$1,261,744
Other Long term Obligations	$1,425,527	$357,094	$1,068,433	Nil	Nil
Total contractual obligations	$5,897,469	$1,373,052	$2,962,682	$299,991	$1,261,744

(1)	Amounts relate to payments required under various mineral leases. The payments are optional to the Company. If the Company decides to abandon a lease before a payment is required , the payments for the lease would not be payable.