Form 40-F
period 2009-12-31
FRONTEER DEVELOPMENT GROUP INC
filed 2010-03-29
CIK 1271129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number 001-32557

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

At December 31, 2009, the Registrant had outstanding 119,709,086 Common Shares (no par value).

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
YES [X]    NO [   ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, every interactive data file required to be submitted or posted pursuant to Rule 405 of Regulation
S-T during the preceeding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
YES [   ]    NO [   ]

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

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciles such statements to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the Bank of Canada nominal noon exchange rate, was U.S.$1.00 = CDN$1.0466.

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

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves or resources, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “estimates” or “intends,” or the negative or other variations of these words or other comparable words or phrases or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks and uncertainties relating to the exploration, and development of gold, copper and uranium mines;
  development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in operations, which may or may not be insured;
  uncertainties in the estimation of ore mineral reserves and resources;
  need for additional reserves and additional capital to fund the processing, development and exploration of certain mining operations;
  commodity prices, commodity hedging and exchange rate fluctuations;
  risks related to environmental regulation and liability;
  risks related to permitting and licensing requirements and government regulation;
  risks associated with the Corporation’s lack of historical mineral production;
  risks related to competition from other energy sources and the public acceptance of nuclear energy;

  risks related to the effects of the current global financial conditions;
  risks related to insurance and uninsured risks;
  foreign political, economic and regulatory risks associated with mining and exploration;
  risks associated with inadequate infrastructure to support sustainable mining operations;
  uncertainty of title;
  costs associated with land reclamation;
  risks associated with foreign operations;
  risks associated with conducting operations through foreign subsidiaries;
  risks associated with fluctuating metal prices and its effects on the industry and sources of financing and project economics;
  risks related to fluctuations in exchange rates;
  risks associated with joint ventures entered into by the Corporation, in particular with the Corporation’s Turkish gold and gold-copper properties, the Sandman property and the Long Canyon properties;
  risks associated with labor relations and other employment matters;
  competition;
  the Corporation’s acquisition strategy and integration of new acquisitions into the Corporation’s operations;
  the volatility of the market price of the Corporation’s common shares;
  risks associated with certain legal proceedings;
  risks related to enforcement of civil liberties under United States Securities Laws;
  risks related to the possibility that the Corporation is a passive foreign investment company;
  risks related to the Corporation being a foreign private issuer risks related to the remediation action at the Zaca Project property being conducted by the United States Forest Service under the Comprehensive Environmental Response, compensation and Liability Act;
  risks related to potential conflicts of interest in certain directors and / or officers and dependence on certain key executives and employees;
  risk that the Corporations internal controls may not detect all errors;
  risks related to the Corporation’s history of non paying dividends; and
  other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect the Corporation’s forward-looking statements are described further in the Corporation’s Annual Information Form for the year ended December 31, 2009, a copy of which is filed as an exhibit hereto, under the heading “Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law, Investors are cautioned against placing undue reliance on forward-looking statements.

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

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the year ended December 31, 2009 is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2009, 2008 and 2007, including the report of the Independent Registered Chartered Accountants with respect thereto, are filed as Document 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and U.S. GAAP, see Note 18 of the Corporation’s audited consolidated financial statements.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

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

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In 2009, the internal controls of Aurora Energy Resources Inc. were not included in management’s testing since the acquisition of Aurora was only completed in April 2009, and management has made a number of changes to Aurora's staffing levels and business function during the year. Aurora's internal controls will be tested in 2010. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. As a result, management concluded that the Company’s internal control over financial reporting, other than controls related to Aurora, were effective as at that date.

The Corporation’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting as of December 31, 2009. The report can be found in the “Independent Auditor’s Report” included in the Corporation’s financial statements for the years ended December 31, 2009 and 2008 and is incorporated herein by reference.

Mark O’Dea, Chief Executive Officer
Sean Tetzlaff, Chief Financial Officer

Changes in Internal Control Over Financial Reporting

During the period covered by this report, no changes occurred in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Corporation’s Board of Directors (the “Board”), is responsible for the Corporation’s corporate governance policies and has separately designated standing Compensation, Governance and Nominating and Audit Committees. The Board has determined that all the members of the Compensation, Governance and Nominating and Audit Committees are independent, based on the criteria for independence and unrelatedness prescribed by Section 10A(m)(3) under the Exchange Act and Section 803 of the NYSE AMEX Company Guide. Additionally, only independent members of the Board participate in the nomination of individuals for election to the Board. Finally, the Board has determined that a majority of its members are independent directors under Section 803 of the NYSE AMEX Company Guide. Such independent directors are Oliver Lennox-King, George Bell, Jo Mark Zurel, Donald McInnes, Scott Hand and Lyle Hepburn.

AUDIT COMMITTEE AND FINANCIAL EXPERTS

The Board has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act, for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual financial statements. As of the date of this annual report on Form 40-F, the members of the Audit Committee are Messrs. Zurel, Bell and Hepburn.

The Board has determined that the Corporation has more than one “audit committee financial expert,” as defined in Form 40-F. The Board has determined that its audit committee financial expert, Jo Mark Zurel, is “independent” within the meaning of corporate governance standards of the NYSE Amex applicable to the Corporation.

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

No substantive amendments to the Codes were adopted during the year ended December 31, 2008. No “waiver” or “implicit waiver,” as such terms are defined in the Form 40-F, was granted relating to any provision of the Codes during the year ended December 31, 2009.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP has served as the Corporation’s auditing firm since June 8, 2004. Aggregate fees billed to the Corporation for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended December 31, 2009 and 2008 are detailed below (stated in Canadian dollars):

		Fiscal 2009		Fiscal 2008
Audit Fees		$218,710		$210,000
Audit-Related Fees		$157,200	$	Nil
Tax Fees		$13,720		$20,741
All Other Fees	$	Nil	$	Nil
Total Fees		$389,630		$231,741

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual consolidated financial statements, reviews of the Corporation’s interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements. Audit fees increased over 2008 due to the increased complexity of the Corporation and the need for the auditors to attest to Management’s assessment of the effectiveness of internal controls.

Audit-Related Fees:

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under the Audit Fees item above including review of the Aurora takeover bid circular and related documents.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services related to payroll matters in 2009 and 2008 in respect of employees who were U.S. residents or Canadian resident employees working in the U.S.

All Other Fees:

No other fees were paid.

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

Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2009, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has approximately $US3,500,000 in standby Letters of Credit for the completion of reclamation on its mineral properties in the United States. These standby letters of credit are backed for the most part by Certificates of Deposits.

The Corporation has no other off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations of the Corporation are filed as Document 4 and incorporated by reference in this annual report on Form 40-F.

NYSE AMEX CORPORATE GOVERNANCE

The Corporation’s common shares are listed on NYSE Amex. Section 110 of the Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

  Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a Corporation listed on MYSE Amex is required to state its quorum requirement in its bylaws. The Corporation’s quorum requirement as set forth in its bylaws is two persons entitled to vote at a meeting of shareholders whether present in person or represented by proxy.

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

  Shareholder Approval Requirement: The Corporation will follow TSX rules for shareholder approval of new issuances of its common shares. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i)materially affect control of the Corporation; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

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

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

1.	Annual Information Form of the Corporation for the year ended December 31, 2009.

2.	The following audited consolidated financial statements of the Corporation are exhibits to and form a part of this annual report:

Report of Independent Registered Chartered Accountants;

Consolidated Balance Sheets as of December 31, 2009 and 2008;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2009, 2008 and 2007;

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007; and

Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).

3.	Management Discussion and Analysis of Financial Conditions and Results of Operations.

4.	Contractual Obligations of the Corporation.

EXHIBIT INDEX

Exhibit	Title of Exhibit
No.

99.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on March 27, 2007, and hereby incorporated by reference herein.

99.6	Consent of Independent Auditors PricewaterhouseCoopers LLP

99.7	Consent of Christopher Lee

99.8	Consent of Peter Grieve

99.9	Consent of Michael M. Gustin

99.10	Consent of George Lanier

99.11	Consent of Steve Ristorcelli

99.12	Consent of David Griffith

99.13	Consent of Jim Ashton

99.14	Consent of Moira Smith

99.15	Consent of Mark Hertel

99.16	Consent of Margaret Podhorski Thomas

99.17	Consent of Keith Durston

99.18	Consent of Charles Edwards

99.19	Consent of Thomas Dyer

99.20	Consent of Gary Simmons

99.21	Consent of Simon Allard

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

Date: March 29, 2010