Form 40-F
period 2010-12-31
FRONTEER GOLD INC
filed 2011-03-28
CIK 1271129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number 001-32557

FRONTEER GOLD INC.
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

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual information form	[ x ] Audited annual financial statements

At December 31, 2010, the Registrant had outstanding 150,946,895 Common Shares (no par value).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
YES [   ]    NO [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
YES [ x ]    NO [   ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, every Interactive Data File required to be submitted or posted pursuant to Rule 405 of Regulation S-T during the preceeding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
YES [   ]    NO [   ]

The Science of Discovery

EXPLANATORY NOTE

Fronteer Gold Inc. (formerly Fronteer Development Group Inc.) (the “Corporation”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Corporation are accordingly under the Exchange Act exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciles such statements to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2010, based upon the Bank of Canada nominal noon exchange rate, was U.S.$1.00 = CDN$0.9946.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of applicable laws concerning the Corporation’s plans at its properties, plans related to its business and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

1.

Exploration, Development and Operating Risks: risks and uncertainties relating to the exploration, and development of gold, copper and uranium mines; development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in operations, which may or may not be insured; risks related to permitting and licensing requirements and government regulation;

2.	Reliability of Resource Estimates: uncertainties in the estimation of ore mineral reserves and resources;
3.	Environmental Risks and Hazards:
4.	No History of Mineral Production: risks associated with the Corporation’s lack of historical mineral production;
5.	Current Global financial Conditions: risks related to the effects of the current global financial conditions;
6.	Trends: risks associated with fluctuating metal prices and its effects on the industry and sources of financing and project economics;

7.	Insurance and Uninsured Risks: risks related to insurance and uninsured risks;
8.	Infrastructure: risks associated with inadequate infrastructure to support sustainable mining operations;
9.	Land Title: uncertainty of title;
10.	Costs of Land Reclamation: costs associated with land reclamation;
11.	Competition: risks related to competition from other energy sources and the public acceptance of nuclear energy;
12.

Subsidiaries and Joint Ventures: risks associated with joint ventures entered into by the Corporation, in particular with the Corporation’s Turkish gold and gold-copper properties, the Sandman property and the Long Canyon properties;

13.	Hedging: commodity hedging
14.	Additional Capital: need for additional reserves and additional capital to fund the processing, development and exploration of certain mining operations;
15.	Acquisitions and Integration: the Corporation’s acquisition strategy and integration of new acquisitions into the Corporation’s operations;
16.	Fluctuations in Metal Prices: commodity prices,
17.	Exchange Rate Fluctuations: exchange rate fluctuations;
18.	Future Sales of common Shares by Existing Shareholders
19.	Litigation: risks associated with certain legal proceedings
20.	Passive Foreign Investment Company (“PFIC”): risks related to the possibility that the Corporation is a passive foreign investment company;
21.	Foreign Private Issuer Status: risks related to the Corporation being a foreign private issuer
22.	Key Executives and Employees: risks associated with labor relations and other employment matters;
23.	Comprehensive Environmental Response, Compensation and Liability Act: risks related to environmental regulation and liability;
24.

Political Stability and Government Regulation Risks: foreign political, economic and regulatory risks associated with mining and exploration; risks associated with foreign operations; risks associated with conducting operations through foreign subsidiaries;

25.	Price and Volatility of Public Stock: the volatility of the market price of the Corporation’s common shares;
26.	Enforcement of Civil Liabilities; risks related to enforcement of civil liberties under United States securities laws;
27.	Internal Controls: risk that the Corporations internal controls may not detect all errors;
28.	Conflicts of Interest: risks related to potential conflicts of interest in certain directors and / or officers and dependence on certain key executives and employees;
29.	Dividend Policy: risks related to the Corporation’s history of non paying dividends;
30.

risks related to the remediation action at the Zaca Project property being conducted by the United States Forest Service under the Comprehensive Environmental Response, compensation and Liability Act; and

31.	other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect the Corporation’s forward-looking statements are described further in the Corporation’s Annual Information Form for the year ended December 31, 2010, a copy of which is filed as an exhibit hereto, under the heading “Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law, Investors are cautioned against placing undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Corporation prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian GAAP, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 20 of the audited consolidated financial statements of the Corporation.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “Commission”) Industry Guide 7 under the Securities Act. Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Corporation’s Annual Information Form for the year ended December 31, 2010 is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Corporation for the years ended December 31, 2010, 2009 and 2008, including the report of the Independent Registered Chartered Accountants with respect thereto, are filed as Document 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and U.S. GAAP, see Note 20 of the Corporation’s audited consolidated financial statements.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that the Corporation files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including the Corporation's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

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

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In 2010, the internal controls of AuEx Ventures Inc. ("AuEx") were not included in management’s testing since the acquisition of AuEx was only completed in November 2010. AuEx's internal controls will be tested in 2011. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. As a result, management concluded that the Company’s internal control over financial reporting, other than controls related to AuEx, was effective as at that date.

The Corporation’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting as of December 31, 2010. The report can be found in the “Independent Auditor’s Report” included in the Corporation’s financial statements for the years ended December 31, 2010, 2009 and 2008 and is incorporated herein by reference.

Mark O’Dea, Chief Executive Officer Sean Tetzlaff, Chief Financial Officer

Changes in Internal Control Over Financial Reporting

During the period covered by this report, no changes occurred in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Corporation sent during the year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Corporation’s Board of Directors (the “Board”), is responsible for the Corporation’s corporate governance policies and has separately designated standing Compensation, Governance and Nominating and Audit Committees. The Board has determined that all the members of the Compensation, Governance and Nominating and Audit Committees are independent, based on the criteria for independence and unrelatedness prescribed by Section 10A(m)(3) under the Exchange Act and Section 803 of the NYSE Amex Company Guide. Additionally, only independent members of the Board participate in the nomination of individuals for election to the Board. Finally, the Board has determined that a majority of its members are independent directors under Section 803 of the NYSE Amex Company Guide. Such independent directors are Oliver Lennox-King, George Bell, Jo Mark Zurel, Donald McInnes, Scott Hand, Lyle Hepburn and Ronald Parratt.

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

CODE OF ETHICS

The Corporation has adopted written codes of ethics for its directors and employees and entitled “Directors’ Code of Ethics,” “Code of Business Conduct and Ethics” and “Code of Ethics for Senior Financial Officers” (collectively, the “Codes”). The Codes include, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, that are required by the Commission for a code of ethics applicable to such officers. Copies of the Codes are posted on the Corporation’s website at www.fronteergold.com under Investor Centre / Corporate Governance.

No substantive amendments to the Codes were adopted during the year ended December 31, 2010. No “waiver” or “implicit waiver,” as such terms are defined in the Form 40-F, was granted relating to any provision of the Codes during the year ended December 31, 2010.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP has served as the Corporation’s auditing firm since June 8, 2004. Aggregate fees billed to the Corporation for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended December 31, 2010 and 2009 are detailed below (stated in Canadian dollars):

		Fiscal 2010		Fiscal 2009
Audit Fees		$328,975		$218,710
Audit-Related Fees		$35,000		$157,200
Tax Fees		$33,090		$13,720
All Other Fees	$	Nil	$	Nil
Total Fees		$397,065		$389,630

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements, reviews of the Corporation's interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements. The amounts also include fees related to reviewing or auditing the Corporation's financial statements as converted to International Financial Reporting Standards (the "IFRS"). Audit fees increased over 2009 due to the increased complexity of the Corporation and the need for auditors to review the Corporation's progress towards conversion to IFRS.

Audit-Related Fees:

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported under the Audit Fees item above, including review of the AuEx information circular and Aurora Energy Resources Inc. takeover bid circular and related documents.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services related to payroll matters in respect of employees who are U.S. residents or Canadian residents working in the U.S. and calculations used in determining the Corporation's possible status as a passive foreign investment corporation..

All Other Fees:

There were no other fees paid.

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

Of the total aggregate fees paid by the Corporation to its accountants during the fiscal year ended December 31, 2010, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has approximately $US? in standby Letters of Credit for the completion of reclamation on its mineral properties in the United States. These standby letters of credit are backed for the most part by Certificates of Deposits.

The Corporation has no other off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations of the Corporation are filed as Document 4 and incorporated by reference in this annual report on Form 40-F.

NYSE AMEX CORPORATE GOVERNANCE

The Corporation’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by its home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

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

  Shareholder Approval Requirement: The Corporation follows TSX rules for shareholder approval of new issuances of its common shares. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Corporation; or (ii) provide consideration to insiders in the aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

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

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT ON FORM 40-F

1.	Annual Information Form of the Corporation for the year ended December 31, 2010.

2.	The following audited consolidated financial statements of the Corporation are exhibits to and form a part of this annual report on Form 40-F:

Report of Independent Registered Chartered Accountants;

Consolidated Balance Sheets as of December 31, 2010 and 2009;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2010, 2009 and 2008;

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008; and

Notes to Consolidated Financial Statements (which include reconciliation to United States generally accepted accounting principles).

3.	Management's Discussion and Analysis of Financial Conditions and Results of Operations.

4.	Contractual Obligations of the Corporation.

EXHIBIT INDEX

Exhibit	Title of Exhibit
No.

99.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.4	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Appointment of Agent for Service of Process and Undertaking on Form F-X filed on March 27, 2007, and hereby incorporated by reference herein.

99.6	Consent of Independent Auditors PricewaterhouseCoopers LLP

99.7	Consent of Christopher Lee

99.8	Consent of Michael M. Gustin

99.9	Consent of James Gray

99.10	Consent of George Lanier

99.11	Consent of Gary Simmons

99.12	Consent of Jim Ashton

99.13	Consent of Moira Smith

99.14	Consent of Ian Cunningham-Dunlop

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER GOLD INC.

By:	/s/ Mark O’Dea
Name: Mark O’Dea
Title: President and Chief Executive Officer

By:	/s/ Sean Tetzlaff
Name: Sean Tetzlaff
Title: Chief Financial Officer

Date: March 25, 2011